

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2010 Commission File Number : 001-31728

MI DEVELOPMENTS INC.

(Exact name of Registrant as specified in its charter)

455 Magna Drive, Aurora, Ontario, Canada L4G 7A9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F ☐ Form 40-F F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC.
(Registrant)

By: ______________________
Vito Ciraco
Vice-President and Associate General Counsel

Date: December 22, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC.
(Registrant)

By: /s/Vito Ciraco
Vito Ciraco
Vice-President and Associate General Counsel

Date: December 22, 2010

EXHIBITS

Exhibit 99.1 Press Release dated December 22, 2010.





MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

EXHIBIT 99.1

MI DEVELOPMENTS RECEIVES PROPOSAL FOR ELIMINATION OF DUAL CLASS SHARE STRUCTURE FROM CLASS A SHAREHOLDERS AND ITS CONTROLLING SHAREHOLDER

December 22, 2010, Aurora, Ontario, Canada – **MI Developments Inc. ("MID") (TSX: MIM.A, MIM.B; NYSE: MIM)** announced that its Board of Directors has received a reorganization proposal providing for the elimination of MID's dual class share structure. The proposal has been made by holders of its Class A Subordinate Voting Shares representing in excess of 50% of the outstanding Class A Subordinate Voting Shares (the "Initiating Shareholders"), including eight of MID's top ten shareholders. The proposal is also supported by MID's controlling shareholder (the "Stronach Shareholder"), a company controlled by the Stronach Trust.

The Board of Directors of MID has established a Special Committee of independent directors to review and evaluate the proposal and to make recommendations to the Board. The Board of Directors will communicate further with MID's shareholders in due course.

The reorganization proposal contemplates the elimination of MID's dual class share structure through:

- The cancellation of all MID Class B Shares held by the Stronach Shareholder in consideration for the transfer to the Stronach Shareholder of MID's horseracing, gaming and real estate development and other assets (and associated liabilities), and US$20 million of working capital (the "Assets"). The Assets include: Santa Anita Park; Golden Gate Fields; MID's joint venture interests in Maryland Jockey Club's real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park and MID's joint venture interest in the associated retail development; Portland Meadows; horseracing technology assets including Xpressbet® and AmTote; and all properties owned by MID as described under "Real Estate Business - Development Properties" in note 6(a) of the notes to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010; and

- Each MID Class A Subordinate Voting Share would be changed into one common share and each MID Class B Share (other than the MID Class B Shares held by the Stronach Shareholder which will be cancelled) would be converted into 1.2 common shares, such that MID would only have one class of common shares.

Upon completion of the reorganization proposal, MID would retain its income producing real estate property business and would be restricted from engaging in or having an interest in, directly or indirectly, any business relating to horse racing or gaming, and the Board of Directors of MID would be comprised of directors elected by shareholders other than the Stronach Shareholder at the shareholders meeting called to consider the reorganization proposal, with the nominees for election to be proposed by the Initiating Shareholders.

The proposal contemplates that if the transfer of the Assets is completed, the transfer would be effective January 1, 2011. MID would provide funding for the Assets during the period from January 1, 2011 to closing, provided that if the funding requirements exceed on average US$4 million per month, the Stronach Shareholder would reimburse MID for such excess. The Stronach Shareholder would have a right of first refusal in respect of the Magna International corporate properties in Aurora, Ontario and in

Oberwaltersdorf, Austria. In addition, the proposal contemplates that effective upon closing, the applicable Initiating Shareholders would discontinue the litigation against MID and certain related parties filed with the Ontario Superior Court of Justice and MID would reimburse the Initiating Shareholders for their legal and advisory fees incurred in connection with the transaction and up to US$1 million for other legal and advisory fees, and reimburse the Stronach Shareholder for up to US$1 million of legal and advisory fees incurred in connection with the transaction.

The proposal contemplates that the transaction will be implemented by way of a court-approved plan of arrangement under the *Business Corporations Act* (Ontario) or other form of transaction agreed to by the parties. The principal closing conditions of the proposed reorganization include receipt of regulatory approvals, receipt of required MID shareholder approvals, there being no material adverse change in the affairs of MID, MID continuing to operate in the ordinary course and not purchasing any unrelated gaming or horseracing assets, accuracy of MID's disclosure documents, execution of definitive documents by January 31, 2011 and implementation of the transaction by June 30, 2011.

The Initiating Shareholders and the Stronach Shareholder have agreed to vote in favour of the proposed reorganization. ST Acquisition Corp. has advised MID that, as a result of the reorganization proposal, it is suspending its earlier proposal announced on October 1, 2010 to make an offer to purchase any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID for a price of US$13 per share pending completion of the reorganization proposal.

The Initiating Shareholders may terminate their voting agreements if, among other things, definitive documents are not executed by January 31, 2011, the transaction has not been completed by June 30, 2011, the voting agreement has not been signed by a majority of the minority holders of the MID Class B Shares by January 31, 2011, or less than 30% of all outstanding MID Class A Subordinate Voting Shares remain subject to the voting agreement.

MID cautions shareholders and others considering trading in securities of MID that it has only recently received the reorganization proposal, and at this time no decisions or recommendations with respect to the proposal have been made by the Board of Directors of MID. The proposal is subject to certain material conditions, some of which are beyond MID's control, and there can be no assurance that the transaction contemplated by the reorganization proposal, or any other transaction, will be completed.

For further information about this press release, please contact Rocco Liscio, MID's Executive Vice-President and Chief Financial Officer, at 905-726-7507.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream Park, a joint venture with Forest City Enterprises, Inc.), an interest in joint ventures in The Maryland Jockey Club with Penn National Gaming, Inc., Portland Meadows, AmTote and XpressBet®, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. For further information about MID, please visit www.midevelopments.com or call 905-713-6322. MID's filings can be accessed at www.sedar.com and www.sec.gov you can also find MID's filings.

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

Notice to Investors

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The reorganization proposal to which this communication relates has not yet commenced.

Forward Looking Statements

This press release contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements include statements regarding MID's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number 001-31728

MI DEVELOPMENTS INC.

(Exact name of Registrant as specified in its charter)

455 Magna Drive, Aurora, Ontario, Canada L4G 7A9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC.
(Registrant)

By: /s/Vitor Ciraco
Vito Ciraco
Vice-President and Associate General Counsel

Date: December 23, 2010

EXHIBITS

Exhibit 99.1	Press Release dated December 22, 2010.
Exhibit 99.2	Business Acquisition Report dated December 22, 2010





MI Developments Inc.

455 Magna Drive
Aurora, Ontario
Canada L4G 7A9

Exhibit 99.1

MI DEVELOPMENTS FILES BUSINESS ACQUISITION REPORT IN RESPECT OF THE TRANSFER OF CERTAIN ASSETS OF MAGNA ENTERTAINMENT CORP.

December 22, 2010, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced that it has filed a business acquisition report ("BAR") in respect of the previously announced transfer of certain assets of Magna Entertainment Corp. ("MEC") to MID effective April 30, 2010 pursuant to MEC's plan of reorganization under Chapter 11 of Title 11 of the U.S. Bankruptcy Code. The BAR will be available at www.sedar.com.

ABOUT MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream Park™, a joint venture with Forest City Enterprises, Inc.), an interest in joint ventures in The Maryland Jockey Club with Penn National Gaming, Inc., Portland Meadows, AmTote and XpressBet®, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. For further information about MID, please visit www.midevelopments.com or call 905-713-6322.

OTHER INFORMATION

For further information about MID, please see our website at www.midevelopments.com. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 proceeding and the Company's participation therein and statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

For further information about this press release, please contact Rocco Liscio, MID's Executive Vice-President and Chief Financial Officer, at 905-726-7507.

Form 51-102F4
Business Acquisition Report

Item 1 Identity of Company

1.1 Name and Address of Company

MI Developments Inc. (the "Company")
455 Magna Drive, 2nd Floor
Aurora Ontario
L4G 7A9

1.2 Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this business acquisition report (the "Report"):

Rocco A. Liscio
Executive Vice-President and Chief Financial Officer
905.726.7507

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On March 5, 2009, Magna Entertainment Corp. ("MEC") and certain subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the *Companies' Creditors Arrangement Act* in Canada.

On April 26, 2010, the U.S. Bankruptcy Court issued an order confirming a plan of reorganization (the "Plan") in respect of MEC and certain of its subsidiaries, jointly proposed by MEC, the Company and the Official Committee of Unsecured Creditors of MEC (the "Creditors Committee").

On April 30, 2010, the Plan was declared effective, and in accordance with the Plan, the following assets of MEC, among others, were transferred to the Company: Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park, a joint venture between MEC and Forest City Enterprises, Inc.), The Maryland Jockey Club, Portland Meadows, AmTote International, Inc. and XpressBet, Inc. (collectively, the "Transferred Assets"). A copy of the Plan is available under the Company's profile at www.sedar.com.

Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines), Portland Meadows and the Maryland Jockey Club (which consists of Pimlico Race Course and Laurel Park) are each thoroughbred racetracks located in the U.S. that also provide simulcast wagering venues.

XpressBet Inc. is a U.S. based national account wagering business.

AmTote International Inc. is a provider of totalisator services to the pari-mutuel wagering industry.

The Village at Gulfstream Park is an outdoor shopping and entertainment centre located adjacent to Gulfstream Park.

2.2 Date of Acquisition

At the close of business on April 30, 2010.

2.3 Consideration

The consideration for the transfer of the Transferred Assets was the satisfaction of the Company's claims relating to: (a) a bridge loan through a non-revolving facility (the "2007 MEC Bridge Loan"), (b) project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, (together, the "MEC Project Financing Facilities") and (c) a loan made in November 2008 in order to allow MEC to fund its operations until the Company's shareholders could vote on a reorganization proposal in respect of MEC (the "2008 MEC Loan"), with an estimated collective value of U.S.$344.7 million at April 30, 2010 and the cash payment of U.S.$89 million to the unsecured creditors of MEC plus U.S.$1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors Committee.

The Company also received in cash the balance of the proceeds from the sale by MEC of Remington Park of U.S.$51 million and cash of U.S.$40 million included in the working capital of the Transferred Assets. The Company utilized its cash on hand and unsecured credit facility, as needed, to satisfy secured and allowed claims, as approved by the U.S. Bankruptcy Court for the District of Delaware

2.4 Effect on Financial Position

The Company accounted for the transfer of the Transferred Assets in satisfaction of the Company's claims relating to the 2007 MEC Bridge Loan, the MEC Project Financing Facilities and the 2008 MEC Loan with an estimated fair value of U.S.$344.7 million at April 30, 2010 and the cash payment of U.S.$89 million to the unsecured creditors of MEC plus U.S.$1.5 million as reimbursement for certain expenses incurred in connection with the action commenced by the Credited Committee. The Company also received in cash the balance of the proceeds from the sale by MEC of Remington Park of U.S.$51 million and cash of U.S.$40 million included in the working capital of the Transferred Assets.

On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn National Gaming, Inc. ("Penn") providing for joint ventures to own and operate the Maryland Jockey Club ("MJC") real estate and racing operations and the right to pursue non-racing gaming opportunities at MJC properties. On July 1, 2010, all closing conditions relating to this transaction were completed. The agreement stipulates that (i) MJC's real estate and racing operations (the "Real Estate and Racing Venture") will be owned by a joint venture to be 51% owned and managed by the Company, and (ii) the right to develop and operate any future gaming opportunities other than racing at the MJC properties (the "Gaming Venture") will be owned by a joint venture to be 51% owned and managed by Penn. Penn paid the Company U.S.$26.3 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture on closing, which included a working capital adjustment and the reimbursement by Penn to the Company of certain expenses of approximately U.S.$0.3 million. Each of the Company and Penn has agreed to contribute an additional U.S.$6.0 million in working capital to the joint ventures. In addition, the Company and Penn have agreed to ensure adequate operating capital at MJC, pursuant to an operating plan as mutually determined by the Company and Penn and approved by Maryland Racing Commission, until December 31, 2011.

During the period from May 1, 2010 to December 31, 2010, the Company expects to incur operating losses related to the Transferred Assets due to the seasonal nature of those businesses.

The Company is not presently planning or proposing to make material changes to its business affairs or the affairs of the Transferred Assets which may have a significant effect on the results of operations and financial position of the Company.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

Mr. Frank Stronach was an "informed person" for the purposes of National Instrument 51-102 – *Continuous Disclosure Obligations* ("NI 51-102"). Mr. Stronach, the chairman of the board of directors of the Company and chairman of the board of directors of MEC, controlled the Company, which in turn controlled MEC.

The Company was an "informed person" for the purposes NI 51-102. The Company owned, directly or indirectly, 218,116 Class A Subordinate Voting Stock and 2,923,302 Class B Stock of MEC. These holdings represented approximately a 54% equity interest and 96% voting interest in MEC.

2.7 Date of Report

December 22, 2010.

Item 3 Financial Statements

The business of the Transferred Assets had recently emerged from bankruptcy and current management of the business and the Company has made every reasonable effort to obtain access to, or copies of, the historical accounting records necessary to audit the combined financial statements for the Transferred Assets as contemplated by section 8.4 of NI 51-102 but such efforts were unsuccessful. The Company has received an exemption from the Canadian securities regulatory authorities pursuant to section 13.1 of NI 51-102, from the requirements of section 8.4 of NI 51-102 to include financial statements in this Report, and is providing the alternative financial information as a condition of the exemption provided by the Canadian securities regulatory authorities.

The following financial information included in Schedule "A" forms part of this Report:

(a) appraisal of the Company's properties around Gulfstream Park dated August 12, 2010 of Cushman & Wakefield of Florida, Inc.;

(b) appraisal of Santa Anita Racetrack site and excess land dated July 26, 2010 of CB Richard Ellis, Inc.;

(c) appraisal of Pimlico Racecourse - land only dated July 21, 2010 of CB Richard Ellis, Inc.;

(d) appraisal of Laurel Park land dated July 19, 2010 of Cushman & Wakefield of Washington D.C., Inc.;

(e) appraisal of Palm Meadows dated July 14, 2010 of Cushman & Wakefield of Florida, Inc.;

(f) appraisal of Golden Gate Fields land as if vacant dated July 9, 2010 of CB Richard Ellis, Inc.;

(g) appraisal of Bowie Race Track land dated December 23, 2009 of Cushman & Wakefield of Washington D.C., Inc.;

(h) intangible valuation analysis of XpressBet, Inc. dated August 10, 2010 of Peter Ott & Associates Inc.;

(i) intangible valuation analysis of Amtote International, Inc. dated August 10, 2010 of Peter Ott & Associates Inc.;

(j) summary of the aggregate appraised value of the Transferred Assets and the adjustments made thereto for the purposes of the Company's financial statements;

(k) allocation of the purchase consideration to the Transferred Assets and explanatory notes prepared in accordance with U.S. GAAP Accounting Standards No. 805, Business Combinations and audited in accordance with CICA Handbook 5805; and

(l) monthly operating report of MEC filed on the Electronic Data Gathering, Analysis and Retrieval system of the U.S. Securities and Exchange Commission dated May 31, 2010 for the period from April 5, 2010 to April 30, 2010, together with a cover page describing the purpose for which such monthly report was prepared and the relevance of such monthly operating report.



Item 3(a) attached

APPRAISAL OF REAL PROPERTY

MID Properties Around Gulfstream Park
SEQ U.S. 1 and Hallandale Beach Blvd.
Hallandale Beach, Broward County, FL 33309

IN A RESTRICTED USE APPRAISAL REPORT

As of April 30, 2010

Prepared For:
MI Developments Inc.
455 Magna Drive
Aurora, Ontario L4G 7A9
Canada



PHOTOGRAPH OF SUBJECT PROPERTY

Prepared By:
Cushman & Wakefield of Florida, Inc.
Valuation Services, Capital Markets Group
800 Corporate Drive, Suite 700
Ft. Lauderdale, FL 33334
C&W File ID: 10-42005-9206


CUSHMAN &
WAKEFIELD
Global Real Estate Solutions



CUSHMAN & WAKEFIELD OF FLORIDA, INC.
800 CORPORATE DRIVE, SUITE 700
FT. LAUDERDALE, FL 33334
FT. Lauderdale, OF FLORIDA 33334

August 12, 2010

Rocco A. Liscio
Executive Vice President and Chief Financial Officer
MI Developments Inc.
455 Magna Drive
Aurora, Ontario L4G 7A9
Canada
Re: Appraisal of Real Property
In a Restricted Use Report

MID Properties Around Gulfstream Park
SEQ U.S. 1 and Hallandale Beach Blvd.
Hallandale Beach, Broward County, FL 33309

C&W File ID: 10-42005-9206

Dear Mr. Liscio:

In fulfillment of our agreement as outlined in the Letter of Engagement, we are pleased to transmit our appraisal of the above property in a Restricted Use Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice (USPAP). In accordance with USPAP, the use of this report is restricted to the client, its professional advisors and auditors, and any regulating securities commissions only. The report presents limited discussions of the data, reasoning, and analyses used in the appraisal process to develop the appraisers' opinion of value and may not be understood without additional information in the appraiser's work file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated in the following pages.

Client:	Rocco A. Liscio 455 Magna Drive Aurora, Ontario L4G 7A9 Canada
Intended User:	In compliance with USPAP, the Client is the only Intended User. As part of its use, the report may be used by the Client's professional advisors and auditors, and any regulating securities commissions.
Intended Use:	Client use only
Identification of the Real Estate:	MID Properties Around Gulfstream Park SEQ U.S. 1 and Hallandale Beach Blvd. Hallandale Beach, FL 33309



Current Use:	Most of the subject parcels consist of vacant land. The portion of the subject property known as the "Racing Land" is currently improved with a thoroughbred race course and attendant buildings and uses. It also includes an operating casino. Per the terms of our engagement, this portion of the property is being valued as if it were vacant land. The only portion of the subject that is being valued as an improved property is Phase I of The Village at Gulfstream Park. One of the subjects of this appraisal is the leasehold interest in the operating property. This mixed-use property contains a retail component of 408,975 square feet of gross leasable area and office component of 88,861 square feet of net rentable area.
Highest and Best Use (As If Vacant):	Considering the subject site's physical characteristics and location, as well as the state of the local market, it is our opinion that the highest and best use of the Aventura Condo site is considered to be the 480 condominium units that have been approved on the site. The highest and best use of the Aventura Commercial site is a mixed-use development. The highest and best use of the Eastern 10.17 acre parcel is for low-rise multi-family residential. The highest and best use of the racing land is a mixed-use development. The highest and best use of Phases I and II is for a mixed-use development consistent with the approved DRI. For all of the subject properties, the current state of the market does not provide for feasible development; hence the highest and best use as vacant is to hold until development becomes feasible.
Highest and Best Use (As Improved):	The only portion of the subject that is improved (other than the racing land, which is being valued as if vacant) is Phase I of The Village at Gulfstream Park. It is our opinion that the Highest and Best Use of this portion of the subject property as improved is a mixed-use property as it is currently improved.
Type of Value:	Market Value (defined later in this report)
Real Property Interest Valued:	Leased fee, leasehold and fee simple interests as indicated in the summary of properties below.
Sales History:	To the best of our knowledge, none of the properties have transferred within the past three years.
Current Disposition:	To the best of our knowledge, none of the properties are under contract of sale nor are any being marketed for sale.
Date of Inspection:	June 3, 2010
Effective Date of Value:	April 30, 2010
Date of Report:	August 12, 2010

Extraordinary Assumptions: At the request of the Client, the appraisal of The Village at Gulfstream Park Phase I employs the following extraordinary assumptions: no leasing commissions have been deducted for the initial lease-up and only certain tenant improvements have been included. These costs have been included in the estimated development costs and are considered by the Client to be part of development costs.

Hypothetical Conditions: The portion of the property identified as Racing Land is currently improved with various racing related facilities including a thoroughbred horse racing track, clubhouse and casino. At the request of the Client, the appraisal of this area consists of land value only and employs the hypothetical condition that there are no improvements to be demolished and the land is available for development.

Opinions of Value: See various value conclusions below

Exposure Time: 24 months

The subject of this appraisal report consists of seven distinct properties. The following is a summary of these properties.

Property Name	Description	Interest Appraised
Aventura Condo Land	This is a 6.19 acre parcel of vacant land with approvals for 480 condominium units. The site lies in the City of Aventura	Fee Simple
Aventura Commercial Land	This is a 19.55 acre parcel that lies at the northeast corner of Biscayne Boulevard and NE 213th Street in the City of Aventura. It does not have approvals in place, but is projected to have 1,464,824 square feet of mixed-use development including retail, office, hotel and medical.	Fee Simple
Eastern 10.17 Acres	This reflects 10.17 acres of vacant land that lies east of the Gulfstream Park racing facility. It is planned for low-rise residential development, but has no approvals in place.	Fee Simple
Racing Land	This consists of 135.10 acres of land currently improved with various racing related facilities including the racetrack and casino, barns for the horses, and some surface parking. Our valuation does not consider any value attributable to any of the improvements. Our value consists of land value only based on the hypothetical condition that it consisted of vacant land available for development. This land lies east of U.S. 1 within the City of Hallandale Beach, just north of the City of	Fee Simple

	Aventura.	
Ground Lease on Phases I & II	Phases I and II comprise a total of 53.08 acres at the present time. This is the area currently encumbered with a ground lease between Magna Entertainment Corp. (MEC) as lessor and a joint venture between MEC and Forest City as lessee. The joint venture has options to take down additional land area from Phase II. Our valuation is based on the 53.08 acres that currently comprise the ground leased area. This area lies west of the Racing Land. This includes the land under the Village at Gulfstream Park Phase I.	Leased Fee
Phase II Development Rights	Phase II of The Village at Gulfstream Park consists of 10.84 acres. It lies north of Phase I and west of the north end of the Racing Land. This area is currently vacant, but is part of a DRI that provides the following development rights: 342,789 square feet of retail space, 51,139 square feet of office space, 1,500 residential units, 500 hotel units, and a 2,500 seat theatre. It is subject to the ground lease that covers both Phases I and II.	Leasehold
Village At Gulfstream Park Phase I	This is a mixed-use retail and office property that opened in February 2010. There are still stores under lease that have not opened as tenant improvements are still being completed for some tenants. This phase contains a total of 497,836 square feet of gross leasable area, of which 408,975 square feet are retail space and 88,861 square feet are office space.	Leasehold

AVENTURA CONDO LAND MARKET VALUE AS IS

Based on the agreed to Scope of Work, and as outlined in the report, we developed an opinion that the Market Value of the fee simple estate of the Aventura Condo Land, subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, if any, and definitions, "As-Is" on April 30, 2010, was:

SEVEN MILLION TWO HUNDRED THOUSAND DOLLARS

$7,200,000


CUSHMAN &
WAKEFIELD.

AVENTURA COMMERCIAL LAND MARKET VALUE AS IS

Based on the agreed to Scope of Work, and as outlined in the report, we developed an opinion that the Market Value of the fee simple estate of the Aventura Commercial Land, subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, if any, and definitions, "As-Is" on April 30, 2010, was:

TWENTY FOUR MILLION NINE HUNDRED THOUSAND DOLLARS

$24,900,000

EASTERN 10.17 ACRES OF LAND MARKET VALUE AS IS

Based on the agreed to Scope of Work, and as outlined in the report, we developed an opinion that the Market Value of the fee simple estate of the 10.17 acres of land east of Gulfstream Park, subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, if any, and definitions, "As-Is" on April 30, 2010, was:

TWO MILLION SEVEN HUNDRED THOUSAND DOLLARS

$2,700,000

RACING LAND HYPOTHETICAL MARKET VALUE AS IS

Based on the agreed to Scope of Work, and as outlined in the report, we developed an opinion that the Hypothetical Market Value of the fee simple estate of the 135.10 acres of land that comprises the racing land of Gulfstream Park (this consists of land value only, assigning no value to any of the existing improvements and not considering any demolition costs), subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, if any, and definitions, "As-Is" on April 30, 2010, was:

FORTY MILLION FOUR HUNDRED THOUSAND DOLLARS

$40,400,000

CLUBHOUSE BUILDING HYPOTHETICAL MARKET VALUE AS IS

Based on the agreed to Scope of Work, and as outlined in the report, we developed an opinion that the Hypothetical Market Value of the fee simple estate of the Clubhouse Building (This building overlooks the racecourse and also contains the casino, restaurants and a nightclub. It is estimated to contain a total of 330,000 square feet of gross leasable area.), subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, if any, and definitions, "As-Is" on April 30, 2010, was:

TWENTY SIX MILLION EIGHT HUNDRED THOUSAND DOLLARS

$26,800,000

GROUND LEASE ON PHASES I AND II MARKET VALUE AS IS

Based on the agreed to Scope of Work, and as outlined in the report, we developed an opinion that the Market Value of the leased fee estate of the 53.08 acres of land that comprise Phases I and II of Gulfstream Park, subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, if any, and definitions, "As-Is" on April 30, 2010, was:

THIRTY ONE MILLION FOUR HUNDRED THOUSAND DOLLARS

$31,400,000


CUSHMAN &
WAKEFIELD.

PHASE II DEVELOPMENT RIGHTS MARKET VALUE AS IS

Based on the agreed to Scope of Work, and as outlined in the report, we developed an opinion that the Market Value of the leasehold estate of the Phase II development rights, subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, if any, and definitions, "As-Is" on April 30, 2010, was:

TWENTY ONE MILLION DOLLARS

$21,000,000

THE VILLAGE AT GULFSTREAM PARK PHASE I

AS IS VALUE

Based on the agreed to Scope of Work, and as outlined in the report, we developed an opinion that the Prospective Value Upon Completion of the Leased Fee estate of Phase I of The Village at Gulfstream Park (currently under construction and nearing completion), subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, "As-Is" on April 30, 2010, was:

ONE HUNDRED FORTY FIVE MILLION DOLLARS

$145,000,000

PROSPECTIVE VALUE UPON STABILIZATION

Based on the agreed to Scope of Work, and as outlined in the report, we developed an opinion that the Prospective Value Upon Stabilization of the Leased Fee estate of Phase I of The Village at Gulfstream Park, subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, if any, and definitions, "Upon Stabilization," forecast as of May 1, 2013 (based upon market conditions as of April 30, 2010), will be:

ONE HUNDRED SIXTY SIX MILLION DOLLARS

$166,000,000

MARKET VALUE DEFINITION

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

- Buyer and seller are typically motivated;
- Both parties are well informed or well advised, and acting in what they consider their best interests;
- A reasonable time is allowed for exposure in the open market;
- Payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and
- The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Source: (12 C.F.R. Part 34.42(g) Federal Register 34696, August 24, 1990, as amended at 57 Federal Register 12202, April 9, 1992; 59 Federal Register 29499, June 7, 1994)


CUSHMAN &
WAKEFIELD.

SCOPE OF WORK

We prepared this independent and impartial appraisal of the property in conformance with the requirements of USPAP. The report includes only the appraiser's conclusion and cannot be properly understood without reference to the appraiser's file, which is maintained within our offices. The level of detail and depth of the analysis is considered to be commensurate with the complexity of the property type and market conditions.

In total, the level of detail and depth of the analysis is considered to be commensurate with the complexity of the property type and market conditions. Sufficient data, due diligence, and analysis are combined in this valuation to produce a reasonably reliable market value conclusion that serves the needs of the client. As part of this appraisal, a number of independent investigations and analyses were required.

The appraisal process performed is outlined as follows:

- Inspected the subject property and comparable data
- Collected primary and secondary data related to the subject
- Investigated the general trends in the regional economy and local area
- Investigated sales in the subject's market and analyzed rental data where appropriate
- Used generally accepted market-derived methods and procedures appropriate to the assignment
- Set forth all assumptions and limiting conditions that affect the analyses, opinion and conclusions, as stated in this report
- Provided a signed certification in accordance with Standards Rule 2-3 of USPAP

There were no specific limitations requested by the client or imposed by the appraisal problem. Sufficient data, due diligence, and analysis are combined in this valuation to produce a reliable market value conclusion that serves the needs of the client.

There are three generally accepted approaches to developing an opinion of value: Cost, Sales Comparison and Income Capitalization. We considered each in this appraisal to develop an opinion of the market value of the subject property. In appraisal practice, an approach to value is included or eliminated based on its applicability to the property type being valued and the quality of information available. The reliability of each approach depends on the availability and comparability of market data as well as the motivation and thinking of purchasers.

We considered each approach in developing our opinion of the market value of the subject property. The use or exclusion of specific valuation approaches is described below:

- Cost Approach - This approach was not included in preparing the appraisal.
- Sales Comparison Approach - This approach was included in preparing portions of the appraisal.
- Income Capitalization Approach - This approach was included in preparing portions of the appraisal.

The methods and techniques used to prepare this appraisal are the most likely to be used in typical practice, and they result in a reliable indication of value.


CUSHMAN &
WAKEFIELD.

ASSUMPTIONS AND LIMITING CONDITIONS

"Report" means the appraisal or consulting report and conclusions stated therein, to which these Assumptions and Limiting Conditions are annexed.

"Property" means the subject of the Report.

"C&W" means Cushman & Wakefield, Inc. or its subsidiary that issued the Report.

"Appraiser(s)" means the employee(s) of C&W who prepared and signed the Report.

The Report has been made subject to the following assumptions and limiting conditions:

- No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters that are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser. Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated. No survey of the Property was undertaken.

- The information contained in the Report or upon which the Report is based has been gathered from sources the Appraiser assumes to be reliable and accurate. The owner of the Property may have provided some of such information. Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, sketches, exhibits and factual matters. Any authorized user of the Report is obligated to bring to the attention of C&W any inaccuracies or errors that it believes are contained in the Report.

- The opinions are only as of the date stated in the Report. Changes since that date in external and market factors or in the Property itself can significantly affect the conclusions in the Report.

- The Report is to be used in whole and not in part. No part of the Report shall be used in conjunction with any other analyses. Publication of the Report or any portion thereof without the prior written consent of C&W is prohibited. Reference to the Appraisal Institute or to the MAI designation is prohibited. Except as may be otherwise stated in the letter of engagement, the Report may not be used by any person(s) other than the party(ies) to whom it is addressed or for purposes other than that for which it was prepared. No part of the Report shall be conveyed to the public through advertising, or used in any sales, promotion, offering or SEC material without C&W's prior written consent. Any authorized user(s) of this Report who provides a copy to, or permits reliance thereon by, any person or entity not authorized by C&W in writing to use or rely thereon, hereby agrees to indemnify and hold C&W, its affiliates and their respective shareholders, directors, officers and employees, harmless from and against all damages, expenses, claims and costs, including attorneys' fees, incurred in investigating and defending any claim arising from or in any way connected to the use of, or reliance upon, the Report by any such unauthorized person(s) or entity(ies).

- Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.

- The Report assumes (a) responsible ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws, unless noncompliance is stated, defined and considered in the Report; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value opinion contained in the Report is based.

- The physical condition of the improvements considered by the Report is based on visual inspection by the Appraiser or other person identified in the Report. C&W assumes no responsibility for the soundness of structural components or for the condition of mechanical equipment, plumbing or electrical components.


CUSHMAN &
WAKEFIELD.

- The forecasted potential gross income referred to in the Report may be based on lease summaries provided by the owner or third parties. The Report assumes no responsibility for the authenticity or completeness of lease information provided by others. C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.
- The forecasts of income and expenses are not predictions of the future. Rather, they are the Appraiser's best opinions of current market thinking on future income and expenses. The Appraiser and C&W make no warranty or representation that these forecasts will materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser's task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Report, envisages for the future in terms of rental rates, expenses, and supply and demand.
- Unless otherwise stated in the Report, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property. The Appraisers are not qualified to detect such substances. C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.
- Unless otherwise stated in the Report, compliance with the requirements of the Americans with Disabilities Act of 1990 (ADA) has not been considered in arriving at the opinion of value. Failure to comply with the requirements of the ADA may adversely affect the value of the Property. C&W recommends that an expert in this field be employed to determine the compliance of the Property with the requirements of the ADA and the impact of these matters on the opinion of value.
- If the Report is submitted to a lender or investor with the prior approval of C&W, such party should consider this Report as only one factor, together with its independent investment considerations and underwriting criteria, in its overall investment decision. Such lender or investor is specifically cautioned to understand all Extraordinary Assumptions and Hypothetical Conditions and the Assumptions and Limiting Conditions incorporated in this Report.
- In the event of a claim against C&W or its affiliates or their respective officers or employees or the Appraisers in connection with or in any way relating to this Report or this engagement, the maximum damages recoverable shall be the amount of the monies actually collected by C&W or its affiliates for this Report and under no circumstances shall any claim for consequential damages be made.
- If the Report is referred to or included in any offering material or prospectus, the Report shall be deemed referred to or included for informational purposes only and C&W, its employees and the Appraiser have no liability to such recipients. C&W disclaims any and all liability to any party other than the party that retained C&W to prepare the Report.
- Any estimate of insurable value, if included within the agreed upon scope of work and presented within this report, is based upon figures derived from a national cost estimating service and is developed consistent with industry practices. However, actual local and regional construction costs may vary significantly from our estimate and individual insurance policies and underwriters have varied specifications, exclusions, and non-insurable items. As such, we strongly recommend that the Client obtain estimates from professionals experienced in establishing insurance coverage for replacing any structure. This analysis should not be relied upon to determine insurance coverage. Furthermore, we make no warranties regarding the accuracy of this estimate.
- By use of this Report each party that uses this Report agrees to be bound by all of the Assumptions and Limiting Conditions, Hypothetical Conditions and Extraordinary Assumptions stated herein.

CERTIFICATION OF APPRAISAL

We certify that, to the best of our knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, and unbiased professional analyses, opinions, and conclusions.
- We have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.
- We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
- Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
- Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.
- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
- James J. Walsh, MAI, MRICS made a personal inspection of the property that is the subject of this report.
- No one provided significant real property appraisal assistance to the persons signing this report.
- As of the date of this report, James J. Walsh, MAI, MRICS has completed the continuing education program of the Appraisal Institute.
- Our analyses, opinions, or conclusions were developed and this report has been prepared in conformity with the requirements of the State of Florida for State-certified appraisers.
- The use of this report is subject to the requirements of the State of Florida relating to review by the Real Estate Appraisal Subcommittee of the Florida Real Estate Commission.

James J. Walsh, MAI, MRICS
Senior Director
State-Certified General Real Estate Appraiser
No. RZ483
Jim.walsh@cushwake.com
(954) 938-2615
(954) 771-3608 Fax


CUSHMAN &
WAKEFIELD.

ADDENDA CONTENTS


CUSHMAN &
WAKEFIELD.

ADDENDUM A: CLIENT SATISFACTION SURVEY

As part of our new quality monitoring campaign, attached is a short survey pertaining to this appraisal report and the service that you received. Would you please take a few minutes to complete the survey to help us identify the things you liked and did not like?

Each of your responses will be catalogued and reviewed by members of our national Quality Control Committee, and appropriate actions will be taken where necessary. Your feedback is critical to our effort to continuously improve our service to you, and is sincerely appreciated.

To access the questionnaire, please click on the link here:

http://www.surveymonkey.com/s.aspx?sm=_2bZUxc1p1j1DWj6n_2fswh1KQ_3d_3d&c=08-xxxxx-xxxx

The survey is hosted by Surveymonkey.com, an experienced survey software provider. Alternatively, simply print out the survey attached in the Addenda of this report and fax it to (716) 852-0890.

1. Given the scope and complexity of the assignment, please rate the development of the appraisal relative to the adequacy and relevance of the data, the appropriateness of the techniques used, and the reasonableness of the analyses, opinions, and conclusions:

__ Excellent
__ Good
__ Average
__ Below Average
__ Poor

Comments:____

____

____

2. Please rate the appraisal report on clarity, attention to detail, and the extent to which it was presentable to your internal/external users without revisions:

__ Excellent
__ Good
__ Average
__ Below Average
__ Poor

Comments:____

____

____

3. The appraiser communicated effectively by listening to your concerns, showed a sense of urgency in responding, and provided convincing support of his/her conclusions:

___ Not Applicable

___ Excellent
___ Good
___ Average
___ Below Average
___ Poor

Comments:____

____

____

4. The report was on time as agreed, or was received within an acceptable time frame if unforeseen factors occurred after the engagement:

___ Yes
___ No

5. Please rate your overall satisfaction relative to cost, timing, and quality:

___ Excellent
___ Good
___ Average
___ Below Average
___ Poor

Comments:____

____

____

6. Any additional comments or suggestions?

____

____

____

____

____

____

____

7. Would you like a representative of Cushman & Wakefield's National Quality Control Committee to contact you?

__ Yes
__ No

Your Name: ______________________________

Your Telephone Number: ______________________________

Contact Information: Scott Schafer
Managing Director, National Quality Control
(716) 852-7500, ext. 121

ADDENDUM B: ENGAGEMENT LETTER

ADDENDUM C: VALUATION ADDENDUM

The following tables and discussions provide support for our value conclusions stated herein.

AVENTURA CONDO LAND

The following consists of a summary of the comparable sales, followed by the adjustment grid and our conclusion of As Is value.

SUMMARY OF LAND SALES

PROPERTY INFORMATION									TRANSACTION INFORMATION					
No.	Location	Assessors Parcel Numbers	Size (sf)	Size (Acres)	No. Of Units	Zoning	Site Utility	Public Utilities	Grantor	Grantee	Sale Date	Sale Price	$/Unit	COMMENTS
S	Subject Property	28-1234-019-0011 and 28-1234-019-0021	269,519	6.19	480	MO	Good	All available						
1	330 Sunny Isles Boulevard, Sunny Isles Beach, FL	3122140070050, 3122140070260, 3122140070261, 3122140070270	104,200	2.39	90	BU-1, North Miami Beach	Good	All Available	The View at Sunny Isles, LLC	St. Tropez III, LLC	10/06	$7,697,700	$85,530	This parcel is located in Sunny Isles and has Biscayne Bay frontage. The purchaser intends to construct a three tower high-rise residential development with ground floor retail. The development will be known as St. Tropez Condominiums
2	700 South Miami Avenue, Miami, FL	01-0205-030-1200	242,564	5.57	2,424	SD-7 City of Miami	Good	All Available	Miami Retail Partners LLC	Brickell CitiCenter LLC	12/05	$46,500,000	$19,183	This land sale consists of 25 parcels that were assembled on both sides of South Miami Avenue to construct a three tower 2,424-unit high-rise condominium development with 133,721 square feet of office space, 87,438 square feet of retail and restaurant space and 2,808 parking spaces. The tallest structure proposed on-site will be 78-stories high. The site received MUSP approval in September of 2005. This property will be known as Brickell CitiCentre.
3	3622 Coral Way, Miami, FL	0141160092530, 0141160092540, 0141160092550, 0141160092350	38,250	0.88	144	C-1, City of Miami	Good	All Available	Key Real Estate Dev Corp	Mile at Coral Way, LLC	11/05	$9,000,000	$62,500	These parcels were purchased to construct a 144-unit condominium tower known as "The Mile". It will be 22-stories high and will contain approximately 3,149 square feet of ground floor retail space.
4	2742 SW 27 Avenue, Miami, FL	0141161110020, 0141161110010	56,929	1.31	181	C-1, City of Miami	Good	All Available	Grove Villas Tower, LLC	GP Tower 27 LLC	9/05	$10,000,000	$55,249	This site was purchased for the development of a 181-unit condominium tower. The development will be 14-stories high and it will contain approximately 5,400 square feet of ground floor retail. This site is located one block north of U.S. Highway 1. The development will be known as Via 27.
5	19200 Collins Avenue, Sunny Isles Beach, FL	31-2202-011-0040	166,351	3.82	274	B-1, City of Sunny Isles Beach	Good	All Available	Crescent Heights XLIV, LLC	Oceanview Developers, LLC	8/05	$21,000,000	$76,642	This is the contract sale price of Parcel D of the Oceanview property. It is currently a vacant lot which is being utilized by the hotel across the street for parking. The developer intends to construct a 274-unit luxury condominium 15-story tower. The site is encumbered with a parking agreement with the hotel in which it states that the developer needs to provide 393 spaces for the hotel within any future development.
6	850 South Miami Avenue, Miami, FL	0102050601250	60,004	1.38	556	SD-7 City of Miami	Good	All Available	Brickell Courtyards LLC	Premiere Towers LLC	6/05	$18,100,000	$32,554	This land sale consists of seven parcels that were assembled to construct a 556-unit 52-story luxury condominium building on South Miami Avenue, adjacent to Mary Brickell Village on its northern side. This property will be known as Premiere Towers.
7	1300 South Miami Avenue, Miami, FL	01-0209-050-1010,01-0209-050-1020, 01-0209-050-1030,01-0209-050-1170 01-0209-050-1171,01-0209-050	54,250	1.25	589	SD-7 City Of Miami	Good	All Available	Thirteen Hundred LLC	Infinity II LLC	3/05	$19,475,000	$33,065	This parcel is located at the southwestern corner of Coral Way and South Miami Avenue. It received its Major Use Special Permit (MUSP) on April 28, 2005. It has approval for the development of a 65-story mixed use tower with a total of 589 units, 21,450 square feet of office space, 11,568 square feet of retail and a total of 730 parking spaces.
8	1001 South Miami Avenue, Miami, FL	0102070301010	46,686	1.07	554	SD-7, City of Miami	Good	All Available	Miami Flatiron Partners LLC & Casola R	Brickell Flatiron LLC	3/05	$18,750,000	$33,845	This land sale consists of five parcels that were assembled to construct a 554-unit 73-story condominium building located a block west of Brickell Avenue. This development will also consist of 508,892 square feet of office and 69,349 square feet of retail. The project will be known as Brickell Flatiron.
STATISTICS														
Low			38,250	0.88	90						3/05	$7,697,700	$19,183	
High			242,564	5.57	2,424						10/06	$46,500,000	$85,530	
Average			96,155	2.21	602						9/05	$18,815,338	$40,821	

Compiled by Cushman & Wakefield of Florida, Inc.

LAND SALE													
		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)						
No.	Price Per Unit	Property Rights Conveyed	Conditions of Sale	Financing	Market[1] Conditions	Per Unit Subtotal	Location	Size	Public Utilities	Utility[2]	Other	Adj. Price Per Unit	Overall
1	$85,530 10/06	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -44.1%	$40,640 -52.5%	Superior -25.0%	Smaller -25.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	$20,320 -50.0%	Superior
2	$19,183 12/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -51.2%	$7,957 -58.5%	Similar 0.0%	Larger 70.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	$13,527 70.0%	Inferior
3	$62,500 11/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -51.8%	$25,606 -59.0%	Superior -5.0%	Smaller -20.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	$19,205 -25.0%	Superior
4	$55,249 9/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -53.1%	$22,025 -60.1%	Similar 0.0%	Smaller -20.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	$17,620 -20.0%	Superior
5	$76,642 8/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -53.8%	$30,097 -60.7%	Superior -15.0%	Smaller -15.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	$21,068 -30.0%	Superior
6	$32,554 6/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -55.0%	$12,452 -61.8%	Similar 0.0%	Larger 10.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	$13,697 10.0%	Inferior
7	$33,065 3/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -56.8%	$12,141 -63.3%	Similar 0.0%	Larger 10.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	$13,355 10.0%	Inferior
8	$33,845 3/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -56.8%	$12,428 -63.3%	Similar 0.0%	Larger 10.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	$13,671 10.0%	Inferior
	$19,183	- Low									Low -	$13,355	
	$85,530	- High									High -	$21,068	
	$49,821	- Average									Average -	$16,558	

Compiled by Cushman & Wakefield of Florida, Inc.

(1) Market Conditions Adjustment Footnote

Compound annual change in market conditions: -15.00%
Date of Value (for adjustment calculations): 4/30/10

(2) Utility Footnote

Utility includes shape, access, frontage and visibility

AS IS VALUE CONCLUSION	Price Per Unit
Indicated Value	$15,000
Unit Measure	x 480
Indicated Value	$7,200,000
Rounded to nearest $100,000	$7,200,000
$/Unit Basis	$15,000
LAND VALUE CONCLUSION	$7,200,000
$/Unit Basis	$15,000

Compiled by Cushman & Wakefield of Florida, Inc.

The value conclusion above reflects the limited marketability of the Aventura Condo Land in the current market. We have also provided an estimate of value for a more "normalized" market in terms of balance between supply and demand for land. We have discounted this value back to the present in order to reflect the current present value. The projected value of this portion of the subject property is $35,000 per developable unit. With 480 developable units, this indicates a projected land value in four years of $16,800,000. We used a discount rate of 23.0 percent in this analysis. Properties of this type would be expected to require an internal rate of return in the range of 20.0 to 25.0 percent. We have used a discount rate of 23.0 percent in this analysis. The resulting net present value of $7,339,878 supports our "As Is" value conclusion of $7,200,000.

Projected Unit Value in Four Years	$35,000
Projected Land Value in Four Years	$16,800,000
Discount Rate	23.0%
Net Present Value	$7,339,878

AVENTURA COMMERCIAL LAND

The following consists of a summary of the comparable sales, followed by the adjustment grid and our conclusion of As Is value.

SUMMARY OF LAND SALES

PROPERTY INFORMATION									TRANSACTION INFORMATION					
No.	Location	Assessors Parcel Number	Size (sf)	Size (Acres)	Potential Building Area	Proposed Use	Site Utility	Public Utilities	Grantor	Grantee	Sale Date	Sale Price	$/SF Build.	COMMENTS
S	Subject Property	28-1234-019-0011	551,642	10.55	1,464,824	Mixed-Use	Good	All available						
1	3900 Biscayne Boulevard, Miami	01-3219-026-0010	85,050	1.95	510,300	Office	Good	All Available	Post-Newsweek Stations Florida, Inc.	3900 Biscayne LLC	6/07	$13,500,000	$26.46	The property, located on west side of Biscayne Boulevard, is a Channel 10 studios and office building with an FAR of 6.0. The purchase price included demolition costs and time for the buyer to obtain building plans and approval from the City of Miami. The buyer acquired the parcel for future development of an office building.
2	SEC SW 120th Street & SW 137th Avenue, Miami	30-5914-000-0230	1,734,995	39.83	450,000	Shopping Center	Good	All Available	40 Acre Farm Limited	Woolbright Development	10/06	$30,000,000	$66.67	This site was purchased for development of a 450,000 square foot power center. About 14 acres will be sold to Costco for development of a 150,000 square foot store. The remaining 300,000 square feet will be developed with an adjoining power center, approvals were in place at the time of closing.
3	Southeast 2nd St. South of Broward Blvd. Fort Lauderdale	504210060020	65,000	1.49	400,000	Office	Good	All Available	Summit Properties Partnership, LLC	Southeast Second Street, LLC	9/06	$14,900,000	$37.25	This site was purchased to construct a 350,000 square foot Class A office building with 350,000 square feet of office and 50,000 square feet of ground floor retail space. This building will be known as Atlantic Center.
4	20501 NE 29th Avenue, Aventura	28-1234-008-4530, 4540, 4550, 4560, 4570, 4590, 4600, 4610, 4610 28-2203-021-0010	296,208	6.80	616,113	Mixed-Use	Good	All Available	The Aventura Turnberry Jewish Center	Aventura Land Trust 2 LLC	8/06	$34,500,000	$56.00	This site is an assemblage at the southeast corner of NE 30th Avenue and NE 207th Street. The parcels were purchased from two separate sellers in June and August of 2006. At the time of sale the owner intended to develop a 141,677 SF office building, a 234,198 SF hotel, 50,687 SF of ground floor retail and 190,281 SF of residential space (99 townhomes, condominiums and lofts) for a total of 616,843 SF of buildable area. However, market conditions, which have changed since the date of sale, have caused the developer to re-think the development plan (residential and hotel uses have been put on hold).
5	2900 Waterways Boulevard, Aventura		148,104	3.40	296,208	Mixed-Use	Good	All Available	Aventura Turnberry Jewish Center	Aventura Land Trust, LLC	6/06	$17,500,000	$59.08	This site lies on the west side of NE 30th Avenue. It extends from NE 206th Street on the north to NE 205th Street on the south. This sale reflects slightly over half of an assemblage of a site to the north with a different seller. Plans for the entire site are for 104 townhomes, 45,000 square feet of retail space, 142,000 square feet of Class A office space and a hotel. The site lies immediately east of The Promenade Shops. For this site, the buildable area is 296,208 square feet.
6	Pines Boulevard / West of SW 184th Avenue, Pembroke Pines	51-39-13-01-0210 51-39-13-01-0211	254,600	5.84	79,985	Office	Good	All Available	Sky Rise Investments, LLC	Skyrise Plaza, LLC	4/06	$4,400,000	$55.01	The property was purchased to construct a 79,985 office center. It is part of a 4-phase interconnected project which includes 184th Plaza and The Pines Park to the east and a fourth project which is not yet planned.
7	151 NW 136th Avenue, Sunrise	50-40-03-03-0030 (por) 50-40-03-03-0032 (por)	888,624	20.40	340,000	Retail-Commercial	Good	All Available	Sawgrass Gateway Center, Ltd.	IKEA Property Inc.	2/06	$13,750,000	$40.44	This is a portion of the 26.08 acre site to be Gateway at Sawgrass. Ikea acquired 20.4 acres of it and they will construct a 300,000 SF store on it. The other planned 40,000 square feet will be specialty retail and restaurants.
STATISTICS														
Low			65,000	1.49	79,985						2/06	$4,400,000	$26.46	
High			1,734,995	39.83	616,113						6/07	$34,500,000	$66.67	
Average			496,083	11.38	384,658						8/06	$18,304,286	$46.70	

Compiled by Cushman & Wakefield of Florida, Inc.

LAND SALE													
		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)						
No.	Price PSF of Building	Property Rights Conveyed	Conditions of Sale	Financing	Market[1] Conditions	PSF of Building Subtotal	Location	Buildable Size	Density	Utility[2]	Other	Adj. Price PSF of Building	Overall
1	$26.46	Fee Simple	Arm's-Length	None	Superior	$14.01	Similar	Smaller	Inferior	Similar	Similar	$16.11	Inferior
	6/07	0.0%	0.0%	-15.0%	-37.7%	-47.0%	0.0%	-15.0%	30.0%	0.0%	0.0%	15.0%	
2	$66.67	Fee Simple	Arm's-Length	None	Superior	$31.68	Inferior	Smaller	Superior	Similar	Similar	$20.59	Superior
	10/06	0.0%	0.0%	-15.0%	-44.1%	-52.5%	10.0%	-15.0%	-30.0%	0.0%	0.0%	-35.0%	
3	$37.26	Fee Simple	Arm's-Length	None	Superior	$17.45	Superior	Smaller	Inferior	Similar	Similar	$15.70	Superior
	9/06	0.0%	0.0%	-15.0%	-44.9%	-53.2%	-25.0%	-15.0%	30.0%	0.0%	0.0%	-10.0%	
4	$56.00	Fee Simple	Arm's-Length	None	Superior	$25.89	Superior	Smaller	Similar	Similar	Similar	$19.42	Superior
	8/06	0.0%	0.0%	-15.0%	-45.6%	-53.8%	-10.0%	-15.0%	0.0%	0.0%	0.0%	-25.0%	
5	$59.08	Fee Simple	Arm's-Length	None	Superior	$26.57	Superior	Smaller	Similar	Similar	Similar	$14.61	Superior
	6/06	0.0%	0.0%	-15.0%	-47.1%	-55.0%	-10.0%	-35.0%	0.0%	0.0%	0.0%	-45.0%	
6	$55.01	Fee Simple	Arm's-Length	None	Superior	$24.08	Inferior	Smaller	Superior	Similar	Similar	$13.24	Superior
	4/06	0.0%	0.0%	-15.0%	-48.5%	-56.2%	10.0%	-25.0%	-30.0%	0.0%	0.0%	-45.0%	
7	$40.44	Fee Simple	Arm's-Length	None	Superior	$17.26	Inferior	Smaller	Superior	Similar	Similar	$10.35	Superior
	2/06	0.0%	0.0%	-15.0%	-49.8%	-57.3%	20.0%	-30.0%	-30.0%	0.0%	0.0%	-40.0%	
	$26.46	- Low									Low -	$10.35	
	$66.67	- High									High -	$20.59	
	$48.70	- Average									Average -	$15.72	

Compiled by Cushman & Wakefield of Florida, Inc.

(1) Market Conditions Adjustment Footnote

Compound annual change in market conditions: -15.00%
Date of Value (for adjustment calculations): 4/30/10

(2) Utility Footnote

Utility includes shape, access, frontage and visibility.

AS IS VALUE CONCLUSION	Price Per Building SF
Indicated Value	$17.00
Building Area Measure	x 1,464,824
Indicated Value	$24,902,008
Rounded to nearest $100,000	$24,900,000
$/Area Basis	$17.00
LAND VALUE CONCLUSION	$24,900,000
$/Area Basis	$17.00

Compiled by Cushman & Wakefield of Florida, Inc.

The value conclusion above reflects the limited marketability of the Aventura Commercial Land in the current market. We have also provided an estimate of value for a more "normalized" market in terms of balance between supply and demand for land. We have discounted this value back to the present in order to reflect the current present value. The projected value of this portion of the subject property is $40.00 per developable square foot. With 1,464,824 square feet of developable building area, this indicates a projected land value in four years of $58,592,960. We used a discount rate of 23.0 percent in this analysis. Properties of this type would be expected to require an internal rate of return in the range of 20.0 to 25.0 percent. We have used a discount rate of 23.0 percent in this analysis. The resulting net present value of $25,599,117 supports our "As Is" value conclusion of $24,900,000.

Projected Per Square Foot Value in Four Years	$40.00
Projected Land Value in Four Years	$58,592,960
Discount Rate	23.0%
Net Present Value	$25,599,117

EASTERN 10 ACRES OF LAND

The following consists of a summary of the comparable sales, followed by the adjustment grid and our conclusion of As Is value.

SUMMARY OF LAND SALES

	PROPERTY INFORMATION								TRANSACTION INFORMATION					
No.	Location	Assessors Parcel Numbers	Size (sf)	Size (Acres)	No. Of Units	Zoning	Site Utility	Public Utilities	Grantor	Grantee	Sale Date	Sale Price	$/Unit	COMMENTS
S	Subject Property	5142 26 00 0110 and 5142 26 00 0120	442,994	10.17	180	RM-18	Average	All available						
1	330 Sunny Isles Boulevard, Sunny Isles Beach, FL	3122140070050, 3122140070260, 3122140070261, 3122140070270	104,200	2.39	90	BU-1, North Miami Beach	Good	All Available	The View at Sunny Isles, LLC	St. Tropez III, LLC	10/06	$7,697,700	$85,530	This parcel is located in Sunny Isles and has Biscayne Bay frontage. The purchaser intends to construct a three tower high-rise residential development with ground floor retail. The development will be known as St. Tropez Condominiums.
2	410-407 Northeast 7th Street, Fort Lauderdale, FL	494234072180, 494234072181, 494234072190, 494234072210, 494234072220, 494234072230, 494234072240	42,689	0.98	72	RAC-UN, Ft Lauderdale	Good	All Available	4th Avenue Xposed, LLC	Crosswinds At Village Lofts, LLC	12/05	$5,800,000	$80,556	The buyer intends to construct a 72-unit condominium building known as Village Lofts. This site is located north of Broward Boulevard in downtown Fort Lauderdale.
3	3622 Coral Way, Miami, FL	0141160092530, 0141160092540, 0141160092550, 0141160092350	38,250	0.88	144	C-1, City of Miami	Good	All Available	Key Real Estate Dev Corp	Mile at Coral Way, LLC	11/05	$9,000,000	$62,500	These parcels were purchased to construct a 144-unit condominium tower known as "The Mile". It will be 22-stories high and will contain approximately 3,140 square feet of ground floor retail space
4	2742 SW 27 Avenue, Miami, FL	0141161110020, 0141161110010	56,929	1.31	181	C-1, City of Miami	Good	All Available	Grove Villas Tower, LLC	GP Tower 27 LLC	9/05	$10,000,000	$55,249	This site was purchased for the development of a 181-unit condominium tower. The development will be 14-stories high and it will contain approximately 6,400 square feet of ground floor retail. This site is located one block north of U.S. Highway 1. The development will be known as Via 27.
5	19200 Collins Avenue, Sunny Isles Beach, FL	31-2202-011-0040	166,351	3.82	274	B-1, City of Sunny Isles Beach	Good	All Available	Crescent Heights XLIV, LLC	Oceanview Developers, LLC	8/05	$21,000,000	$76,642	This is the sale of Parcel D of the Oceanview property. It is currently a vacant lot which is being utilized by the hotel across the street for parking. The developer intends to construct a 274-unit luxury condominium 15-story tower. The site is encumbered with a parking agreement with the hotel in which it states that the developer needs to provide 323 spaces for the hotel within any future development.
6	S Hallandale Beach Boulevard/W South Ocean Drive, Hallandale Beach, FL	51-42-26-21-0011 51-42-26-21-0010	247,595	5.68	283	RM-25 Hallandale Beach	Good	All Available	Ocean Marine Yacht Club, Inc.	Ocean Marine Yacht Club, LLC	4/05	$18,750,000	$66,254	This property was purchased for development into a 283 unit residential condominium site with a marina.
7	888 Biscayne Boulevard, Miami, FL	01-0106-000-1020, 01-0106-000-2010	63,761	1.46	678	CBD, City of Miami	Good	All Available	FEC Railway LLC, 888 Biscayne Blvd, Lt	800 Biscayne Boulevard	2/05	$38,000,000	$56,047	This property is located across Biscayne Boulevard from American Airlines Arena. It is also located adjacent to the Freedom Tower in Downtown Miami. The buyer intends to construct a 678-unit condominium project on the site.
STATISTICS														
Low			38,250	0.88	72						2/05	$5,800,000	$55,249	
High			247,595	5.68	678						10/06	$38,000,000	$85,530	
Average			102,828	2.36	246						9/05	$15,749,671	$68,968	

Compiled by Cushman & Wakefield of Florida, Inc.

LAND SALE

		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)						
No.	Price Per Unit	Property Rights Conveyed	Conditions of Sale	Financing	Market[1] Conditions	Per Unit Subtotal	Location	Size	Public Utilities	Utility[2]	Other	Adj. Price Per Unit	Overall
1	$85,530 10/06	Fee Simple 0.0%	Arm's-Length 0.0%	None -20.0%	Superior -44.1%	$38,249 -55.3%	Superior -25.0%	Smaller -10.0%	Similar 0.0%	Superior -15.0%	Similar 0.0%	$19,125 -50.0%	Superior
2	$80,556 12/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -20.0%	Superior -51.2%	$31,449 -61.0%	Superior -15.0%	Smaller -10.0%	Similar 0.0%	Superior -15.0%	Similar 0.0%	$18,869 -40.0%	Superior
3	$62,500 11/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -20.0%	Superior -51.8%	$24,100 -61.4%	Superior -5.0%	Similar 0.0%	Similar 0.0%	Superior -15.0%	Similar 0.0%	$19,280 -20.0%	Superior
4	$55,249 9/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -20.0%	Superior -53.1%	$20,729 -62.5%	Similar 0.0%	Similar 0.0%	Similar 0.0%	Superior -15.0%	Similar 0.0%	$17,620 -15.0%	Superior
5	$76,642 8/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -20.0%	Superior -53.8%	$28,327 -63.0%	Superior -25.0%	Larger 5.0%	Similar 0.0%	Superior -15.0%	Similar 0.0%	$18,413 -35.0%	Superior
6	$66,254 4/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -20.0%	Superior -56.2%	$23,216 -65.0%	Superior -15.0%	Larger 5.0%	Similar 0.0%	Superior -15.0%	Similar 0.0%	$17,412 -25.0%	Superior
7	$56,047 2/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -20.0%	Superior -57.4%	$19,101 -65.9%	Superior -15.0%	Larger 15.0%	Similar 0.0%	Superior -15.0%	Similar 0.0%	$16,236 -15.0%	Superior
	$55,249	- Low									Low -	$16,236	
	$85,530	- High									High -	$19,280	
	$68,968	- Average									Average -	$18,136	

Compiled by Cushman & Wakefield of Florida, Inc.

(1) Market Conditions Adjustment Footnote
Compound annual change in market conditions: -15.00%
Date of Value (for adjustment calculations): 4/30/10

(2) Utility Footnote
Utility includes shape, access, frontage and visibility.

AS IS VALUE CONCLUSION	Price Per Unit
Indicated Value	$15,000
Unit Measure	x 180
Indicated Value	$2,700,000
Rounded to nearest $100,000	$2,700,000
$/Unit Basis	$15,000
LAND VALUE CONCLUSION	$2,700,000
$/Unit Basis	$15,000

Compiled by Cushman & Wakefield of Florida, Inc.

The value conclusion above reflects the limited marketability of the Eastern 10 Acre Parcel in the current market. We have also provided an estimate of value for a more "normalized" market in terms of balance between supply and demand for land. We have discounted this value back to the present in order to reflect the current present value. The projected value of this portion of the subject property is $35,000 per developable unit. With 180 developable units, this indicates a projected land value in four years of $6,300,000. We used a discount rate of 23.0 percent in this analysis. Properties of this type would be expected to require an internal rate of return in the range of 20.0 to 25.0 percent. We have used a discount rate of 23.0 percent in this analysis. The resulting net present value of $2,752,454 supports our "As Is" value conclusion of $2,700,000.

Projected Per Unit Value in Four Years	$35,000
Projected Land Value in Four Years	$6,300,000
Discount Rate	23.0%
Net Present Value	$2,752,454

RACING LAND

The "Racing Land" comprises 135.10 acres (5,884,956 square feet) of land area. Most of this land is currently improved with various racing related facilities including the Gulfstream Park Race Course and Casino, horse barns, practice track, etc. At the request of the Client, the appraisal of this area consists of land value only and employs the hypothetical condition that there are no improvements to be demolished and the land is available for development. The following consists of a summary of the comparable sales, followed by the adjustment grid and our conclusion of Hypothetical As Is value. Since we are providing a separate hypothetical valuation for the Clubhouse Building, we have deducted the estimated 2.5 acres of land associated with this area. Therefore, we have used total acreage for the Racing Land of 132.60 acres (5,776,056 square feet).

SUMMARY OF LAND SALES

PROPERTY INFORMATION								TRANSACTION INFORMATION					
No.	Location	Assessors Parcel Numbers	Size (Acres)	Proposed Use	Zoning	Site Utility	Public Utilities	Grantor	Grantee	Sale Date	Sale Price	$/SF Land	COMMENTS
S	Subject Property	5142 27 01 0540 and 5142 27 01 0190	132.60	Retail	CR-A	Average	All available						
1	201 Northwest 133rd Road, Plantation, FL	504002010040	43.65	Residential-Multi Family	RP-7W (Mobile Home Park)	Good	All Available	ARC COMMUNITIES 13 LLC	Trammel Crow	6/08	$25,000,000	$13.15	This site was purchased to develop a 481-unit garden-style apartment complex on site. The property was an operating mobile home park known as Sunshine City at the time of sale and contained 350 mobile homes. The property was under contract for approximately two years, due to the purchaser wanting to gain approvals for development of an apartment complex before closing.
2	NWC State Road 836 and Northwest 132nd Avenue, Miami, FL	30-3935-000-0022	43.28	Industrial	IU-1	Good	All Available	AMB Codina Beacon Lakes LLC	Mobis Parts of America	12/07	$18,400,000	$9.76	Mobis will build a 400,000 square foot parts distribution facility on the site. The sale included minimal site preparation costs which were not disclosed.
3	Northwest 170th Street & Northwest 97th Avenue, Miami, FL	30-2009-001-0340, -0350, -0360, -0370, -0380, -0390, -0400, -0450, -0460, -0475	66.94	Industrial	I-C	Good	All Available	Shoma Development	AMB I-75 LLC	11/07	$24,000,000	$8.23	AMB plans to build about 1 million square feet of warehouse distribution space. There were no permits in place at sale. It was estimated to require about a year to commence construction.
4	6800-7004 Belvedere Road, West Palm Beach, FL	00-42-43-27-05-004-0071; 00-42-43-27-05-004-0040, -0041, 0082	95.20	Industrial	AR	Good	All Available	ME Turnpike LLC	Duke Realty LP	7/07	$43,200,000	$10.42	This sale involved three transactions. Duke Realty LP was the purchaser for all three, but ME Turnpike LLC sold 67.0 acres for $32,500,000; SE Turnpike LLC sold 18.2 acres for $5,500,000 and Jog Commerce Park LLC sold 12.0 acres for $5,200,000. The First two sales closed on the same day (July 6, 2007) and the third closed the next month (August 3, 2007). This is considered to be a very good industrial location and the purchaser plans to build roughly 1.1 million square feet of industrial product.
5	SEC SW 120th Street & SW 137th Avenue, Miami, FL	30-5914-000-0230	39.83	Retail-Commercial	GU, Unincorporated	Good	All Available	40 Acre Farm Limited	Woolbright Development	10/06	$30,000,000	$17.29	This site was purchased for development of a 450,000 square foot power center. About 14 acres will be sold to Costco for development of a 150,000 square foot store. The remaining 300,000 square feet will be developed with an adjoining power center, approvals were in place at the time of closing.
6	NW Cnr South University Drive/SW 45th Street, Davie, FL	50-41-023-33-0010	36.08	Retail-Commercial	B-2, Davie	Good	All Available	University Development Management	Wal-Mart Stores East, LP	5/06	$21,000,000	$13.37	This site was purchased for development with a Wal-Mart. The property was under contract for two years in order to get approvals.
7	3000 West Prospect Road, Fort Lauderdale, FL	49-42-18-00-0054 49-42-18-00-0056	38.09	Residential	T-1, N Lauderdale	Good	All Available	Imperial Village of Broward, Ltd.	Investment at Village Park, Ltd.	4/06	$26,000,000	$15.27	A former mobile home park to be redeveloped with residential townhomes at a density of 8 units per acre. The location offers very good frontage and access.
STATISTICS													
Low			36.08							4/06	$18,400,000	$8.23	
High			95.20							6/08	$43,200,000	$17.29	
Average			52.01							4/07	$26,800,000	$12.50	

Compiled by Cushman & Wakefield of Florida, Inc.

LAND SALE ADJUSTMENT GRID

		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)						
No.	Price PSF Land & Date	Property Rights Conveyed	Conditions of Sale	Financing	Market[1] Conditions	PSF Land Subtotal	Location	Size	Public Utilities	Utility[2]	Other	Adj. Price PSF Land	Overall
1	$13.15 6/08	Fee Simple 0.0%	Arm's Length 0.0%	None -15.0%	Superior -26.7%	$8.19 -37.7%	Inferior 20.0%	Smaller -15.0%	Similar 0.0%	Superior -10.0%	Inferior 10.0%	$8.60 5.0%	Inferior
2	$9.76 12/07	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -32.4%	$5.61 -42.5%	Inferior 50.0%	Smaller -15.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	$7.57 35.0%	Inferior
3	$8.23 11/07	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -33.3%	$4.67 -43.3%	Inferior 50.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	Inferior 10.0%	$7.47 60.0%	Inferior
4	$10.42 7/07	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -30.9%	$5.59 -46.4%	Inferior 20.0%	Similar 0.0%	Similar 0.0%	Similar 0.0%	Inferior 20.0%	$7.82 40.0%	Inferior
5	$17.29 10/06	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -44.1%	$8.22 -52.5%	Inferior 20.0%	Smaller -15.0%	Similar 0.0%	Superior -15.0%	Similar 0.0%	$7.39 -10.0%	Superior
6	$13.37 5/06	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -47.8%	$5.93 -55.6%	Inferior 25.0%	Smaller -15.0%	Similar 0.0%	Superior -15.0%	Inferior 10.0%	$6.23 5.0%	Inferior
7	$15.27 4/06	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -48.5%	$6.68 -56.2%	Inferior 20.0%	Smaller -15.0%	Similar 0.0%	Superior -15.0%	Similar 0.0%	$6.02 -10.0%	Superior
STATISTICS													
	$8.23	- Low									Low -	$6.02	
	$17.29	- High									High -	$8.60	
	$12.50	- Average									Average -	$7.30	

Compiled by Cushman & Wakefield of Florida, Inc.

(1) Market Conditions Adjustment Footnote
Compound annual change in market conditions: -15.00%
Date of Value (for adjustment calculations): 4/30/10

(2) Utility Footnote
Utility includes shape, access, frontage and visibility.

AS IS VALUE CONCLUSION	Price PSF
Indicated Value	$7.00
SQFT Measure	x 5,776,056
Indicated Value	$40,432,392
Rounded to nearest $100,000	$40,400,000
$/SF Basis	$6.99
LAND VALUE CONCLUSION	$40,400,000
$/SF Basis	$6.99

Compiled by Cushman & Wakefield of Florida, Inc.

The value conclusion above reflects the limited marketability of the Racing Land in the current market. We have also provided an estimate of value for a more "normalized" market in terms of balance between supply and demand for land. We have discounted this value back to the present in order to reflect the current present value. The projected value of this portion of the subject property on a retail basis and in a "normalized" market is $16.00 per square foot of land area. With 5,776,056 square feet of land area, this indicates a projected total land value of $92,416,896. We estimated that it would take three years to sell of this land, after a two year period in which there were no sales. Therefore, the following cash flow analysis shows a five year sell-out period with no sales in the first two years. At equal land amounts being sold in each of the three years of sales, the sales in the third year are estimated at $30,805,632. We projected that as the market recovers there will be an ability to increase the retail prices of the land. Hence, we increased the annual land sales by 3.0 percent in each of the last two years. We estimated a 4.0 percent cost of sale to include commissions and transactions costs related to the transfer of the real estate. Properties of this type would be expected to require an internal rate of return in the range of 20.0 to 25.0 percent. We have used a discount rate of 23.0 percent in this analysis. The resulting net present value of $40,344,672 supports our "As Is" value conclusion of $40,400,000.

RACING LAND SELL-OUT ANALYSIS
Discounted Cash Flow Analysis

	Year 1	Year 2	Year 3	Year 4	Year 5
Annual Land Sales	$0	$0	$30,805,632	$31,729,801	$32,681,695
Less Cost of Sale (4.0%)	$0	$0	-$1,232,225	-$1,269,192	-$1,307,268
Net Land Sales	$0	$0	$29,573,407	$30,460,609	$31,374,427

Net Present Value at

22.0%	$41,644,684
23.0%	$40,344,672
24.0%	$39,096,968



HYPOTHETICAL VALUE OF CLUBHOUSE BUILDING

This is a building that overlooks the race track. It contains several viewing areas to watch the racing. It also has a restaurant and a nightclub. The Gulfstream Park casino operations are in this building as well. We have been asked to provide a hypothetical value of these improvements if they were to be converted to retail use. We have not incorporated any current leases in our analysis. We have projected rents for the existing space based upon market parameters. We have held 20.0 percent of the space as permanently vacant, plus we have estimated a 10.0 percent vacancy rate and 1.0 percent collection loss allowance. We have estimated market rent at $25.00 per square foot on a net basis. Our estimates are based on a three year period from the date of value before any leasing activity takes place. During this initial three year period, the property is held fully vacant with no rental income. It also does not have any net expenses as the property is considered to be operated such that the racetrack operator picks up the net expenses until the start of the fourth year, which coincides with the commencement of the lease-up of the property.

In consideration of the need for a lease-up period, we used a 12-year (plus a reversion year for re-sale) cash flow projection for the As Is analysis and a 10-year cash flow projection for the stabilized analysis. The stabilized value has not been reported in the letter of transmittal, but is useful in checking the analysis in terms of a reasonable capitalization rate. For the As Is analysis, we reconciled at a 10.0 percent discount rate. Due to the lower risk upon achieving stabilized occupancy, we reconciled at a 9.5 percent discount rate for the stabilized analysis. For both analyses, we used an 8.5 percent terminal capitalization rate. On the following pages are the various Argus data sheets, which provide the various schedules and assumptions used in both of these analyses. As indicated in these data sheets, we have concluded to an As Is value as of April 30, 2010 of $31,400,000. We have projected a prospective value upon stabilization, estimated to be November 1, 2014 but based on market conditions as of April 30, 2010 to be $59,600,000. This reflects a going-in capitalization rate of 8.10 percent for the subject property, which is considered to be reasonable in the current market.



Prospective Present Value
Cash Flow Before Debt Service plus Property Resale
Discounted Annually (Endpoint on Cash Flow & Resale) over a 12-Year Period

Analysis Period	For the Year Ending	Annual Cash Flow	P.V. of Cash Flow @ 9.25%	P.V. of Cash Flow @ 9.50%	P.V. of Cash Flow @ 9.75%	P.V. of Cash Flow @ 10.00%	P.V. of Cash Flow @ 10.25%	P.V. of Cash Flow @ 10.50%	P.V. of Cash Flow @ 10.75%
Year 1	Apr-2011								
Year 2	Apr-2012								
Year 3	Apr-2013								
Year 4	Apr-2014	(8,353,664)	(5,863,963)	(5,810,594)	(5,757,831)	(5,705,665)	(5,654,089)	(5,603,094)	(5,552,673)
Year 5	Apr-2015	259,255	166,579	164,686	162,819	160,977	159,160	157,368	155,600
Year 6	Apr-2016	4,557,935	2,680,646	2,644,134	2,608,201	2,572,836	2,538,029	2,503,770	2,470,050
Year 7	Apr-2017	4,507,523	2,426,542	2,388,026	2,350,207	2,313,072	2,276,606	2,240,795	2,205,626
Year 8	Apr-2018	4,455,596	2,195,504	2,155,723	2,116,750	2,078,568	2,041,160	2,004,507	1,968,593
Year 9	Apr-2019	4,659,473	2,101,570	2,058,779	2,016,954	1,976,071	1,936,107	1,897,039	1,858,845
Year 10	Apr-2020	4,944,357	2,041,246	1,995,118	1,950,135	1,906,264	1,863,476	1,821,742	1,781,035
Year 11	Apr-2021	4,914,122	1,856,992	1,810,884	1,766,022	1,722,370	1,679,892	1,638,555	1,598,324
Year 12	Apr-2022	4,855,676	1,679,547	1,634,106	1,589,993	1,547,168	1,505,589	1,465,218	1,426,017
Total Cash Flow		24,800,273	9,284,663	9,040,862	8,803,250	8,571,661	8,345,930	8,125,900	7,911,417
Property Resale @ 8.50% Cap		57,223,200	19,793,144	19,257,624	18,737,765	18,233,075	17,743,078	17,267,315	16,805,341
Total Property Present Value			$29,077,807	$28,298,486	$27,541,015	$26,804,736	$26,089,008	$25,393,215	$24,716,758
Rounded to Thousands			$29,078,000	$28,298,000	$27,541,000	$26,805,000	$26,089,000	$25,393,000	$24,717,000
Per SqFt			88.11	85.75	83.46	81.23	79.06	76.95	74.90
Percentage Value Distribution									
Assured Income									
Prospective Income			31.93%	31.95%	31.96%	31.98%	31.99%	32.00%	32.01%
Prospective Property Resale			68.07%	68.05%	68.04%	68.02%	68.01%	68.00%	67.99%
			100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%



Prospective Present Value
Cash Flow Before Debt Service plus Property Resale
Discounted Annually (Endpoint on Cash Flow & Resale) over a 10-Year Period
Present Value as of 11/1/2014

Analysis Period	For the Year Ending	Annual Cash Flow	P.V. of Cash Flow @ 9.25%	P.V. of Cash Flow @ 9.50%	P.V. of Cash Flow @ 9.75%	P.V. of Cash Flow @ 10.00%	P.V. of Cash Flow @ 10.25%	P.V. of Cash Flow @ 10.50%	P.V. of Cash Flow @ 10.75%
Year 1	Oct-2015	$4,735,505	$4,334,558	$4,324,662	$4,314,811	$4,305,005	$4,295,243	$4,285,525	$4,275,851
Year 2	Oct-2016	4,532,716	3,797,656	3,780,335	3,763,132	3,746,046	3,729,077	3,712,222	3,695,482
Year 3	Oct-2017	4,481,557	3,436,882	3,413,395	3,390,122	3,367,060	3,344,207	3,321,560	3,299,117
Year 4	Oct-2018	4,500,948	3,159,499	3,130,744	3,102,315	3,074,208	3,046,419	3,018,943	2,991,776
Year 5	Oct-2019	4,843,943	3,112,374	3,077,007	3,042,120	3,007,707	2,973,761	2,940,273	2,907,236
Year 6	Oct-2020	4,943,821	2,907,596	2,867,993	2,829,017	2,790,658	2,752,905	2,715,746	2,679,170
Year 7	Oct-2021	4,884,896	2,629,694	2,587,954	2,546,969	2,506,724	2,467,204	2,428,395	2,390,282
Year 8	Oct-2022	4,825,583	2,377,816	2,334,731	2,292,522	2,251,170	2,210,655	2,170,959	2,132,062
Year 9	Oct-2023	3,782,654	1,706,097	1,671,358	1,637,404	1,604,215	1,571,771	1,540,055	1,509,048
Year 10	Oct-2024	1,922,519	793,700	775,764	758,273	741,214	724,577	708,350	692,522
Total Cash Flow		43,454,142	28,255,872	27,963,943	27,676,685	27,394,007	27,115,819	26,842,028	26,572,546
Property Resale @ 8.50% Cap		78,514,746	32,414,309	31,681,814	30,967,485	30,270,833	29,591,382	28,928,669	28,282,245
Total Property Present Value			$60,670,181	$59,645,757	$58,644,170	$57,664,840	$56,707,201	$55,770,697	$54,854,791
Rounded to Thousands			$60,670,000	$59,646,000	$58,644,000	$57,665,000	$56,707,000	$55,771,000	$54,855,000
Per SqFt			183.85	180.74	177.71	174.74	171.84	169.00	166.23



Clubhouse Building
Gulfstream Park
Hallandale Beach, Florida 33309

Software : ARGUS Ver. 14.0.2
File : Clubhouse Building 3 Yrs
Property Type : Retail
Portfolio :
Date : 8/4/10
Time : 4:43 pm
Ref# : ACP

Schedule Of Prospective Cash Flow
In Inflated Dollars as of 11/1/2014

For the Years Ending	Year 1 Oct-2015	Year 2 Oct-2016	Year 3 Oct-2017	Year 4 Oct-2018	Year 5 Oct-2019	Year 6 Oct-2020	Year 7 Oct-2021	Year 8 Oct-2022	Year 9 Oct-2023	Year 10 Oct-2024	Year 11 Oct-2025
Potential Gross Revenue											
Base Rental Revenue	$7,071,960	$7,071,960	$7,071,960	$7,159,485	$7,599,731	$7,779,156	$7,779,156	$7,779,156	$7,992,643	$9,090,006	$9.551.173
Absorption & Turnover Vacancy									(784,168)	(1,591,862)	
Scheduled Base Rental Revenue	7,071,960	7,071,960	7,071,960	7,159,485	7,599,731	7,779,156	7,779,156	7,779,156	7,208,475	7,498,144	9,551,173
Expense Reimbursement Revenue											
CAM	1,809,547	1,863,828	1,919,754	1,977,348	2,036,658	2,097,756	2,160,696	2,225,526	2,098,436	1,967,540	2,431,878
Management Fee	218,773	222,144	224,184	229,464	239,010	245,778	248,382	250,740	228,514	221,894	292,332
R E Taxes	1,206,377	1,242.552	1,279,824	1,318,230	1,357,788	1,398,504	1,440,456	1,483,674	1,398,958	1,311,698	1,621,254
Advertising & Promo											
Non-Reimbursable											
Total Reimbursement Revenue	3,234,697	3,328,524	3,423,762	3,525,042	3,633,456	3,742,038	3,849,534	3,959,940	3,725,908	3,501,132	4,345,464
Total Potential Gross Revenue	10,306,657	10,400,484	10,495,722	10,684,527	11,233,187	11,521,194	11,628,690	11,739,096	10,934,383	10,999,276	13,896,637
General Vacancy	(873,772)	(1,040,050)	(1,049,572)	(1,074,288)	(1,118,986)	(1,150,616)	(1,162,870)	(1,173,910)	(589,755)	(266,198)	(964,321)
Collection Loss	(100,900)	(104,005)	(104,958)	(107,427)	(111,900)	(115,060)	(116,288)	(117,390)	(110,768)	(114,757)	(132,778)
Effective Gross Revenue	9,331,985	9,256,429	9,341,192	9,502,812	10,002,301	10,255,518	10,349,532	10,447,796	10,233,860	10,618,321	12,799,538
Operating Expenses											
CAM	2,261,934	2,329,794	2,399,687	2,471,677	2,545,829	2,622,202	2,700,869	2,781,895	2,865,351	2,951,312	3,039,853
Management Fee	279,959	277,693	280,235	285,085	300,069	307,666	310,485	313,433	307,015	318,551	383,986
R E Taxes	1,507,955	1,553,196	1,599,790	1,647,784	1,697,218	1,748,133	1,800,578	1,854,596	1,910,233	1,967,540	2,026,566
Advertising & Promo	376,988	388,298	399,947	411,944	424,304	437,032	450,142	463,649	477,557	491,884	506,640
Non-Reimbursable	75,399	77,658	79,990	82,389	84,862	87,406	90,029	92,729	95,512	98,377	101,328
Total Operating Expenses	4,502,235	4,626,639	4,759,649	4,898,879	5,052,282	5,202,439	5,352,103	5,506,302	5,655,668	5,827,664	6,058,373
Net Operating Income	4,829,750	4,629,790	4,581,543	4,603,933	4,950,019	5,053,079	4,997,429	4,941,494	4,578,192	4,790,657	6,741,165
Leasing & Capital Costs											
Tenant Improvements									161,539	655,848	166,385
Leasing Commissions									514,611	2,089,320	530,049
Capital Reserves	94,245	97,074	99,986	102,985	106,076	109,258	112,533	115,911	119,388	122,970	126,660
Total Leasing & Capital Costs	94,245	97,074	99,986	102,985	106,076	109,258	112,533	115,911	795,538	2,868,138	823,094
Cash Flow Before Debt Service & Taxes	$4,735,505	$4,532,716	$4,481,557	$4,500,948	$4,843,943	$4,943,821	$4,884,896	$4,825,583	$3,782,654	$1,922,519	$5,918,071

ARGUS



Market
Market Leasing Assumption Results
In Inflated Dollars for the Fiscal Year Beginning 5/01/10

For the Years Ending		Year 1 Apr-2011	Year 2 Apr-2012	Year 3 Apr-2013	Year 4 Apr-2014	Year 5 Apr-2015	Year 6 Apr-2016	Year 7 Apr-2017	Year 8 Apr-2018	Year 9 Apr-2019	Year 10 Apr-2020	Year 11 Apr-2021	Year 12 Apr-2022
Renewal Probability		75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%
Market Rent	$/SqFt/Yr												
	New:	25.00	25.00	25.75	26.52	27.32	28.14	28.98	29.85	30.75	31.67	32.62	33.60
	Renewal:	25.00	25.00	25.75	26.52	27.32	28.14	28.98	29.85	30.75	31.67	32.62	33.60
	Result:	25.00	25.00	25.75	26.52	27.32	28.14	28.98	29.85	30.75	31.67	32.62	33.60
Months Vacant	New:	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00
	Renewal:	0	0	0	0	0	0	0	0	0	0	0	0
	Rounded:	3	3	3	3	3	3	3	3	3	3	3	3
Tenant Improvements	$/SqFt												
	New:	10.00	10.30	10.61	10.93	11.26	11.59	11.94	12.30	12.67	13.05	13.44	13.84
	Renewal:	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Result:	2.50	2.58	2.65	2.73	2.81	2.90	2.99	3.07	3.17	3.26	3.36	3.46
Leasing Commissions	Percent												
	New:	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
	Renewal:	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
	Result:	3.13%	3.13%	3.13%	3.13%	3.13%	3.13%	3.13%	3.13%	3.13%	3.13%	3.13%	3.13%
Rent Abatements	New:	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Renewal:	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Result:	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Non-Weighted Items													
Rent Changes		Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Retail Rent Changes													
Reimbursements		PRS	PRS	PRS	PRS	PRS	PRS	PRS	PRS	PRS	PRS	PRS	PRS
Term Lengths in Year		10	10	10	10	10	10	10	10	10	10	10	10

No Term Overrides



Market
Market Leasing Assumption Results
In Inflated Dollars for the Fiscal Year Beginning 5/01/10

For the Years Ending		Year 13 Apr-2023
Renewal Probability		75.00%
Market Rent	$/SqFt/Yr	
	New:	34.61
	Renewal:	34.61
	Result:	34.61
Months Vacant	New:	12.00
	Renewal:	0
	Rounded:	3
Tenant Improvements	$/SqFt	
	New:	14.26
	Renewal:	0.00
	Result:	3.56
Leasing Commissions	Percent	
	New:	5.00%
	Renewal:	2.50%
	Result:	3.13%
Rent Abatements	New:	0.00
	Renewal:	0.00
	Result:	0.00
Non-Weighted Items		
Rent Changes		Yes
Retail Rent Changes		
Reimbursements		PRS
Term Lengths in Year		10





Input Assumptions

Property Description

Name:	Clubhouse Building
Address:	Gulfstream Park
Address2:	
City:	Hallandale Beach
State:	Florida
Zip:	33309
Country:	
Portfolio:	
Property Type:	Retail
Property Reference:	
Property Version:	

Property Timing

Analysis Start Date:	5/10
Reporting Start Date:	5/10
Years to Report or End Date:	12

Area Measures

Label	Area
Property Size	330,000 SqFt
Alt. Prop. Size	1 SqFt

Constants

Label	
Total Purchase Price	0

General Inflation

Inflation Month:	Analysis Start
Reimbursement Method:	Fiscal reimbursement using fiscal inflation

Overall Inflation Rates

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025	Apr-2026
General Inflation		3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
Miscellaneous Revenues																
Reimbursable Expenses																
Non-Reimbursable Expenses																
Capital Expenditures																
CPI																
Retail Sales Volume																
Market Rent		0	3	3	3	3	3	3	3	3	3	3	3	3	3	3
Leasing Costs																
Land Costs																
Hard Costs																
Soft Costs																

	Apr-2027
General Inflation	3
Miscellaneous Revenues	
Reimbursable Expenses	
Non-Reimbursable Expenses	
Capital Expenditures	
CPI	
Retail Sales Volume	
Market Rent	3
Leasing Costs	
Land Costs	
Hard Costs	
Soft Costs	

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses

Name	Acct Code	Actuals	Budgeted	Units	Area/Constant	Frequency	% Fixed	Inflation	Ref Acct	Notes
CAM			Detail	$/Area	Property Size		100			
Management Fee			3	% of EGR						
R E Taxes			Detail	$/Area	Property Size		100			
Advertising & Promo			Detail	$/Area	Property Size		100			
Non-Reimbursable			Detail	$/Area	Property Size		100			

Gross Up for Reimbursement: No

Detail Of CAM

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
May				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
June				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
July				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
August				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
September				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
October				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
November				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
December				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
January				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
February				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
March				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
April				0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000	0.5000
Annual Total				6.0000	6.0000	6.0000	6.0000	6.0000	6.0000	6.0000	6.0000	6.0000	6.0000	6.0000	6.0000
Inflation															
Inflated Total				6.5564	6.7531	6.9556	7.1643	7.3792	7.6006	7.8286	8.0635	8.3054	8.5546	8.8112	9.0755

Detail Of CAM

	Apr-2026	Apr-2027	Apr-2028
May	0.5000	0.5000	0.5000
June	0.5000	0.5000	0.5000
July	0.5000	0.5000	0.5000
August	0.5000	0.5000	0.5000
September	0.5000	0.5000	0.5000
October	0.5000	0.5000	0.5000
November	0.5000	0.5000	0.5000
December	0.5000	0.5000	0.5000
January	0.5000	0.5000	0.5000
February	0.5000	0.5000	0.5000
March	0.5000	0.5000	0.5000
April	0.5000	0.5000	0.5000
Annual Total	6.0000	6.0000	6.0000
Inflation			
Inflated Total	9.3478	9.6282	9.9171

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Input Assumptions
(continued from previous page)

Detail Of R E Taxes

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
May				0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333
June				0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333
July				0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333
August				0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334
September				0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333
October				0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333
November				0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334
December				0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333
January				0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333
February				0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334
March				0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333	0.3333
April				0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334	0.3334
Annual Total				4.0000	4.0000	4.0000	4.0000	4.0000	4.0000	4.0000	4.0000	4.0000	4.0000	4.0000	4.0000
Inflation															
Inflated Total				4.3709	4.5020	4.6371	4.7762	4.9195	5.0671	5.2191	5.3757	5.5369	5.7030	5.8741	6.0504

Detail Of R E Taxes

	Apr-2026	Apr-2027	Apr-2028
May	0.3333	0.3333	0.3333
June	0.3333	0.3333	0.3333
July	0.3333	0.3333	0.3333
August	0.3334	0.3334	0.3334
September	0.3333	0.3333	0.3333
October	0.3333	0.3333	0.3333
November	0.3334	0.3334	0.3334
December	0.3333	0.3333	0.3333
January	0.3333	0.3333	0.3333
February	0.3334	0.3334	0.3334
March	0.3333	0.3333	0.3333
April	0.3334	0.3334	0.3334
Annual Total	4.0000	4.0000	4.0000
Inflation			
Inflated Total	6.2319	6.4188	6.6114

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Input Assumptions
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Detail Of Advertising & Promo

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
May				0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833
June				0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833
July				0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833
August				0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834
September				0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833
October				0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833
November				0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834
December				0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833
January				0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833
February				0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834
March				0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833	0.0833
April				0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834	0.0834
Annual Total				1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Inflation															
Inflated Total				1.0927	1.1255	1.1593	1.1941	1.2299	1.2668	1.3048	1.3439	1.3842	1.4258	1.4685	1.5126

Detail Of Advertising & Promo

	Apr-2026	Apr-2027	Apr-2028
May	0.0833	0.0833	0.0833
June	0.0833	0.0833	0.0833
July	0.0833	0.0833	0.0833
August	0.0834	0.0834	0.0834
September	0.0833	0.0833	0.0833
October	0.0833	0.0833	0.0833
November	0.0834	0.0834	0.0834
December	0.0833	0.0833	0.0833
January	0.0833	0.0833	0.0833
February	0.0834	0.0834	0.0834
March	0.0833	0.0833	0.0833
April	0.0834	0.0834	0.0834
Annual Total	1.0000	1.0000	1.0000
Inflation			
Inflated Total	1.5580	1.6047	1.6528

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Input Assumptions
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Detail Of Non-Reimbursable

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
May				0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167
June				0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167
July				0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166
August				0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167
September				0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167
October				0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166
November				0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167
December				0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167
January				0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166
February				0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167
March				0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167	0.0167
April				0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166	0.0166
Annual Total				0.2000	0.2000	0.2000	0.2000	0.2000	0.2000	0.2000	0.2000	0.2000	0.2000	0.2000	0.2000
Inflation															
Inflated Total				0.2185	0.2251	0.2319	0.2388	0.2460	0.2534	0.2610	0.2688	0.2768	0.2852	0.2937	0.3025

Detail Of Non-Reimbursable

	Apr-2026	Apr-2027	Apr-2028
May	0.0167	0.0167	0.0167
June	0.0167	0.0167	0.0167
July	0.0166	0.0166	0.0166
August	0.0167	0.0167	0.0167
September	0.0167	0.0167	0.0167
October	0.0166	0.0166	0.0166
November	0.0167	0.0167	0.0167
December	0.0167	0.0167	0.0167
January	0.0166	0.0166	0.0166
February	0.0167	0.0167	0.0167
March	0.0167	0.0167	0.0167
April	0.0166	0.0166	0.0166
Annual Total	0.2000	0.2000	0.2000
Inflation			
Inflated Total	0.3116	0.3209	0.3306

Capital Expenditures

Name	Acct Code	Actuals	Budgeted	Units	Area/Constant	Frequency	% Fixed	Inflation	Ref Acct	Notes
Capital Reserves			Detail	$/Area	Property Size		100			

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Input Assumptions
(continued from previous page)

Detail Of Capital Reserves

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
May				0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208
June				0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208
July				0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208
August				0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209
September				0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208
October				0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208
November				0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209
December				0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208
January				0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208
February				0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209
March				0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208	0.0208
April				0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209	0.0209
Annual Total				0.2500	0.2500	0.2500	0.2500	0.2500	0.2500	0.2500	0.2500	0.2500	0.2500	0.2500	0.2500
Inflation															
Inflated Total				0.2732	0.2814	0.2898	0.2985	0.3075	0.3167	0.3262	0.3360	0.3461	0.3564	0.3671	0.3781

Detail Of Capital Reserves

	Apr-2026	Apr-2027	Apr-2028
May	0.0208	0.0208	0.0208
June	0.0208	0.0208	0.0208
July	0.0208	0.0208	0.0208
August	0.0209	0.0209	0.0209
September	0.0208	0.0208	0.0208
October	0.0208	0.0208	0.0208
November	0.0209	0.0209	0.0209
December	0.0208	0.0208	0.0208
January	0.0208	0.0208	0.0208
February	0.0209	0.0209	0.0209
March	0.0208	0.0208	0.0208
April	0.0209	0.0209	0.0209
Annual Total	0.2500	0.2500	0.2500
Inflation			
Inflated Total	0.3895	0.4012	0.4132

General Vacancy
Method: Percent of Potential Gross Revenue
Primary Rate: 10

Percent Based on Revenue Minus Absorption and Turnover Vacancy: No
Reduce General Vacancy Result by Absorption & Turnover Vacancy: Yes

Credit & Collection Loss
Method: Percent of Potential Gross Revenue
Primary Rate: 1

Rent Roll

No.	Tenant Name/ Description	Suite	Lease Type	Lease Status	Total Area	Start Date	Term/ Expir	Base/Min Rent	Unit of Measure	Rent Chng	Rtl Sls	Reimbur-sements	Unit of Measure	Rent Abatement
1	Perm Vacancy		Retail	Speculative	66,000	1/29	1/29	0	$/SqFt/Yr			None		

No.	Tenant Name/ Description	Leasing Cost	Security Deposit	Market Leasing	Upon Expiration	Rnwl Prob	More/ Notes
1	Perm Vacancy			Market	Market		

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Input Assumptions
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Space Absorption

No.	Space Description	Lease Type	Lease Status	Total Area	Date Avail	Begin Lsng	#/Size Leases	Crte Lses	Term/ Expir	Base/Min Rent	Unit of Measure	Rent Chng	Rtl Sls	Reimbur-sements	Unit of Measure
1	Retail Space	Retail	Speculative	264,000	1	37	6	Qrt	10	Detail				PRS	

No.	Space Description	Rent Abatement	Lsg Cst	Security Deposit	Market Leasing	Upon Expiration	Rnwl Prob	Mre Nts
1	Retail Space		Yes		Market	Market		

Detail Base Rent
Retail Space

Date	Amount	Units
1	100	% Market
61	10	% Increase

Leasing Cost
Retail Space
Tenant Improvements: New TI
Leasing Commissions: New LC

Detailed Reimbursement Methods

Reimbursement Category: PRS

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
CAM	Net (Pays Pro Rata Share)		Natural	Property Size			100
Management Fee	Net (Pays Pro Rata Share)		Natural	Property Size			100
R E Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
CAM							
Management Fee							
R E Taxes							

Number of terms to apply method: 1
Gross up Expenses: Global

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Input Assumptions
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Market Leasing Assumptions

Leasing Assumptions Category: Market

Lease Status: Speculative

	New Market	Renewal Mkt	Unit of Measure
Renewal Probability		75	Percent
Market Rent	25.00		$/SqFt/Yr
Months Vacant	12	0	Months
Tenant Improvements	Blended TI		
Leasing Commissions	Blended LC		
Rent Abatements	0		Months
Security Deposit	None	None	
Non-Weighted Items			
Rent Changes	Yes		
Retail Sales	No		
Reimbursements	PRS		
Term Lengths	10	Years	

Rent Changes: Market,current term
Changing Base: 10% after 5 Yrs
Step:
Porters' Wage:
Miscellaneous:
CPI Rent
Category:
Parking
Spaces: Continue Prior
Amount:

Changing Base Rent

Changing Base:
10% after 5 Yrs

Date	Amount	Units
1	100	% Market
61	10	% Increase

Tenant Improvements

Tenant Improvements Category: New TI

Payment Made: First Month
Unit of Measure: $/SqFt

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025	Apr-2026	Apr-2027
New	30	30	30	30	30	30	30	30	30	30	30	30	30	30	30	30	30
Renewal	30	30	30	30	30	30	30	30	30	30	30	30	30	30	30	30	30
Inflation																	

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Input Assumptions
(continued from previous page)

Tenant Improvements Category: Blended TI

Payment Made: First Month
Unit of Measure: $/SqFt

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025	Apr-2026	Apr-2027
New	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Renewal	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Inflation																	

Leasing Commissions

Leasing Commissions Category: New LC

Payment Made: First Month
Unit of Measure: Percent

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025	Apr-2026	Apr-2027
New	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5
Renewal	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5
Inflation																	

Calculation includes:

Base Rent:	Yes
Free Rent:	Yes
Step Rent:	Yes
Reimbursements:	No
Retail Sales:	No
CPI Rent:	No

Leasing Commissions Category: Blended LC

Payment Made: First Month
Unit of Measure: Percent

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025	Apr-2026	Apr-2027
New	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5
Renewal	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5
Inflation																	

Calculation includes:

Base Rent:	Yes
Free Rent:	Yes
Step Rent:	Yes
Reimbursements:	No
Retail Sales:	No
CPI Rent:	No

Property Resale

Option:	Capitalize Net Operating Income
Cap Rate:	8.5
Resale Adjustment(s):	1

Apply Rate to following year income: Yes
Calculate Resale for All Years: Yes

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Input Assumptions
(continued from previous page)

Present Value Discounting
Primary Discount Rate: 10
Discount Rate Range
Number of Rates: 7
Increment: 0.25
Discount Method: Annually (Endpoint on Cash Flow & Resale)
Secondary Discount Timing
Start Date: 55
End Date: 10/24
Length: 10
Advanced
Unleveraged Discount Range
Cash Flow Rate: 10
Resale Rate: 10
Leveraged Discount Range
Cash Flow Rate: 10
Resale Rate: 10

GROUND LEASE ON PHASES I AND II

The following is a summary of the projected cash flow and resulting net present value for the leased fee interest in the ground lease that encumbers Phases I and II of The Village at Gulfstream Park. At the request of the Client, we have used 53.08 acres in this analysis. The expectation is that some additional area will be "taken down" and added to the ground leased area at points in the future. Our valuation is based on a fixed 53.08 acres in the ground lease. The terms of the ground lease are such that the initial ground rent is calculated at $31,250 per acre. With 53.08 acres, this equates to initial ground rent of $1,658,750. The ground rent increases every six years and the amount of the increases has been estimated at 8.0 percent for each one of these increases. In addition to the ground rent, we have been advised by the Client that the ground lessor will collect a management fee kicker of 1.0 percent of the effective gross income from Phase I of The Village at Gulfstream Park. We have used the estimates of effective gross income from the leasehold analysis of Phase I of The Village at Gulfstream Park.

LEASED FEE ANALYSIS
Discounted Cash Flow Analysis

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Ground Rent	$1,658,750	$1,658,750	$1,658,750	$1,658,750	$1,658,750	$1,658,750	$1,791,450	$1,791,450	$1,791,450	$1,791,450
Mgt. Fee Kicker	$184,637	$211,643	$222,862	$230,181	$234,887	$243,963	$249,772	$255,934	$260,566	$258,495
Total Ground Rent	$1,843,387	$1,870,393	$1,881,612	$1,888,931	$1,893,637	$1,902,713	$2,041,222	$2,047,384	$2,052,016	$2,049,945

	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20	Reversion
	$1,791,450	$1,791,450	$1,934,766	$1,934,766	$1,934,766	$1,934,766	$1,934,766	$1,934,766	$2,128,243	$2,128,243	$2,128,243
	$281,311	$280,812	$294,751	$302,901	$311,988	$321,348	$330,988	$340,918	$351,145	$361,680	$372,530
	$2,072,761	$2,072,262	$2,229,517	$2,237,667	$2,246,754	$2,256,114	$2,265,754	$2,275,684	$2,479,388	$2,489,922	$2,489,922
											6.5%
											$38,306,496
											1.0%
											$37,923,431

Net Present Value at	
6.5%	$33,244,073
7.0%	$31,368,600
7.5%	$29,638,457


CUSHMAN &
WAKEFIELD.

PHASE II DEVELOPMENT RIGHTS

Phase II of The Village at Gulfstream Park consists of 10.84 acres. It lies north of Phase I and west of the north end of the Racing Land. This area is currently vacant, but is part of a DRI that provides the following development rights: 342,789 square feet of retail space, 51,139 square feet of office space, 1,500 residential units, 500 hotel units, and a 2,500 seat theatre. It is subject to the ground lease that covers both Phases I and II.

We first estimated the "retail value" of each of the development rights components (retail, office, residential, etc.). The resulting net leasehold proceeds were analyzed on the basis of a current bulk sale to a single user of all of these development rights. This involved the projection of a sellout of these development rights over a projected holding period and a net present value analysis to estimate the current market value of the Phase II development rights.

SUMMARY OF LAND SALES

PROPERTY INFORMATION									TRANSACTION INFORMATION					
No.	Location	Assessors Parcel Numbers	Size (sf)	Size (Acres)	No. Of Units	Zoning	Site Utility	Public Utilities	Grantor	Grantee	Sale Date	Sale Price	$/Unit	COMMENTS
S	Subject Property	5142 27 51 0010	472,190	10.84	1,500	PLAC	Good	All available						
1	330 Sunny Isles Boulevard, Sunny Isles Beach, FL	3122140070050, 3122140070260, 3122140070261, 3122140070270	104,200	2.39	90	BU-1, North Miami Beach	Good	All Available	The View at Sunny Isles, LLC	St. Tropez III, LLC	10/06	$7,697,700	$85,530	This parcel is located in Sunny Isles and has Biscayne Bay frontage. The purchaser intends to construct a three tower high-rise residential development with ground floor retail. The development will be known as St. Tropez Condominiums.
2	700 South Miami Avenue, Miami, FL	01-0205-030-1200	242,564	5.57	2,424	SD-7 City of Miami	Good	All Available	Miami Retail Partners LLC	Brickell CitiCenter LLC	12/05	$46,500,000	$19,183	This land sale consists of 25 parcels that were assembled on both sides of South Miami Avenue to construct a three tower 2,424-unit high-rise condominium development with 133,721 square feet of office space, 87,436 square feet of retail and restaurant space and 2,600 parking spaces. The tallest structure proposed on-site will be 76-stories high. The site received MUSP approval in September of 2005. This property will be known as Brickell CitiCentre.
3	3622 Coral Way, Miami, FL	0141160092530, 0141160092540 0141160092550 0141160092350	38,250	0.88	144	C-1, City of Miami	Good	All Available	Key Real Estate Dev Corp	Mile at Coral Way, LLC	11/05	$9,000,000	$62,500	These parcels were purchased to construct a 144-unit condominium tower known as "The Mile". It will be 22-stories high and will contain approximately 3,149 square feet of ground floor retail space.
4	2742 SW 27 Avenue, Miami, FL	0141161110020, 0141161110010	56,929	1.31	181	C-1, City of Miami	Good	All Available	Grove Villas Tower, LLC	GP Tower 27 LLC	9/05	$10,000,000	$55,249	This site was purchased for the development of a 181-unit condominium tower. The development will be 14-stories high and it will contain approximately 6,400 square feet of ground floor retail. This site is located one block north of U.S. Highway 1. The development will be known as Via 27.
5	19200 Collins Avenue, Sunny Isles Beach, FL	31-2202-011-0040	166,353	3.82	274	B-1, City of Sunny Isles Beach	Good	All Available	Crescent Heights XLIV, LLC	Oceanview Developers, LLC	6/05	$21,000,000	$76,642	This is the contract sale price of Parcel D of the Oceanview property. It is currently a vacant lot which is being utilized by the hotel across the street for parking. The developer intends to construct a 274-unit luxury condominium 15-story tower. The site is encumbered with a parking agreement with the hotel in which it states that the developer needs to provide 303 spaces for the hotel within any future development.
6	950 South Miami Avenue, Miami, FL	0102050601200	60,004	1.38	556	SD-7 City of Miami	Good	All Available	Brickell Courtyards LLC	Premiere Towers LLC	6/05	$18,100,000	$32,554	This land sale consists of seven parcels that were assembled to construct a 556-unit 52-story luxury condominium building on South Miami Avenue, adjacent to Mary Brickell Village on its northern side This property will be known as Premiere Towers.
7	1300 South Miami Avenue, Miami, FL	01-0209-050-1010,01-0209-050-1020, 01-0209-050-1030,01-0209-050-1170 01-0209-050-1171,01-0209-050	54,250	1.25	589	SD-7 City Of Miami	Good	All Available	Thirteen Hundred LLC	Infinity II LLC	3/05	$19,475,000	$33,065	This parcel is located at the southwestern corner of Coral Way and South Miami Avenue. It received its Major Use Special Permit (MUSP) on April 28, 2005. It has approval for the development of a 65-story mixed use tower with a total of 589 units, 21,450 square feet of office space, 11,568 square feet of retail and a total of 730 parking spaces.
8	1001 South Miami Avenue, Miami, FL	0102070301010	46,668	1.07	554	SD-7, City of Miami	Good	All Available	Miami Flatiron Partners LLC & Casola R	Brickell Flatiron LLC	3/05	$18,750,000	$33,845	This land sale consists of five parcels that were assembled to construct a 554-unit 73-story condominium building located a block west of Brickell Avenue. This development will also consist of 308,892 square feet of office and 69,349 square feet of retail. The project will be known as Brickell Flatiron.
STATISTICS														
Low			38,250	0.88	90						3/05	$7,697,700	$19,183	
High			242,564	5.57	2,424						10/06	$46,500,000	$85,530	
Average			96,155	2.21	602						9/05	$18,815,338	$49,821	

Compiled by Cushman & Wakefield of Florida, Inc.

LAND SALE

		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)						
No.	Price Per Unit	Property Rights Conveyed	Conditions of Sale	Financing	Market[1] Conditions	Per Unit Subtotal	Location	Size	Public Utilities	Utility[2]	Other	Adj. Price Per Unit	Overall
1	$85,530 10/06	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -44.1%	$40,640 -52.5%	Superior -30.0%	Smaller -25.0%	Similar 0.0%	Similar 0.0%	Inferior 20.0%	$26,416 -35.0%	Superior
2	$19,183 12/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -51.2%	$7,957 -58.5%	Superior -5.0%	Larger 70.0%	Similar 0.0%	Similar 0.0%	Inferior 20.0%	$14,721 85.0%	Inferior
3	$62,500 11/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -51.8%	$25,606 -59.0%	Superior -10.0%	Smaller -20.0%	Similar 0.0%	Similar 0.0%	Inferior 20.0%	$23,046 -10.0%	Superior
4	$55,249 9/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -53.1%	$22,025 -60.1%	Superior -5.0%	Smaller -20.0%	Similar 0.0%	Similar 0.0%	Inferior 20.0%	$20,924 -5.0%	Superior
5	$76,642 8/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -53.8%	$30,097 -60.7%	Superior -20.0%	Smaller -15.0%	Similar 0.0%	Similar 0.0%	Inferior 20.0%	$25,583 -15.0%	Superior
6	$32,564 6/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -55.0%	$12,452 -61.8%	Superior -5.0%	Larger 10.0%	Similar 0.0%	Similar 0.0%	Inferior 20.0%	$15,565 25.0%	Inferior
7	$33,065 3/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -56.8%	$12,141 -63.3%	Superior -5.0%	Larger 10.0%	Similar 0.0%	Similar 0.0%	Inferior 20.0%	$15,177 25.0%	Inferior
8	$33,845 3/05	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -56.8%	$12,428 -63.3%	Superior -5.0%	Larger 10.0%	Similar 0.0%	Similar 0.0%	Inferior 20.0%	$15,535 25.0%	Inferior
	$19,183	- Low									Low -	$14,721	
	$85,530	- High									High -	$26,416	
	$49,821	- Average									Average -	$19,621	

Compiled by Cushman & Wakefield of Florida, Inc.

(1) Market Conditions Adjustment Footnote
Compound annual change in market conditions: -15.00%
Date of Value (for adjustment calculations): 4/30/10

(2) Utility Footnote
Utility includes shape, access, frontage and visibility.

MARKET VALUE CONCLUSION	Price Per Unit
Indicated Value	$18,000
Unit Measure	x 1,500
Indicated Value	$27,000,000
Rounded to nearest $100,000	$27,000,000
$/Unit Basis	$18,000
LAND VALUE CONCLUSION	$27,000,000
$/Unit Basis	$18,000

Compiled by Cushman & Wakefield of Florida, Inc.

SUMMARY OF LAND SALES

	PROPERTY INFORMATION								TRANSACTION INFORMATION					
No.	Location	Assessor's Parcel Number	Size (sf)	Size (Acres)	Potential Building Area	Proposed Use	Site Utility	Public Utilities	Grantor	Grantee	Sale Date	Sale Price	$/SF Build.	COMMENTS
S	Subject Property	5142 27 51 0010	472,190	10.84	906,428	Mixed-Use	Good	All available						
1	Northeast 213th Street, west of Biscayne Blvd., Aventura, FL	28-1234-004-1100+	41,382	0.95	82,764	Office	Average	All Available	Herzfeld/Aventura Family Land Trust 2	REI Southeast, LLC	1/08	$4,000,000	$48.33	This is an assemblage of parcels formed to build a medical office building. The site is located between Biscayne Boulevard and East Dixie Highway, on a small side street, NE 213th Street.
2	3900 Biscayne Boulevard, Miami, FL	01-3219-026-0010	85,050	1.95	510,300	Office	Good	All Available	Post-Newsweek Stations Florida, Inc.	3800 Biscayne LLC	6/07	$13,500,000	$26.46	The property, located on west side of Biscayne Boulevard, is a Channel 10 studios and office building with an FAR of 6. The purchase price included demolition costs and time for the Buyer to obtain building plans and approval from the City of Miami. The Buyer acquired the parcel for future development of an office building.
3	NE 187th Street, east of Biscayne Boulevard, Aventura, FL	28-2203-059-0020	63,162	1.45	126,324	Hospitality	Good	All Available	Aventura Development	Cabi Aventura Hotel, LLP	4/07	$5,773,800	$45.71	This parcel is one block east of Biscayne Boulevard between NE 187th Street and NE 185th Street. Cabi Developers purchased the parcel to build a hotel.
4	SEC SW 120th Street & SW 137th Avenue, Miami, FL	30-5914-000-0230	1,734,895	39.83	450,000	Retail-Commercial	Good	All Available	40 Acre Farm Limited	Woolbright Development	10/06	$30,000,000	$66.67	This site was purchased for development of a 450,000 square foot power center. About 14 acres will be sold to Costco for development of a 150,000 square foot store. The remaining 300,000 square feet will be developed with an adjoining power center, approvals were in place at the time of closing.
5	Southeast 2nd Street South of Broward Boulevard, Fort Lauderdale, FL	5042115+11	65,000	1.49	400,000	Office	Good	All Available	Summit Properties Partnership, LLC	Southeast Second Street, LLC	9/06	$14,900,000	$37.25	This site was purchased to construct a 350,000 square foot Class A office building with 350,000 square feet of office and 50,000 square feet of ground floor retail space. This building will be known as Atlantic Center.
6	20501 NE 29th Avenue, Aventura, FL	28-1234-006-4530, 4540, 4550, 4560, 4570, 4580, 4600, 4610, 4810, 28-2203-021-0010	296,208	6.80	616,843	Mixed Use	Good	All Available	The Aventura Turnberry Jewish Center	Aventura Land Trust 2 LLC	8/06	$34,500,000	$55.93	This site is an assemblage at the southwest corner of NE 30th Avenue and NE 207th Street. The parcels were purchased from two separate sellers in June and August of 2006. At the time of sale the owner intended to develop a 141,877 square foot office building, a 234,186 square foot hotel, 50,687 square feet of ground floor retail and 190,201 square feet of residential space (99 townhomes, condominiums and lofts) for a total of 616,843 square feet of buildable area. However, market conditions, which have changed since the date of sale, have caused the developer to re-think the development plan (residential and hotel uses have been put on hold).
7	Pines Boulevard (West of SW 184th Avenue, Pembroke Pines, FL	51-39-13-01-0210 51-39-13-01-0211	254,800	5.84	79,985	Office	Good	All Available	Sky Hua Investments, LLC	Skyline Plaza, LLC	4/08	$4,400,000	$55.01	The property was purchased to construct a 79,985 office center. It is part of a 4-phase interconnected project which includes 184th Plaza and The Pines Park to the east and a fourth project which is not yet planned.
STATISTICS														
Low			41,382	0.95	79,985						4/06	$4,000,000	$26.46	
High			1,734,895	39.83	616,843						1/08	$34,500,000	$66.67	
Average			362,914	8.33	323,745						12/06	$15,296,257	$47.91	

Compiled by Cushman & Wakefield of Florida, Inc.

LAND SALE

		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)						
No.	Price PSF of Building	Property Rights Conveyed	Conditions of Sale	Financing	Market[1] Conditions	PSF of Building Subtotal	Location	Buildable Size	Density	Utility[2]	Other	Adj. Price PSF of Building	Overall
1	$48.33 1/08	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -31.5%	$28.14 -41.8%	Superior -5.0%	Smaller -15.0%	Superior -10.0%	Inferior 10.0%	Inferior 20.0%	$28.14 0.0%	Similar
2	$26.46 6/07	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -37.7%	$14.01 -47.0%	Inferior 10.0%	Similar 0.0%	Inferior 10.0%	Similar 0.0%	Inferior 20.0%	$19.61 40.0%	Inferior
3	$45.71 4/07	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -39.4%	$23.54 -48.5%	Superior -5.0%	Smaller -12.0%	Superior -10.0%	Inferior 10.0%	Inferior 20.0%	$24.25 3.0%	Inferior
4	$66.67 10/06	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -44.1%	$31.68 -52.5%	Inferior 5.0%	Similar 0.0%	Superior -40.0%	Similar 0.0%	Inferior 20.0%	$26.93 -15.0%	Superior
5	$37.25 9/06	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -44.0%	$17.45 -53.2%	Superior -25.0%	Similar 0.0%	Inferior 10.0%	Similar 0.0%	Inferior 20.0%	$18.32 5.0%	Inferior
6	$55.93 8/06	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -45.6%	$25.86 -53.8%	Superior -15.0%	Similar 0.0%	Superior -10.0%	Similar 0.0%	Inferior 20.0%	$24.57 -5.0%	Superior
7	$55.01 4/08	Fee Simple 0.0%	Arm's-Length 0.0%	None -15.0%	Superior -48.5%	$24.08 -56.2%	Inferior 15.0%	Smaller -15.0%	Superior -40.0%	Similar 0.0%	Inferior 20.0%	$19.26 -20.0%	Superior
	$26.46	- Low									Low -	$18.32	
	$66.67	- High									High -	$28.14	
	$47.91	- Average									Average -	$23.01	

Compiled by Cushman & Wakefield of Florida, Inc.

(1) Market Conditions Adjustment Footnote

Compound annual change in market conditions: -15.00%
Date of Value (for adjustment calculations): 4/30/10

(2) Utility Footnote

Utility includes shape, access, frontage and visibility.

AS IS VALUE CONCLUSION	Price Per Building SF
Indicated Value	$25.00
Building Area Measure	x 806,428
Indicated Value	$20,160,700
Rounded to nearest $100,000	$20,200,000
$/Area Basis	$25.05
LAND VALUE CONCLUSION	$20,200,000
$/Area Basis	$25.05

Compiled by Cushman & Wakefield of Florida, Inc.

We estimated the fee simple interest in the development rights for the 1,500 residential units at $18,000 per unit. This equates to an undiscounted, fee simple value of $27,000,000 for the residential development rights. Following the same procedure as our earlier valuation, we combined the retail, office, theater and hotel development rights and estimated the total undiscounted, fee simple value at $20,200,000. Therefore, the total undiscounted, fee simple value estimate of the Phase II development rights is estimated at $47,200,000.

Although the subject comprises the leasehold interest in the Phase II development rights, our valuation is based on the assumption that the ground rent will be applied against other components of Gulfstream Park. As a result, we have not made any deduction for ground rent associated with the valuation of the Phase II development rights

DISCOUNTED CASH FLOW ANALYSIS

In order to estimate the market value of all of the development rights to a single purchaser in a bulk transaction, it is necessary to emulate the process and expectations of a typical buyer. It will take several years for a purchaser today to be able to divest all of the development rights in smaller transactions. In the current economic climate it is unlikely that there would be any purchasers who would be buying development rights to exercise them in the short term. We have estimated a period of three years to sell the development rights to developers. We further estimated that the first of these sales would not occur until the third year from the date of value. Therefore, the total sell-out period would be five years from the date of value with no sales in the first two years and then a level absorption of development rights sales over the last three years. We previously estimated the total undiscounted fee simple value of the development rights at $47,200,000. With a three year period of active sales, this results in an initial year sales of $15,733,333. We projected no increase in the retail value of the development rights over the first two years in which none were projected to sell. By the third year of the cash flow, the market is projected to have recovered sufficiently to allow for the sale of the development rights to developers. Commencing in the fourth year of the cash flow, we have increased the value of the remaining unsold development rights by 3.0 percent annually.

From the gross revenues of the sale of the development rights, we have deducted for the costs associated with selling these rights. We have estimated the cost of sales at 2.0 percent of the annual revenues. This would not reflect the transfer of real estate, so there would not be any transfer costs that would be typical of fee simple land transfers. The 2.0 percent cost reflects legal fees and brokerage or marketing costs associated with the sale of the rights. There would not be any holding costs associated with the subject property. Since the subject consists of the sale of development rights and not the transfer of real property, there would be no real estate taxes during the holding period. There will be real estate taxes associated with the ultimate developments, but these do not impact the subject development rights. There would also not be any holding costs associated with the land because all of the costs associated with Gulfstream Park are being handled separately. The ground rent will also be applied to other components of Gulfstream Park. This is a unique advantage of the subject property.

The last factor to consider is profit. A potential purchaser of the subject development rights in the current market would either be a developer willing to wait for the market to improve before commencing construction, or a speculator holding the rights and anticipating a profit upon the sale of those rights. We used the same range of discount rates in this analysis as we did for the prior components. As such, we have discounted the projected revenues and expenses at a range of 22.0 to 24.0 percent as summarized below.

PHASE II BULK SALE ANALYSIS
Discounted Cash Flow Analysis

	Year 1	Year 2	Year 3	Year 4	Year 5
Annual Land Sales	$0	$0	$15,733,333	$16,205,333	$16,691,493
Less Cost of Sale (2.0%)	$0	$0	-$314,667	-$324,107	-$333,830
Development Rights Sales	$0	$0	$15,418,666	$15,881,226	$16,357,663

Net Present Value at	
22.0%	$21,712,260
23.0%	$21,034,473
24.0%	$20,383,959

CONCLUSION OF LEASEHOLD VALUE

Based on the discounted cash flow analysis, we concluded to a present value of $21,000,000 for the subject Phase II development rights in a bulk transaction.

LEASEHOLD INTEREST IN VILLAGE OF GULFSTREAM PARK PHASE I

This is a mixed-use retail and office property that opened in February 2010. There are still stores under lease that have not opened as tenant improvements are still being completed for some tenants. This phase contains a total of 497,836 square feet of gross leasable area, of which 408,975 square feet are retail space and 88,861 square feet are office space. We used the lease information supplied to us by the Client. We have projected rents for the available space on the basis of market terms. None of the office space has been leased as of the date of value. We made estimates on an As Is, as well as As Stabilized basis. Since the property is still in its initial lease-up, direct capitalization is not appropriate for the As Is analysis.

In both the As Is and Stabilized analyses we used a 10-year cash flow projection. The property is projected to achieve stabilized occupancy as of May 1, 2013, which is the effective date of stabilized value. For the As Is analysis, we reconciled at a 9.5 percent discount rate. Due to the lower risk upon achieving stabilized occupancy, we reconciled at a 9.0 percent discount rate for the stabilized analysis. For both analyses, we used an 8.0 percent terminal capitalization rate. On the following pages are the various Argus data sheets, which provide the various schedules and assumptions used in both of these analyses. As indicated in these data sheets, we have concluded to an As Is value as of April 30, 2010 of $145,000,000. We have projected a prospective value upon stabilization, estimated to be May 1, 2013 but based on market conditions as of April 30, 2010 to be $166,000,000. This reflects a going-in capitalization rate of 7.37 percent for the subject property, which is considered to be reasonable in the current market.



Schedule Of Prospective Cash Flow
In Inflated Dollars for the Fiscal Year Beginning 5/1/2010

For the Years Ending	Year 1 Apr-2011	Year 2 Apr-2012	Year 3 Apr-2013	Year 4 Apr-2014	Year 5 Apr-2015	Year 6 Apr-2016	Year 7 Apr-2017	Year 8 Apr-2018	Year 9 Apr-2019	Year 10 Apr-2020	Year 11 Apr-2021
Potential Gross Revenue											
Base Rental Revenue	$15,634,889	$15,881,704	$16,230,301	$16,575,212	$16,834,804	$17,481,625	$17,825,275	$18,221,654	$18,437,671	$18,597,890	$19,113,726
Absorption & Turnover Vacancy	(2,896,958)	(1,126,907)	(249,255)			(43,838)				(1,532,292)	(704,179)
Base Rent Abatements	(126,338)	(321,551)	(90,563)	(3,777)							
Scheduled Base Rental Revenue	12,611,593	14,433,246	15,890,483	16,571,435	16,834,804	17,437,787	17,825,275	18,221,654	18,437,671	17,065,598	18,409,547
Expense Reimbursement Revenue											
CAM	2,232,578	2,606,164	2,832,001	2,960,912	3,068,791	3,238,608	3,372,473	3,495,713	3,623,860	3,454,196	4,665,457
Utilities	223,129	281,873	325,164	347,113	357,515	371,416	383,435	394,951	406,806	388,367	452,714
Insurance	290,507	362,576	415,880	443,178	456,477	474,035	489,321	504,024	519,136	497,413	576,480
Management Fee											
R. E. Taxes	1,835,842	2,271,067	2,593,697	2,760,503	2,843,334	2,951,697	3,046,799	3,138,226	3,232,351	3,105,517	3,583,665
Office Util & Janitorial											
Promotion											
Total Reimbursement Revenue	4,582,056	5,521,680	6,166,742	6,511,706	6,726,117	7,035,756	7,292,028	7,532,914	7,782,153	7,445,493	9,278,316
MEC Recovery	770,000	793,100	816,893	841,400	866,642	892,641	919,420	947,003	975,413	1,004,675	1,034,816
Sponsorship	200,000	206,000	212,180	218,545	225,102	231,855	238,810	245,975	253,354	260,955	268,783
Miscellaneous	300,000	309,000	318,270	327,818	337,653	347,782	358,216	368,962	380,031	391,432	403,175
TIF Income		900,000	900,000	900,000	900,000	900,000	900,000	900,000	900,000	900,000	900,000
Total Potential Gross Revenue	18,463,649	22,163,026	24,304,568	25,370,904	25,890,318	26,845,821	27,533,749	28,216,508	28,728,622	27,068,153	30,294,637
General Vacancy		(555,432)	(1,532,325)	(1,845,425)	(1,883,851)	(1,912,609)	(2,005,848)	(2,058,752)	(2,097,473)	(677,290)	(1,557,692)
Collection Loss	(369,273)	(443,261)	(486,091)	(507,418)	(517,806)	(536,916)	(550,675)	(564,330)	(574,572)	(541,363)	(605,893)
Effective Gross Revenue	18,094,376	21,164,333	22,286,152	23,018,061	23,488,661	24,396,296	24,977,226	25,593,426	26,056,577	25,849,500	28,131,052
Operating Expenses											
CAM	2,489,180	2,563,855	2,640,771	2,719,994	2,801,594	2,885,642	2,972,211	3,061,377	3,153,219	3,247,815	3,345,250
Utilities	408,975	421,244	433,882	446,898	460,305	474,114	488,338	502,988	518,077	533,620	549,628
Insurance	497,836	512,771	528,154	543,999	560,319	577,128	594,442	612,275	630,644	649,563	669,050
Management Fee	542,831	634,930	668,585	690,542	704,660	731,889	749,317	767,803	781,697	775,485	843,932
R. E. Taxes	2,987,016	3,076,626	3,168,925	3,263,993	3,361,913	3,462,770	3,566,653	3,673,653	3,783,863	3,897,378	4,014,300
Office Util & Janitorial	222,153	228,817	235,682	242,752	250,035	257,536	265,262	273,220	281,416	289,859	298,554
Promotion	817,950	842,489	867,763	893,796	920,610	948,228	976,675	1,005,975	1,036,155	1,067,239	1,099,256
Ground Lease	1,658,750	1,658,750	1,658,750	1,658,750	1,658,750	1,658,750	1,791,450	1,791,450	1,791,450	1,791,450	1,791,450
Off-site Parking Shuttle	200,000	206,000	212,180	218,545	225,102	231,855	238,810	245,975	253,354	260,955	268,783
Non-reimbursable	99,567	102,554	105,631	108,800	112,064	115,426	118,888	122,455	126,129	129,913	133,810
Total Operating Expenses	9,924,258	10,248,036	10,520,323	10,788,069	11,055,352	11,343,338	11,762,046	12,057,171	12,356,004	12,643,277	13,014,013
Net Operating Income	8,170,118	10,916,297	11,765,829	12,229,992	12,433,309	13,052,958	13,215,180	13,536,255	13,700,573	13,206,223	15,117,039
Leasing & Capital Costs											
Tenant Improvements						15,905					2,603,145
Leasing Commissions						42,084					3,105,091
Initial TI & Comm.	3,000,000	2,000,000									
Capital Reserves	99,567	102,554	105,631	108,800	112,064	115,426	118,888	122,455	126,129	129,913	133,810
Total Leasing & Capital Costs	3,099,567	2,102,554	105,631	108,800	112,064	173,415	118,888	122,455	126,129	129,913	5,842,046
Cash Flow Before Debt Service & Taxes	$5,070,551	$8,813,743	$11,660,198	$12,121,192	$12,321,245	$12,879,543	$13,096,292	$13,413,800	$13,574,444	$13,076,310	$9,274,993



The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Software : ARGUS Ver. 14.0.2
File : Village at Gulfstream Park
Property Type : Office & Retail
Portfolio :
Date : 6/4/10
Time : 2:27 pm
Ref# : ASL

Schedule Of Expense Reimbursement Revenue
Fiscal Year Reimbursable Operating Expenses Adjusted for Actual Occupancy

For the Years Ending	Year 1 Apr-2011	Year 2 Apr-2012	Year 3 Apr-2013	Year 4 Apr-2014	Year 5 Apr-2015	Year 6 Apr-2016	Year 7 Apr-2017	Year 8 Apr-2018	Year 9 Apr-2019	Year 10 Apr-2020	Year 11 Apr-2021
Reimbursable Expenses											
CAM	$2,489,180	$2,563,855	$2,640,771	$2,719,994	$2,801,594	$2,885,642	$2,972,211	$3,061,377	$3,153,219	$3,247,815	$3,345,250
Utilities	408,975	421,244	433,882	446,898	460,305	474,114	488,338	502,988	518,077	533,620	549,628
Insurance	497,836	512,771	528,154	543,999	560,319	577,128	594,442	612,275	630,644	649,563	669,050
Management Fee	542,831	634,930	668,585	690,542	704,660	731,889	749,317	767,803	781,697	775,485	843,932
R. E. Taxes	2,987,016	3,076,626	3,168,925	3,263,993	3,361,913	3,462,770	3,566,653	3,673,653	3,783,863	3,897,378	4,014,300
Office Util & Janitorial	222,153	228,817	235,682	242,752	250,035	257,536	265,262	273,220	281,416	289,859	298,554
Promotion	817,950	842,489	867,763	893,796	920,610	948,228	976,675	1,005,975	1,036,155	1,067,239	1,099,256
Total Reimbursable Expenses	$7,965,941	$8,280,732	$8,543,762	$8,801,974	$9,059,436	$9,337,307	$9,612,898	$9,897,291	$10,185,071	$10,460,959	$10,819,970

Resulting Fiscal Year Property Expense Reimbursement Revenue

For the Years Ending	Year 1 Apr-2011	Year 2 Apr-2012	Year 3 Apr-2013	Year 4 Apr-2014	Year 5 Apr-2015	Year 6 Apr-2016	Year 7 Apr-2017	Year 8 Apr-2018	Year 9 Apr-2019	Year 10 Apr-2020	Year 11 Apr-2021
Expense Reimbursements											
CAM	$2,232,578	$2,606,164	$2,832,001	$2,960,912	$3,068,791	$3,238,608	$3,372,473	$3,495,713	$3,623,860	$3,454,196	$4,665,457
Utilities	223,129	281,873	325,164	347,113	357,515	371,416	383,435	394,951	406,806	388,367	452,714
Insurance	290,507	362,576	415,880	443,178	456,477	474,035	489,321	504,024	519,136	497,413	576,480
Management Fee											
R. E. Taxes	1,835,842	2,271,067	2,593,697	2,760,503	2,843,334	2,951,697	3,046,799	3,138,226	3,232,351	3,105,517	3,583,665
Office Util & Janitorial											
Promotion											
Total Expense Reimbursement	$4,582,056	$5,521,680	$6,166,742	$6,511,706	$6,726,117	$7,035,756	$7,292,028	$7,532,914	$7,782,153	$7,445,493	$9,278,316

Percentage of Reimbursable Expenses Collected as Expense Reimbursement

For the Years Ending	Year 1 Apr-2011	Year 2 Apr-2012	Year 3 Apr-2013	Year 4 Apr-2014	Year 5 Apr-2015	Year 6 Apr-2016	Year 7 Apr-2017	Year 8 Apr-2018	Year 9 Apr-2019	Year 10 Apr-2020	Year 11 Apr-2021
Expense Reimbursements											
CAM	89.69%	101.65%	107.24%	108.86%	109.54%	112.23%	113.47%	114.19%	114.93%	106.35%	139.47%
Utilities	54.56%	66.91%	74.94%	77.67%	77.67%	78.34%	78.52%	78.52%	78.52%	72.78%	82.37%
Insurance	58.35%	70.71%	78.74%	81.47%	81.47%	82.14%	82.32%	82.32%	82.32%	76.58%	86.16%
Management Fee											
R. E. Taxes	61.46%	73.82%	81.85%	84.57%	84.57%	85.24%	85.42%	85.43%	85.42%	79.68%	89.27%
Office Util & Janitorial											
Promotion											
Total Expense Reimbursement	57.52%	66.68%	72.18%	73.98%	74.24%	75.35%	75.86%	76.11%	76.41%	71.17%	85.75%



The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Software : ARGUS Ver. 14.0.2
File : Village at Gulfstream Park
Property Type : Office & Retail
Portfolio :
Date : 6/4/10
Time : 2:27 pm
Ref# : ASL

Prospective Present Value
Cash Flow Before Debt Service plus Property Resale
Discounted Annually (Endpoint on Cash Flow & Resale) over a 10-Year Period

Analysis Period	For the Year Ending	Annual Cash Flow	P.V. of Cash Flow @ 8.75%	P.V. of Cash Flow @ 9.00%	P.V. of Cash Flow @ 9.25%	P.V. of Cash Flow @ 9.50%	P.V. of Cash Flow @ 9.75%
Year 1	Apr-2011	$5,070,551	$4,662,576	$4,651,882	$4,641,237	$4,630,640	$4,620,092
Year 2	Apr-2012	8,813,743	7,452,497	7,418,351	7,384,438	7,350,759	7,317,308
Year 3	Apr-2013	11,660,198	9,066,051	9,003,812	8,942,143	8,881,034	8,820,482
Year 4	Apr-2014	12,121,192	8,666,191	8,586,958	8,508,628	8,431,190	8,354,630
Year 5	Apr-2015	12,321,245	8,100,434	8,007,964	7,916,758	7,826,795	7,738,058
Year 6	Apr-2016	12,879,543	7,786,187	7,679,651	7,574,811	7,471,637	7,370,098
Year 7	Apr-2017	13,096,292	7,280,203	7,164,120	7,050,148	6,938,243	6,828,364
Year 8	Apr-2018	13,413,800	6,856,740	6,731,934	6,609,677	6,489,913	6,372,584
Year 9	Apr-2019	13,574,444	6,380,558	6,250,051	6,122,503	5,997,842	5,875,993
Year 10	Apr-2020	13,076,310	5,651,875	5,523,574	5,398,471	5,276,476	5,157,508
Total Cash Flow		116,027,318	71,903,312	71,018,297	70,148,814	69,294,529	68,455,117
Property Resale @ 8% Cap Rate		187,073,358	80,857,309	79,021,808	77,232,036	75,486,754	73,784,757
Total Property Present Value			$152,760,621	$150,040,105	$147,380,850	$144,781,283	$142,239,874
Rounded to Thousands			$152,761,000	$150,040,000	$147,381,000	$144,781,000	$142,240,000
Per SqFt			306.85	301.38	296.04	290.82	285.72
Percentage Value Distribution							
Assured Income			49.88%	50.21%	50.54%	50.87%	51.20%
Prospective Income			(2.81%)	(2.88%)	(2.94%)	(3.01%)	(3.07%)
Prospective Property Resale			52.93%	52.67%	52.40%	52.14%	51.87%
			100.00%	100.00%	100.00%	100.00%	100.00%



The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Prospective Present Value
Cash Flow Before Debt Service plus Property Resale
Discounted Annually (Endpoint on Cash Flow & Resale) over a 10-Year Period
Present Value as of 5/1/2013

Analysis Period	For the Year Ending	Annual Cash Flow	P.V. of Cash Flow @ 8.75%	P.V. of Cash Flow @ 9.00%	P.V. of Cash Flow @ 9.25%	P.V. of Cash Flow @ 9.50%	P.V. of Cash Flow @ 9.75%
Year 1	Apr-2014	$12,121,192	$11,145,924	$11,120,360	$11,094,913	$11,069,582	$11,044,366
Year 2	Apr-2015	12,321,245	10,418,281	10,370,545	10,323,137	10,276,053	10,229,291
Year 3	Apr-2016	12,879,543	10,014,117	9,945,370	9,877,252	9,809,754	9,742,869
Year 4	Apr-2017	13,096,292	9,363,351	9,277,743	9,193,112	9,109,444	9,026,725
Year 5	Apr-2018	13,413,800	8,818,719	8,718,050	8,618,756	8,520,817	8,424,210
Year 6	Apr-2019	13,574,444	8,206,282	8,093,997	7,983,501	7,874,760	7,767,744
Year 7	Apr-2020	13,076,310	7,269,095	7,153,189	7,039,391	6,927,657	6,817,945
Year 8	Apr-2021	9,274,993	4,741,104	4,654,806	4,570,272	4,487,460	4,406,333
Year 9	Apr-2022	13,403,586	6,300,248	6,171,383	6,045,441	5,922,348	5,802,034
Year 10	Apr-2023	14,363,151	6,208,077	6,067,150	5,929,735	5,795,735	5,665,059
Total Cash Flow		127,524,556	82,485,198	81,572,593	80,675,510	79,793,610	78,926,576
Property Resale @ 8% Cap Rate		199,307,097	86,145,006	84,189,472	82,282,657	80,423,241	78,609,942
Total Property Present Value			$168,630,204	$165,762,065	$162,958,167	$160,216,851	$157,536,518
Rounded to Thousands			$168,630,000	$165,762,000	$162,958,000	$160,217,000	$157,537,000
Per SqFt			338.73	332.97	327.33	321.83	316.44



The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Software : ARGUS Ver. 14.0.2
File : Village at Gulfstream Park
Property Type : Office & Retail
Portfolio :
Date : 6/4/10
Time : 2:27 pm
Ref# : ASL

Schedule Of Prospective Cash Flow
In Inflated Dollars as of 5/1/2013

For the Years Ending	Year 1 Apr-2014	Year 2 Apr-2015	Year 3 Apr-2016	Year 4 Apr-2017	Year 5 Apr-2018	Year 6 Apr-2019	Year 7 Apr-2020	Year 8 Apr-2021	Year 9 Apr-2022	Year 10 Apr-2023	Year 11 Apr-2024
Potential Gross Revenue											
Base Rental Revenue	$16,575,212	$16,834,804	$17,481,625	$17,825,275	$18,221,654	$18,437,671	$18,597,890	$19,113,726	$19,594,988	$20,747,464	$21,175,535
Absorption & Turnover Vacancy			(43,838)				(1,532,292)	(704,179)	(644,406)	(241,646)	(15,683)
Base Rent Abatements	(3,777)										
Scheduled Base Rental Revenue	16,571,435	16,834,804	17,437,787	17,825,275	18,221,654	18,437,671	17,065,598	18,409,547	18,950,582	20,505,818	21,159,852
Expense Reimbursement Revenue											
CAM	2,960,912	3,068,791	3,238,608	3,372,473	3,495,713	3,623,860	3,454,196	4,665,457	4,998,686	4,829,018	5,014,053
Utilities	347,113	357,515	371,416	383,435	394,951	406,806	388,367	452,714	472,113	532,739	558,128
Insurance	443,178	456,477	474,035	489,321	504,024	519,136	497,413	576,480	597,270	648,492	679,404
Management Fee											
R. E. Taxes	2,760,503	2,843,334	2,951,697	3,046,799	3,138,226	3,232,351	3,105,517	3,583,665	3,694,360	3,891,027	4,076,363
Office Util & Janitorial											
Promotion											
Total Reimbursement Revenue	6,511,706	6,726,117	7,035,756	7,292,028	7,532,914	7,782,153	7,445,493	9,278,316	9,762,429	9,901,276	10,327,948
MEC Recovery	841,400	866,642	892,641	919,420	947,003	975,413	1,004,675	1,034,816	1,065,860	1,097,836	1,130,771
Sponsorship	218,545	225,102	231,855	238,810	245,975	253,354	260,955	268,783	276,847	285,152	293,707
Miscellaneous	327,818	337,653	347,782	358,216	368,962	380,031	391,432	403,175	415,270	427,728	440,560
TIF Income	900,000	900,000	900,000	900,000	900,000	900,000	900,000	900,000			
Total Potential Gross Revenue	25,370,904	25,890,318	26,845,821	27,533,749	28,216,508	28,728,622	27,068,153	30,294,637	30,470,988	32,217,810	33,352,838
General Vacancy	(1,845,425)	(1,883,851)	(1,912,609)	(2,005,848)	(2,058,752)	(2,097,473)	(677,290)	(1,557,692)	(1,780,380)	(2,098,376)	(2,395,676)
Collection Loss	(507,418)	(517,806)	(536,916)	(550,675)	(564,330)	(574,572)	(541,363)	(605,893)	(609,420)	(644,356)	(667,057)
Effective Gross Revenue	23,018,061	23,488,661	24,396,296	24,977,226	25,593,426	26,056,577	25,849,500	28,131,052	28,081,188	29,475,078	30,290,105
Operating Expenses											
CAM	2,719,994	2,801,594	2,885,642	2,972,211	3,061,377	3,153,219	3,247,815	3,345,250	3,445,607	3,548,975	3,655,445
Utilities	446,898	460,305	474,114	488,338	502,988	518,077	533,620	549,628	566,117	583,101	600,594
Insurance	543,999	560,319	577,128	594,442	612,275	630,644	649,563	669,050	689,121	709,795	731,089
Management Fee	690,542	704,660	731,889	749,317	767,803	781,697	775,485	843,932	842,436	884,252	908,703
R. E. Taxes	3,263,993	3,361,913	3,462,770	3,566,653	3,673,653	3,783,863	3,897,378	4,014,300	4,134,729	4,258,771	4,386,534
Office Util & Janitorial	242,752	250,035	257,536	265,262	273,220	281,416	289,859	298,554	307,511	316,736	326,238
Promotion	893,796	920,610	948,228	976,675	1,005,975	1,036,155	1,067,239	1,099,256	1,132,234	1,166,201	1,201,187
Ground Lease	1,658,750	1,658,750	1,658,750	1,791,450	1,791,450	1,791,450	1,791,450	1,791,450	1,791,450	1,934,766	1,934,766
Off-site Parking Shuttle	218,545	225,102	231,855	238,810	245,975	253,354	260,955	268,783	276,847	285,152	293,707
Non-reimbursable	108,800	112,064	115,426	118,888	122,455	126,129	129,913	133,810	137,824	141,959	146,218
Total Operating Expenses	10,788,069	11,055,352	11,343,338	11,762,046	12,057,171	12,356,004	12,643,277	13,014,013	13,323,876	13,829,708	14,184,481
Net Operating Income	12,229,992	12,433,309	13,052,958	13,215,180	13,536,255	13,700,573	13,206,223	15,117,039	14,757,312	15,645,370	16,105,624
Leasing & Capital Costs											
Tenant Improvements			15,905					2,603,145	673,785	651,299	141,369
Leasing Commissions			42,084					3,105,091	542,117	488,961	32,472
Initial TI & Comm.											
Capital Reserves	108,800	112,064	115,426	118,888	122,455	126,129	129,913	133,810	137,824	141,959	146,218
Total Leasing & Capital Costs	108,800	112,064	173,415	118,888	122,455	126,129	129,913	5,842,046	1,353,726	1,282,219	320,059
Cash Flow Before Debt Service & Taxes	$12,121,192	$12,321,245	$12,879,543	$13,096,292	$13,413,800	$13,574,444	$13,076,310	$9,274,993	$13,403,586	$14,363,151	$15,785,565



Property Summary Report

Timing & Inflation	
Reporting Period:	May 1, 2010 to April 30, 2020; 10 years
Inflation Month:	Analysis Start
General Inflation Rate:	3.00%
Property Size & Occupancy	
Property Size:	497,836 Square Feet
Alternate Size:	1 Square Foot
Number of rent roll tenants:	73
Total Occupied Area:	367,865.36 Square Feet, 73.89%, during first month of analysis
Space Absorption	
Office	88,861.00 Square Feet, leasing from 5/10 to 4/13 1 lease per month, 2,468.36 SqFt per lease
General Vacancy	
Method:	Percent of Potential Gross Revenue
Rate:	8.00%
Based On:	Tenant Groups
Affect Primary Rate As:	Replace
Included Groups:	12.00% for Office 0.00% for Majors
Credit & Collection Loss	
Method:	Percent of Potential Gross Revenue
Rate:	2.00%
Property Purchase & Resale	
Purchase Price:	-
Resale Method:	Capitalize Net Operating Income
Cap Rate:	8.00%
Cap Year:	Year 11
Commission/Closing Cost:	$1,889,630
Net Cash Flow from Sale:	$187,073,358
Present Value Discounting	
Discount Method:	Annually (Endpoint on Cash Flow & Resale)
Unleveraged Discount Rate:	9.25%
Unleveraged Present Value:	$147,380,850 at 9.25%



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet

Description	Area	Base Rent	Rent Adjustments & Categories			Abatements		Reimbursement	Leasing Costs		Upon Expiration
Tenant Name Type & Suite Number Lease Dates & Term	Floor SqFt Bldg Share	Rate & Amount per Year per Month	Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Months to Abate	Pcnt to Abate	Description of Operating Expense Reimbursements	Imprvmnts Rate Amount	Commssns Rate Amount	Assumption about subsequent terms for this tenant
1 Mar-2010 to Feb-2022 144 Months			Mar-2012 Mar-2014 Mar-2016 Mar-2018		-	-	-	See method:	-	-	Market See assumption: Major
2 Mar-2010 to Feb-2022 144 Months			-	-	-	-	-	See method:	-	-	Market See assumption: Major
3 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-		-	-	Market See assumption: Major
4 Expires Apr-2020			May-2015 May-2016 May-2017 May-2018 May-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
5 Expires Apr-2020			May-2015 May-2016 May-2017 May-2018 May-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
6 Jan-2011 to Dec-2020 120 Months			Jan-2016		-	1-2	100%	See method: $	-	-	Market See assumption: In-Line
7 Expires Apr-2020			-	-	-	-	-		-	-	Market See assumption: Major
8 Mar-2010 to Feb-2025 180 Months			Mar-2015 Mar-2020		-	-	-	See method:	-	-	Market See assumption: Restaurant
9 Mar-2010 to Feb-2025 180 Months			Mar-2015 Mar-2020		-	-	-	See method:	-	-	Market See assumption: Restaurant
10 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption: Restaurant
11 Mar-2010 to Feb-2025 180 Months			Mar-2013 Mar-2018		-	-	-	See method:	-	-	Market See assumption: In-Line

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description	Area	Base Rent	Rent Adjustments & Categories			Abatements		Reimbursement	Leasing Costs		Upon Expiration
Tenant Name Type & Suite Number Lease Dates & Term	Floor SqFt Bldg Share	Rate & Amount per Year per Month	Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Months to Abate	Pcnt to Abate	Description of Operating Expense Reimbursements	Imprvmnts Rate Amount	Commssns Rate Amount	Assumption about subsequent terms for this tenant
12 Mar-2010 to Feb-2020 120 Months			Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption In-Line
13 Mar-2010 to Feb-2020 120 Months			Mar-2013 Mar-2017		-	-	-	See method:	-	-	Market See assumption: In-Line
14 Feb-2011 to Jan-2021 120 Months			Feb-2016		-	1-2	100%	See method:	-	-	Market See assumption: In-Line
15 Mar-2011 to Feb-2021 120 Months			Mar-2016		-	1-2	100%	See method	-	-	Market See assumption: In-Line
16 Apr-2011 to Mar-2021 120 Months			Apr-2016		-	1-2	100%	See method:	-	-	Market See assumption: In-Line
17 May-2011 to Apr-2021 120 Months			May-2016		-	1-2	100%	See method:	-	-	Market See assumption: In-Line
18			May-2011 May-2013 May-2017		-	-	-	See method:	-	-	Market See assumption: In-Line
19			Jun-2016		-	1-2	100%	See method:	-	-	Market See assumption: In-Line
20			May-2015		-	-	-	See method:	-	-	Market See assumption: In-Line
21			May-2012 May-2013 May-2014		-	-	-	See method:	-	-	Market See assumption: In-Line

(continued on next page)



The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description: Tenant Name / Type & Suite Number / Lease Dates & Term	Area: Floor SqFt / Bldg Share	Base Rent: Rate & Amount per Year / per Month	Rent Adjustments & Categories: Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Abatements: Months to Abate	Pcnt to Abate	Reimbursement: Description of Operating Expense Reimbursements	Leasing Costs: Imprvmnts Rate Amount	Commssns Rate Amount	Upon Expiration: Assumption about subsequent terms for this tenant
22 Expires Apr-2015			May-2011		-	-	-		-	-	Market See assumption: In-Line
23 Expires Apr-2025			-	-	-	-	-		-	-	Option See assumption: Major
24 Expires Apr-2022			May-2011 May-2012 May-2013 May-2014 May-2015 May-2016 May-2017 May-2018 May-2019 May-2020 May-2021		-	-	-	See method:	-	-	Market See assumption: In-Line
25 Expires Apr-2020			May-2012 May-2013 May-2017		-	-	-	See method	-	-	Market See assumption: In-Line
26 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption: In-Line
27 Mar-2010 to Feb-2020 120 Months			Mar-2013 Mar-2017		-	-	-	See method:	-	-	Market See assumption: In-Line
28 Mar-2010 to Feb-2020 120 Months			-	-	-	-	-	See method:	-	-	Market See assumption: In-Line
29 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption: In-Line
30 Mar-2010 to Feb-2020 120 Months			Mar-2013 Mar-2017		-	-	-	See method:	-	-	Market See assumption: In-Line

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 487,836 Square Feet
(continued from previous page)

Description	Area	Base Rent	Rent Adjustments & Categories			Abatements		Reimbursement	Leasing Costs		Upon Expiration
Tenant Name Type & Suite Number Lease Dates & Term	Floor SqFt Bldg Share	Rate & Amount per Year per Month	Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Months to Abate	Pcnt to Abate	Description of Operating Expense Reimbursements	Imprvmnts Rate Amount	Commssns Rate Amount	Assumption about subsequent terms for this tenant
31 Mar-2010 to Feb-2020 120 Months			Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
32 Jul-2011 to Jun-2021 120 Months			Jul-2016		-	1-2	100%	See method	-	-	Market See assumption In-Line
33 Mar-2010 to Feb-2020 120 Months			Mar-2013 Mar-2017		-	-	-	See method:	-	-	Market See assumption: In-Line
34 Aug-2011 to Jul-2021 120 Months			Aug-2016		-	1-2	100%	See method	-	-	Market See assumption: In-Line
35 Expires Apr-2020			May-2011 May-2012 May-2014 May-2016		-	-	-	See method:	-	-	Market See assumption In-Line
36 Mar-2010 to Feb-2020 120 Months			Mar-2013 Mar-2017		-	-	-	See method:	-	-	Market See assumption: In-Line
37 Mar-2010 to Feb-2020 120 Months			Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
38 Mar-2010 to Feb-2020 120 Months			Mar-2011 Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method	-	-	Market See assumption: Restaurant
39 Expires Apr-2020			May-2012 May-2013 May-2014 May-2015 May-2016 May-2017 May-2018 May-2019		-	-	-	See method:	-	-	Market See assumption: In-Line

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description: Tenant Name / Type & Suite Number / Lease Dates & Term	Area: Floor SqFt / Bldg Share	Base Rent: Rate & Amount per Year / per Month	Rent Adjustments & Categories: Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Abatements: Months to Abate	Pcnt to Abate	Reimbursement: Description of Operating Expense Reimbursements	Leasing Costs: Imprvmnts Rate Amount	Commssns Rate Amount	Upon Expiration: Assumption about subsequent terms for this tenant
40 Mar-2010 to Feb-2020 120 Months			Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
41 Mar-2010 to Feb-2020 120 Months			Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
42 Mar-2010 to Feb-2025 180 Months			Mar-2012 Mar-2017 Mar-2020		-	-	-	See method:	-	-	Market See assumption: In-Line
43 Mar-2010 to Feb-2025 180 Months			Mar-2012 Mar-2017 Mar-2020		-	-	-	See method:	-	-	Market See assumption: In-Line
44 Mar-2010 to Feb-2025 180 Months			Mar-2012 Mar-2017 Mar-2020		-	-	-	See method:	-	-	Market See assumption: In-Line
45 Mar-2010 to Feb-2020 120 Months			Mar-2013 Mar-2017		-	-	-	See method:	-	-	Market See assumption: In-Line
46 Mar-2010 to Feb-2020 120 Months			Mar-2011 Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
47 Mar-2010 to Feb-2020 120 Months			Mar-2011 Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption: Restaurant

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description: Tenant Name Type & Suite Number Lease Dates & Term	Area: Floor SqFt Bldg Share	Base Rent: Rate & Amount per Year per Month	Rent Adjustments: Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Abatements: Months to Abate	Pcnt to Abate	Reimbursement: Description of Operating Expense Reimbursements	Leasing Costs: Imprvmnts Rate Amount	Commssns Rate Amount	Upon Expiration: Assumption about subsequent terms for this tenant
48 Mar-2010 to Feb-2020 120 Months			Mar-2012		-	-	-	See method:	-	-	Market See assumption: In-Line
49 Mar-2010 to Feb-2025 180 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption: Restaurant
50 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption: In-Line
51 Mar-2010 to Feb-2020 120 Months			Mar-2013 Mar-2017		-	-	-	See method:	-	-	Market See assumption: In-Line
52 Mar-2010 to Feb-2020 120 Months			Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
53 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method	-	-	Market See assumption: In-Line
54 Mar-2010 to Feb-2020 120 Months			Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
55 Mar-2010 to Feb-2020 120 Months			Mar-2012 Mar-2015		-	-	-	See method	-	-	Market See assumption: In-Line
56 Expires Apr-2020			May-2013 May-2017		-	-	-	See method:	-	-	Market See assumption: In-Line

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description	Area	Base Rent	Rent Adjustments & Categories			Abatements		Reimbursement	Leasing Costs		Upon Expiration
Tenant Name Type & Suite Number Lease Dates & Term	Floor SqFt Bldg Share	Rate & Amount per Year per Month	Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Months to Abate	Pcnt to Abate	Description of Operating Expense Reimbursements	Imprvmnts Rate Amount	Commssns Rate Amount	Assumption about subsequent terms for this tenant
57 Mar-2010 to Feb-2020 120 Months			Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
58 Mar-2010 to Feb-2020 120 Months			Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption Restaurant
59 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption: In-Line
60 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption Restaurant
61 Mar-2010 to Feb-2020 120 Months			Mar-2011 Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method	-	-	Market See assumption: Restaurant
62 Mar-2010 to Feb-2020 120 Months			Mar-2013 Mar-2017		-	-	-	See method:	-	-	Market See assumption Restaurant
63 Sep-2011 to Aug-2021 120 Months			Sep-2016		-	1-2	100%	See method:	-	-	Market See assumption In-Line
64 Mar-2010 to Feb-2020 120 Months			Mar-2011 Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption. In-Line

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description: Tenant Name / Type & Suite Number / Lease Dates & Term	Area: Floor SqFt / Bldg Share	Base Rent: Rate & Amount per Year / per Month	Rent Adjustments & Categories: Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Abatements: Months to Abate	Pcnt to Abate	Reimbursement: Description of Operating Expense Reimbursements	Leasing Costs: Imprvmnts Rate Amount	Commssns Rate Amount	Upon Expiration: Assumption about subsequent terms for this tenant
65 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption: Restaurant
66 Mar-2010 to Feb-2020 120 Months			Mar-2011 Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019		-	-	-	See method:	-	-	Market See assumption: In-Line
67 Expires Apr-2020			May-2012 May-2013 May-2014 May-2015 May-2016 May-2017 May-2018 May-2019		-	-	-	See method:	-	-	Market See assumption: Upper Level
68 Mar-2010 to Feb-2020 120 Months			Mar-2013 Mar-2017		-	-	-	See method:	-	-	Market See assumption: Upper Level
69 Mar-2010 to Feb-2020 120 Months			Mar-2013 Mar-2017		-	-	-	See method:	-	-	Market See assumption: Upper Level
70 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption: Upper Level
71 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption: Upper Level
72 Oct-2011 to Sep-2021 120 Months			Oct-2016		-	1-2	100%	See method:	-	-	Market See assumption: Upper Level
73 Mar-2010 to Feb-2020 120 Months			Mar-2015		-	-	-	See method:	-	-	Market See assumption: Upper Level

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description Tenant Name Type & Suite Number Lease Dates & Term	Area Floor SqFt Bldg Share	Base Rent Rate & Amount per Year per Month	Rent Adjustments & Categories Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Abatements Months to Abate	Pcnt to Abate	Reimbursement Description of Operating Expense Reimbursements	Leasing Costs Imprvmnts Rate Amount	Commssns Rate Amount	Upon Expiration Assumption about subsequent terms for this tenant
S1 Office Office, Suite [redacted] May-2010 to Apr-2020 120 Months	[redacted]	[redacted]	May-2011 May-2012 May-2013 May-2014 May-2015 May-2016 May-2017 May-2018 May-2019	[redacted]	-	1-2	100%	See method Office CAM	-	-	Market See assumption. Office
S1 Office Office, Suite [redacted] Jun-2010 to May-2020 120 Months	[redacted]	[redacted]	Jun-2011 Jun-2012 Jun-2013 Jun-2014 Jun-2015 Jun-2016 Jun-2017 Jun-2018 Jun-2019	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Jul-2010 to Jun-2020 120 Months	[redacted]	[redacted]	Jul-2011 Jul-2012 Jul-2013 Jul-2014 Jul-2015 Jul-2016 Jul-2017 Jul-2018 Jul-2019	[redacted]	-	1-2	100%	See method Office CAM	-	-	Market See assumption Office
S1 Office Office, Suite: [redacted] Aug-2010 to Jul-2020 120 Months	[redacted]	[redacted]	Aug-2011 Aug-2012 Aug-2013 Aug-2014 Aug-2015 Aug-2016 Aug-2017 Aug-2018 Aug-2019	[redacted]	-	1-2	100%	See method Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Sep-2010 to Aug-2020 120 Months	[redacted]	[redacted]	Sep-2011 Sep-2012 Sep-2013 Sep-2014 Sep-2015 Sep-2016 Sep-2017 Sep-2018 Sep-2019	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption. Office
S1 Office Office, Suite [redacted] Oct-2010 to Sep-2020 120 Months	[redacted]	[redacted]	Oct-2011 Oct-2012 Oct-2013 Oct-2014 Oct-2015 Oct-2016 Oct-2017 Oct-2018 Oct-2019	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description	Area	Base Rent	Rent Adjustments & Categories			Abatements		Reimbursement	Leasing Costs		Upon Expiration
Tenant Name Type & Suite Number Lease Dates & Term	Floor SqFt Bldg Share	Rate & Amount per Year per Month	Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Months to Abate	Pcnt to Abate	Description of Operating Expense Reimbursements	Imprvmnts Rate Amount	Commssns Rate Amount	Assumption about subsequent terms for this tenant
S1 Office Office, Suite [redacted] Nov-2010 to Oct-2020 120 Months	[redacted]	[redacted]	Nov-2011 Nov-2012 Nov-2013 Nov-2014 Nov-2015 Nov-2016 Nov-2017 Nov-2018 Nov-2019	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Dec-2010 to Nov-2020 120 Months	[redacted]	[redacted]	Dec-2011 Dec-2012 Dec-2013 Dec-2014 Dec-2015 Dec-2016 Dec-2017 Dec-2018 Dec-2019	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Jan-2011 to Dec-2020 120 Months	[redacted]	[redacted]	Jan-2012 Jan-2013 Jan-2014 Jan-2015 Jan-2016 Jan-2017 Jan-2018 Jan-2019 Jan-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Feb-2011 to Jan-2021 120 Months	[redacted]	[redacted]	Feb-2012 Feb-2013 Feb-2014 Feb-2015 Feb-2016 Feb-2017 Feb-2018 Feb-2019 Feb-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Mar-2011 to Feb-2021 120 Months	[redacted]	[redacted]	Mar-2012 Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019 Mar-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Apr-2011 to Mar-2021 120 Months	[redacted]	[redacted]	Apr-2012 Apr-2013 Apr-2014 Apr-2015 Apr-2016 Apr-2017 Apr-2018 Apr-2019 Apr-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description	Area	Base Rent	Rent Adjustments & Categories			Abatements		Reimbursement	Leasing Costs		Upon Expiration
Tenant Name Type & Suite Number Lease Dates & Term	Floor SqFt Bldg Share	Rate & Amount per Year per Month	Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Months to Abate	Pcnt to Abate	Description of Operating Expense Reimbursements	Imprvmnts Rate Amount	Commssns Rate Amount	Assumption about subsequent terms for this tenant
S1 Office Office, Suite [redacted] May-2011 to Apr-2021 120 Months	[redacted]	[redacted]	May-2012 May-2013 May-2014 May-2015 May-2016 May-2017 May-2018 May-2019 May-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Jun-2011 to May-2021 120 Months	[redacted]	[redacted]	Jun-2012 Jun-2013 Jun-2014 Jun-2015 Jun-2016 Jun-2017 Jun-2018 Jun-2019 Jun-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Jul-2011 to Jun-2021 120 Months	[redacted]	[redacted]	Jul-2012 Jul-2013 Jul-2014 Jul-2015 Jul-2016 Jul-2017 Jul-2018 Jul-2019 Jul-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Aug-2011 to Jul-2021 120 Months	[redacted]	[redacted]	Aug-2012 Aug-2013 Aug-2014 Aug-2015 Aug-2016 Aug-2017 Aug-2018 Aug-2019 Aug-2020	[redacted]	-	1-2	100%	See method Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Sep-2011 to Aug-2021 120 Months	[redacted]	[redacted]	Sep-2012 Sep-2013 Sep-2014 Sep-2015 Sep-2016 Sep-2017 Sep-2018 Sep-2019 Sep-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Oct-2011 to Sep-2021 120 Months	[redacted]	[redacted]	Oct-2012 Oct-2013 Oct-2014 Oct-2015 Oct-2016 Oct-2017 Oct-2018 Oct-2019 Oct-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office

(continued on next page)





Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description: Tenant Name / Type & Suite Number / Lease Dates & Term	Area: Floor SqFt Bldg Share	Base Rent: Rate & Amount per Year per Month	Rent Adjustments: Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Abatements: Months to Abate	Pcnt to Abate	Reimbursement: Description of Operating Expense Reimbursements	Leasing Costs: Imprvmnts Rate Amount	Commssns Rate Amount	Upon Expiration: Assumption about subsequent terms for this tenant
S1 Office Office, Suite: [redacted] Nov-2011 to Oct-2021 120 Months	[redacted]	[redacted]	Nov-2012 Nov-2013 Nov-2014 Nov-2015 Nov-2016 Nov-2017 Nov-2018 Nov-2019 Nov-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite: [redacted] Dec-2011 to Nov-2021 120 Months	[redacted]	[redacted]	Dec-2012 Dec-2013 Dec-2014 Dec-2015 Dec-2016 Dec-2017 Dec-2018 Dec-2019 Dec-2020	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite: [redacted] Jan-2012 to Dec-2021 120 Months	[redacted]	[redacted]	Jan-2013 Jan-2014 Jan-2015 Jan-2016 Jan-2017 Jan-2018 Jan-2019 Jan-2020 Jan-2021	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite: [redacted] Feb-2012 to Jan-2022 120 Months	[redacted]	[redacted]	Feb-2013 Feb-2014 Feb-2015 Feb-2016 Feb-2017 Feb-2018 Feb-2019 Feb-2020 Feb-2021	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Mar-2012 to Feb-2022 120 Months	[redacted]	[redacted]	Mar-2013 Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019 Mar-2020 Mar-2021	[redacted]	-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite [redacted] Apr-2012 to Mar-2022 120 Months	[redacted]	[redacted]	Apr-2013 Apr-2014 Apr-2015 Apr-2016 Apr-2017 Apr-2018 Apr-2019 Apr-2020 Apr-2021	[redacted]	-	1-2	100%	See method Office CAM	-	-	Market See assumption: Office

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description Tenant Name Type & Suite Number Lease Dates & Term	Area Floor SqFt Bldg Share	Base Rent Rate & Amount per Year per Month	Rent Adjustments & Categories Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Abatements Months to Abate	Pcnt to Abate	Reimbursement Description of Operating Expense Reimbursements	Leasing Costs Imprvmnts Rate Amount	Commssns Rate Amount	Upon Expiration Assumption about subsequent terms for this tenant
S1 Office Office, Suite May-2012 to Apr-2022 120 Months			May-2013 May-2014 May-2015 May-2016 May-2017 May-2018 May-2019 May-2020 May-2021		-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite Jun-2012 to May-2022 120 Months			Jun-2013 Jun-2014 Jun-2015 Jun-2016 Jun-2017 Jun-2018 Jun-2019 Jun-2020 Jun-2021		-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite: Jul-2012 to Jun-2022 120 Months		$	Jul-2013 Jul-2014 Jul-2015 Jul-2016 Jul-2017 Jul-2018 Jul-2019 Jul-2020 Jul-2021		-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite Aug-2012 to Jul-2022 120 Months		$	Aug-2013 Aug-2014 Aug-2015 Aug-2016 Aug-2017 Aug-2018 Aug-2019 Aug-2020 Aug-2021		-	1-2	100%	See method Office CAM	-	-	Market See assumption: Office
S1 Office Office Suite Sep-2012 to Aug-2022 120 Months			Sep-2013 Sep-2014 Sep-2015 Sep-2016 Sep-2017 Sep-2018 Sep-2019 Sep-2020 Sep-2021		-	1-2	100%	See method Office CAM	-	-	Market See assumption Office
S1 Office Office, Suite Oct-2012 to Sep-2022 120 Months			Oct-2013 Oct-2014 Oct-2015 Oct-2016 Oct-2017 Oct-2018 Oct-2019 Oct-2020 Oct-2021		-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office

(continued on next page)



Presentation Rent Roll & Current Term Tenant Summary
As of May-2010 for 497,836 Square Feet
(continued from previous page)

Description	Area	Base Rent	Rent Adjustments & Categories			Abatements		Reimbursement	Leasing Costs		Upon Expiration
Tenant Name Type & Suite Number Lease Dates & Term	Floor SqFt Bldg Share	Rate & Amount per Year per Month	Changes on	Changes to	CPI & Current Porters' Wage Miscellaneous	Months to Abate	Pcnt to Abate	Description of Operating Expense Reimbursements	Imprvmnts Rate Amount	Commssns Rate Amount	Assumption about subsequent terms for this tenant
S1 Office Office, Suite: Nov-2012 to Oct-2022 120 Months			Nov-2013 Nov-2014 Nov-2015 Nov-2016 Nov-2017 Nov-2018 Nov-2019 Nov-2020 Nov-2021		-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite: Dec-2012 to Nov-2022 120 Months			Dec-2013 Dec-2014 Dec-2015 Dec-2016 Dec-2017 Dec-2018 Dec-2019 Dec-2020 Dec-2021		-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite Jan-2013 to Dec-2022 120 Months			Jan-2014 Jan-2015 Jan-2016 Jan-2017 Jan-2018 Jan-2019 Jan-2020 Jan-2021 Jan-2022		-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite Feb-2013 to Jan-2023 120 Months			Feb-2014 Feb-2015 Feb-2016 Feb-2017 Feb-2018 Feb-2019 Feb-2020 Feb-2021 Feb-2022		-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite Mar-2013 to Feb-2023 120 Months			Mar-2014 Mar-2015 Mar-2016 Mar-2017 Mar-2018 Mar-2019 Mar-2020 Mar-2021 Mar-2022		-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
S1 Office Office, Suite: Apr-2013 to Mar-2023 120 Months			Apr-2014 Apr-2015 Apr-2016 Apr-2017 Apr-2018 Apr-2019 Apr-2020 Apr-2021 Apr-2022		-	1-2	100%	See method: Office CAM	-	-	Market See assumption: Office
Total Occupied SqFt	367,865.36										
Total Available SqFt	129,970.64										



The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Software : ARGUS Ver. 14.0.2
File : Village at Gulfstream Park
Property Type : Office & Retail
Portfolio :
Date : 6/4/10
Time : 2:28 pm
Ref# : ASL
Page : 1

For the Year Ending 4/30/11
Market Leasing Assumption Results
In Inflated Dollars for the Fiscal Year Beginning 5/01/10

MLA Categories		In-Line	Office	Restaurant	Upper Level	Major
Renewal Probability		75.00%	70.00%	75.00%	75.00%	80.00%
Market Rent		$/SqFt/Yr	$/SqFt/Yr	$/SqFt/Yr	$/SqFt/Yr	$/SqFt/Yr
	New: Renewal: Result:					
Months Vacant	New:	9.00	9.00	9.00	9.00	12.00
	Renewal:	0	0	0	0	0
	Rounded:	2	3	2	2	2
Tenant Improvements		$/SqFt	$/SqFt	$/SqFt	$/SqFt	$/SqFt
	New: Renewal: Result:					
Leasing Commissions		Percent	Percent	Percent	Percent	Percent
	New:	5.00%	5.00%	5.00%	5.00%	5.00%
	Renewal:	2.50%	2.50%	2.50%	2.50%	2.50%
	Result:	3.13%	3.25%	3.13%	3.13%	3.00%
Rent Abatements	New:	0.00	0.00	0.00	0.00	0.00
	Renewal:	0.00	0.00	0.00	0.00	0.00
	Result:	0.00	0.00	0.00	0.00	0.00
Non-Weighted Items						
Rent Changes		Yes	Yes	Yes	Yes	Yes
Retail Rent Changes						
Reimbursements		$14.50 CAM 3%	Office CAM	$7.50 CAM 3%	$6.50 CAM 3%	Ins, Util & R
Term Lengths		5 Years	5 Years	10 Years	10 Years	10 Years
Term Overrides		No	No	No	No	No

ARGUS SOFTWARE

The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Software : ARGUS Ver. 14.0.2
File : Village at Gulfstream Park
Property Type : Office & Retail
Portfolio :
Date : 6/4/10
Time : 2:29 pm
Ref# : ASL

Supporting Schedule – Square Feet Expiring – (All Terms)

For the Years Ending

Tenant	Suite	Month One Occupied Area	Lease Start	First Expiration	Year 1 Apr-2011	Year 2 Apr-2012	Year 3 Apr-2013	Year 4 Apr-2014	Year 5 Apr-2015	Year 6 Apr-2016	Year 7 Apr-2017	Year 8 Apr-2018	Year Apr-201
		1,257.00	5/10	4/15					1,257.00				
		4,231.00	5/10	4/15					4,231.00				
		23,487.00	3/10	2/20									
		9,603.00	3/10	2/20									
		1,173.00	3/10	2/20									
		8,285.00	3/10	2/20									
		2,100.00	3/10	2/20									
		2,024.00	3/10	2/20									
		3,606.00	3/10	2/20									
		2,457.00	3/10	2/20									
		3,000.00	3/10	2/20									
		3,144.00	3/10	2/20									
		2,500.00	3/10	2/20									
		2,206.00	3/10	2/20									
		1,000.00	3/10	2/20									
		12,007.00	3/10	2/20									
		2,539.00	3/10	2/20									
		3,652.00	3/10	2/20									
		2,191.00	3/10	2/20									
		3,059.00	3/10	2/20									
		4,098.00	3/10	2/20									
		1,689.00	3/10	2/20									
		2,335.00	3/10	2/20									
		2,550.00	3/10	2/20									
		3,771.00	3/10	2/20									
		2,049.00	3/10	2/20									
		2,268.00	3/10	2/20									
		978.00	3/10	2/20									
		1,600.00	3/10	2/20									
		2,000.00	3/10	2/20									
		1,133.00	3/10	2/20									
		6,471.00	3/10	2/20									
		5,246.00	3/10	2/20									
		10,073.00	3/10	2/20									
		13,321.00	3/10	2/20									
		8,000.00	3/10	2/20									
		8,819.00	3/10	2/20									
		1,000.00	3/10	2/20									
		5,788.00	3/10	2/20									
		5,583.00	3/10	2/20									
		7,000.00	3/10	2/20									
		11,414.00	3/10	2/20									
		943.00	5/10	4/20									
		2,242.00	5/10	4/20									
		14,490.00	5/10	4/20									
		8,000.00	5/10	4/20									
		996.00	5/10	4/20									
		5,054.00	5/10	4/20									
		7,318.00	5/10	4/20									
		661.00	5/10	4/20									
		782.00	5/10	4/20									
		20,489.00	5/10	4/20									
Office		2,468.36	5/10	4/20									
Office			6/10	5/20									
Office			7/10	6/20									
Office			8/10	7/20									
Office			9/10	8/20									
Office			10/10	9/20									
Office			11/10	10/20									
Office			12/10	11/20									

(continued on next page)



The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Software : ARGUS Ver. 14.0.2
File : Village at Gulfstream Park
Property Type : Office & Retail
Portfolio :
Date : 6/4/10
Time : 2:29 pm
Ref# : ASL

Supporting Schedule -- Square Feet Expiring -- (All Terms)

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 1 Apr-2011	Year 2 Apr-2012	Year 3 Apr-2013	Year 4 Apr-2014	Year 5 Apr-2015	Year 6 Apr-2016	Year 7 Apr-2017	Year 8 Apr-2018	Year Apr-201
Tenant	Suite												
Vacant			1/11	12/20									
Office			1/11	12/20									
Vacant			2/11	1/21									
Office			2/11	1/21									
Vacant			3/11	2/21									
Office			3/11	2/21									
Vacant			4/11	3/21									
Office			4/11	3/21									
Vacant			5/11	4/21									
Office			5/11	4/21									
Total SqFt Expiring								5,488.00					
Percent Of Total Expiring									1.1%				

The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Supporting Schedule -- Square Feet Expiring -- (All Terms)

For the Years Ending

Tenant	Suite	Month One Occupied Area	Lease Start	First Expiration	Year 10 Apr-2020	Year 11 Apr-2021
		1,257.00	5/10	4/15		1,257.00
		4,231.00	5/10	4/15		4,231.00
		23,487.00	3/10	2/20	23,487.00	
		9,603.00	3/10	2/20	9,603.00	
		1,173.00	3/10	2/20	1,173.00	
		8,285.00	3/10	2/20	8,285.00	
		2,100.00	3/10	2/20	2,100.00	
		2,024.00	3/10	2/20	2,024.00	
		3,606.00	3/10	2/20	3,606.00	
		2,457.00	3/10	2/20	2,457.00	
		3,000.00	3/10	2/20	3,000.00	
		3,144.00	3/10	2/20	3,144.00	
		2,500.00	3/10	2/20	2,500.00	
		2,206.00	3/10	2/20	2,206.00	
		1,000.00	3/10	2/20	1,000.00	
		12,007.00	3/10	2/20	12,007.00	
		2,539.00	3/10	2/20	2,539.00	
		3,652.00	3/10	2/20	3,652.00	
		2,191.00	3/10	2/20	2,191.00	
		3,059.00	3/10	2/20	3,059.00	
		4,098.00	3/10	2/20	4,098.00	
		1,689.00	3/10	2/20	1,689.00	
		2,335.00	3/10	2/20	2,335.00	
		2,550.00	3/10	2/20	2,550.00	
		3,771.00	3/10	2/20	3,771.00	
		2,049.00	3/10	2/20	2,049.00	
		2,268.00	3/10	2/20	2,268.00	
		978.00	3/10	2/20	978.00	
		1,600.00	3/10	2/20	1,600.00	
		2,000.00	3/10	2/20	2,000.00	
		1,133.00	3/10	2/20	1,133.00	
		6,471.00	3/10	2/20	6,471.00	
		5,246.00	3/10	2/20	5,246.00	
		10,073.00	3/10	2/20	10,073.00	
		13,321.00	3/10	2/20	13,321.00	
		8,000.00	3/10	2/20	8,000.00	
		8,619.00	3/10	2/20	8,619.00	
		1,000.00	3/10	2/20	1,000.00	
		5,788.00	3/10	2/20	5,788.00	
		5,583.00	3/10	2/20	5,583.00	
		7,000.00	3/10	2/20	7,000.00	
		11,414.00	3/10	2/20	11,414.00	
		943.00	5/10	4/20	943.00	
		2,242.00	5/10	4/20	2,242.00	
		14,490.00	5/10	4/20	14,490.00	
		8,000.00	5/10	4/20	8,000.00	
		996.00	5/10	4/20	996.00	
		5,054.00	5/10	4/20	5,054.00	
		7,318.00	5/10	4/20	7,318.00	
		661.00	5/10	4/20	661.00	
		782.00	5/10	4/20	782.00	
		20,489.00	5/10	4/20	20,489.00	
Office		2,468.36	5/10	4/20	2,468.36	
Office			6/10	5/20		2,468.36
Office			7/10	6/20		2,468.36
Office			8/10	7/20		2,468.36
Office			9/10	8/20		2,468.37
Office			10/10	9/20		2,468.36
Office			11/10	10/20		2,468.36
Office			12/10	11/20		2,468.36

(continued on next page)



Supporting Schedule -- Square Feet Expiring -- (All Terms)

For the Years Ending		Month One Occupied Area	Lease Start	First Expiration	Year 10 Apr-2020	Year 11 Apr-2021
Tenant	Suite					
Vacant			1/11	12/20		1,500.00
Office			1/11	12/20		2,468.36
Vacant			2/11	1/21		1,400.00
Office			2/11	1/21		2,468.36
Vacant			3/11	2/21		700.00
Office			3/11	2/21		2,468.36
Vacant			4/11	3/21		4,292.00
Office			4/11	3/21		2,468.36
Vacant			5/11	4/21		4,345.00
Office			5/11	4/21		2,468.36
Total SqFt Expiring				258,462.36	47,345.33	
Percent Of Total Expiring					51.9%	9.5%

Input Assumptions
(continued from previous page)

Rent Roll

No.	Tenant Name/ Description	Suite	Lease Type	Lease Status	Total Area	Start Date	Term/ Expir	Base/Min Rent	Unit of Measure	Rent Chng	Rtl Sls	Reimbur- sements	Unit of Measure	Rent Abatement
1			Retail	Contract	13,956	3/10	12	Detail			Yes			
2			Retail	Contract	14,416	3/10	12		$/SqFt/Yr		Yes			
3			Retail	Contract	23,487	3/10	10	Detail						
4			Retail	Contract	943	1	10	Detail						
5			Retail	Contract	2,242	1	10	Detail						
6			Retail	Speculative	1,500	9	10	Detail						2
7			Retail	Contract	14,490	1	10		$/SqFt/Yr					
8			Retail	Contract	7,952	3/10	15	Detail						
9			Retail	Contract	7,700	3/10	15	Detail						
10			Retail	Contract	9,603	3/10	10	Detail						
11			Retail	Contract	4,980	3/10	15	Detail						
12			Retail	Contract	1,173	3/10	10	Detail						
13			Retail	Contract	8,285	3/10	10	Detail						
14			Retail	Speculative	1,400	10	10	Detail						2
15			Retail	Speculative	700	11	10	Detail						2
16			Retail	Speculative	4,292	12	10	Detail						2
17			Retail	Speculative	4,345	13	10	Detail						2
18			Retail	Contract	8,000	1	10	Detail						
19			Retail	Speculative	3,459	14	10	Detail						2
20			Retail	Contract	996	1	10	Detail						
21			Retail	Contract	1,257	1	5	Detail						
22			Retail	Contract	4,231	1	5	Detail						
23			Retail	Contract	34,584	1	15	Detail						
			Option	Speculative	34,584		10	Detail						
24			Retail	Contract	5,999	1	12	Detail						
25			Retail	Contract	5,054	1	10	Detail						
26			Retail	Contract	2,100	3/10	10	Detail						
27			Retail	Contract	2,024	3/10	10	Detail						
28			Retail	Contract	3,606	3/10	10		$/SqFt/Yr					
29			Retail	Contract	2,457	3/10	10	Detail						
30			Retail	Contract	3,000	3/10	10	Detail						
31			Retail	Contract	3,144	3/10	10	Detail						
32			Retail	Speculative	2,023	15	10	Detail						2
33			Retail	Contract	2,500	3/10	10	Detail						
34			Retail	Speculative	1,998	16	10	Detail						2
35			Retail	Contract	7,318	1	10	Detail						
36			Retail	Contract	2,206	3/10	10	Detail						
37			Retail	Contract	1,000	3/10	10	Detail						
38			Retail	Contract	12,007	3/10	10	Detail						
39			Retail	Contract	661	1	10	Detail						
40			Retail	Contract	2,539	3/10	10	Detail						
41			Retail	Contract	3,652	3/10	10	Detail						
42			Retail	Contract	2,278	3/10	15	Detail						
43			Retail	Contract	905	3/10	15	Detail						
44			Retail	Contract	2,017	3/10	15	Detail						
45			Retail	Contract	2,191	3/10	10	Detail						
46			Retail	Contract	3,059	3/10	10	Detail						
47			Retail	Contract	4,098	3/10	10	Detail						
48			Retail	Contract	1,689	3/10	10	Detail						
49			Retail	Contract	9,128	3/10	15	Detail						
50			Retail	Contract	2,335	3/10	10	Detail						
51			Retail	Contract	2,550	3/10	10	Detail						
52			Retail	Contract	3,771	3/10	10	Detail						
53			Retail	Contract	2,049	3/10	10	Detail						
54			Retail	Contract	2,268	3/10	10	Detail						
55			Retail	Contract	978	3/10	10	Detail						
56			Retail	Contract	782	1	10	Detail						
57			Retail	Contract	1,600	3/10	10	Detail						

(continued on next page)



The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Input Assumptions
(continued from previous page)

Detail Of TIF Income

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
May		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
June		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
July		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
August		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
September		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
October		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
November		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
December		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
January		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
February		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
March		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
April		75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00	75000.00				
Annual Total		900000.00	900000.00	900000.00	900000.00	900000.00	900000.00	900000.00	900000.00	900000.00	900000.00				
Inflation		0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Inflated Total		900000	900000	900000	900000	900000	900000	900000	900000	900000	900000				

Detail Of TIF Income

	Apr-2026
May	
June	
July	
August	
September	
October	
November	
December	
January	
February	
March	
April	
Annual Total	
Inflation	0.0000
Inflated Total	

Reimbursable Expenses

Name	Acct Code	Actuals	Budgeted	Units	Area/Constant	Frequency	% Fixed	Inflation	Ref Acct	Notes
CAM			5	$/Area	Property Size	/Year	100			
Utilities			1	$/Area	Retail Area	/Year	100			
Insurance			1	$/Area	Property Size	/Year	100			
Management Fee			3	% of EGR						
R. E. Taxes			6	$/Area	Property Size	/Year	100			
Office Util & Janitorial			2.5	$/Area	Office Area	/Year	100			
Promotion			2	$/Area	Retail Area	/Year	100			

Gross Up for Reimbursement: No

(continued on next page)



The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Input Assumptions
(continued from previous page)

Non-Reimbursable Expenses

Name	Acct Code	Actuals	Budgeted	Units	Area/Constant	Frequency	% Fixed	Inflation	Ref Acct	Notes
Ground Lease			Detail	$Amount			100			
Off-site Parking Shuttle			200,000	$Amount		/Year	100			
Non-reimbursable			0.2	$/Area	Property Size	/Year	100			

Detail Of Ground Lease

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
May	138229.17	138229.17	138229.17	138229.17	138229.17	138229.17	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
June	138229.17	138229.17	138229.17	138229.17	138229.17	138229.17	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
July	138229.16	138229.16	138229.16	138229.16	138229.16	138229.16	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
August	138229.17	138229.17	138229.17	138229.17	138229.17	138229.17	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
September	138229.17	138229.17	138229.17	138229.17	138229.17	138229.17	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
October	138229.16	138229.16	138229.16	138229.16	138229.16	138229.16	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
November	138229.17	138229.17	138229.17	138229.17	138229.17	138229.17	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
December	138229.17	138229.17	138229.17	138229.17	138229.17	138229.17	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
January	138229.16	138229.16	138229.16	138229.16	138229.16	138229.16	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
February	138229.17	138229.17	138229.17	138229.17	138229.17	138229.17	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
March	138229.17	138229.17	138229.17	138229.17	138229.17	138229.17	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
April	138229.16	138229.16	138229.16	138229.16	138229.16	138229.16	149287.50	149287.50	149287.50	149287.50	149287.50	149287.50	161230.50	161230.50	161230.50
Annual Total	1658750	1658750	1658750	1658750	1658750	1658750	1791450	1791450	1791450	1791450	1791450	1791450	1934766	1934766	1934766
Inflation		0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Inflated Total	1658750	1658750	1658750	1658750	1658750	1658750	1791450	1791450	1791450	1791450	1791450	1791450	1934766	1934766	1934766

Detail Of Ground Lease

	Apr-2026
May	161230.50
June	161230.50
July	161230.50
August	161230.50
September	161230.50
October	161230.50
November	161230.50
December	161230.50
January	161230.50
February	161230.50
March	161230.50
April	161230.50
Annual Total	1934766
Inflation	0.0000
Inflated Total	1934766

Capital Expenditures

Name	Acct Code	Actuals	Budgeted	Units	Area/Constant	Frequency	% Fixed	Inflation	Ref Acct	Notes
Initial TI & Comm.			Detail	$Amount			100			
Capital Reserves			0.2	$/Area	Owned Area	/Year	100			

(continued on next page)



Input Assumptions
(continued from previous page)

Detail Of Initial TI & Comm.

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
May	250000.00	166666.67													
June	250000.00	166666.67													
July	250000.00	166666.66													
August	250000.00	166666.67													
September	250000.00	166666.67													
October	250000.00	166666.66													
November	250000.00	166666.67													
December	250000.00	166666.67													
January	250000.00	166666.66													
February	250000.00	166666.67													
March	250000.00	166666.67													
April	250000.00	166666.66													
Annual Total	3000000	2000000													
Inflation		0.0000													
Inflated Total	3000000	2000000													

Detail Of Initial TI & Comm.

	Apr-2026
May	
June	
July	
August	
September	
October	
November	
December	
January	
February	
March	
April	
Annual Total	
Inflation	
Inflated Total	

General Vacancy

Method:	Percent of Potential Gross Revenue
Primary Rate:	8
Based On:	Tenant Groups
Overrides Affect Primary Rate As:	Replace

Group	Rate	Exclude Upon Rollover
Office	12	No
Majors	0	No

Percent Based on Revenue Minus Absorption and Turnover Vacancy: No
Reduce General Vacancy Result by Absorption & Turnover Vacancy: Yes

Credit & Collection Loss

Method:	Percent of Potential Gross Revenue
Primary Rate:	2

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Input Assumptions
(continued from previous page)

Rent Roll

No.	Tenant Name/ Description	Suite	Lease Type	Lease Status	Total Area	Start Date	Term/ Expir	Base/Min Rent	Unit of Measure	Rent Chng	Rtl Sls	Reimbur-sements	Unit of Measure	Rent Abatement
1			Retail	Contract		3/10	12	Detail			Yes			
2			Retail	Contract		3/10	12		$/SqFt/Yr		Yes			
3			Retail	Contract		3/10	10	Detail						
4			Retail	Contract		1	10	Detail						
5			Retail	Contract		1	10	Detail						
6			Retail	Speculative		9	10	Detail						2
7			Retail	Contract		1	10		$/SqFt/Yr					
8			Retail	Contract		3/10	15	Detail						
9			Retail	Contract		3/10	15	Detail						
10			Retail	Contract		3/10	10	Detail						
11			Retail	Contract		3/10	15	Detail						
12			Retail	Contract		3/10	10	Detail						
13			Retail	Contract		3/10	10	Detail						
14			Retail	Speculative		10	10	Detail						2
15			Retail	Speculative		11	10	Detail						2
16			Retail	Speculative		12	10	Detail						2
17			Retail	Speculative		13	10	Detail						2
18			Retail	Contract		1	10	Detail						
19			Retail	Speculative		14	10	Detail						2
20			Retail	Contract		1	10	Detail						
21			Retail	Contract		1	5	Detail						
22			Retail	Contract		1	5	Detail						
23			Retail	Contract		1	15	Detail						
			Option	Speculative			10	Detail						
24			Retail	Contract		1	12	Detail						
25			Retail	Contract		1	10	Detail						
26			Retail	Contract		3/10	10	Detail						
27			Retail	Contract		3/10	10	Detail						
28			Retail	Contract		3/10	10		$/SqFt/Yr					
29			Retail	Contract		3/10	10	Detail						
30			Retail	Contract		3/10	10	Detail						
31			Retail	Contract		3/10	10	Detail						
32			Retail	Speculative		15	10	Detail						2
33			Retail	Contract		3/10	10	Detail						
34			Retail	Speculative		16	10	Detail						2
35			Retail	Contract		1	10	Detail						
36			Retail	Contract		3/10	10	Detail						
37			Retail	Contract		3/10	10	Detail						
38			Retail	Contract		3/10	10	Detail						
39			Retail	Contract		1	10	Detail						
40			Retail	Contract		3/10	10	Detail						
41			Retail	Contract		3/10	10	Detail						
42			Retail	Contract		3/10	15	Detail						
43			Retail	Contract		3/10	15	Detail						
44			Retail	Contract		3/10	15	Detail						
45			Retail	Contract		3/10	10	Detail						
46			Retail	Contract		3/10	10	Detail						
47			Retail	Contract		3/10	10	Detail						
48			Retail	Contract		3/10	10	Detail						
49			Retail	Contract		3/10	15	Detail						
50			Retail	Contract		3/10	10	Detail						
51			Retail	Contract		3/10	10	Detail						
52			Retail	Contract		3/10	10	Detail						
53			Retail	Contract		3/10	10	Detail						
54			Retail	Contract		3/10	10	Detail						
55			Retail	Contract		3/10	10	Detail						
56			Retail	Contract		1	10	Detail						
57			Retail	Contract		3/10	10	Detail						

(continued on next page)



Input Assumptions
(continued from previous page)

Rent Roll

No.	Tenant Name/ Description	Suite	Lease Type	Lease Status	Total Area	Start Date	Term/ Expir	Base/Min Rent	Unit of Measure	Rent Chng	Rtl Sls	Reimbur-sements		Unit of Measure	Rent Abatement
58			Retail	Contract		3/10	10	Detail							
59			Retail	Contract		3/10	10	Detail							
60			Retail	Contract		3/10	10	Detail							
61			Retail	Contract		3/10	10	Detail							
62			Retail	Contract		3/10	10	Detail							
63			Retail	Speculative		17	10	Detail							2
64			Retail	Contract		3/10	10	Detail							
65			Retail	Contract		3/10	10	Detail							
66			Retail	Contract		3/10	10	Detail							
67			Retail	Contract		1	10	Detail							
68			Retail	Contract		3/10	10	Detail							
69			Retail	Contract		3/10	10	Detail							
70			Retail	Contract		3/10	10	Detail							
71			Retail	Contract		3/10	10	Detail							
72			Retail	Speculative		18	10	Detail							2
73			Retail	Contract		3/10	10	Detail							

No.	Tenant Name/ Description	Leasing Cost	Security Deposit	Market Leasing	Upon Expiration	Rnwl Prob	More/ Notes
1				Major	Market		Yes
2				Major	Market		Yes
3				Major	Market		Yes
4				In-Line	Market		
5				In-Line	Market		
6				In-Line	Market		
7				Major	Market		
8				Restaurant	Market		
9				Restaurant	Market		
10				Restaurant	Market		
11				In-Line	Market		
12				In-Line	Market		
13				In-Line	Market		
14				In-Line	Market		
15				In-Line	Market		
16				In-Line	Market		
17				In-Line	Market		
18				In-Line	Market		
19				In-Line	Market		
20				In-Line	Market		
21				In-Line	Market		
22				In-Line	Market		
23				Major	Option		
				Major	Market		
24				In-Line	Market		
25				In-Line	Market		
26				In-Line	Market		
27				In-Line	Market		
28				In-Line	Market		
29				In-Line	Market		
30				In-Line	Market		
31				In-Line	Market		
32				In-Line	Market		
33				In-Line	Market		
34				In-Line	Market		
35				In-Line	Market		
36				In-Line	Market		
37				In-Line	Market		
38				Restaurant	Market		
39				In-Line	Market		

(continued on next page)



Input Assumptions
(continued from previous page)

Rent Roll

No.	Tenant Name/ Description	Leasing Cost	Security Deposit	Market Leasing	Upon Expiration	Rnwl Prob	More/ Notes
40				In-Line	Market		
41				In-Line	Market		
42				In-Line	Market		
43				In-Line	Market		
44				In-Line	Market		
45				In-Line	Market		
46				In-Line	Market		
47				Restaurant	Market		
48				In-Line	Market		
49				Restaurant	Market		
50				In-Line	Market		
51				In-Line	Market		
52				In-Line	Market		
53				In-Line	Market		
54				In-Line	Market		
55				In-Line	Market		
56				In-Line	Market		
57				In-Line	Market		
58				Restaurant	Market		
59				In-Line	Market		
60				Restaurant	Market		
61				Restaurant	Market		
62				Restaurant	Market		
63				In-Line	Market		
64				In-Line	Market		
65				Restaurant	Market		
66				In-Line	Market		
67				Upper Level	Market		
68				Upper Level	Market		
69				Upper Level	Market		
70				Upper Level	Market		
71				Upper Level	Market		
72				Upper Level	Market		
73				Upper Level	Market		

Detail Base Rent
West Elm

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
49		$/SqFt/Yr
73		$/SqFt/Yr
97		$/SqFt/Yr

Retail Sales Rent Changes

Volume:
Unit of Measure: $ Amnt/Yr
Percent:
Breakpoint: Natural
Secondary Sales:
Use:

More Information

Floor: AN
SIC Code:

Retail Sales Rent Changes

Volume:
Unit of Measure: $ Amnt/Yr
Percent:
Breakpoint: Natural
Secondary Sales:
Use:

More Information

Floor: AN
SIC Code:

Detail Base Rent
The Container Store

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

More Information

Floor: AN
SIC Code:

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr
73		% Inc, Annual

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Input Assumptions
(continued from previous page)

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr
73		% Inc, Annual

Detail Base Rent
Vacant

Date	Amount	Units
1	100	% Market
61	10	% Increase

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr
121		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr
121		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
97		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
37		$/SqFt/Yr
49		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent
Vacant

Date	Amount	Units
1	100	% Market
61	10	% Increase

Detail Base Rent
Vacant

Date	Amount	Units
1	100	% Market
61	10	% Increase

Detail Base Rent
Vacant

Date	Amount	Units
1	100	% Market
61	10	% Increase

Detail Base Rent
Vacant

Date	Amount	Units
1	100	% Market
61	10	% Increase

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
13		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent
Vacant

Date	Amount	Units
1	100	% Market
61	10	% Increase

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
37		$/SqFt/Yr
49		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
13		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
13		$/SqFt/Yr
25		$/SqFt/Yr
37		$/SqFt/Yr
49		$/SqFt/Yr
61		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

(continued on next page)

Input Assumptions
(continued from previous page)

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		% Inc, Annual

Detail Base Rent
Vacant

Date	Amount	Units
1	100	% Market
61	10	% Increase

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent
Vacant

Date	Amount	Units
1	100	% Market
61	10	% Increase

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
13		$/SqFt/Yr
25		$/SqFt/Yr
49		$/SqFt/Yr
73		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr
73		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
13		$/SqFt/Yr
25		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
37		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
37		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
37		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
85		$/SqFt/Yr
121		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
85		$/SqFt/Yr
121		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
85		$/SqFt/Yr
121		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
13		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
13		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

(continued on next page)

Input Assumptions
(continued from previous page)

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
37		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
37		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
37		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
13		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent
Vacant

Date	Amount	Units
1	100	% Market
61	10	% Increase

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
13		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
13		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
25		$/SqFt/Yr
37		% Inc, Annual

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
37		$/SqFt/Yr
85		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Detail Base Rent
Vacant

Date	Amount	Units
1	100	% Market
61	10	% Increase

Detail Base Rent

Date	Amount	Units
1		$/SqFt/Yr
61		$/SqFt/Yr

Space Absorption

No.	Space Description	Lease Type	Lease Status	Total Area	Date Avail	Begin Lsng	#/Size Leases	Crte Lses	Term/ Expir	Base/Min Rent	Unit of Measure	Rent Chng	Rtl Sls	Reimbur-sements	Unit of Measure
1	Office	Office	Speculative	88,861	1	1	36	Mon	10	Detail				Office CAM	

No.	Space Description	Rent Abatement	Lsg Cst	Security Deposit	Market Leasing	Upon Expiration	Rnwl Prob	Mre Nts
1	Office		2		Office	Market		Yes

(continued on next page)



Input Assumptions
(continued from previous page)

Detail Base Rent
Office

Date	Amount	Units
1	100	% Market
13	3	% Inc, Annual

More Information
Office

Floor: OF
SIC Code:

Tenant Groups

Group: Office

Group: Majors

[redacted]	129
	129
	850
	100
	810

Detailed Reimbursement Methods

Reimbursement Category: $7.50 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	7.5	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $11.00 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	11	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $9.50 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	9.5	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $7.50 CAM 2%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg- able %
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	7.5	$/SqFt/Yr	2				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $11.50 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg- able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	11.5	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $6.50 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	6.5	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $7.50 CAM 3%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	7.5	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $3.90 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	3.9	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $6.50 CAM 3%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	6.5	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $9.50 CAM 3%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	9.5	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: Office CAM

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	1.75	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $14.50 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg- able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	14.5	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $14.50 CAM 3%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg- able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	14.5	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: Ins, Util & RET

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg- able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	0	$/SqFt/Yr					

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursement Category [redacted]

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Not Reimbursed (Exclude)						
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance				0.55	$/SqFt/Yr		100
Utilities							
R. E. Taxes							100
Fixed Additional Rent	14.5	$/SqFt/Yr					100

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $6.00 CAM 3.0%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	6	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $1.50 5.0%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)





Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	1.5	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $7.00 CAM 3.0%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	7	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $13.00 CAM 3.0%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	13	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $3.00 CAM 3.0%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg- able %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	3	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $12.00 CAM 3.0%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	12	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $10.00 CAM 3.0%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	10	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $17.07 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargeable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	17.07	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursement Category: $14.00 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	14	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $7.00 CAM 4%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	7	$/SqFt/Yr	4				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $10.00 CAM 0%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	10	$/SqFt/Yr	0				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $6.50 CAM 4%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	6.5	$/SqFt/Yr	4				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $5.00 CAM 3%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	5	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $12.50 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



The Village at Gulfstream Park
SEQ Federal Highway (US 1)
& SE 5th Street
Hallandale, Florida 33009

Software : ARGUS Ver. 14.0.2
File : Village at Gulfstream Park
Property Type : Office & Retail
Portfolio :
Date : 6/4/10
Time : 2:29 pm
Ref# : ASL

Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	12.5	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $7.50 CAM 0%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	7.5	$/SqFt/Yr	0				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $2.00 CAM 4%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	2	$/SqFt/Yr	4				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $10.00 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	10	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $13.10 CAM 4%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	13.1	$/SqFt/Yr	4				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $5.00 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	5	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $11.68 CAM 4%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	11.68	$/SqFt/Yr	4				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $11.00 CAM 4%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	11	$/SqFt/Yr	4				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $12.00 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	12	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $13.85 CAM 5%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	13.85	$/SqFt/Yr	5				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $7.50 CAM 6%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	7.5	$/SqFt/Yr	6				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $4.50 CAM 4%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	4.5	$/SqFt/Yr	4				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $3.00 CAM 2%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg- able %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	3	$/SqFt/Yr	2				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursement Category: $1.00 CAM 4%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	1	$/SqFt/Yr	4				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $14.50 CAM $0.55 Ins

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Pays Specific $ Amount						
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance	0.55	$/SqFt/Yr	3				
Utilities							
R. E. Taxes							
Fixed Additional Rent	14.5	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: [redacted]

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg- able %
Utilities	Not Reimbursed (Exclude)						
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance				0.55	$/SqFt/Yr		100
Utilities							
R. E. Taxes							100
Fixed Additional Rent	11.7	$/SqFt/Yr					100

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursement Category: [redacted]

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Not Reimbursed (Exclude)						
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance				0.55	$/SqFt/Yr		100
Utilities							
R. E. Taxes							100
Fixed Additional Rent	14.5	$/SqFt/Yr					100

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $9.00 CAM 3.0%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	9	$/SqFt/Yr	3				

Number of terms to apply method: 1
Gross up Expenses: Global

Reimbursement Category: $15.00 4%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg-able %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100

(continued on next page)



Input Assumptions
(continued from previous page)

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Charg- able %
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	15	$/SqFt/Yr	4				

Number of terms to apply method: 1
Gross up Expenses: Global

(continued on next page)

Input Assumptions
(continued from previous page)

Reimbursement Category: $9.00 4%

Base Category on Another Method: No

Reimbursable Expenses	Reimbursement Method	Amount	Pro -rata	Area Measure	Area Minimum	Reimburse After	Chargable %
Insurance	Net (Pays Pro Rata Share)		Natural	Property Size			100
Utilities	Net (Pays Pro Rata Share)		Natural	Property Size			100
R. E. Taxes	Net (Pays Pro Rata Share)		Natural	Property Size			100
Fixed Additional Rent	Pays Specific $ Amount						

Reimbursable Expenses	Reimb. Minimum	Unit of Measure	Min. Growth	Reimb. Max	Unit of Measure	Max Growth	% Rent Offset
Insurance							
Utilities							
R. E. Taxes							
Fixed Additional Rent	9	$/SqFt/Yr	4				

Number of terms to apply method. 1
Gross up Expenses: Global

Expense Groups

Group: Fixed Additional Rent
CAM 100

Market Leasing Assumptions

Leasing Assumptions Category: In-Line

Lease Status: Speculative

	New Market	Renewal Mkt	Unit of Measure
Renewal Probability		75	Percent
Market Rent	[redacted]		$/SqFt/Yr
Months Vacant	9	0	Months
Tenant Improvements	Blended In-Line TI		
Leasing Commissions	Blended LC		
Rent Abatements	0		Months
Security Deposit	None	None	
Non-Weighted Items			
Rent Changes	Yes		
Retail Sales	No		
Reimbursements	[redacted]		
Term Lengths	5	Years	

(continued on next page)

Input Assumptions
(continued from previous page)

Rent Changes: In-Line,current term

Changing Base:	% in 3 yrs	
Step:		
Porters' Wage:		
Miscellaneous:		
CPI Rent Category:		
Parking Spaces:		Continue Prior
Amount:		

Leasing Assumptions Category: Office

Lease Status: Speculative

	New Market	Renewal Mkt	Unit of Measure
Renewal Probability		70	Percent
Market Rent			$/SqFt/Yr
Months Vacant	9	0	Months
Tenant Improvements	Blended Office TI		
Leasing Commissions	Blended LC		
Rent Abatements	0		Months
Security Deposit	None	None	
Non-Weighted Items			
Rent Changes	Yes		
Retail Sales	No		
Reimbursements			
Term Lengths	5	Years	

Rent Changes: Office,current term

Changing Base:	3.0% Annual	
Step:		
Porters' Wage:		
Miscellaneous:		
CPI Rent Category:		
Parking Spaces:		Continue Prior
Amount:		

Leasing Assumptions Category: Restaurant

Lease Status: Speculative

	New Market	Renewal Mkt	Unit of Measure
Renewal Probability		75	Percent
Market Rent			$/SqFt/Yr
Months Vacant	9	0	Months
Tenant Improvements	Blended Rest TI		
Leasing Commissions	Blended LC		
Rent Abatements	0		Months
Security Deposit	None	None	
Non-Weighted Items			
Rent Changes	Yes		
Retail Sales	No		
Reimbursements			
Term Lengths	10	Years	

(continued on next page)



Input Assumptions
(continued from previous page)

Rent Changes: Restaurant,current term

Changing Base:	[redacted]% Every 5 yrs
Step:	
Porters' Wage:	
Miscellaneous:	
CPI Rent	
Category:	
Parking	
Spaces:	Continue Prior
Amount:	

Leasing Assumptions Category: Upper Level

Lease Status: Speculative

	New Market	Renewal Mkt	Unit of Measure
Renewal Probability		75	Percent
Market Rent	[redacted]		$/SqFt/Yr
Months Vacant	9	0	Months
Tenant Improvements	Blended In-Line TI		
Leasing Commissions	Blended LC		
Rent Abatements	0		Months
Security Deposit	None	None	
Non-Weighted Items			
Rent Changes	Yes		
Retail Sales	No		
Reimbursements	[redacted]		
Term Lengths	10	Years	

Rent Changes: Upper Level,current term

Changing Base:	10.0% Every 5 yrs
Step:	
Porters' Wage:	
Miscellaneous:	
CPI Rent	
Category:	
Parking	
Spaces:	Continue Prior
Amount:	

Leasing Assumptions Category: Major

Lease Status: Speculative

	New Market	Renewal Mkt	Unit of Measure
Renewal Probability		80	Percent
Market Rent	[redacted]		$/SqFt/Yr
Months Vacant	12	0	Months
Tenant Improvements	Blended In-Line TI		
Leasing Commissions	Blended LC		
Rent Abatements	0		Months
Security Deposit	None	None	
Non-Weighted Items			
Rent Changes	Yes		
Retail Sales	No		
Reimbursements	[redacted]		
Term Lengths	10	Years	

(continued on next page)



Input Assumptions
(continued from previous page)

Rent Changes: Major,current term
Changing Base: [redacted] Every 5 yrs
Step:
Porters' Wage:
Miscellaneous:
CPI Rent
Category:
Parking
Spaces: Continue Prior
Amount:

Changing Base Rent

Changing Base: [redacted]% Every 5 yrs

Date	Amount	Units
1	100	% Market
61	10	% Increase

Changing Base: [redacted]% Annual

Date	Amount	Units
1	100	% Market
13	3	% Inc. Annual

Changing Base: [redacted]% in 3 yrs

Date	Amount	Units
1	100	% Market
37	6	% Increase

Tenant Improvements

Tenant Improvements Category: Blended In-Line TI

Payment Made: First Month
Unit of Measure: $/SqFt

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
New	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Renewal	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Inflation															

Tenant Improvements Category: Blended Office TI

Payment Made: First Month
Unit of Measure: $/SqFt

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
New	20	20	20	20	20	20	20	20	20	20	20	20	20	20	20
Renewal	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Inflation															

Tenant Improvements Category: Blended Major TI

Payment Made: First Month
Unit of Measure: $/SqFt

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
New	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Renewal	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Inflation															

(continued on next page)



Input Assumptions
(continued from previous page)

Tenant Improvements Category: Raw Retail TI

Payment Made: First Month
Unit of Measure: $/SqFt

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
New	75	75	75	75	75	75	75	75	75	75	75	75	75	75	75
Renewal	75	75	75	75	75	75	75	75	75	75	75	75	75	75	75
Inflation															

Tenant Improvements Category: Raw Office TI

Payment Made: First Month
Unit of Measure: $/SqFt

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
New	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50
Renewal	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50
Inflation															

Tenant Improvements Category: Raw Restaurant TI

Payment Made: First Month
Unit of Measure: $/SqFt

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
New	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150
Renewal	150	150	150	150	150	150	150	150	150	150	150	150	150	150	150
Inflation															

Tenant Improvements Category: Blended Rest TI

Payment Made: First Month
Unit of Measure: $/SqFt

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
New	50	50	50	50	50	50	50	50	50	50	50	50	50	50	50
Renewal	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Inflation															

Leasing Commissions

Leasing Commissions Category: Blended LC

Payment Made: First Month
Unit of Measure: Percent

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
New	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5
Renewal	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5
Inflation															

Calculation includes:

Base Rent:	Yes
Free Rent:	Yes
Step Rent:	Yes
Reimbursements:	No
Retail Sales:	No
CPI Rent:	No

(continued on next page)

Input Assumptions
(continued from previous page)

Leasing Commissions Category: New LC

Payment Made: First Month
Unit of Measure: Percent

	Apr-2011	Apr-2012	Apr-2013	Apr-2014	Apr-2015	Apr-2016	Apr-2017	Apr-2018	Apr-2019	Apr-2020	Apr-2021	Apr-2022	Apr-2023	Apr-2024	Apr-2025
New	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5
Renewal	5	5	5	5	5	5	5	5	5	5	5	5	5	5	5
Inflation															

Calculation includes:

Base Rent:	Yes
Free Rent:	Yes
Step Rent:	Yes
Reimbursements:	No
Retail Sales:	No
CPI Rent:	No

Property Resale

Option:	Capitalize Net Operating Income
Cap Rate:	8
Resale Adjustment(s):	1

Apply Rate to following year income: Yes
Calculate Resale for All Years: Yes

Present Value Discounting

Primary Discount Rate:	9.25
Discount Rate Range	
Number of Rates:	5
Increment:	0.25

Discount Method: Annually (Endpoint on Cash Flow & Resale)

Secondary Discount Timing	
Start Date:	37
End Date:	4/23
Length:	10
Advanced	
Unleveraged Discount Range	
Cash Flow Rate:	9.25
Resale Rate:	9.25
Leveraged Discount Range	
Cash Flow Rate:	9.25
Resale Rate:	9.25

ADDENDUM C:
QUALIFICATIONS OF THE APPRAISER

PROFESSIONAL QUALIFICATIONS

James J. Walsh, MAI, MRICS
Senior Director
Valuation & Advisory Services

Real Estate Experience:

Senior Director– Member of Dispute Analysis & Litigation Support Services Group, Member of Retail Industry Group, Cushman & Wakefield of Florida, Inc., Valuation & Advisory Services, Fort Lauderdale, October, 1994 to present.

Manager, Miami Appraisal Division, Cushman & Wakefield of Florida, Inc. September, 1988 through October, 1994.

Vice President and Director of Real Estate, National Realty, Dallas, Texas, April, 1986 through August, 1988.

Vice President, E.F. Hutton & Co., New York, New York. March, 1983 through April, 1986.

Manager of Appraisals, Merrill Lynch Hubbard, New York, New York, February, 1981 through March, 1983.

Real Estate Consultant, L.W. Ellwood & Co., Citibank, and Union Dime Savings Bank, May, 1973 through February, 1981.

Experience includes appraisal of the following types of property:

Regional Malls	Office Buildings
Shopping Centers	Large Acreage Tracts
Industrial Properties	Commercial and Industrial Land
Rental Apartment Projects	Leasehold and Leased Fee Valuations
Condominium Projects	Planned Unit Developments
Financial Institution Buildings	Residential Subdivisions

Extensive experience providing expert witness testimony and litigation consulting in cases involving bankruptcy, preference issues, foreclosure, partnership disputes, property tax appeals and land use controversies. Special emphasis on bankruptcy related issues with court testimony in excess of 100 cases in federal bankruptcy court as well as circuit court and court of appeals.

Valuation and consulting assignments for commercial banks, investment banks, pension funds, life insurance companies, and thrift institutions on all types of properties on a national basis. Purpose of reports includes feasibility analysis, merger and acquisition, property acquisition, foreclosure and financing.

Hands on experience in negotiating the purchase and sale of real estate, leasing space, and managing a real estate portfolio. Additional experience in forming public and private limited partnerships and in arranging to obtain American Stock Exchange listing for a partnership.


CUSHMAN &
WAKEFIELD.

Education
Master of Business Administration (Finance), 1975
New York University, New York

Bachelor of Arts, 1973
Manhattan College, New York

Appraisal Education
Class attendance and passed exams for specialty appraisal courses sponsored by the primary professional appraisal organizations and currently certified under the continuing education program of the Appraisal Institute.

Former lecturer at New York University School of Real Estate

Memberships, Licenses and Professional Affiliations
- Designated Member of the Appraisal Institute (MAI)
- Member of the Royal Institution of Chartered Surveyors (MRICS)
- State of Florida Certified General Real Estate Appraiser No. RZ483
- State of Alabama Certified General Real Estate Appraiser No. G00832
- State of Georgia Certified General Real Estate Appraiser No. 331223
- Licensed Florida Real Estate Broker
- Ex-Chairman of the Board – Downtown Miami YMCA


CUSHMAN &
WAKEFIELD.



Item 3(b) attached

SANTA ANITA PARK
AND
SURPLUS LAND
Appraisal Agreement
Land Value Only - Hypothetical - As If Vacant
285 West Huntington Drive
Arcadia, California 91007
CBREI File No. 10-0736

As Is Date of Value:

May 7, 2010



Market Value Appraisal Summary Report

Prepared for:

Mr. Rocco A. Liscio
Executive Vice President and Chief Financial Officer
MI DEVELOPMENTS, INC.
455 Magna Drive
Aurora, Ontario, Canada L4G 7A9

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS

CB Richard Ellis, Inc.
355 South Grand Avenue
Suite 1200
Los Angeles, CA 90071-1549
www.cbre.com

July 26, 2010

Mr. Rocco A. Liscio
Executive Vice President and Chief Financial Officer
MI DEVELOPMENTS, INC.
455 Magna Drive
Aurora, Ontario, Canada L4G 7A9
Via E-Mail: rocco_liscio@midevelopments.com

RE: Market Value Appraisal
Santa Anita Racetrack Site and Excess land
Arcadia, CA 91007
CBRE File No. 10-0736

Dear Mr. Liscio:

At your request and authorization, CB Richard Ellis, Inc. – Valuation and Advisory Services has conducted the inspections, investigations, and analyses necessary to form an opinion of value for the above-referenced property.

The date of value was May 7, 2010. The legal rights appraised were the fee simple interest.

The subject site encompasses 301.74 acres, of which approximately 85.00 acres (identified as the Excess [Commercial] Land Component) is considered surplus or excess land, even with continued racetrack operation.

The overall site has frontage on the east side of Baldwin Avenue, the west side of Colorado Place, and the north side of Huntington Drive, in an irregular shape. It is located on the north-central side of the city of Arcadia, in the San Gabriel Valley area of Los Angeles County, California. Currently zoning is for racetrack uses, with portions zoned for residential development (the General Plan designates most of the site for racetrack uses, with a portion designated commercial).

The valuation of the racetrack excluding the excess land, identified as the Racetrack (Residential) Component, is based on the specific (extraordinary) assumption that the existing racetrack operation (the going concern) is, per our client, "... not profitable and is cash flow negative ...". As a result, closing of the racetrack over the next several years is probable, with an entitlement process following to allow redevelopment of the racetrack portion (216.74 acres) of the site.

Based on our investigation and analysis, and specifically reflecting the hypothetical conditions stated above, it is our opinion that the subject property has a market value equal to the sum of:

ONE-HUNDRED SIXTY-SIX MILLION FOUR-HUNDRED THOUSAND DOLLARS

($166,400,000)

The attached narrative report, together with exhibits, Certification, Hypothetical Conditions and Specific Assumptions, from an integral part of this appraisal assignment.

Respectfully submitted,

CB RICHARD ELLIS, INC.
Valuation & Advisory Services

David A. Zoraster, MAI
Vice President
CA Certification No. AG001735

Phone: 213-613-3658
Fax: 213-613-3131
Email: david.zoraster@cbre.com

Russell F. Zellner
Appraiser
California General Certified No. AG043985

Phone: (213) 613-3681
Fax: (213) 613-3131
Email: russ.zellner@cbre.com

CERTIFICATION

We certify to the best of my knowledge and belief:

1. The statements of fact contained in this report are true and correct.
2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, impartial and unbiased professional analyses, opinions, and conclusions.
3. We have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest in or bias with respect to the parties involved with this assignment.
4. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal, such as the approval of a loan.
6. This appraisal assignment was not based upon a requested minimum valuation, a specific valuation, or the approval of a loan.
7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation, and the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
8. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
9. David A. Zoraster, MAI has completed the requirements of the continuing education program of the Appraisal Institute.
10. David A. Zoraster, MAI and Russ Zellner have made a personal inspection of the property that is the subject of this report.
11. We have extensive experience in the appraisal/review of similar property types.
12. David A. Zoraster, MAI and Russ Zellner are currently certified in the state where the subject is located.
13. Valuation & Advisory Services operates as an independent economic entity within CB Richard Ellis, Inc. Although other employees of CB Richard Ellis, Inc. divisions may be contacted as a part of our routine market research investigations, absolute client confidentiality and privacy are maintained at all times with regard to this assignment without conflict of interest.
14. CB Richard Ellis has provided appraisal services involving the subject property within the past three years.

David A. Zoraster, MAI
Vice President

Russell F. Zellner
Appraiser



SUBJECT AERIAL PHOTOGRAPH



TABLE OF CONTENTS

INTRODUCTION

PROPERTY IDENTIFICATION

Santa Anita Park is a thoroughbred horse racetrack, one of the premiere racetracks in the country.

The subject site contains 301.74 acres in an irregular shape. Of this, approximately 85.00 acres is considered surplus or excess land, identified as the Excess (Commercial) Land Component. The balance of the site, 216.74 acres, is identified as the Racetrack (Residential) Component.

The combined site has frontage on the east side of Baldwin Avenue, the west side of Colorado Place, and the north side of Huntington Drive, one-quarter mile south of the Foothill Freeway (Interstate 210), in the north-central portion of the city of Arcadia, in the San Gabriel Valley area of Los Angeles County, California. The site is primarily zoned for racetrack uses, with portions zoned for residential development. The General Plan designates the site for racetrack uses, with a portion of the site designated for commercial uses.

Existing improvements on the Racetrack (Residential) Component consist of a 1934-built pari-mutuel horse racetrack and associated facilities. The racetrack has an eight-furlong (one-mile) oval track, grandstands accommodating 19,200 persons, 61 barns with a capacity of 2,026 animals, a paddock/jockey's quarters, a receiving barn, an off-track betting facility, a nine-furlong (one and one-quarter mile) sloping turf chute, and ancillary structures. Parking for the improvements is provided by large paved surface lots. The land area comprising just the grandstand, clubhouse, paddock area, and infield, is estimated at approximately 60 acres.

Note that while the racetrack is a high profile, prestigious operating entity, revenues and attendance have been declining for many years, part of the long term decline of the horseracing industry. It is now, per our client, "... not profitable and is cash flow negative ...".

The Excess (Commercial) Land Component is now primarily parking lots, unused due to the long time decline in on-track wagering and attendance. It is located on the south side of the site, adjacent to a neighboring regional mall. A letter of intent has been signed for its development on a joint venture basis, with a major – and very successful – developer of retail-entertainment complexes. The City of Arcadia is very positive regarding the concept, and has approved the project. There is however strong opposition from the neighboring retail mall owner, with litigation.

The street address of the site is 285 West Huntington Drive, Arcadia, California 91007. The subject is more fully described, legally and physically, within the enclosed report.

OWNERSHIP AND PROPERTY HISTORY

Title to the subject property is vested in "Santa Anita Land Holdings, LLC".

Title was acquired by corporation grant deeds recorded May 4, 2010 (10-607569 and -607570). The first transfer (from The Santa Anita Companies, Inc. to MI Developments US Financing Inc.), is identified on the deed as "... a conveyance in furtherance of a confirmed bankruptcy plan of reorganization ...". The second transfer (from MI Developments US Financing, Inc. to Santa Anita Land Holdings LLC), is identified as a name change only.

Title was previously vested in "The Santa Anita Companies, which had acquired title as 234567 Development Inc., on December 11, 1998.

It is our understanding that Santa Anita Companies, Inc., was a wholly owned subsidiary of Magna Entertainment Corporation (MEC).

Magna Entertainment Corporation is controlled by MI Developments, a real estate operating company (the client of this report).

The property has not been offered for sale since acquisition. We are not aware of any purchase agreements involving the property over the past three years. There has been at least one unsolicited offer, which ownership did not respond to.

The property was operated under bankruptcy, due to the Chapter 11 bankruptcy filing in March of 2009 of Magma Entertainment Corporation. As a result of this filing the subject track was scheduled to be sold through a bankruptcy court auction during the first quarter of 2010. This sale did occur, in May of 2010. It is our understanding that the new ownership is to an extent affiliated with the prior ownership.

DATE OF VALUE

The date of value used in our analysis was May 7, 2010.

DATE OF INSPECTION

The primary date of inspection for purposes of this appraisal was May 14, 2010.

DATE OF REPORT

The date of report is the date indicated on the letter of transmittal.

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to estimate the as is market value of the fee simple interest. The existing racetrack operation (the going concern) is not profitable and is cash flow negative. As a result, closing of the racetrack over the next several years is probable, with an entitlement process following to allow redevelopment of the racetrack portion (216.74 acres) of the site. The appraisal reflects these factors.

INTENDED USE AND USER OF THE REPORT

This appraisal is for use by the Client, its auditors (Ernst and Young), and securities regulators, for internal analysis and reporting purposes.

DEFINITION OF MARKET VALUE

Market value is defined as follows:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller are typically motivated;
2. both parties are well informed or well advised, and acting in what they consider their own best interests;
3. a reasonable time is allowed for exposure in the open market;
4. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. [1]

PROPERTY RIGHTS APPRAISED

This appraisal applies to the fee simple interest.

We have excluded consideration of the lease, dated June 1, 1998, to Oak Tree Racing Association, and of any other leases or operating agreements affecting the property. (The Oak Tree lease has been terminated.)

DEFINITION OF FEE SIMPLE ESTATE

The term "fee simple estate", as used in this report, is defined as follows:

> "Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat." (Appraisal Institute, The Dictionary of Real Estate Appraisal, Third Edition, Chicago, Illinois, 1993, pg. 140.)

APPRAISAL DEVELOPMENT AND REPORTING PROCESS/SCOPE OF THE APPRAISAL

The subject property consists of two components, a vacant 85-acre Excess (Commercial) Land Component and a 216.74-acre Racetrack (Residential) Land Component.

---

[1] The definition of market value is taken from: The Office of the Comptroller of the Currency under 12 CFR, Part 34, Subpart C-Appraisals, ♣34.42(f), August 24, 1990.

Excess (Commercial Land) Component

The Excess (Commercial) Land Component is valued using the sales comparison approach, based on current sales and sales negotiations for large commercial land sites in the Greater Los Angeles and Southern California area.

Racetrack (Residential) Component

As an operating racetrack at date of value, the status of the racetrack industry and its decline, particularly in California, is specifically described.

Based on the assumption that the going concern value is no longer viable, highest and best use for the Racetrack (Residential) Component would be to close the racetrack and begin the approval (entitlement) process allowing redevelopment of this portion of the subject site. As discussed, redevelopment of this component of the site would be low density, high-end residential.

We have utilized the sales comparison approach to value, using sales and sales negotiations for large land residential sites in the region, to estimate the market value of the Racetrack (Residential) Component, as if vacant, with the racetrack closed.

We have also used a residual approach, relative to the Racetrack (Residential) component assuming it to be vacant with the track closed.

The Racetrack (Residential) Component is however improved with an existing operating racetrack, in a high profile, historic, architecturally significant structure. Its redevelopment will require a complicated, expensive, and contentious process. It is clear that it will be necessary to continue the racetrack operation for some time, due both to ongoing operating agreements and to protect the existing entitlement process for the Excess (Commercial) Land Component.

To achieve the estimated land value for the component as if vacant and available for residential development, it is necessary to adjust for (and investigate) the following factors:

1) A reasonable approximation of the cost and time to close the track, demolish the structures, and proceed with the final entitlements. This would include legal, environmental impact, lobbying, public relations, and possibly electoral costs;
2) An estimate of the amount of the existing structures required to be preserved and the portion of the site required to be dedicated to the preserved structures and other public use;
3) Demolition costs for the portion of the structures to be demolished; and
4) A discount rate for the risks and time to achieve the vacant status.

Each is discussed in this appraisal, each is very subjective in nature.

In addition, we have provided a secondary analysis based on a discounted cash flow model located in Addendum B at the end of this report.

EXPOSURE/MARKETING TIME

Appraisal guidelines require an estimate of a reasonable time period in which the subject property could be brought to market and sold. This time frame can be examined either historically or prospectively. In a historic analysis, this is referred to as exposure time, exposure time preceding the date of value, with the underlying premise being the time a property would have been on the market prior to the date of value, such that it would sell at its appraised value as of the date of value. On a prospective basis, the term marketing time is most often used. In reality, exposure and marketing time overlap greatly.

We have relied primarily on marketing time information from the PricewaterhouseCooper Korpacz, Inc. *National Investor Survey*, as shown below:

EXPOSURE TIME INFORMATION

	Exposure Time (Months)	
Data Source	Range (by type)	Average
PricewaterhouseCooper Korpacz, All National Markets		
Second Qtr. 2010	5.86 to 10.20	8.14
Fourth Qtr. 2009	6.33 to 10.50	8.75

The two surveys show a minor increasing trend for marketing and exposure times over the past six months, but are still well above times prior to 2008. The capital markets are still unsettled, pushing both times outward. Moreover the subject property, but its size, prominence, and history, is complex and difficult.

Conclusion - Exposure/Marketing Time

Based on this, we have concluded an exposure/marketing time of 12 months or less would be considered reasonable for the subject property.

SPECIFIC/EXTRAORDINARY ASSUMPTIONS

1. Land areas were taken from an ALTA/ACSM Title Survey, dated 10/27/99 (Job No. 99088), prepared by Patrick Ray Mercado of EKN Engineering, Inc. (Licensed Land Surveyor, No. 6382).
2. It is assumed that the subject site and improvements are free and clear of any significant or abnormal toxic materials or environmental hazards.
3. All existing leases are understood to be between related parties and are excluded from consideration in this appraisal; the Oak Tree Racing Association lease, dated June 1, 1998, is understood to be terminated.
4. Included in the subject appraisal is 85.00 acres of surplus or excess land, identified as the Excess (Commercial) Land Component. Prior and ongoing joint venture, ground lease, development, and other agreements with the Caruso group effecting this area are considered evidence of

highest and best use of this area, but are not considered as part of the legal rights effecting this appraisal.

5. The larger portion of the subject property is the Racetrack (Residential) Component. It has been valued based on the specific (extraordinary*) assumption that, per our client, the existing racetrack operation (the going concern) " ... is not profitable and is cash flow negative ...". As a result, closing of the racetrack over the next several years is probable, with an entitlement process following to allow redevelopment of this portion of the site. CBRE has not reviewed the actual racetrack operating statements as part of this appraisal. (As discussed later in this report, this lack of profitability is an industry wide condition.)
6. It is further assumed (also an extraordinary assumption*) that with reduced capital costs the track can be operated on a revenue neutral basis for several years. As a result, no interim income or negative holding costs are attributed to the existing racetrack as a going concern.
7. The subject improvements are historic and architecturally significant; prior relatively minor exterior remodeling has been very contentious. It is clear that preservation of much of the historic structure and of the oak trees will be required. It is also clear, based on the redevelopment approvals at other racetracks and major residential projects, that substantial open space/public facility dedications will be required (additional to normal streets and utility infrastructure).
8. Building areas were taken from a cost study, dated January 10, 2002, by Frank E. McGee. A copy is retained in our files. Note that this study included detailed onsite measurement of the subject improvements by Mr. McGee.

*An extraordinary assumption is defined as " ... as assumption directly related to a specific assignment, which if found false, could alter the appraiser's opinion or conclusions (2010-2011 USPAP, pg. U.3 and U.18).

LOCATION ANALYSIS

The subject property is located in the city of Arcadia. Arcadia is in the northwest portion of the San Gabriel Valley.

SAN GABRIEL VALLEY

Location

The San Gabriel Valley is an inland area of Los Angeles County, extending east from La Canada/Flintridge to Pomona. Its general boundaries are the Angeles National Forest to the north, the Foothill Freeway (Interstate 210) to the east, the Pomona Freeway (State Route 60) to the south, and the Long Beach Freeway (Interstate 710) to the west. Included in this area are the cities of Pasadena, Alhambra, Monterey Park, Arcadia, El Monte, South El Monte, Baldwin Park, Covina, West Covina, Pomona, La Puente, City of Industry, Walnut, and Diamond Bar. The San Gabriel Valley is largely suburban, both in terms of its development and employment.

The economic characteristics, and overall desirability of the individual cities/communities vary widely. In general, the more desirable areas are located in the southern and northern portions of the San Gabriel Valley, in the foothills of the Santa Monica Mountains (to the north) and the Chino Hills (to the south).

Transportation

The San Gabriel Valley is served by six primary freeways. Three are primarily east-west: the Foothill Freeway (Interstate 210); the San Bernardino Freeway (Interstate 10); and the Pomona Freeway (State Route 60). The Foothill Freeway does change to a north/south direction at the city of San Dimas, extending south to the San Bernardino Freeway. This freeway primarily serves the foothill areas of the San Gabriel Mountains. The San Bernardino and Pomona Freeways provide access to downtown Los Angeles to the west and the Inland Empire (San Bernardino and Riverside Counties) to the east. North/south freeways serving the San Gabriel Valley are the Long Beach Freeway (Interstate 710), the San Gabriel River Freeway (Interstate 605), and the Orange Freeway (State Route 57). Overall, the San Gabriel Valley is well served by area freeways, with its central location facilitating good access.

The Los Angeles International Airport provides primary air transportation to all of Los Angeles County. This airport is located in West Los Angeles, approximately 24 miles southwest of the San Gabriel Valley. Additional air transportation is provided by the Ontario International Airport in the western portion of San Bernardino County and the Burbank/Glendale/Pasadena Airport in the eastern portion of the San Fernando Valley.

Rail freight service is available throughout the San Gabriel Valley. Passenger rail service is available via the Metrolink line between Union Station in downtown Los Angeles and the city of San Bernardino. Metrolink stations in the San Gabriel Valley are located in the cities of El Monte, Baldwin Park, Covina, and Pomona. A second Metrolink line runs between Union Station and the city of Riverside, with a station in the City of Industry.

More recently, a new light rail passenger system, the "Gold Line", has opened, connecting from Union Station in Downtown Los Angeles to Pasadena, extending east along the Foothill Freeway to the east side of Pasadena. Future extension to the east is planned.

Development Trends

Prior to World War II, the San Gabriel Valley was primarily a bedroom community serving employment centers in the central Los Angeles area. The eastern and southeast parts of the Valley were agricultural in nature. In the post World War II period, the economic expansion within Los Angeles County facilitated a change in the San Gabriel Valley from a bedroom community and agricultural area to a major population and employment center.

General Economic Overview

The San Gabriel Valley, although suburban in nature, is characterized by a relatively strong existing industrial, office, and commercial retail base (both in terms of employment and land use development). Each of these sectors is discussed below.

Industrial employment was historically characterized by several large (generally aerospace-related) manufacturers and a number of smaller subcontractors. These firms were largely located along the

San Bernardino and Pomona Freeway corridors. Due to increased costs, environmental constraints, and defense cutbacks, many larger manufacturers downsized or left the area in the early 1990s. In turn, smaller manufacturers have been adversely impacted due to this loss of customers. As a result, industrial development has shifted to more warehouse/distribution users. This is particularly true in the southern portion of the San Gabriel Valley, in the cities of South El Monte, City of Industry, and La Puente. Warehouse/distribution users have been attracted to the area by the good access afforded by the freeway network.

Office development in the San Gabriel Valley has historically been limited. However, in the 1970s and 1980s, significant new office construction occurred, particularly in the western portion of the San Gabriel Valley. Government and quasi-governmental agencies dominate office occupancy. There is also a strong pattern of tenancy by large service firms who shifted back office operations to the Valley for cost reasons and in order to be closer to their employees. The primary areas developed with office space are along the major freeways serving the area (the Foothill Freeway, the San Bernardino Freeway, and the Pomona Freeway).

Despite its significant industrial and office base, the San Gabriel Valley is primarily a residential area. The residential base first developed due to residents commuting to employment centers such as downtown Los Angeles. This development originally occurred in the western San Gabriel Valley, moving in an eastward direction as demand increased and availability and affordability decreased. More recent trends have indicated a redevelopment of existing single and multi-family properties to higher density uses. This is particularly true for the cities in the western San Gabriel Valley.

Owing to its predominant residential nature, retail development in the San Gabriel Valley is well diversified. Retail development is generally on a relatively small scale, geared to serving the local population. Most cities in the San Gabriel Valley have a sufficient retail base to satisfy local and community needs. There are three regional malls serving the area, with numerous community-oriented destination stores (such as Target, Sears, Home Depot, etc.) throughout the San Gabriel Valley.

CITY OF ARCADIA

The city of Arcadia is located in the northwest portion of the San Gabriel Valley. It is bounded by the city of Sierra Madre and the Los Angeles National Forest to the north; the city of Monrovia and an unincorporated portion of Los Angeles County to the east; an unincorporated portion of Los Angeles County and the city of Temple City to the south; and the city of Temple City, an unincorporated portion of Los Angeles County, and the city of Pasadena to the west.

Arcadia is primarily an upper income residential area. Commercial development is generally limited to several primary arterials. These include Huntington Drive, Duarte Road, Las Tunas Drive/Live Oak Avenue, Baldwin Avenue, and Santa Anita Avenue.

Demographic Trends

We have ordered a demographic report for the city of Arcadia from Claritas, Inc. Data from this report, along with a comparison to Los Angeles County, is summarized in the following chart.

SELECTED NEIGHBORHOOD DEMOGRAPHICS

285 W. Huntington Dr. Arcadia, CA	Radius 1.0 Mile	Radius 3.0 Miles	Los Angeles County
Population			
2014 Population	14,616	181,762	10,654,722
2009 Population	13,588	171,735	10,154,857
2000 Population	11,984	157,773	9,519,338
1990 Population	10,833	147,920	8,863,128
Growth 2009 - 2014	7.57%	5.84%	4.92%
Growth 2000 - 2009	13.38%	8.85%	6.68%
Growth 1990 - 2000	10.62%	6.66%	7.40%
Households			
2014 Households	5,579	64,123	3,436,457
2009 Households	5,246	61,142	3,291,970
2000 Households	4,747	57,432	3,133,774
1990 Households	4,477	55,858	2,989,542
Growth 2009 - 2014	6.35%	4.88%	4.39%
Growth 2000 - 2009	10.51%	6.46%	5.05%
Growth 1990 - 2000	6.03%	2.82%	4.82%
2009 Median HH Inc	$63,062	$68,406	$53,642
2009 Estimated Average Household Income	$91,047	$93,289	$77,484
2009 Estimated Per Capita Income	$35,436	$33,439	$25,399
2009 Median Value of all Owner-Occ HUs	$719,633	$638,587	$467,274
Age 25+ College Graduates - 2000	3,846	39,981	1,462,389
Age 25+ Percent College Graduates - 2009	38.7%	33.3%	22.6%

Source: CBRE

As indicated, the historical and projected population growth rates in the city are above the corresponding figures for Los Angeles County overall. Most population growth in the city has and will occur through the redevelopment of older residential buildings having a diminished functional utility to higher density structures. The median age in the city is substantially higher than Los Angeles County overall, and the average household size in Arcadia is smaller. These factors would indicate a larger number of singles, childless couples, and/or empty nesters.

Both the median household income and median family income in the city are substantially above Los Angeles County overall. Combined with its smaller household size, the city's per capita income is far above the County average. Arcadia is significantly more affluent compared to Los Angeles County overall.

Accessibility

Arcadia has good regional access. The Foothill Freeway (Interstate 210) bisects the city in an east/west direction. It is a major traffic route through the northern portion of the San Fernando and San Gabriel Valleys. The San Gabriel River Freeway (Interstate 605) is just over three miles east of the city limits. This freeway runs in a north/south direction between the Foothill Freeway and the city of Long Beach. Via these freeways, most other freeways in the region can be accessed.

Major east/west streets include Foothill Boulevard, Huntington Drive, Duarte Road, and Las Tunas Drive/Live Oak Avenue. Primary north/south streets include Baldwin Avenue and Santa Anita Avenue.

The community has local and regional bus service. Air transportation is available at the Burbank Airport and Los Angeles International Airport.

Land Use

The city of Arcadia encompasses approximately 11.38 square miles, or 7,296 acres. Approximately 4,000 acres is zoned for residential development. This is the dominant land use in the city. A land use summary from the General Plan is shown in the following chart.

LAND USE SUMMARY

Category	Acres	% of Total
Residential		
Single-Family Residential	3,623.2	62.5%
Multi-Family Residential	378	6.5%
Subtotal	4,001.2	69.1%
Commercial	395.4	6.8%
Mixed Use Commercial	40.3	0.7%
Horse Racing	317.1	5.5%
Industrial	194.6	3.4%
Public Facilities	768.8	13.3%
Non-Classified	76.4	1.3%
Totals	5,793.8	100.0%

Source: Arcadia General Plan

The figures in the chart reflect a net land area excluding public streets, etc. and are somewhat lower than the gross area shown earlier. Included in the 768.8-acre Public Facilities classification are the 127-acre Arboretum of Los Angeles County and a 187-acre Los Angeles County park. In total, the city has 19 parks and recreation centers. There are 20 public and private educational facilities in the city. Two other notable facilities are the Santa Anita Park horse racing track and the Westfield Shoppingtown – Arcadia (formerly the Santa Anita Fashion Park), a major enclosed regional mall.

Government Services

Arcadia is a charter city governed by a five-member elected City Council. Actual day-to-day operation is by an appointed city manager. Most local government services are provided by the city, including police, fire, street maintenance, sewers, water services, building inspection, and land use controls.

Public education is provided by the Arcadia Unified School District, with six elementary schools (kindergarten through 5th grade), three middle schools (6th grade through 8th grade), and one comprehensive high school (9th grade through 12th grade). Total enrollment is approximately 10,000. It is one of the best-rated public districts in California. It is a significant attraction for new residents to the city.

Water and sewer services are provided by the City of Arcadia, gas service is provided by Southern California Gas Company, and electric service is provided by Southern California Edison.

Economic Base

As stated, Arcadia is primarily a residential community. However, the city does have a number of industrial/research and development employers. These employers, as well as industrial and office employers in the adjacent cities of Pasadena and Monrovia, provide employment opportunities for city residents. Major industrial groups in the city and adjacent areas include electronics, aerospace, research and development, and computers and related engineering services. Another significant employer is the Westfield Shoppingtown – Santa Anita regional mall. A list of major employers is summarized below.

MAJOR EMPLOYERS		
Company Name	Product/Service	Employment
Manufacturing:		
Suspended Seating	Furniture	155
J.T. Posey Co.	Medical Supplies	130
Autronics	Electronics	94
Owl Rock Products	Concrete, Rocks, Asphalt	75
Relton Corporation	Drill Bits	48
Cal Western Termite	Pest Control	40
Non-manufacturing:		
Santa Anita Racetrack	Horse Racing	1,600
Arcadia Methodist Hosp.	Health Care	1,250
Vons (Corp. Headquarters)	Grocery Sales (Admin.)	930
Arcadia United School Dist.	Education	690
City of Arcadia	City Government	314
Pavilions Grocery Store	Retail Grocery Sales	249
Source: Arcadia Chamber of Commerce		

The subject Santa Anita Park is the largest tax payer in the city.

Arcadia Residential Values Compared to Countywide

The DataQuick service provides data on sales prices for existing single-family residences by ZIP code. Using this, specific data for the western half of the city of Arcadia (ZIP code 91007, the area around the subject) over the past six years is as follows:

MEDIAN SINGLE-FAMILY RESIDENTIAL SALE PRICES – ARCADIA (ZIP #91007) vs. COUNTYWIDE				
	Arcadia (Zip #91007)		LA County	
Time Period	Sales Price	% Change	Sales Price	% Change
Calendar 2001	$430,000	N/A	$232,000	N/A
Calendar 2002	$523,000	+21.5%	$274,000	+17.9%
Calendar 2003	$597,000	+13.7%	$303,000	+20.9%
Calendar 2004	$656,000	+5.4%	$412,000	+24.8%
Calendar 2005	$834,000	+17.5%	$495,000	+20.1%
Calendar 2006	$920,000	+10.3%	$541,000	+9.3%
Calendar 2007	$898,000	-2.3%	$560,000	+3.7%
Calendar 2008	$918,000	+2.1%	$400,000	-28.6%
Calendar 2009	$902,000	-2.4%	$315,000	-16.8%
Source: DataQuick Services, various date				

Most significantly, the prices in Arcadia are far higher than the countywide medians and Arcadia house prices declined only marginally compared to countywide during 2007-2009. Overall, the recent sales data shows a clear trend of moderate price declines in Los Angeles County's more affluent neighborhoods, such as the subject zip code, (and areas such as Malibu/Beverly Hills/West Hollywood/San Marino) with the vast majority posting steep declines.

NEIGHBORHOOD ANALYSIS

Immediate Surroundings

The subject property has frontage on the east side of Baldwin Avenue, the west side of Colorado Place, and the north side of Huntington Drive. Baldwin Avenue is a primary north/south arterial. It has a full interchange with the Foothill Freeway (Interstate 210) one-quarter mile north of the subject. Huntington Drive is a primary east/west arterial in the northwest San Gabriel Valley. Colorado Place is a northwest/southeast extension of Colorado Street/Boulevard, a primary east west arterial in the northwest San Gabriel Valley. It terminates at its intersection with Huntington Drive (the southeastern boundary of the subject).

<u>Adjacent to the North and East</u>

Adjacent north of the subject is a good quality, somewhat older single-family residential neighborhood that extends north to Colorado Street. As described, median home prices in this zip code are now over $1,000,000, almost double prices countywide. In this area, Colorado Street parallels the south side of the Foothill Freeway, with no development on the north side of the street. North of the freeway are residential neighborhoods bisected by Foothill Boulevard, a primary east/west arterial in the northern portion of the San Gabriel Valley.

The eastern boundary of the subject extends to Colorado Place. The east side of the street has multi-family residences, transitioning to single-family residences on secondary and tertiary streets, and some small-scale commercial development. This includes two older small independent motels, a restaurant, and a three-story office building owned/occupied by Parsons Corporation at the intersection of Colorado Place and Huntington Drive. Commercial land uses continue on the north side of Huntington Drive to its intersection with Santa Anita Avenue (just over one-quarter mile east of the subject). East of Santa Anita Avenue is the downtown Arcadia commercial district. This district continues to the eastern boundary of the city at 5th Avenue (one mile east of the subject).

Adjacent South and Southeast

On the southeast side the subject site fronts on Huntington Drive. There is a 2.82-acre site in the central portion of the subject's Huntington Drive frontage under separate ownership and improved with a small medical office building. Huntington Drive is a divided roadway along its frontage with the subject (between Holly Avenue and just east of Colorado Place). In this approximate three-quarters of a mile stretch of Huntington Drive, the area between the east and westbound traffic lanes is improved with the Chamber of Commerce, the Methodist Hospital – Southern California, the Arcadia Civic Center (government offices, police station, etc.), a small recreation area, an older small independent motel, and a lounge (at the intersection of Colorado Place and Huntington Drive). The Methodist Hospital is a major facility, with 450-beds and 1,000 plus employees.

Along the southern side of the eastbound roadway is a large (187-acre) Los Angeles County Park. This park includes the Santa Anita Golf Course, a long established 18-hole public course, numerous sports fields, tennis courts, bocce courts, etc. The County Park continues east to Santa Anita Avenue and south to Campus Drive.

Abutting Westfield Shoppingtown Mall – Southwest and West Adjacent Uses

Adjacent southwest of the subject site is the Westfield Shoppingtown – Santa Anita (formerly the Santa Anita Fashion Park). This is a 922,000-square-foot, two-level, enclosed regional mall anchored by J.C. Penney, Macy's, Nordstrom, and Robinson's-May.

A major expansion was completed in late 2004, on the east side of the mall site, adjacent to the Santa Anita Park. This expansion includes a Borders bookstore, an AMC Theater complex, and 30 specialty stores and restaurants. The addition faces away from the subject property, separated by a service road and fence. It appears designed to exclude any realistic opportunity for integration or cross-marketing with the subject property.

Another expansion, of approximately 100,000 square feet, has been approved and is now in the underway.

Relations between the ownership of the Westfield Mall and Santa Anita have long been strained. There has been lengthy litigation over title to a 2.6-acre strip of land between the two, with the court eventually finding for Santa Anita. More importantly, Westfield is very active in opposition to the proposed re-use of the 85 acres of excess land on Santa Anita, now used as parking, described later in this report.

The Westfield Shoppingtown – Santa Anita parallels the entire southwest boundary of the subject site, extending to the northeast corner of Baldwin Avenue and Huntington Drive. The remaining corners of this intersection are improved with small-scale commercial uses. Similar uses continue south along Baldwin Avenue. West of the intersection, development on Huntington Drive transitions to multifamily residential development, with a neighborhood shopping center at Michillinda Avenue (the Arcadia city limits).

West – West of Baldwin Avenue

The west boundary of the subject is Baldwin Avenue, a major north-south route providing direct connection to the Foothill (I210) Freeway to the north and to the San Gabriel (I10) Freeway to the south.

The west side of Baldwin Avenue across from the subject is improved with The Arboretum of Los Angeles County. This property extends south from the Foothill Freeway/Colorado Street to Hugo Reid Drive. It encompasses 127 acres.

South and west of the Arboretum are high quality single-family residences. Included here is a large (529 home) neighborhood known as the Village.

Conclusion – Immediate Neighborhood

Overall, the subject neighborhood is built-out, although with significant open space properties. Residential development is high quality single-family. There is a cluster of large scale projects/properties in the immediate area, including the subject Santa Anita Park, The Arboretum of Los Angeles County, the Westfield Shoppingtown – Santa Anita, and a large Los Angeles County park. Also significant in the area is a hospital and the Arcadia Civic Center. There has been limited recent construction in the area (other than the current expansion of the abutting mall). The neighborhood is generally considered stable and desirable, a pattern expected to continue over the next several years.

THE RACETRACK/HORSERACING INDUSTRY IN CALIFORNIA

The racetrack/horseracing industry is in long term decline, nationwide and particularly in California.

From the 1930's through most of the 1960's, horseracing (generally at the track) was in most areas the only form of legal gambling. During this time period, horseracing competed with professional baseball as the most popular sport in the country. The expansion of legal gambling, starting with state sponsored lotteries and legalized casinos in Atlantic City in the 1970's, destroyed this near monopoly. The trend has accelerated, particularly since the 1990's with Indian gaming. Attempts to salvage the situation, by allowing off track betting on horseracing, have slowed the decline in total betting on horseracing, but at the expense of racetrack attendance. Extensive statistical data, and numerous news articles (including most recently in The Economist, July 10, 2010 and earlier articles in the Los Angeles Times) document this trend.

California is particularly affected by this trend, due to the prevalence of Indian gaming in the state and its relatively high land prices.

Until recently there were five thoroughbred tracks (including the subject) in the state, all located in urban areas, all built between 1933 and 1941, and all occupying 200± acre sites. Of these, one (Bay Meadows in San Mateo) is closed; another (Hollywood Park in Inglewood in the Los Angeles metropolitan area) is approved for redevelopment and expected to close.

Hollywood Park has also had to cancel race days due to a lack of racehorses; declining betting results in declining purses, resulting in reductions in the number of racehorses.

Two of the three remaining racetracks (Goldengate and the subject Santa Anita) are part of a larger 2009 bankruptcy by what was the largest racetrack operator in the United States. The remaining California thoroughbred track, Del Mar, is located on state owned land.

Overall conditions are summarized in the Report of the Chairman in the most current Annual Report of the California Horse Racing Board: " ... in horse racing, costs exceed revenues." This is specifically the situation with the subject facility.

SITE MAP


1995
COLORADO ST
LOT 1
EAST BRANCH ARCADIA WASH
LOT 5
HUNTINGTON DR.
HOLLY AVE.
LA CADENA AVE.
PARCEL MAP

SITE ANALYSIS

The subject property consists of the Santa Anita Racetrack and an area of its parking lot, considered excess land and designated for the Caruso Joint Venture development.

The characteristics of the subject site, divided into its two components, are summarized in the following chart.

SITE SUMMARY		
Physical		
Racetrack Site Area	216.74 Acres	9,441,194 Sq. Ft.
Excess Land (Caruso Jt. Venture)	85.00 Acres	3,702,600 Sq. Ft.
Total Net Site Area	301.74 Acres	13,143,794 Sq. Ft.
Street Frontages	Baldwin Avenue	1,879 Feet
	Colorado Place	2,726 Feet
	Huntington Drive	13,103 Feet
Shape	Irregular	
Topography	Slight down slope from northwest to southeast	
Zoning	S-1, Special Use and R-1 Residential	
General Plan	HR, Horse Racing and C-2 Commercial	
Flood Map Panel No.	065014	
Flood Zone	X	

Source: Various sources compiled by CB Richard Ellis, Inc.

LOCATION

The subject property has frontage on the east side of Baldwin Avenue, the west side of Colorado Place, and the north side of Huntington Drive in the city of Arcadia. The street address of the site is 285 West Huntington Drive, Los Angeles, California 91007.

The Los Angeles County reference is Page 567, grids A-B-C/4-5-6.

ASSESSOR'S PARCEL NUMBERS

The Los Angeles County Assessor identifies the subject site as Map Book 5775, Page 001, Parcels 021 and 025.

LAND AREA

Based on an ALTA/ACSM Title Survey prepared by EKN Engineering, Inc. (dated December 27, 1999), the subject site encompasses 301.74 acres, or 13,143,794 square feet.

Of the total land area, approximately 85.00 acres is considered surplus or excess land. The surplus land is located in the southern portion of the site, along the Huntington Drive frontage. It is more thoroughly described in the Zoning and Land Use Analysis section.

SHAPE AND FRONTAGE

The subject site has an irregular shape. The site has approximately 1,879 feet of frontage on the east side of Baldwin Avenue, 2,726 feet of frontage on the southwest side of Colorado Place, and 13,103 feet of frontage on the north side of Huntington Drive.

TOPOGRAPHY AND DRAINAGE

The site has a downward sloping topography from northwest to southeast. It is approximately 10 to 20 feet below grade along its Baldwin Avenue frontage and is at grade along its Colorado Place and Huntington Drive frontages. The north portion is somewhat above grade (a low hill). No obvious or significant drainage problems were noted during our property inspection. However, we are not qualified to comment on the adequacy of the site drainage. It is a formal assumption of this report that the site drainage is adequate.

SOILS

No soils reports were made available as part of this assignment. No obvious soils problems in the form of uneven foundation settlement or excessive cracking were observed during our inspection of the subject site or existing improvements. In the absence of a soils report, we assume the soils are of sufficient load bearing capacity to support the existing improvements and/or redevelopment of the site to its highest and best use.

TREES

There are a significant number of oak trees along the north hillside strip of the site. These are a legally protected growth (per Chapter 7 of the Arcadia municipal code).

UTILITIES AND SERVICES

All utilities necessary to support development on the subject site are in-place with services connected to the existing buildings. All utilities are assumed to have an adequate capacity to support the existing improvements and/or redevelopment of the site to its highest and best use. Electricity is provided by Southern California Edison and natural gas is provided by The Gas Company. Both have been subject to rate increases experienced by other regional providers.

STREETS

BALDWIN AVENUE is a primary north/south arterial. A quarter mile north of the subject it crosses the Foothill (I-210) Freeway, with on- and off-ramps. The street is dedicated to a width of 100 feet. It has two lanes of traffic in each direction, with left turn lanes at intersections and commercial driveways. Traffic lanes are separated by a landscaped center median. Street improvements include asphalt paving; concrete curbs, gutters, and sidewalks; and streetlights. On-street parking is not permitted.

HUNTINGTON DRIVE is a primary east/west (northeast/southwest) arterial. In the vicinity of the subject, the street is dedicated to width of 185 feet, narrowing to 80 feet when it becomes a divided roadway. It has three lanes of traffic in each direction, with left and right turn lanes at intersections. Traffic lanes are separated by a wide landscaped center median. Street improvements include asphalt paving; concrete curbs, gutters, and sidewalks; and streetlights. On-street parking is not permitted.

COLORADO PLACE is a primary/secondary north/south (northwest/southeast) arterial. In the vicinity of the subject, the street is dedicated to width of 80 feet. It has two lanes of traffic in each direction, with left and right turn lanes at intersections. Traffic lanes are separated by a landscaped center median. Street improvements include asphalt paving; concrete curbs, gutters, and sidewalks; and streetlights. On-street parking is not permitted.

The Baldwin Avenue and Colorado Place intersections with Huntington Drive are regulated by traffic signals. There are additional signalized entrances to the subject site along all three frontage streets.

ACCESS

Vehicular access to the site is provided by curb cuts on all three frontage streets. Local access to the site is via all three frontage streets. Pedestrian access is by public sidewalks along the site's street frontages. Freeway access is provided by the Foothill Freeway (Interstate 210). The freeway is one-quarter mile north of the site, with a full interchange at Baldwin Avenue.

EASEMENTS AND ENCROACHMENTS

The ALTA/ACSM Title Survey provided indicates that the subject site benefits from three non-exclusive access easements on adjacent properties. One easement is on Baldwin Avenue (allowing shared access from the mall site), with the other two on Huntington Drive (allowing shared access from the mall site and a non-owned site improved with a small office building). Both Los Angeles County Assessor's maps and the ALTA/ACSM Title Survey indicate there are two flood control easements on the site. In the Los Angeles County Assessor's maps, the total area of the flood control easements is 2.85 acres.

We have reviewed a prior title insurance report for the subject site prepared by First American Title Insurance Company (dated March 15, 2001). This report does not indicate any other atypical easements, encroachments, or private restrictions that would have an adverse (or positive) impact on the property. Other than as noted, our inspection of the subject revealed no obvious easements or encroachments. It is a formal assumption of this report that there are no title issues that negatively or positively impact the use, marketability, or value of the subject site.

COVENANTS, CONDITIONS AND RESTRICTIONS

There are no known covenants, conditions and restrictions (C, C&Rs) impacting the subject site.

NUISANCES AND HAZARDS

Flood Hazards

A review of the flood insurance map covering the subject sites, issued by the Flood Insurance Agency of the United States Department of Housing and Urban Development, indicates the entire city of

Arcadia is located in a Zone D flood hazard area. Zone D is described as an "unstudied area where flood hazards are undetermined but flooding is possible". Flood insurance is not required. The city does not participate in the Federal Emergency Management Act (FEMA) flood insurance program. The city (and subject site) are on Community Panel No. 065014. This panel was rescinded in September 1984.

Seismic Hazards

The subject site is not located in an Alquist-Priolo Special Studies Zone as defined by the California Department of Conservation, Division of Mines and Geology. Whereas all of Southern California is subject to seismic hazards, Alquist-Priolo Special Studies Zones were established to designate more potentially hazardous areas. Noting this, there is a known fault in the northern portion of the site.

Toxic Hazards

We have not been provided with any environmental reports for the subject site. During our inspection of the subject property, we did not observe the improper use or storage of potentially hazardous materials. It is a formal assumption of this report that the subject soils and ground water are free from hazardous materials and/or contamination. Should these conditions exist, we reserve the right to amend our appraised value, taking any remediation costs into consideration.

SUMMARY

The subject larger site encompasses 301.74 acres. It consists of two Los Angeles County Assessor's parcels. By virtue of its size, the physical characteristics of the site are atypical for the area. The site has adequate street exposure and access to support development. All utilities are available. There are no known adverse physical factors that would prevent the site from being developed to its highest and best use as if vacant, or adversely impact the existing use of the site.

ZONING AND LAND USE ISSUES

The subject property is subject to existing zoning regulations and local government planning. Due to its size and prominence, any new use of the site is a very contentious political issue.

Under zoning, the northern and southern portions of the site are designated R-1, with the remainder of the site zoned S-1 (Special Use), a zone specific to the subject site and use.

Under the General Plan, the northern portion of the site is designated Horse Racing; the southern portion is designated Commercial. The 85 acres of excess land designated as the Caruso Joint Venture Development parcel is part of the southern, Commercial designated area.

Distinct from the General Plan is the actual zoning. The site is zoned R-1 and S-1. Only the S-1 zone is consistent with the HR (Horse Racing) General Plan designation. Zoning and General Plan maps are shown on the following pages. To some extent the zoning and General Plan are in conflict.

ZONING

The general requirements of the S-1 and R-1 zones are summarized in the following chart.

ZONING SUMMARY

General Provisions	Requirement
Current Zoning	S-1, Special Use, and R-1, Residential, City of Arcadia
Uses Permitted	The S-1 designation encompasses most of the site. This zone was established specifically for the subject site. It allows daytime horse racing, satellite horse racing, turf clubs, other equestrian activities (breeding, raising, training, and sale), horse and dog shows, conventions, picnics, dancing, sporting activities/events, and motion picture production. Prior to May 1999, residential uses were also permitted. The R-1 zone is in two sections. One encompasses the northern portion of the site, part of the racetracks site. Another section is located at the south side of the site, and encompasses part of the surplus land . The R-1 zone allows single family residential development with a minimum lot size of 7,500 square feet.

Source: City of Arcadia Planning Department

ZONING MAP


FREEWAY
LOS ANGELES COUNTY AND STATE
ARBORETUM
ARCADIA
COUNTY

The S-1 zone, specific to the subject site, is described in more detail below, together with the city parking requirements.

ZONING SUMMARY – S-1 ZONE

Development Standards	S-1 Zone Requirements
Maximum Floor Area Ratio	None
Maximum Site Coverage Ratio	None
Front Yard Setback	None
Rear Yard Setback	None
Side Yard Setbacks	None
Other Setbacks	Other than service stations, any improvements must be set back at least 150 feet from Huntington Drive. Horse stables must be set back at least 250 feet from any public streets.
Height Limit	None
Parking	City of Arcadia parking requirements vary by use. Professional office uses: 4.0 spaces per 1,000 square feet. Medical office buildings and financial institutions: 6.0 spaces per 1,000 square feet. Retail uses: 5.0 spaces per 1,000 square feet (4.75 spaces per 1,000 square feet for regional malls). Restaurants: 10.0 to 20.0 spaces per 1,000 square feet. Hotels: 1.2 spaces per guestroom, with additional parking for ancillary uses. Places of assembly: 1.0 space for each five fixed seats or one space per 35 square feet of floor area in the seating area. Single-family residences: two enclosed spaces per home, plus one enclosed space for five or more bedrooms.
Other	Zoning effectively limits the hours of operation for horse racing between 8:00 a.m. and 6:00 p.m., with only limited uses and/or special events allowed outside of these hours.

Source: City of Arcadia Planning Department

GENERAL PLAN

As indicated, the current zoning is not fully in conformance with the city's General Plan. General law cities in California are required to bring zoning in conformance with their general plan. Arcadia is a charter city and does not have this requirement.

The General Plan (as it relates to the subject) was last amended in September of 1996. This amendment was reportedly triggered by a large-scale commercial project proposed for the southern portion of the site. The actual zoning ordinance was never changed, the project did not move beyond preliminary design stages.

GENERAL PLAN MAP


LEGEND:
City of Arcadia
Sphere of Influence
LAND USE:
Single Family Residential
Multiple Family Residential
Commercial
Horse Racing
Industrial
Mixed Use
Public Facilities & Grounds
PUBLIC FACILITIES & GROUNDS:
Public Facility
Police Station
Fire Station
Hospital
City Hall
Community Center
Library
Elementary School
Middle School
High School
Park
FOOTHILL BLVD.
COLORADO BLVD.
HUNTINGTON DR.
DUARTE RD.
CAMINO REAL AVE.
LONGDEN AVE.
LIVE OAK AVE.
City of Monrovia
City of Sierra Madre
Los Angeles County
Source: City of Arcadia, Development Services Department, 1995.
9/5/96(CTA502)
LSA
Scale in Feet
0' 1200' 2400'
General Plan Land Use Map
Figure 2-3

Oak Tree Regulations/Peacocks

The north side of the site (part of the Racetrack (Residential) Component, consists of a strip of low hills, forming a buffer to older high quality single-family residences to the north. There are numerous oak trees and peacocks, both protected under local law. Per City of Arcadia ordinance, specified oak trees " ... shall not be removed, relocated, damaged, or have their protected zones encroached on ... without an Oak Tree Permit. Such permits have very specific requirements.

Potential/Theoretical Re-Use of Racetrack (Residential) Land Component

The existing residential zoning in the northern portion of the site (primarily undeveloped low hills) is inconsistent with the racetrack operations. This has been demonstrated by past city (and public) resistance to earlier proposals to move some of the horse stables to the northern part of the property, in closer proximity to existing residential uses.

Noting this, if the racetrack were to be closed (or under the hypothetical condition that the site were vacant), it was the opinion of both a city planner and of the city manager when interviewed relative to this issue that the city would look at a mixed-use project having single family residences at the north end of the site, with a transition to multifamily residential and then to commercial uses in the southern portion of the property, or at an all single-family residential development as being reasonably likely.

The planner stressed that this was a personal opinion based on surrounding land uses and that a detailed environmental impact report would be needed to determine allowable uses, density, required additional city services/facilities.

Excluding the hypothetical conditions of this appraisal, there would also be development restrictions associated with the historically significant components of the subject.

South Side Excess (Commercial) Component

An area of 85 acres, used as parking, located on the south side of the site is designated Commercial in the General Plan. This designation allows retail or retail mixed use development, at a maximum density of 0.3 to 1. Retail/entertainment uses that would draw people into the area are strongly emphasized. Office and hotel uses are also permitted.

The Arcadia General Plan devotes nine pages to a discussion of proposed retail/commercial development of this portion of the site and to better linkages between the neighboring Westfield Shoppingtown Mall, the racetrack, and any potential retail/commercial development. The General Plan also emphasizes the importance of maintaining live horse racing on the site.

As described in the following section, a proposed joint venture commercial development by the Caruso group appears to match the General Plan goals for this site.

LAND USE HISTORY

Overview

The subject property is long established as a significant cultural and historical icon in the city of Arcadia. It is also the largest local tax payer. The property is one of two thoroughbred horse racing tracks in Los Angeles County (and three in Southern California).

Attendance has been in decline for decades, reflecting industry wide trends. Prior and current ownerships have proposed to develop the southern portion of the site with a retail/commercial project that would increase the overall property returns, (and local taxes). The city recognizes the problem of the declining attendance.

Prior Redevelopment Proposals

In the early 1990s (under the old General Plan), the prior ownership of Santa Anita proposed a 1,500,000-square-foot entertainment retail project for the southern portion of the site. The project drew substantial local opposition, and the owner agreed to a much smaller project (approximating 500,000 square feet). This was followed by several changes in ownership (partial and full). During this time, no progress was made on any retail/commercial development on the site.

In September 2000, the then ownership submitted a Draft Specific Plan including both improvements and new construction. The plan also designated 612,425 square feet of commercial/entertainment and office uses to be located in the southern portion of the site, including a 68,511-square-foot multiplex theater, 197,566 square feet of retail space, 10,391 square feet of fast food restaurant space, 44,000 square feet of sit down restaurant space, 20,000 square feet of non-ticketed entertainment, and 271,957 square feet of office space.

This Draft Specific Plan was rejected by the city as being too vague. In particular, the City objected to the component relocating some stables closer to neighboring residential areas. This Plan was subsequently withdrawn.

In the interim, ownership of the subject created an uproar by adding two elevators to the exterior of the grandstands. These were apparently approved by the building department without Planning Department review. They are widely considered to be a blight on the original design. The elevator construction brought the attention of the Los Angeles Conservancy (a major historical preservation organization), and resulted in the subject being designated as one of 2000's "eleven most endangered historical properties" in the nation.

In response to this controversy, the city of Arcadia modified the S-1 zone to require specific Planning Department approval for any work that will alter the exterior of the improvements on the site. The structure has also been nominated for historic registry with the State of California.

Caruso Joint Venture – Excess Land

Since then, there has been considerable publicity (and major political controversy), regarding a joint venture by Santa Anita Park and the Caruso group to develop all or most of the 85 acres. This proposal has progressed from a letter of intent to a definitive agreement, with an environmental impact report released in late 2006. Note that the prototype Caruso development meets the goals expressed in the Arcadia General Plan for the subject site.

The owner's of the adjacent Westfield Mall are actively campaigning against the proposal, politically and legally. There have been numerous local hearings, extensive newspaper advertisements, and legal actions, and a related citywide referendum. The Caruso group has been successful in a similar development controversy in the City of Glendale.

Note that confidential sources have informed us that the total cost to the joint venture for this approval (entitlement) process now total close to $20,000,000.

CURRENT PROPOSED EXCESS LAND DEVELOPMENT – CARUSO JOINT VENTURE

The specific proposal for development on the excess land is contained in a letter of intent between the property ownership and Mr. Rick Caruso, a major Los Angeles based developer. Mr. Caruso is best known as the developer of the Grove at Farmer's Market and the Americana in Glendale. He has also developed a number of other successful destination retail centers in the Los Angeles area. In addition, he has served as president of the oversight boards (commissions) of both the City of Los Angeles Department of Water and Power and of the City of Los Angeles Police Commission.

Current Joint Venture Status

The letter of intent was dated April 2, 2004. It was formalized with a 75-year Ground Lease; a Limited Liability Company Agreement; and formal development and management agreements. The tenant will be The Santa Anita Associates, which is actually a 50-50 joint venture including the subject property owner and the Caruso group. Rent is to be based on a percent of the market value of the excess land site.

The transactions are described as a mixed-use retail-entertainment and residential project on no more than 85 acres of Santa Anita Park on its southwest side. (It is now expected to occupy only 46± acres.)

Issues remain with the required environmental impact report, described later in this section.

The subject ownership's status under Chapter 11 Bankruptcy has further delayed development timing. Based on the current bankruptcy reorganization plan Mr. Caruso indicted in a recent (Feb. 2010 – San Gabriel Valley Tribune) article that ground breaking on the project is expected in 2011, pending a resolution of the Westfield Mall litigation.

Note however that it is our understanding that the joint venture is currently (July 2010) subject to renegotiation between the parties.

Comparison to Arcadia General Plan

The 85 acres is designated as Commercial in the general plan. Actual development will require a specific plan, and any residential component would also require a general plan change.

The general plan specifically identifies Santa Anita Racetrack and the abutting retail mall as a "Land Use Transition Area", describing the racetrack as "...a key community feature, and an important component of Arcadia's character. "It also recognizes the dwindling attendance and resulting availability of part of the parking lot for other uses. The stated goals are to retain live horse racing and the existing historic structures, together with "... a development of urban intensity in the racetrack's southerly parking lot..." (Arcadia General Plan, 2-14, September 3, 1996).

The general plan identifies the subject excess land as an "...85-acre development area..."between the racetrack and the mall that "... should add to and enhance the range of existing retail in the City... contribute to existing patronage at the mall and racetrack ... create a place where people can and will want to come for shopping and enjoyment ... A variety of entertainment experiences are desired ..." (pg. 2-18).

The typical Caruso development, and particularly his Grove at Farmer's Market development with its preservation and integration with the historic Farmer's Market, closely matches these Arcadia General Plan goals.

The specific Caruso development plan is an approximately 760,000 square foot "lifestyle" open retail/entertainment mall, plus 25,000 square feet of office, now with no residential component. It is designed with direct pedestrian access to the paddock area of Santa Anita and to the abutting mall (features essentially required by the general plan).

Discussion with City of Arcadia Officials

We had previously (late 2004) interviewed Ms. Donna Baker, then the Director of Planning for the City of Arcadia, regarding this proposal. She confirmed that the city was favorably impressed with Caruso as a developer and with the project so far as they understand it. However she stated that they (the city) had seen no detail as to the proposal.

For a prior (2006) appraisal we interviewed Mr. Don Penman, then the Assistant-City Manager/Development Services Director for the City of Arcadia (now the City Manager). He confirmed that the Caruso proposal meets the goals of the city, and expects city hearings on the project to begin after release of the environmental impact report (scheduled to occur shortly).

He also expected that approval would be received during the first half of 2007, followed by litigation and probably a referendum sponsored by Westfield.

The owners of the abutting Westfield Mall are very strongly opposed. They are running a major public relations campaign against this project, including very extensive negative advertising, legal action, and possible attempts to require a specific public election on the project (related referendum is already scheduled). Note that the Caruso Group overcame similar opposition from the owners of the Glendale Galleria Mall to win approval of a new development known as the Americana, now under construction in the City of Glendale.

In July of 2007, Mr. Penman was again interviewed. He confirmed that the Caruso project, now reduced to approximately 46 acres, has received City approval. Litigation by a Westfield Mall sponsored homeowner's group is still pending. At this point, the Caruso joint venture project is approved – subject to the pending litigation – for approximately 758,400 square feet of retail, plus 25,000 square feet of office use.

The remainder of the original 85 acres, with frontage on Huntington Drive, remains unentitled land, zoned R-1, but master planned as Commercial.

More recently, City of Arcadia officials have stated that hotel and medical office uses would be acceptable on the 85 acres (in addition to the retail use); residential and senior housing specifically would not be.

Environmental Impact Report Status

As part of the City of Arcadia approvals in 2007, an environmental impact report was prepared and approved by the City. It was challenged by Arcadia First, a neighborhood group funded by the Westfield Group (owners of the abutting mall). In July of 2008, a ruling by the Los Angeles Superior Court found the environmental impact report to be deficient as to 11 items. A supplemental environmental impact report is being prepared, addressing these issues.

During the delay caused by this litigation the Westfield Mall expanded in 2009, by 115,000 square feet, with 30 new stores and restaurants.

ZONING ANALYSIS AND CONCLUSIONS

Approval of new commercial development on the southern portion of the site of the 85-acre Excess (Commercial) Land or Caruso Joint Venture Component, matching the general plan, is considered probable.

Redevelopment of the 216.74-acre Racetrack (Residential) Component will require closing of the track and a lengthy, contentious, and expensive approval (entitlement) process.

Single-family, low density, high-end residential development would be the use of this component, with the racetrack closed. The racetrack closing would have to be delayed to preserve the existing entitlement process on the 85-acre commercial component. Significant dedication would be necessary of land for public purposes and for the preservation of architecturally significant structures. Costs to achieve the approvals (entitlements) would be significant.

TAX AND ASSESSMENT DATA

The subject is located in Los Angeles County. Real property taxes are under the jurisdiction of the Los Angeles County Tax Collector. Under the Los Angeles County Tax Collector's coding, the subject site is in Tax Rate Areas 01886 and 01887. The 2009/2010 published tax rate for both areas is 1.108212 percent of assessed value.

The current method of taxation on real property in California is mandated by the Jarvis-Gann Property Tax Initiative (Proposition 13). Under the terms of the Jarvis-Gann Initiative, real estate taxes were reduced to one percent of a property's full market value as of the 1975-76 fiscal year, plus any voter-approved bonded indebtedness. Special or direct assessments, typically based on size or street frontage rather than assessed value, are additional.

The Assessor's estimate of market value is limited to a 2.0 percent annual increase, unless the property is transferred or there is new construction. If the property is transferred, it is re-appraised to current market value, usually as evidenced by the sale price. If there is new construction, only the new construction is re-appraised to reflect current market value, usually as evidenced by the construction costs. In cases where property values have declined, the Assessor may voluntarily reduce a property's assessment or a property owner may file for an assessment appeal.

Based on published sources, a summary of the current assessed values and property taxes for the subject is presented in the following chart.

AD VALOREM TAX INFORMATION 2009/2010 TAX YEAR

			Land	Improvements	Totals
5775-001-021			$ 107,496,853	$32,885,518	$140,382,371
5775-001-025			$ 29,948,157	$ 1,095,661	$ 31,043,818
Totals					$171,426,189
Assessed Value @					100%
Tax Rates					
Basic Levy:					1.000000%
Bonded Indebtedness:					0.108212%
General Tax Rate:					1.108212%
	Parcel 021	Parcel 025	Combined		
Total Taxes	$1,728,533.95* +	$373,187.57:	$1,896,511.93		
Direct Assessments Only	$ 175,464.13 +	$29,745.47	$ 205,209.59		
			$2,251,590.14		
Effective Tax Rate ($2,251,590.14 ÷ $171,426,189)					1.313%

Source: Los Angeles County Tax Collector

As shown in the chart, the effective tax rate is higher than the published tax rate. This is due to direct assessments imposed by the city of Arcadia and collected by the Los Angeles County Tax Collector. For the subject property, direct assessments total $205,209.59. They include a number of ongoing commercial service assessments (as opposed to Mello Roos bond financing). As such, the assessments are likely to continue indefinitely and/or be renewed upon expiration. They are not subject to reassessment on sale or transfer.

As applicable, we have used the published tax rate in our analysis, with the direct assessments added to this figure. Our valuation assumes all taxes are current. Any past due taxes would represent a deduction form the concluded value. It should be noted that our concluded value is above the current assessed value.

(Note that reference on some deeds to a third Assessor's parcel, MB 5775-031-001, appears to be inaccurate.

HIGHEST AND BEST USE

In appraisal practice, the concept of highest and best use represents the premise upon which value is based. The four criteria the highest and best use must meet are:

- legal permissibility;
- physical possibility;
- financial feasibility; and
- maximum profitability.

Highest and best use analysis involves assessing the subject both as if vacant and as improved.

HIGHEST AND BEST USE AS VACANT RACETRACK AND SURPLUS LAND

Legal Permissibility

The legally permissible uses of the site were discussed in the Land Use Issues section of this report. Essentially, legally permissible uses of the site now consist of the existing horse racetrack on the northern 216.74 acres of the site and commercial development on the southern 85.00 acres. Retail development of the 85 acres will require a high profile and contentious approval process, now underway. City officials have also expressed general approval for hotel and medical office uses here.

As noted in the Zoning section, if the racetrack were to be closed, it appears that a single-family residential use or a mixed-use project having single family residences at the north end of the site, with a transition to multifamily residential and then to commercial uses in the southern portion of the property, would be the most likely use. This is not consistent with either the current zoning or General Plan. However, based on general neighborhood development trends (and interviews with City of Arcadia officials), it is considered to be the most likely use of the site as if vacant. Note that preservation of part of the historic racetrack façade and structure would also almost certainly be required.

More specifically, single-family or low density residential development has been assumed for the northern 216.74 acres (the racetrack portions), and retail/commercial use for the 85 acres of excess or surplus land.

Physical Possibility

The physical characteristics of the subject site were discussed in the Site Analysis section. Any of the legally permissible uses would be physically possible on the site. Noting this, the size of the site would likely result in a phased development.

Financial Feasibility

Economic trends impact financially feasible uses, as do surrounding land uses and physical site characteristics influence financial feasibility. In this analysis, we have considered a number of physically possible and legally conceivable uses.

Excess Land – Retail Potential

The portion of the subject site considered excess land and designated for commercial development is adjacent east of an enclosed regional mall, now being expanded. Other retail development in the area consists primarily of local service uses. Unlike most other regional malls in the region, there are none of the destination retailers (or community/power centers) that tend to locate proximate to such regional malls. This would imply that there would be demand from these users to be located in the area. The subject excess land would be a logical location for this type of user.

More specifically, as previously described, there is a Letter of Intent from a major retail developer for a mixed use, entertainment retail development on the 85 excess acres. Although preliminary in nature, it is evidence of retail demand. (The proposal also appears to meet the goals of the General Plan and is by a developer well prepared to meet the political and legal issues of its development.)

Considering the preceding, retail or retail/mixed use development on the subject site is considered to be potentially feasible.

Excess Land - Office/Hotel Use Potential

The subject property, according to the CBRE Marketview Report, is within the 210 Corridor office submarket (in part of the San Gabriel Valley market). It has an existing base of 2,290,519 square feet, with a first quarter 2010 vacancy rate of 17.7 percent, and an average asking rent of $2.12 per square foot (both down from 4th quarter 2009). In the 210 Corridor office submarket, office development generally consists of smaller low-rise buildings. The space tends to be comprised of stand-alone buildings and small business parks. It is not concentrated in a single location, but is generally along the Huntington Drive corridor (particularly in the city of Monrovia). The property's location adjacent to a regional mall is considered a positive factor for office use, particularly as it relates to the number of eating establishments in the mall.

The subject is proximate to a major hospital. Medical uses are growing, even during the current recession. There has been some interest in medical office development on part of the subject excess land.

Considering the preceding, office development on the subject site is considered to be potentially feasible, but would be predicated on preleasing, and would require substantially higher rental rates. The existing rental rates do not justify the cost of new construction. Medical office uses is more likely.

The subject property is located in the Arcadia/Monrovia hotel market. The predominant concentration of hotels in the market is at the Huntington Drive intersection with the Foothill Freeway (one and one-quarter miles east of the subject). Typically, business travelers, brought to the area by local tenants, comprise a primary source of demand for area hotels. In the case of the subject area, there are few businesses that create demand for hotel rooms. Rather, hotel room-night demand is generated in the form of overflow from the Pasadena area and demand generators located over the relatively wide northern San Gabriel Valley. There are no recreational amenities in the area that create consistent significant hotel room-night demand (the season for the existing racetrack is not long enough to support a hotel). Noting this, there are three older small motels in the subject area, all predating the declining attendance trends at the subject. A number of hotels were constructed in the market over the past decade, including a 2000-built, 310-room Marriott Courtyard in Pasadena, and four hotels in Arcadia, a 124-room Hilton Garden Inn, an 86-room Springhill Suites, a 122-room Extended Stay America, and a 122-room Homestead Village (all constructed in 1998-1999).

PKF Consulting reports that the larger San Gabriel Valley hotel average occupancy rate as of January through December of 2009 was 63.37%, with an average room rate of $95.76; both down significantly from 2008. Although an improvement over prior years, this is inadequate to justify any major new hotel development.

Residential Use – Racetrack Component

Due to the significant variations in product types (attached versus detached and for sale versus for rent), the financial feasibility of a residential use cannot be fully measured without specific development plans. Given the size of the subject site, it is likely that attached, detached, for sale, and for rent property types could be developed. Conversely, the political, demographic, an economic realities of the area make single-family, detached, low density, high-end development more likely.

Los Angeles County has followed the national trend toward rapidly declining home values in the wake of the August 2007 "credit crunch". However, the subject zip code (91007) is one of a handful of Southern California areas which showed positive annual sale price increase (2.1%) in the 2008 and a slight decline (2.4%) in 2009, based on annual Los Angeles Times report. By contrast, Arcadia's other zip code, to the south (91006), indicates 11.0% and 0.5% declines in median price for the same time period. Overall, the subject zip code has weathered the housing downturn exceptionally well when compared to Los Angeles County (28.6% price decline in 2008 and 21.3% in 2009).

While the general market has been characterized by a dramatic downward trend and many developers are sustaining heavy economic losses, the subject site is a unique, large, infill development opportunity in one of the most affluent Los Angeles County communities. Construction costs have largely stabilized and home values in the subject zip code appear to be resilient; sales volume for existing homes, in the immediate market, have increased in a sign of stabilization and recovery. Even in the current climate, residential development would be economically feasible.

There is both single and multifamily existing residential development north, northeast, south, and west of the site. The site is proximate to employment centers in the area and good freeway access. These factors would make the site desirable for potential residents. While there is little new residential development in the neighborhood, this is largely a function of the built-out nature of the area. The subject, as a large infill residential site in an upscale area, would have strong demand from potential developers. Based on the extended entitlement process expected for this site, most developers would likely project a retail sell out of the homes to occur after the current market downturn.

The last major single family residential project in proximity to the subject was Arcadia Oaks, a gated 31-lot residential subdivision located on the northwest corner of Foothill Boulevard and Baldwin Avenue (approximately ¼ mile northwest of the subject). The site of 19.41-acres was purchased in 1998 for $6,500,000 or $209,677 per developed lot. The homes were built and initially sold in 2002 to 2003 and averaged 5,550 SF (4.9-bedrroms/6-bathrooms) on ±23,000 SF lots. Based on Los Angeles County Assessor records, the most recent sales in July and April of 2009 and January and March of 2010 were for $2,850,000, $2,938,000, $2,950,000 and $3,180,000 respectively and, combined with the success of the whole subdivision, shows some current demand for new high-end homes in the local market.

Specific to the competitive area, it is significant that of the 60 single-family resale transactions in the competitive market very few appear to have been foreclosed properties. This is far superior to the region as a whole: according to a January 2010 article by DQNews.com over 40.7% of California homes sales were foreclosed properties (down from 54.4% in Q1 2009). Further, this article reports that notice of defaults are down 24.3% from the prior quarter and 37.7% from first quarter 2009.

This indicated strength in the local market is supported by reports of significant sales volume acceleration in the immediate and most other Southern California Markets. Historically low mortgage rates, strong FHA lending and the recently renewed tax-credit program (through June 2010) are credited with facilitating these signs of recovery. This optimism is tempered by the risk of change in any or all of these components combined with high unemployment and a poor outlook for job growth.

Overall, a residential development is felt to be financially feasible on the subject site but would require an in depth analysis to determine pricing and product mixes. For any possible development use, the continued restriction of credit markets would pose a major hurdle to immediate development.

Maximum Profitability

Legally permissible uses of the subject racetrack site include a horse racing track and most types of commercial development. As indicated in the preceding sections, we have also considered residential land uses as a potential development option. This is due to the fact that the existing zoning and General Plan designations for the site are reflective of the current use rather than based on the neighborhood development patterns. Only residential use is considered potentially profitable.

For the excess land, of the allowable commercial uses, a retail development is considered to be financially feasible. An office development may also be feasible, but contingent on preleasing, and would likely require a longer hold period prior to development. A hotel is not considered to be financially feasible.

CONCLUSION: HIGHEST AND BEST USE AS VACANT

Based on the foregoing, the highest and best use of the site as though vacant would be for residential development on the Racetrack (Residential) Component of the site, with retail and potentially mixed commercial development on the 85.00 acres Excess (Commercial) Land Component.

HIGHEST AND BEST USE – AS IMPROVED

The existing racetrack operation (the going concern) is not profitable and is cash flow negative. In this, it reflects the larger California horseracing industry, as summarized in the most current Annual Report of the California Horse Racing Board and as reflected in the recent or expected closing of two of the five thoroughbred tracks in the state.

Therefore, the existing racetrack as a going concern is not considered viable.

There is no reasonable alternative use for the structure. Therefore closure of the racetrack over the next several years and redevelopment of its 216.74 acre site for low density residential, despite the difficulty of that process, is considered the highest and best use of the Racetrack (Residential) Component of the property.

APPRAISAL METHODOLOGY

APPROACHES TO VALUE

There are three generally accepted approaches available in estimating the value of real property. These include the cost, sales comparison, and income capitalization approaches. In appraisal practice, an approach to value is included or omitted based on its applicability to the property type being valued and the quality/quantity of information available.

Cost Approach

The cost approach estimates value by calculating the cost of reproducing the real estate. The first step in this approach is to estimate the land value of the subject site (at its highest and best use). This is usually done through an analysis of comparable land sales. The second step is to estimate the cost of all improvements. Improvement costs are then depreciated to reflect value loss from physical, functional, and economic causes. Land value and depreciated improvement costs are then added to indicate a total value.

The cost approach is based upon the proposition that the informed purchaser would pay no more for the subject than the cost to produce a substitute property with equivalent utility. This approach is particularly applicable when the property being appraised involves relatively new improvements that represent the highest and best use of the land, or when relatively unique or specialized improvements are located on the site and for which there exist few sales or leases of comparable properties.

Sales Comparison Approach

The sales comparison approach relies on transactions involving similar properties to indicate a value for the subject property. Valuation is typically based on a unit measure of comparison such as the price per square foot, price per unit/room, or gross rent multiplier. Adjustments are applied to the units of comparison from the sales, and the concluded unit of comparison is then applied to the subject's unit measure to estimate a total value.

The sales comparison approach is based on the proposition that an informed buyer will pay no more than the cost of acquiring an equally desirable substitute property. This approach is most applicable to homogenous property types. It is particularly useful in valuing owner/user buildings, wherein leases to third parties are not the primary determinant of value. The reliability of this approach is dependent upon the availability of adequate sales data; the degree of comparability between the sales data and the subject; and the absence of atypical conditions affecting any aspect of the sale.

Income Capitalization Approach

The income capitalization approach is based on a quantification of economic benefits to be received from ownership of the subject property. The resultant economic benefits (typically net operating income or net cash flow) is then converted into a value estimate via a capitalization technique. There are two generally accepted capitalization techniques, the direct capitalization technique, and the discounted cash flow analysis. The direct capitalization technique converts a single year's stabilized net operating income into a value indication. The discounted cash flow analysis converts a net cash flow stream (over a fixed holding period) and a future property reversion (value at the end of the holding period) into an indication of value. The rates of return utilized in both the direct capitalization technique and discounted cash flow analysis are based on available market data and investor surveys.

The income capitalization approach is based on the proposition that an informed purchaser will pay no more for a property than would be supported by the economic benefits to be derived from ownership. This approach is most applicable to passive investments wherein the property owner relies on third party leases to generate revenues as opposed to owner/user properties that have a utility value to the owner.

METHODOLOGY APPLICABLE TO THE VALUATION OF THE SUBJECT

The primary valuation methodology employed in our analysis of the subject property was the sales comparison approach, as is normal in land appraisals.

Because of their different market characteristics, the Racetrack (Residential) and Excess (Commercial) Land Components have been valued separately, using appropriate comparable market data. For the Racetrack (Residential) Component, we have also used a residual analysis.

The Excess (Commercial) Land Component is already vacant, commercial development is approved by the City of Arcadia General Plan. Therefore its land value is its 'As Is' value.

The Racetrack (Residential) Component has first been valued (using both the sales comparison and a residual analysis) as if vacant and entitled.

<u>Racetrack (Residential) Component- Additional Analysis</u>

The Racetrack (Residential) Component is an operating (but no longer viable) racetrack in historically significant structures. Its closure will take time, due both to operating commitments and to protect the ongoing approval process for the Excess (Commercial) Land Component.

Approval of its redevelopment allowing residential development will be lengthy, difficult, and contentious. We have therefore discounted the previously estimated land value as if vacant and entitled for this component, reflecting the following costs and assumptions:

1) The remaining years of racetrack operation are assumed to be revenue neutral, with reduced capital costs offsetting current cash flow deficits.
2) The historic aspects of the structure, and general political pressures, will require preservation of a significant portion of the facade and dedication of a significant amount of land with it. Hollywood Park, in a less politically and environmentally sensitive location, is dedicating 29 acres (12% of its gross site) to public park and civic site use. This would be an absolute minimum; the subject dedication requirement is expected to be substantially higher. The subject grandstand/clubhouse, paddock area, infield and track totals approximately 60 acres. This equals 28% of just the Racetrack

(Residential) Component, or 20% of the total site. We have estimated that the subject dedication will be ██ acres.

3) Although the racetrack is assumed to be revenue neutral during the holding period, the approval (entitlement) process will be very expensive. We have interviewed knowledgeable local land use experts, on a confidential, non-specific basis, as to the scale of such costs. They all concur that $2,000,000 plus per year range, with a time period of four to five years, is reasonable or even conservative. (Note that the subject Excess (Commercial) Land Component has already taken over five years, at a reported total cost of $20,000,000, and is not yet entitled.)

4) Demolition of the existing structure, less the preserved historic portions, has been estimated using Marshall Valuation Services.

Each of these items is discussed in more detail later in this report.

LAND VALUE AS IF VACANT AND ENTITLED

SALES COMPARISON – RACETRACK (RESIDENTIAL) COMPONENT

The land value of the portion of the subject site (216.74 acres, or 9,441,194 square feet) used for the existing horse racing track and ancillary uses (the racetrack site) has been estimated as if vacant and entitled. The methodology used was comparison to similar properties that have sold, are currently available for sale, subject to offer, and/or currently in escrow to the subject. This technique is known as a sales comparison approach.

In the Highest and Best Use section, we concluded that if the site were vacant, the area used for the existing horse racing operations would most reasonably be utilized for residential development. While this is not reflective of current zoning or the General Plan, it is consistent with neighborhood development trends. (Both the zoning and General Plan designations for the site were established to reflect the existing racetrack use and improvements.)

Note however, that due to historic preservation and political requirements, significant dedications for public park and other uses would be necessary. As described later in this report, we have estimated the required dedication at ██% of the residential acreage (██% of the combined site), equal to ██ acres.

Also discussed in the Highest and Best Use section, any residential development on the site would likely include a range of product types and densities. Rather than speculate on the ultimate configuration of the property, we have assumed the zoning to be consistent with the stipulated zoning in the northern and southern portions of the site, allowing single family residences with an average lot area of 10,000 square feet. Accounting for infrastructure, likely public facilities, and other factors, we have estimated the potential density for the subject at roughly two and one-half units per acre. The chart below describes the conclusions and assumptions used in this analysis:

HYPOTHETICAL RESIDENTIAL SITE DEVELOPMENT SUMMARY			
Physical Description	**No. of Acres**	**No. of SF**	**% of Site Area**
Racetrack Site Area	216.74 Acres	9,441,194 Sq. Ft.	100.0%
Park and Historic Dedications	██ Acres	██ Sq. Ft.	██%
Resulting Development Site Area	**██ Acres**	**██ Sq. Ft.**	**██%**
Street and Sidewalk Dedications	██ Acres	██ Sq. Ft.	██% of Dev. Area
Resulting Net Site Area	**125.39 Acres**	**5,462,076 Sq. Ft.**	**57.9%**
Average Lot Size		10,000 Sq. Ft.	
Resulting Residential Density	**No. of Lots**	**Development Density (Gross)**	
Average Lot Size	546 Lots	2.52 Units/Acre	

Source: Various sources compiled by CB Richard Ellis, Inc.

Noting the preceding assumptions, our analysis relies on the price per square foot as the appropriate unit of comparison (with the estimated use and density for the subject reflecting a rough baseline for some adjustments). This is a common method for valuing raw land. Each sale is discussed on the following pages, with an analysis and conclusion following. A summary chart of the data and a map are presented on the following page. Detailed data sheets for each sale are included in the Addenda.

Reflecting current economic conditions, the available comparable market data is limited. We have therefore, of necessity, used comparables both much smaller than the subject as well as some relatively older and distant transactions. The primary criteria in the selection of the comparable sales are their locations in some of Southern California's more affluent neighborhoods, proximity when possible, and transaction date.

SUMMARY OF COMPARABLE LAND SALES

No.	Property Location	Transaction		Proposed Use / Status And Lot Size	Sale Price	Site Area		Density (Units/Acre)	Price Per SF (Land)
		Type	Date			(SF)	Acres		
1	San Dimas Residential Land San Dimas, CA	Sale	Mar-10	18 SFR Lots / Entitled 20,000-30,000 SF Min.	$2,500,000	827,640	19.00	1.06	$3.02
2	Ridgecrest Dr. and Elk Run Loop Moorpark, CA	Sale	Nov-09	129 SFR Lots / Entitled 10,000 SF Min.	$36,200,000	6,960,017	159.78	1.24	$5.20
3	1000 North Rose Avenue Pasadena, CA	Sale	Nov-09	35 SFR Lots / Entitled 4,000 SF Min.	$13,125,000	206,474	4.74	5.27	$63.57
4	Village at Los Caneros Goleta, CA	Sale	Oct-09	Mixed Use (279 SFR Lots) / In Process N/A	$9,400,000	1,858,705	42.67	6.54	$5.06
5	SEC Benson Ave & 15th St. Upland, CA	Sale	May-09	39 Homes (Detatched Condos) / Entitled N/A	$3,065,400	189,922	4.36	8.94	$16.14
6	SWC of Soquel Cyn and Pipeline Ave Chino Hills, CA	Sale	Jan-09	25 SFR Lots / Entitled 8,437 SF Avg.	$3,472,260	375,487	8.62	2.90	$9.25
7	1100 S Valley Center Ave San Dimas, CA	Sale	Oct-08	Open Space (Was 70 SFR Lots) / Unentitled Was 10,000 SF Avg.	$9,000,000	2,482,049	56.98	1.23	$3.63
Subject	E/S Baldwin Avenue W/S Colorado Drive & N/S Huntington Drive Arcadia	---	---	546-SFR Lots - 10,000 SF Avg.	---	9,441,194	216.74	2.52	---

Source: CB Richard Ellis, Inc.


Land Sale 2
Ridgecrest Dr
Moorpark, CA 93021
Land Sale 3
1000 N Rose Ave
Pasadena, CA 91107
Arcadi, CA 91007
Land Sale 5
Upland, CA 91786
San Dimas, CA 91773
Land Sale 7
San Dimas, CA 91733
Land Sale 6
Chino Hills, CA 91709
Moorpark
Simi Valley
Port Hueneme
Calabasas
Burbank
Hollywood
Inglewood
Whittier
Rowland Heights
Norwalk
Lakewood
Anaheim
Garden Grove
Corona
Ontario
Upland
Fontana
Home Gardens
SAN BERNARDINO
L O S A N G E L E S

The comparable sales all require significant adjustment relative to the subject site as if vacant and entitled. These adjustments are described below, followed by descriptions of the comparables sales and application of the adjustments.

Adjustments - Market Conditions

This adjustment reflects market conditions, for residential land, as of the comparable's date of sale versus the date of value for the subject. This adjustment is utilized to reflect changes in market conditions caused by inflation, deflation, fluctuations in supply and demand, and other similar factors.

Land Sale Nos. 1, 2, 3 and 4 are recent transactions and limited adjustments for market conditions are required. Land Sales No. 5 and 6 are from January 2009 and a moderate upward adjustment is required for continued deteriorating market conditions through 2008. Land Sale No. 7 is from late 2008 and an additional upward adjustment is required.

Within most of the markets represented by our land sales, single-family home sale volume and pricing trends starting in Third Quarter 2009 have stabilized or increased slightly (compared to 2008). Due to the rapid decline in land value in 2007 and 2008 and these positive improved sale trends we have not made a market conditions adjustment for sales occurring in the last half of 2009.

Adjustments - Location and Time Indicators

As discussed, the value for single-family residential land has declined sharply (in most areas) since the "credit crunch" began in August 2007. This has impacted sales volume for developable land, with very few significant transactions in 2008 or 2009. Our location adjustments were strongly influenced by the trend in median home sale prices and appreciation/depreciation for 2009 over 2008 in the zip codes of the comparable sales.

SFR SALES TRENDS FOR COMPARABLE AREAS			
Comp #	Area (Zip Code)	Avg. SFR Sale Price	Price Change
1 & 7	San Dimas (91773)	$420,000	-14.3%
2	Moorpark (93021)	$480,000	-5.9%
3	Pasadena (91107)	$630,000	-4.5%
4	Goleta (93117)	$670,000	-5.6%
5	Upland (91786)	$279,000	-15.5%
6	Chino Hills (91709)	$425,000	-9.6%
Subject	**Arcadia (91007)**	**$902,000**	**-2.4%**
Source: Los Angeles Times (2009 Annual)			

As shown, the subject zip code (the northern portion of the city of Arcadia) posted a slight decline in sales growth for 2009 which followed a slight (2.1%) sales growth in 2008, indicating a relatively stable single-family submarket. Its average sales price is substantially above the comparable areas.

The average sale price in the subject zip code in May of 2010 was $850,000, however this represents only 23 sales. Clearly its average sale prices and stability demonstrate the superior level of affluence and desirability of the subject neighborhood

Adjustment - Development Cost

Several of the comparable sales were finished or semi-finished lots; the subject site would be vacant but unfinished or raw. In order to determine the appropriate adjustments for site development costs, we have reviewed comparable developments in the San Gabriel Valley. As stated earlier, the subject residential portion is characterized by a mixture of generally level and moderate hillside topography. The hillside portion of the site, on the northern edge of the subject property, also contains protected Oak trees and wild peacocks which would likely add significant cost and complication to development. The results of our survey are presented in the following table.

SITE DEVELOPMENT COMPARABLES			
Location	No. Lots	Total Cost	Cost per Lot
Pomona	51	$5,220,190	$102,357
Pomona	72	$6,420,970	$89,180
Unincorporated L.A. County	6	$704,654	$117,442
Rancho Cucamonga	8	$640,000	$80,000
Source: CBRE			

As shown, the site development comparables range from approximately $80,000 to $120,000 per lot (inclusive of fees). All of the comparables are generally level and are in proximity to the subject. For the purpose of this analysis, we have used a figure at the high end of the range due to site considerations noted above, or $115,000 per lot for our site development estimate. This figure is also used later in the land residual analysis.

The costs associated with the historic preservation of the structures, community backlash to closure of a major source of revenue and identity for the City of Arcadia will be addressed separately in the 'As Is' section later in the report.

For the purpose of adjusting the comparable sales it is important to note that in this market finished and semi-finished lots are commonly receiving steep discounts for site work done and fees paid prior to their sale. These discounts often lead to sales prices, on a per lot basis, well below the actual cost of development. However, interviews with market participants and the available sales data clearly shows buyers will still pay a premium over raw land for these characteristics. When adjusting each comparable sale, our deductions consider this trend as well as the remaining cost to finish as a percentage of the total finishing cost.

The required deduction to reflect the lot development cost associated with the proposed development is presented in the calculation at the end of this section, stated as a percentage under the category "Fees/Site Work Completed".

COMPARABLE LAND SALES – DESCRIPTION AND ANALYSIS

Note, several of these sales were in "blue topped" condition, indicating that they were entitled, with some preliminary fees and rough grading conducted as of the date of transaction. "Finished lot" condition indicates all fees have been paid (excluding vertical construction fees), utilities are stubbed to each lot and interior streets and curbs have been installed.

Land Sale One

This comparable represents the sale of ±19 acres of SP-zoned land located on a hillside just west of the Orange (57) Freeway in an unincorporated portion of Los Angeles County, but within the city of San Dimas's sphere of influence. The property has a final tract map for the development of 18 SFR lots generally ranging from 20,000 to 30,000 SF. There is one lot that is ±1.27 acres in size. The property was rough graded at the time of sale. The comparable was sold foreclosed on by the lender and sold to an abutting religious facility, as an assemblage. While we were unable to reach the buyer directly; however, it is reasonable, based on Land Sale 7's future use as open space and the buyer's low density use of their existing compound that the comparable will be left as open space for the foreseeable future.

Adjustments

Location: An upward adjustment is warranted for the comparable's inferior location.

Density: Major upward adjustment was required for the comparable's significantly lower development density (based on units per acre and estimated average lot size).

Physical Characteristics: The comparable's hillside topography requires significant upward adjustment, though this is partially mitigated by the view amenities associated with the finished lots and the rough grading work done prior to foreclosure.

Non-Realty Components: As the highest offer came from an adjoining land owner who is likely to maintain the site for open space an upward adjustment has been applied to this comparable for its non-income producing highest and best use.

Land Sale Two

This is the December 2009 sale of a 132-lot site generally located at the northeast corner of Ridgecrest Drive and Elk Run Loop in the city of Moorpark. The site is located within Moorpark Highlands, an under-construction master-planned community. The lots have a minimum size of 10,000 square feet. The site is above grade to State Highway 23 (Walnut Canyon Road) and has moderate views. Local access is provided by Spring Road and regional access is provided by the Ronald Reagan Freeway (State Highway 118) and Moorpark Freeway (State Highway 23). The sale included three completed model homes ranging in size from 3,096 to 5,392 square feet. The purchase price for the site was $38M. Reportedly, the allocated cost for the model homes was approximately $1,800,000 ($600,000 each), with an allocated land purchase price of $36,200,000, or $280,620 per lot (129 lots). The remaining finishing costs (government fees and minimal site work) total $40,000 per lot, which equates to $320,620 per finished lot.

Adjustments

Location: An upward adjustment is warranted for the comparable's inferior location.

Fees/Site Work Completed: The comparable sold in generally finished condition with some initial fees and a majority of the site work already done. Major downward adjustment for site condition relative to the subject is required.

Density: Major upward adjustment was required for the comparable's significantly lower development density (based on units per acre and estimated average lot size).

Land Sale Three

This property represents the November 2009 sale of a 206,474-square-foot site located in the city of Pasadena. It is on the east side of Rose Avenue, north of Cooley Place. Surrounding land uses are primarily residential with a public high school adjacent to the site. The site has a rectangular configuration and a level topography. It was previously zoned for public facilities use, with a zone change to PD (Planned Development) and specific development approvals for a 35-lot residential subdivision with minimum lot sizes of approximately 3,500 to 4,000 square feet. At the time of sale the site was vacant. The property was purchased for $13,125,000, or $375,000 per finished lot. Based on a drive by inspection it appears site work has been started (which requires most fees to be paid).

Adjustments

Location: A moderate upward adjustment is warranted for the comparable's inferior location.

Fees/Site Work Completed: The comparable sold in generally finished condition with some initial fees and a majority of the site work already done. Major downward adjustment for site condition relative to the subject is required.

Density: Major downward adjustment was required for the comparable's significantly higher development density (based on units per acre and estimated average lot size).

Land Sale Four

This is the sale of a 42.67-acre site located at the southwest quadrant of the 101 Freeway and Los Carneros Road in Goleta, in Santa Barbara County. As proposed, the site will consist of approximately 279 residential units, including approximately 63 "affordable" units and commercial development. The residential units will be on 16.11 acres, a density of 17.32 units per acre. The site was not entitled at the time of sale; however, it is reportedly close to receiving development approvals. The site borders railroad tracks to the north and also has freeway frontage to the north. Reportedly, the seller sold the site as a partner would not permit the developer to move forward. The sales price of $9,400,000 equates to $5.06 per square foot of land area.

Adjustments

Location: A moderate upward adjustment is warranted for the comparable's inferior location.

Density: Major downward was required for the comparable's significantly higher development density (based on units per acre and estimated average lot size).

Entitlement: The majority of this comparable by site area is raw un-entitled land being held for future development once market conditions improve. Entitlement in Goleta is expected to be contentious. As such this portion significantly lowers the residential component's value on a price per square foot basis, requiring a major upward adjustment relative to the assumed vacant and entitled status of the subject property. Further upward adjustment is needed due to the significant low-income requirement stipulated in the residential entitlements.

Land Sale Five

This is the sale of a 4.36-acre site situated on the southeast corner of 15th Street and Benson Avenue in the city of Upland. The small Cable Airport is located to the southwest, a large vacant parcel is to the west. Greenbelt Park is located to the east with light industrial uses to the south. Single-family residential uses are prominent to the north. The site is in near finished condition improved with 39 detached condo lots and a park site. This property received many purchase offers and was in escrow twice with different builders. The lender offers ranged from $2,028,000 to $3,500,000 with the final sale price being $3,065,400.

Adjustments

Market Conditions: As an older sale in a declining market a downward adjustment for time is needed.

Location: The comparable requires a major upward adjustment due to its inferior location.

Parcel Size/Value: Downward adjustment is necessary for the comparable's smaller size/value, and resulting scale of required investment

Fees/Site Work Completed: The comparable sold in generally finished condition with some initial fees and a majority of the site work already done warranting a major downward adjustment for site condition.

Density:	Downward adjustment was required for the comparable's significantly higher development density (based on units per acre and estimated average lot size).

Land Sale Six

This comparable is the sale of 25 finished lots in the Ridgegate Chino Hills project. The purchase price is $200,000 per finished lot, including fees. The net price is $142,890 per lot and the majority of the remaining costs are fees at $50,500 per lot. The transaction also includes four models home priced at $750,000 each and three production homes priced at $650,000 each. The homes are not included in the purchase price noted in this datasheet. No CFD (Community Facilities District) is planned, and the total tax rate is not expected to exceed 1.1%. The sale prices for the planned homes are estimated at between $675,000 to $745,000, or $200 to $215 per square foot of home. The average lot size is 8,437 square feet. The lots are part of the larger gated 97 lot Ridgegate project which was purchased by Fieldstone in June 2006 for $565,000 per finished lot. The decrease in value is 65% or approximately 2% per month. The comparable's total size is based on an average of the original 97-lot gross site area.

In comparison to the subject, no adjustment is warranted for property rights conveyed, financing terms or conditions of sale. A downward adjustment for market conditions has been applied as a slightly older transaction in a declining market. The comparable requires an upward adjustment due to its inferior location. Downward adjustments were required for the comparable's smaller development size and existing entitlements. The comparable sold in generally finished condition with some initial fees and a majority of the site work already done warranting an additional downward adjustment for site condition.

<u>Adjustments</u>

Market Conditions:	As an older sale in a declining market a downward adjustment for time is needed.
Location:	The comparable requires a major upward adjustment due to its inferior location.
Parcel Size/Value:	Downward adjustment is necessary for the comparable's smaller size/value, and resulting scale of required investment
Fees/Site Work Completed:	The comparable sold in generally finished condition with some initial fees and a majority of the site work already done, warranting a major downward Adjustment for site condition.

Land Sale Seven

This comparable is the October 2008 sale of 56.98 net-acres. It abuts the Orange (57) Freeway, in an unincorporated portion of Los Angeles County, but within the city of San Dimas's sphere of influence. The comparable is located on a hilltop with steep topography. Uses to the north, south, and west are dominated by single-family residential uses. The majority of the site was zoned for single-family residential uses (10,000 SF Lots and 3.0 Units per acre) with the remainder zoned for open space and/or light agricultural. The seller proposed a 70-lot single-family residential development but was unsuccessful in obtaining entitlements. The property then sold to the City of San Dimas for conservation as open space. With a confirmed sale price of $9,000,000 the price per square foot equates to $3.62. Based on the proposed 70 single-family lots the comparable sold for $115,714 per paper lot.

Adjustments

Market Conditions:	As an older sale in a declining market a downward adjustment for time is needed.
Location:	A major upward adjustment is warranted for the comparable's inferior location.
Physical Characteristics:	The comparable's hillside topography requires significant upward adjustment, though this is partially mitigated by the view amenities associated with the finished lots.
Density:	Upward adjustment was required for the comparable's significantly lower development density (based on units per acre and estimated average lot size).
Entitlements:	An upward adjustment for the comparable's demonstrated inability to acquire residential entitlements and its ultimate highest and best use as open space.

SUMMARY OF ADJUSTMENTS

Based on a comparative analysis, the following table summarizes the adjustments warranted when comparing each sale to the subject.

LAND SALES ADJUSTMENT GRID - RACETRACK (RESIDENTIAL) SITE

Comparable Number	1	2	3	4	5	6	7	Subject
Transaction Type	Sale	Sale	Sale	Sale	Sale	Sale	Sale	---
Transaction Date	Mar-10	Nov-09	Nov-09	Oct-09	May-09	Jan-09	Oct-08	---
And Lot Size	18 SFR Lots / Entitled	129 SFR Lots / Entitled	35 SFR Lots / Entitled	Mixed Use (279 SFR Lots) /	39 Homes (Detatched	25 SFR Lots / Entitled	Open Space (Was 70 SFR Lots) /	546-Lots
Adjusted Sale Price [1]	$2,500,000	$36,200,000	$13,125,000	$9,400,000	$3,065,400	$3,472,260	$9,000,000	---
Density (UPA)	1.06	1.24	5.27	6.54	8.94	2.90	1.23	2.52
Size (Acres)	19.00	159.78	4.74	42.67	4.36	8.62	56.98	216.74
Gross Size (SF)	827,640	6,960,017	206,474	1,858,705	189,922	375,487	2,482,049	9,441,194
Price Per Acre	$131,579	$226,562	$2,768,993	$220,295	$703,072	$402,815	$157,950	
Price Per SF	$3.02	$5.20	$63.57	$5.06	$16.14	$9.25	$3.63	
Price ($ PSF)	$3.02	$5.20	$63.57	$5.06	$16.14	$9.25	$3.63	
Property Rights Conveyed	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Financing Terms [1]	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Conditions of Sale	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Market Conditions	0.0%	0.0%	0.0%	0.0%	0.0%	5.0%	5.0%	
Subtotal	$3.02	$5.20	$63.57	$5.06	$16.14	$9.71	$3.81	
Location	60.0%	40.0%	10.0%	10.0%	70.0%	60.0%	60.0%	
Parcel Size	-5.0%	0.0%	0.0%	0.0%	-5.0%	-5.0%	0.0%	
Access/Exposure	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Fees/Site Work Completed	0.0%	-40.0%	-40.0%	0.0%	-40.0%	-40.0%	0.0%	
Physical Characteristics	20.0%	0.0%	0.0%	0.0%	0.0%	0.0%	40.0%	
Non Realty Components	20.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Density	70.0%	60.0%	-55.0%	-50.0%	-60.0%	0.0%	60.0%	
Entitlements	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	15.0%	
Total Other Adjustments	165.0%	60.0%	-85.0%	60.0%	-35.0%	15.0%	175.0%	
Value Indication for Subject	$8.00	$8.32	$9.54	$8.09	$10.49	$11.17	$10.47	

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)

Compiled by CBRE

CONCLUSION

Comparable Two was given greater consideration in this analysis due to its size, relatively recent closed transaction date, and proximity within the San Gabriel Valley. Based on the preceding analysis of each comparable and the foregoing adjustment grid, we have concluded slightly below the average of the adjusted pricing indications ($9.44 per square foot) to a value of $9.25 per square foot.

Additional Locational Amenity Adjustment

This value represents the subject as a standalone residential development. It is or opinion that under our concluded scenario, in which the developer donates the existing track, grandstand and paddock area for use as a public park (60-acres), an increase in value would be realized. In addition, a well designed integration of this park, the expected amenities associated with the abutting planned Caruso development, and the existing amenities located at the Westfield shopping center, would provide excellent locational amenities to adjacent residents (walking distance). This development trend and accompanied value benefits can be seen in several southern California locations including Old Town Pasadena, Downtown Los Angeles, Santa Monica, Park La Brea, and Hollywood.

We have concluded to a 10% overall upward adjustment to the residential land value in consideration of these factors.

Value Calculation – As If Vacant and Entitled

The following table presents the valuation conclusion:

CONCLUDED LAND VALUE RACETRACK SITE - VACANT & ENTITLED				
$ PSF		Subject SF		Total
$9.25	x	9,441,194	=	$87,331,048
Indicated Value (Rounded):				**$87,300,000**
Locational Amenity Adjustment			10%	$8,730,000
Value 'As Vacant and Entitled' (Rounded)				**$96,000,000**
Compiled by CBRE				

Based on the estimated 546 lot development, this equals $175,824 per entitled lot.

LAND RESIDUAL ANALYSIS – RACETRACK (RESIDENTIAL) COMPONENT

We have also utilized a residual analysis, based on a finished lot value as a valuation technique. In order to determine the subject's (Racetrack Component) value as raw entitled land we first analyzed home sales in the immediate area and allocate from these to arrive at a reasonable finished lot value (the most common residential subdivision unit of value). Subsequently, we deduct the entrepreneurial profit and site development costs from the concluded finished lot value to arrive at a raw land value; based on the hypothetical assumption the site is vacant.

Finished Lot Revenue

The chart below shows recent re-sales of existing homes in the area immediately adjacent to the subject site. The chart shows available 2010 year-to-date figures as well as 2009 averages from prior surveys.

EXISTING HOME SALES - IMMEDIATE MARKET

Sale	Location	Sale Date	Built (Renovated)	Lot Size - SF	Home Size - SF	Home Price	Price per SF
1	437 Harvard Dr.	6/10/2010	1955 (1961)	12,300	2,432	$1,210,000	$497.53
2	831 San Simeon Rd.	6/18/2010	1940	23,730	3,090	$1,360,000	$440.13
3	849 San Vicente Rd.	6/2/2010	1941	42,690	2,376	$1,350,000	$568.18
4	1024 Don Diablo Dr.	5/26/2010	1969	14,160	3,318	$785,000	$236.59
5	1166 Volante Dr.	5/24/2010	1953	8,800	1,896	$710,000	$374.47
6	331 Cambridge Dr.	5/14/2010	1951	13,550	2,771	$1,080,000	$389.75
7	1310 Oaklawn Rd.	5/13/2010	1955	18,150	3,630	$1,500,000	$413.22
8	478 Stanford Dr.	5/7/2010	1953	15,540	2,401	$960,000	$399.83
9	1135 La Rosa Rd.	5/5/2010	1949 (1971)	11,550	2,839	$1,273,000	$448.40
10	400 N. Altura Rd.	5/5/2010	1949 (1955)	16,220	2,685	$835,000	$310.99
11	501 Santa Cruz Rd.	5/4/2010	1951	9,750	1,136	$635,000	$558.98
12	411 Monte Vista Rd.	4/27/2010	1948 (1957)	12,400	2,101	$998,000	$475.01
13	260 Renoak Way	4/23/2010	1954	8,780	1,755	$634,000	$361.25
14	851 Monte Verde Dr.	4/21/2010	1948 (1966)	12,470	2,539	$1,200,000	$472.63
15	49 W. Sycamore Ave.	4/20/2010	1938	29,340	3,874	$2,220,000	$573.05
16	1041 Panorama Dr.	4/20/2010	1949 (1955)	14,690	2,561	$1,280,000	$499.80
17	728 Carriage House Dr.	4/15/2010	2003	22,085	5,245	$3,100,000	$591.04
18	612 Santa Maria Rd.	4/13/2010	1955	9,060	1,800	$750,000	$416.67
19	112 W. Forest Ave.	4/13/2010	1942	6,090	1,392	$590,000	$423.85
20	329 San Miguel Dr.	4/12/2010	1950	7,800	1,394	$650,000	$466.28
21	1321 San Carlos Rd.	4/8/2010	1951 (1972)	18,760	3,612	$1,350,000	$373.75
22	1050 Don Alvarado Dr.	4/5/2010	1969	10,140	3,118	$725,000	$232.52
23	323 Chelsea Rd.	4/2/2010	1973	7,830	1,503	$648,000	$431.14
24	870 San Vicente Rd.	4/2/2010	1949	20,980	2,846	$1,300,000	$456.78
25	276 Hacienda Dr.	3/23/2010	1937	30,000	4,482	$1,850,000	$412.76
26	326 Oxford Dr.	3/19/2010	1951	13,370	2,021	$858,000	$424.54
27	465 Harvard Dr.	3/5/2010	1959	13,470	3,157	$1,080,000	$342.10
28	705 Carriage House Dr.	3/5/2010	2002	25,143	5,247	$3,180,000	$606.06
29	222 Santa Cruz Rd.	3/2/2010	1947	8,580	1,446	$749,000	$517.98
30	125 W Floral Ave.	2/23/2010	2009	16,880	3,662	$1,248,000	$340.80
31	950 Singing Wood Dr.	2/22/2010	1947	26,760	8,145	$2,500,000	$306.94
32	1036 El Caballo Dr.	2/5/2010	1973	10,032	2,033	$712,500	$350.47
33	1029 Burnell Oaks Ln.	2/4/2010	1956	9,108	1,909	$795,000	$416.45
34	32 W. Floral Ave.	1/29/2010	1950	7,500	1,302	$520,000	$399.39
35	715 Carriage House Rd.	1/29/2010	2002	22,385	5,591	$2,950,000	$527.63
36	1046 Paloma Dr.	1/20/2010	1948	12,580	2,793	$1,100,000	$393.84
37	400 San Miguel Dr.	1/13/2010	1951 (1972)	11,390	2,625	$955,000	$363.81
2009 Average				16,231	2,652	$1,152,263	$435
2010 YTD Average				15,515	2,885	$1,233,527	$427
CBRE Estimate (Averages)			**New Construction**	**10,000**	**2,500**	**$1,100,000**	**$440.00**

Source: Los Angeles County Assessor (Via Realquest.com)

This data supports the L.A. Times data presented earlier for the zip code. The chart above indicates an average sales rate of 5.79 homes per month in 2010; this is up significantly from our previous survey which indicated a rate of 4.7 homes per month in 2009 and 3.5 homes per month during the last three quarters of 2008. Increased sales volume is considered the first sign of recovery in the recent down market. Home prices have remained remarkably stable, with 2008, 2009 and 2010 average sale price per square foot of home at $435, $435 and $427 respectively.

While the lot and home sizes vary significantly, the price per square foot is relatively consistent primarily ranging between $400 and $500 per square foot of home size. These are older, though generally well maintained and upgraded homes.

Since 2009 there have been eight sales of 1997 or newer built homes in this area. The price per square foot range of these sales is between $337 and $606 with an average of $482 per square foot. The sale prices of these recently built homes is higher than our pro forma conclusion primarily due to their high floor area ratio (large homes on smaller lots). As previously discussed, it is unlikely that an infill development of the subject's potential size would be able to achieve maximum unit or floor area densities during what would be expected to be a contentious entitlement process.

As additional support we have supplied the original sale data of the Arcadia Oaks residential subdivision, discussed previously in the Highest and Best Use section. This project is approximately ¼ mile to the northwest of the subject, and consists of a 31-lot gated residential subdivision built in 2002-2003. Note that a two of recent sales from this subdivision are shown on the prior Existing Home Sales – Immediate Market chart (including #28 and #35).

Arcadia Oaks Sale Data

Address	SF	BR	BA	Sale Price	Rec Date	Lot Size
719 Carriage House Dr	5,905	6	7	$1,725,000	8/19/2002	23,265
717 Carriage House Dr	5,247	5	6	$1,675,000	7/19/2002	23,967
713 Carriage House Dr	5,247	5	6	$1,715,000	8/1/2002	22,115
711 Carriage House Dr	5,247	5	6	$1,750,000	10/7/2002	22,991
709 Carriage House Dr	5,591	4	6	$1,780,000	8/19/2002	13,656
707 Carriage House Dr	5,905	6	7	$2,011,000	3/5/2003	26,641
705 Carriage House Dr	5,247	5	6	$1,953,500	7/24/2002	25,143
701 Carriage House Dr	5,905	6	7	$2,895,000	8/16/2006	18,230
726 Carriage House Dr	5,247	5	6	$1,635,000	3/26/2003	21,357
728 Carriage House Dr	5,245	4	5	$1,865,500	6/24/2003	22,085
730 Carriage House Dr	5,905	6	7	$1,850,000	3/19/2003	22,002
732 Carriage House Dr	5,163	4	5	$1,984,500	7/3/2003	22,020
763 Carriage House Dr	5,245	4	5	$1,990,000	5/12/2004	22,194
761 Carriage House Dr	5,245	4	5	$2,075,000	12/15/2003	24,559
759 Carriage House Dr	5,905	6	7	$2,550,000	3/4/2005	22,085
757 Carriage House Dr	5,245	4	5	$2,150,020	2/17/2004	24,659
755 Carriage House Dr	5,247	5	5	$1,930,000	11/21/2003	25,326
753 Carriage House Dr	5,905	6	7	$2,215,000	5/4/2004	23,183
751 Carriage House Dr	5,905	6	7	$2,200,000	5/4/2004	23,871
1109 Englemann Ct	5,245	4	5	$2,825,000	4/19/2007	26,419
1107 Englemann Ct	5,245	4	5	$1,860,000	11/6/2003	23,278
1108 Englemann Ct	4,935	5	6	$1,655,000	11/13/2003	30,762
735 Carriage House Dr	4,925	5	6	$1,518,000	3/27/2003	23,540
731 Carriage House Dr	5,591	5	5	$2,500,000	9/19/2007	23,544
729 Carriage House Dr	5,237	5	6	$1,645,500	3/21/2003	23,544
727 Carriage House Dr	5,591	5	6	$1,577,500	3/4/2003	22,098
725 Carriage House Dr	5,905	6	7	$2,460,000	6/26/2008	24,559
723 Carriage House Dr	4,935	5	6	$2,038,000	12/18/2003	22,952
721 Carriage House Dr	5,455	4	6	$2,350,000	7/20/2004	23,945
Avg.	**5,435**	**5.0**	**6.0**	**$2,013,052**		**23,241**

Compiled by: CBRE

This development of 31-lots was built and sold out between 2000 and 2003 (with some later re-sales at significant price increases) providing dated but relevant sales data for newer construction homes in proximity to the subject.

Due to the size of the subject site and the total number of lots available to develop under this scenario a developer would likely create several phases and product types. Along the northern section, large homes similar to the Arcadia Oaks would be reasonable blending southward into smaller homes/lots with more affordably priced homes.

Based on this scenario we expect an average retail price of approximately $1,100,000 across all 546-lots. This pro forma figure considers the downward price adjustment necessary to generate a reasonable absorption rate for a project of this size.

In the current market, finished lot costs are generally between 30% to 40% of the finished value of the homes. Based on the significantly superior desirability of the subject area and high overall retail value of the homes we have estimated a 38% ratio, or $415,000 per lot. In addition, the concluded finished lot cost is within the range of the comparable's presented above; however, the older sales would require significant downward adjustments for time.

Entrepreneurial Profit

The subject property does not have development approvals for the proposed development. The lack of development approvals would result in a decline in the achievable sale price of the subject property on an "as is" basis. Specifically, based on a survey of merchant builders, demand for sites without development approvals is typically poor. In addition, merchant builders acquiring sites without development approvals require a discount in order to reflect the risk associated with obtaining the development approvals and the profit motive for acquiring the site. Therefore, any potential buyer of the site would anticipate a significant time frame in order to obtain entitlements.

For the purposes of this analysis, we have estimated that a 25 to 30 percent profit on the price per finished lot would be required by an investor in the purchase of the site prior to obtaining development approvals. The required deduction to reflect the profit associated with obtaining development approvals is presented in the calculation at the end of this section.

Value Estimate

The following table summarizes the concluded paper lot price and the deductions required to reflect the value of the subject property in it's as is condition. The calculation has been presented assuming a 25 and a 30 percent line-item profit.

LAND RESIDUAL VALUE ESTIMATE - AS IF VACANT AND ENTITLED

Item	Price	Price/Lot	Price	Price/Lot
Number of Lots	546	216.74 acres		
Total Revenue/Finished Lot	$226,590,000	$415,000	$226,590,000	$415,000
Less: Profit	$56,647,500	**25%**	$67,977,000	**30%**
Net Price	$169,942,500	$311,250	$158,613,000	$290,500
Less: Site Development	$62,790,000	$115,000	$62,790,000	$115,000
Net Price/ Paper Lot	$107,152,500	$196,250	$95,823,000	$175,500
Net Price/Lot (Rounded)	**$107,200,000**	**$196,337**	**$95,800,000**	**$175,458**
Price/SF	**$11.35**		**$10.15**	
Price/Lot	**$196,337**		Price/Lot	**$175,458**

Source: CB Richard Ellis, Inc.

As shown in the preceding table, the indicated value range is $95,800,000 to $107,200,000.

Test of Reasonableness - Profitability

As a test of reasonableness to our line-item profit estimate, we have reviewed the total dollar profit as a percentage of the indicated value. This analysis has been completed as land investors typically try to achieve a 50 to 100 percent return on speculative land acquisitions when acquiring a site without any entitlements.

The total return using the 25 percent line-item profit is 53% percent ($56,647,500 divided by $107,200,000), while the 30 percent line-item profit results in a 71% percent return ($67,977,000 divided by $95,800,000).

Value Conclusion

Overall, the indicated value of the Racetrack (Residential) Component by the residual analysis is between $95,800,000 to $107,200,000. For this analysis, based on the fragility in the overall housing market, we have concluded near the low end of this range or **$98,000,000.**

AS IS VALUE – RACETRACK (RESIDENTIAL) COMPONENT

As described in the previous section, the market value of the Racetrack (Residential Component), as if vacant and entitled, was estimated at $96,000,000.

To achieve that status, we have estimated a time period of five years and a commitment to dedicate █% of the Racetrack (Residential) Component of the site (█% of the combined site) equal to █ acres. We have also estimated an annual cost for approval (entitlement) related work of $2,000,000; and a discount rate of 10% per year. (Note that the racetrack operation is assumed to be revenue neutral during the holding/approval process.)

The basis for these estimates are discussed below:

Time Period

There is no direct evidence of the time required to achieve the closed operation/vacant status. However the process will clearly be difficult, expensive, contentious, and lengthy.

The subject 85-acre Excess (Commercial) Land Component has been in process now since 2006, without resolution. Although opposition (and funding) from the neighboring shopping center owner has extended the process, the fact that this component is already vacant and designated for commercial use in the general plan somewhat offsets this factor.

Interviews with a number of California land use experts (most with major law firms) on a generalized basis, verify this, as does the history of other high profile contentious development projects in the region (Ahmanson Ranch, the Ambassador Hotel site; the Ambassador College site, the Americana in Glendale, the El Toro Marine Airbase; etc.).

We have projected a five year approval process, with the racetrack operation continuing for at least half that time period.

Dedication Requirement

The approved redevelopment of Hollywood Park includes dedication of 29 acres (12+% of the gross 238-acre site) for public parks and civic use. The local political pressures in the city of Inglewood are less severe than in Arcadia, and historic preservation is only a minor issue. Arcadia is certain to require a greater percentage.

The subject improvements are high profile, architecturally and historically significant, with a history of activism by preservation groups.

The existing grandstand/clubhouse, paddock area, and infield/track area total approximately 60 acres or 28% of the Racetrack (Residential) Component, 20% of the total site. The stables also have an historic component, both as part of the racetrack operation and as a holding center for Japanese Americans during the World War II relocations. In addition, the north portion of the site is a hilly strip with numerous protected oak trees.

Conversely, just the paddock and grandstand/clubhouse areas total approximately 20 acres, or 9.2% of this component.

It is our judgment that ██% of the Racetrack (Residential) Component (██% of the total site), equal to ██ acres, will be required to be dedicated for public use.

Note that while a smaller dedication maybe possible, this larger dedication is the most logical relative to the preservation issues, and – most importantly – reduces the risk, costs, bitterness, and timing of the approval (entitlement) process. We have reflected this in the discount rate selected below.

It also would enhance the value of the finished development (shown previously as part of the Locational Amenity Adjustment).

Annual Cost/Vacating and Entitlement

The process of closing the track, obtaining approvals for demolishing part of it, and obtaining approval for redevelopment (entitlement) of the site will include legal, environmental impact report, lobbying, political, and possibly electoral costs. As described, costs to the joint venture for this process for the 85-acre Excess (Commercial) Land Component are reported at $20,000,000 over four to five years. Costs to Caruso for approval of his Americana project in Glendale were reported (by a separate source) at $25,000,000. Both of these projects had to overcome opposition funded by neighboring shopping centers fighting to prevent competition; the subject would face more diverse opposition, but opposition lacking the same financial resources.

We have interviewed a number of land use experts, all with extensive experience in the Los Angeles region, on a generalized basis, as to the scale of likely costs. All were of the opinion that it could easily cost in the million dollar plus annual range and probably be substantially higher.

We have estimated this cost at $2,000,000 per year calculated at $10,000,000 on a current (discounted) basis.

Demolition Estimate

As described, the main improvements – specifically the grandstand/clubhouse, paddock area, and infield, are assumed to be retained, meeting historic preservation and public dedication requirements. We have therefore assumed that demolition requirements will be limited to the stable areas, less a small portion (estimated at two or three of the 61 structures) also required to be preserved.

Based on the cost study previously cited, the 61 buildings stable area has a gross building area of 711,575 square feet. Construction is primarily wood frame, but with some concrete block structures.

Based on Marshall Valuation Service (Section 66, page 11), demolition costs are estimated at $4.00 per square foot.

We have estimated that five percent of the stable area will be preserved, with 95% demolished.

The estimated demolition cost equals $2,700,000 (711,575 sq. ft. x 95% = 675,996 sq. ft. x $4.00).

Additional costs for preservation, specifically the probable relocation and historic renovation of the two or three preserved stables, is estimated at $500,000 for a total cost of $3,200,000.

Discount Rate

The 2010 CB Richard Ellis Developer Survey indicates discount rates in the 20% range. Note that this includes both entitlement and construction risk, typically includes some projected price appreciation, and generally applies to generic projects in outlying areas.

The subject site, due to its size, identity, significantly superior locational and demographic characteristics, would be much more attractive to select developers. The conservative assumptions used (no price appreciation over the holding period, relatively major dedication for public purposes, significant additional upfront cost allowances) also lower the required discount.

We have concluded at a discount rate at the low end of the range, or 10%. Our concluded rate includes consideration for potential value growth and holding costs over the time period.

VALUE CONCLUSION – RACETRACK (RESIDENTIAL) LAND COMPONENT – AS IS

The chart below presents the components discussed above and presents our concluded 'As Is' residential land value for the subject:

CONCLUDED RESIDENTIAL LAND VALUE - AS IS	
Concluded 'As If Vacant' Residential Land Value	$96,000,000
Less: Exceptional Entitlement Costs	($10,000,000)
Less: Demolition Costs	($2,700,000)
Less: Historic Renovation / Preservation	($500,000)
	$82,800,000
Present Value Analysis	
Development Time	5 Years
Discount Rate	10.0%
Present 'As Is' Value	**$51,412,286**
(Rounded)	**$51,400,000**
Compiled by CBRE	

Test of Reasonableness

As a final test of reasonableness, we compared the above concluded 'As Is' residential land value of $51,400,000, or $94,139 per entitled paper lot, to a March 2010 sale of a 140± acres of R1 zoned land in an affluent Southern California city (Oceanside). This raw site is located inland but surrounds a golf course. At a sale price of $16,700,000 and a projected lot count of 202 lots, the price paid per lot was $82,673. While this transaction is located some distance from the subject and is generally inferior it provides additional support for our 'As Is' value conclusion.

LAND VALUE – EXCESS (COMMERCIAL) LAND

The value of the 85 acres of excess or surplus land has been estimated by comparing similar commercial or commercial oriented sites that have sold, or are currently in escrow to the subject.

Consistent with market practice, we have used price per square foot as the unit of comparison. Each sale is discussed on the following pages, with an analysis and conclusion following. A summary chart of the data is presented below, with a map on the following page. Detailed data sheets for each sale are included in the Addenda.

SUMMARY OF COMPARABLE LAND SALES (EXCESS LAND)

No.	Property Location	Transaction Type	Transaction Date	Zoning	Actual Sale Price	Adjusted Sale Price1	Size (Acres)	Size (SF)	Price Per SF
1)	Whittier Blvd Assemblage Whittier, CA	Sale2 Negotiations	Apr-10	Various	$73,370,286	$73,370,286	95.00	4,138,200	$17.73
2)	2001 E. 57th Street Vernon, CA	Sale	Mar-10	Industrial	$14,385,254	$14,385,254	10.75	468,270	$30.72
3)	8001 Garvey Avenue Rosemead, CA	Sale	Feb-10	C3	$17,987,000	$17,987,000	16.85	734,147	$24.50
4)	465 Crenshaw Blvd. Torrance, CA	Sale	Dec-09	M2	$17,650,000	$17,650,000	15.00	653,400	$27.01
5)	NWC Central & University Carson, CA	Failed Escrow	Oct-09	CM	$5,200,000	$5,300,000	4.97	216,493	$24.48
6)	1201 North Magnolia Ave Anahiem, CA	Sale	Apr-09	Industrial	$19,795,398	$21,295,398	21.64	942,638	$22.59
7)	NEC Foothill and College Claremont, CA	Sale	Jan-09	C-LE	$10,400,000	$10,400,000	11.46	499,198	$20.83
	SUBJECT 285 W. Huntington Dr. Arcadia, CA	---	---	S1 and R1	---	---	85.00	3,702,600	---

1Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
2Comparable sale price is an estimation (see narrative)
Compiled by CBRE


SUBJECT
265 W Huntington Dr
Arcadia, CA 91007
Comparable 1
Nelles Correction Facility
Whittier, CA
Comparable 2
2001 E 57th St
Los Angeles, CA 90058
Comparable 3
8001 Garvey Ave
Rosemead, CA 91770
465 Crenshaw Blvd
Torrance, CA 90503
Comparable 5
NWC Central & University
Carson, CA
Comparable 6
1201 N Magnolia Ave
Anaheim, CA 92831
Comparable 7
NEC Foothill and College
Claremont, CA
Glendale
Pasadena
Monrovia
Los Angeles
El Monte
West Covina
Pomona
Whittier
Inglewood
Torrance
Anaheim

The sales utilized represent the best data available for comparison with the subject property. They were selected from our research of comparable land sales within the Southern California area. These sales were chosen based upon location, size of the site, date of sale, and highest and best use of the site. We have analyzed the comparable land sales on a price per square foot of land area basis.

ANALYSIS OF LAND SALES

Land Sale One

This comparable represents two abutting components listed separately but marketed for assemblage potential. Both components have significant frontage on Whittier Boulevard in the city of Whittier. The larger component is the Fred C. Nelles Youth Correction facility which the State of California has recently (February 2010) selected a buyer for. It is approximately 74 acres located at the southeast corner of Whittier Boulevard and Sorensen Avenue in the city of Whittier, California. There are 64 existing buildings, eight maybe historic. The demolition and site costs were cited as significant to the ultimate purchase price, by one participant; however, a specific cost estimate was not available. The site is currently zoned Workplace District in the Whittier Specific Plan. Development will need specific city approval and will probably contain a 15% low income requirement. There is a proposal (by the city of Whittier) for mixed use of the property including public parks, residential (10 to 35 units per acre), retail and office. The site is sold pending entitlements which are projected by the seller in Q4 2010.

The Whittier Daily News (Feb-15 2010) reports confirmation through the City Manager (Steve Helvey) that the buyers are a development team comprised of Lewis Operating Group of Upland and Shapell Homes of Beverly Hills. Our confirmation requests through the city and state were unsuccessful due to confidentially clauses in the contract. The reported price as disclosed in the same article is

$57,000,000 or $17.73 per square foot. While parties directly associated could not violate confidentiality multiple sources indicated this figure was reasonable.

The second component represents approximately 21 acres, improved with two industrial buildings on Whittier Boulevard and abutting the Nelles site. The broker involved with the listing indicated there were offers from buyers who were interested in this portion as a standalone component as well as those who bid on the Nelles site. A source involved with this sale negotiation indicated that the buyer of the Nelles site is one of several participants currently active in the final round of price negotiations, retaining the potential for assemblage of both sites. While the same confidential source could not confirm the current negotiating price it is reportedly similar to the Nelles escrow price. We have applied $17.73 per square foot to arrive at an estimated purchase price for all 95-acres.

All parties surveyed noted the strong interest from well capitalized and/or institutional buyers was a positive sign in a market where investments of this scale have languished.

Adjustments

Conditions of Sale: As pending transactions in a volotile market a downward adjustment is warranted.

Location: An upward adjustment for the comparable's inferior Whittier location has been applied. Whittier has a significantly lower demographic profile when compared to the subject.

Zoning/Use: The subject's zoning is a mix of residential and special use, both of which would require zone changes to allow the proposed commercial/mixed-use development. Further, the city's is likely to require (based on its proposal) significant open space and the preservation of some or all of the historic buildings. These considerations require upward adjustment.

Other Realty Components: The large multi-family residential component of the Nelles site would not require significant adjustment if all units were market rate; however, the city is likely to require 15% of the residential units be rent restricted for low-income tenants. This necessitates an upward adjustment.

Non-Realty Components: Upward adjustment is necessary for the cost of demolition and clean up.

Land Sale Two

This is the March 2010 sale of a 10.75-acre industrial site located at 2001 E. 57th Street in the city of Vernon. The site is situated midblock on the south side of 57th Street, with additional access/exposure to 55th Street, which borders the site to the north. The site is L-shaped, is level at grade with the adjacent surface streets, and has all utilities in place. The site is zoned I by the city of Vernon.

The buyer dba is C.R. Laurence Co. is a user already in Vernon and required a minimum 10 acre site. This was the only site available to the buyer in this size range. The land area size was reduced from its original purchase by the City of Vernon due to a lot line adjustment. The sale price is $14,385,254, or $30.72 per square foot. It was listed for sale in November 2009 at $30.72 per square foot.

The city of Vernon acquired the site in December 2007 from Smurfit Stone Container, at that time the site was improved with five industrial buildings with a combined building area of 168,926 square feet, which were subsequently demolished.

The property sold for $17,250,000, or $35.77 per square foot based on a land area of 11.1 acres.

Adjustments

Conditions of Sale: As an owner user sale downward adjustment is warranted.

Location: An upward adjustment for the comparable's inferior Vernon location has been applied. Whittier has a significantly lower demographic profile when compared to the subject.

Land Sale Three

This the February 2010 sale of a former automotive auction facility located on the northern line of Garvey Avenue at Denton Avenue in the city of Rosemead. The site contains approximately 16.85 acres and was previously utilized by the seller as the Los Angeles Dealers Auto Auction. Onsite improvements are comprised of a two-story main building containing ±25,728 square feet (per Assessor) constructed in 1951. Additional miscellaneous improvements include several workshop buildings, sheds, and canopies. The property was marketed as a redevelopment site unpriced. Five buyers were selected and invited to submit "best and final" offers. The purchase price was $17,987,000, or $24.50 per square foot of site area. There were several offers below this price and one above. The buyer was selected based on an ability to complete due diligence within 30 days and close in 60 days. Most buyers wanted time to explore entitlements. The selected buyer also paid cash. It is understood the buyer intends to develop the site with a single-story retail center and the city of Rosemead is said to favor such a proposal. However, there were no entitlements in place at the close of escrow.

Adjustments

Location: An upward adjustment for the comparable's inferior Rosemead location has been applied. Rosemead has a significantly lower demographic profile when compared to the subject.

Non-Realty Components:	Upward adjustment is necessary for the cost of demolition and clean up.

Land Sale Four

This is a December 2009 escrow of a 15.0 acre, triangular shaped site located on the west side of Crenshaw Boulevard at 208 Street in the city of Torrance. The local area is developed with predominately industrial properties. The site was utilized by PPG as a paint manufacturing plant. The improvements were demolished over a decade ago. The seller has been remediating the site and will deliver the site clean and will indemnify the buyer from any future environmental liabilities. In September 2008 the property was marketed to major and local industrial developers on an open bid basis. The City of Torrance was the highest bidder at $32.00 per square foot. In March 2009 the purchase price was renegotiated to $27.00 per square foot due to deteriorating market conditions. This reflects a 15.6 decline in price over six months. The sale was put into escrow in March 2009. The City of Torrance will be using approximately 5.0 to 6.0 acres of the site for a transit yard. The remaining acreage will be held for future development.

Adjustments

Conditions of Sale:	As a failed transactions in a declining market a downward adjustment is warranted.
Location:	An upward adjustment for the comparable's inferior Torrance location has been applied. Whittier has a significantly lower demographic profile when compared to the subject.

Land Sale Five

This is the failed escrow of a 4.97-acre site located at the northwest corner of Central and University Avenues in the city of Carson. Adjacent uses include the campus of Cal State Dominguez Hills and single-family residential districts. The site is vacant, level at street grade with all utilities to site. The zoning is CM or commercial manufacturing, which permits a variety of uses.

According to the listing broker, the property was under contract for a little over $5 million, and we have used the figure $5,200,000, or $24.48 per square foot. The buyer intended to construct a medical office building, but dropped out of escrow in October 2009 as he was able to acquire and reconfigure an existing building at a lower price point. The site has been listed for sale at $10,000,000 and has been on the market for 24 months.

While small relative to the subject, this comparable is a recent negotiation of a large similarly zoned site in an infill location, with good frontage and exposure.

Adjustments

Conditions of Sale: As a failed escrow a downward adjustment is necessary.

Market Conditions: As an older transaction in a declining market a downward adjustment for time has been made.

Location: Due to the comparable's inferior location with a significantly inferior demographic profile upward adjustment was warranted.

Parcel Size/Value: Downward adjustment is necessary for the comparable's smaller size/value, and resulting scale of required investment.

Land Sale Six

This comparable is the April 2009 sale of a 21.64-acre parcel located at 1201 North Magnolia Boulevard in the city of Anaheim in Orange County. Specifically, the property is located on the west side of North Magnolia, just south of the Artesia (SH 91) Freeway. Adjacent uses are primarily industrial with some commercial office uses. The site is mostly rectangular in shape and appears to be level, although the plat map reveals a slope easement along North Magnolia Boulevard. The site has very good access to the Artesia and Santa Ana (I-5) freeways. Improvements to the site include a vacant single-tenant manufacturing building totaling 290,000 square feet and constructed in 1953. According to the listing agent, there was a bid auction for the site in August 2008. Offers came in the low $20's on a per square foot basis. The property sold to a developer that intends to develop a build-to-suit for Northgate Supermarket. The broker believes that because the developer has the tenant in tow, he was willing to pay slightly above market for the site. Costs to demolish the building, and clean up the site are estimated at $1,500,000.

Adjustments

Conditions of Sale: Some downward adjustment is necessary for the seller's motivation.

Location: In comparison to the subject a significant upward adjustment for the comparable's inferior location is warranted.

Non Realty Components: Upward adjustment is necessary for the cost of demolition and clean up.

Land Sale Seven

This comparable is the January 2009 sale of 11.6-acres of raw land located on the northeast corner of Foothill Boulevard and College Avenue, in the city of Claremont. The site is directly north of the Harvey Mudd College, a prestigious engineering and science school which is part of the contiguous

Claremont Colleges. The buyer reportedly intends to develop the southern portion of the site with a parking lot in order to fulfill zoning requirements for a nearby expansion of the college. The site was raw land at the time of the transaction. Community objection to development of the comparable site was significant. The northern portion of the site is to be sold to a related education entity, for an undisclosed amount, for continued use as a biology field station. At the reported sale price of $10,400,000 the price per square foot is $20.83 and the price per acre is $907,504.

Adjustments

Market Conditions: As an older transaction in an improving market an upward adjustment for time has been made.

Location: In comparison to the subject a significant upward adjustment for the comparable's inferior location is warranted.

Parcel Size/Value: Downward adjustment is necessary for the comparable's smaller size/value, and resulting scale of required investment

Zoning/Use: An upward adjustment is required for the comparable's zoning/proposed use due to it restricted use (portion left vacant/parking only).

SUMMARY OF ADJUSTMENTS

Based on a comparative analysis, the following table summarizes the adjustments warranted when comparing each sale to the subject.

LAND SALES ADJUSTMENT GRID - EXCESS LAND

Comparable Number	1	2	3	4	5	6	7	Subject
Transaction Type	Escrow & Neg.	Sale	Sale	Sale	Failed Escrow	Sale	Sale	
Transaction Date	Apr-10	Mar-10	Feb-10	Dec-09	Oct-09	Apr-09	Jan-09	
Zoning/Use	Various	Industrial	C3	M2	CM	Industrial	C-LE	
Actual Sale Price	$73,370,286	$14,385,254	$17,987,000	$17,650,000	$5,200,000	$19,795,398	$10,400,000	
Adjusted Sale Price [1]	$73,370,286	$14,385,254	$17,987,000	$17,650,000	$5,300,000	$21,295,398	$10,400,000	
Size (Acres)	95.00	10.75	16.85	15.00	4.97	21.64	11.46	85.00
Size (SF)	4,138,200	468,270	734,147	653,400	216,493	942,638	499,198	3,702,600
Price Per Acre	$772,319	$1,338,163	$1,067,243	$1,176,667	$1,066,398	$984,076	$907,504	
Price ($ PSF)	$17.73	$30.72	$24.50	$27.01	$24.48	$22.59	$20.83	
Property Rights Conveyed	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Financing Terms [1]	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Conditions of Sale	-10.0%	-25.0%	0.0%	-5.0%	-5.0%	-5.0%	0.0%	
Market Conditions	0.0%	0.0%	0.0%	0.0%	-5.0%	-10.0%	-15.0%	
Subtotal	$15.96	$23.04	$24.50	$25.66	$22.09	$19.32	$17.71	
Location	40.0%	40.0%	30.0%	20.0%	35.0%	35.0%	35.0%	
Parcel Size/Value	0.0%	0.0%	0.0%	0.0%	-10.0%	0.0%	-5.0%	
Access/Exposure	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Physical Characteristics	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Zoning/Use	20.0%	0.0%	0.0%	0.0%	0.0%	0.0%	50.0%	
Other Realty Components	10.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Non-Realty Components	10.0%	0.0%	5.0%	0.0%	0.0%	10.0%	0.0%	
Total Other Adjustments	80.0%	40.0%	35.0%	20.0%	25.0%	45.0%	80.0%	
Value Indication for Subject	$28.72	$32.26	$33.08	$30.79	$27.62	$28.01	$31.88	

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)

Compiled by CBRE

CONCLUSION – EXCESS LAND (COMMERCIAL) COMPONENT

The comparable land sales provided unadjusted pricing indications from $17.73 to $30.72 per square foot of site area, and adjusted pricing from $22.59 to $33.08 per square foot, with an average adjusted pricing indication of $29.23 per square foot.

Based on the preceding analysis of each comparable and the foregoing adjustment grid, we have concluded slightly above the average of the adjusted pricing indications. The following table presents the valuation conclusion:

CONCLUDED LAND VALUE - EXCESS (COMMERCIAL) SITE				
$ PSF		Subject SF		Total
$31.00	x	3,702,600	=	$114,780,600
Indicated Value (Rounded):				**$115,000,000**
Compiled by CBRE				

We are also aware of a recent land listing within ½ mile of the subject at 650 W. Huntington Drive. The listing is for narrow, 1.69 acres with 133 feet of frontage and ARC-OD (commercial/office) zoning. The owner is in the process of seeking entitlements for a 75-unit senior condominium project. This listing has been reduced from $7,890,000 to $6,980,000 with no serious interest at either price. At the current price the asking price equates to $94.82 per square foot. Considering reasonable reductions for the listing's lack of interest at this price and significantly smaller size this listing provides further support for our value conclusion.

Finally, in January of 2010, the State of California auctioned off approximately 150-acres of land which included the Orange County Fairground. Similar to the subject site, this is a large, generally infill site in a relatively affluent area with existing uses that would be exceptionally contentious to redevelop. As reported in the Los Angeles Times and the Orange County Register, initial bids ranged between $2 million and $55 million dollars. This wide range highlights the challenge in underwriting assets of this nature during the current economic environment. The winning bidder was Craig Realty Group, developers of the Citadel Outlet Center in Commerce and the Cabazon Outlet shops, both major regional shopping destinations. The winning bid was $56.5 million dollars or roughly $8.65 per square foot of land. The buyer indicated that continued operation of a portion of the property as a fair ground is intended however a break out of the intended uses was not available. This makes direct comparison to the subject unreliable and discussion of the sale is included for reference only.

VALUE CONCLUSION – ALL COMPONENTS

The Racetrack (Residential) Component was valued on a Hypothetical 'As if Vacant and Entitled' basis using both the Sales Comparison Approach and Land Residual Analysis. The results were as follows:

Sales Comparison:	$96,000,000
Land Residual Analysis:	$98,000,000

These hypothetical values were used as a basis for the 'As Is' value of the Racetrack (Residential) Component. This was done by factoring in extraordinary costs associated with the subject's current historic improvements and adjusting (discounting) for the time necessary for the subject to reach a vacant and entitled status. Based on this analysis we have concluded to an 'As Is' value for the Racetrack (Residential) Component of **$51,400,000.**

The Excess (Commercial) Land Component was valued at **$115,000,000.**

The combined market value equals the sum of **$166,400,000.**

ASSUMPTIONS AND LIMITING CONDITIONS

1. Unless otherwise specifically noted in the body of the report, it is assumed that title to the property or properties appraised is clear and marketable and that there are no recorded or unrecorded matters or exceptions to total that would adversely affect marketability or value. CB Richard Ellis, Inc. is not aware of any title defects nor has it been advised of any unless such is specifically noted in the report. CB Richard Ellis, Inc., however, has not examined title and makes no representations relative to the condition thereof. Documents dealing with liens, encumbrances, easements, deed restrictions, clouds and other conditions that may affect the quality of title have not been reviewed. Insurance against financial loss resulting in claims that may arise out of defects in the subject property's title should be sought from a qualified title company that issues or insures title to real property.

2. It is assumed that improvements have been constructed or will be constructed according to approved architectural plans and specifications and in conformance with recommendations contained in or based upon any soils report(s).

   Unless otherwise specifically noted in the body of this report, it is assumed: that any existing improvements on the property or properties being appraised are structurally sound, seismically safe and code conforming; that all building systems (mechanical/electrical, HVAC, elevator, plumbing, etc.) are, or will be upon completion, in good working order with no major deferred maintenance or repair required; that the roof and exterior are in good condition and free from intrusion by the elements; that the property or properties have been engineered in such a manner that it or they will withstand any known elements such as windstorm, hurricane, tornado, flooding, earthquake, or similar natural occurrences; and, that the improvements, as currently constituted, conform to all applicable local, state, and federal building codes and ordinances. CB Richard Ellis, Inc. professionals are not engineers and are not competent to judge matters of an engineering nature. CB Richard Ellis, Inc. has not retained independent structural, mechanical, electrical, or civil engineers in connection with this appraisal and, therefore, makes no representations relative to the condition of improvements. Unless otherwise specifically noted in the body of the report: no problems were brought to the attention of CB Richard Ellis, Inc. by ownership or management; CB Richard Ellis, Inc. inspected less than 100% of the entire interior and exterior portions of the improvements; and CB Richard Ellis, Inc. was not furnished any engineering studies by the owners or by the party requesting this appraisal. If questions in these areas are critical to the decision process of the reader, the advice of competent engineering consultants should be obtained and relied upon. It is specifically assumed that any knowledgeable and prudent purchaser would, as a precondition to closing a sale, obtain a satisfactory engineering report relative to the structural integrity of the property and the integrity of building systems. Structural problems and/or building system problems may not be visually detectable. If engineering consultants retained should report negative factors of a material nature, or if such are later discovered, relative to the condition of improvements, such information could have a substantial negative impact on the conclusions reported in this appraisal. Accordingly, if negative findings are reported by engineering consultants, CB Richard Ellis, Inc. reserves the right to amend the appraisal conclusions reported herein.

3. Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraisers. CB Richard Ellis, Inc. has no knowledge of the existence of such materials on or in the property. CB Richard Ellis, Inc., however, is not qualified to detect such substances. The presence of substances such as asbestos, urea formaldehyde foam insulation, contaminated groundwater or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

   We have inspected, as thoroughly as possible by observation, the land; however, it was impossible to personally inspect conditions beneath the soil. Therefore, no representation is made as to these matters unless specifically considered in the appraisal.

4. All furnishings, equipment and business operations, except as specifically stated and typically considered as part of real property, have been disregarded with only real property being considered in the report unless otherwise stated. Any existing or proposed improvements, on or off-site, as well as any alterations or repairs considered, are assumed to be completed in a workmanlike manner according to standard practices based upon the information submitted to CB Richard Ellis, Inc. This report may be subject to amendment upon re-inspection of the subject property subsequent to repairs, modifications, alterations and completed new construction. Any estimate of Market Value is as of the date indicated; based upon the information, conditions, and projected levels of operation.

5. It is assumed that all factual data furnished by the client, property owner, owner's representative, or persons designated by the client or owner to supply said data are accurate and correct unless otherwise specifically noted in the appraisal

report. Unless otherwise specifically noted in the appraisal report, CB Richard Ellis, Inc. has no reason to believe that any of the data furnished contain any material error. Information and data referred to in this paragraph include, without being limited to, numerical street addresses, lot and block numbers, Assessor's Parcel Numbers, land dimensions, square footage area of the land, dimensions of the improvements, gross building areas, net rentable areas, usable areas, unit count, room count, rent schedules, income data, historical operating expenses, budgets, and related data. Any material error in any of the above data could have a substantial impact on the conclusions reported. Thus, CB Richard Ellis, Inc. reserves the right to amend conclusions reported if made aware of any such error. Accordingly, the client-addressee should carefully review all assumptions, data, relevant calculations, and conclusions within 30 days after the date of delivery of this report and should immediately notify CB Richard Ellis, Inc. of any questions or errors.

6. The date of value to which any of the conclusions and opinions expressed in this report apply, is set forth in the Letter of Transmittal. Further, that the dollar amount of any value opinion herein rendered is based upon the purchasing power of the American Dollar on that date. This appraisal is based on market conditions existing as of the date of this appraisal. Under the terms of the engagement, we will have no obligation to revise this report to reflect events or conditions that occur subsequent to the date of the appraisal. However, CB Richard Ellis, Inc. will be available to discuss the necessity for revision resulting from changes in economic or market factors affecting the subject.
7. CB Richard Ellis, Inc. assumes no private deed restrictions, limiting the use of the subject property in any way.
8. Unless otherwise noted in the body of the report, it is assumed that there are no mineral deposit or subsurface rights of value involved in this appraisal, whether they be gas, liquid, or solid. Nor are the rights associated with extraction or exploration of such elements considered unless otherwise stated in this appraisal report. Unless otherwise stated it is also assumed that there are no air or development rights of value that may be transferred.
9. CB Richard Ellis, Inc. is not aware of any contemplated public initiatives, governmental development controls, or rent controls that would significantly affect the value of the subject.
10. The estimate of Market Value, which may be defined within the body of this report, is subject to change with market fluctuations over time. Market value is highly related to exposure, time promotion effort, terms, motivation, and conclusions surrounding the offering. The value estimate(s) consider the productivity and relative attractiveness of the property, both physically and economically, on the open market.
11. Any cash flows included in the analysis are forecasts of estimated future operating characteristics are predicated on the information and assumptions contained within the report. Any projections of income, expenses, and economic conditions utilized in this report are not predictions of the future. Rather, they are estimates of current market expectations of future income and expenses. The achievement of the financial projections will be affected by fluctuating economic conditions and is dependent upon other future occurrences that cannot be assured. Actual results may vary from the projections considered herein. CB Richard Ellis, Inc. does not warrant these forecasts will occur. Projections may be affected by circumstances beyond the current realm of knowledge or control of CB Richard Ellis, Inc.
12. Unless specifically set forth in the body of the report, nothing contained herein shall be construed to represent any direct or indirect recommendation of CB Richard Ellis, Inc. to buy, sell, or hold the properties at the value stated. Such decisions involve substantial investment strategy questions and must be specifically addressed in consultation form.
13. Also, unless otherwise noted in the body of this report, it is assumed that no changes in the present zoning ordinances or regulations governing use, density, or shape are being considered. The property is appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, nor national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report is based, unless otherwise stated.
14. This study may not be duplicated in whole or in part without the specific written consent of CB Richard Ellis, Inc. nor may this report or copies hereof be transmitted to third parties without said consent, which consent CB Richard Ellis, Inc. reserves the right to deny. Exempt from this restriction is duplication for the internal use of the client-addressee and/or transmission to attorneys, accountants, or advisors of the client-addressee. Also exempt from this restriction is transmission of the report to any court, governmental authority, or regulatory agency having jurisdiction over the party/parties for whom this appraisal was prepared, provided that this report and/or its contents shall not be published, in whole or in part, in any public document without the express written consent of CB Richard Ellis, Inc. which consent CB Richard Ellis, Inc. reserves the right to deny. Finally, this report shall not be advertised to the public or otherwise used to induce a third party to purchase the property or to make a "sale" or "offer for sale" of any "security", as such terms are defined and used in the Securities Act of 1933, as amended. Any third party, not covered by the exemptions herein, who may possess this report, is advised that they should rely on their own independently secured advice for any

decision in connection with this property. CB Richard Ellis, Inc. shall have no accountability or responsibility to any such third party.

15. Any value estimate provided in the report applies to the entire property, and any pro ration or division of the title into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.

16. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. Component values for land and/or buildings are not intended to be used in conjunction with any other property or appraisal and are invalid if so used.

17. The maps, plots, sketches, graphs, photographs and exhibits included in this report are for illustration purposes only and are to be utilized only to assist in visualizing matters discussed within this report. Except as specifically stated, data relative to size or area of the subject and comparable properties has been obtained from sources deemed accurate and reliable. None of the exhibits are to be removed, reproduced, or used apart from this report.

18. No opinion is intended to be expressed on matters that may require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers. Values and opinions expressed presume that environmental and other governmental restrictions/conditions by applicable agencies have been met, including but not limited to seismic hazards, flight patterns, decibel levels/noise envelopes, fire hazards, hillside ordinances, density, allowable uses, building codes, permits, licenses, etc. No survey, engineering study or architectural analysis has been made known to CB Richard Ellis, Inc. unless otherwise stated within the body of this report. If the Consultant has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representation or warranty is made concerning obtaining these items. CB Richard Ellis, Inc. assumes no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard insurance. An agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

19. Acceptance and/or use of this report constitutes full acceptance of the Contingent and Limiting Conditions and special assumptions set forth in this report. It is the responsibility of the Client, or client's designees, to read in full, comprehend, and thus become aware of the aforementioned contingencies and limiting conditions. Neither the Appraiser nor CB Richard Ellis, Inc. assumes responsibility for any situation arising out of the Client's failure to become familiar with and understand the same. The Client is advised to retain experts in areas that fall outside the scope of the real estate appraisal/consulting profession if so desired.

20. CB Richard Ellis, Inc. assumes that the subject property analyzed herein will be under prudent and competent management and ownership; neither inefficient nor super-efficient.

21. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.

22. No survey of the boundaries of the property was undertaken. All areas and dimensions furnished are presumed to be correct. It is further assumed that no encroachments to the realty exist.

23. The *Americans with Disabilities Act* (ADA) became effective January 26, 1992. Notwithstanding any discussion of possible readily achievable barrier removal construction items in this report, CB Richard Ellis, Inc. has not made a specific compliance survey and analysis of this property to determine whether it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the ADA. If so, this fact could have a negative effect on the value estimated herein. Since CB Richard Ellis, Inc. has no specific information relating to this issue, nor is CB Richard Ellis, Inc. qualified to make such an assessment, the effect of any possible non-compliance with the requirements of the ADA was not considered in estimating the value of the subject property.

24. Client shall not indemnify Appraiser or hold Appraiser harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate appraisal results to others, which acts of the Client proximately result in damage to Appraiser. The Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party. In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover from the other reasonable attorney fees and costs.

25. The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CB Richard Ellis, Inc. or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.



ADDENDA

ADDENDUM A

GLOSSARY OF TERMS

assessed value Assessed value applies in ad valorem taxation and refers to the value of a property according to the tax rolls. Assessed value may not conform to market value, but it is usually calculated in relation to a market value base. †

cash equivalency The procedure in which the sale prices of comparable properties sold with atypical financing are adjusted to reflect typical market terms.

contract rent The actual rental income specified in a lease. ‡

effective rent The rental rate net of financial concessions such as periods of no rent during the lease term; may be calculated on a discounted basis, reflecting the time value of money, or on a simple, straight-line basis. ‡

excess land In regard to an improved site, the land not needed to serve or support the existing improvement. In regard to a vacant site or a site considered as though vacant, the land no needed to accommodate the site's primary highest and best use. Such land may be separated from the larger site and have its own highest and best use, or it may allow for future expansion of the existing or anticipated improvement. *See also* surplus land. ‡

extraordinary assumption An assumption directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property such as market conditions or trends; or about the integrity of data used in an analysis. *See also* hypothetical condition. ‡

fee simple estate Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat. ‡

floor area ratio (FAR) The relationship between the above-ground floor area of a building, as described by the building code, and the area of the plot on which it stands; in planning and zoning, often expressed as a decimal, e.g., a ratio of 2.0 indicates that the permissible floor area of a building is twice the total land area; also called *building-to-land ratio*. ‡

full service lease A lease in which rent covers all operating expenses. Typically, full service leases are combined with an *expense stop*, the expense level covered by the contract lease payment. Increases in expenses above the expense stop level are passed through to the tenant and are known as *expense pass-throughs*.

going concern value Going concern value is the value of a proven property operation. It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to the business value. †

gross building area (GBA) The total floor area of a building, including below-grade space but excluding unenclosed areas, measured from the exterior of the walls. Gross building area for office buildings is computed by measuring to the outside finished surface of permanent outer building walls without any deductions. All enclosed floors of the building including basements, mechanical equipment floors, penthouses, and the like are included in the measurement. Parking spaces and parking garages are excluded. ‡

hypothetical condition That which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis. *See also* extraordinary assumption. ‡

insurable value Insurable Value is based on the replacement and/or reproduction cost of physical items that are subject to loss from hazards. Insurable value is that portion of the value of an asset or asset group that is acknowledged or recognized under the provisions of an applicable loss insurance policy. This value is often controlled by state law and varies from state to state. †

investment value Investment value is the value of an investment to a particular investor based on his or her investment requirements. In contrast to market value, investment value is value to an individual, not value in the marketplace. Investment value reflects the subjective relationship between a particular investor and a given investment. When measured in dollars, investment value is the price an investor would pay for an investment in light of its perceived capacity to satisfy his or her desires, needs, or investment goals. To estimate investment value, specific investment criteria must be known. Criteria to evaluate a real estate investment are not necessarily set down by the individual investor; they may be established by an expert on real estate and its value, that is, an appraiser. †

leased fee
See leased fee estate

leased fee estate An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.[‡]

leasehold
See leasehold estate

leasehold estate The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.[‡]

market rent The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations.[‡]

market value Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. Market value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: 1) A reasonable time is allowed for exposure in the open market; 2) Both parties are well informed or well advised, and acting in what they consider their own best interests; 3) Buyer and seller are typically motivated; 4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.[§]

marketing period The time it takes an interest in real property to sell on the market subsequent to the date of an appraisal.[‡]

net lease Lease in which all or some of the operating expenses are paid directly by the tenant. The landlord never takes possession of the expense payment. In a *Triple Net Lease* all operating expenses are the responsibility of the tenant, including property taxes, insurance, interior maintenance, and other miscellaneous expenses. However, management fees and exterior maintenance are often the responsibility of the lessor in a triple net lease. A *modified net lease* is one in which some expenses are paid separately by the tenant and some are included in the rent.

net rentable area (NRA) 1) The area on which rent is computed. 2) The Rentable Area of a floor shall be computed by measuring to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. No deductions shall be made for columns and projections necessary to the building. Include space such as mechanical room, janitorial room, restrooms, and lobby of the floor.[*]

occupancy rate The relationship or ratio between the income received from the rented units in a property and the income that would be received if all the units were occupied.[‡]

prospective value opinion A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new us, or those that have not achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written.[‡]

reasonable exposure time The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective opinion based upon an analysis of past events assuming a competitive and open market.[††]

rent
See
full service lease
net lease
market rent
contract, coupon, face, or nominal rent
effective rent

shell rent The typical rent paid for retail, office, or industrial tenant space based on minimal "shell" interior finishes (called plain vanilla finish in some areas). Usually the landlord delivers the main building shell space or some minimum level of interior build-out, and the tenant completes the interior finish, which can include wall, ceiling, and floor finishes; mechanical systems, interior electric, and plumbing. Typically these are long-term leases with tenants paying all or most property expenses.[†]

surplus land Land not necessary to support the highest and best use of the existing improvement but, because of physical limitations, building placement, or neighborhood norms, cannot be sold off separately. Such land may or may not contribute positively to value and may or may not accommodate future expansion of an existing or anticipated improvement. *See also* excess land.[‡]

usable area 1) The area actually used by individual tenants. 2) The Usable Area of an office building is computed by measuring to the finished surface of the office side of corridor and other permanent walls, to the center of partitions that separate the office from adjoining usable areas, and to the inside finished surface of the dominant portion of the permanent outer building walls. Excludes areas such as mechanical rooms, janitorial room, restrooms, lobby, and any major vertical penetrations of a multi-tenant floor.[*]

use value Use value is a concept based on the productivity of an economic good. Use value is the value a specific property has for a specific use. Use value focuses on the value the real estate contributes to the enterprise of which it is a part, without regard to the property's highest and best use or the monetary amount that might be realized upon its sale.[†]

value indication An opinion of value derived through application of the appraisal process.[‡]

[†] *The Appraisal of Real Estate*, Twelfth Edition, Appraisal Institute, 2001.

[‡] *The Dictionary of Real Estate Appraisal*, Fourth Edition, Appraisal Institute, 2002.

[§] Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP)*.

[*] 2000 BOMA Experience Exchange Report, Income/Expense Analysis for Office Buildings (Building Owners and Managers Association, 2000)

[††] *Statement on Appraisal Standard No. 6*, Appraisal Standards Board of The Appraisal Foundation, September 16, 1993, revised June 15, 2004.

[‡]

ADDENDUM B

SECONDARY VALUATION ANALYSIS

ALTERNATIVE ANALYSIS, RACETRACK (RESIDENTIAL) COMPONENT (CB #10-0736A)

Prior appraisal (CB #10-0736) incorporated by reference.

Alternative Assumptions

1 [pg. 42 & 54])	Park and historic dedications reduced to █% from ███%, results in "Resulting Development Site Area" of 184.23 acres (vs. prior 156.74), and "Resulting Net Site Area" of 147.39 acres (vs. prior 125.39 acres), an increase of 17.55%. Applied to the prior final or finished value of \$96,000,000 results in a Value "As Vacant and Entitled" of \$112,848,000 (\$96,000,000 x 1.1755).
2)	This is a value in current dollars. Applying a 3% annual inflation/price appreciation over the five year holding period increases the future value to \$130,822,000 (\$112,848,000 x 1.1593).
3 [pg. 62])	The \$10,000,000 upfront cost for "vacating and entitlement" has been converted to a \$2,000,000 per year cost over the five year holding period.
4 [pg. 62])	The \$3,200,000 Demolition Cost, previously deducted upfront, has been trended at 3% and deducted at the end of the five year holding period. The deduction is \$3,710,000 (\$3,200,000 x 1.1593).

SANTA ANITA PARK
DISCOUNTED CASH FLOW ANALYSIS
SECONDARY SCENARIO

YEAR	1	2	3	4	5	Reversion (Rounded)
Valuation						
'As If Vacant' Residential Land Value	$112,848,000	$116,233,440	$119,720,443	$123,312,056	$127,011,418	$130,822,000
Initial Costs						
Demolition Costs	(3,200,000)	(3,296,000)	(3,394,880)	(3,496,726)	(3,601,628)	(3,710,000)
Accruing Costs						
Vacating & Entitlement	($2,000,000)	($2,000,000)	($2,000,000)	($2,000,000)	($2,000,000)	(10,000,000)
Reduced Holding Costs (RE Taxes)	0	0	0	0	0	0
Total Costs	**($2,000,000)**	**($2,000,000)**	**($2,000,000)**	**($2,000,000)**	**($2,000,000)**	**($13,710,000)**
As Is Value Reversion	**$114,848,000**	**$118,233,440**	**$121,720,443**	**$125,312,056**	**$129,011,418**	**$117,112,000**
Assumptions:						
Value Growth	N/A	3.00%	3.00%	3.00%	3.00%	3.00%
Demolition Cost Growth	N/A	3.00%	3.00%	3.00%	3.00%	3.00%

PRESENT VALUE CALCULATION

IRR	As Is Value
17.00%	$53,416,089
18.00%	**$51,190,735**
20.00%	$47,064,686

ADDENDUM C

LEGAL DESCRIPTION

98 2253979

RECORDING REQUESTED BY:

FIRST AMERICAN TITLE COMPANY
OF LOS ANGELES

RECORDED/FILED IN OFFICIAL RECORDS
RECORDER'S OFFICE
LOS ANGELES COUNTY
CALIFORNIA
DEC 11 1998 AT 8 A.M.

WHEN RECORDED MAIL TO AND
MAIL TAX STATEMENTS TO:

O'Melveny & Myers LLP
400 South Hope Street
Suite 160
Los Angeles, CA 90071-2899
Attn.: Frederick B. McLane, Esq.

FEE $33	E
A.F.N.F. 94	3

5775-1-21125

(Above Space For Recorder's Use Only)

(02)

GRANT DEED

In accordance with Section 11932 of the California Revenue and Taxation Code, Grantor has declared the amount of transfer tax which is due by a separate statement which is not being recorded with this Grant Deed.

FOR A VALUABLE CONSIDERATION, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED, Meditrust Corporation, a Delaware corporation, who acquired title as Santa Anita Realty Enterprises, Inc. ("Grantor"), hereby grants to 234567 Developments Inc., a Delaware corporation ("Grantee"), the real property in the County of Los Angeles, State of California, and described in Exhibit A attached hereto and made a part hereof, subject to all property taxes and assessments not yet due and payable, all easements, covenants, conditions and restrictions and exceptions to title shown of public record.

DATED: December 10, 1998

Meditrust Corporation, a Delaware corporation,
who acquired title as Santa Anita Realty
Enterprises, Inc.

By: Michael S. Benjamin
Its: Senior Vice President

98324848

2

ACKNOWLEDGEMENT

STATE OF MASSACHUSETTS)
) ss,
COUNTY OF Norfolk)

On December 9, 1998, before me Kim M. Priesing, personally appeared Michael S. Benjamin, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Kim M. Priesing
Notary Public in and for said
County and State


KIM M. PRIESING
MY COMMISSION EXPIRES
AUGUST 2, 2002
MASSACHUSETTS U.S.A.
NOTARY PUBLIC

98 2253979

EXHIBIT 'A'

THE LAND REFERRED TO HEREIN IS IN THE STATE OF CALIFORNIA, COUNTY OF LOS ANGELES, AND IS DESCRIBED AS FOLLOWS:

THOSE PORTIONS OF LOTS 1 AND 5 OF TRACT 949, IN THE CITY OF ARCADIA, AS SHOWN ON MAP RECORDED IN BOOK 17 PAGE 13 OF MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY, DESCRIBED AS FOLLOWS:

BEGINNING AT THE SOUTHEAST CORNER OF PARCEL MAP NO. 4626, AS SHOWN ON MAP FILED IN BOOK 51 PAGE 50 OF PARCEL MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY, BEING A POINT ON THE NORTH LINE OF HUNTINGTON DRIVE, 195.00 FEET IN WIDTH: THENCE ALONG THE EASTERLY AND NORTHEASTERLY BOUNDARY OF SAID PARCEL MAP AS FOLLOWS:

NORTH 3°53'00" EAST 475.68 FEET TO THE BEGINNING OF A TANGENT CURVE CONCAVE TO THE EAST AND HAVING A RADIUS OF 1200.00 FEET; THENCE NORTHERLY ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 15°31'48" AN ARC DISTANCE OF 325.26 FEET; THENCE TANGENT TO SAID CURVE NORTH 19°24'48" EAST 534.43 FEET TO THE BEGINNING OF A TANGENT CURVE CONCAVE TO THE WEST AND HAVING A RADIUS OF 350.00 FEET; THENCE NORTHERLY AND NORTHWESTERLY ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 71°22'48" AN ARC DISTANCE OF 436.03 FEET; THENCE TANGENT TO SAID CURVE NORTH 51°58'00" WEST 873.36 FEET; THENCE CONTINUING ALONG SAID BOUNDARY OF PARCEL MAP NO. 4626 NORTH 66°58'00" WEST 154.55 FEET AND NORTH 51°58'00" WEST 437.83 FEET TO THE MOST NORTHERLY CORNER OF SAID PARCEL MAP, BEING A POINT ON THE SOUTHEASTERLY LINE OF BALDWIN AVENUE, 100.00 FEET IN WIDTH; THENCE NORTHEASTERLY ALONG SAID SOUTHEASTERLY LINE OF BALDWIN AVENUE, AS IT NOW EXISTS, TO THE INTERSECTION WITH THE WESTERLY PROLONGATION OF THE SOUTHERLY BOUNDARY LINE OF TRACT 15318 AS SHOWN ON MAP RECORDED IN BOOK 427 PAGES 34 AND 35 OF SAID MAPS, SHOWN THEREON AS HAVING A BEARING OF NORTH 88°57'33" EAST; THENCE NORTH 88°57'33" EAST ALONG SAID SOUTHERLY BOUNDARY LINE TO THE ANGLE POINT IN THE SOUTHERLY LINE OF LOT 38 OF SAID TRACT 15318; THENCE CONTINUING ALONG THE BOUNDARY LINE OF SAID TRACT 15318, AND THE SOUTHERLY BOUNDARY LINE OF TRACT 14940 AS SHOWN ON MAP RECORDED IN BOOK 350 PAGES 48 TO 50 INCLUSIVE OF SAID MAPS, NORTH 68°46'53" EAST 2265.62 FEET TO THE MOST EASTERLY CORNER OF LOT 81 OF SAID TRACT 14940, BEING A POINT ON THE SOUTHWESTERLY LINE OF COLORADO PLACE; THENCE SOUTH 30°33'16" EAST 2171.20 FEET ALONG SAID SOUTHWEST LINE OF COLORADO PLACE, 80.00 FEET IN WIDTH, AS IT NOW EXISTS, TO THE BEGINNING OF TANGENT CURVE THEREIN, CONCAVE TO THE NORTHEAST AND HAVING A RADIUS OF 756.78 FEET; THENCE SOUTHEASTERLY ALONG SAID CURVE 554.82 FEET TO THE INTERSECTION WITH THE CURVED NORTHWESTERLY LINE OF HUNTINGTON DRIVE, 80.00 FEET IN WIDTH, SAID CURVE BEING CONCAVE TO THE SOUTHEAST HAVING A RADIUS OF 995.37 FEET; THENCE SOUTHWESTERLY ALONG SAID CURVE 607.48 FEET; THENCE SOUTHWESTERLY ALONG THE NORTHWESTERLY LINE OF SAID HUNTINGTON DRIVE, AS IT NOW EXISTS, 2843.30 FEET TO THE BEGINNING OF A TANGENT CURVE THEREIN CONCAVE TO THE NORTHWEST AND HAVING A RADIUS OF 915.20 FEET; THENCE SOUTHWESTERLY AND WESTERLY ALONG SAID CURVE 883.99 FEET; THENCE WESTERLY ALONG THE NORTHERLY LINE OF SAID HUNTINGTON DRIVE, AS IT NOW EXISTS TO THE POINT OF BEGINNING.

EXCEPT THEREFROM THAT PORTION OF SAID LAND LYING WITHIN PARCEL 1 OF PARCEL MAP NO. 15652, IN THE CITY OF ARCADIA, AS PER MAP FILED IN BOOK 179 PAGES 93 AND 94 OF PARCEL MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY.

ALSO EXCEPT THEREFROM THOSE PORTIONS OF THE ABOVE DESCRIBED PARCEL LYING WITHIN PARCELS 3 AND 4 OF PARCEL MAP NO. 23662, IN THE CITY OF ARCADIA, AS PER MAP FILED IN BOOK 261 PAGES 91 THROUGH 95 INCLUSIVE OF PARCEL MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY.

98 2253979

ADDENDUM D

QUALIFICATIONS

QUALIFICATIONS OF DAVID A. ZORASTER, MAI

Vice President
CB RICHARD ELLIS, INC.
Valuation & Advisory Services
355 South Grand Avenue, Suite 1200
Los Angeles, California 90071-1549
Phone: (213) 613-3658
FAX: (213) 613-3131

EDUCATION

University of California at Santa Barbara, Bachelor of Arts
Society of Governmental Appraisers, Seminars
American Society of Appraisers, Seminars
International Association of Assessment Officers, Seminars
Appraisal Institute, Seminars and Courses
American Society of Farm Managers and Rural Appraisers, Seminars
University of California at Los Angeles, Extension Courses

LICENSES/CERTIFICATIONS

- Member, Appraisal Institute (MAI)
- California Certified General Real Estate Appraiser, No. AG001735
- Advanced Appraiser for Property Tax Purposes, State Board of Equalization
- California Community College Instructor's Credential in Real Estate
- UCLA Extension Certificate in Real Estate
- Senior Member, American Society of Appraisers
- California Real Estate Broker's License

GUEST LECTURER AND AUTHOR

- Society of Governmental Appraisers
- The American Society of Appraisers
- The Trust Real Estate Bankers Group
- The Appraisal Journal, Appraisal Institute
- Society of Real Estate Appraisers
- International Assoc. of Assessment Officers
- So. Calif. Chapter of the Appraisal Institute

EXPERT WITNESS

Los Angeles County Superior Court; Los Angeles County Assessment Appeals Board; San Francisco Assessment Appeals Board; United States Bankruptcy Court; United States Federal District Court; American Arbitration Association; Kern County Superior Court

EMPLOYMENT

CB Richard Ellis, Inc.-Valuation & Advisory Services	1978 - Present
Los Angeles County Assessor's Office	1970 - 1978
Instructor in Real Estate Appraisal - West Los Angeles Community College	1976 - 1978

SIGNIFICANT ASSIGNMENTS

Pacific Design Center, West Hollywood
California Mart, Downtown Los Angeles
Broadway Plaza, Arco Towers, Union Bank Plaza
Downtown Los Angeles Financial District
Seventh Street Produce Market, Downtown Los Angeles
New Chinatown, Los Angeles
Los Angeles Center Studios, Los Angeles
East Fifth Street Skid Row, Los Angeles
Million Dollar Theatre Building/Grand Central Market, Downtown Los Angeles
Hollywood Park/Santa Anita/Golden Gate Racetracks
Marriott/Intercontinental Hotel and Marina, San Diego
Sony Pictures Plaza Lease Arbitration, Culver City
Hollywood Palladium, Hollywood
Egyptian Theater, Hollywood
Los Angeles Times Mirror Square, Downtown Los Angeles
Chevron Corporate Headquarters, San Francisco
Los Angeles Flower Mart, Downtown Los Angeles
Los Angeles Union Station, Downtown Los Angeles
Federal Reserve Bank of San Francisco Headquarters, San Francisco

QUALIFICATIONS OF RUSSELL F. ZELLNER

Real Estate Appraiser
CB RICHARD ELLIS, INC.
Valuation & Advisory Services
355 South Grand Avenue, Suite 1200
Los Angeles, California 90071-1549
Phone: (213) 613-3681
FAX: (213) 613-3131

EDUCATION

University of Phoenix, Bachelor of Science — 2005
Computer Science – Programming

Successful Completion of the following Appraisal Institute Courses:

Income Approach I
Income Approach II
Real Estate Finance and Statistics and Valuation Modeling
Advanced Income Approach
Advanced Sales & Cost Approach
Advanced Report Writing

Other Real Estate Courses Include:

Principals of Real Estate Appraisal
USPAP 2010 – Code of Ethics

LICENSES/CERTIFICATIONS

- Associate Member, Appraisal Institute
- California Certified General Real Estate Appraiser, No. AG043985

EMPLOYMENT/EXPERIENCE

CB Richard Ellis, Inc. Valuation & Advisory Services Real Estate Appraiser, Los Angeles	2005 - Present
Russent Motors, Inc. Controller, Baldwin Park	2004 - 2005
Penske Motors Special Finance Manager, Downey	2003 - 2004
Various Technology Providers Java Programmer/Technical Lead	1995 - 2003

Appraisal experience includes the following property types:

Multi-Family Buildings
- Section 8
- Value Add Renovations
- Single Room Occupancy
- Bond Financing/ Tax Credit
- Senior/Low Income

Commercial/Retail Buildings
Office Buildings
Shopping Centers
Single Family Subdivisions
Self Storage Facilities

Single- & Multi Tenant Industrial
Mixed Use Projects
Land Valuations – All Types
Portfolio Valuation



Item 3(c) attached

PIMLICO RACECOURSE
5201 Park Heights Avenue
Baltimore, Maryland 21215
CBRE File No. 10-081DC-0501




Summary Appraisal Report

Prepared for:

Rocco A. Liscio
MI DEVELOPMENTS INC.
South Tower, Royal Bank Plaza
455 Magna Drive
Aurora , Ontario L4G7A9

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS



8270 Greensboro Drive, Suite 1000
Mclean, Virginia 22102

T (703) 734-4762
F (703) 734-3012

www.cbre.com

July 21, 2010

Rocco A. Liscio
MI DEVELOPMENTS INC.
South Tower, Royal Bank Plaza
455 Magna Drive
Aurora , Ontario L4G7A9

RE: Appraisal of Pimlico Racecourse- Land Only
5201 Park Heights Avenue
Baltimore, Maryland 21215
CBRE File No 10-081DC-0501

Dear Mr. Liscio:

At your request and authorization, CB Richard Ellis (CBRE) has prepared an appraisal of the market value of the referenced property (land only). Our analysis is presented in the following Summary Appraisal Report.

The subject of this assignment encompasses the land underlying the Pimlico Race Course, located at 5201 Park Heights Avenue in Baltimore, Maryland. The subject is more fully described, legally and physically, within the enclosed report.

Based on the analysis contained in the following report, the market value of the subject is concluded as follows:

MARKET VALUE CONCLUSION			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value Conclusion**
As Is- Land Only	Fee Simple Estate	July 21, 2010	$18,000,000
Compiled by CBRE			

Data, information, and calculations leading to the value conclusion are incorporated in the report following this letter. The report, in its entirety, including all assumptions and limiting conditions, is an integral part of, and inseparable from, this letter.

The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value. The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, our interpretation of the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA) and Title XI Regulations.

The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.

We have performed our services and prepared this Report in accordance with applicable, generally accepted engineering, environmental or appraisal consulting practices. Except for the foregoing and as set forth in this Report, we make no other warranties, either expressed or implied, as to the character and nature of such services and product.


CBRE
CB RICHARD ELLIS

CBRE hereby expressly granted to Client the right to copy this report and distribute it to other parties in the transaction for which this report has been prepared, including employees of Client, other lenders in the transaction, and the borrower, if any. It has been a pleasure to assist you in this assignment. If you have any questions concerning the analysis, or if CBRE can be of further service, please contact us.

Respectfully submitted,

CBRE - VALUATION & ADVISORY SERVICES

Linda Rushing, MAI
Vice President
State of Maryland Cert. No. 29435
Phone: 703-734-4750
Fax: 703-734-3012
Email: linda.rushing@cbre.com

Jerrold Harvey, MAI, MRICS, CCIM
Managing Director
State of Maryland Cert. No. 10086
Phone: 703-734-4759
Fax: 703-734-3012
Email: jerry.harvey@cbre.com


CBRE
CB RICHARD ELLIS

CERTIFICATION OF THE APPRAISAL

We certify to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.
2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, impartial and unbiased professional analyses, opinions, and conclusions.
3. We have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest in or bias with respect to the parties involved with this assignment.
4. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
6. This appraisal assignment was not based upon a requested minimum valuation, a specific valuation, or the approval of a loan.
7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as well as the requirements of the State of Maryland.
8. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
9. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
10. As of the date of this report, Linda Rushing, MAI and Jerrold Harvey, MAI, MRICS, CCIM have completed the continuing education program of the Appraisal Institute.
11. Linda Rushing, MAI made a personal inspection of the subject on May 11, 2009 and Jerrold Harvey, MAI, MRICS, CCIM has not made a personal inspection of the property that is the subject of this report.
12. No one provided significant real property appraisal assistance to the persons signing this report.
13. Valuation & Advisory Services operates as an independent economic entity within CBRE. Although employees of other CBRE divisions may be contacted as a part of our routine market research investigations, absolute client confidentiality and privacy were maintained at all times with regard to this assignment without conflict of interest.
14. Linda Rushing, MAI and Jerrold Harvey, MAI, MRICS, CCIM have provided appraisal-related services on this property in the three years prior to accepting this assignment.

Linda Rushing, MAI
MD Cert. No. 29435

Jerrold Harvey, MAI, MRICS, CCIM
MD Cert. No. 10086


CBRE
CB RICHARD ELLIS

SUBJECT PHOTOGRAPHS


SUBJECT
Pimlico Race Track
Sinai Hospital of Baltimore
Baltimore
Pimlico
Denmore Park
Park Heights Ave
W Northern Pkwy
W Belvedere Ave
Reisterstown Rd
Cross Country Blvd
Pimlico Rd

AERIAL VIEW


PIMLICO

TYPICAL VIEW OF THE SUBJECT (PHOTOGRAPH TAKEN MAY 2009)


PIMLICO RACE COURSE

TYPICAL VIEW OF THE SUBJECT (PHOTOGRAPH TAKEN MAY 2009)



TYPICAL VIEW OF THE SUBJECT (PHOTOGRAPH TAKEN MAY 2009)



TYPICAL VIEW OF THE SUBJECT (PHOTOGRAPH TAKEN MAY 2009)

SUMMARY OF SALIENT FACTS

Property Name	Pimlico Racecourse	
Location	5201 Park Heights Avenue, Baltimore, Maryland 21215	
Assessor's Parcel Number	Multiple	
Highest and Best Use		
As Vacant	Mixed Use	
Property Rights Appraised	Fee Simple Estate	
Land Area	128.08 AC	5,579,346 SF
Estimated Exposure Time	12 Months	
VALUATION	***Total***	***Per SF***
Land Value	$18,000,000	$3.23

CONCLUDED MARKET VALUE			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value**
As Is- Land Only	Fee Simple Estate	July 21, 2010	$18,000,000

Compiled by CBRE

EXTRAORDINARY ASSUMPTIONS & HYPOTHETICAL CONDITIONS

The use of the extraordinary assumptions and hypothetical condition may have affected the assignment results.

At the client's request, we have estimated the market value of the subject land "as vacant", which for the purposes of our analysis is considered to be a hypothetical condition given the existence of the current improvements. Additionally, based upon the information provided by Ms. Sara Paranilam of the City of Baltimore Department of Planning, the entitlements associated with the 2004 Planned Unit Development (an overlay district identified as Ordinance 04-665 and detailed in Baltimore City Council Bill 03-1222) were on hold pending the outcome of state legislation regarding possible legalization of slot machines. Slot machines were not approved for the subject site. At the present time, the PUD (text and drawings) applies and dictates what is allowed on the site. The PUD is more specific than the underlying zoning. Any changes to the PUD would require a City Council Ordinance, as would repealing and replacing it with a new PUD. According to Ms. Paraniliam, as of July 15, 2010, no changes or request for changes to the PUD have been made.

It is an extraordinary assumption of this analysis that the highest and best use of this site "as vacant" as of the date of this report is limited to the legally possible uses under the current B-3 zoning ordinance. Further, it is an extraordinary assumption of this analysis that the entire subject land area is usable, and that all of the subject parcels fall under the B-3 zoning ordinance. We have also assumed there are no environmental issues with the site. Should information to the contrary be provided at a later date, we reserve the right to amend our analysis and conclusions.

Our concluded value represents the fair market value of the underlying land and not a disposition value.

TABLE OF CONTENTS

INTRODUCTION

Property Identification:	Pimlico Racecourse	
Location:	5201 Park Heights Avenue, Baltimore, Maryland	
Property History:		
Current Owner:	The Maryland Jockey Club of Baltimore City	
Current Asking Price:	Not being marketed	
Previous Sale Date:	Multiple	
Previous Sale Price:	Multiple	
Other Sales - Past 3 Years:	Multiple	
Property Rights Appraised:	Fee Simple Estate	
Date of Value:	July 21, 2010	
Date of Inspection:	May 11, 2009	
Date of Report:	July 21, 2010	
Intended Use & User of Report:	To aid the client, its auditors and security regulators in financial reporting	
Special Appraisal Instructions:	At the request of the client, we have considered the value of the underlying land only; no valuation of the existing improvements or the race track as a going concern has been provided	
Exposure Time Information:	***Range***	***Average***
Comparable Sales Data:	4-24 Months	12.0 Months
National Investor Survey:	6-24 Months	18.0 Months
Estimated Exposure Time:	12 Months	
Estimated Marketing Time:	12 Months	

Magna Entertainment Corporation (MEC), the subject's owner, filed for bankruptcy protection and considering selling off this asset via auction. Both the State of Maryland and City of Baltimore filed formal objections in U.S. Bankruptcy Court over Magna Entertainment Corp.'s proposal to auction all of its assets and have introduced legislation to seize the subject, along with all other assets including the Maryland Jockey Club, which controls the Preakness, and the Laurel and Bowie racetracks through eminent domain.

On March 23rd, 2010 an agreement was reached to sell the two *Maryland Jockey Club* tracks (Pimlico and Laurel Park) from Magna Entertainment Corporation to its parent company MI Development. MI Development will received the tracks from M.E.C. in exchange for paying $25 million in cash for claims to Maryland Jockey Club creditors and $89 million to other creditors through a new reorganization plan.

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to estimate the market value of the subject property. The current economic definition of market value agreed upon by agencies that regulate federal financial institutions in the U.S. (and used herein) is as follows:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller are typically motivated;
2. both parties are well informed or well advised, and acting in what they consider their own best interests;
3. a reasonable time is allowed for exposure in the open market;
4. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. [1]

TERMS AND DEFINITIONS

The Glossary of Terms in the addenda provides definitions for additional terms that are, and may be used in this appraisal.

SCOPE OF WORK

The scope of the assignment relates to the extent and manner in which research is conducted, data is gathered and analysis is applied, all based upon the following problem-identifying factors stated elsewhere in this report:

- Client
- Intended use
- Intended user
- Type of opinion

---

[1] Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP)*.

- Effective date of opinion
- Relevant characteristics about the subject
- Assignment conditions

This appraisal of the subject has been presented in the form of a Summary Report, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the USPAP. That is, this report incorporates a summary of all information significant to the solution of the appraisal problem. It also includes summary descriptions of the subject and the market for the subject type

Extent to Which the Property is Identified

CBRE collected the relevant information about the subject from the owner (or representatives), public records and through an inspection of the subject. The property was legally identified through its postal address, assessor's records and legal description. Economic characteristics of the subject were identified via an analysis of the local operating environment.

Extent to Which the Property is Inspected

CBRE inspected the subject property, as well as its surrounding environs on May 11, 2009.

Type and Extent of the Data Researched

CBRE reviewed the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This process included interviews with regional and/or local market participants, available published data, and other various resources. CBRE also conducted regional and/or local research with respect to applicable tax data, zoning requirements, flood zone status, demographics, and comparable listing, sale and rental information.

Type and Extent of Analysis Applied

CBRE analyzed the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. The sales comparison approach to value was developed for this assignment. The steps required to complete this approach are discussed in the methodology section. A reasonable exposure time and marketing time associated with the value estimate presented has also been concluded.

This appraisal of the subject has been presented in the form of a Summary Report, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the USPAP. That is, this report incorporates a summary of all information significant to the solution of the appraisal problem. It also includes summary descriptions of the subject and the market for the subject type.

SPECIAL APPRAISAL INSTRUCTIONS

At the request of the client, we have considered the value of the underlying land only; no valuation of the existing improvements or the race track as a going concern has been provided.

AREA ANALYSIS


SUBJECT
5201 Park Heights Ave
Baltimore, MD 21215
Baltimore
Towson
Lutherville
Pikesville
Lochearn
Woodlawn
Catonsville
Randallstown
Carney
Parkville
Rosedale
Essex
Dundalk
Edgemere
Ellicott City
Columbia
Arbutus
Halethorpe
Lansdowne
Perry Hall
Middle River
White Marsh Station
Owings Mills
Garrison
Milford
Overlea
Glen Arm
Joppa
Copyright © and (P) 1988–2006 Microsoft Corporation and/or its suppliers. All rights reserved.

REGIONAL INFLUENCES

The dynamic nature of economic relationships within a market area has a direct bearing on real estate values and the long-term quality of a real estate investment. In the market, the value of a property is not based on the price paid for it in the past or the cost of its creation, but on what buyers and sellers perceive it will provide in the future. Consequently, the attitude of the market toward a property within a specific neighborhood or market area reflects the probable future trend of that area.

Since real estate is an immobile asset, economic trends affecting its locational quality in relation to other competing properties within its market area will also have a direct effect on its value as an investment. To accurately reflect such influences, it is necessary to examine the past and probable future trends that may affect the economic structure of the market and evaluate their impact on the market potential of the subject. This section of the analysis is designed to isolate and examine the discernible economic trends in the Baltimore metropolitan area. The discussion below is broken down between the property's regional and neighborhood influences followed by a market analysis. Within the Baltimore metropolitan area, the subject property is located in Baltimore City; a regional map indicating the specific location of the subject is presented above.

Location

Baltimore is situated on the eastern seaboard approximately 170 miles southwest of New York City, and is the central business and financial core for the State of Maryland. It has an attractive network of interstate highways providing excellent access to other cities on the East Coast. The Baltimore area is generally considered to be all of the Baltimore Primary Metropolitan Statistical Area (PMSA) as defined by the U.S. Department of Commerce, Bureau of the Census. The Baltimore PMSA currently includes:

- The City of Baltimore, and
- The Suburban Maryland counties of Anne Arundel, Baltimore, Carroll, Harford, Howard and Queen Anne's.

The Baltimore PMSA encompasses over 2,600 square miles; although the municipalities are physically and politically independent, they are all interrelated economically.

Transportation

The Baltimore area is located at the junction of a number of interstate highways, creating an excellent network for entering and exiting the vicinity. Interstate routes 95, 70, 97, 83 and 795 connect to the Baltimore Beltway, Interstate 695. Interstate 95 is the most important north-south highway on the eastern seaboard. To the north, it connects Baltimore with Wilmington, Philadelphia, and New York, as well as other cities in the northeast corridor; to the south, it reaches to Washington, DC and beyond all the way to Miami, Florida. Interstate 95 also traverses downtown Baltimore and serves as an expressway in the local vicinity. Interstate 395 is a feeder from Interstate 95 to the CBD, while Interstates 195 and 895 provide access to the Baltimore-Washington International Airport and eastern Baltimore, respectively.

Interstate 70 provides access from the Baltimore Beltway to western Maryland, while Interstate 83 traverses northwest into southern Pennsylvania. Interstate 97 connects Annapolis, the state capital, with Baltimore, while 795 traverses through northwestern Baltimore County and provides the primary access to Westminster, the seat of Carroll County at the northeastern edge of the MSA. Other major roadways include the Baltimore-Washington Parkway, which parallels Interstate 95 between the two cities. U.S. 40, which begins in Baltimore, heads west across the United States.

The region has a sizable light rail system, known as Mass Transit Authority, operating metro and light rail throughout Baltimore City and County and to the Baltimore-Washington Airport. Amtrak access, with trains running between Washington, D.C. and New York, is also accessible in the region. Maryland Rail Commuter System also traverses through the state, connecting Frederick, Martinsburg, West Virginia, Washington, DC's Union Station, and Perryville in Cecil County, Maryland, to the City of Baltimore.

Baltimore-Washington International Thurgood Marshall Airport (BWI) is operated by the Maryland Aviation Administration, Maryland Department of Transportation and located seven miles south of the Baltimore CBD. Forty nine airlines (31 of which are commercial) currently operate out of the airport, including commuter, charter and cargo airlines. Of the various commercial airlines that utilize the airport, Southwest Airlines has a large hub at BWI and accounts for slightly more than half of all passenger traffic. Other major carriers include AirTran, Delta, US Airways and United. General passenger statistics are illustrated below:

BALTIMORE-WASHINGTON INTERNATIONAL AIRPORT
GENERAL PASSENGER STATISTICS

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Average Number of Passengers per Day	57,407	55,871	57,656	56,703	54,088	55,578	53,962	52,089	55,808	53,559
Total Passengers per Year (millions)	20.95	20.49	21.04	20.70	19.74	20.34	19.7	19.01	20.36	19.64
Percentage Change from the previous year	2.30%	-2.60%	1.70%	4.90%	-2.90%	3.30%	3.60%	-6.70%	3.90%	12.40%

Source: BWI Airport, 5/2010

The terminal is situated on a 3,596.3-acre site and encompasses 1.976 million square feet with five concourses (4 domestic and 1 international) and 69 jet gates, with 9 gates dedicated to commuter aircraft. The terminal runs an average of 760 daily flights.

In February 2010, the airport was ranked first in the world among airports serving 15-25 million passengers per year, according to the 2009 Airports Council International (ACI), Airport Service Quality (ASQ) survey. The annual survey program of airport users examines a wide range of services, operations, and facilities at airports worldwide. According to ACI, there are 140 global airports participating in the ASQ program.

Currently, BWI is in its third year of a six year capital improvement program. The capital improvement program will consist of upgraded taxiways, concourses, terminals, baggage screening concourses, homeowner soundproofing assistance, security, land acquisition, new construction, and runway extensions. Additionally, a new $3.7 million air traffic control tower will be constructed. The total cost of the program is $543.6 million and the estimated year of completion is 2013.

The Port of Baltimore consists of public and privately operated marine terminals, private water dependent industrial users and other related business entities. The Port is one of America's busiest international deepwater ports. Situated in the Baltimore-Washington metropolitan area—the fourth largest marketplace in the nation—the Port of Baltimore is closer to the Midwest than any other Atlantic seaport. Its strategic location, 200 miles closer to the Midwest than any other Atlantic seaboard city, coupled with direct access to interstate highway and rail service make it a desirable shipping location based on trends in the industry.

The Port of Baltimore is the most inland port on the eastern seaboard of the United States. The port serves more than 70 ocean carriers whose vessels make nearly 2,300 annual port visits. The port is the second largest automobile importer in the nation, and the 13th largest container port in the country. Along the port's 45-mile long shoreline are public and private cargo terminals that handle everything from bulk raw materials to finished goods. In addition, 23 million square feet of warehousing, nearly 12 million cubic feet of cold storage and 2.7 million bushels of grain storage are available.

The Port of Baltimore serves as a point for intermodal cargo as the closest East Coast port to America's industrial center. CSX Intermodal and Norfolk Southern both maintain intermodal facilities that connect Baltimore with key U.S. markets. Every Port of Baltimore marine terminal is within one traffic light of an interchange connecting to I-95 and I-70, the north-south and east-west cargo throughways to the important Midwest and East Coast consumer markets. The port is also just a short distance from I-83 and an easy connection to the Pennsylvania Turnpike. Within an overnight drive of Baltimore, businesses can connect with one-third of the nation's population and manufacturing base.

In 1990, the main shipping channel, which is 800 feet wide from Cape Henry to Fort McHenry, was dredged to a depth of 50 feet, allowing deeper-draft vessels to entry the port. It is one of only two Eastern U.S. ports where the main shipping channel reaches a depth of 50 feet (15.2 meters) accommodating larger ships than other ports. Five public and twelve private terminals handle the port's traffic spreading from Sparrows Point along the harbor line to Locust Point and across Curtis Bay to Hawkins Point. In addition, eighty-two private companies perform a number of services including freight forwarding and/or customs house brokerage services.

As of 2009, Baltimore ranked 10th in exports, 18th in imports and 14th overall in total foreign trade based on cargo volume, as noted below.

UNITED STATES WATERBORNE FOREIGN COMMERCE
2008 PORT RANKINGS BY CARGO TONNAGE

IMPORTS			EXPORTS			TOTAL FOREIGN TRADE		
RANK	PORT/STATE	TONS	RANK	PORT/STATE	TONS	RANK	PORT/STATE	TONS
1	Houston, TX	92,018,956	1	South Louisiana, LA,	64,167,561	1	Houston, TX	146,399,626
2	New York/New Jersey	71,460,174	2	Houston, TX	54,380,670	2	South Louisiana, LA,	111,437,304
3	South Louisiana, LA,	47,269,743	3	Hampton Roads, VA	45,376,371	3	New York/New Jersey	91,101,369
4	Long Beach, CA	45,186,084	4	Long Beach, CA	22,084,935	4	Long Beach, CA	67,271,019
5	Corpus Christi, TX	43,373,738	5	Los Angeles, CA	20,180,533	5	Hampton Roads, VA	55,524,676
6	Beaumont, TX	41,167,853	6	Plaquemines, LA,	19,781,610	6	Corpus Christi, TX	55,355,211
7	Texas City, TX	33,926,630	7	New York/New Jersey	19,641,195	7	Los Angeles, CA	52,913,289
8	Los Angeles, CA	32,732,756	8	New Orleans, LA	16,898,804	8	Beaumont, TX	46,795,624
9	Lake Charles, LA	26,008,901	9	Duluth-Superior, MN/WI	14,523,331	9	Texas City, TX	38,710,435
10	Mobile, AL	23,806,279	10	Baltimore, MD	14,345,498	10	Mobile, AL	38,111,420
11	Freeport, TX	22,971,011	11	Mobile, AL	14,305,141	11	New Orleans, LA	36,481,332
12	Paulsboro, NJ	22,304,498	12	Tacoma, WA	14,175,819	12	Savannah, GA	33,554,953
13	Portland, ME	20,782,937	13	Savannah, GA	13,970,583	13	Lake Charles, LA	31,766,378
14	Philadelphia, PA	19,656,961	14	Portland, OR	13,808,082	14	Baltimore, MD	30,958,599
15	Savannah, GA	19,584,370	15	Seattle, WA	12,330,839	15	Plaquemines, LA,	27,931,427
16	New Orleans, LA	19,582,528	16	Corpus Christi, TX	11,981,473	16	Freeport, TX	25,707,204
17	Pascagoula, MS	19,062,768	17	Kalama, WA	11,822,183	17	Pascagoula, MS	24,137,303
18	Baltimore, MD	16,613,101	18	Oakland, CA	8,631,041	18	Paulsboro, NJ	23,869,777

Source: American Association of Port Authorities

The Port of Baltimore continues to increase its rankings nationally with the amount of cargo handled annually. In addition, the Port loads and unloads cargo faster than the national averages—

productivity at the report was recently reported to be 40 containers per hour, while the national average is just 25 to 35 containers per hour.

The Port of Baltimore employs about 16,500 workers, and the port generates over 50,000 jobs in the Baltimore area economy. Out of 361 U.S. ports, Baltimore is ranked number one for handling imported forest products, roll on/roll off cargo, trucks, exported autos, and imported gypsum, sugar and iron ore. The port handles more than 30+ million tons of cargo annually. Activities at the Port of Baltimore generated $388 million in state and local taxes. International accounting and consulting firm KPMG recently published the 2008 Competitive Alternatives Guide to International Business Location, which identified the Port of Baltimore as the nearest port to ten major cities as far away as Cedar Rapids, Iowa.

Following the international trends for containers and container traffic, MPA terminals handled 5,316,050 container tons for Fiscal Year 2009, which represents a 10 percent decline compared to fiscal year 2008. The terminals handled 555,336 TEUs (20-foot equivalent units) in FY 2009, a 9.8 percent decline when compared to 615,387 TEUs in fiscal 2008. Although the public terminals handled 7.8 million tons during the 2009 fiscal year, the Port maintained its standing as the nation's number-one port for the handling of Roll-On/ Roll-Off (RO/RO) cargo, number one for imported forest products and number two for exported automobiles. This diversity of cargo is the reason the public terminals have weathered this economic storm as well as they have. Since January 2009, there has been a slow but steady increase of commodity tonnage. The purchase of 14.6 additional acres at the former General Motors property on Broening Highway is an indicator that things will get better. When the flow of commerce gains momentum again, more space will be available for more goods that come through the Port of Baltimore.

In April 2010, the Port held a groundbreaking for a new 50-foot berth at its Seagirt Marine Terminal. It is being developed as a 50-year partnership agreement between the State of Maryland and Ports America Chesapeake. It is expected to bring 5,700 additional jobs to the port, 3,000 of them related to construction and 2,700 related to on-going operations after completion.

In addition to shipping, three cruise lines will operate from the Port of Baltimore in 2010: Carnival, Celebrity, and Royal Caribbean. In 2009, there were approximately 167,000 passengers on 81 homeport cruises from the Port of Baltimore. The Carnival Pride returns for its second year of year-round cruising to the Bahamas and Eastern Caribbean. Royal Caribbean offers 47 cruises on its new ship, Enchantment of the Seas, from Baltimore, with ships to Bermuda, the Eastern Caribbean and New England/Canada. Royal Caribbean will also offer all-season cruising from Baltimore for the first time. The Celebrity Mercury will return for a second season of winter cruising beginning in October and will travel to the Eastern Caribbean, Western Caribbean and the Bahamas. According to a recent press release, the cruise market in Baltimore generated an estimate economic impact of $152 million in 2009, and is expected to grow in 2010.

The slow-to-thaw credit market and reduced consumer sentiment have brought global trade to its knees, and its recovery is not expected until late next year. While the Baltic Dry index (a leading indicator for global demand of raw materials) has improved in recent months, it remains only a fraction of its highs reached prior to last year's financial market implosion. Trade through the Port of Baltimore has been in sharp decline. Goods moving through the Baltimore customs district fell sharply over the first quarter; on a year-ago basis, imports and exports combined are down by about 30%, either by volume or value. Lower trade has translated into layoffs at the port and among services related to port activity such as warehousing and transportation services. With the global economy not expected to reach a bottom until early next year, trade is expected to further weaken this year, remaining tepid until late 2010 or early 2011.

SOCIAL FORCES

Population

The 2009 population of the Baltimore PMSA and its components was estimated by Claritas to be 2,685,167 which is an increase of 5.14% from the 2000 census. The most significant growth occurred in Carroll, Harford, Howard and Queen Anne's Counties; in addition, these areas are also forecasted to experience the highest level of future growth during the period 2008 to 2014.

Conversely, population in the City of Baltimore continues to decline, with an estimated 2009 population of 635,311 which is a decrease of 2.43% from the 2000 census. Population within the city is expected to continue a downward trend, to an estimated population of 629,384 in the year 2014, a 0.93% decline from 2009.

Selected population trends for the Baltimore PMSA are detailed as follows:

POPULATION TRENDS - BALTIMORE PMSA							
County	1990	2000	1990-2000 % Change	2009	2000-2009 % Change	2014 Projection	2009-2014 % Change
City of Baltimore	736,014	651,154	-11.53%	635,311	-2.43%	629,384	-0.93%
Baltimore	692,134	754,292	8.98%	793,827	5.24%	815,904	2.78%
Anne Arundel	427,239	489,656	14.61%	514,826	5.14%	528,483	2.65%
Carroll	123,372	150,897	22.31%	171,677	13.77%	182,383	6.24%
Harford	182,132	218,590	20.02%	242,946	11.14%	255,711	5.25%
Howard	187,328	247,842	32.30%	277,926	12.14%	294,264	5.88%
Queen Anne's	33,953	40,563	19.47%	47,654	17.48%	51,532	8.14%
Total	2,382,172	2,552,994	7.17%	2,684,167	5.14%	2,757,661	2.74%

Source: Claritas, 12/2009

In 1980, the City of Baltimore comprised approximately 36% of the population within the PMSA and in 2009, the city represented approximately 23.7% of the area's population. This drop in population within the city marks a shift experienced by many urban areas, whereby residents have relocated from blighted inner-city neighborhoods to the outer suburbs. Based on the population trends displayed above, it is evident that an outward migration to the suburbs has occurred. This migration is due in large part to new employment opportunities for residents, as many companies have relocated to the suburbs as well.

Although this population shift has been significant, we note that the rate of population loss within the City of Baltimore appears to be moderating. The redevelopment of the Inner Harbor area, once an industrial port, led the way for revitalization projects all over the city, making Baltimore a national model for urban renewal. Several historic neighborhoods mostly along the waterfront have experienced population growth within the past few years, partially offsetting the overall trend discussed above.

Households

In addition to analyzing population, it is equally important to analyze household trends. Patterns of change in households can have a profound effect on property values. Although not shown on the chart below, the average household size has decreased in almost all areas from 1990 to 2008. The reduced average household size reflects the increasing number of single-person households and the growing trend of couples of childbearing years to delay having children, or have fewer children. As may be expected, the average household size is greatest in the more distant suburban areas, apparently reflecting the desire of families to locate where housing is more moderately priced. Selected household trends for the Baltimore PMSA are detailed as follows:

HOUSEHOLD TRENDS - BALTIMORE PMSA

County	1990	2000	1990-2000 % Change	2009	2000-2009 % Change	2014 Projection	2009-2014 % Change
City of Baltimore	276,484	257,996	-6.69%	249,335	-3.36%	246,077	-1.31%
Baltimore	268,280	299,877	11.78%	317,085	5.74%	326,315	2.91%
Anne Arundel	149,114	178,670	19.82%	192,018	7.47%	198,674	3.47%
Carroll	42,248	52,503	24.27%	60,550	15.33%	64,625	6.73%
Harford	63,193	79,667	26.07%	91,015	14.24%	96,722	6.27%
Howard	68,337	90,043	31.76%	101,063	12.24%	107,047	5.92%
Queen Anne's	12,489	15,315	22.63%	18,305	19.52%	19,915	8.80%
Total	880,145	974,071	10.67%	1,029,371	5.68%	1,059,375	2.91%

Source: Claritas, 12/2009

Since 2000, the number of households in the Baltimore PMSA has increased by 5.68%. It is projected that the number of households in the PMSA over the next five years will increase by a total of 2.91%, indicating an annualized growth rate of less than 1.0% overall. The City of Baltimore experienced a decline in the number of households between 2000 and 2009, and the projection over the next five years is a continuation of this trend, albeit at a slow pace. The remaining counties within the Baltimore PMSA are projected to experience household growth, mirroring the population growth patterns discussed above. Queen Anne's County is poised to see the largest increase in household growth, however, it should be noted that they also have the smallest overall population relative to the other counties in the Baltimore PMSA.

Household Income

Shown in the following table is a breakdown of the median household income and average household income levels for each component of the Baltimore PMSA.

HOUSEHOLD INCOME LEVELS - BALTIMORE PMSA		
County	Median Household Income Levels	Average Household Income Levels
City of Baltimore	$37,676	$52,783
Baltimore	$61,938	$80,609
Anne Arundel	$81,425	$99,862
Carroll	$80,597	$93,271
Harford	$73,227	$86,310
Howard	$99,994	$123,568
Queen Anne's	$76,939	$93,715
Baltimore PMSA Avg	$73,114	$90,017
Source: Claritas, 12/2009		

The City of Baltimore displays the lowest median household income level by a significant margin, whereas Howard County has the highest median household income level in the region. With respect to average household income, the same relationship exists. Overall, income levels are expected to continue to increase in-line with existing trends.

Unemployment Rate

The following table compares the unemployment rate for the area to that of the state and national average. Historically, the Baltimore PMSA has generally experienced a higher unemployment rate than the state. Since 2001, however, the unemployment rate has been consistently lower than the national average. Since 2008, unemployment nationally and locally has shown a sharp increase in line with the economic downturn.

UNEMPLOYMENT RATES			
Year	Baltimore PMSA	State of Maryland	Overall United States
March 2010	8.0%	7.7%	9.7%
2009	7.4%	7.4%	10.0%
2008	4.6%	5.4%	7.2%
2007	3.6%	3.6%	5.0%
2006	4.1%	3.9%	4.5%
2005	3.8%	3.9%	4.9%
2004	4.2%	4.0%	5.4%
2003	4.1%	4.5%	5.7%
2002	4.9%	4.4%	5.8%
2001	4.6%	4.1%	4.8%
2000	4.4%	3.9%	4.0%
1999	4.0%	3.5%	3.7%
1998	5.1%	4.5%	4.5%
1997	5.6%	5.1%	4.9%
1996	5.4%	4.9%	5.4%
1995	5.6%	5.1%	5.6%
1994	5.9%	5.1%	6.1%
1993	7.1%	6.2%	6.8%

Source: U.S. Department of Labor & Statistics, 4/2010

The national unemployment rate is expected to rise above 10% according to most forecasts as of June 2009. The US economy has lost 5.7 million jobs since December 2007.

As of February 2010, the White House is forecasting real GDP growth of 2.7% in 2010, followed by 3.8%, 4.3% and 4.2% in 2013. For unemployment, the national forecast is for an average of 10% in 2010, with a decline to 9.2% in 2011, 8.2% in 2012 and 7.3% in 2013.

Employment Characteristics

The Baltimore area relies heavily on the government sector. Government employment comprises almost 18% of the total, non-agricultural employment in the Baltimore PMSA. The following chart illustrates the distribution of employment by sector and the percent change in each category for the Baltimore PMSA:

EMPLOYMENT BY INDUSTRY - BALTIMORE PMSA					
Industry	Average Employment Mar-10	Share	Average Employment 2008 Annual	Share	% Change
Total Non-Agricultural Employment	1,253,300	100.0%	1,315,100	100.0%	-4.70%
Goods Producing					
Construction & Mining	58,900	4.7%	82,200	6.3%	-28.35%
Manufacturing	60,900	4.9%	69,500	5.3%	-12.37%
Service Producing					
Trade, Transportation, & Utilities	224,200	17.9%	241,300	18.3%	-7.09%
Information	21,000	1.7%	23,200	1.8%	-9.48%
Financial Activities	69,400	5.5%	78,600	6.0%	-11.70%
Professional & Business	184,100	14.7%	194,800	14.8%	-5.49%
Educational & Health Services	239,400	19.1%	228,000	17.3%	5.00%
Leisure & Hospitality	111,300	8.9%	116,300	8.8%	-4.30%
Other Services	54,500	4.3%	56,600	4.3%	-3.71%
Government	229,600	18.3%	224,600	17.1%	2.23%

Source: U.S. Department of Labor & Statistics, 4/2010

Over the period displayed above, total non-agricultural employment in the Baltimore PMSA declined 4.70%. While steep losses were witnessed in the majority of the employment sectors, the government and educational/health sectors experienced growth during 15-month timeframe. The most jobs were lost in the construction and trade, transportation and utility sectors.

Baltimore is the largest city in the State of Maryland, although the state's capital is located in the City of Annapolis, within Anne Arundel County. The City of Baltimore accounts for about one-third of the employment within the PMSA. The Washington, D.C. MSA blends with the Baltimore MSA to some extent at the southwestern portion of the PMSA, as the District of Columbia is located approximately 37 miles southwest of Baltimore. Due to this proximity, some residents of Anne Arundel and Howard Counties have found long-term employment within the Washington, D.C. MSA.

EMPLOYMENT

Historically, the Baltimore area has been an industrial/manufacturing center, although over time this industry has declined in importance along with the overall national trend toward service-related industries. The city's current industrial base includes more than 700 companies, such as the General Motors Truck Assembly Plant, Poly Seal, Millennium Inorganic Chemicals, Domino Sugar and the pharmaceutical company Alpharma. Warehouse/distribution companies number approximately 950 within the city, collectively employing more than 17,500.

Currently, the financial services industry is a mainstay of the Baltimore area economy. More than 1,400 financial services companies are located in the Baltimore area, from the international headquarters of Deutsche Bank/Alex Brown, Legg Mason, and T. Rowe Price, to Allied Irish-owned

First National Bank. The St. Paul Companies (formerly USF&G), Zurich Commercial, and Dutch headquartered AEGON are also strong members of the Baltimore business community. Over 5,700 companies combine to make up Baltimore's service industry, with strong medical, business, educational and nonprofit components. Following is a list of the largest employers located within the City of Baltimore.

MAJOR EMPLOYERS - CITY OF BALTIMORE

Rank	Company	Employees
1	Johns Hopkins University	24,485
2	Johns Hopkins Hospital & Health System	13,750
3	University of Maryland Medical System	10,737
4	University of Maryland, Baltimore	6,615
5	Lifebridge Health – Sinai	5,094
6	St. Agnes Healthcare	3,079
7	Abacus	3,000
8	Constellation Energy / BGE	2,670
9	Mercy Health Services	2,506
10	Kennedy Krieger Institute	2,135
11	Loyola College	2,050
12	Good Samaritan Hospital	2,000
13	US Social Security Administration	2,000
14	Maryland General Hospital	1,600
15	Verizon	1,590
16	Baltimore City Community College	1,500
17	Morgan State University	1,500
18	Harbor Hospital Center	1,400
19	Bank of America	1,304
20	Baltimore Sun	1,250

Source: Baltimore Development Corporation, 12/2009

The Johns Hopkins Hospital is located at the intersection of North Broadway and Orleans Street. The campus is under construction with a new hospital, which will open in 2011. Construction on the $994 million hospital is past its halfway mark. The new complex will feature 224 adult acute care rooms, 96 adult intensive care rooms, 35 obstetrics rooms, 120 pediatric acute care rooms, 85 pediatric intensive care rooms, a level 1 pediatric trauma service, pediatric burn services, an indoor play area, modernized emergency departments and diagnostic imaging and radiology facilities, and a 33 operating rooms.

Within the City of Baltimore and surrounding region, there are more than 30 institutions of higher learning. Additionally, Baltimore City has more than 14 private schools including both parochial and non-secular, offering kindergarten through 12th grade education.

DEVELOPMENT

The City of Baltimore Development Corporation (BDC) provides economic development services within the City of Baltimore, working collaboratively within City government and with private partners to retain and expand existing employers as well as attract new ones. The BDC functions primarily as a liaison between business owners and City agencies advocating for the interests of local employers. The BDC works with business owners to shepherd private development projects through public processes saving time and mitigating expense. In certain situations the BDC assumes the role of a developer, thus, facilitating the reuse of publicly owned property for new and expanding businesses.

The Baltimore Development Corporation and its predecessors have existed in some form since 1959. The BDC was formed in 1991 through the merger of three nonprofit organizations with different areas of service but similar economic development goals. In 1996, a private sector Board of Directors was appointed and BDC took on its current operational structure. An overview of several specific forms of assistance provided to local business is summarized as follows:

- Brownfields Assistance promotes the re-use of vacant or under-utilized industrial and commercial properties that may be affected by the presence (or perceived presence) of environmental contamination.

- Enterprise Zone Certification will certify those properties and businesses located with the City's State Enterprise Zones as eligible for assistance through the program. This certification allows property owners and businesses to benefit from employment, property and personal property tax credits for a ten-year period.

- Payment in Lieu of Taxes (PILOT) is an agreement between the City of Baltimore and a developer, business, or landowner that substitutes the annual real estate taxes due on a property for an established time period with a negotiated payment. The purpose is to provide a property tax exemption from Baltimore City.

- Revolving Loan/Working Capital Loan Funds is used for acquisition and improvement of land, facilities and equipment. The funds are also used for renovation, demolition and site preparation and new construction. The funds may also be used for working capital with restrictions.

- Foreign Trade Zone Management is a department or administration of Foreign Trade Zone #74. Foreign Trade Zones are designated areas within U.S. borders that are considered outside of U.S. customs territory. The agency was established for the purpose of assessing and collecting duties. As the designated agent responsible for administering, managing and marketing FTZ#74, the BDC reaches out to existing and prospective businesses to encourage use of FTZ benefits.

Additionally, we considered economic developments occurring on the Eastern Shore of Maryland as Queen Anne's County has helped contribute to the overall economic development of the Baltimore PMSA.

- Queen Anne's County developed a 159-acre campus-style Business Park on Kent Island. Additionally, the Centreville Business Park, located in the county seat with access to U.S. Rt. 301 and MD Rt. 213 includes a wide array of office and industrial properties with a range of business opportunities on a readily developable land.
- Chesapeake College recently completed a $5.8 million Eastern Shore Higher Education Center which offers bachelor and graduate degrees from four year Maryland institutions including the University of Maryland Eastern Shore, Salisbury University, and Washington College.
- The National Joint Apprenticeship Training Committee has recently purchased a 46,198-square foot warehouse in the Chesapeake Bay Business Park for the training and education of electricians entering the industry.

ECONOMIC ANALYSIS

Summary

Moody's Economy.com provides the following Baltimore, MD metro area economic summary as of Jan-10. The full Moody's Economy.com report is presented in the Addenda.

BALTIMORE, MD - ECONOMIC ANALYSIS

Indicators	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Gross Metro Product (C$B)	94.5	96.5	99.6	102.3	103.8	106.0	107.2	107.0	112.3	117.5	121.0	124.2
% Change	2.0	2.1	3.2	2.7	1.5	2.2	1.1	-0.2	5.0	4.7	3.0	2.6
Total Employment (000)	1,251.2	1,249.0	1,264.1	1,285.7	1,306.7	1,318.2	1,314.7	1,282.6	1,277.1	1,287.3	1,311.2	1,337.3
% Change	-0.5	-0.2	1.2	1.7	1.6	0.9	-0.3	-2.4	-0.4	0.8	1.9	2.0
Unemployment Rate	4.8	4.8	4.6	4.4	4.0	3.7	4.6	7.5	8.0	7.5	6.0	5.6
Personal Income Growth	3.6	3.7	7.5	5.0	6.7	4.7	2.8	-1.6	3.5	3.8	5.3	6.4
Population (000)	2,599.3	2,620.4	2,636.2	2,647.0	2,658.0	2,663.8	2,667.1	2,684.8	2,709.2	2,731.0	2,747.2	2,762.4
Single-Family Permits	9,351.0	8,314.0	7,501.0	8,386.0	6,339.0	4,775.0	3,131.0	3,175.5	4,924.0	9,336.0	9,307.4	9,487.6
Multifamily Permits	1,640.0	2,819.0	2,781.0	2,941.0	1,794.0	1,432.0	2,413.0	1,095.3	908.0	1,025.2	2,031.9	2,277.9
Existing-Home Price ($Ths)	151.1	178.4	214.4	261.0	279.1	284.9	272.6	251.9	214.5	225.6	246.0	266.8
Mortgage Originations ($Mil)	31,710.2	48,950.4	33,315.3	40,753.9	37,938.9	32,378.7	20,192.7	22,805.2	21,249.1	19,343.1	18,494.3	20,131.6
Net Migration (000)	8.0	5.4	-1.6	-2.1	-2.0	-7.6	-8.6	5.4	12.0	9.3	3.3	2.2
Personal Bankruptcies	18,197.0	18,364.0	16,343.0	20,042.0	4,834.0	6,488.0	7,914.0	11,271.5	14,060.0	17,529.4	17,670.7	16,357.5

Source: Moody's Economy.com

RECENT PERFORMANCE

The Baltimore economy is still in recession but is slowly improving. Employment is still contracting, but no longer at an increased pace. Its hardest-hit industries are stabilizing. Job losses in construction are becoming less severe, as military-related investment is shoring up demand for commercial construction and residential investment has bottomed. Recovering industrial production is funneling through to local manufacturers, although this renewed demand is merely slowing the rate of manufacturing job losses. Contrary to the national average, the jobless rate continues to climb upward despite the reduction in the labor force. This is leading to the further deterioration of consumer-related industries.

MANUFACTURING

Manufacturing is getting a boost from the global recovery, although the industry's long-term outlook remains bleak. Industrial production in Baltimore is rebounding, slowing the now 20-year outflow of manufacturing employment. Moreover, two companies have recently announced plans to open up shop in Baltimore. Emergent, which maintains sites in several areas in the state, has purchased a manufacturing facility in the city of Baltimore. MRA Digital has also announced that it is searching for a manufacturing facility in Howard County to produce its circuit boards as transportation costs from its facilities in China are eating away at the firm's profit margin. Moody's Economy.com expects the recent respite from the secular decline in manufacturing employment to prove temporary, however, as continued offshoring and greater productivity will ensure more attrition in the local industry longer term.

TRADE

Trade through the Port of Baltimore has stabilized, and investments are being made to ensure that the port remains competitive for years to come. According to Customs District data through the third quarter, trade through the port bottomed during the second quarter and inched slightly upward in the third. Although this is a welcome improvement, trade is still down nearly 40% from its second quarter 2008 peak. Still, the outlook for the port remains bright. BMW recently signed a five-year deal to ship 50,000 cars a year through the port. In addition, Ports America Group reached a deal with the Maryland Port Authority to lease its cargo-container terminal for 50 years. The group will make infrastructure improvements to the port, which will enable it to compete for the larger cargo ships that will start coming through the Panama Canal to the Eastern Seaboard ports in 2014. This investment will help stem the outflow of transportation and warehousing jobs.

TECH

Baltimore is well positioned to benefit from further tech-related investment in the near term. The metro area's high level of educational attainment and network of defense contractors have fostered the growth of high-tech industries over the past few decades. Several recessions have hamstrung related investment, but the concentration of computer systems design and research-oriented industries has still more than doubled since 1970. Ongoing investment, such as the expansion of John's Hopkins bioethics research institute, will ensure that tech-related industries remain a staple of the Baltimore economy.

CONCLUSION

Baltimore's recession will give way to recovery this year. Although the unemployment rate will peak this fall, it will take several years for the labor market to once again reach full employment. Military-related gains are instrumental in the economy's relatively mild downturn and forecast for a strong recovery. Although the metro area is itself a mature economy, promising developments in medical research, tourism and distribution will enable Baltimore to track the U.S. economy over the extended forecast horizon.

NEIGHBORHOOD ANALYSIS

LOCATION

The subject is located within the city of Baltimore, in an area known as Park Heights, approximately 5 miles northwest of the Baltimore Central Business District.

BOUNDARIES

The neighborhood boundaries are detailed as follows:

North:	Northern Parkway
South:	W Cold Spring Lane
East:	Interstate 83
West:	Baltimore County

LAND USE

The subject is situated immediately west of and adjacent to the Sinai Hospital of Baltimore, a 467-bed teaching facility where approximately 400 medical students receive clinical training each year. It is a training site for Johns Hopkins University medical students during their mandatory ambulatory and third-year internal medicine clerkships. Sinai Hospital is the largest employer in Park Heights with a work force of 5,000, and is taking a lead role in neighborhood redevelopment efforts. Sinai Hospital's more recent developments include a 5,500 square foot cancer center expansion and the 3-story build-out with infrastructure and helipad and addition of a new 6-story tower known as The Atrium and South Tower Vertical Expansion, Phase II.

The project included the following:

- 120,000 s.f. Addition
- 3 new floors, approx. 25,000 s.f. each
- +100 private room bed addition
- 6 story link connecting the existing North Tower with the new South Tower
- 8,000 s.f. 4-story atrium
- Green roof on the 4th floor with garden
- New mechanical system with redundancy
- 2 brand new elevator banks
- Extension of existing stair tower.

Park Heights has not benefited from the economic gains experienced in some Baltimore neighborhoods closer to the Inner Harbor and downtown. Every third Saturday in May over 100,000 people attend Pimlico's Preakness Stakes program; however, after the second leg of the thoroughbred Triple Crown has been run, Park Heights slips back into the economic doldrums, characterized by declining population and high unemployment. City departments planners and the Baltimore Development Corporation teamed up with neighborhood and business leaders to create the Park Heights neighborhood master plan.


Park Heights Major Land Use Initiatives
Major Site Residential Redevelopment Area
Cluster-site Residential Redevelopment Areas
Stabilization Areas
Historic Preservation Target Area
Neighborhood Commercial Centers
Convenience and Service Corridors
Pimlico Racetrack Redevelopment Area
Transit Oriented Development Opportunities
Industrial Development Area

The Pimlico Community Development Authority was formed to carry out the plan, the draft being published in February 2006. The Park Height master plans includes several redevelopment ideas for the Pimlico Racetrack including mixed use, residential, maintaining the racetrack and adding surrounding commercial uses and a mixed-use, live-work, business park neighborhood.

Incorporated in November 2007, the Park Heights Renaissance (PHR) is a non-profit 501c3 organization representing residents, businesses, religious institutions, schools, agencies and other stakeholders committed to shaping a better future for Park Heights. Birth from the Pimlico Community Development Authority (PCDA), PHR is to be the "on the ground" organization responsible for ensuring objectives within the Park Heights Master Plan are implemented.

Given the size of both the subject development and the Sinai Hospital campus, these uses dominate the local area. Secondary land uses within Park Heights include a mixture of small commercial, convenience retail, single family attached residential and single family detached residential development.

ACCESS

Primary access to the subject neighborhood is provided by Interstate 695 and Interstate 83, with secondary access provided by Northern Parkway and Reisterstown Road, local arteries that connect with surrounding roadways. Access to downtown Baltimore and the region's interstate system is considered good.

DEMOGRAPHICS

Selected neighborhood demographics in a one-, three-, and five-mile radius from the subject are shown in the following table:

SELECTED NEIGHBORHOOD DEMOGRAPHICS

5201 Park Heights Avenue Baltimore, Maryland	1-Mile	3-Mile	5-Mile
Population			
2014 Population	28,903	165,913	498,206
2009 Population	29,692	167,353	501,979
2000 Population	31,544	171,216	512,427
1990 Population	37,720	185,964	554,319
Growth 2009 - 2014	-0.54%	-0.17%	-0.15%
Growth 2000 - 2009	-0.67%	-0.25%	-0.23%
Growth 1990 - 2000	-1.77%	-0.82%	-0.78%
Households			
2014 Households	10,461	66,676	193,587
2009 Households	10,762	67,452	195,814
2000 Households	11,499	69,489	201,611
1990 Households	12,315	70,534	207,569
Growth 2009 - 2014	-0.57%	-0.23%	-0.23%
Growth 2000 - 2009	-0.73%	-0.33%	-0.32%
Growth 1990 - 2000	-0.68%	-0.15%	-0.29%
2009 Median HH Inc	$36,114	$44,633	$42,797
2009 Estimated Average Household Income	$50,520	$64,312	$62,228
2009 Estimated Per Capita Income	$18,317	$26,261	$24,703
2009 Median Value of all Owner-Occ HUs	$127,325	$171,016	$170,122
Age 25+ College Graduates - 2000	2,918	32,611	86,303
Age 25+ Percent College Graduates - 2009	15.4%	29.2%	26.5%

Source: Claritas

CONCLUSION

As shown above, population as well as the number of households within the subject neighborhood has experienced negative growth over the past twenty years, and this trend is expected to continue. The neighborhood currently has a middle-income demographic profile. The outlook for the neighborhood is for continued loss in population and households over the next five years. These demographic trends, combined with the neighborhood's high crime and unemployment rate, have been considered in our locational adjustment analysis later in this report.

MARKET ANALYSIS

The market analysis forms a basis for assessing market area boundaries, supply and demand factors, and indications of financial feasibility. Given the breadth of the subject's highest and best use "as vacant", we have provided a summary of the three main product types as follows:

BALTIMORE METROPOLITAN RETAIL OVERVIEW

According to the Reis Observer, the Baltimore retail market is described as being more resilient than most as it has consistently outperformed both national and regional average amounts.

Vacancy Trends

METROPOLITAN BALTIMORE RETAIL
NEIGHBORHOOD & COMMUNITY CENTERS
MARKET COMPARISON

	Baltimore	South Atlantic Region	United States
Vacancy Rate - Neighborhood Centers	5.5%	11.4%	11.8%
Vacancy Rate - Community Centers	8.5%	9.8%	9.8%
Source: Reis, 1st Quarter 2010			

Vacancy rates within the local market are lower than what is indicated for the South Atlantic Region and the United States. This is true for both neighborhood and community centers.

Rent Growth Trends

METROPOLITAN BALTIMORE RETAIL
NEIGHBORHOOD & COMMUNITY CENTERS
MARKET COMPARISON

	Baltimore	South Atlantic Region	United States
Rent Change - Neighborhood Centers	-1.0%	-1.0%	-0.9%
Rent Change - Community Centers	0.0%	-1.0%	-0.8%
Source: Reis, 1st Quarter 2010			

In terms of rent growth, neighborhood centers experienced a -1.0% rent decline, which is similar to the rent decline for the region and the US. Community centers experienced no decline in rent, which is better than the rent decline for the region and the US.

Vacancy Rates for Neighborhood and Community Centers

Approximately 2,468,000 square feet of new neighborhood and community retail space have been delivered since Year-End 2000. Absorption exceeded new completions from 2002 until the end of 2006, with negative absorption in 2007 through First Quarter 2010. Net absorption at First Quarter 2010 was -10,000 square feet, with nothing completed. Current vacancy rates are considered to be relatively low in the Metropolitan Baltimore retail neighborhood and community center market, although they have increased since 2007. Effective rental rates averaged $19.05 per square foot at First Quarter 2010, a decline over the average at Year-End 2008 as illustrated below:

METROPOLITAN BALTIMORE RETAIL
NEIGHBORHOOD & COMMUNITY CENTERS

Year	Period	Inventory (SF)	Vacancy	Vacant (SF)	Completions (SF)	Net Absorption	Avg Eff Rent
2010	1st Quarter	35,911,000	7.1%	2,544,000	-	-10,000	$19.05
2009	Year End	35,911,000	7.1%	2,534,000	87,000	-374,000	$19.14
2008	Year-End	35,824,000	5.8%	2,073,000	145,000	-327,000	$19.71
2007	Year-End	35,679,000	4.5%	1,601,000	176,000	-210,000	$19.75
2006	Year-End	35,503,000	3.4%	1,215,000	243,000	614,000	$19.41
2005	Year-End	35,260,000	4.5%	1,586,000	295,000	450,000	$18.54
2004	Year-End	34,965,000	5.0%	1,741,000	325,000	582,000	$18.01
2003	Year-End	34,534,000	5.8%	1,994,000	332,000	440,000	$17.42
2002	Year-End	34,202,000	6.1%	2,102,000	349,000	727,000	$16.92
2001	Year-End	33,583,000	6.6%	2,210,000	516,000	181,000	$16.77
2000	Year-End	32,917,000	5.2%	1,725,000	341,000	337,000	$16.90
1999	Year-End	32,576,000	5.3%	1,719,000	305,000	236,000	$16.22
1998	Year-End	32,271,000	5.1%	1,650,000	162,000	63,000	$15.68
1997	Year-End	32,109,000	4.8%	1,551,000	1,090,000	941,000	$15.38
1996	Year-End	31,019,000	4.5%	1,402,000	450,000	660,000	$15.03
1995	Year-End	30,569,000	5.3%	1,612,000	316,000	407,000	$13.99
1994	Year-End	30,253,000	5.6%	1,703,000	275,000	760,000	$13.43
1993	Year-End	29,978,000	7.3%	2,188,000	38,000	485,000	$12.94
1992	Year-End	29,940,000	8.8%	2,635,000	667,000	491,000	$12.46
1991	Year-End	29,273,000	8.4%	2,459,000	856,000	614,000	$12.37
1990	Year-End	28,417,000	7.8%	2,217,000	456,000	280,000	$12.26

Source: Reis, 1st Quarter 2010

Vacancy rates ranged from a low of 3.4% in 2006 to a high of 8.8% in 1992 during the period from 1990 to First Quarter 2010 with an average of 5.9%. Vacancy rates were 7.1% at First Quarter 2010. New product has consistently been delivered to the market over the same period with an average of 353,524 square feet of new product every year, and an average yearly absorption of 349,857 square feet. However, due to declining market conditions and limited financing options, no new product was delivered in the first quarter. During the same time period, rental rates increased from $12.26 per square foot in 1990 to $19.75 per square foot at Year End 2007. Average effective rental rates have decreased from 2007 to 2009 from $19.75 to $19.05 per square foot.

Population and Employment Statistics

METROPOLITAN BALTIMORE RETAIL
NEIGHBORHOOD & COMMUNITY CENTERS

Year	Period	Inventory (SF)	Vacancy	Total Population	SF per Person	Total Employment	SF per Worker	Avg HH Income
2010	1st Quarter	35,911,000	7.1%	2,714,610	13.23	1,261,370	28.47	$127,471
2009	Year End	35,911,000	7.1%	2,708,030	13.26	1,257,770	28.55	$126,728
2008	Year-End	35,824,000	5.8%	2,686,880	13.33	1,302,500	27.50	$124,692
2007	Year-End	35,679,000	4.5%	2,674,800	13.34	1,318,930	27.05	$123,435
2006	Year-End	35,503,000	3.4%	2,667,080	13.31	1,312,770	27.04	$118,831
2005	Year-End	35,260,000	4.5%	2,656,830	13.27	1,295,400	27.22	$111,933
2004	Year-End	34,965,000	5.0%	2,642,010	13.23	1,270,130	27.53	$107,322
2003	Year-End	34,534,000	5.8%	2,632,260	13.12	1,254,130	27.54	$97,931
2002	Year-End	34,202,000	6.1%	2,610,550	13.10	1,246,830	27.43	$94,364
2001	Year-End	33,583,000	6.6%	2,587,950	12.98	1,253,930	26.78	$92,166
2000	Year-End	32,917,000	5.2%	2,567,660	12.82	1,262,200	26.08	$88,956
1999	Year-End	32,576,000	5.3%	2,548,240	12.78	1,234,600	26.39	$83,333
1998	Year-End	32,271,000	5.1%	2,532,470	12.74	1,196,800	26.96	$73,066
1997	Year-End	32,109,000	4.8%	2,519,190	12.75	1,179,070	27.23	$75,483
1996	Year-End	31,019,000	4.5%	2,507,410	12.37	1,150,120	26.97	$71,346
1995	Year-End	30,569,000	5.3%	2,496,070	12.25	1,129,260	27.07	$67,719
1994	Year-End	30,253,000	5.6%	2,483,390	12.18	1,125,360	26.88	$66,446
1993	Year-End	29,978,000	7.3%	2,466,780	12.15	1,103,110	27.18	$64,242
1992	Year-End	29,940,000	8.8%	2,449,310	12.22	1,091,900	27.42	$63,126
1991	Year-End	29,273,000	8.4%	2,429,730	12.05	1,099,810	26.62	$60,373
1990	Year-End	28,417,000	7.8%	2,405,190	11.81	1,135,750	25.02	$59,198

Source: Reis, 1st Quarter 2010

Both population and employment continue to grow and the trend is expected to continue. Since 2000, population and employment have grown by approximately 5.0% and 2.0%, respectively. The market has also experienced an increase in inventory of approximately 5.72% during the same time period. Correspondingly, the square feet of retail space per person increased 3.19% and the square feet of retail space per worker increased 9.17%. The study also shows that the average household income increased 43.30% during the same time period.

Neighborhood Centers

METROPOLITAN BALTIMORE RETAIL NEIGHBORHOOD SHOPPING CENTERS							
Year	Periord	Inventory (SF)	Vacancy	Vacant (SF)	Completions (SF)	Net Absorption	Avg Eff Rent
2010	1st Quarter	17,096,000	5.5%	946,000	-	2,000	$18.00
2009	Year-End	17,096,000	5.5%	948,000	87,000	120,000	$18.19
2008	Year-End	17,009,000	5.8%	981,000	145,000	-71,000	$18.62
2007	Year-End	16,864,000	4.5%	765,000	176,000	-109,000	$18.67
2006	Year-End	16,688,000	2.9%	480,000	243,000	236,000	$18.18
2005	Year-End	16,445,000	2.9%	473,000	189,000	241,000	$17.20
2004	Year-End	16,256,000	3.2%	525,000	325,000	491,000	$16.56
2003	Year-End	16,000,000	4.3%	694,000	235,000	346,000	$16.01
2002	Year-End	15,765,000	5.1%	805,000	79,000	211,000	$15.59
2001	Year-End	15,686,000	6.0%	937,000	148,000	(38,000)	$15.50
2000	Year-End	15,538,000	4.8%	751,000	325,000	289,000	$15.59
1999	Year-End	15,213,000	4.7%	715,000	176,000	177,000	$14.99
1998	Year-End	15,037,000	4.8%	716,000	162,000	93,000	$14.60
1997	Year-End	14,875,000	4.3%	647,000	186,000	128,000	$14.31

Source: Reis, 1st Quarter 2010

Vacancy rates for neighborhood shopping centers are above the lows witnessed in 2005 and 2006, with a vacancy rate of 5.5% at First Quarter 2010. Absorption has typically been positive for the past five years exceeding new completions; however, during 2007 and 2008, net absorption was -109,000 and -71,000 based on completions of 176,000 and 145,000 square feet in the same periods, respectively. During First Quarter 2010, net absorption was positive with 2,000 square feet. The neighborhood shopping center segment's average effective rent has increased from $14.31 per square foot to $18.00 per square foot since 1997, a 25.7% increase. However, average effective rents have decreased from Year End 2007 to First Quarter 2010 from $18.67 to $18.00 per square foot.

Community Centers

METROPOLITAN BALTIMORE RETAIL
COMMUNITY SHOPPING CENTERS

Year	Period	Inventory (SF)	Vacancy	Vacant (SF)	Completions (SF)	Net Absorption	Avg Eff Rent
2010	1st Quarter	18,815,000	8.5%	1,598,000	-	-12,000	$20.00
2009	Year-End	18,815,000	8.4%	1,586,000	-	-494,000	$20.01
2008	Year-End	18,815,000	5.8%	1,092,000	-	-256,000	$20.70
2007	Year-End	18,815,000	4.4%	836,000	-	-101,000	$20.73
2006	Year-End	18,815,000	3.9%	735,000	-	378,000	$20.49
2005	Year-End	18,815,000	5.9%	1,113,000	106,000	209,000	$19.71
2004	Year-End	18,709,000	6.5%	1,216,000	-	93,000	$19.28
2003	Year-End	18,534,000	7.0%	1,300,000	97,000	94,000	$18.62
2002	Year-End	18,437,000	7.0%	1,297,000	270,000	516,000	$18.05
2001	Year-End	17,897,000	7.1%	1,273,000	368,000	219,000	$17.89
2000	Year-End	17,379,000	5.6%	974,000	16,000	48,000	$18.07
1999	Year-End	17,363,000	5.8%	1,004,000	129,000	59,000	$17.29
1998	Year-End	17,234,000	5.4%	934,000	-	(30,000)	$16.63
1997	Year-End	17,234,000	5.2%	904,000	904,000	813,000	$16.30

Source: Reis, 1st Quarter 2010

The community shopping center segment shows a declining vacancy rate trend starting in 2003 and continuing to the end of 2006, with an increase in 2007 through 2009. This trend continued as of first quarter with vacancy up to 8.5%. Absorption has typically been positive exceeding new completions; however, this trend changed in 2007. Net absorption at Year End 2008 was -256,000 square feet. As of First Quarter 2010, net absorption was a negative 12,000 square feet. The community shopping center segment's average effective rent has increased from $16.30 per square foot to $20.00 per square foot since the end of 1997. However, average effective rents have decreased from Year End 2007 to First Quarter 2010 from $20.73 to $20.00 per square foot.

OFFICE

The Metropolitan Baltimore Area office market consists of over 62.3 million square feet of competitive multi-tenanted office space. The region's office market is segmented into three broad submarkets: Baltimore City, Lower Suburban and Upper Suburban. Below are statistics for the metro area as of 1st Quarter 2010.

First Quarter 2010 Baltimore Office Market Statistics

Baltimore City	Buildings Total	Inventory Total	Vacant SF Direct	Vacancy Rate Direct	Vacant SF Sublet	Total Vacant SF	Vacancy Rate W / Sublet	Total Occupied SF	Full Service Rental Rate Weighted Average Class A	Full Service Rental Rate Weighted Average All Classes	Net Absorption 1st Quarter	Net Absorption YTD
CBD - Class A+	12	4,283,171	757,987	17.7%	152,575	910,562	21.3%	3,372,609		$ 28.00	3,136	3,136
CBD - Class A	20	4,663,492	710,978	15.2%	184,311	895,289	19.2%	3,768,203	$ 24.00	$ 24.00	8,025	8,025
CBD - Class B	31	3,515,356	469,190	13.3%	21,477	490,667	14.0%	3,024,689		$ 17.00	966	966
CBD Total	*63*	*12,462,019*	*1,938,155*	*15.6%*	*358,363*	*2,296,518*	*18.4%*	*10,165,501*	*$ 24.00*	*$ 23.18*	*12,127*	*12,127*
Baltimore City East	43	4,342,046	567,264	13.1%	112,042	679,306	15.6%	3,662,740	$ 31.60	$ 23.00	87,365	87,365
Baltimore City West	13	1,827,266	583,237	31.9%	12,000	595,237	32.6%	1,232,029	$ 22.50	$ 21.75	0	0
Baltimore City North	8	1,396,763	665,320	47.6%	3,851	669,171	47.9%	727,592	$ 21.32	$ 18.50	1,380	1,380
Midtown/Mt. Vernon	17	666,608	96,070	14.4%	4,615	100,685	15.1%	565,923	$ 22.00	$ 18.00	(774)	(774)
Baltimore City (Non-CBD) Total	*81*	*8,232,683*	*1,911,891*	*23.2%*	*132,508*	*2,044,399*	*24.8%*	*6,188,284*	*$ 24.25*	*$ 21.95*	*87,971*	*87,971*
Total	**144**	**20,694,702**	**3,850,046**	**18.6%**	**490,871**	**4,340,917**	**21.0%**	**16,353,785**	**$ 24.98**	**$ 21.95**	**100,098**	**100,098**

Lower Suburban	Buildings Total	Inventory Total	Vacant SF Direct	Vacancy Rate Direct	Vacant SF Sublet	Total Vacant SF	Vacancy Rate W / Sublet	Total Occupied SF	Full Service Rental Rate Weighted Average Class A	Full Service Rental Rate Weighted Average All Classes	Net Absorption 1st Quarter	Net Absorption YTD
Annapolis	49	2,408,700	422,980	17.6%	32,584	455,564	18.9%	1,953,136	$ 29.42	$ 28.30	(63,405)	(63,405)
BWI	91	7,461,865	1,429,962	19.2%	19,092	1,449,054	19.4%	6,012,811	$ 26.85	$ 24.22	21,527	21,527
Columbia	187	11,281,501	1,280,075	11.3%	188,161	1,468,236	13.0%	9,813,265	$ 23.50	$ 22.81	(102,300)	(102,300)
Ellicott City	18	521,181	35,570	6.8%	0	35,570	6.8%	485,611	$ 22.00	$ 20.55	(13,126)	(13,126)
Route 2/3	20	846,839	103,516	12.2%	0	103,516	12.2%	743,323	$ 23.84	$ 22.25	5,595	5,595
Total	**365**	**22,520,086**	**3,272,103**	**14.5%**	**239,837**	**3,511,940**	**15.6%**	**19,008,146**	**$ 25.20**	**$ 23.87**	**(151,709)**	**(151,709)**

Upper Suburban	Buildings Total	Inventory Total	Vacant SF Direct	Vacancy Rate Direct	Vacant SF Sublet	Total Vacant SF	Vacancy Rate W / Sublet	Total Occupied SF	Full Service Rental Rate Weighted Average Class A	Full Service Rental Rate Weighted Average All Classes	Net Absorption 1st Quarter	Net Absorption YTD
Baltimore County East	26	1,132,680	267,633	23.6%	2,018	269,651	23.8%	863,029	$ 22.18	$ 20.81	(27,102)	(27,102)
Reisterstown Rd Corridor	69	4,232,880	511,544	12.1%	17,488	529,032	12.5%	3,703,848	$ 22.50	$ 21.31	(33,578)	(33,578)
Harford County	24	886,603	43,957	5.0%	0	43,957	5.0%	842,646	$ 21.90	$ 21.00	60,324	60,324
Hunt Valley	53	3,996,514	463,529	11.6%	30,260	493,789	12.4%	3,502,725	$ 22.00	$ 20.68	22,105	22,105
Towson/Timonium	103	6,425,246	737,279	11.5%	17,294	754,573	11.7%	5,670,673	$ 22.25	$ 19.90	(17,432)	(17,432)
West Side	50	2,418,131	341,679	14.1%	2,880	344,559	14.2%	2,073,572	$ 20.00	$ 18.00	38,988	38,988
Total	**325**	**19,092,054**	**2,365,621**	**12.4%**	**69,940**	**2,435,561**	**12.8%**	**16,656,493**	**$ 22.04**	**$ 20.65**	**43,305**	**43,305**

Baltimore	Buildings Total	Inventory Total	Vacant SF Direct	Vacancy Rate Direct	Vacant SF Sublet	Total Vacant SF	Vacancy Rate W / Sublet	Total Occupied SF	Full Service Rental Rate Weighted Average Class A	Full Service Rental Rate Weighted Average All Classes	Net Absorption 1st Quarter	Net Absorption YTD
Total	**834**	**62,306,842**	**9,487,770**	**15.2%**	**800,648**	**10,288,418**	**16.5%**	**52,018,424**	**$24.45**	**$22.42**	**(8,306)**	**(8,306)**

Vacancy Rates

As of the 1st Quarter 2010, there was over 9.48 million square feet available for direct lease in the Baltimore region, for a direct vacancy rate of 15.2% Including sublet space, a total of over 10.28 million square feet is available for an overall vacancy rate of 16.5%.

The vacancy rate has increased 200 basis points from Year End 2008 from 14.5% to 16.5% as of First Quarter 2010. Baltimore City's vacancy is significantly higher than the suburban areas of the metropolitan region, and rose significantly over the past year due to oversupply. Office market total vacancy statistics for the Baltimore area are shown in the following table:

BALTIMORE REGIONAL OFFICE MARKET
HISTORICAL VACANCY RATES - 1ST QUARTER 2010

Market	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	1Q 10
Baltimore City	16.5%	10.2%	7.8%	8.4%	11.1%	18.9%	19.1%	19.8%	17.1%	13.7%	13.7%	15.2%	21.1%	21.0%
Suburban	6.8%	8.0%	7.9%	7.8%	17.8%	17.3%	15.2%	13.0%	13.9%	10.1%	12.2%	14.2%	14.0%	14.3%
Baltimore MSA	10.0%	8.7%	7.9%	8.0%	16.0%	17.9%	16.6%	15.4%	15.0%	11.3%	12.7%	14.5%	16.4%	16.5%

Source: CB Richard Ellis. Data from 1997-2000 excludes sublet space.

After reaching 17.9% at Year-End 2002, the vacancy rate generally declined to 11.3% by Year-End 2006, which marked the peak of the most recent expansion. The direct vacancy rate has begun rising again as new product is delivered to the market and as the economy has slowed. The vacancy rate began to rise in 2007 and by First Quarter 2010 has reached 16.5%, the highest rate its been since 2003.

The vacancy rate has historically been several percentage points higher in Baltimore City than in the suburban areas, although the rates had grown closer together in 2007 and 2008 due to oversupply in the suburbs. The 2009 and 2010 data shows a reversal of this tightening, as Baltimore City's vacancy rose significantly due to negative absorption and increased sublet space being marketed. Additionally, the new 590,109 square-foot Legg Mason Building delivered in Third Quarter of 2009 and is currently 74.5% leased.

Supply

The following table highlights the inventory of office buildings under construction for delivery in 2010 and beyond, by jurisdiction.

BUILDINGS UNDER CONSTRUCTION AT 1ST QUARTER 2010
BALTIMORE MSA

County	No. Bldgs.	NRA	Available SF	% Leased	Delivery 2010	Delivery 2011
Anne Arundel	3	251,000	244,000	3%	251,000	0
Baltimore City	2	353,412	165,015	53%	353,412	0
Baltimore County	1	40,200	40,200	0%	40,200	0
Carroll	0	0	0	0%	0	0
Cecil	0	0	0	0%	0	0
Harford	4	264,948	83,851	68%	264,948	0
Howard	2	313,500	313,500	0%	313,500	0
Total:	12	1,223,060	846,566	31%	1,223,060	0

Compiled by: CB Richard Ellis, Inc., 4/10

There is over 1.2 million square feet of office space under construction in the MSA for delivery in 2010. Approximately 31% of the under construction inventory is pre-leased. Construction has slowed as credit has tightened and demand eased. There have been no construction starts with delivery dates in 2011 as of yet. A large portion of the new construction is BRAC-related, built for contractors needing space near the Aberdeen Proving Grounds in Harford County. Additionally, two office buildings are under construction in the Baltimore City East neighborhood near downtown. The largest amount of speculative office space is being constructed in Columbia.

BUILDINGS UNDER CONSTRUCTION AS OF 1Q 2010

Submarket	Project	Delivery Date	RBA (SF)	Space Available	% Leased/ Sold	Developer/Owner	Lead Tenant	Avg Asking $
Annapolis	129 Lubrano Dr.	4Q 2010	40,000	33,000	18%	Joseph Contee	MD Primary Care	$30-32 Plus Electric
Baltimore City East	1300 Thames Street	2Q 2010	278,412	125,515	55%	Harbor Point Development	Morgan Stanley	Negotiable
Baltimore City East	Fort Ave - The Offices at McHenry Row	3Q 2010	75,000	39,500	47%	Centre, LLC	Council	$25.75 Plus Utilities
Baltimore County East	435 Williams Ct	4Q 2010	40,200	40,200	0%	St. John Properties	N/A	$15.50 NNN
BWI	308 Sentinel Dr	3Q 2010	160,000	160,000	0%	COPT	N/A	$30 Plus Utilities
Columbia	9070 Sterling Dr	3Q 2010	160,000	160,000	0%	Emory Properties	N/A	$30.00 Plus Utilities
Columbia	9161 Sterling Dr	3Q 2010	153,500	153,500	0%	James F. Knott Realty Group	N/A	Negotiatable
Harford County	210 Research Blvd.	2Q 2010	85,000	52,571	38%	COPT	Northrop Grumman	
Harford County	6245 Guardian Gateway	3Q 2010	31,280	31,280	0%	St. John Properties	N/A	$24.50 NNN
Harford County	6260 Guardian Gateway	4Q 2010	74,334	0	100%	St. John Properties	Raytheon Company	N/A
Harford County	6280 Guardian Gateway	4Q 2010	74,334	0	100%	St. John Properties	L-3 Communications	N/A
Route 2/3	241 Najoles Rd.	4Q 2010	51,000	51,000	0%	St. John Properties	N/A	Negotiable
Total			**1,223,060**	**846,566**	**30.8%**			

Source: CBRE 4/10

Demand

Absorption over the past 13.25 years is shown in the following table:

BALTIMORE REGIONAL OFFICE MARKET HISTORICAL NET ABSORPTION (SF)

Year End	Baltimore MSA	Baltimore City	CBD % of Total	Lower Suburban	% of Total	Upper Suburban	% of Total
1997	965,834	336,357	34.8%	393,225	40.7%	236,252	24.5%
1998	1,295,817	347,278	26.8%	607,262	46.9%	341,277	26.3%
1999	1,049,582	217,601	20.7%	547,346	52.1%	284,635	27.1%
2000	2,023,786	96,800	4.8%	1,367,137	67.6%	559,849	27.7%
2001	1,080,875	595,713	55.1%	299,531	27.7%	185,631	17.2%
2002	1,561,622	661,102	42.3%	872,310	55.9%	28,210	1.8%
2003	888,125	126,228	14.2%	542,927	61.1%	218,970	24.7%
2004	894,509	190,458	21.3%	659,410	73.7%	44,641	5.0%
2005	1,567,833	744,470	47.5%	244,675	15.6%	578,688	36.9%
2006	3,223,839	1,049,621	32.6%	1,381,406	42.8%	792,812	24.6%
2007	1,115,610	507,806	45.5%	422,200	37.8%	185,604	16.6%
2008	1,062,603	(21,274)	-2.0%	462,371	43.5%	621,506	58.5%
2009	186,961	(42,298)	-22.6%	145,185	77.7%	84,074	45.0%
2010 YTD	(8,306)	100,098	n/a	(151,709)	n/a	43,305	n/a
Total	16,908,690	4,909,960	29.0%	7,793,276	46.1%	4,205,454	24.9%
Annual Average	1,276,128	370,563	29.0%	588,172	46.1%	317,393	24.9%

Source: CB Richard Ellis, 1Q10

The following shows historical annual net absorption by submarket for the Baltimore region.

BALTIMORE METROPOLITAN OFFICE MARKET OVERVIEW
Annual Net Absorption

Submarket	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010 YTD
Class "A+" CBD	($16,810)	($75,929)	($11,982)	($118,145)	$155,948	$216,897	$249,966	$210,300	($193,070)	($36,912)	$3,136
Class "A" CBD	($187,259)	$260,564	$101,484	($80,609)	$88,594	$43,950	$124,490	$81,453	($114,619)	($20,013)	$8,025
Class "B" CBD	$115,767	($134,717)	($53,631)	$108,274	$24,204	$78,114	$4,384	($29,638)	$55,106	($25,938)	$966
Downtown Total:	***($88,302)***	***$49,918***	***$35,871***	***($90,480)***	***$268,746***	***$338,961***	***$378,840***	***$262,115***	***($252,583)***	***($82,863)***	***$12,127***
Baltimore City East	$0	$0	$129,893	$244,874	($26,274)	$90,145	$565,157	$132,274	$3,763	$61,469	$87,365
Baltimore City West	$0	$0	$400,753	($121,829)	($12,428)	$307,676	$75,578	$25,369	$40,382	($6,806)	$0
Baltimore City North	$0	$0	$4,601	$71,810	$246	($1,791)	($12,105)	$21,936	$181,926	($21,496)	$1,380
Midtown/Mt. Vernon	$0	$0	$42,945	$21,853	($39,832)	$9,479	$42,151	$66,112	$5,238	$7,398	($774)
Baltimore City Non-CBD:	***$185,102***	***$545,795***	***$625,231***	***$216,708***	***($78,288)***	***$405,509***	***$670,781***	***$245,691***	***$231,309***	***$40,565***	***$87,971***
BALTIMORE CITY TOTAL	***$96,800***	***$595,713***	***$661,102***	***$126,228***	***$190,458***	***$744,470***	***$1,049,621***	***$507,806***	***($21,274)***	***($42,298)***	***$100,098***
	$0	$0	$0	$0							
Annapolis	$17,224	$206,504	$13,076	$65,004	$102,450	$45,856	$261,692	$19,826	$83,116	($25,715)	($63,405)
BWI	$477,124	($217,194)	$445,603	$180,603	$205,822	$62,967	$456,438	$40,089	$198,829	$36,842	$21,527
Columbia	$875,960	$263,720	$350,089	$278,197	$363,873	$78,090	$412,867	$352,996	$127,809	$122,483	($102,300)
Ellicott City	($1,407)	$18,428	$21,318	$2,569	($611)	$31,053	$28,787	$9,907	$9,934	$2,199	($13,126)
Route 2/3	($1,764)	$28,073	$42,224	$16,554	($12,124)	$26,709	$221,622	($618)	$42,683	$9,376	$5,595
Lower Suburban:	***$1,367,137***	***$299,531***	***$872,310***	***$542,927***	***$659,410***	***$244,675***	***$1,381,406***	***$422,200***	***$462,371***	***$145,185***	***($151,709)***
	$0	$0	$0	$0							
East Baltimore County	$29,025	$139,481	($14,212)	$12,222	($34,265)	($18,345)	$26,683	($10,903)	($487)	($2,623)	($27,102)
Reisterstown Rd Corridor	$305,361	$61,502	$113,717	$130,748	$67,084	$79,960	$68,864	$4,264	$287,827	$107,443	($33,578)
Harford County	$32,356	$76,603	$23,556	$41,009	($6,565)	($15,620)	$5,612	$48,132	$44,269	($1,952)	$60,324
Hunt Valley	$33,375	($192,474)	($31,698)	($70,028)	($119,096)	$189,018	$499,412	$81,327	$356,275	($34,843)	$22,105
Towson/Timonium	$111,964	$93,219	($304,703)	$70,773	($3,428)	$277,655	$1,180	$55,501	($128,460)	($21,243)	($17,432)
West Side	$47,768	$7,300	$241,550	$34,246	$140,911	$66,020	$191,061	$7,283	$62,082	$37,292	$38,988
Upper Suburban	***$559,849***	***$185,631***	***$28,210***	***$218,970***	***$44,641***	***$578,688***	***$792,812***	***$185,604***	***$621,506***	***$84,074***	***$43,305***
	$0	$0	$0	$0							
SUBURBAN TOTAL	***$1,926,986***	***$485,162***	***$900,520***	***$761,897***	***$704,051***	***$823,363***	***$2,174,218***	***$607,804***	***$1,083,877***	***$229,259***	***($108,404)***
	$0	***$0***	***$0***	***$0***							
METROPOLITAN TOTAL	***$2,023,786***	***$1,080,875***	***$1,561,622***	***$888,125***	***$894,509***	***$1,567,833***	***$3,223,839***	***$1,115,610***	***$1,062,603***	***$186,961***	***($8,306)***

* Includes competitive (multi-tenant) office bldgs in selected submarkets only.

This information was gathered from sources deemed reliable. Though we do not doubt its accuracy, we do not guarantee it.

Source: CBRE

The average annual absorption since 1997 has averaged approximately 1.31 million square feet in the Baltimore MSA. Absorption spiked in 2006 to 3.2 million square feet, in 2007 the MSA absorbed just over 1.1 million square feet of office space. In 2008, net absorption declined slightly to 1.06 million square feet. The absorption in 2009 reflected the weak economy at just 186,961 square feet. Through First Quarter 2010, absorption has been positive in Baltimore City and the Upper Suburban market area, while the Lower Suburban market area has experienced negative absorption. Overall, through First Quarter 2010, the MSA has experienced negative 8,306 square feet in absorption.

Absorption Projections

Given the poor performance over the recent past and the decline in the national economy, we have forecasted a lower absorption over the next two years. Our estimate of 800,000 per year is less than the average over the past 13 years. The average vacancy rate over the past 13.25 years was 13.3% for the MSA overall and therefore 13% is estimated to by the stabilized vacancy for the region.

VACANCY PROJECTIONS - BALTIMORE METROPOLITAN REGION			
Category	Metro Area	Baltimore City	Suburban MD
Beg. of Period Office Space	62,306,842	20,694,702	41,612,140
Beg. of Period Vacancy Rate	16.5%	21.0%	14.3%
Beg. of Period Vacant SF	10,288,418	4,340,917	5,947,501
Less Stabilized Vacancy @ 13%	(8,099,889)	(2,690,311)	(5,409,578)
Excess Supply	2,188,529	1,650,606	537,923
Projected Annual Absorption	800,000	200,000	600,000
Yrs Current Excess Supply	2.74	8.25	0.90
Future Vacancy Projections			
New Supply UC over the next 24 months	1,223,060	353,412	869,648
Beg. of Period Vacant SF	10,288,418	4,340,917	5,947,501
Less 24 Mos of Net Absorption	(1,600,000)	(400,000)	(1,200,000)
End of Period Vacancy	9,911,478	4,294,329	5,617,149
End of Period Inventory	63,529,902	21,048,114	42,481,788
End of Period Vacancy Rate	15.6%	20.4%	13.2%
Excess Supply > 13%	1,652,591	1,558,074	94,517
Yrs Excess Supply in 24 mos	2.07	7.79	0.16

Source: CB Richard Ellis Valuation & Advisory Services 1Q10

Assuming an absorption level of 800,000 square feet per year, overall vacancy could decline slightly over the next 24 months to 15.6% for the entire MSA, assuming no additional construction comes on line. Baltimore City's vacancy rate is projected to decline slightly over the next 24 months to 20.4% from 21.0%, while the suburban area's vacancy is expected to decrease to 13.2% from 14.3% over the same period.

At this point, the market is considered somewhat over-supplied, primarily within Baltimore City. Based on our projections, there are 24.8 months of over-supply to reach an estimated 13% stabilized vacancy rate in the MSA overall. Within Baltimore City, there is nearly 8 years of over-supply, while the suburban areas of the metropolitan area are near stabilization.

MULTIFAMILY

An overview of local market conditions is a necessary aspect of the appraisal process. The market analysis forms a basis for assessing market area boundaries, supply and demand factors, and indications of financial feasibility. In this section, CB Richard Ellis discusses the status of local market conditions. Reis published the First Quarter 2010 Report, which was utilized in our analysis of the subject property's submarket. Other data used in CB Richard Ellis surveys was collected through conversations and meetings with property managers, leasing agents, and brokers in the immediate area and throughout Suburban Maryland and the Baltimore area.

ECONOMIC TRENDS

The following trends are evident in the Baltimore area economy and the national economy:

- According to the preliminary unemployment numbers released by Bureau of Labor Statistics in March 2010, the state of Maryland posted a 1st Quarter unemployment rate of 7.7% (which is up 1.0% from March 2009) whereas the Baltimore-Towson Metro Area is reflecting a slightly lower unemployment rate of 7.6%. Both the Baltimore Region and the State of Maryland are exhibiting unemployment rates below the national average of 9.9%.

- The United States GDP increased at an annual rate of 3.2% in the first quarter of 2010 (that is, from the fourth quarter to the first quarter), according to the "advance" estimate released by the Bureau of Economic Analysis.

- The Baltimore Area experienced a decline of 35,000 jobs during the 12 months ending January 2010, this represents a decline of 2.8%, compared to the national decline of 3.0% during this period. Housing prices in the Baltimore Area declined 7.7% during the 12 months ending January 2010.

- According to Delta Reports, Education/Health and Government sectors, which are 36% of the total job base, have continued to add jobs over the past twelve months. The Leisure/Hospitality sector added 2,200 payroll jobs during the past 12 months. This compares to the 15-year annual average of 1,300. The Construction sector experienced the steepest job decline at 13,900 positions. Overall, job growth is expected to recover in the Baltimore MSA during 2010 with 9,000 new jobs.

- Inflation- Prices increased 2.6% during the 12 months ending January 2010. Experts are projecting an inflation rate of 2.5% for the entire 2010 calendar year.

- The first quarter results highlight the progress made in the investment markets and the overall change in attitude from the beginning of 2009. Sales volume reached $15.4 billion, representing a 50% increase from the first quarter of 2009, with every property type posting a higher volume.

- According to Real Capital Analytics, national transaction volume and pricing for apartments improved in the first quarter of 2010, but the rebound was not as broad-based as experienced in the office sector. Sales of significant apartment properties totaled $4.3 billion in the first quarter of 2010, nearly two times the volume in the same period a year prior. There were a significant number of large asset sales, primarily in the NYC and DC Metros; combined, these areas accounted for roughly 70% of the volume in this first quarter.

- According to Real Capital Analytics, the decline in cap rates that began in the fourth quarter of 2009 accelerated this past quarter, dropping almost 40 basis points.

- The top national apartment buyer and seller during the first quarter was Equity Residential. The Baltimore area ranked 13th out of 20 major core markets with respect to apartment sales volume with $101.4 million. There were 3 major apartment sales in Baltimore during the first quarter of 2010 according to Real Capital Analytics.

- There were 2 core apartment sales in Westminster, Maryland in the first quarter of 2010 which is very rare given the lack of supply of major apartment complexes in Carroll County which is a more rural area of Maryland.

- The $787 billion stimulus act signed by President Obama will direct $41 million in research grants to Johns Hopkins University, $610 million in Baltimore transportation projects, and $180 million in Baltimore area housing projects. Additionally, the stimulus bill calls for an 18% rise in Medicaid funding.

- The Education/Health sector is expected to be one of the top producers of metro area jobs, as Johns Hopkins University and University of Maryland continue to be economic generators in the metro area. The Financial and Construction sectors should start to see improvement in the near-term as the market recovers from the impact of the Credit Crunch.

Trends in the Commercial Real Estate Market

There is a lack of liquidity throughout the financial system and an unwillingness to lend by those with ready capital. In the real economy, consumers and businesses are tightening their belts in order to deal with reduced current income and uncertain future prospects.

As a result, activity in the commercial real estate market is reduced. Leasing has slowed down as tenants without immediate space requirements or near-term lease expirations are holding off on leasing decisions. Tenants perceive that the economy is not strengthening and they will likely not be penalized for delaying commitments.

Investment activity is in a state of suspension. Affordable debt financing is generally unavailable for anything except multifamily investments. Many deals struck prior to the upheaval are either being re-traded or the purchaser is backing-out altogether. Property owners have been hesitant to sell given the uncertainty in the market.

The investment market can be characterized by a lack of agreement between sellers and buyers. The difficulty in obtaining affordable debt financing is considered by sellers to be a temporary situation, albeit one which prospective buyers are reflecting with sharply heightened caution. As such, recent activity indicates a gap between buyers' pricing and sellers' pricing. Although economic conditions are not projected to improve in the near future, it is anticipated that requirements of buyers and sellers will begin to converge as conditions stabilize.

Baltimore Apartment Market

Historical apartment market statistics for the Baltimore Metro area are as follows:

BALTIMORE CLASS A APARTMENT MARKET STATISTICS
FIRST QUARTER 2010

	Submarket									
Market Indicators	Columbia	Anne Arundel County	**Subtotal Southern Suburbs**	West & NW Baltimore County	North & NE Baltimore County	Harford County	**Subtotal Northern Suburbs**	**Subtotal Baltimore Suburbs**	**Baltimore City**	**Baltimore MSA**
Number of Units Surveyed	2,834	5,842	**8,676**	4,377	1,745	1,000	**7,122**	**15,798**	3,742	**19,540**
Rent Levels										
Face Rent @ March 2010	$1,498	$1,512	**$1,507**	$1,277	$1,471	$988	**$1,284**	**$1,406**	**$1,670**	**$1,457**
Concessions as % Face Rent	2.6%	4.3%	**3.7%**	3.3%	10.1%	**0.0%**	**4.9%**	**4.2%**	**8.0%**	**5.0%**
Effective Rent @ March 2010	$1,459	$1,447	**$1,451**	$1,234	$1,322	$988	**$1,221**	**$1,347**	**$1,538**	**$1,384**
Effective Rent/SF @ March 2010	$1.41	$1.47	**$1.45**	$1.09	$1.31	$1.05	**$1.14**	**$1.30**	**$1.68**	**$1.37**
Per Year Effective Rent										
Per Annum Increase to March 2010										
Since March 2009	-1.4%	2.4%	**1.1%**	0.8%	8.9%	-4.2%	**2.1%**	**1.6%**	**-1.7%**	**0.3%**
Overall Vacancy										
Vacancy Rate @ March 2009	4.7%	8.6%	**7.2%**	6.5%	6.2%	3.3%	**6.0%**	**6.7%**	**12.6%**	**7.8%**
Vacancy Rate @ March 2010	4.6%	10.9%	**8.9%**	5.7%	14.8%	3.0%	**7.5%**	**8.3%**	**10.7%**	**8.7%**
Stabilized Vacancy										
Vacancy Rate @ March 2009	3.8%	4.7%	**4.3%**	6.2%	6.2%	3.3%	**5.8%**	**5.0%**	**6.8%**	**5.3%**
Vacancy Rate @ March 2010	3.3%	5.2%	**4.5%**	5.7%	5.1%	3.0%	**5.2%**	**4.8%**	**8.8%**	**5.6%**
Absorption Trends										
Monthly Absorption Pace Per Project for Most Recently Delivered Market-Rate Projects	14	5	---	5	14	17	---	---	---	---
(Year of most recently marketed project)	(2009)	(2010)		(2007)	(2009)	(1997)				
Supply Projections										
# of Market Rate Units under Construction or Planned in the next 36-Months	824	1,405	**2,229**	293	1,002	400	**1,695**	**3,924**	1,703	**5,627**
For Comparison Since March 2009	368	1,059	**1,427**	373	1,392	408	**2,173**	**3,600**	2,244	**5,844**

Rents include/assume landlord-paid utilities

Source: Delta Associates, Inc. 1QTR 2010

Baltimore City Submarket

Baltimore City has two primary markets that Delta Reports classifies as the Downtown market and the Fells Point/Inner Harbor market. Delta Reports details both markets individually and then collectively considers Baltimore City. The following chart summarizes key market statistics related to Baltimore City:

BALTIMORE CITY CLASS A SUBMARKET MARKET STATISTICS

FIRST QUARTER 2010

	Submarket		
Market Indicators	Downtown	Fells Point/Inner Harbor	**Baltimore City**
Number of Units Surveyed	2,375	1,367	**3,742**
Rent Levels			
Face Rent @ March 2010	$1,398	$2,143	**1,670**
Concessions as % Face Rent	2.4%	14.3%	**8.0%**
Effective Rent @ March 2010	$1,365	$1,837	**$1,538**
Effective Rent/SF @ March 2010	$1.57	$1.85	**$1.68**
Per Year Effective Rent Increase to March 2010			
Since March 2009	0.2%	-4.9%	**-1.7%**
Overall Vacancy			
Vacancy Rate @ March 2009	9.0%	19.2%	**12.6%**
Vacancy Rate @ March 2010	10.9%	10.3%	**10.7%**
Stabilized Vacancy			
Vacancy Rate @ March 2009	6.0%	8.6%	**6.8%**
Vacancy Rate @ March 2010	8.1%	9.9%	**8.8%**
Absorption Trends			
Monthly Absorption Pace Per Project for Most Recently Delivered Market-Rate Projects	4	10	---
(Year of most recently marketed project)	(2008)	(2008)	
Supply Projections			
Construction or Planned in the next 36-Months	1,421	282	**1,703**

Source: Delta Associates, Inc. 1QTR 2010

Rental rates within Baltimore City range from $1,396 per unit within the Downtown market and $2,143 per unit within the Fells Pointe/Inner Harbor market. The stabilized vacancy rates in Baltimore City range from 8.1% to 9.9% and concessions range from 2.4% to 14.3% with the average concession being 8.0% for Baltimore City. Rents declined approximately 1.7% since December 2009. The current market conditions are expected to continue throughout 2010.

New Construction

Delta Associates reports 9 new apartment complexes under construction and/or marketing in Baltimore City, Baltimore County and Harford County areas. Other counties are not surveyed by Delta Associates. These projects represent a total of 2,114 units, of which 250 are garden improvements and 1,864 units are high-rise/Mid-rise projects. This is illustrated in the chart below:

COMPLEXES UNDER CONSTRUCTION AND/OR MARKETING
BALTIMORE CITY, BALTIMORE & HARFORD COUNTIES

#	Project	Project Type	Location	Total Units	# of Units Absorbed	# of Units Available	Pre-leasing Begins	Initial Occupancy	Construction Completion
1	Domains Brewer's Hill	Mid-Rise	Canton	180	157	23	Nov-08	Jan-09	Apr-09
2	39 West Lexington	High-Rise	CBD	181	112	69	Jan-08	Feb-08	Feb-08
3	The Lofts at McHenry Row	Mid-Rise/Mixed Use	Locust Point	250	0	250	2012	2012	2012
4	Professional Arts Buillding	Mid-Rise	Mt. Vernon	90	72	18	Feb-09	Apr-09	May-09
5	The Fitzgerald	Mid-Rise	Mt. Vernon	280	0	280	Mar-10	May-10	Oct-10
6	The Quarter - Jazz	Garden	Towson	250	163	87	Nov-08	Dec-08	May-09
7	Towson Promenade	Mid-Rise	Towson	376	188	188	May-09	Jul-09	Feb-10
8	The Quarter - Renaissance	Mid-Rise	Towson	150	75	75	May-09	NA	2009
9	Palisades of Townson	High-Rise	Towson	357	0	357	Jun-10	Jul-10	Aug-10
	Total All Unit Types:			**2,114**	**767**	**1,347**			
	Portion Gardens			**250**	**163**	**87**			
	Portion Mid/High Rise:			**1,864**	**604**	**1,260**			

Source: Delta Associates, Inc. 1QTR 2010

In addition to the under-construction inventory, there are currently 12 apartment complexes that are planned and likely to be delivered within the next 36 months. The planned complexes are a combination of high-rise properties, mixed use properties, garden and mid-rise properties. The planned projects are as follows:

PLANNED APARTMENT COMPLEXES EXPECTED OVER NEXT 36-MONTHS
BALTIMORE CITY, BALTIMORE & HARFORD COUNTIES

#	Project	Project Type	Location	Total Units	Proper Zoning	Intial Approvals	Site Plan Approved	Bldg Pmts Issued	Construction Start
1	Brewers Hill	Mid-Rise	Canton	122	Yes	Yes	Yes	No	Sep-10
2	Flour House	Mid-Rise	Downtown	150	Yes	No	No	No	2Q 2010
3	The Mayfair	Mid-Rise	Downtown	52	Yes	Yes	Yes	No	4Q 2010
4	Marketplace at Fells Point	Mid-Rise	Fells Point	160	Yes	Yes	Yes	No	2010
5	Jonestown Project	Garden	Jonestown	107	No	No	No	No	1Q 2011
6	Silo Point- Phase 2	High-Rise	Locust Point	90	Yes	Yes	Yes	No	2011
7	Highland Town Middle Site	Mid-Rise	Patterson Park	80	No	No	No	No	Dec-10
8	Clipper Mill - Tractor Building	Mid-Rise	Woodberry	67	Yes	Yes	No	No	N/A
9	The Rotunda	High-Rise	Wyman Park	302	Yes	Yes	Yes	No	2Q 2011
10	The Groveton	Garden	Owings Mills	226	Yes	Yes	Yes	No	2Q 2010
11	The Quarter - Fusion	Garden	Towson	295	Yes	Yes	Yes	No	1Q 2011
12	Reserve at Riverside	Garden	Aberdeen	400	Yes	Yes	Yes	No	3Q 2010
	Total All Unit Types:			**2,051**					
	Portion Garden			**1,028**					
	Portion Mid Rise/High Rise:			**1,023**					

Source: Delta Associates, Inc. 1QTR 2010

Absorption Trends

The lease-up of recently completed and under construction inventory situated in the Baltimore market area is highlighted as follows:

ABSORPTION SUMMARY
ACTIVELY MARKETING RENTAL APARTMENT PROJECTS

#	Project	Total Units	Units Absorbed	Date Marketing Began	Overall Monthly Lease-up Pace
1	39 West Lexington Baltimore, MD	181	112	1/08	4
2	Domain Brewer's Hill Baltimore, MD	180	157	12/08	10
3	The Renaissance at the Quarter Towson, Maryland	150	75	3/09	6
4	The Jazz at the Quarter Towson, MD	280	163	3/09	14
	TOTAL:	**791**	**507**	**----**	**8**

Source: Delta Associates, Inc. 1QTR 2010

The average indicated absorption rate is 8 units per month. The absorption summary for recently stabilized garden apartment projects illustrated below shows an average absorption rate is 11 units per month, however, it is noted that projects which recently leased up in 2009 averaged an absorption rate of 11 units per month.

ABSORPTION SUMMARY
RECENTLY STABILIZED GARDEN APARTMENT PROJECTS

#	Project	Total Units	Date Marketing Began	Date Stabilized	Overall Monthly Lease-up Pace
1	The Excalibur / Avalon - Phase II Pikesville	147	Apr-00	Dec-01	8
2	Windsor Commons Catonsville	286	Oct-00	Apr-02	16
3	Pierside at Harborview Inner Harbor Baltimore City	164	Sep-01	Mar-03	9
4	Avalon at Village Green Pikesville	255	Feb-02	Mar-05	7
5	Owings Park Owings Mills	174	Apr-02	Mar-03	16
6	Dulaney Crescent Towson	250	May-02	Mar-04	11
7	Cambridge Court - Phase II White Marsh	232	Jun-02	Mar-04	11
8	Riverstone Owings Mills	324	Sep-02	Mar-04	18
9	Brookside Commons - Phase I Owings Mills, Maryland	126	Sep-02	Dec-04	5
10	Red Run Apartments - Phase II Owings Mills	216	Apr-03	Sep-04	13
11	The Reserve at Stonegate Woodlawn	219	Jul-04	Aug-06	9
12	Brookside Commons - Phase II Owings Mills	48	Apr-05	Aug-06	3
13	Greenwich Place at Town Center Owings Mills	332	Jun-06	Jun-09	9
14	The Excalibur Pikesville	147	Mar-07	Jun-09	6
15	Oella Mill Ellicott City	147	Apr-08	Nov-09	7
	TOTAL:	**3,067**			**11**

Source: Delta Associates, Inc. 1QTR 2010

Rent Growth

Rental rates have continued to decline over the past 12 months in all submarkets except Harford County, Southern/Northern Suburbs and North & NE Baltimore County. Baltimore City has reflected a 6.1% decline in rental rates since December 2008 and the overall Baltimore MSA has reflected a 1.3% decline since December 2008. Below is a table illustrating the most recent market forecast performed by Torto Wheaton (a division of CBRE Econometric Advisors).

BALTIMORE MULTIHOUSING MARKET TRENDS: FORECAST

	Year	Total Employment (Jobs x 1000)	Population (x 1000)	Personal Income ($ billions)	Stock (Units)	Completions (Units)	Net Absorption (Units)	Vacancy Rate (Avg %)	Same-Store Rent Index (Avg $/Unit)	Rent Inflation (Avg %)
	2003	1,254.1	2,629.1	117	179,449	1,738.0	1,056	4.60	910.9	2.9
	2004	1,270.1	2,642.0	122	181,211	1,762.0	2,699	5.10	947.5	4
	2005	1,295.7	2,652.9	123	183,316	2,105.0	3,175	4.10	988.1	4.3
	2006	1,313.2	2,661.2	129	185,300	1,984.0	3,586	3.60	1,032.4	4.5
	2007	1,319.6	2,666.0	129	186,719	1,419.0	-1,224	4.70	1,053.1	2
	2008	1,301.8	2,675.0	129	188,047	1,328.0	-2,534	6.10	1,077.2	2.3
	2009	1,282.3	2,696.0	129	189,091	1,044.0	2,127	6.40	1,065.7	-1.1
	2010	1,282.7	2,721.5	132	189,757	666.0	-176	6.30	1,074.1	0.8
Forecast	2011	1,315.1	2,739.2	137	191,033	1,277.0	3,305	5.50	1,093.3	1.8
	2012	1,350.1	2,754.9	143	192,897	1,864.0	3,923	4.30	1,118.3	2.3
	2013	1,379.8	2,769.8	147	194,953	2,055.0	3,116	3.50	1,147.9	2.6
	2014	1,403.2	2,784.4	151	196,958	2,004.0	2,480	3.10	1,180.9	2.9
	2015	1,421.1	2,799.0	155	198,891	1,933.0	2,052	3.00	1,217.6	3.1

Source: TWR Spring 2010 Outlook - Data as of 4Q-2009

This most recent forecast indicates that rental rates should begin to show signs of growth in 2010. It is noted that this forecast was compiled in the 4th quarter of 2009.

Summary

Overall vacancy rates continue to remain around 3.3% to 8.8% for the Baltimore metro area which is similar to what existed in 2008 but below levels the existed in 2007 and all markets, with the exception of Harford County, are experiencing concessions ranging from 2.6% to 10.1%. We expect concessions to continue in the market as long as new product is being delivered and as long as properties in the lease up stage move toward stabilization. Overall, rental rates have started to show improvement above 2009 levels with an average rental rate growth of 0.3%. The market is experiencing a "leveling off" and rate will likely remain flat throughout the rest of the year. Absorption continues to remain positive; however, the rate of absorption declined significantly from prior years. As to vacancy rates, we estimate that vacancy rates will remain stable in the 7% to 8% range.

SUBJECT ANALYSIS

The following chart summarizes the salient characteristics of the subject site.

SITE SUMMARY AND ANALYSIS

Physical Description		
Gross Site Area	128.08 Acres	5,579,346 Sq. Ft.
Net Site Area	128.08 Acres	5,579,346 Sq. Ft.
Primary Road Frontage	Northern Parkway	3,600 Feet
Secondary Road Frontage	Winner Avenue	1,500 Feet
Secondary Road Frontage	Hayward Avenue	800 Feet
Secondary Road Frontage	Park Heights Avenue	800 Feet
Secondary Road Frontage	Belvedere Avenue	2,900 Feet
Secondary Road Frontage	Preakness Way	1,200 Feet
Excess Land Area	None	
Surplus Land Area	None	
Shape	Irregular	
Topography	Level	
Zoning District	B-3; Community Commercial District	
Flood Map Panel No. & Date	2400870002D	30-Sep-88
Flood Zone	X	
Adjacent Land Uses	Commercial and residential uses	
Comparative Analysis	**Rating**	
Access	Average	
Visibility	Average	
Functional Utility	Average	
Traffic Volume	Average	
Adequacy of Utilities	Average	
Landscaping	Average	
Drainage	Assumed adequate	
Utilities	**Adequacy**	
Water	Yes	
Sewer	Yes	
Natural Gas	Yes	
Electricity	Yes	
Telephone	Yes	
Mass Transit	Yes	
Other	**Unknown**	
Detrimental Easements	X	
Encroachments	X	
Deed Restrictions	X	
Reciprocal Parking Rights	X	
Common Ingress/Egress	X	

Source: Various sources compiled by CBRE

ZONING

The following chart summarizes the subject's zoning requirements:

ZONING SUMMARY	
Current Zoning	B-3; Community Commercial District
Uses Permitted	Business, service, and commercial uses of a highway-oriented nature
Zoning Change	Not likely
Category	**Zoning Requirement**
Maximum Height	None noted
Maximum FAR	District B-3-1: May not exceed 0.8 District B-3-2: May not exceed 2.5 District B-3-3: May not exceed 5.0
Source: Planning & Zoning Dept.	

For purposes of this analysis, we are assuming that all of the individual subject parcels (identified later in this section) fall under the B-3 zoning ordinance.

At the client's request, we have estimated the market value of the subject land "as vacant", which for the purposes of our analysis is considered to be a hypothetical condition given the existence of the current improvements. Additionally, based upon the information provided by Ms. Sara Paranilam of the City of Baltimore Department of Planning, the entitlements associated with the 2004 Planned Unit Development (an overlay district identified as Ordinance 04-665 and detailed in Baltimore City Council Bill 03-1222) were on hold pending the outcome of state legislation regarding possible legalization of slot machines. Slot machines were not approved for the subject site. At the present time, the PUD (text and drawings) applies and dictates what is allowed on the site. The PUD is more specific than the underlying zoning. Any changes to the PUD would require a City Council Ordinance, as would repealing and replacing it with a new PUD, which has not occured. Therefore, the highest and best use of this site "as vacant" as of the date of this report is limited to the legally possible uses under the current B-3 zoning ordinance.

TAX ASSESSMENT DATA

The following summarizes the subject's assessed value, phased-in over a three year period:

AD VALOREM TAX INFORMATION								
					Area	Phased-In Market Value Assessments		
Address	Ward	Section	Block	Lot	(Acres)	7/10-6/11	7/11-6/12	7/12-6/13
3001 W Northern Pkwy	27	220	4464	24	0.1680	$ 73,200	$ 73,200	$ 73,200
3301 Hayward Ave	27	190	4555	16	0.0657	$ 9,800	$ 9,800	$ 9,800
SS W Rogers Ave, Sec Pimlico Rd	27	190	4724	3	1.5710	$ 102,100	$ 102,100	$ 102,100
NS W Belvedere Ave, NEC Preakness Way	27	190	4724	13	2.8640	$ 186,100	$ 186,100	$ 186,100
3003 W Northern Pkwy	27	220	4464	23	0.1680	$ 73,200	$ 73,200	$ 73,200
SS W Northern Pkwy, 115 ft E of Bland Ave	27	220	4464	19	0.2712	$ 97,200	$ 97,200	$ 97,200
3000 W Rogers Ave	27	220	4464	1	1.6760	$ 730,000	$ 730,000	$ 730,000
3325 Hayward Ave	27	190	4554	26A	0.0930	$ 7,200	$ 7,200	$ 7,200
3005 W Northern Pkwy	27	220	4464	22	0.1826	$ 79,500	$ 79,500	$ 79,500
3313 Hayward Ave	27	190	4555	13	0.1331	$ 9,500	$ 9,500	$ 9,500
3100 W Rogers Ave	27	220	4463	1	0.1423	$ 61,800	$ 61,800	$ 61,800
3319 Hayward Ave	27	190	4554	27	0.0770	$ 6,700	$ 6,700	$ 6,700
5201 Ethelbert Ave	27	190	4555	1	0.4780	$ 34,800	$ 34,800	$ 34,800
3309 Hayward Ave	27	190	4555	13A	0.1148	$ 9,200	$ 9,200	$ 9,200
3307 Hayward Ave	27	190	4555	14	0.0574	$ 4,100	$ 4,100	$ 4,100
3305 Hayward Ave	27	190	4555	15	0.0574	$ 4,100	$ 4,100	$ 4,100
5271-5279 Park Heights Ave	27	190	4554	23	0.2140	$ 24,000	$ 24,000	$ 24,000
5206 Maple Ave	27	190	4555	19	0.0863	$ 6,000	$ 6,000	$ 6,000
5212 Maple Ave	27	190	4555	18	0.1148	$ 8,000	$ 8,000	$ 8,000
5204 Maple Ave	27	190	4555	20	0.0863	$ 6,000	$ 6,000	$ 6,000
5200 Maple Ave	27	190	4555	21	0.2296	$ 16,200	$ 16,200	$ 16,200
2800 W Rogers Ave	27	220	4489	1	1.3330	$ 580,600	$ 580,600	$ 580,600
5201 Park Heights Ave	27	190	4556	1	110.6890	$ 14,548,600	$ 14,548,600	$ 14,548,600
5201 Maple Ave	27	190	4556	2	0.1295	$ 9,000	$ 9,000	$ 9,000
SS W Rogers Ave, 475 ft E of Pimlico Rd	27	190	4724	4	0.5840	$ 37,900	$ 37,900	$ 37,900
5203 Maple Ave	27	190	4556	3	0.0867	$ 5,800	$ 5,800	$ 5,800
2702 W Rogers Ave	27	220	4490	2	1.1020	$ 480,000	$ 480,000	$ 480,000
2808 W Rogers Ave	27	220	4489	5	0.2204	$ 96,000	$ 96,000	$ 96,000
2900 W Rogers Ave	27	220	4488	1	1.1020	$ 480,000	$ 480,000	$ 480,000
3016 W Rogers Ave	27	220	4464	11	0.1466	$ 64,200	$ 64,200	$ 64,200
Ws Bland Ave, 92.4 ft S of W Northern Pkwy	27	220	4463	21	0.1444	$ 62,800	$ 62,800	$ 62,800
3108 W Rogers Ave	27	220	4463	9	0.1192	$ 52,000	$ 52,000	$ 52,000
3315 Hayward Ave	27	190	4554	28	0.1330	$ 10,300	$ 10,300	$ 10,300
5501 Woodcrest Ave	27	220	4489	6	0.1721	$ 74,900	$ 74,900	$ 74,900
5503 Woodcrest Ave	27	220	4489	7	0.1722	$ 74,900	$ 74,900	$ 74,900
5505 Woodcrest Ave	27	220	4489	8	0.1721	$ 74,900	$ 74,900	$ 74,900
WS Woodcrest Av 75	27	220	4488	9	0.0861	$ 37,400	$ 37,400	$ 37,400
WS Woodcrest Av 100	27	220	4488	10	0.1722	$ 74,900	$ 74,900	$ 74,900
2903 W Northern Pkwy	27	220	4488	6	0.2961	$ 128,900	$ 128,900	$ 128,900
5501 Bland Ave	27	220	4464	13	0.1936	$ 84,300	$ 84,300	$ 84,300
5507 Bland Ave	27	220	4464	16	0.1742	$ 75,800	$ 75,800	$ 75,800
3010 W Rogers Ave	27	220	4464	6	0.2130	$ 92,700	$ 92,700	$ 92,700
3012 W Rogers Ave	27	220	4464	7	0.1318	$ 57,400	$ 57,400	$ 57,400
3014 W Rogers Ave	27	220	4464	9	0.1548	$ 67,400	$ 67,400	$ 67,400
3102 W Rogers Ave	27	220	4463	3	0.1372	$ 59,700	$ 59,700	$ 59,700
3104 W Rogers Ave	27	220	4463	5	0.1327	$ 57,800	$ 57,800	$ 57,800
3106 W Rogers Ave	27	220	4463	7	0.1280	$ 55,700	$ 55,700	$ 55,700
5501 Winner Ave	27	220	4463	11	0.1435	$ 62,500	$ 62,500	$ 62,500
5503 Winner Ave	27	220	4463	13	0.2780	$ 121,000	$ 121,000	$ 121,000
2700 W Rogers Ave	27	220	4490	1	0.1033	$ 45,000	$ 45,000	$ 45,000
5506 Bland Ave.	27	220	4463	17	0.2650	$ 115,300	$ 115,300	$ 115,300
5267-69 Park Heights Ave.	27	190	4554	22	0.0590	$ 38,500	$ 38,500	$ 38,500
5504 Woodcrest Ave.	27	220	4488	8	0.2591	$ 112,800	$ 112,800	$ 112,800
Totals:					**128.0842**	**$19,487,700**	**$19,487,700**	**$19,487,700**

Source: Assessor's Office

Maryland properties are assessed by the Maryland Department of Assessment and Taxation. This department is an independent state agency responsible for real and personal property assessments, as well as the mapping of all real estate. The applicable tax rate is set by the local jurisdiction and is a combination of state, county and city rates.

Maryland's assessment system is based on a three-year cycle in which one-third of all taxable real estate is physically inspected and reassessed each year. Assessments are based upon an estimate of ad valorem value known as full cash value. The state assessors utilize the three traditional approaches to value: the cost, sales comparison, and income capitalization approaches. To lessen the impact of any increase in full cash value, a three-year phase-in is implemented. This provides for one-third of the increase in full cash value added to the first year of the assessment cycle with the balance being added in equal installments over the next two years.

Property owners receive an assessment notice once every three years. These notices are generally issued in December of the year that the assessor reviewed the property. The notice shows the proposed full cash value as of January 1, which is known as the date of finality. The proposed full cash value is the basis upon which assessments for the three upcoming taxable years will be based. The fiscal year runs from July 1 through June 30 of the following year, with taxes due by September 30.

For purposes of this analysis, we are assuming that any outstanding property tax liability has been paid, and that all taxes are current.

CONCLUSION

The site is well-located and afforded average access and good visibility from roadway frontage. The size of the site allows for a wide variety of uses, and there are no known detrimental uses in the immediate vicinity. Overall, there are no known factors that are considered to prevent the site from development to its highest and best use, "as vacant".

HIGHEST AND BEST USE

In appraisal practice, the concept of highest and best use represents the premise upon which value is based. The four criteria the highest and best use must meet are:

- legal permissibility;
- physical possibility;
- financial feasibility; and
- maximum profitability.

AS VACANT

The subject property is zoned for a variety of commercial uses and is of sufficient size to accommodate multiple types of development. Considering the locational attributes, legal restrictions and other factors, it is our opinion that a commercial mixed-use development would be reasonable and appropriate. Furthermore, a mixed-use redevelopment is a recommendation in the Park Heights Master Plan. The site has received interest in the past from area developers and recently has received interest from Sinai Hospital of Baltimore for 17.8 acres. Therefore, it is our opinion that the highest and best use of the subject "as vacant" would be for development of a commercial mixed-use, assuming favorable market conditions and a mix of uses that are financially feasible.

APPRAISAL METHODOLOGY

In appraisal practice, an approach to value is included or omitted based on its applicability to the property type being valued and the quality and quantity of information available. Based on information contained in the Thirteenth Edition of The Appraisal of Real Estate, published in 2008, depending on a specific appraisal assignment, any of the following four methods may be used to determine the market value of the fee simple interest of land:

* Sales Comparison Approach;
* Income Capitalization Procedures;
* Allocation; and
* Extraction.

The following summaries of each method are paraphrased from the text.

The first is the sales comparison approach. This is a process of analyzing sales of similar, recently sold parcels in order to derive an indication of the most probable sales price (or value) of the property being appraised. The reliability of this approach is dependent upon (a) the availability of comparable sales data, (b) the verification of the sales data regarding size, price, terms of sale, etc., (c) the degree of comparability or extent of adjustment necessary for differences between the subject and the comparables, and (d) the absence of nontypical conditions affecting the sales price. This is the primary and most reliable method used to value land (if adequate data exists).

The income capitalization procedures include three methods: land residual technique, ground rent capitalization, and Subdivision Development Analysis. A discussion of each of these three techniques is presented in the following paragraphs.

> The land residual method may be used to estimate land value when sales data on similar parcels of vacant land are lacking. This technique is based on the principle of balance and the related concept of contribution, which are concerned with equilibrium among the agents of production--i.e. labor, capital, coordination, and land. The land residual technique can be used to estimate land value when: 1) building value is known or can be accurately estimated, 2) stabilized, annual net operating income to the property is known or estimable, and 3) both building and land capitalization rates can be extracted from the market. Building value can be estimated for new or proposed buildings that represent the highest and best use of the property and have not yet incurred physical deterioration or functional obsolescence.
>
> The subdivision development method is used to value land when subdivision and development represent the highest and best use of the appraised parcel. In this method, an appraiser determines the number and size of lots that can be created from the appraised land physically, legally, and economically. The value of the underlying land is then estimated through a discounted cash flow analysis with revenues based on the achievable sale price of the finished product and expenses based on all costs required to complete and sell the finished product.

> The ground rent capitalization procedure is predicated upon the assumption that ground rents can be capitalized at an appropriate rate to indicate the market value of a site. Ground rent is paid for the right to use and occupy the land according to the terms of the ground lease; it corresponds to the value of the landowner's interest in the land. Market-derived capitalization rates are used to convert ground rent into market value. This procedure is useful when an analysis of comparable sales of leased land indicates a range of rents and reasonable support for capitalization rates can be obtained.

The allocation method is typically used when sales are so rare that the value cannot be estimated by direct comparison. This method is based on the principle of balance and the related concept of contribution, which affirm that there is a normal or typical ratio of land value to property value for specific categories of real estate in specific locations. This ratio is generally more reliable when the subject property includes relatively new improvements. The allocation method does not produce conclusive value indications, but it can be used to establish land value when the number of vacant land sales is inadequate.

The extraction method is a variant of the allocation method in which land value is extracted from the sale price of an improved property by deducting the contribution of the improvements, which is estimated from their depreciated costs. The remaining value represents the value of the land. Value indications derived in this way are generally unpersuasive because the assessment ratios may be unreliable and the extraction method does not reflect market considerations.

METHODOLOGY APPLICABLE TO THE SUBJECT

For the purposes of this analysis, we have utilized the sales comparison approach. The other methodologies are used primarily when comparable land sales data is non-existent. Therefore, these approaches have not been used.

LAND VALUE

Due to the fact that numerous projects in Suburban Maryland are on-hold with no discernable timeline; many developers are going back to the drawing boards, mitigating costs and subsequently downsizing density. As evidence, out of thirty-two retail projects planned for Suburban Maryland, only six have an estimated date of completion per 3rd Quarter 2009 REIS. Also, many market participants are purchasing fully entitled, commercial land well aware that densities of today do not translate into viable projects several years from now.

Based upon these factors, we have relied on a price per square foot of land as unit of comparison for the subject property.

The following map and table summarize the comparable data used in the valuation of the subject site. A detailed description of each transaction is included in the addenda.


Philadelphia
Baltimore
Washington, D.C.
Atlantic City
Annapolis
Winchester
Vineland
Millville
York
Wilmington

SUMMARY OF COMPARABLE LAND SALES									
		Transaction			**Actual Sale**	**Adjusted Sale**	**Size**	**Price Per**	**Price**
No.	**Property Location**	**Type**	**Date**	**Proposed Use**	**Price**	**Price [1]**	**(Acres)**	**Acre**	**Per SF**
1	Coca Cola Drive & Corporate Center Drive, Hanover, MD	Sale	Mar-10	Mixed use	$18,000,000	$18,000,000	80.00	$225,000	$5.17
2	NWC Routes 30 & 15, Gettysburg, PA	Contract	Nov-09	Shopping Center	$15,606,800	$15,606,800	70.94	$220,000	$5.05
3	Myrtle Ave at Red Clay Rd, Laurel, MD	Sale	Oct-09	Mixed use	$4,500,000	$4,500,000	19.95	$225,564	$5.18
4	8787 Snouffer School Road, Gaithersburg, MD	Sale	Oct-09	Commercial	$46,496,400	$46,496,400	127.40	$364,964	$8.38
5	41 North School Lane, Hilltown & Souderton, PA	Contract	Oct-09	Mixed Use	$11,000,000	$11,000,000	44.31	$248,251	$5.70
Subject	5201 Park Heights Avenue, Baltimore, Maryland	---	---	Mixed Use	---	---	128.08	---	---

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

The sales utilized represent the best data available for comparison with the subject property. They were selected from our research of comparable land sales within the greater Metropolitan Washington area. Like the subject, most of these parcels were up-zoned and slated for mixed-use, which is no longer financially feasible due to the recession. In addition, many market participants stated that the ultimate FAR the market will accept in two to three years is unknown; hence, a "back to basics" price per square foot is the most reasonable and reliable unit of comparison.

DISCUSSION/ANALYSIS OF LAND SALES

Land Sale One

This comparable represents 80 net acres at Coca Cola Drive and Corporate Center Drive in Hanover, Maryland. The site has an irregular shape with generally level topography and exhibits the following frontage: Coca Cola Drive and Corporate Center Drive. At the time of the sale, the property was vacant land. The site was zoned M-2; however, the buyer had applied for a rezoning to TOD (transit oriented development) which would allow for a mixed use development including office, retail and residential due to its proximity to the MARC station. No utilities were available to the site. The property sold in March 2010 for $18,000,000, or $5.17 per square foot ($225,000 per acre).

The site was generally similar in terms of size, shape and development potential. The comparable required a downward adjustments for location given the subject's anticipated decline in population and households coupled with low income profile, high crime rate and high unemployment rate versus the comparables statistics which include a median income of $100,000 versus the subject's $45,000. Overall, this comparable was superior to the subject and an upward adjustment was required.

Land Sale Two

This comparable represents 70.94 acres at the intersection of Routes 30 and 15 in Gettysburg, Pennsylvania. The site has an irregular shape with generally level topography and exhibits the following frontage: Route 30 and Route 15. At the time of the sale, the property was vacant land. The site is zoned EC-1, Economic Development, and the proposed use is for a regional shopping center called Gettysburg Crossing. All utilities were available to the site. The property was place under contract in January 2008 for $15,606,800, or $5.05 per square foot ($220,000 per acre). The buyer is currently seeking approvals for a 540,000 square foot shopping center including a Wal-Mart Supercenter and BJ's Wholesale Club.

This contract was signed in early 2008 and was adjusted downward for declining market conditions. The site was generally similar in terms of shape and development potential. Many market participants stated that smaller projects would be more marketable and financeable in this current recession. However, this is somewhat tempered by the significant utility and ease of development given 128 acre tract (subject) slated for mixed-use. Nonetheless, a downward adjustment was made. The comparable required a downward adjustments for location given the subject's anticipated decline in population and households coupled with low income profile, high crime rate and high unemployment rate. Overall, this comparable was superior to the subject and a downward net adjustment was required.

Land Sale Three

This comparable represents 57.2 gross and 19.95 net acres at Myrtle Ave at Red Clay Road in Laurel, Maryland. The site has an irregular shape with generally level topography. At the time of the sale, the property was vacant. The site is zoned W1; however, they buyer had applied for rezoning for a mixed use development to be called Arundel Gateway. To street utilities were available to the site. The property sold in October 2009 for $4,500,000, or $5.18 per usable square foot ($225,564 per acre). This site represents the final two parcels in a 250-acre assemblage for the development of 130,000 square feet of retail, 300,000 square feet of office and 1,600 residential units.

Many market participants stated that smaller projects would be more marketable and financeable in this current recession. However, this is somewhat tempered by the significant utility and ease of development given 128 acre tract (subject) slated for mixed-use. Nonetheless, a downward adjustment was made. The site was generally similar in terms of shape and development potential, while superior in terms of location due to stronger demographic profile including median incomes of $60,000 versus the subject's $45,000. A downward adjustment was made. Overall, this comparable was superior to the subject and a downward net adjustment was required.

Land Sale Four

This comparable represents 127.4 acres at 8787 Snouffer School Road in Gaithersburg, Maryland. The site has an irregular shape with generally level topography. At the time of the sale, the property was vacant. The site is zoned I-4, and the proposed use is for commercial development. No utilities were available to the site. The property sold in October 2009 after being under contract since mid-2008 for $46,496,400, or $8.38 per square foot ($364,964 per acre). This I-4 site (also referred to as the Webb Tract and Airpark North) was approved in 2004 for 1.2 million FAR of industrial, research and development, and commercial uses.

This sale was negotiated in early 2009 and was adjusted down for declining market conditions. The site was generally similar in terms of shape and size, while this site's location in Montgomery County is superior to the City of Baltimore in terms of proximity to employment centers, transportation and general demographic profiles with median incomes at $100,000. A downward adjustment was required. The site has been approved for the development of 1.2 million square feet of commercial space. Due to its completed entitlement process, a downward adjustment was made. Overall, this comparable was superior to the subject and a downward net adjustment was required.

Land Sale Five

This comparable represents 44.31 acres at 41 North School Lane in Hilltown, Pennsylvania. The site has an irregular shape with generally level topography. At the time of the sale, the property was improved with a high school. The site is zoned R-2 and C-1, and the proposed use is for redevelopment to retail, office and residential use. All utilities were available to the site. The property was placed under contract in October 2009 for $11,000,000, or $5.70 per square foot ($248,251 per acre). This transaction represents a contract of sale to acquire 9 separate parcels located in both Bucks and Montgomery Counties near Route 309, Route 113 and County Line Road. The planned development, Souder Hill Towne Centre, will include 224,000 square feet of retail space and 126,000 square feet of offices, townhome and condominiums atop retail uses and is expected to break ground in the Fall of 2010.

This contract represents an assemblage of nine parcels and was adjusted downward for conditions of sale. Many market participants stated that smaller projects would be more marketable and financeable in this current recession. However, this is somewhat tempered by the significant utility and ease of development given 128 acre tract (subject) slated for mixed-use. Nonetheless, a downward adjustment was made. The site was generally similar in terms of shape and development potential, while superior in terms of location due to stronger demographic profile including median incomes of $60,000 versus the subject's $45,000. A downward adjustment was made. Overall, this comparable was superior to the subject and a downward net adjustment was required.

SUMMARY OF ADJUSTMENTS

Based on our comparative analysis, the following chart summarizes the adjustments warranted to each comparable.

LAND SALES ADJUSTMENT GRID

Comparable Number	1	2	3	4	5	Subject
Transaction Type	Sale	Contract	Sale	Sale	Contract	---
Transaction Date	Mar-10	Nov-09	Oct-09	Oct-09	Oct-09	---
Proposed Use	Mixed use	Shopping Center	Mixed use	Commercial	Mixed Use	Mixed Use
Actual Sale Price	$18,000,000	$15,606,800	$4,500,000	$46,496,400	$11,000,000	---
Adjusted Sale Price [1]	$18,000,000	$15,606,800	$4,500,000	$46,496,400	$11,000,000	---
Size (Acres)	80.00	70.94	19.95	127.40	44.31	128.08
Size (SF)	3,484,800	3,090,146	869,022	5,549,544	1,930,144	5,579,346
Price ($ PSF)	$5.17	$5.05	$5.18	$8.38	$5.70	
Property Rights Conveyed	0%	0%	0%	0%	0%	
Financing Terms [1]	0%	0%	0%	0%	0%	
Conditions of Sale	0%	0%	0%	0%	-10%	
Market Conditions (Time)	0%	-15%	0%	-5%	0%	
Subtotal	$5.17	$4.29	$5.18	$7.96	$5.13	
Size	-15%	-15%	-25%	0%	-20%	
Shape	0%	0%	0%	0%	0%	
Frontage	0%	0%	0%	0%	0%	
Topography	0%	0%	0%	0%	0%	
Location	-25%	-10%	-15%	-30%	-15%	
Zoning/Density	0%	0%	0%	-25%	0%	
Utilities	0%	0%	0%	0%	0%	
Highest & Best Use	0%	0%	0%	0%	0%	
Total Other Adjustments	-40%	-25%	-40%	-55%	-35%	
Value Indication for Subject	$3.10	$3.22	$3.11	$3.58	$3.33	

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

CONCLUSION

Based upon the preceding analysis, all of the comparables were deemed adequately representative of the subject site; however, Comparable 1, 2 and 5 were given greatest emphasis in our analysis requiring the least amount of net adjustments. Overall, a price per acre indication near the middle portion of the adjusted range is considered most appropriate for the subject. The following chart presents the valuation conclusion:

CONCLUDED LAND VALUE				
$ PSF		Subject SF		Total
$3.15	x	5,579,346.39	=	$17,574,941
$3.30	x	5,579,346.39	=	$18,411,843
Indicated Value:				**$18,000,000**
Compiled by CBRE				

For the purposes of this analysis, we specifically assume that the entire subject land area is usable, and that all of the subject's parcels fall under the B-3 zoning ordinance and are free of environmental issues.

Sinai Hospital of Baltimore recently made an offer to acquire 17.8 acres of the subject site for $2.2 million or $2.84 per square foot, which is slightly below our value estimate.

RECONCILIATION OF VALUE

In the sales comparison approach, the subject is compared to similar properties that have been sold recently or for which listing prices or offers are known. The sales used in this analysis are considered comparable to the subject, and the required adjustments were based on reasonable and well-supported rationale. In addition, market participants are currently analyzing purchase prices on investment properties as they relate to available substitutes in the market. Therefore, the sales comparison approach is considered to provide a reliable value indication.

Based on the foregoing, the market value of the subject has been concluded as follows:

MARKET VALUE CONCLUSION

Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
As Is- Land Only	Fee Simple Estate	July 21, 2010	$18,000,000

Compiled by CBRE

ASSUMPTIONS AND LIMITING CONDITIONS

1. Unless otherwise specifically noted in the body of the report, it is assumed that title to the property or properties appraised is clear and marketable and that there are no recorded or unrecorded matters or exceptions to title that would adversely affect marketability or value. CBRE is not aware of any title defects nor has it been advised of any unless such is specifically noted in the report. CBRE, however, has not examined title and makes no representations relative to the condition thereof. Documents dealing with liens, encumbrances, easements, deed restrictions, clouds and other conditions that may affect the quality of title have not been reviewed. Insurance against financial loss resulting in claims that may arise out of defects in the subject's title should be sought from a qualified title company that issues or insures title to real property.
2. Unless otherwise specifically noted in the body of this report, it is assumed: that the existing improvements on the property or properties being appraised are structurally sound, seismically safe and code conforming; that all building systems (mechanical/electrical, HVAC, elevator, plumbing, etc.) are in good working order with no major deferred maintenance or repair required; that the roof and exterior are in good condition and free from intrusion by the elements; that the property or properties have been engineered in such a manner that the improvements, as currently constituted, conform to all applicable local, state, and federal building codes and ordinances. CBRE professionals are not engineers and are not competent to judge matters of an engineering nature. CBRE has not retained independent structural, mechanical, electrical, or civil engineers in connection with this appraisal and, therefore, makes no representations relative to the condition of improvements. Unless otherwise specifically noted in the body of the report: no problems were brought to the attention of CBRE by ownership or management; CBRE inspected less than 100% of the entire interior and exterior portions of the improvements; and CBRE was not furnished any engineering studies by the owners or by the party requesting this appraisal. If questions in these areas are critical to the decision process of the reader, the advice of competent engineering consultants should be obtained and relied upon. It is specifically assumed that any knowledgeable and prudent purchaser would, as a precondition to closing a sale, obtain a satisfactory engineering report relative to the structural integrity of the property and the integrity of building systems. Structural problems and/or building system problems may not be visually detectable. If engineering consultants retained should report negative factors of a material nature, or if such are later discovered, relative to the condition of improvements, such information could have a substantial negative impact on the conclusions reported in this appraisal. Accordingly, if negative findings are reported by engineering consultants, CBRE reserves the right to amend the appraisal conclusions reported herein.
3. Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property was not observed by the appraisers. CBRE has no knowledge of the existence of such materials on or in the property. CBRE, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea formaldehyde foam insulation, contaminated groundwater or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

   We have inspected, as thoroughly as possible by observation, the land; however, it was impossible to personally inspect conditions beneath the soil. Therefore, no representation is made as to these matters unless specifically considered in the appraisal.
4. All furnishings, equipment and business operations, except as specifically stated and typically considered as part of real property, have been disregarded with only real property being considered in the report unless otherwise stated. Any existing or proposed improvements, on or off-site, as well as any alterations or repairs considered, are assumed to be completed in a workmanlike manner according to standard practices based upon the information submitted to CBRE This report may be subject to amendment upon re-inspection of the subject subsequent to repairs, modifications, alterations and completed new construction. Any estimate of Market Value is as of the date indicated; based upon the information, conditions and projected levels of operation.
5. It is assumed that all factual data furnished by the client, property owner, owner's representative, or persons designated by the client or owner to supply said data are accurate and correct unless otherwise specifically noted in the appraisal report. Unless otherwise specifically noted in the appraisal report, CBRE has no reason to believe that any of the data furnished contain any material error. Information and data referred to in this paragraph include, without being limited to, numerical street addresses, lot and block numbers, Assessor's Parcel Numbers, land dimensions, square footage area of the land, dimensions of the improvements, gross building areas, net rentable areas, usable areas, unit count, room count, rent schedules, income data, historical operating expenses, budgets, and related data. Any material error in any of the above data could have a substantial impact on the conclusions reported. Thus, CBRE reserves the right to amend conclusions reported if made aware of any such error. Accordingly, the client-addressee should carefully review

all assumptions, data, relevant calculations, and conclusions within 30 days after the date of delivery of this report and should immediately notify CBRE of any questions or errors.

6. The date of value to which any of the conclusions and opinions expressed in this report apply, is set forth in the Letter of Transmittal. Further, that the dollar amount of any value opinion herein rendered is based upon the purchasing power of the American Dollar on that date. This appraisal is based on market conditions existing as of the date of this appraisal. Under the terms of the engagement, we will have no obligation to revise this report to reflect events or conditions which occur subsequent to the date of the appraisal. However, CBRE will be available to discuss the necessity for revision resulting from changes in economic or market factors affecting the subject.
7. CBRE assumes no private deed restrictions, limiting the use of the subject in any way.
8. Unless otherwise noted in the body of the report, it is assumed that there are no mineral deposit or subsurface rights of value involved in this appraisal, whether they be gas, liquid, or solid. Nor are the rights associated with extraction or exploration of such elements considered unless otherwise stated in this appraisal report. Unless otherwise stated it is also assumed that there are no air or development rights of value that may be transferred.
9. CBRE is not aware of any contemplated public initiatives, governmental development controls, or rent controls that would significantly affect the value of the subject.
10. The estimate of Market Value, which may be defined within the body of this report, is subject to change with market fluctuations over time. Market value is highly related to exposure, time promotion effort, terms, motivation, and conclusions surrounding the offering. The value estimate(s) consider the productivity and relative attractiveness of the property, both physically and economically, on the open market.
11. Any cash flows included in the analysis are forecasts of estimated future operating characteristics are predicated on the information and assumptions contained within the report. Any projections of income, expenses and economic conditions utilized in this report are not predictions of the future. Rather, they are estimates of current market expectations of future income and expenses. The achievement of the financial projections will be affected by fluctuating economic conditions and is dependent upon other future occurrences that cannot be assured. Actual results may vary from the projections considered herein. CBRE does not warrant these forecasts will occur. Projections may be affected by circumstances beyond the current realm of knowledge or control of CBRE
12. Unless specifically set forth in the body of the report, nothing contained herein shall be construed to represent any direct or indirect recommendation of CBRE to buy, sell, or hold the properties at the value stated. Such decisions involve substantial investment strategy questions and must be specifically addressed in consultation form.
13. Also, unless otherwise noted in the body of this report, it is assumed that no changes in the present zoning ordinances or regulations governing use, density, or shape are being considered. The property is appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, nor national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report is based, unless otherwise stated.
14. This study may not be duplicated in whole or in part without the specific written consent of CBRE nor may this report or copies hereof be transmitted to third parties without said consent, which consent CBRE reserves the right to deny. Exempt from this restriction is duplication for the internal use of the client-addressee and/or transmission to attorneys, accountants, or advisors of the client-addressee. Also exempt from this restriction is transmission of the report to any court, governmental authority, or regulatory agency having jurisdiction over the party/parties for whom this appraisal was prepared, provided that this report and/or its contents shall not be published, in whole or in part, in any public document without the express written consent of CBRE which consent CBRE reserves the right to deny. Finally, this report shall not be advertised to the public or otherwise used to induce a third party to purchase the property or to make a "sale" or "offer for sale" of any "security", as such terms are defined and used in the Securities Act of 1933, as amended. Any third party, not covered by the exemptions herein, who may possess this report, is advised that they should rely on their own independently secured advice for any decision in connection with this property. CBRE shall have no accountability or responsibility to any such third party.
15. Any value estimate provided in the report applies to the entire property, and any pro ration or division of the title into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.
16. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. Component values for land and/or buildings are not intended to be used in conjunction with any other property or appraisal and are invalid if so used.

17. The maps, plats, sketches, graphs, photographs and exhibits included in this report are for illustration purposes only and are to be utilized only to assist in visualizing matters discussed within this report. Except as specifically stated, data relative to size or area of the subject and comparable properties has been obtained from sources deemed accurate and reliable. None of the exhibits are to be removed, reproduced, or used apart from this report.

18. No opinion is intended to be expressed on matters which may require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers. Values and opinions expressed presume that environmental and other governmental restrictions/conditions by applicable agencies have been met, including but not limited to seismic hazards, flight patterns, decibel levels/noise envelopes, fire hazards, hillside ordinances, density, allowable uses, building codes, permits, licenses, etc. No survey, engineering study or architectural analysis has been made known to CBRE unless otherwise stated within the body of this report. If the Consultant has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representation or warranty is made concerning obtaining these items. CBRE assumes no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard insurance. An agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

19. Acceptance and/or use of this report constitutes full acceptance of the Contingent and Limiting Conditions and special assumptions set forth in this report. It is the responsibility of the Client, or client's designees, to read in full, comprehend and thus become aware of the aforementioned contingencies and limiting conditions. Neither the Appraiser nor CBRE assumes responsibility for any situation arising out of the Client's failure to become familiar with and understand the same. The Client is advised to retain experts in areas that fall outside the scope of the real estate appraisal/consulting profession if so desired.

20. CBRE assumes that the subject analyzed herein will be under prudent and competent management and ownership; neither inefficient or super-efficient.

21. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.

22. No survey of the boundaries of the property was undertaken. All areas and dimensions furnished are presumed to be correct. It is further assumed that no encroachments to the realty exist.

23. The Americans with Disabilities Act (ADA) became effective January 26, 1992. Notwithstanding any discussion of possible readily achievable barrier removal construction items in this report, CBRE has not made a specific compliance survey and analysis of this property to determine whether it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the ADA. If so, this fact could have a negative effect on the value estimated herein. Since CBRE has no specific information relating to this issue, nor is CBRE qualified to make such an assessment, the effect of any possible non-compliance with the requirements of the ADA was not considered in estimating the value of the subject.

24. Client shall not indemnify Appraiser or hold Appraiser harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate appraisal results to others, which acts of the Client proximately result in damage to Appraiser. The Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party. In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover from the other reasonable attorney fees and costs.

25. The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.

26. As part of the client's requested scope of work, an estimate of insurable value is provided herein. CBRE has followed traditional appraisal standards to develop a reasonable calculation based upon industry practices and industry accepted publications such as the Marshal Valuation Service handbook. The methodology employed is a derivation of the cost

approach which is primarily used as an academic exercise to help support the market value estimate and therefore is not reliable for Insurable Value estimates. Actual construction costs and related estimates can vary greatly from this estimate.

This analysis should not be relied upon to determine proper insurance coverage which can only be properly estimated by consultants considered experts in cost estimation and insurance underwriting. It is provided to aid the client/reader/user as part of their overall decision making process and no representations or warranties are made by CBRE regarding the accuracy of this estimate and it is strongly recommend that other sources be utilized to develop any estimate of insurable value.

ADDENDA

ADDENDUM A

GLOSSARY OF TERMS

assessed value Assessed value applies in ad valorem taxation and refers to the value of a property according to the tax rolls. Assessed value may not conform to market value, but it is usually calculated in relation to a market value base. †

cash equivalency The procedure in which the sale prices of comparable properties sold with atypical financing are adjusted to reflect typical market terms.

contract rent The actual rental income specified in a lease. ‡

effective rent The rental rate net of financial concessions such as periods of no rent during the lease term; may be calculated on a discounted basis, reflecting the time value of money, or on a simple, straight-line basis. ‡

excess land In regard to an improved site, the land not needed to serve or support the existing improvement. In regard to a vacant site or a site considered as though vacant, the land no needed to accommodate the site's primary highest and best use. Such land may be separated from the larger site and have its own highest and best use, or it may allow for future expansion of the existing or anticipated improvement. *See also* surplus land. ‡

extraordinary assumption An assumption directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property such as market conditions or trends; or about the integrity of data used in an analysis. *See also* hypothetical condition. ‡

fee simple estate Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat. ‡

floor area ratio (FAR) The relationship between the above-ground floor area of a building, as described by the building code, and the area of the plot on which it stands; in planning and zoning, often expressed as a decimal, e.g., a ratio of 2.0 indicates that the permissible floor area of a building is twice the total land area; also called *building-to-land ratio*. ‡

full service lease A lease in which rent covers all operating expenses. Typically, full service leases are combined with an *expense stop*, the expense level covered by the contract lease payment. Increases in expenses above the expense stop level are passed through to the tenant and are known as *expense pass-throughs*.

going concern value Going concern value is the value of a proven property operation. It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to the business value. †

gross building area (GBA) The total floor area of a building, including below-grade space but excluding unenclosed areas, measured from the exterior of the walls. Gross building area for office buildings is computed by measuring to the outside finished surface of permanent outer building walls without any deductions. All enclosed floors of the building including basements, mechanical equipment floors, penthouses, and the like are included in the measurement. Parking spaces and parking garages are excluded. ‡

hypothetical condition That which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis. *See also* extraordinary assumption. ‡

insurable value Insurable Value is based on the replacement and/or reproduction cost of physical items that are subject to loss from hazards. Insurable value is that portion of the value of an asset or asset group that is acknowledged or recognized under the provisions of an applicable loss insurance policy. This value is often controlled by state law and varies from state to state. †

investment value Investment value is the value of an investment to a particular investor based on his or her investment requirements. In contrast to market value, investment value is value to an individual, not value in the marketplace. Investment value reflects the subjective relationship between a particular investor and a given investment. When measured in dollars, investment value is the price an investor would pay for an investment in light of its perceived capacity to satisfy his or her desires, needs, or investment goals. To estimate investment value, specific investment criteria must be known. Criteria to evaluate a real estate investment are not necessarily set down by the individual investor; they may be established by an expert on real estate and its value, that is, an appraiser. †

leased fee
See leased fee estate

leased fee estate An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.‡

leasehold
See leasehold estate

leasehold estate The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.‡

market rent The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations. ‡

market value Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. Market value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: 1) A reasonable time is allowed for exposure in the open market; 2) Both parties are well informed or well advised, and acting in what they consider their own best interests; 3) Buyer and seller are typically motivated; 4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.§

marketing period The time it takes an interest in real property to sell on the market subsequent to the date of an appraisal. ‡

net lease Lease in which all or some of the operating expenses are paid directly by the tenant. The landlord never takes possession of the expense payment. In a *Triple Net Lease* all operating expenses are the responsibility of the tenant, including property taxes, insurance, interior maintenance, and other miscellaneous expenses. However, management fees and exterior maintenance are often the responsibility of the lessor in a triple net lease. A *modified net lease* is one in which some expenses are paid separately by the tenant and some are included in the rent.

net rentable area (NRA) 1) The area on which rent is computed. 2) The Rentable Area of a floor shall be computed by measuring to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. No deductions shall be made for columns and projections necessary to the building. Include space such as mechanical room, janitorial room, restrooms, and lobby of the floor. *

occupancy rate The relationship or ratio between the income received from the rented units in a property and the income that would be received if all the units were occupied.‡

prospective value opinion A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new us, or those that have not achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written. ‡

reasonable exposure time The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective opinion based upon an analysis of past events assuming a competitive and open market. ††

rent
See
full service lease
net lease
market rent
contract, coupon, face, or nominal rent
effective rent

shell rent The typical rent paid for retail, office, or industrial tenant space based on minimal "shell" interior finishes (called plain vanilla finish in some areas). Usually the landlord delivers the main building shell space or some minimum level of interior build-out, and the tenant completes the interior finish, which can include wall, ceiling, and floor finishes; mechanical systems, interior electric, and plumbing. Typically these are long-term leases with tenants paying all or most property expenses. ‡

surplus land Land not necessary to support the highest and best use of the existing improvement but, because of physical limitations, building placement, or neighborhood norms, cannot be sold off separately. Such land may or may not contribute positively to value and may or may not accommodate future expansion of an existing or anticipated improvement. *See also* excess land. ‡

usable area 1) The area actually used by individual tenants. 2) The Usable Area of an office building is computed by measuring to the finished surface of the office side of corridor and other permanent walls, to the center of partitions that separate the office from adjoining usable areas, and to the inside finished surface of the dominant portion of the permanent outer building walls. Excludes areas such as mechanical rooms, janitorial room, restrooms, lobby, and any major vertical penetrations of a multi-tenant floor. *

use value Use value is a concept based on the productivity of an economic good. Use value is the value a specific property has for a specific use. Use value focuses on the value the real estate contributes to the enterprise of which it is a part, without regard to the property's highest and best use or the monetary amount that might be realized upon its sale. †

value indication An opinion of value derived through application of the appraisal process. ‡

† *The Appraisal of Real Estate*, Twelfth Edition, Appraisal Institute, 2001.

‡ *The Dictionary of Real Estate Appraisal*, Fourth Edition, Appraisal Institute, 2002.

§ Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP)*.

* 2000 BOMA Experience Exchange Report, Income/Expense Analysis for Office Buildings (Building Owners and Managers Association, 2000)

†† *Statement on Appraisal Standard No. 6*, Appraisal Standards Board of The Appraisal Foundation, September 16, 1993, revised June 15, 2004.

ADDENDUM B

LAND SALE DATA SHEETS

PLANNED DEVELOPMENT LAND SALE No. 1

Coca Cola Drive & Corporate Center Drive

Location Data

Location:	**Coca Cola Drive & Corporate Center Hanover,MD 21076**
County:	**Howard**
Assessor's Parcel No:	**01-215507 & 01-215582**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**3/2010**
Marketing Time:	**N/A**
Grantor:	**Mid Atlantic Coca The/Cola**
Grantee:	**Kellogg CCP, LLC**
Document No.:	**12352/479**
Sale Price:	**$18,000,000**
Financing:	**Not Available**
Cash Eq.Price:	**$18,000,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$18,000,000**
Verification:	**Buyer, Public Record**

Physical Data

Type:	**Planned Development**	
Land Area:	**Gross**	**Usable**
Acres:	**122.0000**	**80.0000**
Square Feet:	**5,314,320**	**3,484,800**
Topography:	**Generally Level**	
Shape:	**Irregular**	
Utilities:	**None**	
Zoning:	**M-2**	
Allowable Bldg Area:	**1,161,600**	
Floor Area Ratio:	**0.22**	
No. of units:	**N/A**	
Max FAR:	**N/A**	
Frontage:	**Coca Cola Drive; Corporate Center Drive**	

Analysis

Use At Sale:	**Vacant land**
Proposed Use or Dev.	**Mixed use**
Price Per Acre:	**$225,000**
Price Per SF of Land:	**$5.17**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$15.50**

Comments

This comparable represents the sale of 122 acres of raw industrial land, 80 acres of which is usable. The site is located along Coca Cola Drive and Corporate Center Drive in Hanover, Maryland. The site is zoned M-2, which does not include FAR specifications. The buyers have applied for a zoning change to TOD, which is a transit oriented zone, but would not disclose their development plans. Under the current M-2 zoning, comparable industrial developments in the area are typically around a 0.3 FAR. We are aware of site plan completed for this site by a potential buyer that indicated a 0.366 FAR. Estimating a 3.0 FAR on the 80 usable acres of this site would allow for the development of 1,161,600 square feet of building area. Based on these assumptions, the site traded for $15.50 per square foot of building area.

RETAIL/COMMERCIAL LAND SALE No. 2

Gettysburg Crossing Site

Location Data

Location:	**NWC Routes 30 & 15** **Gettysburg,PA**
County:	**Adams**
Assessor's Parcel No:	**N/A**
Atlas Ref:	**N/A**

Physical Data

Type:	**Retail/Commercial**	
Land Area:	**Gross**	**Usable**
Acres:	**70.9400**	**70.9400**
Square Feet:	**3,090,146**	**3,090,146**
Topography:	**Generally Level**	
Shape:	**Irregular**	
Utilities:	**Available**	
Zoning:	**EC-1, Economic Development**	
Allowable Bldg Area:	**540,000**	
Floor Area Ratio:	**0.17**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**Route 30; Route 15**	

Analysis

Use At Sale:	**Vacant Land**
Proposed Use or Dev.	**Shopping Center**
Price Per Acre:	**$220,000**
Price Per SF of Land:	**$5.05**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$28.90**

Sale Data

Transaction Type:	**Contract**
Date:	**11/2009**
Marketing Time:	**N/A**
Grantor:	**Erian Investment Co.**
Grantee:	**Faison, Inc.**
Document No.:	**N/A**
Sale Price:	**$15,606,800**
Financing:	**Not Available**
Cash Eq.Price:	**$15,606,800**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$15,606,800**
Verification:	**Broker, Buyer**


Adams County
Business Park
30 Ac
71 Ac
101 Ac
Wal-Mart
Giant

Comments

This 70.94 acre site is located on the northwest corner of Routes 30 and 15 in Straban Township, Adams County. The site was placed under contract in January 2008. The buyer is currently seeking approvals for a 540,000 square foot shopping center including a 206,000 Wal-Mart Supercenter and a BJ's Wholesale Club. According to the broker, the site is under contract for just below the listing price of $225,000 per acre. The project is awaiting site plan approval. The buyer appealed three site plan issues and a court decision was expected, but not issued, in October 2009. Two of the three are minor. The main issue of appeal is that the township only wants to approve one point of entry to the project which Faison states is insufficient for the size of the project. Faison is still pursuing site plan approval which has been stalled by what the broker calls "an abuse of municipal power". The contract price may be re-negotiated depending on the outcome of the appeal.

MIXED-USE LAND SALE No. 3

Arundel Gateway Site

Location Data

Location:	**Myrtle Ave at Red Clay Rd** **Laurel,MD 20724**
County:	**Anne Arundel**
Assessor's Parcel No:	**04-000-00001460**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**10/2009**
Marketing Time:	**N/A**
Grantor:	**Laurel Property LLC**
Grantee:	**PR II Arundel Gateway Land LLC**
Document No.:	**21636-0214**
Sale Price:	**$4,500,000**
Financing:	**Not Available**
Cash Eq.Price:	**$4,500,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$4,500,000**
Verification:	**Buyer**

Physical Data

Type:	**Mixed-Use**	
Land Area:	**Gross**	**Usable**
Acres:	**57.2000**	**19.9500**
Square Feet:	**2,491,632**	**869,022**
Topography:	**Generally Level**	
Shape:	**Irregular**	
Utilities:	**To street**	
Zoning:	**W1**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**N/A;**	

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Mixed use**
Price Per Acre:	**$225,563**
Price Per SF of Land:	**$5.18**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

This site represents the final parcels in a 250 acre assemblage for the development of Arundel Gateway in Laurel, MD. The sale represents two, non-contiguous parcels sold by the same seller. Parcel 43 included 37.25 acres, but was environmental challenged with streams and wetlands. Parcel 1 included nearly 20 acres of developable land. The general development plan has been approved, but the site is awaiting re-zoning for the development of a mixed use project to include 130,000 sf of retail (no big box allowed), 300,000 sf of office and 1,600 residential units (2 over 2s, townhomes and multifamily). The original 193 acres was acquired in 2008. The property was acquired by Greenberg Gibbons Commercial Corporation and Ribera Development.

PLANNED DEVELOPMENT LAND SALE No. 4

Centerpart Site

Location Data

Location:	**8787 Snouffer School Road**
	Gaithersburg,MD 20879
County:	**Montgomery**
Assessor's Parcel No:	**Multiple**
Atlas Ref:	**N/A**

Physical Data

Type:	**Planned Development**	
Land Area:	**Gross**	**Usable**
Acres:	**127.4000**	**127.4000**
Square Feet:	**5,549,544**	**5,549,544**
Topography:	**Generally Level**	
Shape:	**Irregular**	
Utilities:	**None**	
Zoning:	**I-4**	
Allowable Bldg Area:	**1,200,000**	
Floor Area Ratio:	**0.22**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**N/A;**	

Sale Data

Transaction Type:	**Sale**
Date:	**10/2009**
Marketing Time:	**4 months**
Grantor:	**Airpark North (Miller and Smith)**
Grantee:	**Montgomery County Government**
Document No.:	**38122-0036**
Sale Price:	**$46,496,400**
Financing:	**Not Available**
Cash Eq.Price:	**$46,496,400**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$46,496,400**
Verification:	**Seller, Public Record**

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Commercial**
Price Per Acre:	**$364,963**
Price Per SF of Land:	**$8.38**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$38.75**

Comments

This I-4 site (also referred to as the Webb Tract and Airpark North) was approved in 2004 for 1.2 million FAR of industrial, research and development, and commercial uses. The project is located just north of Centerway Drive on Snouffer School Road, adjacent to the Montgomery County Airpark. The project was under development for private commercial uses when Montgomery County entered into a contract in June 2009 for the purchase of the bulk of the site in order to further the County Executive's Smart Growth Initiative. After receiving approval from the County Council, the County moved forward to closing and is now in a position to begin the process of relocating existing facilities away from the Shady Grove Metro Station and the existing PSTA facility which will facilitate future Transit Oriented Development. The seller indicated that approximately $12 million will be required to finish the site prior to vertical construction. It was also indicated that a private investor would be required to build a road through the site. This would increase the site costs above the estimated $12 million, but the county will not be required to build the road.

RETAIL/COMMERCIAL LAND SALE No. 5

Souder Hill Town Center

Location Data

Location:	**41 North School Lane**
	Hilltown & Souderton,PA
County:	**Bucks & Montgomery**
Assessor's Parcel No:	**N/A**
Atlas Ref:	**N/A**

Physical Data

Type:	**Retail/Commercial**	
Land Area:	**Gross**	**Usable**
Acres:	**44.3100**	**44.3100**
Square Feet:	**1,930,144**	**1,930,144**
Topography:	**Generally Level**	
Shape:	**Irregular**	
Utilities:	**Available**	
Zoning:	**R-2 & C-1**	
Allowable Bldg Area:	**350,000**	
Floor Area Ratio:	**0.18**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**N/A;**	

Sale Data

Transaction Type:	**Contract**
Date:	**10/2009**
Marketing Time:	**N/A**
Grantor:	**Souderton Area School District**
Grantee:	**Metro Development Company**
Document No.:	**N/A**
Sale Price:	**$11,000,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$11,000,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$11,000,000**
Verification:	**Broker**


SOUDER HILL TOWNE CENTRE

Analysis

Use At Sale:	**Former High School**
Proposed Use or Dev.	**Mixed Use**
Price Per Acre:	**$248,250**
Price Per SF of Land:	**$5.70**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$31.43**

Comments

This transaction represents a contract of sale to acquire 9 seperate parcels located in both Bucks and Montgomery Counties. The site is currently the site of the Souderton Area High School. The school will be demolished in order to make way for the 350,000 square foot Souder Hill Towne Centre. The development will encompass 224,000 square feet of retail space and the balance dedicated to townhouses, offices, and condominiums atop retail uses.

ADDENDUM C

QUALIFICATIONS

JERROLD HARVEY, MAI, MRICS, CCIM
Managing Director

CB Richard Ellis, Inc.
8270 Greensboro Drive, Suite 1000
McLean, Virginia 22102
Voice (703)-734-4759
Fax (703)-734-3012
E-Mail jerry.harvey@cbre.com

EDUCATIONAL

Bachelor in Business Administration, Emory University, Atlanta, Georgia
Successfully completed all the necessary courses to qualify for the MAI and CCIM designation.
Graduate course work at various institutions in real estate law, commercial leasing, finance and investment, construction cost analysis and valuation of fractional interests.

PROFESSIONAL

Designated Member, Appraisal Institute (MAI) #8935, Current on Continuing Education
Member, Royal Institute of Chartered Surveyors
Member, Commercial Investment Real Estate Institute
Member, Board of Directors - Washington DC Chapter, Appraisal Institute, 2008-2010
Secretary, Washington DC Chapter, Appraisal Institute, 2010
Former Member, Local Appraisal Institute Chapter Admissions Committee.
Former Member, Regional Appraisal Institute Ethics and Counseling Panel.
Qualified Expert Witness - Superior Court of the District of Columbia

LICENSES/CERTIFICATIONS

Certified General Real Estate Appraiser: District of Columbia (10016, expiration 2/28/12)
Certified General Real Estate Appraiser: State of Maryland (10086, expiration 2/25/13)
Certified General RE Appraiser: Commonwealth of Virginia (4001-001321, exp 1/31/12)
Certified General Real Estate Appraiser: State of West Virginia (268, expiration 9/30/10)

EXPERIENCE

Over twenty-five (25) years of Real Estate Appraisal, Consulting and Brokerage experience throughout the United States specializing in the Washington DC, Baltimore, Richmond and Hampton Roads metropolitan areas.

1995 - Present	CB Richard Ellis, Inc. - Valuation & Advisory Services	Washington, D.C.
1987 - 1994	Chase National Corporate Services - Real Estate	Washington, D.C.
1982 - 1987	Chase Manhattan Bank, N.A. - Real Estate	New York, New York
1981 - 1982	KDL Real Estate Company	New York, New York

Assignments span a wide variety of properties and markets, including office buildings, community retail centers, regional malls, industrial buildings, residential and commercial subdivisions, apartment buildings and hotels.

QUALIFICATIONS OF

LINDA RUSHING, MAI
Vice President

CB Richard Ellis, Inc.
Valuation and Advisory Services
8270 Greensboro Drive, Suite 1000
McLean, Virginia 22102
Voice (703) 734-4750
Fax (703)-734-3012
E-mail: linda.rushing@cbre.com

EDUCATIONAL

Bachelor of Business Administration - Finance
Radford University, Radford, Virginia

LICENSES/CERTIFICATIONS

Certified General Real Estate Appraiser, Commonwealth of Virginia (4001-009458, Exp. 05/31/12)
Certified General Real Estate Appraiser, State of Maryland (29435, Exp. 03/04/13)

PROFESSIONAL

Member, Appraisal Institute (MAI), #402416, Current on Continuing Education
Team Member of the CB Richard Ellis Medical Office Valuation Group
Demonstration Report Grader Panel - Appraisal Institute, 2010

EXPERIENCE

Over fifteen years in the real estate industry specializing in appraising, commercial loan underwriting, asset management and property management accounting.

2003 - Present	CB Richard Ellis, Inc., Valuation and Advisory Services-Washington, D.C.
1998 - 2003	Grandbridge RE Capital (formally Laureate Capital)-Mobile, AL
1997 - 1998	The Mitchell Company, Inc. Real Estate Developers-Mobile, AL
1994 - 1997	Faison & Associates Real Estate Brokerage/Management-Atlanta, GA

Assignments span a wide variety of properties and markets, including office buildings, industrial properties, datacenters, medical office buildings, automotive dealerships, community retail centers, self storage facilities, apartment buildings and land development.



Item 3(d) attached



APPRAISAL OF REAL PROPERTY

Laurel Park Land
3600 Laurel Fort Meade Road
Laurel, Anne Arundel County, MD 20724

IN A SELF-CONTAINED APPRAISAL REPORT

As of July 15, 2010

Prepared For:
MI Developments, Inc.
455 Magna Drive
Aurora, Ontario L4G 7A9



Photograph of Subject Property

Prepared By:
Cushman & Wakefield of Washington, D.C., Inc.
Valuation & Advisory Services
1717 Pennsylvania Avenue, NW, Suite 500
Washington, DC 20006
C&W File ID: 10-26001-9406


CUSHMAN &
WAKEFIELD
Global Real Estate Solutions


CUSHMAN &
WAKEFIELD®

CUSHMAN & WAKEFIELD OF WASHINGTON, D.C., INC.
1717 PENNSYLVANIA AVENUE, NW, SUITE 500
WASHINGTON, DC 20006

July 19, 2010

Mr. Rocco A. Liscio
Executive Vice President and Chief Financial Officer
MI Developments, Inc.
455 Magna Drive
Aurora, Ontario 00007

Re: Appraisal of Real Property
In a Self-Contained Report

Laurel Park Land
3600 Laurel Fort Meade Road
Laurel, Anne Arundel County, MD 20724

C&W File ID: 10-26001-9406

Dear Mr. Liscio:

In fulfillment of our agreement as outlined in the Letter of Engagement, we are pleased to transmit our appraisal of the above property in a self-contained report dated July 19, 2010. The effective date of value is July 15, 2010.

This appraisal report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP) and the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

MARKET VALUE AS IS

Based on the agreed to Scope of Work, and as outlined in the report, we have developed an opinion that the Market Value of the Fee Simple estate of the land area beneath the existing Laurel Park horse racing facility as if it were vacant land and available to be developed to its highest and best use, subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, if any, and definitions, "As-Is" on July 15, 2010, was:

THIRTEEN MILLION DOLLARS

$13,000,000

EXTRAORDINARY ASSUMPTIONS

For a definition of Extraordinary Assumptions please see the Glossary of Terms & Definitions.

The purpose of this appraisal is to estimate the market value of the fee simple interest of the land area beneath the existing Laurel Park horse racing facility as if it were vacant land and available to be developed to its highest and best use. Accordingly, it is an Extraordinary Assumption that the Laurel Park land will be approved, subdivided and can be developed with 750,000 square feet of retail and 350 hotel rooms on Parcels A, D1 & D2, with construction commencement within four to six years of the effective date of this appraisal and 1.4 million square feet of mixed-use on Parcels B & E with construction commencement within six to ten years of the effective date of this appraisal. Furthermore, it is assumed that the removal of the racecourse and grandstand will eliminate the need for structured parking, as currently shown on the approved Sketch Plan. Finally, it is also assumed that Parcel F can be developed with 1.05 million square feet of mixed-use properties with construction commencement within eight to twelve years.

HYPOTHETICAL CONDITIONS:

For a definition of Hypothetical Conditions please see the Glossary of Terms & Definitions.

There are no hypothetical conditions attached to this appraisal.

This letter is invalid as an opinion of value if detached from the report, which contains the text, exhibits, and Addenda.

Respectfully submitted,

CUSHMAN & WAKEFIELD OF WASHINGTON, D.C., INC.

Todd Canterbury, MAI
Senior Director
MD Certified General Appraiser
License No. 10763
todd.canterbury@cushwake.com
(202) 739-0386 Office Direct
(202) 223-8963 Fax

GENERAL DESCRIPTION

The following is an executive summary of the information that we present in more detail in the report.

BASIC INFORMATION			
Common Property Name:	Laurel Park Land	Report Type:	Self-Contained
Address:	3600 Laurel Fort Meade Road	Interest Appraised:	Fee Simple
City:	Laurel	Date of Value:	7/15/10
State:	MD	Date of Inspection:	7/15/10
Zip Code:	20724	Date of Report:	7/19/10
County:	Anne Arundel		
Property Ownership Entity:	Laurel Racing Association LP		
CW File Reference:	10-26001-9406		

SITE INFORMATION			
Land Area Gross SF:	12,511,739	Site Utility:	Good
Land Area Acres:	287.23	Site Topography:	Level At Street Grade
Is there additional Excess Land?	No	Site Shape:	Irregular
Excess Land Area SF:	0	Frontage:	Good
Excess Land Area Acres:	0.00	Access:	Good
Total Land Area SF:	12,511,739	Visibility:	Good
Total Land Area Acres:	287.23	Location Rating:	Good
Flood Zone:	B		
Flood Map Number:	240008-0016		
Flood Map Date:	3/2/99		

MUNICIPAL INFORMATION			
Assessor's Parcel Number:	04-000-03593300		
Assessing Authority:	Anne Arundel County	Municipality Governing Zoning:	Anne Arundel County
Current Tax Year:	FY 2010 - 2011	Current Zoning:	W1, Industrial Park
Taxable Assessment	$25,562,300	Is current use permitted:	Assumed to be
Current Tax Liability:	$252,556	Current Use Conformance:	Assumed to be
Taxes per square foot:	$2.81	Zoning Change Applied For:	No
Are taxes current?	Assumed	Zoning Variance Applied For:	Not applicable
Is a grievance underway?	Not to our knowledge		

HIGHEST & BEST USE	
As Vacant: for retail and mixed-use development at the maximum permitted density.	

Land value is entirely contingent upon its potential use and the appraisal of a large parcel of land can be problematic for a number of reasons. As the potential use of a site is often uncertain, land is often contracted for on a contingent basis with settlement only occurring once the various issues have been studied. As an example, some of these issues can include: zoning conformance, the potential development density yield, potential site development costs, concessions or contributions to local jurisdictions, neighborhood opposition, topography, soil quality, stormwater management issues, environmental impact, market demand, potential absorption and the adequacy of public facilities such as water and sewer capacity, roadways, and schools. The complexity of investigating such issues can be timely and costly and feasibility periods can often last for several years. Consequently, many recorded land sales were actually negotiated years earlier and the buyer may have already spent a considerable sum in their due diligence and feasibility study. Sale prices are often renegotiated based on findings during the feasibility study and buyers are usually willing to pay more for land as the quantity of outstanding issues decreases.

In the case of the subject, the site is mostly in a raw state whereby many of these issues remain uncertain. Some engineering has been performed related to the Sketch Plan approval that provides preliminary approval for the development of 750,000 square feet of retail space and a hotel on a minority portion of the site. Feasibility studies have not been performed on the balance of the property and it remains unclear what potential uses could be obtained. As appraisers, we have some general knowledge as to many of these feasibility issues but lack the expertise, time and money to accurately determine the impact of each issue on the potential use of the site. Therefore, land appraisals usually involve a considerable amount of speculation and a future determination on any of the above issues, or others, can have a dramatic impact on the value of a parcel of land.


CUSHMAN &
WAKEFIELD.

An appraisal provides a current opinion of market value and assumes a marketing period that has occurred over the preceding twelve months. We believe that very few market participants would acquire a large parcel of land without a proper feasibility study and due diligence as the development risks are simply too great. Since many of the feasibility issues at the subject property remain uncertain, its market value should reflect this risk. It should also be noted that a sale contract may very well be negotiated at a price higher than our estimate of market value if it involves a lengthy feasibility period so as to minimize many of the currently uncertain development risks. However, such a contract would not be a current market value as it would involve a future settlement under different conditions than exist today.

EXTRAORDINARY ASSUMPTIONS

For a definition of Extraordinary Assumptions please see the Glossary of Terms & Definitions.

The purpose of this appraisal is to estimate the market value of the fee simple interest of the land area beneath the existing Laurel Park horse racing facility as if it were vacant land and available to be developed to its highest and best use. Accordingly, it is an Extraordinary Assumption that the Laurel Park land will be approved, subdivided and can be developed with 750,000 square feet of retail and 350 hotel rooms on Parcels A, D1 & D2, with construction commencement within four to six years of the effective date of this appraisal and 1.4 million square feet of mixed-use on Parcels B & E with construction commencement within six to ten years of the effective date of this appraisal. Furthermore, it is assumed that the removal of the racecourse and grandstand will eliminate the need for structured parking, as currently shown on the approved Sketch Plan. Finally, it is also assumed that Parcel F can be developed with 1.05 million square feet of mixed-use properties with construction commencement within eight to twelve years.

HYPOTHETICAL CONDITIONS

For a definition of Hypothetical Conditions please see the Glossary of Terms & Definitions.

There are no hypothetical conditions attached to this appraisal.


CUSHMAN &
WAKEFIELD

AERIAL PHOTOGRAPH


Subject



View of Subject


Bus
Parking
Laurel Park

View of Subject



View of Subject



View of Subject



View of Subject



View of Subject



View of Subject



View of Subject

TABLE OF CONTENTS


CUSHMAN &
WAKEFIELD.

INTRODUCTION

SCOPE OF WORK

This appraisal, presented in a self-contained report, has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP) and the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

Cushman & Wakefield of Washington, D.C., Inc. has an internal Quality Control Oversight Program. This Program mandates a "second read" of all appraisals. Assignments prepared and signed solely by designated members (MAIs) are read by another MAI who is not participating in the assignment. Assignments prepared, in whole or in part, by non-designated appraisers require MAI participation, Quality Control Oversight, and signature. For this assignment, Quality Control Oversight was provided by Neal Eaton, MAI.

The scope of this appraisal required collecting primary and secondary data relevant to the subject property. We investigated numerous vacant land and considered the input of buyers, sellers, brokers, property developers and public officials. We made a physical inspection of the subject property. We also investigated the general regional economy as well as the specifics of the subject property's local area.

The data have been thoroughly analyzed and confirmed with sources believed to be reliable, leading to the value conclusions in this report. The valuation process used generally accepted market-derived methods and procedures appropriate to the assignment.

This appraisal employs the Sales Comparison Approach accompanied by and a discounted cash flow analysis of the land development process. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that this approach would be considered necessary and applicable for market participants. Typical purchasers do not generally rely on the Cost Approach when purchasing a property such as the subject of this report. Furthermore, because the subject property is a specialized land use, it is not typically marketed, purchased or sold on the basis of anticipated lease-income. Therefore, we have not employed the Cost Approach or the Income Capitalization Approach to develop an opinion of market value.


CUSHMAN &
WAKEFIELD

IDENTIFICATION OF PROPERTY

Common Property Name: Laurel Park Land

Location:	3600 Laurel Fort Meade Road Laurel, Anne Arundel County, MD 20724
Assessor's Parcel Number:	The subject property represents Maryland tax account number 04-000-03593300. This parcel is also identified as Anne Arundel County Tax Map 19 Parcel 86 and consists of a total of 287.23 acres, according to county data. The entire Laurel Park facility is located on this single, Anne Arundel County tax parcel.
Legal Description:	The legal description of the subject property consists of a metes and bounds description of the entire site. Hence, the assessor's parcel number is the best identification source. A rough sketch is included in the Site Description section of the report that shows the site divided into future development phases, which we refer to has Parcels A, B, C, D, E and F.

PROPERTY OWNERSHIP AND RECENT HISTORY

Current Ownership:	According to the Maryland Department of Assessments and Taxation, the current owner is Laurel Racing Association LP
Sale History:	To the best of our knowledge, the property has not transferred within the past three years.
Current Disposition:	In March 2009, Magna Entertainment filed for Chapter 11 bankruptcy protection. It is our understanding that Magna Entertainment is the parent company of Laurel Racing Association LP. Along with Pimlico Race Course in Baltimore, Laurel Park was scheduled for several public auctions in late-2009 and early-2010. According to press releases in late-March 2010, an agreement was reached that would allow MI Development to obtain ownership of the two properties. As MI Development is the parent company of Magna Entertainment, approval of this transfer is contingent on approval from the bankruptcy court. Financial figures relating solely to Laurel Park were not available for use in this appraisal.


CUSHMAN &
WAKEFIELD.

DATES OF INSPECTION AND VALUATION

Date of Valuation:	July 15, 2010
Date of Inspection:	July 15, 2010
Property inspection was performed by:	Todd Canterbury, MAI

INTENDED USE AND USERS OF THE APPRAISAL

Intended Use:	This appraisal is intended to provide an opinion of the Market Value of the Fee Simple estate of the land area beneath the existing Laurel Park horse racing facility as if it were vacant land and available to be developed to its highest and best use. This report is not intended for any other use.
Intended User:	This appraisal report was prepared for the use of the Client, MI Developments, Inc., as well as its auditors, E&Y. Additionally, the appraisal will be filed with securities regulators as part of the Client's public filings. The appraisal may not be distributed to, or relied upon by any other persons or entities.

Land value is entirely contingent upon its potential use and the appraisal of a large parcel of land can be problematic for a number of reasons. As the potential use of a site is often uncertain, land is often contracted for on a contingent basis with settlement only occurring once the various issues have been studied. As an example, some of these issues can include: zoning conformance, the potential development density yield, potential site development costs, concessions or contributions to local jurisdictions, neighborhood opposition, topography, soil quality, stormwater management issues, environmental impact, market demand, potential absorption and the adequacy of public facilities such as water and sewer capacity, roadways, and schools. The complexity of investigating such issues can be timely and costly and feasibility periods can often last for several years. Consequently, many recorded land sales were actually negotiated years earlier and the buyer may have already spent a considerable sum in their due diligence and feasibility study. Sale prices are often renegotiated based on findings during the feasibility study and buyers are usually willing to pay more for land as the quantity of outstanding issues decreases.

In the case of the subject, the site is mostly in a raw state whereby many of these issues remain uncertain. Some engineering has been performed related to the Sketch Plan approval that provides preliminary approval for the development of 750,000 square feet of retail space and a hotel on a minority portion of the site. Feasibility studies have not been performed on the balance of the property and it remains unclear what potential uses could be obtained. As appraisers, we have some general knowledge as to many of these feasibility issues but lack the expertise, time and money to accurately determine the impact of each issue on the potential use of the site. Therefore, land appraisals usually involve a considerable amount of speculation and a future determination on any of the above issues, or others, can have a dramatic impact on the value of a parcel of land.

An appraisal provides a current opinion of market value and assumes a marketing period that has occurred over the preceding twelve months. We believe that very few market participants would acquire a large parcel of land without a proper feasibility study and due diligence as the development risks are simply too great. Since many of the feasibility issues at the subject property remain uncertain, its market value should reflect this risk. It should also be noted that a sale contract may very well be negotiated at a price higher than our estimate of market value if it involves a lengthy feasibility period so as to minimize many of the currently uncertain development risks.


CUSHMAN &
WAKEFIELD.

However, such a contract would not be a current market value as it would involve a future settlement under different conditions than exist today.

EXTRAORDINARY ASSUMPTIONS

The purpose of this appraisal is to estimate the market value of the fee simple interest of the land area beneath the existing Laurel Park horse racing facility as if it were vacant land and available to be developed to its highest and best use. Accordingly, it is an Extraordinary Assumption that the Laurel Park land will be approved, subdivided and can be developed with 750,000 square feet of retail and 350 hotel rooms on Parcels A, D1 & D2, with construction commencement within four to six years of the effective date of this appraisal and 1.4 million square feet of mixed-use on Parcels B & E with construction commencement within six to ten years of the effective date of this appraisal. Furthermore, it is assumed that the removal of the racecourse and grandstand will eliminate the need for structured parking, as currently shown on the approved Sketch Plan. Finally, it is also assumed that Parcel F can be developed with 1.05 million square feet of mixed-use properties with construction commencement within eight to twelve years.

HYPOTHETICAL CONDITIONS

There are no hypothetical conditions attached to this appraisal.

This appraisal does not employ any additional extraordinary assumptions, hypothetical conditions, supplemental standards, or jurisdictional exceptions.


CUSHMAN &
WAKEFIELD

REGIONAL MAP

BALTIMORE REGIONAL ANALYSIS

INTRODUCTION

Property value is influenced by a variety of factors and forces that interact within a given region. This regional analysis serves to identify those forces that affect property value, and the role they play within the region. The four primary forces that influence real property value are its social, economic, governmental and environmental characteristics. These forces determine the supply and demand for real property, which, in turn, affect market value. The subject is located in Anne Arundel County, which is part of the Baltimore-Towson Metropolitan Statistical Area (MSA) as defined by the U.S. Census Bureau and is shown on the following map.

BALTIMORE-TOWSON MSA

METROPOLITAN STATISTICAL AREA (BALTIMORE MSA)


MARYLAND
Baltimore-Towson, MD
Metropolitan Statistical Area
Carroll County
Harford County
Baltimore County
Howard County
Baltimore City
Anne Arundel County

BALTIMORE REGIONAL OVERVIEW

The Baltimore-Towson MSA encompasses about 2,600 square miles and consists of Baltimore City and six surrounding counties including Anne Arundel, Baltimore, Carroll, Harford, Howard and Queen Anne's Counties. The Baltimore region is part of the U.S. Census' Combined Washington–Baltimore-Northern Virginia Statistical Area. This megalopolis is the nation's fourth largest consumer market with a population of more than 8.2 million.

Background: Historically, the Baltimore region has enjoyed a sound economic base, job stability, and exceptional cultural, educational and recreational facilities. In addition, its social and environmental advantages, such as a moderate climate, make this region one of the most desirable in the nation. Baltimore had historically been an important port and rail center in the Mid-Atlantic region, while its surrounding counties were agricultural in character. The Port of Baltimore, formed by the Patapsco River estuary, was the distribution center by which the area's produce and manufactured goods were shipped around the world. World Wars I and II brought significant new development to Baltimore City as a center for war-related industry, with steel mills, oil and gas refineries and shipyards built along the harbor and surrounding waterways. In the decades following World War II, the city of Baltimore suffered the same fate as many other older eastern U.S. urban areas. The population began to move out of the urban core to the surrounding counties with the construction of new highways. Businesses and industries soon followed the workforce to the burgeoning suburbs. Baltimore City's historic manufacturing base went into decline, and the old downtown core suffered from a lack of investment. In the past three decades, however, both the private and public sectors have redirected investment into Baltimore City. Due to these efforts, downtown Baltimore has enjoyed revitalization. Baltimore City has also retained its status as an important port, educational and cultural center. Baltimore City remains the financial, legal, corporate and political center of Maryland. The Baltimore metropolitan area, which lies within 40 miles of the nation's capital, has also benefited from the significant growth of the Washington, D.C. metropolitan area.


CUSHMAN &
WAKEFIELD.

SOCIAL INFLUENCES – DEMOGRAPHIC TRENDS

Population: The Baltimore MSA is the 20th largest metropolitan area in the United States with a population of nearly 2.7 million residents. The Baltimore MSA has historically been one of the slowest growing major metropolitan areas in the country. Between 2000 and 2009, Baltimore's annual population growth averaged 0.6 percent, 40 basis points below the per annum average growth rate of the U.S. population. The Baltimore MSA's population is expected to make modest gains in the coming years, averaging 0.7 percent annual growth through 2014, as reflected by the following exhibits. The Baltimore MSA's projected population growth rate is still 30 basis points under the projected average annual growth of 1.0 percent for the U.S. through 2014.

The following chart compares historical and projected population growth rates by year for the Baltimore MSA and the U.S.:


POPULATION GROWTH BY YEAR
Baltimore MSA vs. United States, 2000-2014
United States
Baltimore, MD
Forecast
Annual Percent Change
2.0%
1.5%
1.0%
0.5%
0.0%
00
01
02
03
04
05
06
07
08
09
10
11
12
13
14

Source: Data Courtesy of Moody's Economy.com, Cushman & Wakefield Valuation & Advisory Services
Note: Shaded bars indicate periods of recession

The following table shows the Baltimore MSA's annualized population growth by county:

Annualized Population Growth by County
Baltimore MSA
2000-2014

Population (000's)	2000	2010	2014 Forecast	Annual Growth 00-09	Annual Growth 10-14
United States	282,537.7	310,399.1	322,596.2	1.0%	1.0%
Baltimore MSA	**2,540.3**	**2,696.7**	**2,774.7**	**0.6%**	**0.7%**
Anne Arundel County	491.3	522.6	535.0	0.7%	0.6%
Baltimore County	756.0	800.7	818.7	0.6%	0.6%
Carroll County	151.6	175.2	182.9	1.5%	1.2%
Harford County	219.5	248.0	258.2	1.2%	1.1%
Howard County	249.5	283.6	297.3	1.4%	1.2%
Queen Anne's	40.8	49.2	52.6	1.9%	1.8%
Baltimore City	648.6	641.9	644.7	-0.3%	0.2%

Source: Data Courtesy of Moody's Economy.com, Cushman & Wakefield Valuation & Advisory Services

The greatest population growth in the Baltimore MSA has been in the outlying suburban areas including Howard, Carroll and Queen Anne's Counties, with declines in the urban core of Baltimore City. Baltimore City's population decline began in the 1950s with residents moving to the suburbs due in part to lower taxes and living expenses, the perception of less crime, greater job opportunities, better schools and less congestion. Baltimore City's total population is forecast to represent only 23.8 percent of the Baltimore MSA population as of 2014, compared to 25.5 percent as of 2000. Nonetheless, Baltimore City's population has recently stabilized after five decades of decline due in part to new residential development in the city. The greatest population growth in percentages is expected in the outlying suburban areas of Carroll, Harford, Howard and Queen Anne's Counties, with an average annual growth rate range of 1.2 percent to 1.8 percent. The more densely developed Anne Arundel and Baltimore Counties are forecast to have a slower annual population growth rate under 1.0 percent through 2014.

Households: The following table shows the trends in the number of households in the Baltimore MSA since the 1970 Census, as well as household projections through 2015.

Household Trends

	Census 1970	Census 1980	Census 1990	Census 2000	2005	2010	2015	Avg. Annual Change 2000-2005	2005-2015
Maryland	1,174,933	1,460,865	1,748,991	1,980,859	2,097,950	2,194,400	2,337,225	1.2%	1.1%
Baltimore MSA	**629,663**	**765,739**	**880,145**	**974,071**	**1,014,275**	**1,057,300**	**1,115,000**	**0.8%**	**1.0%**
Anne Arundel County	81,100	121,028	149,114	178,670	190,225	197,775	208,900	1.3%	0.9%
Baltimore County	184,890	237,371	268,280	299,877	310,525	319,925	332,150	0.7%	0.7%
Carroll County	19,623	30,631	42,248	52,503	58,025	62,225	67,300	2.0%	1.5%
Harford County	32,026	46,547	63,193	79,667	87,400	93,200	101,050	1.9%	1.5%
Howard County	16,880	39,898	68,337	90,043	97,200	104,750	115,350	1.5%	1.7%
Baltimore City	289,349	281,414	276,484	257,996	253,775	260,575	269,650	-0.3%	0.6%
Queen Anne's County	5,795	8,850	12,489	15,315	17,125	18,850	20,600	2.3%	1.9%

Source: Maryland Department of Planning projections, revised February 2009

About 94,000 households were created in the Baltimore MSA between 1990 and 2000 according to the U.S. Census, reflecting an annual average growth rate of ±1.0 percent. The Baltimore MSA exceeded 1.0 million total households by year-end 2005, reflecting an increase of 40,204 new households since the 2000 U.S. Census. Local planners are forecasting continued household growth of 1.0 percent per year through 2015, adding 100,725 new households in the region between year-end 2005 and year-end 2015. Local planners are also forecasting an increase of 15,875 new households in Baltimore City from 2005 through 2015, after decades of declining households. A majority of the new Baltimore City households are expected to reflect an in-migration of retirees, empty nesters and young professional households attracted to new residential developments and the availability of cheaper housing compared to suburban markets. Annual household growth rates are forecast to be the highest in the outlying suburban counties, reflecting historical population trends.

While the number of households in the region has increased, the average household size continues to decrease. The average household size in the region is forecast to decrease from 2.62 persons in 2005, to 2.59 persons in 2015, with smaller household sizes in the urban core and larger household sizes in the outlying suburbs.

Household Income: Baltimore area residents are on average highly educated and affluent. The median household income for the Baltimore-Towson MSA as of 2009 was $64,623, which is above the national median household income of $51,433. Median household incomes are forecast to rise as affluent retirees and young professionals continue to migrate to the region. Median household income in the Baltimore region has reflected an annual growth rate of 2.9 percent from 2000 through 2009. Local area planners are forecasting annual median household income to grow at lower levels through 2010 due to the current economic downturn.


CUSHMAN &
WAKEFIELD.

The following table reflects the latest data available for historic median household income trends for the Baltimore MSA and jurisdictions:

Median Household Income Trends					
				Avg. Annual Change	
	1990	2000	2009	1990-2000	2000-2009
United States	$30,162	$42,729	$51,433	3.5%	2.1%
Baltimore MSA	$36,795	$49,818	$64,623	3.1%	2.9%
Anne Arundel County	$45,329	$62,499	$81,779	3.3%	3.0%
Baltimore City	$24,186	$30,203	$37,903	2.2%	2.6%
Baltimore County	$39,410	$50,954	$62,703	2.6%	2.3%
Carroll County	$42,853	$60,502	$80,803	3.5%	3.3%
Harford County	$42,125	$57,984	$73,308	3.2%	2.6%
Howard County	$55,186	$74,355	$99,994	3.0%	3.3%
Queen Anne's County	$39,658	$58,594	$77,040	4.0%	3.1%

Source: Claritas, Inc.

Retail Sales: The population of the Baltimore region has historically enjoyed an increase in personal income and buying power, with spending (as measured by retail sales) keeping pace with income growth. Despite the national recession and decreased job growth in the region, Claritas is forecasting continued retail sales growth in the Baltimore region over the next five years. The following table reflects total retail sales in the Baltimore MSA, which is forecast to increase at an average annual rate of 7.2 percent through 2014:

Retail Sales Trends (in billions)				
Jurisdiction	2009	2014	% Change 2009-2014	Annual Change Rate 2009-2014
Anne Arundel County	$9.33	$13.26	42.1%	7.3%
Baltimore City	$7.74	$10.50	35.8%	6.3%
Baltimore County	$13.25	$18.62	40.6%	7.0%
Carroll County	$3.04	$4.48	47.4%	8.1%
Harford County	$4.23	$6.16	45.7%	7.8%
Howard County	$5.40	$7.83	44.9%	7.7%
Queen Anne's County	$0.88	$1.31	49.7%	8.4%
Baltimore MSA	**$43.85**	**$62.16**	**41.7%**	**7.2%**

Source: Claritas, Inc.

ECONOMIC INFLUENCES

Employment: The Baltimore region has undergone a difficult transition over the past 30 years, from a manufacturing base to a service economy. Today, the region enjoys a diverse economy with employment from construction, services including education, health care, utilities and biotechnology industries. Combined, the professional, business and financial services sectors account for 20.5 percent of the region's jobs. Even with a well-diversified economy, growth in Baltimore's Gross Metro Product (GMP) has underperformed the growth in the U.S. six of the last ten years. Baltimore's GMP is expected to grow an average of 3.6 percent per annum over the next five years, slightly exceeding the average annual growth in the U.S. projected to be 3.5 percent.



The following graph compares historical and projected GMP growth by year for the Baltimore MSA and the U.S.:


REAL GROSS PRODUCT GROWTH BY YEAR
Baltimore MSA vs. United States, 2000-2014
United States
Baltimore, MD
Forecast
Annual Percent Change
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
00
01
02
03
04
05
06
07
08
09
10
11
12
13
14

Source: Data Courtesy of Moody's Economy.com, Cushman & Wakefield Valuation & Advisory Services
Note: Shaded bars indicate periods of recession

The following table reflects total non-agricultural employment by industry group in the Baltimore MSA:

Employment Trends By Industry Group						
*Year:	2009		2008		2000	
Employment Sector	Nos.	% Total	Nos.	% Total	Nos.	% Total
Natl. Resources, Construction & Mining	70.4	5.5%	82.2	6.3%	73.6	6.8%
Manufacturing	63.3	5.0%	69.1	5.3%	96.0	7.7%
Goods Producing Subtotal:	*133.7*	*10.5%*	*151.3*	*11.5%*	*169.6*	*13.6%*
Wholesale/Retail Trade	186.3	14.6%	196.5	14.9%	198.5	15.9%
Transportation, Utilities & Warehousing	42.2	3.7%	44.4	3.4%	44.9	3.6%
Information & Telecommunications	21.6	1.7%	23.2	1.8%	24.8	2.0%
Financial Activities	74.2	5.8%	78.8	6.0%	78.5	6.3%
Professional & Business Services	183.2	14.4%	193.4	14.7%	172.6	13.8%
Educational & Health Services	234.7	18.5%	229.3	17.4%	187.1	15.0%
Leisure & Hospitality	114.0	9.0%	116.5	8.9%	103.7	8.3%
Other Services (Religious, Civic)	55.7	4.4%	56.5	4.3%	51.7	4.1%
Government Sector	226.1	17.8%	224.7	17.1%	216.7	17.4%
Service-Providing Subtotal:	*1,138.0*	*89.5%*	*1,163.3*	*88.5%*	*1,078.5*	*86.4%*
Total Non-Agricultural Employment	**1,271.7**	**100%**	**1,314.5**	**100%**	**1,248.1**	**100%**

Source: U.S. Dept. of Labor- Bureau of Labor Statistics.(Thousands), *Average Annual Estimate

Manufacturing was historically one of the dominant industries in the local economy, representing nearly 20 percent of all employment as recently as 1975. Centered on the Port of Baltimore, shipping and steel manufacturing were among the major economic activities in the region. With the redirection of the national economy, many local industrial companies such as Bethlehem Steel, General Motors and Maryland Dry Dock began to contract, and thousand of jobs disappeared. By 1995, manufacturing jobs plummeted to less than 10 percent of the local workforce, and in 2009 accounted for only 5.0 percent of all employment in the region.



Today, the private sector economy is broad-based as the regional economy moves increasingly toward services, trade and technology-based employment. The manufacturing industry still maintains a presence, along with high-tech contractors, educational institutions, public utilities, retailers and financial institutions. Government employment is also a major factor in the local economy, with 17.8 percent of the region's total jobs. Baltimore City is only 40 miles from Washington, D.C. and benefits from its proximity to the nation's capital and its enormous federal government presence and spending.

There are two major federal government military installations in the region – Fort George G. Meade in Anne Arundel County and the U.S. Army Aberdeen Proving Ground in Harford County. In addition, there is a government intelligence complex (National Security Agency- NSA) located adjacent to Fort Meade. The U.S. Department of Defense Base Realignment and Closing (BRAC) plan indicates that the Baltimore region will gain about 13,500 military jobs including 5,300 jobs added to Fort Meade and 8,200 jobs added to the Aberdeen Proving Ground by September 2011. In addition, about 7,500 new jobs will be added to the NSA complex through 2012. An additional 15,000 contractor jobs related to BRAC are forecast to be generated in the Baltimore region.

The Baltimore region is also home to ±67,000 businesses including six (6) Fortune 1,000 companies and ±1,752 companies employing more than 100 workers. A list of major employers in the region (most recent data available) and a breakdown of annual job growth and unemployment rate trends in the Baltimore region are reflected in the following tables:

Top Employers

Employer	Product/Service	Primary Location	Employment
Fort George G. Meade	Govt. – Military Installation	Anne Arundel Co.	30,238
Johns Hopkins University	Education- University	Baltimore City	27,000
Johns Hopkins Health System	Health Services	Baltimore City	18,366
U.S. Army Aberdeen Proving Ground	Govt. – Military Installation	Harford County	16,944
MedStar Health	Health Services	Baltimore City	14,805
University of Maryland Medical System	Health Services	Baltimore City	14,800
University System of Maryland	Education- University	Baltimore City	14,486
U.S. Social Security Administration	Government Agency	Baltimore County	11,800
Northrop Grumman	Government Contractor	Anne Arundel County	10,830
LifeBridge Health	Health Services	Baltimore City	6,853

Source: Maryland Department of Business and Economic Development, November 2009

Job Growth and Unemployment Trends

Year*	2002	2003	2004	2005	2006	2007	2008	2009
No. of Jobs	1,280,240	1,279,215	1,285,696	1,316,202	1,350,524	1,360,022	1,353,712	1,294,964
Annual Job Growth	1,120	-1,025	6,481	30,506	34,322	9,498	-6,310	-58,748
% Annual Job Growth	0.09%	-0.08%	0.50%	2.37%	2.61%	0.70%	-0.46%	-4.34%
% Unemployed	4.80%	4.80%	4.60%	4.40%	4.00%	3.70%	4.60%	7.40%

Source: Bureau of Labor Statistics - *Data reflects average annual rates

The Baltimore region had modest annual average job growth from 2003 through 2007, which reflected a total increase of ±80,800 jobs, or an annual growth rate ±1.2 percent over the period. The annual average number of jobs in the region declined in 2008 by 6,310, due in part to the economic downturn after the "financial crisis" of September 2008. Job losses continued in the region through 2009, reflecting a decline of 58,748 jobs. As of April 2010, the Baltimore region reflected 1,278,134 total jobs, a decrease of 1.9 percent since April 2009. Local area economists have forecast a continued decline in employment through 2010 before stabilizing in 2011.



Educational & Medical Institutions: The Baltimore region is noted for its world-renowned research universities and medical institutions. There are 23 4-year and seven 2-year enrollment colleges in the region. These institutions include the University of Maryland-Baltimore and Johns Hopkins University. The Baltimore region is first in the nation for research and development funding at academic institutions. As a result, the medical field has a significant impact on the area's economy. In fact, five of the largest employers in the region include Johns Hopkins University, the University of Maryland Medical Center, University of Maryland-Baltimore, and Johns Hopkins Bayview Medical Center. The region is also within a 45-minute drive to the National Institutes of Health in Bethesda, Maryland. The Baltimore region has a strong concentration of college degree holders, with about 18.0 percent of its workforce achieving a bachelor's degree and 12.0 percent achieving a post-graduate degree.

Recreation & Tourism: Baltimore prides itself on a revitalized downtown featuring an array of attractions that have transformed its former image as an industrial seaport town into a tourist center. According to the Baltimore Area Convention and Visitors Association (BACVA), Baltimore hosted ± 11.39 million visitors in 2008 (latest data available) from beyond 50 miles, contributing more than $2.9 billion in spending to the area's economy. About 7.6 million travelers were leisure travelers and 3.9 million travelers were business travelers. Major Baltimore area tourist attractions include the National Aquarium, the Maryland Science Center, Arundel Mills Shopping Mall, the Baltimore Zoo, Little Italy, and the Baltimore Ravens (NFL) and the Baltimore Orioles (MLB) at Camden Yard.

ENVIRONMENTAL INFLUENCES

Transportation: The Baltimore region is improved with a comprehensive transportation system that includes interstate highways, an international airport, a seaport, and regional and commuter railways. Interstate 95 (I-95) is the primary north-south thoroughfare connecting the Mid-Atlantic corridor to all major East Coast MSA's. Along with the Baltimore/Washington Parkway (I-295), I-95 provides linkage between the Baltimore and Washington beltways. The proximity to I-95 has encouraged the development of many industrial and business parks along the thoroughfare. Interstate 83 provides access to New York and Canadian markets. Interstate 70 is the primary east-west highway, linking the Baltimore area with Pittsburgh and the Midwest. All major arterials are accessible from Interstate 695 (the Baltimore Beltway), Baltimore's 52-mile circumferential roadway. The mobility provided by these major roadways places numerous employment centers within commuting distance of area workers and suburban bedroom communities. This highway system also provides convenient access for regional trucking, distribution and service companies. More than 100 motor freight lines service the region.

The Baltimore region is served by major and short-line railroads including AMTRAK, CSX Transportation, Conrail, Norfolk Southern Railroad and the Canton Railroad Company. CSX, Conrail and Norfolk Southern carry freight throughout the region to points north, south and west. AMTRAK provides high-speed commuter rail transportation service along the northeast corridor between Washington, D.C. and Boston. Two commuter lines operated by MARC/CSX connect Baltimore's Camden Yard and Pennsylvania Station to Washington, D.C.'s Union Station. A 14-mile commuter subway system links downtown Baltimore City to Owings Mills in northwest Baltimore County. In addition, a 27-mile *Light-Rail* system connects Hunt Valley in northern Baltimore County through downtown Baltimore City to Glen Burnie in Anne Arundel County to the south, with a spur connecting to the Baltimore-Washington Thurgood Marshall International Airport (BWI Airport). Public buses also provide commuter transportation with 80 miles of bus routes throughout the Baltimore region.

The BWI Airport provides air transportation, both domestic and international, and is located about ten miles south of downtown Baltimore City. BWI has grown from a small airport to a major regional transportation center, with linkages to major highways, the Amtrak and Light Rail lines and public bus services. BWI completed a $1.2 billion capital improvement and expansion program in 2009. BWI is one of the fast growing airports in the country, transporting 20.0 million passengers and 221.3 million pounds of cargo during 2009. BWI is also an economic engine in the region, spawning the development of fifteen business parks and creating nearly 100,000 jobs.


CUSHMAN &
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The Port of Baltimore stretches over 45 miles of developed waterfront and reaches a channel depth of 50 feet. With its six million square feet of warehouse and five million square feet of cold storage, the port handles 30 million tons of cargo annually. These extensive facilities can accommodate general, container, bulk and break-bulk cargoes, making it the second busiest containerized cargo port in the Mid-Atlantic and Gulf coast regions. The Port of Baltimore also serves the region's hospitality and tourism industry, with four cruise lines initiating 88 cruises for the 2009 cruise season from the port's dedicated cruise passenger terminal, which opened in May 2006. The port generates $1.5 billion annually and employs 33,700 people in direct, induced, and indirect jobs.

GOVERNMENTAL INFLUENCES

The government forces that affect real estate values include tax structure, zoning authority, public services and fiscal and regulatory policies that affect development. The state of Maryland levies a 7.0 percent corporate income tax on net income attributable to business transacted within the state. The state sales and use tax is 6.0 percent on tangible personal property sold at retail. This tax does not apply to a manufacturer's purchase of raw materials, or to the purchases of machinery and equipment. Local jurisdictions offer complete or partial exemptions on machinery and equipment and inventories. All jurisdictions exempt inventory at warehouse facilities. The state levies a graduated personal income tax of two percent to five percent on federal adjusted gross income. Real estate taxes in the State of Maryland are based on triennial state assessments. There are no separate school taxes; such funds are derived from local property taxation.

Zoning authority is vested in the local jurisdictions, which regulate land use and the density of development. Many counties have a policy is geared toward "limiting development sprawl" away from the urban core areas, and directing new development to pre-approved high-density areas such as locations near train stations.

The Baltimore region is adequately served by necessary public utilities including electricity, natural gas, water, storm and sanitary sewers, telecommunication and cable services. As the region has expanded from the urban core, outlying municipalities continue to expand adequate public facilities to meet growing demand.

CONCLUSIONS

Strengths- The Baltimore region is centrally located along the mid-Atlantic seaboard, with excellent linkages between major East Coast metropolitan markets. Strengths of the region include proximity to national markets, an efficient transportation network and a good quality of life for residents. The presence of Federal and State government agencies and major educational and research centers such as Johns Hopkins also help to stabilize the workforce and generate demand for commercial real estate. The region offers a relatively low cost for land, labor and housing as compared to neighboring metropolitan areas. The region also offers a skilled work force, a large inventory of available sites and buildings, and a pro-business local government attitude. The region also benefits as a tourist destination with a low-fare international airport and expanding deep-water port facilities.

Weaknesses- The region has moderate forecast population and household growth, with job losses continuing in the manufacturing and financial services sectors during the on-going economic downturn.

Summary- In the short-term, the Baltimore region should reflect a continued modest economic downturn compared to other major markets. This is due in part to on-going BRAC-related employment adding nearly 35,000 jobs in the region through 2012. The Baltimore region also benefits from the stability provided by the Federal government and health-care related industries, which are primary employment sectors in the region. Long-term, the region should reflect market stability, with moderate economic and development growth.


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LOCAL AREA MAP


Subject
Laurel
Laurel Park
Maryland City
West Laurel Acres
New Birmingham Manor
Gorman Ave
2nd St
Cherry Ln
Oak Crest
Contee Rd
Contee
Patuxent River Park
Laurel Bowie Rd
Washington Pkwy
Powder Mill Rd
O'Dell Rd
Muirkirk Rd
Muirkirk
Baltimore Ave
Beltsville
Calverton
Cherry Hill Rd
Cheney Rd
Briggs Chaney Rd
Old Gunpowder Rd
Greencastle Rd
Van Dusen Rd
Burtonsville
Fairland
T Howard Duckett Park
Harding Rd
Columbia Pike
High Ridge
Scaggsville
Fulton
Lime Kiln Rd
Sanner Rd
Gorman Park
Savage Park
Savage
Jessup
Waterloo
Elkhorn Park
Fort George G Meade Junction
Annapolis Junction
Brock Bridge Rd
Jessup Rd
Montevideo
Dorsey
Arundel Mills Mall
Hanover
Harmans
Airport Loop
Ridge Rd
Stony Run
Severn
Severn Rd
Reece Rd
Telegraph Rd
WB and A Rd
Quarterfield Rd
Fort Meade
Patuxent Fwy
Odenton
Odenton Park
Gambrills
Annapolis Rd
Patuxent Research Refuge
ANNE ARUNDEL
Glen Burnie Byp
Paul T Pitcher Mem Hwy
Severn
Patuxent Rd
Crain Hwy
2.5 miles



LOCAL AREA ANALYSIS

LOCATION

The subject property consists of the land of Laurel Park, a thoroughbred horse racing facility with associated track, grandstand and clubhouse along with barns, grooms quarters and other out buildings necessary for the racing operations. At the request of the client, this appraisal only considers the Market Value of the Fee Simple estate of the land area beneath the existing Laurel Park horse racing facility as if it were vacant land and available to be developed to its highest and best use,

Laurel Park is located in the northwestern portion of Anne Arundel County, just east of the City of Laurel and just west of Fort Meade and the Patuxent Wildlife Research Center. More specifically, it is located in the northwest quadrant of the intersection of Laurel Fort Meade Road (Maryland Route 198) and Brock Bridge Road. It is less than one mile west of the Route 198 interchange on the Baltimore Washington Parkway (Maryland Route 295) and less than one mile east of Baltimore Washington Boulevard (U.S. Route 1), which serves as the primary commercial arterial through Laurel. The northern border of the Laurel Park property is the CSX/MARC commuter rail line which serves as the boundary line between Anne Arundel County and Howard County. The southwestern border of the Laurel Park property is the Patuxent River, which serves as the boundary between Anne Arundel County and Prince George's County.

ACCESS

The local area is situated within the Baltimore-Washington Corridor, which extends from the Baltimore Beltway (I-695) to the north and the Washington (Capital) Beltway (I-495) to the south and is centered on both sides of Interstate 95 and Route 295. The corridor provides excellent access to both the Baltimore and Washington DC metropolitan areas and is accessible by five major roadways: Interstate 95, the Baltimore Beltway (I-695), the Washington Beltway (I-495), U.S. Route 1 and the Baltimore Washington Parkway (Route 295).

Local area accessibility is generally good, relying on the following arteries:

- Local: Laurel-Bowie Road (Route 197) and U.S. Route 1 provide north/south access through the local area. Route 197 connects with I-295 to the southeast and Route 198 to the north. U.S. Route 1 provides access to the Capital Beltway to the south and Route 32 to the north. Route 198 provides east/west access through the local area and connects with I-295 to the east and I-95 to the west.

Direct access to the subject is via Laurel Fort Meade Road (Route 198), which is accessible from Route 295 to the east and U.S. Route 1 to the west.

Corridor Transportation bus service is available throughout the area with links to Maryland Transit Authority's MARC train service (which provides service between Penn Station in Baltimore City and Union Station in downtown Washington, D.C.) and MetroRail (Washington's subway system), as well as the greater metropolitan area. The subject property has direct access to the MARC commuter rail line at the Laurel Race Track MARC rail station, which is adjacent to the subject property.

The local area also has the advantage of being served by three major airports: the Baltimore/Washington International Thurgood Marshall Airport (BWI), Washington Reagan National Airport, and Washington Dulles International Airport. The most convenient of the three airports is BWI, which is located in Anne Arundel County off the Baltimore-Washington Parkway approximately 12 miles north of the subject . Both Washington National and Dulles are approximately 60 minutes driving time from the subject area via I-95.


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LOCAL AREA CHARACTERISTICS

The proximity of Baltimore and Washington, D.C. has created a unique demographic situation that is a considerable benefit in attracting important federal facilities to the Baltimore-Washington Corridor. The nation's capital can be reached in less than an hour from the local market area and nearly a dozen federal agencies, many with research-focused activities, have located in the immediate area. The expansion and growth of the local technology business base is supported by agencies such as: NASA Goddard Space Flight Center, Fort George G. Meade Military Reservation, National Security Agency, USDA Beltsville Agricultural Research Center, Army Research Laboratory, Institute for Defense Analysis, and U.S. Census Bureau Supercomputer Center.

The subject property is located within the very southern section of the Corridor, which includes the areas of Laurel and Greenbelt. This neighborhood consists of a harmonious mixture of commercial and residential development. Laurel is primarily an older locale, consisting of single- and multi-family residential uses and established retail shopping centers. According to Claritas, approximately 25 percent of all housing units comprise single-family detached dwellings, while 63 percent comprise multi-family dwellings. The apartment inventory tends to be older Class B and C garden style structures, with typically strong occupancies of 95 percent, or more. Several projects have recently undergone renovation in order to remain competitive, including Laurel Square, Town Center, Crestleigh, Larchdale Woods, and Summerlyn Place.

Commercial development in the Laurel area is mostly concentrated along U.S. Route 1 and includes community and neighborhood shopping centers, restaurants, gas stations, car dealerships, low- to mid-rise office buildings, and other freestanding retailers. Historically, one of the largest retail uses in the neighborhood included Laurel Mall, a 660,000 square foot regional mall located at the intersection of U.S. Route 1 and Cherry Lane, approximately two miles west of the subject property. Although anchored by Macy's and Burlington Coat Factory, this project is now distressed and in June 2009, the Laurel City Council approved a $16 million Tax Increment Financing plan to aid future redevelopment. In July 2010, the management and leasing contracts were sold from General Growth Partners to Jones Lang LaSalle. Laurel Lakes Centre, located on U.S. Route 1, is a 390,000 square foot retail center constructed in 1985 and reconfigured in the late-1990s. It is anchored by Lowe's, Best Buy, Staples, Michaels and Safeway. Finally, a new shopping center was recently constructed at the corner of Contee Road and U.S. Route 1 (Centre at Laurel), which houses a Shoppers Food Warehouse grocery store, as well as several big box users and national retailers.

Odenton is just east of the subject property and south of Route 32, between Fort Meade and Gambrills, and has historically been rural in nature. As a result of its location near Fort Meade, and on the MARC rail line, Odenton has recently received considerable attention from Anne Arundel County planners and developers. Consequently. Odenton is one of three designated "Town Centers" in Anne Arundel County: the others being Parole to the southeast and Glen Burnie to the northeast. It is strategically located in the Washington-Baltimore corridor at the junction of Routes 32, 170, and 175, with close connections to the Baltimore–Washington Parkway and I-97.

The development plan for Odenton calls for a core area to be developed with a diverse mix of retail, office, civic, and housing uses combined to create a vibrant live/work community. The core will also serve as a regional destination for the surrounding community, meeting shopping, business, service, entertainment, and transit needs. Development in this area is intended to create a strong pedestrian environment with automobile traffic secondary to the needs of the pedestrian. Transit use from the neighboring MARC rail station will also be encouraged. The core area will be surrounded by a village area that will include a designated historic district, which includes several historic properties that set the framework for the general character and scale of the village. This traditional center of the community is envisioned as a place to live, work, and shop while maintaining the historic village character and residential feel. Other surrounding areas will accommodate residential and industrial


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areas with a focus on office to serve the growing needs at Fort Meade. A portion of the Odenton Town Center Plan is approved for 5.5 million square feet of development on 128 acres.

The most notable development and employer in the area is the Fort Meade Military Base, the 5,400-acre Army post that is also home to the National Security Agency. Fort Meade is located approximately three miles east of the subject between Route 175 to the north and Route 32 to the south, east of I-295. It offers a wide range of support to more than 78 partner organizations from all five services and to several federal agencies including the National Security Agency, the Defense Information School, the Defense Courier Service, and the U.S. Army Field Band. Fort Meade has the 4th largest workforce of Army installations in the United States. It is one of the largest joint service centers in the U.S and is home to approximately 10,000 military personnel along with about 25,000 civilian employees. Approximately 6,000 family members reside on base.

The National Security Agency/Central Security Service (NSA) is America's cryptology organization. It coordinates, directs, and performs highly specialized activities to protect U.S. government information systems and produce foreign signals intelligence information. A high technology organization, NSA is on the frontiers of communications and data processing. It is also one of the most important centers of foreign language analysis and research within the government. NSA employs the country's premier cryptologists and is said to be the largest employer of mathematicians in the United States and perhaps the world. Its mathematicians contribute directly to the two missions of the Agency: designing cipher systems that will protect the integrity of U.S. information systems and searching for weaknesses in adversaries' systems and codes.

The USDA Agricultural Research Center is situated on a 7,000 acre site approximately three miles south of the subject. The Agricultural Research Center in Beltsville is operated by the Agricultural Research Service, an agency within the U.S. Department of Agriculture. Research at the site focuses on natural resources, plant science, animal science, new uses for farm commodities, nutrition and data systems.

The Patuxent Research Refuge, situated east of the subject property, is one of over 500 refuges in the National Wildlife Refuge System administered by the U.S. Fish and Wildlife Service. Established in 1936, the Patuxent Research Refuge is the Nation's only National Wildlife Refuge established to support wildlife research. With land surrounding the Patuxent and Little Patuxent Rivers between Washington, D.C. and Baltimore, MD, the Refuge has grown from the original 2,670 acres to its present size of 12,750 acres and encompasses land formerly managed by the Departments of Agriculture and Defense. The Patuxent Research Refuge is divided into three areas: 1) North Tract, which offers hunting, fishing, wildlife observation, trails, and many interpretive programs; 2) Central Tract, where the offices and study sites of the many research biologists are located; and 3) South Tract, where the National Wildlife Visitor Center and its trails are located.

In addition, primary employment for the neighborhood is in the City of Baltimore to the north and Washington, D.C. to the south. The neighborhood is a bedroom community with convenient access to both metropolitan areas. Baltimore is about 20 miles north of the subject; Columbia is about 12 miles northwest of the subject and Washington DC is about 15 miles south of the subject.

GROWTH AND DEVELOPMENT

One of the most significant events anticipated in the County in the short term is the Federal Base Realignment and Closure (BRAC) Initiative. As a result of this nationwide study of military bases, a number of federal positions are planned for relocation to the Fort George G. Meade military base in Anne Arundel County. It is anticipated that this relocation effort will bring both additional jobs and households to the County as well as to the region in general.


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It is estimated that 22,000 new jobs will locate in Anne Arundel County as a direct result of BRAC: 5,695 new defense positions; 4,000 new jobs due to expansion of the National Security Agency; 10,000 new jobs to be located at a planned secured office complex to be developed under an Enhanced Use Lease (EUL) on the Fort Meade base; and 2,000 additional jobs attributed to government contractors or other service providers who will locate in the County as a result of the base realignment. Most of this job relocation and expansion will occur within the next four years, or by the year 2012 to 2014 timeframe. Many of these jobs are expected to be highly paid positions in information technology and related fields.

In addition to the anticipated job growth, the State has estimated that over 28,000 new households will locate in Maryland as a result of BRAC. It is projected that approximately 4,500 of these households will locate in Anne Arundel County, with the remainder locating in Harford, Baltimore, Montgomery, Cecil, Prince Georges, and Howard Counties and Baltimore City. It is anticipated that approved residential units in the development pipeline combined with development projects in the planning stages will provide sufficient housing capacity in the County to serve this BRAC-related growth. However, the County will continue to assess and plan for the potential impacts on public facilities and infrastructure such as State and local highways.

The 2005 BRAC recommendations bode well for the State of Maryland and the process must be completed by September 15, 2011. According to Anne Arundel County, projected numbers include:

- Estimated 60,000 defense and contractor jobs moving to Maryland as a result of BRAC
- Estimated average wage of migrating jobs is $65,000
- Estimated average household income of migrating jobs is $100,000
- Fort Meade currently generates approximately $4 billion in economic activity for the region, which is expected to increase to $5 billion after 2010
- Estimated 4 million square feet of development planned at Fort Meade
- Estimated 10 million square feet of nearby office space will be needed to accommodate activity
- Estimated 8.5 million square feet of office space and 700,000 square feet of retail space is under construction, approved, or proposed in nearby Anne Arundel County areas
- Estimated 1,600 hotel rooms within nine projects are in planning stages or under construction in Anne Arundel County, including the subject

Transportation improvements for the area include plans to turn Route 175, the two-lane road that runs by the post, into a multi-lane divided highway. Routes 198, 32 and 3 will receive significant improvements. Route 295 will be widened from Route 17 to I-695 and a new interchange will be built at Hanover Road. Also, a new 2,500 to 3,500 space parking garage is planned for the Odenton Town Center MARC rail station. Maryland transportation officials have even talked about extending the MetroRail from Greenbelt to Baltimore-Washington International Airport. That service expansion, which would be designed to improve the link between Baltimore and Washington, would have a stop at Fort Meade.

Thus, Fort Meade's expansion is helping to create not just one of the fastest-growing areas in the Baltimore-Washington Corridor but also a national military hub. As a result, a private company began a residential construction project in 2002 designed to provide 3,100 new or renovated homes on the base over 10 years. Picerne, the private development company that the Army has hired to oversee the project, has built over 500 homes and renovated another 500 homes. The company has a 50-year agreement with the Army to manage and


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lease the properties. Outside the post, more residential development is on the way with over 4,000 housing units approved around the post and another 1,000 that are still in review, according to the county.

Forest City Enterprises has commenced development of Konterra, a 2,200-acre mixed-use development situated in Prince George's and Montgomery Counties. Konterra will straddle Interstate 95, one exit north of the Capital Beltway and will include a mixed-use town center, upscale retail and hospitality venues, technology campuses, educational institutions, and residential and business communities. The 488-acre Konterra Town Center East site will feature an upscale, 1.5 million square foot, open-air center along with an array of multi-family residential and class A office uses. The 253-acre Konterra Town Center West will consist of 1 million square feet of regional destination retail with multiple peripheral locations. The entire Konterra development will be enhanced with carefully-planned plazas, green spaces, lush landscaping, parks and common areas, as well as educational and cultural amenities.

The National Business Park is a 285-acre property predominately built out with low-to-mid-rise office and tech buildings, which are occupied by federal government agencies and government contractors due to its location adjacent to the National Security Administration (NSA) and the Fort Meade military installation. Developed by Corporate Office Properties Trust (COPT), the business park is also improved with a hotel, day-care center and retail strip center supporting park employees and is expanding with the continued growth of NSA with COPT's acquisition of land for a Phase III.

The 65-acre, Brick Yard project is also underway by developer Jackson Shaw. Located at the intersection of U.S. Route 1 and Contee Road in Laurel, this project will consist of approximately 650,000 square feet of office and warehouse / flex space in 10 buildings.

SPECIAL HAZARDS OR ADVERSE INFLUENCES

We are not aware of any atypical or unusual detrimental influences; such as landfills, flooding, noise pollution (the traffic noise is expected), air pollution or chemical factories and/or storage. It should be noted that the subject property is near BWI Airport and has jet noise, although, based on our inspection, this does not appear to be a material factor.

CONCLUSION

The subject neighborhood is characterized as an established area of the Baltimore Washington Corridor. The area benefits from good access provided by a modern transportation system and has access to the major traffic arteries connecting the subject area to the surrounding metropolitan area. The real estate in this area is generally stable, with some new development, although land is rapidly becoming scarce. The near term outlook for the neighborhood is for continued stability with moderate population and household growth. Overall, the subject's location mid-way between Baltimore and Washington, its proximity to employment centers and shopping amenities, and the sizeable household base are positive factors for retail, office or multi-family residential uses.


CUSHMAN &
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RETAIL MARKET ANALYSIS

INTRODUCTION

Signs of recovery are slowly building momentum in the retail market following a year of unprecedented challenges. Transaction volume in 2009, as reported by Real Capital Analytics (RCA), totaled $12.9 billion. Volume in 2009 fell by 36.2 percent from the prior year to the lowest level since 2001. Annual retail transaction volume between 2004 and 2007 averaged $53.6 billion. Retail sales, the largest single component of the U.S. economy, fell by 6.3 percent in 2009 to $4.1 trillion. The decrease in total retail sales during 2009 was the biggest drop since Census Bureau records begin in 1966. For comparison, the drop in retail sales in 2009 was greater than the individual economic output of 37 U.S. states.

Looking beyond these indicators, there are growing signs of improvement. Year-over-year retail sales growth turned positive in the fourth quarter of 2009 following four consecutive quarters of sharp decreases. Sales increased by 5.4 percent in the first quarter of 2010, the highest quarterly growth rate since 2006. The upswing in retail sales and thawing capital market conditions have provided a much needed boost to investment in shopping centers and other retail assets. Year-over-year growth in investment volume turned positive in the fourth quarter of 2009 and jumped by 40.2 percent in the first quarter of 2010. Market experts we have surveyed are hopeful that a near-term improvement in consumer fundamentals, supported by rising confidence over the last two quarters, will provide continued support for the recovery.

NATIONAL RETAIL INVESTMENT SALES MARKET

As noted, recent growth in retail sales and better access to credit helped bring an end to eight consecutive quarters of declining investment during the fourth quarter of 2009. However, tightened lending standards and declining property-level fundamentals continue to push capitalization rates upward. The *Korpacz Real Estate Investor Survey* published by PricewaterhouseCoopers reports that national power center and strip shopping center OARs bottomed in third quarter of 2007 at an average of 7.0 percent and 7.2 percent, respectively. Regional mall cap rates reached a low of 6.7 percent in the first quarter of 2008. In the first quarter of 2010, national power center OARs averaged 8.6 percent, strip shopping center OARs averaged 8.5 percent, and regional mall OARs averaged 8.3 percent. Power center and strip center OARs decreased by five and four basis points respectively during the quarter. Capitalization rates malls increased by 28 basis points. There are now clear indications of cap rate compression for higher-quality assets in primary urban and suburban markets. Market conditions for assets falling below the profile currently favored by investors remain weak, but have begun to moderate as confidence returns to the market.

The following graph depicts national retail cap rates by property type over the last four years:


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NATIONAL RETAIL CAP RATES
9.0%
8.5%
8.0%
7.5%
7.0%
6.5%
6.0%
National Power Center
National Regional Mall
National Strip Shopping Center
1Q 07
2Q 07
3Q 07
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
3Q 09
4Q 09
1Q 10
Source: Korpacz Real Estate Investor Survey

Retail investment activity plunged by 68.1 percent in 2008, and 36.2 percent in 2009 according to Real Capital Analytics. Quarterly transaction volume fell by an average compounded rate of 30.1 percent from the fourth quarter of 2007 through the first quarter of 2009 due to buyers sitting back and the inability to obtain financing. As noted earlier, volume in 2009 was at the lowest in eight years. Other market observers have reported similarly precipitous declines in investment volume generally ranging from 70.0 percent to 90.0 percent.

The following graph displays annual retail sales volume since 2001:


ANNUAL RETAIL TRANSACTION VOLUME
$70
$60
$50
$40
$30
$20
$10
$0
2001
2002
2003
2004
2005
2006
2007
2008
2009
Source: Real Capital Analytics, Inc.
Note: Data excludes transactions less than $5.0 million.

The Moody's/REAL Commercial Property Index (CPPI) is a periodic same price change index of U.S. commercial investment properties. Developed by MIT's Center for Real Estate in conjunction with a consortium of firms including Real Estate Analytic, LLC (REAL), the index tracks price changes based on documented prices in completed, contemporary property transactions.

In the fourth quarter of 2009, the CPPI measured an increase of 3.6 percent from the prior quarter and a 29.2 percent drop on a year-over-year basis. Currently at 114.73, the index is now 39.3 percent below the peak measured in the third quarter of 2007. The index will likely continue to decline as distressed sales activity continues throughout 2010.

The following graph displays the quarterly CPPI Index between 2001 and the fourth quarter of 2009:


MOODY'S/REAL COMMERCIAL PROPERTY PRICE INDEX
200
180
160
140
120
100
80
National Aggregate
National Retail
2001 2002 2003 2004 2005 2006 2007 2008 2009
Source: MIT Center for Real Estate - http://mit.edu/cre and Real Capital Analytics (RCA) - http://www.rcanalytics.com

The retail market has experienced similar declines to the CPPI Index. In this low-transaction environment, the price per square foot average is likely to be skewed as investors flee to higher-quality assets. In comparison to sales volume, the average retail price per square foot also trended downward rapidly before hinting at stability in recent months. Between 2003, when the market picked up after the last recession, and 2008, the average price per square foot for retail assets increased by 53.4 percent. At $147 per square foot, pricing in the first quarter of 2010 remained at the lowest level since 2004.

The following graph reflects the historical average price per square foot for retail assets as surveyed by RCA:


NATIONAL AVERAGE PRICE PER SQUARE FOOT
Mall & Other
Strip
Total
$225
$200
$175
$150
$125
$100
$75
2001 2002 2003 2004 2005 2006 2007 2008 2009 1Q10
Source: Real Capital Analytics, Inc.
Note: Data excludes transactions less than $5.0 million

NATIONAL RETAIL MARKET SUMMARY

The retail market displayed clear signals of recovery in the first quarter of 2010. However, given the record decline in retail sales, continued weakness in the credit markets, and glut of supply, investment will remain challenged for much of 2010. Federal Reserve Chairman Ben Bernanke commented on September 15, 2009 that the recession was "very likely over at this point." Mr. Bernanke's statement is supported by continued improvements in gross domestic product, consumer spending, and consumer sentiment. Specifically, consumer sentiment, as measured by the University of Michigan/Reuters survey in April 2010, was up by 10.9 percent year-over-year. It will take years for consumers' balance sheets to recover and to return potential spending growth to


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pre-recession levels. However, we are hopeful that the recent signs of life from consumers will establish a foundation for a meaningful, yet protracted, recovery over the course of the year.

REIS MARKET DATA

Data for the following analysis of the Baltimore Retail market is provided by Reis, Inc., a leading provider of multifamily and commercial real estate market information since 1980. Reis houses a proprietary database of approximately 200,000 multifamily and commercial properties that include trends, forecasts, news and analyses for 232 metropolitan markets (4 property types multiplied by 58 metropolitan areas) and roughly 2,500 submarkets.

Current and historical figures are compiled by highly qualified industry analysts. Surveyors, as they are called, are responsible for gathering information on property availabilities, rents and lease terms, etc. by directly contacting owners, managers and leasing agents. Projected data is calculated using a suite of economic forecasting models developed by The Economic Research Group, a team led by Ph.D. economists.

Reis' data is released on a quarterly basis, and is widely recognized as a fundamental tool for appraisers throughout the country.

BALTIMORE RETAIL MARKET

Reis, Inc. classifies the Baltimore Retail market into six submarkets, and segregates inventory by type of space (community versus neighborhood shopping centers). The subject is situated in the Anne Arundel County submarket of Baltimore.

SUBMARKET SNAPSHOT

The Baltimore Retail market contains 35,911,000 square feet of space. Anne Arundel County is the largest submarket and contains 9,519,000 square feet, or 26.5 percent of the area's total inventory. Central Harford County is the smallest submarket with 6.8 percent of total inventory. The following table presents the geographic distribution of inventory, along with other statistical information for the most recent quarter.


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GEOGRAPHIC DISTRIBUTION OF INVENTORY						
Submarket	Community Neighborhood	Inventory (SF)	% Total	Vacancy Rate (%)	Net Absorption	Asking Rent ($/SF)
Anne Arundel County	C	5,650,000	15.7	8.3	-23,000	$21.58
Anne Arundel County	N	3,869,000	10.8	5.4	8,000	$18.69
Anne Arundel County	**NC**	**9,519,000**	**26.5**	**7.1**	**-15,000**	**$20.41**
Central Harford County	C	1,403,000	3.9	5.9	-16,000	$19.76
Central Harford County	N	1,024,000	2.9	11.6	-15,000	$21.01
Central Harford County	**NC**	**2,427,000**	**6.8**	**8.3**	**-31,000**	**$20.29**
Central/Eastern Baltimore County	C	3,864,000	10.8	9.6	-46,000	$21.80
Central/Eastern Baltimore County	N	2,951,000	8.2	6.1	-29,000	$15.48
Central/Eastern Baltimore County	**NC**	**6,815,000**	**19.0**	**8.1**	**-75,000**	**$19.06**
Howard/Carroll Counties	C	1,921,000	5.3	3.8	-10,000	$26.28
Howard/Carroll Counties	N	3,060,000	8.5	4.3	30,000	$23.51
Howard/Carroll Counties	**NC**	**4,981,000**	**13.9**	**4.1**	**20,000**	**$24.58**
Northern Baltimore County	C	1,812,000	5.0	10.9	16,000	$25.65
Northern Baltimore County	N	2,258,000	6.3	5.7	-16,000	$22.52
Northern Baltimore County	**NC**	**4,070,000**	**11.3**	**8.0**	**0**	**$23.91**
West/Southwest Baltimore County	C	4,165,000	11.6	9.7	67,000	$21.71
West/Southwest Baltimore County	N	3,934,000	11.0	4.5	24,000	$20.78
West/Southwest Baltimore County	**NC**	**8,099,000**	**22.6**	**7.2**	**91,000**	**$21.26**
Total Community	C	18,815,000	52.4	8.5	-12,000	$22.39
Total Neighborhood	N	17,096,000	47.6	5.5	2,000	$20.12
Total/Average	**NC**	**35,911,000**	**100.0**	**7.1**	**-10,000**	**$21.31**

Source:

As of first quarter 2010, the overall vacancy rate for the region was 7.1 percent. Central Harford County had the highest overall vacancy rate of 8.3 percent, while Howard/Carroll Counties had the lowest vacancy of 4.1 percent. The subject's Anne Arundel County submarket had a vacancy rate of 7.1 percent.

The average asking rental rate for all types of space within the region was $21.31 per square foot. The highest average asking rent of $24.58 per square foot was being achieved in Howard/Carroll Counties. Conversely, the lowest asking rent was being achieved in Central/Eastern Baltimore County at $19.06 per square foot. The subject's Anne Arundel County submarket had an average asking rental rate of $20.41 per square foot.

Community shopping centers constituted 52.4 percent of existing inventory and were exhibiting a higher vacancy rate (8.5 percent) than Neighborhood centers (5.5 percent) and higher average asking rents of $22.39 versus $20.12 per square foot.

CONSTRUCTION COMPLETIONS

Between 2005 and 2009 a total of 946,000 square feet of space was completed, an average of 189,200 square feet per year. There have been no completions as of first quarter 2010. Over the next five years, Reis projects that an additional 1,062,000 square feet of new space will be completed within the Baltimore market.

Within the Anne Arundel County submarket, a total of 143,000 square feet of space was completed between 2005 and 2009, an average of 28,600 square feet per year. This equates to 15.1 percent of new construction for the region. Over the next five years, Reis projects that an additional 288,000 square feet of new space will be completed within the Anne Arundel County submarket.

The following table presents historical inventory and projected completions for the region and subject submarket.


CUSHMAN &
WAKEFIELD

HISTORICAL AND PROJECTED INVENTORY & COMPLETIONS (SF)

	Baltimore					Anne Arundel County					
Year	Inventory Community	Completions	Inventory Neighborhood	Completions	Total Completions	Inventory Community	Completions	Inventory Neighborhood	Completions	Total Completions	% of Region
2005	18,815,000	106,000	16,445,000	189,000	295,000	5,650,000	0	3,755,000	29,000	29,000	9.8%
2006	18,815,000	0	16,688,000	243,000	243,000	5,650,000	0	3,847,000	92,000	92,000	37.9%
2007	18,815,000	0	16,864,000	176,000	176,000	5,650,000	0	3,869,000	22,000	22,000	12.5%
2008	18,815,000	0	17,009,000	145,000	145,000	5,650,000	0	3,869,000	0	0	0.0%
2009	18,815,000	0	17,096,000	87,000	87,000	5,650,000	0	3,869,000	0	0	0.0%
1Q10	18,815,000	0	17,096,000	0	0	5,650,000	0	3,869,000	0	0	0.0%
2010	---	---	---	---	0	---	---	---	---	0	0.0%
2011	---	---	---	---	241,000	---	---	---	---	37,000	15.4%
2012	---	---	---	---	227,000	---	---	---	---	70,000	30.8%
2013	---	---	---	---	264,000	---	---	---	---	84,000	31.8%
2014	---	---	---	---	330,000	---	---	---	---	97,000	29.4%
2005-2009											
Total Completions		106,000		840,000	946,000		0		143,000	143,000	
Annual Average		21,200		168,000	189,200		0		28,600	28,600	15.1%

Source: Reis, Inc.

VACANCY RATES

The first quarter 2010 overall vacancy rate for the Baltimore region was 7.1 percent. As shown in the chart below, vacancy rates increased from 4.5 percent in 2005 to 7.1 percent in 2009. Over the near term, Reis projects a decline in vacancy levels for Baltimore, with vacancy varying between 7.4 percent in 2010 and 5.9 percent in 2014.

The first quarter 2010 overall vacancy for the Anne Arundel County submarket was consistent with the region at 7.1 percent. Between 2005 and 2009, vacancy rates increased from 4.6 percent to 7.0 percent in 2009. Over the near term, Reis is projecting a decline in vacancy for the subject submarket, with vacancy levels ranging from 7.5 percent in 2010 to 5.4 percent in 2014.

The following table presents historical and projected vacancy rates for the region and subject submarket.

HISTORICAL AND PROJECTED VACANCY RATES (%)

	Baltimore			Anne Arundel County		
Year	Community	Neighborhood	Total	Community	Neighborhood	Total
2005	5.9	2.9	4.5	6.0	2.5	4.6
2006	3.9	2.9	3.4	3.2	2.4	2.9
2007	4.4	4.5	4.5	2.4	5.4	3.6
2008	5.8	5.8	5.8	4.7	6.1	5.3
2009	8.4	5.5	7.1	7.9	5.6	7.0
1Q10	8.5	5.5	7.1	8.3	5.4	7.1
2010	---	---	7.4	---	---	7.5
2011	---	---	8.1	---	---	8.0
2012	---	---	7.9	---	---	7.9
2013	---	---	7.1	---	---	7.1
2014	---	---	5.9	---	---	5.4

Source: Reis, Inc.
Note: Reis does not differentiate between space that is available directly from the landlord or as a sublease. Any space that is available immediately for leasing (i.e. within 30 days) is considered vacant by Reis' standards.

As shown, Community shopping centers within the region were exhibiting a higher vacancy rate (8.5 percent) than Neighborhood centers (5.5 percent). Within the subject submarket, Community centers were exhibiting higher vacancies than neighborhood centers (8.3 percent versus 5.4 percent).

ABSORPTION

Absorption measures change in the level of occupied space in a geographic region over a specific period of time. Absorption is not a measure of leasing activity. It reflects increasing, stable or decreasing demand for space. If the level of occupied space increases from one period to the next, demand has increased. If no change has occurred, demand is stable. If the level of occupied space is lower, demand has decreased. All things being equal, positive absorption lowers vacancy rates and negative absorption increases vacancy rates. A newly constructed building that enters the marketplace vacant will adversely affect the vacancy rate but have no bearing on absorption since it has not altered the level of occupancy.

Over the past few years, new construction activity within the Baltimore region has exceeded absorption. As shown below, an annual average of 189,200 square feet of space was completed in the region between 2005 and 2009, while 30,600 square feet was absorbed. Over the next five years, Reis projects that construction will trail absorption with new construction totaling 1,062,000 square feet, and absorption totaling 1,398,000 square feet.

Between 2005 and 2009, new construction within the Anne Arundel County submarket also outpaced absorption, with an annual average of 28,600 square feet completed and -27,600 square feet absorbed. Over the next five years, Reis projects that new construction will trail absorption (new construction will total 288,000 square feet, and 418,000 square feet is expected to be absorbed).

The following table presents historical and projected absorption levels and completions for the region and the subject submarket.

HISTORIC AND PROJECTED NET ABSORPTION (SF)

	Baltimore				Anne Arundel County			
Year	Community	Neighborhood	Total Absorption	Total Completions	Community	Neighborhood	Total Absorption	Total Completions
2005	209,000	241,000	450,000	295,000	-102,000	80,000	-22,000	29,000
2006	378,000	236,000	614,000	243,000	158,000	94,000	252,000	92,000
2007	-101,000	-109,000	-210,000	176,000	45,000	-95,000	-50,000	22,000
2008	-256,000	-71,000	-327,000	145,000	-130,000	-27,000	-157,000	0
2009	-494,000	120,000	-374,000	87,000	-180,000	19,000	-161,000	0
1Q10	-12,000	2,000	-10,000	0	-23,000	8,000	-15,000	0
2010	---	---	-125,000	0	---	---	-52,000	0
2011	---	---	-14,000	241,000	---	---	-12,000	37,000
2012	---	---	281,000	227,000	---	---	70,000	70,000
2013	---	---	508,000	264,000	---	---	161,000	84,000
2014	---	---	748,000	330,000	---	---	251,000	97,000
2005-2009								
Total Absorption	**-264,000**	**417,000**	**153,000**	**946,000**	**-209,000**	**71,000**	**-138,000**	**143,000**
Annual Average	-52,800	83,400	30,600	189,200	-41,800	14,200	-27,600	28,600

Source: Reis, Inc.

RENTAL RATES

As shown in the following chart, average asking rents in the region have increased from $18.54 per square foot in 2005 to $19.14 per square foot in 2009, indicating a compound annual growth rate (CAGR) of 0.8 percent. Over the next five years, average asking rents are expected to increase from $18.83 per square foot in 2010 to $19.48 per square foot in 2014.

Average asking rental rates in the Anne Arundel County submarket increased, ranging from $17.40 per square foot in 2005 to $18.58 per square foot in 2009, demonstrating a CAGR of 1.7 percent. Currently, the average asking rent in the subject submarket stands at $18.41 per square foot. Over the next five years, average asking rents are expected to increase from $18.19 per square foot in 2010 to $18.83 per square foot in 2014.


CUSHMAN &
WAKEFIELD.

The following table presents historical and projected average asking rental rates for the region and subject submarket.

HISTORIC AVERAGE RENTAL RATES ($/SF)										
	Baltimore					Anne Arundel County				
Year	Community	Neighborhood	Total	% Change	Effective Rent	Community	Neighborhood	Total	% Change	Effective Rent
2005	$21.59	$18.81	$20.29	2.9	$18.54	$20.12	$17.42	$19.04	2.9	$17.40
2006	$22.41	$19.82	$21.19	4.4	$19.41	$21.16	$18.42	$20.05	5.3	$18.34
2007	$22.91	$20.57	$21.80	2.9	$19.75	$21.77	$19.05	$20.66	3.0	$18.73
2008	$23.02	$20.68	$21.91	0.5	$19.71	$22.70	$19.31	$21.32	3.2	$19.33
2009	$22.34	$20.28	$21.36	-2.5	$19.14	$21.69	$18.92	$20.56	-3.6	$18.58
1Q10	$22.39	$20.12	$21.31	-0.2	$19.05	$21.58	$18.69	$20.41	-0.7	$18.41
2010	---	---	$21.11	-1.2	$18.83	---	---	$20.27	-1.4	$18.19
2011	---	---	$21.08	-0.1	$18.68	---	---	$20.23	-0.2	$18.09
2012	---	---	$21.17	0.4	$18.77	---	---	$20.28	0.2	$18.14
2013	---	---	$21.37	0.9	$19.01	---	---	$20.43	0.7	$18.33
2014	---	---	$21.78	1.9	$19.48	---	---	$20.75	1.6	$18.83
2005-2009 CAGR	**0.86%**	**1.90%**	**1.29%**		$0.01	**1.90%**	**2.09%**	**1.94%**		$0.02

Source: Reis, Inc.
Notes: CAGR stands for Compound Annual Growth Rate. Asking rents cited by Reis reflect the advertised rental rates for actively marketed space. Effective rents net of any rental concessions, expressed over the life of the lease term.

As shown, Community shopping centers within the region were exhibiting higher average asking rents ($22.39 per square foot) than Neighborhood centers ($20.12 per square foot). Within the subject submarket, Neighborhood centers had lower average asking rents than Community centers ($18.69 per square foot versus $21.58 per square foot).

NEW CONSTRUCTION ACTIVITY

According to Reis, there was 578,964 square feet of space recently completed in the Baltimore market. An additional 450,000 square feet is currently under construction, with 4,325,140 square feet planned/proposed in 28 projects.

The following tables present current and proposed construction activity for the region.

New Construction Activity - Completed					Est. Completion		
Name	Type	Location	City	Submarket	Year	Month	Size (SF)
Mondawmin Mall Ph II	Regional	Liberty Hgts Ave E&W @ Reisterstown Rd	Baltimore	W/SW Baltimore Co.	2009	February	22,000
Chesley Center Ph II	Mixed Use	1641 State Highway 3	Crofton	Anne Arundel Co.	2009	February	5,000
Red Apple Village	Neighborhood	500 Abruzzi Dr @ Whites Heritage Ln/Piney Creek Rd	Chester	Non-Submarketed Areas	2009	May	45,000
Lansdowne Station (Retail)	Power Center	3531-3611 Washington Blvd @ Commerce Dr	Lansdowne	W/SW Baltimore Co.	2009	June	420,000
Lynnwood Green	Neighborhood	6010 Meadowridge Rd @ Rte 100	Elkridge	Howard/Carroll Cos.	2009	September	50,000
Princess Shopping Center Ph III	Neighborhood	1213 Liberty Rd @ Rte 32	Eldersburg	Howard/Carroll Cos.	2009	December	36,964
Total Complete							578,964

New Construction Activity - Under Construction					Est. Completion		
Name	Type	Location	City	Submarket	Year	Month	Size (SF)
Blvd At Box Hill	Lifestyle Center	Woodsdale Rd @ Box Hill Center Corporate Dr	Abingdon	Central Harford Co.	2011	April	450,000
Total Under Construction							450,000



New Construction Activity - Planned/Proposed					Est. Completion		
Name	Type	Location	City	Submarket	Year	Month	Size (SF)
The Promenade At Ripken Center	Community	Long Dr @ Rte 22/Gilbert Rd	Aberdeen	Central Harford Co.	---	---	180,000
The Village Center At The Gate	Neighborhood	Rte 715 @ Old Philadelphia Rd	Aberdeen	Central Harford Co.	---	---	78,000
Annapolis Towne Centre At Parole Ph II	Mixed Use	Riva Rd @ Rte 2	Annapolis	Anne Arundel Co.	---	---	75,000
Savage Towne Centre (Retail)	Neighborhood	Rte 32 @ Dorsey Run Rd	Annapolis Junction	Howard/Carroll Cos.	---	---	54,000
Monument Street Marketplace	Community	Monument St @ Edison Hwy	Baltimore	Central/East Balt.	---	---	250,000
Quarry Lake At Greenspring Ph II	Lifestyle Center	2570 Quarry Lake @ Smith Ave	Baltimore	W/SW Baltimore Co.	---	---	100,000
The Rotunda (Retail)	Community	711 W 40Th St @ Keswick Rd	Baltimore	N Baltimore Co.	---	---	239,000
The District At Canton Crossing	Power Center	S Clinton St @ Boston St	Baltimore	Central/East Balt.	---	---	600,000
Bush River Village	Neighborhood	2922 Pulaski Hwy @ Orleans St	Baltimore	Central/East Balt.	---	---	21,300
Camden Wharf	Mixed Use	Haines St @ Russell St	Baltimore	Central/East Balt.	---	---	300,000
Mchenry Row Ph II	Neighborhood	Key Hwy @ Fort Ave	Baltimore	Central/East Balt.	---	---	110,000
James Run Corporate Campus	Mixed Use	Nwc I-95 @ Hwy 543	Bel Air	Central Harford Co.	---	---	267,000
Park Avenue	Community	Emmerton Rd @ Plumm Tree Ln	Bel Air	Central Harford Co.	---	---	190,000
Freedom Shopping Center Ph II	Neighborhood	4500 Block Erdman Ave @ Federal Ave	Clifton	Central/East Balt.	---	---	2,500
North Point	Neighborhood	4001 North Point Blvd @ Battle Grove Rd	Dundalk	Central/East Balt.	---	---	160,000
Village At Lee Airport	Neighborhood	Maryland Rte 2 @ Maryland Ave	Edgewater	Anne Arundel Co.	---	---	129,340
Aladdin Rock Mixed-Use	Community	Rte 1 @ Rte 175	Elkridge	Howard/Carroll Cos.	---	---	250,000
Village South	Mixed Use	Rte 3/301 @ Waugh Chapel Rd	Gambrills	Anne Arundel Co.	---	---	500,000
Glen Burnie Crossing Ph I	Neighborhood	Dover Rd @ Ritchie Hwy	Glen Burnie	Anne Arundel Co.	---	---	100,000
Glen Burnie Crossing Ph II	Neighborhood	Dover Rd @ Ritchie Hwy	Glen Burnie	Anne Arundel Co.	---	---	50,000
Harbor Shops Ph II	Community	Rte 40 @ Water St/Erie St	Havre De Grace	Central Harford Co.	---	---	55,000
Painters Mill Shopping Center	Neighborhood	10207 Reistertown Rd	Owings Mills	W/SW Baltimore Co.	---	---	15,000
Metro Centre At Owings Mills	Mixed Use	Painters Mill Rd @ Red Run Blvd	Owings Mills	W/SW Baltimore Co.	---	---	227,000
Owings Mills New Town	Neighborhood	Dolfield Rd S @ 1795	Owings Mills	W/SW Baltimore Co.	---	---	75,000
Liberty Road Crossing	Neighborhood	Liberty Rd @ Ridge Rd	Sykesville	Howard/Carroll Cos.	---	---	47,000
Main Street Eldersburg	Neighborhood	Bevard Rd @ Londontown Blvd	Sykesville	Howard/Carroll Cos.	---	---	90,000
The Village At Odenton Station	Mixed Use	Morgan Rd @ Duckins St	Odenton	Anne Arundel Co.	2011	December	60,000
BWI Hilton Park	Mixed Use	Nursery Rd @ Elkridge Landing	Linthicum Heights	Anne Arundel Co.	2012	May	100,000
Total Planned/Proposed							4,325,140

BALTIMORE CONCLUSION

The Baltimore Retail market has witnessed increased vacancy levels since 2005. Over the near term, new construction activity is expected to trailed absorption. However, in the next five years vacancy should decline from 7.4 to 5.9 percent, while asking rental rates are expected to increase slightly from $18.83 per square foot to $19.48 per square foot.


CUSHMAN &
WAKEFIELD

APARTMENT MARKET ANALYSIS

INTRODUCTION

Data for the analysis of the Baltimore Apartment market is also provided by Reis, Inc.

SUBMARKET SNAPSHOT

As of first quarter 2010 the Baltimore Apartment market contains 141,341 rental units in 557 buildings, located in ten submarkets. Pikesville/Randallstown/Owings Mills is the largest submarket, with 17.8 percent of the region's total inventory. Harford County is the smallest submarket, comprising 3.7 percent of total inventory.

The following table presents the geographic distribution of inventory in the area, along with other statistical information for the most recent quarter.

Geographic Distribution of Inventory						
Submarket	No. Bldgs	Inventory (Units)	% Total	Vacancy Rate (%)	Free Rent (Months)	Asking Rent ($/Month)
Central Baltimore City	75	12,234	8.7%	8.2	0.4	$1,101
Dundalk/Essex/Rosedale	54	17,655	12.5%	6.1	0.4	$722
Parkville/Carney/White Marsh	51	15,671	11.1%	6.1	0.5	$885
Towson/Timonium/Hunt Valley	52	12,991	9.2%	5.9	0.4	$1,026
Harford County	22	5,167	3.7%	4.9	0.4	$827
Pikesville/Randallstown/Owings Mills	102	25,176	17.8%	6.3	0.3	$1,015
Woodlawn/Catonsville	64	16,441	11.6%	7.2	0.5	$884
Columbia/Howard County	63	15,395	10.9%	5.3	0.4	$1,203
Glen Burnie/Harundale/Odenton	50	14,892	10.5%	5.9	0.4	$994
Annapolis/Crofton	24	5,719	4.0%	8.5	0.9	$1,368
Market Total	**557**	**141,341**	**100.0%**	**6.4**	**0.5**	**$983**

Source:

As of first quarter 2010, the overall vacancy rate for the region was 6.4 percent. Annapolis/Crofton has the highest vacancy rate of 8.5 percent, while Harford County has the lowest vacancy rate of 4.9 percent. Although the subject property is located within Anne Arundel County (just across the boundary with Howard County, Reis classifies it as being part of the Columbia/Howard County submarket, which has a current vacancy rate of 5.3 percent.

The average quoted rental rate for all types of space within the region is $983 per month. Annapolis/Crofton has the highest average asking rent of $1,368 per month. Conversely, the lowest rents are achieved in Dundalk/Essex/Rosedale at $722 per month. The subject's Columbia/Howard County submarket has an average rental rate of $1,203 per month. In addition, free rent concessions are prevalent within the market and range from 0.3 to 0.9 months.

CONSTRUCTION COMPLETIONS

The Baltimore Apartment market experienced new construction of 6,840 units between 2005 and 2009 or an average of 1,368 units per year. Over the next five years, Reis projects that an additional 5,225 units will be added to the Baltimore market.

Between 2005 and 2009, new construction in the Columbia/Howard County submarket was 639 units, or an average of 128 units per year. This accounts for approximately 9.3 percent of the region's total completions. Over the next five years, Reis projects that an additional 1,291 units will be added to the submarket.

The following table presents historical inventory for the region and subject submarket, as well as future projections.

Historical & Projected Inventory (Units)					
	Baltimore		Columbia/Howard County		
Year	Inventory	Completions	Inventory	Completions	% Total
2005	135,937	1,153	14,756	0	0.0%
2006	137,146	1,697	15,068	312	18.4%
2007	139,242	1,949	15,068	0	0.0%
2008	140,151	957	15,395	327	34.2%
2009	141,235	1,084	15,395	0	0.0%
1Q10	141,341	106	15,395	0	0.0%
2010	142,779	1,544	15,749	354	22.9%
2011	143,638	859	15,902	153	17.8%
2012	144,545	907	16,104	202	22.3%
2013	145,430	885	16,396	292	33.0%
2014	146,460	1,030	16,686	290	28.2%
2005-2009					
Total Completions		**6,840**		**639**	**9.3%**
Annual Average		**1,368**		**128**	

Source: Reis, Inc.

VACANCY RATES

As indicated, the vacancy rate for the Baltimore region currently stands at 6.4 percent for first quarter 2010, which is up from 6.0 percent as of year-end 2009. Reis projects that vacancy rates will decrease over the near term from 6.6 in 2010 to 4.8 in 2014. The subject submarket is outperforming the market as a whole, with a current vacancy rate of 5.3 percent. Vacancy rates are projected to decrease over the next few years from 6.1 in 2010 to 3.5 in 2014.

The following table presents historical and projected vacancy for the region and subject submarket.


CUSHMAN &
WAKEFIELD.

Historical and Projected Vacancy Rates						
	Baltimore			Columbia/Howard County		
Year	Class A	Class B/C	Total	Class A	Class B/C	Total
2005	5.2	4.0	4.4	4.9	6.6	5.5
2006	6.5	5.4	5.8	5.1	7.9	6.1
2007	5.7	4.4	4.9	4.3	5.8	4.8
2008	5.7	5.8	5.7	3.9	7.0	5.0
2009	5.7	6.2	6.0	3.7	7.4	5.0
1Q10	6.1	6.6	6.4	3.7	8.3	5.3
2010	---	---	6.6	---	---	6.1
2011	---	---	6.2	---	---	6.6
2012	---	---	5.8	---	---	6.3
2013	---	---	5.6	---	---	6.1
2014	---	---	4.8	---	---	3.5

Source: Reis, Inc.
Note: Reis does not differentiate between space that is available directly from the landlord or as a sublease. Any space that is available immediately for leasing (i.e. within 30 days) is considered vacant by Reis' standards.

As shown, Class A properties within the region are experiencing lower vacancies than the market as a whole at 6.1 percent, and Class B/C properties are experiencing higher vacancies of 6.6 percent. Within the Columbia/Howard County submarket, Class A properties are experiencing lower vacancies than Class B/C properties.

ABSORPTION

Absorption measures change in the level of occupied space in a geographic region over a specific period of time. Absorption is not a measure of leasing activity. It reflects increasing, stable or decreasing demand for space. If the level of occupied space increases from one period to the next, demand has increased. If no change has occurred, demand is stable. If the level of occupied space is lower, demand has decreased. All things being equal, positive absorption lowers vacancy rates and negative absorption increases vacancy rates. A newly constructed building that enters the marketplace vacant will adversely affect the vacancy rate but have no bearing on absorption since it has not altered the level of occupancy.

Over the past few years, new construction within the region has outpaced absorption levels. As shown below, 6,840 new units were completed in the Baltimore region between 2005 and 2009, while 3,391 new units were absorbed. As of first quarter 2010, 106 new units were completed, while -447 new units were absorbed. This resulted in a rise in vacancy from 6.0 percent in 2009 to the current vacancy rate of 6.4 percent. Over the next five years, Reis projects that construction figures will trailed absorption (new construction will total 5,225 units, and absorption will total 6,599 units).

New construction within the Columbia/Howard County submarket has outpaced absorption levels, resulting in increased vacancy rates. Between 2005 and 2009, 639 new units were completed, while 488 new units were absorbed. Over the next five years, Reis projects that 1,291 units will be added to the market, while 1,477 will be absorbed.

The following table presents historical and projected absorption levels for the region and subject submarket.

Historical and Projected Net Absorption (units)

Year	Baltimore Class A	Baltimore Class B/C	Baltimore Total	Baltimore Completions	Columbia/Howard County Class A	Columbia/Howard County Class B/C	Columbia/Howard County Total	Columbia/Howard County Completions
2005	773	(225)	548	1,153	(72)	(120)	(192)	0
2006	812	(1,552)	(740)	1,697	275	(70)	205	312
2007	2,385	843	3,228	1,949	82	115	197	0
2008	900	(1,202)	(302)	957	346	(68)	278	327
2009	983	(326)	657	1,084	21	(21)	0	0
1Q10	-85	(362)	(447)	106	0	(45)	(45)	0
2010	---	---	604	1,544	---	---	163	354
2011	---	---	1,356	859	---	---	64	153
2012	---	---	1,473	907	---	---	237	202
2013	---	---	1,009	885	---	---	307	292
2014	---	---	2,157	1,030	---	---	706	290
2005-2009								
Total Absorption	**5,853**	**-2,462**	**3,391**	**6,840**	**652**	**-164**	**488**	**639**
Annual Average	**1,171**	**-492**	**678**	**1,368**	**130**	**-33**	**98**	**128**

Source: Reis, Inc.

RENTAL RATES

As shown in the following chart, average asking rents for the region have been trending upward, from an average of $882 per month in 2005 to an average of $981 per month in 2009, indicating a compound annual growth rate (CAGR) of 2.7 percent. As of first quarter 2010, average rents increased to $983 per month. Over the past few years, concessions have been rising and currently stand at 3.5 percent of face rents. Over the next five years, average rents are expected to increase from $988 per month in 2010 to $1,092 per month in 2014.

Rental rates in the Columbia/Howard County submarket ranged from an average of $1,109 per month in 2005 to an average of $1,189 per month in 2009, demonstrating a CAGR of 1.8 percent. As of first quarter 2010, average rents increased to $1,203 per month. Over the next five years, rents are projected to increase from $1,203 per month in 2010 to $1,319 per month in 2014. Concessions currently stand at 3.2 percent of face rents.

The following table presents historical and projected asking rental rates for the region and submarket.

Historical and Projected Average Rental Rates

	Baltimore						Columbia/Howard County					
	Asking Rent $/Month				%	Concessions	Asking Rent $/Month				%	Concessions
Year	Class A	Class B/C	Total	Eff Rent	Change	% Face Rent	Class A	Class B/C	Total	Eff Rent	Change	% Face Rent
2005	$1,067	$772	$882	$850	4.3	3.6	$1,180	$982	$1,109	$1,079	5.6	2.7
2006	$1,117	$794	$917	$881	3.6	3.9	$1,224	$993	$1,143	$1,109	2.8	3.0
2007	$1,164	$832	$961	$927	5.2	3.5	$1,259	$1,034	$1,179	$1,137	2.5	3.6
2008	$1,184	$847	$979	$944	1.8	3.6	$1,277	$1,034	$1,193	$1,163	2.3	2.5
2009	$1,182	$849	$981	$945	0.1	3.7	$1,282	$1,013	$1,189	$1,149	-1.2	3.4
1Q10	$1,184	$850	$983	$949	0.4	3.5	$1,283	$1,051	$1,203	$1,164	1.3	3.2
2010	---	---	$988	$953	0.8	3.5	---	---	$1,203	$1,166	1.5	3.1
2011	---	---	$1,003	$969	1.7	3.4	---	---	$1,218	$1,183	1.5	2.9
2012	---	---	$1,028	$997	2.9	3.0	---	---	$1,234	$1,207	2.0	2.2
2013	---	---	$1,056	$1,029	3.2	2.6	---	---	$1,267	$1,247	3.3	1.6
2014	---	---	$1,092	$1,069	3.9	2.1	---	---	$1,319	$1,305	4.7	1.1
CAGR	2.59%	2.41%	2.70%	2.68%			2.09%	0.78%	1.76%	1.58%		

NEW CONSTRUCTION ACTIVITY

According to Reis, 2,056 units were completed within the Baltimore region over the past few years in a total of 14 projects. 2,533 units are currently under construction within 13 projects. An additional 7,818 units are planned within 58 projects for potential delivery in the next few years, along with 39 proposed buildings which would add another 9,061 units.

The following tables present new and proposed construction activity for the region.


CUSHMAN &
WAKEFIELD

New Construction Activity - Complete					
Name	Location	Submarket	No. Units	Status	Completion
The Telephone Building	220 East 31St St @ Guilford Ave	Ctl Baltimore City	20	Complete	January 2009
The Oaks At Waters Edge	7118 Water Oak Rd @ Old Waterloo Dr	Columbia/Howard Co	267	Complete	April 2009
Grandview At Annapolis Town Centre At Parole	Riva Rd @ Rte 665	Annapolis/Crofton	150	Complete	April 2009
Domain Brewers Hill	1200 S Conkling St @ O'Donnell St	Ctl Baltimore City	180	Complete	April 2009
Silo Point-Residential	1200 Steuart St @ Beason St/E Fort Ave	Ctl Baltimore City	228	Complete	April 2009
Mariner Bay At Annapolis Town Centre	1910 Town Centre Blvd @ Rte 665	Annapolis/Crofton	208	Complete	May 2009
Professional Arts Building	101 W Read St @ Cathedral St	Ctl Baltimore City	96	Complete	June 2009
Quarry Lake Bldg 3	2800 Stonecliff Drive @ Travertine Dr	Pikesville/Owings	48	Complete	June 2009
Elms At Stoney Run Ph I	7581 Stoney Run Dr @ Ridge Rd	Glen Burnie	280	Complete	August 2009
Ellicott Gardens	5505 Waterloo Rd @ Barrington Ct	Columbia/Howard Co	106	Complete	August 2009
The Quarters Ph II	930 Dulaney Valley Rd	Towson/Timonium	300	Complete	November 2009
Saratoga Condominiums	125 W Saratoga St @ Park Ave	Ctl Baltimore City	19	Complete	December 2009
Elms At Stoney Run Ph II	7581 Stoney Run Dr @ Ridge Rd	Glen Burnie	106	Complete	January 2010
Hopewell Point Ph II	1 Weber Ave @ Old Eastern Ave	Dundalk/Essex	48	Complete	February 2010
Total Complete			2,056		

New Construction Activity - Under Construction					
Name	Location	Submarket	No. Units	Status	Completion
Hollywoods	Thistle Hill Dr @ Rte 7	Harford County	89	Under Constr.	--- ---
Odenton Town Center Ph I	Morgan St @ Duckens St	Glen Burnie	277	Under Constr.	--- ---
Towson Promenade	707 York Rd @ Lambourne Rd	Towson/Timonium	397	Under Constr.	May 2010
Obery Court	Obery St @ Clay St	Annapolis/Crofton	64	Under Constr.	May 2010
Elkridge Town Center	Greenfield Rd @ Washington Blvd	Columbia/Howard Co	186	Under Constr.	June 2010
Penniman Park	6211 Greenfield Rd @ Rockledge Ct	Columbia/Howard Co	186	Under Constr.	June 2010
The Palisades Of Towson	W Susquehanna Ave @ Towsontown Blvd	Towson/Timonium	357	Under Constr.	June 2010
The Courtyards At Waverly Woods East	Marriottsville Rd @ Warwick Way	Columbia/Howard Co	192	Under Constr.	July 2010
The Fitzgerald At Ub Midtown	W Mt Royal Ave @ N Howard St	Ctl Baltimore City	280	Under Constr.	October 2010
Federal Place	1301 Covington St @ Jackson St	Ctl Baltimore City	49	Under Constr.	October 2010
The Townes At Eager	Eager St @ Mcdonough St	Ctl Baltimore City	49	Under Constr.	January 2011
Pennsquare Apartments	2632 Pennsylvania Ave @ Clifton Ave	Ctl Baltimore City	91	Under Constr.	April 2011
ShipleyS Grant Ph I	Snowden River Pkwy @ Rte 108	Columbia/Howard Co	316	Under Constr.	December 2012
Total Under Construction			2,533		

New Construction Activity - Planned					
Name	Location	Submarket	No. Units	Status	Completion
Perryman Forest	Mitchell Dr @ Forest Green Rd	Harford County	54	Planned	--- ---
The Residences @ Fieldside Village	Long Dr @ Rte 22/Gilbert Rd	Harford County	168	Planned	--- ---
St. Luke'S Senior Housing	1101 Bay Ridge Ave @ Monroe St	Annapolis/Crofton	30	Planned	--- ---
311 W. Baltimore St	311 W. Baltimore St @ N Howard St	Ctl Baltimore City	20	Planned	--- ---
Charles Village- The Olmsted	3200 St Paul St @ E 33Rd St	Ctl Baltimore City	202	Planned	--- ---
The M On Madison	W Madison St @ N Howard St	Ctl Baltimore City	73	Planned	--- ---
City Arts	440 E Oliver St @ Brentwood Ave	Ctl Baltimore City	69	Planned	--- ---
Former News American Building	300 E Pratt St	Ctl Baltimore City	300	Planned	--- ---
Fallsway Spring Project	Central Ave @ Eastern Ave	Glen Burnie	42	Planned	--- ---
Cityscape	26 S Calvert St @ Lombard St	Ctl Baltimore City	291	Planned	--- ---
Jonestown Redevelopment	110 S Central St @ Granby St	Ctl Baltimore City	107	Planned	--- ---
Quarry Lake Bldg V	Greenspring Ave @ Sugarcone	Pikesville/Owings	45	Planned	--- ---
Quarry Lake Bldg IV	Greenspring Ave @ Sugarcone Rd	Pikesville/Owings	45	Planned	--- ---
The Rotunda (Apartments)	711 W 40Th St @ Keswick Rd	Ctl Baltimore City	302	Planned	--- ---
The Rotunda (Condominiums)	711 W 40Th St @ Keswick Rd	Ctl Baltimore City	100	Planned	--- ---
Canton Crossing Condos	S Clinton St @ Boston St	Ctl Baltimore City	500	Planned	--- ---
The Patterson	101 S Ellwood Ave @ E Lombard St	Ctl Baltimore City	150	Planned	--- ---
Greektown Residences Ph II	Foster Ave @ Oldham St	Ctl Baltimore City	235	Planned	--- ---
Greektown Residences Ph I	Foster Ave @ Oldham St	Ctl Baltimore City	121	Planned	--- ---
The Greens At Hammonds Lane	602 Hammonds Ln @ I-895	Glen Burnie	92	Planned	--- ---
Westport Waterfront Apartments Ph I	Cedley St @ Kent St	Ctl Baltimore City	200	Planned	--- ---
Westport Waterfront Townhomes Ph I	Cedley St @ Kent St	Ctl Baltimore City	77	Planned	--- ---
Light Street Project	1111 Light St @ Cross St/William St	Ctl Baltimore City	93	Planned	--- ---
The Pinnacle	Key Hwy @ E Cross St	Ctl Baltimore City	47	Planned	--- ---
Mchenry Row Ph III	Key Hwy @ Fort Ave	Ctl Baltimore City	250	Planned	--- ---
Waterview Overlook	3100 Waterview Ave @ Erick St	Glen Burnie	119	Planned	--- ---
Union Wharf	S Wolfe St @ Thames St	Ctl Baltimore City	70	Planned	--- ---
Former Saval Foods Corp. Building	110 S Central Ave @ E Lombard St	Glen Burnie	40	Planned	--- ---
Marketplace At Fells Point (Apartments)	Fleet St @ Bethel St	Ctl Baltimore City	147	Planned	--- ---
Cedar Hill Development Ph I	Rte 2 @ Cedar Hill Lane	Glen Burnie	40	Planned	--- ---
Cedar Hill Development Ph II	Rte 2 @ Cedar Hill Ln	Glen Burnie	53	Planned	--- ---
Cedar Hill Development Ph III	Rte 2 @ Cedar Hill Ln	Glen Burnie	47	Planned	--- ---
Cedar Hill Development Ph IV	Rte 2 @ Cedar Hill Ln	Glen Burnie	82	Planned	--- ---
Cedar Hill Development Ph V	Rte 2 @ Cedar Hill Ln	Glen Burnie	113	Planned	--- ---
Cedar Hill Development Ph VI	Rte 2 @ Cedar Hill Ln	Glen Burnie	160	Planned	--- ---
Cedar Hill Development Ph VII	Rte 2 @ Cedar Hill Ln	Glen Burnie	222	Planned	--- ---
Cedar Hill Development Ph VIII	Rte 2 @ Cedar Hill Ln	Glen Burnie	184	Planned	--- ---
Cedar Hill Development Ph IX	Rte 2 @ Cedar Hill Lane	Glen Burnie	370	Planned	--- ---
Villages Of Sheltered Harbor Ph II	Stansbury Rd @ Hydrangea Rd	Dundalk/Essex	48	Planned	--- ---
Villages Of Sheltered Harbor Ph III	Stansbury Rd @ Hydrangea Rd	Dundalk/Essex	48	Planned	--- ---
Elkridge Crossing Ph III	Montgomery Rd @ Us Rte 1	Columbia/Howard Co	98	Planned	--- ---
Elkridge Crossing Ph IV	Montgomery Rd @ Us Rte 1	Columbia/Howard Co	84	Planned	--- ---
Elkridge Crossing Ph V	Montgomery Rd @ Us Rte 1	Columbia/Howard Co	52	Planned	--- ---
Shipley'S Grant Ph II	Snowden River Pkwy @ Rte 108	Columbia/Howard Co	80	Planned	--- ---
Myrtle Ridge	Myrtle Ave @ Tulip Ave	Woodlawn	19	Planned	--- ---
St. John'S Commons	601 Pennington Ave @ Centennial Ln	Harford County	56	Planned	--- ---
The Residences At Bulle Rock	1250 Bulle Rock Pkwy @ I-95/Level Rd	Harford County	107	Planned	--- ---
Mission Place	8152 Washington Blvd @ Mission Rd	Columbia/Howard Co	366	Planned	--- ---
Beechcrest Apartments	9700 Washington Blvd @ Country Meadows Ln	Columbia/Howard Co	64	Planned	--- ---
Hunt Valley Condos	Shawan Rd @ I-83/York Rd	Towson/Timonium	200	Planned	--- ---

New Construction Activity - Planned (Continued)					
Name	Location	Submarket	No. Units	Status	Completion
Greentree Senior Village	Main St @ Candice St	Non-Submarketed Areas	170	Planned	--- ---
The Groveton	Owings Mill Blvd @ Lakeside Blvd	Pikesville/Owings	226	Planned	--- ---
Owings Mills New Town	Dolfield Rd S @ I 795	Pikesville/Owings	392	Planned	--- ---
Villages Of Sheltered Harbor Ph I	Stansbury Rd @ Hydrangea Rd	Dundalk/Essex	48	Planned	March 2011
Alta At Regency Crest	Rogers Ave @ Rte 40	Columbia/Howard Co	150	Planned	June 2011
Village At Odenton Station	Rte 175 @ Morgan Rd	Glen Burnie	235	Planned	December 2011
Patapsco Overlook	Thistle Rd @ Frederick Rd	Woodlawn	80	Planned	March 2012
Enclave At Emerson Ph II	Gorman Rd @ I-95	Columbia/Howard Co	35	Planned	June 2012
Total Planned			7,818		



New Construction Activity - Proposed						
Name	Location	Submarket	No. Units	Status	Completion	
Beechtree Estates	Old Philadelphia Rd @ Stepney Rd	Harford County	724	Proposed	---	---
Villages At Highland Commons	Taft Ave @ Roosevelt Ave	Harford County	22	Proposed	---	---
Annapolis Towne Centre At Parole Condos Ph II	Riva Rd @ Rte 665	Annapolis/Crofton	550	Proposed	---	---
Village Greens Of Annapolis	Forest Dr @ Cherry Grove Ave	Annapolis/Crofton	109	Proposed	---	---
Bembe Beach Rd Residential	Bembe Beach Rd @ Edgewood Rd	Annapolis/Crofton	56	Proposed	---	---
Savage Towne Centre (Apts)	Rte 32 @ Dorsey Run Rd	Columbia/Howard Co	260	Proposed	---	---
506 N Howard	506 N Howard St @ W Franklin St	Ctl Baltimore City	26	Proposed	---	---
Crown Cork Apartments	1501 Guilford Ave @ Oliver St	Ctl Baltimore City	213	Proposed	---	---
10 Inner Harbour	Light St @ Conway St	Ctl Baltimore City	200	Proposed	---	---
Preston Place	W Preston St @ Pennsylvania Avw	Ctl Baltimore City	40	Proposed	---	---
Fells Point Station	1621 Bank St @ S Bethel St	Ctl Baltimore City	33	Proposed	---	---
Flour House	211 E Pleasant St @ N Calvert St	Ctl Baltimore City	202	Proposed	---	---
Roland Ave Condominiums	4301 Roland Ave @ Somerset Rd	Ctl Baltimore City	19	Proposed	---	---
Green House Residences At Stadium Place	1100 E. 33Rd St @ Ednor Rd	Ctl Baltimore City	24	Proposed	---	---
3600 Dillon St	3600 Dillon St @ S Conkling St	Ctl Baltimore City	76	Proposed	---	---
Parkton Village	Thornfield Rd @ Parkton St	Woodlawn	35	Proposed	---	---
Riverside Lofts	Swc Key Hwy @ Lawrence St	Ctl Baltimore City	120	Proposed	---	---
Jackson'S Wharf	Thames St @ Caroline St	Ctl Baltimore City	140	Proposed	---	---
Fitch Avenue Senior Housing	4313 Fitch Ave @ Rossvile Blvd	Parkville	181	Proposed	---	---
Prospect Green	Prospect Mill Rd @ Fountain Green Rd	Harford County	96	Proposed	---	---
Reserve At Riverside	Old Philadelphia Rd @ Belcamp Rd	Harford County	408	Proposed	---	---
Harper House Redevelopment	Harpers Farm Rd @ Cedar Ln	Columbia/Howard Co	100	Proposed	---	---
Stansbury Shores	Cove Rd @ Peninsula Hwy	Dundalk/Essex	223	Proposed	---	---
Elkridge Gardens	Rte 1 @ Montgomery Rd	Columbia/Howard Co	127	Proposed	---	---
Blue Stream Overlook	Rte 1 @ Rte 175	Columbia/Howard Co	1,382	Proposed	---	---
Morris Place	7521 Cemetery Ln @ Roosevelt Blvd	Columbia/Howard Co	184	Proposed	---	---
Erickson Continuing Care Retirement Community	Rte 144 @ Manor Ln	Columbia/Howard Co	724	Proposed	---	---
Trotter'S Knoll	Old Montgomery Rd @ Brightfield Rd	Columbia/Howard Co	64	Proposed	---	---
Village South	Rte 3/301 @ Waugh Chapel Rd	Annapolis/Crofton	228	Proposed	---	---
Preston Commons Ph I	Arundel Mills Rd @ Dorsey Rd	Glen Burnie	350	Proposed	---	---
Preston Commons Ph II	Arundel Mills Rd @ Dorsey Rd	Glen Burnie	200	Proposed	---	---
Odenton Town Center Ph II	Nevada Ave @ Hale St	Glen Burnie	200	Proposed	---	---
Odenton Town Center Ph III	Lokus Rd @ Hale St	Glen Burnie	200	Proposed	---	---
Sparks Corporate Center Condominiums	10 Fila Way @ York Rd	Towson/Timonium	122	Proposed	---	---
Sparrows Point Country Club Apartments	North Point Blvd @ Wise Ave	Dundalk/Essex	600	Proposed	---	---
Towson Manor	Burke Ave @ York Rd	Towson/Timonium	160	Proposed	---	---
Virginia Commons	500 Virginia Ave @ E Pennsylvania Ave	Towson/Timonium	328	Proposed	---	---
Towson Manor Village	Linden Terrace @ Maryland Ave	Towson/Timonium	160	Proposed	---	---
Woodlawn	Burnt Hill Trail @ Philadelphia Rd	Ctl Baltimore City	175	Proposed	---	---
Total Proposed			9,061			

BALTIMORE CONCLUSION

Vacancy levels for the Baltimore Apartment market are up over last year and are expected to decrease from 6.6 percent next year to 4.8 percent in 2014. Reis forecasts that construction will trailed absorption in the near future, and that rental rates should increase over the same period. In Columbia/Howard County vacancy levels are expected to decrease to 3.5 percent by 2014, and rental rates are forecast to increase from $1,203 per month in 2010 to $1,319 per month during the same period.



SITE PLAN



SITE DESCRIPTION

Location:

3600 Laurel Fort Meade Road

Laurel, Anne Arundel County, MD 20724

Laurel Park is located in the northwestern portion of Anne Arundel County, just east of the City of Laurel and just west of Fort Meade and the Patuxent Wildlife Research Center. More specifically, it is located in the northwest quadrant of the intersection of Laurel Fort Meade Road (Maryland Route 198) and Brock Bridge Road. It is less than one mile west of the Route 198 interchange on the Baltimore Washington Parkway (Maryland Route 295) and less than one mile east of Baltimore Washington Boulevard (U.S. Route 1), the primary commercial arterial through Laurel. The northern border of the Laurel Park property is the CSX/MARC commuter rail line which serves as the boundary between Anne Arundel County and Howard County. The southwestern border of the Laurel Park property is the Patuxent River, as the boundary between Anne Arundel County and Prince George's County.

The subject property consists of the land of Laurel Park, a thoroughbred horse racing facility with associated track, grandstand and clubhouse along with barns, grooms quarters and other out buildings necessary for the racing operations. At the request of the client, this appraisal only considers the Market Value of the Fee Simple estate of the land area beneath the existing Laurel Park horse racing facility as if it were vacant land and available to be developed to its highest and best use,

Phase I (Parcels A and D from the Site Plan on the preceding page) will consist of approximately 89 acres located in the southeastern part of Laurel Park along Route 198 and Brock Bridge Road. In November 2008, Anne Arundel County approved a Sketch Plan for the development of 750,000 square feet of retail space and a 350-room hotel as Phase I. This site has extensive wetland areas and the approved Sketch Plan requires structured, above-grade parking garages to accommodate the proposed development. It is noted that if the racetrack and grandstand did not exist, as per the purpose of this appraisal being to only value the land element, it is likely that the structured parking requirement could be replaced by surface parking as there will be more land area available. Of course, this would take away other potential development area.

Parcel B contains approximately 37 acres located in the northwestern portion of Laurel Park. It is located adjacent to the existing race track and includes the location of the existing clubhouse. It is adjacent to the 27-acre Parcel E, which is the land under the existing racetrack. These parcels have an advantageous location along the CSX/MARC commuter rail line at the Laurel Race Track MARC rail station.


CUSHMAN &
WAKEFIELD

	Parcel C (approximately 12 acres) and Parcel F (approximately 122 acres) are located in the northeastern portion of Laurel Park. These parcels are located to the north of Phase I and have frontage along Brock Bridge Road.
Shape:	Irregular
Topography:	Level at street grade
Land Area:	According to Anne Arundel County data, the entire Laurel Park parcel consists of 287.23 acres, or 12,511,739 square feet (it is noted that we received various items that showed different sizes and have utilized the county's stated size).
Frontage:	Laurel Park has approximately 2,400 feet of frontage along Route 198. The main entrance into the race track is from Route 198 with the private loop road that serves the facility known as Laurel Race Track Road. Laurel Park also has approximately 3,000 feet of frontage along Brock Bridge Road and has approximately 600 feet of frontage along Whisky Bottom Road. In terms of the subject property, Phase I will have frontage along Route 198, while Parcels C and F will have access from Brock Bridge Road. Parcels B and E do not currently have frontage along a public right-of-way, which will have to be provided as part of the property's development. Instead, they have frontage along the CSX/MARC commuter rail line at the Laurel Race Track MARC rail station.
Access:	Laurel Park is considered to have good access, as described above. In addition to the road frontages, the race track property has access from nearby U.S. Route 1. Currently, a private-road entrance exists through the neighboring 65-acre, property to the north (it is our understanding that this parcel is under related ownership), which is currently used for Laurel Park and commuter parking. Vehicular access is provided from this parcel to Laurel Park at two viaducts.
Visibility:	Laurel Park has good visibility from the local area.
Soil Conditions:	We were not given a soil report to review. However, we assume that the soil's load-bearing capacity is sufficient to support existing and/or proposed structure(s). We did not observe any evidence to the contrary during our physical inspection of the property. Drainage appears to be adequate.
Utilities:	It is our understanding that all necessary utilities are available to the site in sufficient capacity to permit the proposed development.


CUSHMAN &
WAKEFIELD

Site Improvements:	The Laurel Park site improvements are those necessary for the existing use as a thoroughbred racing facility. These include asphalt paved and gravel-covered parking areas, curbing, signage, landscaping, yard lighting and drainage.
Land Use Restrictions:	We were not given a title report to review. We do not know of any easements, encroachments, or restrictions that would adversely affect the site's use. However, we recommend a title search to determine whether any adverse conditions exist.
Flood Zone:	The subject property is located in flood zone B. It is our understanding that approximately 50% of the Laurel Park property is located within the 100-year flood plain.
FEMA Map & Date:	240008-0016, dated March 2, 1999
Flood Zone Description:	This area has been identified in the community flood insurance study as an area of moderate or minimal hazard from the principal source of flood in the area. However, buildings in this zone could be flooded by severe, concentrated rainfall coupled with inadequate local drainage systems. Local storm water drainage systems are not normally considered in the community's Flood Insurance Study. The failure of a local drainage system creates areas of high flood risk within this rate zone. Flood insurance is available in participating communities but is not required by regulation in this zone. It is assumed that the proposed developments will incorporate proper storm water management procedures.
Wetlands:	We were not given a wetlands survey to review. If subsequent engineering data reveal the presence of regulated wetlands, other than the areas noted above, it could materially affect property value. We recommend a wetlands survey by a professional engineer with expertise in this field.
Hazardous Substances:	We observed no evidence of toxic or hazardous substances during our inspection of the site. However, we are not trained to perform technical environmental inspections and recommend the hiring of a professional engineer with expertise in this field
Overall Site Utility:	The subject site is functional for its current use and, due to its size, should be functional for its proposed use.
Location Rating:	Good

REAL PROPERTY TAXES AND ASSESSMENTS

CURRENT PROPERTY TAXES

The subject property is located in the taxing jurisdiction of Anne Arundel County and is assessed by the Maryland Department of Assessment and Taxation. This department is an independent state agency responsible for real and personal property assessment, as well as the mapping of all real estate. The applicable tax rate is set by the local jurisdiction and is a combination of state, county and city rates.

Maryland's assessment system is currently based on a three-year cycle in which one-third of all taxable real estate is physically inspected and reassessed each year. Assessments are based upon an estimate of ad valorem value known as full cash value. The state assessor utilizes the three traditional approaches to value: Cost, Sales Comparison, and Income Approach. To lessen the impact of any increase in full cash value, a three-year phase-in is implemented. This provides for one-third of the increase in full cash value added to the first year of the assessment cycle with the balance being added in equal installments over the next two years. The fiscal year runs from July 1 through June 30 of the following year, with taxes due by September 30.

The assessor's parcel identification number for the entire Laurel Park parcel is 04-000-03593300. It was last assessed as of January 1, 2008, with the assessment increasing from $19,881,800 to $25,562,300 . The next re-assessment will be as of January 1, 2011. The assessment and taxes for the property for the fiscal year commencing July 1, 2010 are presented below:

PROPERTY ASSESSMENT INFORMATION	
Assessor's Parcel Number:	04-000-03593300
Assessing Authority:	Anne Arundel County
Current Tax Year:	FY 2010 - 2011
Assessment Ratio (% of market Value):	100%
Equalization Rate:	1.00
Are taxes current?	Assumed
Is there a grievance underway?	Not to our knowledge

ASSESSMENT INFORMATION	
Assessed Value	**Totals**
Land:	$15,711,500
Improvements:	9,850,800
Total:	$25,562,300
Taxable Assessment:	$25,562,300

TAX LIABILITY	
Total Tax Rate	0.98800%
Total Property Taxes	**$252,556**
Building Area (SF)	90,000
Property Taxes per Square Foot	$2.81

Compiled by Cushman & Wakefield of Washington, D.C., Inc.

CONCLUSION

The total taxes for Laurel Park for the forthcoming fiscal year are estimated to be $252,556. This is based on the known phased-in assessment of $25,562,300, and the applicable tax rate of $0.988 per $100 of assessed value.


CUSHMAN &
WAKEFIELD.

ZONING

GENERAL INFORMATION

Laurel Park is zoned W1, Industrial Park by Anne Arundel County. This zoning district is generally for those "clean" industrial uses with minimal nuisance characteristics in a landscaped park-like setting. Typical uses may include offices, research and development laboratories, light manufacturing including assembly. Support uses such as office supply stores, restaurants, hotels / motels are also allowed. The maximum lot coverage by structures and parking is 75%. There is no height limit if setbacks are provided as per county formulas.

ZONING	
Municipality Governing Zoning:	Anne Arundel County
Current Zoning:	W1, Industrial Park
Current Use:	Horse racetrack
Proposed Use:	Retail and Mixed-Use
Is proposed use permitted:	Yes
Change In Zone Likely:	Yes
Change To:	Site specific zoning permitting mixed-use development including retail
Zoning Change Applied For:	Yes
Zoning Variance Applied For:	Not applicable
Permitted Uses:	Permitted uses within this district include: offices, research and development laboratories, and light manufacturing including assembly.
Prohibited Uses:	Prohibited uses within this district include: residential and community facility uses

Compiled by Cushman & Wakefield of Washington, D.C., Inc.

OTHER RESTRICTIONS

We know of no deed restrictions, private or public, that further limit the subject property's use. The research required to determine whether or not such restrictions exist is beyond the scope of this appraisal assignment. Deed restrictions are a legal matter and only a title examination by an attorney or title company can usually uncover such restrictive covenants. We recommend a title examination to determine if any such restrictions exist.

ZONING ANALYSIS

We note that this appraisal is not intended to be a detailed determination of compliance, as that determination is beyond the scope of this real estate appraisal assignment. Detailed zoning studies are typically performed by a zoning or land use expert, including attorneys, land use planners, or architects. The depth of our study correlates directly with the scope of this assignment, and it considers all pertinent issues that have been discovered through our due diligence.

SLOT MACHINE GAMBLING

In November 2008, citizens in the State of Maryland voted overwhelmingly to legalize slot-machine gambling. The constitutional amendment allows a maximum of 15,000 slot machines throughout the state. Licenses will be awarded by competitive bid to five locations for five locations: Baltimore City, Anne Arundel County, Cecil County, Worcester County and Allegany County. This debate had been on-going for years and was largely an attempt to aide the state's struggling horse-racing industry.

In February 2009, the State received six slot-license applications from various entities, including two for the sole Anne Arundel County license. These applications came from the Maryland Jockey Club for Laurel Park (the subject property) and from the Cordish Companies for a site near Arundel Mills Mall. According to local news reports, the Maryland Jockey Club application did not include the required license and construction financing fee,


CUSHMAN &
WAKEFIELD.

which was reported to be in the $28 million range. As the Maryland Jockey Club did not include the fee with their application, the State of Maryland disallowed the Maryland Jockey Club's application for Laurel Park.

Although litigation is pending, it appears that the Cordish Companies site will be the Anne Arundel County location. However, there have been numerous reports of citizens objecting to the other Anne Arundel County application, as the site is located near a popular shopping mall and residential communities. Some citizens have been quoted as feeling a "bait and switch" was pulled as most of the pre-referendum discussion assumed that the Anne Arundel County license would be awarded to Laurel Park and not to a site adjacent to a shopping mall and residential areas.

For the purposes of this appraisal, we have assumed that the slot machine license would not be applied to the subject property. The purpose of the appraisal is to appraise the market value of the fee simple estate of the land area beneath the existing Laurel Park horse racing facility as if it were vacant land and available to be developed to its highest and best use. Without the horse racing facility, we see no legitimate reason for the subject site to be awarded the license. Hence, the potential is not included in our estimate of market value.

REZONING POTENTIAL

According to the property owner's engineer, the horse racing activities are permitted as conditional uses with the support facilities as allowed accessories. A zoning modification and code upgrade was approved in January 2006 to allow C-3 commercial uses at the property as an overlay district. The C-3, General Commercial District is generally intended for larger arterial strip commercial development and shopping centers that offer a wide range of commercial uses that serve a broad market area. These commercial uses typically have larger space and land requirements and are located along major roadways. Maximum lot coverage by structures and parking is 80%. The maximum Floor Area Ratio is 2.0, while the maximum height is 60 feet, if setbacks are provided as per formula.

In November 2008, a Sketch Plan (concept development plan) was approved by Anne Arundel County concluding a process that lasted approximately two years. This process considers the overall nature of a proposal including density allocation. Subsequently, the more detailed Final Plan (Site Plan) process would be necessary, which would contain more specific engineering and design submissions. Architectural approvals would also be required. Thus, the overall approval process for this initial phase should take another one to two years.

The approved Sketch Plan calls for 750,000 square feet of retail space and a 350-room hotel that are to be built on approximately 89 acres of land (known as Parcels A and D on the enclosed site diagram). A total of 2,813 parking spaces are required for the retail space and 350 parking spaces are required for the hotel space. Although the existing improvements are not being considered in this appraisal, the Sketch Plan includes the proposed relocation of the existing clubhouse from its current position on the north side of the race track to the south side. The new, three-story clubhouse would contain approximately 450,000 square feet, including a mechanical service building, and would be located adjacent to the new retail space and hotel(s). Two five-story parking structures are necessary to provide 3,103 parking spaces. Another 6,000 parking spaces are to be provided in surface parking lots that would mostly serve as overflow parking on race nights.

As per the Scope of Work for this appraisal we are appraising the market value of the subject property as if vacant land that is available to be developed to its highest and best use. Under this scenario, the grandstand and clubhouse would not exist and the Sketch Plan may be invalidated. However, since it was recently approved we see no reason why something similar would not be re-approved. Whether or not the horse racing facility existed should not impact the county's approval for retail space at the subject's location.


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Development of the balance of the property (Parcels B, C, E and F) would also have to undergo these approval processes and may also have to be formally rezoned depending upon the desired use. To analyze the likelihood of rezoning success, we analyzed Anne Arundel County's *General Development Plan.* This new document was approved in October 2009 by the County Council. Although the plan details proposed Land Use Plan changes in many locations throughout the county, the subject is not one of the chosen sites. Other than the fact that the subject is detailed on Figure 7-3 as one of many targeted growth areas, there is no guidance on potential development at the subject property. Thus, there does not appear to be any changes from prior planning publications.

In 2004, Anne Arundel County published the *Jessup / Maryland City Small Area Plan*, which includes the subject property. The following items were discovered:

- The County's current General Development Plan was adopted in 1997 and reflects desired future growth patterns over the next 10 to 20 years. It shows the subject property as being planned for industrial park land use.
- The Jessup / Maryland City area is described as possessing excellent economic assets along with a location in the hear of the State's Smart Growth Corridor.
- A goal of the Plan is to encourage quality commercial development in the Maryland Route 198 commercial corridor from the Baltimore Washington Parkway west to the Anne Arundel County line at Laurel Park. Light industrial should be the preference east of the Parkway.
- Recommendations of the Plan include the support for multi-million dollar improvements to Laurel Park and encourage economic incentives and other strategies to attract high quality restaurants and the use of the existing empty commercial space in the vicinity of Laurel Park.

The owner of Laurel Park and their engineers believe these subsequent phases stand a reasonable chance for development approval with mixed-use projects. Even though Laurel Park is planned for industrial park use in the Small Area Plan, the Plan has numerous recommendations that many surrounding parcels should be commercially developed. More importantly, the Plan was created in the mid-1990s, which is well before the BRAC law was conceived. As a result of the massive level of commercial and residential development that BRAC is expected to bring to the immediate area, it is very likely that the Plan has limited impact today.

Another consideration is the location of Parcels B and E adjacent to the CSX/MARC commuter rail line at the Laurel Race Track MARC rail station. Under smart growth planning, some level of high density development including residential use would be appropriate. Furthermore, the 65-acre Howard County parcel that is directly across the rail line from Parcel B is already zoned TOD, Transit Oriented Development district. A TOD zoning district in Howard County is reserved for key parcels of land within 3,500 feet of a MARC rail station. It is intended to encourage well-designed multi-use centers combining office and high-density residential development in an effort to optimize the commuting potential of the MARC system, while creating an attractive and safe multi-use environment. This parcel is currently in the approval process for development under this scenario. The proposal is for approximately 775 residential units along with approximately 770,000 square feet of commercial space. At 1,200 square feet per residential unit, this equates to an FAR of approximately 0.60. As this site is already in the approval process, construction could likely commence within a few years and probably ahead of the Parcel B and E land, as an attempt at rezoning has yet to commence.

Overall, we believe the smart growth strategy is reasonable for the Howard County property. In addition to proximity to Fort Meade, NSA and other major employment centers that are rapidly expanding due to BRAC, it is adjacent to a MARC rail station that provides direct train access to the Washington D.C. and Baltimore


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employment centers. Accordingly, it is not surprising that Maryland's Governor O'Malley announced in June 2010 that a seven transit stops in Prince George's and Montgomery Counties were going to receive state funds for development assistance in an attempt to promote transit ridership and relocating offices near transit stations. While the Laurel Race Track MARC rail station was not included, the nearby Laurel MARC rail station was included.

While rezoning is not mentioned for the subject site in current Anne Arundel County planning documents, we believe the subject property would be an excellent candidate for increased development density due to its variety of positive location factors. The state is recently on record as promoting development near transit stations and given the level of development that is forthcoming due to BRAC, increased density at the subject would be a reasonable expectation. We discussed possible density for the subject property with the engineers. However, they believed they could not make any predictions at this time due to the high level of uncertainty. Thus, to determine a potential development density for the subject property, we have reviewed several other nearby developments in addition to the 65-acre Howard County property previously discussed.

The Arundel Gateway project is in the planning stages by Ribera Development and Greenberg Gibbons Commercial. This project will consist of approximately 300 acres in the southeastern quadrant of Route 198 (Laurel Fort Meade Road) and Route 295 (Baltimore Washington Parkway). This location is approximately one mile east of the subject and is immediately south of Fort Meade. Although final approvals are not in place, the developer's plans call for approximately 1,600 residential units, 250,000 square feet of retail and 100,000 square feet of office. To equate this to a FAR we have estimated residential units at 1,600 square feet per unit (with this many units, there will likely be a much higher percentage of single-family townhouse units), which suggests an overall FAR of approximately 0.22.

The former Coca-Cola property is located in Howard County on the north side of Route 100, adjacent to the Dorsey MARC rail station. The 122-acre site was acquired by Preston Partners in March 2010 for $18 million. Initially it was reported that they wanted to rezone the property for approximately 1,400 multi-family residential units and 1,000,000 square feet of office space. At 1,100 square feet per multi-family residential unit this equates to an FAR of approximately 0.48. As of June 2010 the rezoning application was still pending, but the density had been decreased to 954 residential units and 650,000 square feet of commercial space. As some of the residential units have been upgraded to townhouses, we estimated the total development density to be approximately 1,900,000 square feet. This suggests an FAR of 0.36.

Just south of Route 198 on Brock Bridge Road, less than one mile south of the subject, the Suburban Airport site was specifically listed in Anne Arundel County's 2009 *General Development Plan* as being a potential high-density site. The Polm Companies control the 51-acre parcel and intend to develop approximately 1,000 units based on a rezoning to R-22. This indicates a 0.50 FAR based on an estimated 1,100 square feet per unit. The rezoning is currently held up as the developer is being required to build a new elementary school for western Anne Arundel County in return for the increased density. One report put the cost of the school at $20 million, or $18 per square foot of FAR.

Patriot Realty developed Ashbury Court on Washington Boulevard (U.S. Route 1) in Laurel in 2006. This location is directly across U.S. Route 1 from the 65-acre Howard County site (discussed on the previous page) that is adjacent to the Laurel Race Track MARC rail station. Thus, this site is within one-half mile of the subject property. A much smaller project at 5.6 acres, it was developed with a 140-unit multi-family residential building and 32,000 square feet of retail. This suggests approximately 186,000 square feet of development density and a 0.76 FAR.


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ZONING CONCLUSIONS

For the purpose of this appraisal, we have assumed that the Parcel A, D1 & D2 initial phase land can be approved and developed with a retail project containing 750,000 square feet of retail space and 350 hotel rooms, which is in accordance with the approved Sketch Plan. While the Sketch Plan calls for much of the parking associated with these improvements to be in above-grade parking structures, we believe that if the existing racetrack and grandstand did not exist much of the site could be surface parked.

Additionally, we have assumed that Parcels B and E could be approved and developed with a mixed-use project at a density of 0.5 FAR due to their proximity to the CSX/MARC commuter rail line. This would permit a development of approximately 1.4 million square feet.

Finally, we have assumed that the less desirably-located Parcel F would most likely be developed at a much lower density at a ratio of 0.20 FAR. This would permit a development of approximately 1.05 million square feet.

The future absorption of these parcels is also quite speculative and difficult to provide market support. Generally, we believe that the pending implementation of the BRAC regulations in 2011 will have a tremendously positive impact on land development in the subject's local area. Offices will need to be constructed to handle the estimated 60,000 defense and contractor jobs that are expected to move to Maryland, many of which will be close to Fort Meade and NSA. Furthermore, housing will need to be built to accommodate the approximately 4,500 households that are expected to locate in Anne Arundel County as a direct result of BRAC. In terms of the subject, its 287 acres represent a large parcel that provides the opportunity for a creative mixed-use development. Its location is also advantageous in that it has frontage on the heavily traveled Route 198 immediately east of U.S. Route and the City of Laurel and is less than two miles west of a Baltimore Washington Parkway (Route 295) interchange. Finally, the location adjacent to the Laurel Race Track MARC rail station provides the subject an inherent advantage compared to other potential development sites in that the State of Maryland is committed to boosting development at transit stops.

For all of these reasons, we have estimated the absorption (acquisition of the various phased development parcels) to be:

- Parcels A, D1 & D2 – four to six years
- Parcels B & E – six to ten years
- Parcel F – eight to twelve years


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HIGHEST AND BEST USE

HIGHEST AND BEST USE CRITERIA

The Dictionary of Real Estate Appraisal, Fourth Edition (2002), a publication of the Appraisal Institute, defines the highest and best use as:

> The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.

In accordance with the client's instructions, we have evaluated the subject site based on the hypothetical condition that the subject property is unimproved land that is available to be put to its highest and best use.

HIGHEST AND BEST USE OF PROPERTY AS VACANT

LEGALLY PERMISSIBLE

The zoning regulations in effect at the time of the appraisal determine the legal permissibility of a potential use of the subject site. As described in the Zoning section, the Laurel Park is zoned W1, Industrial Park by Anne Arundel County. Permitted uses within this district include: offices, research and development laboratories, and light manufacturing including assembly. Prohibited uses within this district include: residential and community facility uses. Furthermore, it is allowed to be developed under the C-3 district regulations as per the 2006 rezoning case.

Based on our analysis in the Zoning section, and as a result of the November 2008 Sketch Plan approval, we believe that it is a reasonable expectation that the initial phase (Parcels A, D1 & D2) can be developed with retail-oriented uses and the subsequent properties can be developed with mixed-use development. We are not aware of any further legal restrictions that limit the potential uses of the subject.

PHYSICALLY POSSIBLE

The physical possibility of a use is dictated by the size, shape, topography, availability of utilities, and any other physical aspects of the site. The subject site is mostly irregular in shape and level at street grade. It has good frontage, good access, and good visibility. The overall utility of the site is considered to be good.

All public utilities are assumed to be available to the site in sufficient quantity to permit the proposed development. Overall, the site is considered adequate to accommodate most permitted development possibilities.

FINANCIALLY FEASIBLE AND MAXIMALLY PRODUCTIVE

For a use to be seriously considered, it must have the potential to provide a sufficient return to attract investment capital over alternative forms of investment. A positive net income or acceptable rate of return would indicate that a use is financially feasible.

Financially feasible uses are those uses that can generate a profit over and above the cost of acquiring the site, and constructing the improvements. Determining the value of a property upon completion of new construction requires an in-depth analysis of the condition of the local market, the location of the subject property, the proposed use of the property, its tenancy (owner-user, single tenant, multi-tenant), level of pre-leasing, an estimate for absorbing vacant space, leasing costs, operating expenses, market vacancy and rental rates.

Of the uses that are permitted, possible, and financially feasible, the one that will result in the maximum value for the property is considered the highest and best use. Determining which use is maximally productive is often


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straightforward, but can be quite complicated. Detailed analyses of values, costs, and returns will need to be conducted for the various uses being put to this final test.

CONCLUSION

We have considered the legal issues related to zoning and legal restrictions. We have analyzed the physical characteristics of the site to determine what legal uses would be possible and have considered the financial feasibility of these uses to determine the use that is maximally productive.

Considering the subject site's physical characteristics and location, as well as the state of the local market, it is our opinion that the Highest and Best Use of the subject site as if vacant is a retail, hotel and mixed-use development that will permit phased development of the various proposed parcels.


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VALUATION PROCESS

METHODOLOGY

There are three generally accepted approaches to developing an opinion of value: Cost, Sales Comparison and Income Capitalization. We have considered each in this appraisal to develop an opinion of the market value of the subject property. In appraisal practice, an approach to value is included or eliminated based on its applicability to the property type being valued and the quality of information available. The reliability of each approach depends on the availability and comparability of market data as well as the motivation and thinking of purchasers.

The valuation process is concluded by analyzing each approach to value used in the appraisal. When more than one approach is used, each approach is judged based on its applicability, reliability, and the quantity and quality of its data. A final value opinion is chosen that either corresponds to one of the approaches to value, or is a correlation of all the approaches used in the appraisal.

We have considered each approach in developing our opinion of the market value of the subject property. We discuss each approach below and conclude with a summary of their applicability to the subject property.

COST APPROACH

The Cost Approach is based on the proposition that an informed purchaser would pay no more for the subject than the cost to produce a substitute property with equivalent utility. This approach is particularly applicable when the property being appraised involves relatively new improvements which represent the Highest and Best Use of the land; or when relatively unique or specialized improvements are located on the site for which there are few improved sales or leases of comparable properties.

In the Cost Approach, the appraiser forms an opinion of the cost of all improvements, depreciating them to reflect any value loss from physical, functional and external causes. Land value, entrepreneurial profit and depreciated improvement costs are then added, resulting in an opinion of value for the subject property.

SALES COMPARISON APPROACH

The Sales Comparison Approach uses sales of comparable properties, adjusted for differences, to estimate a value for the subject property. This approach typically uses a unit of comparison such as price per square foot of building area or effective gross income multiplier. When developing an opinion of land value the analysis is based on recent sales of sites of comparable zoning and utility, and the typical units of comparison are price per square foot of land, price per acre, price per unit, or price per square foot of potential building area. In both cases, adjustments are applied to the unit of comparison from an analysis of comparable sales, and the adjusted unit of comparison is then used to derive an opinion of value for the subject property.

INCOME CAPITALIZATION APPROACH

The Income Capitalization Approach first determines the income-producing capacity of a property by using contract rents on existing leases and by estimating market rent from rental activity at competing properties for the vacant space. Deductions are then made for vacancy and collection loss and operating expenses. The resulting net operating income is divided by an overall capitalization rate to derive an opinion of value for the subject property. The capitalization rate represents the relationship between net operating income and value. This method is referred to as Direct Capitalization.

Related to the Direct Capitalization Method is the Discounted Cash Flow Method. In this method periodic cash flows (which consist of net operating income less capital costs) and a reversionary value are developed and


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discounted to a present value using an internal rate of return that is determined by analyzing current investor yield requirements for similar investments.

SUMMARY

This appraisal employs the Sales Comparison Approach accompanied by and a discounted cash flow analysis of the land development process. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that this approach would be considered necessary and applicable for market participants. Typical purchasers do not generally rely on the Cost Approach when purchasing a property such as the subject of this report. Furthermore, because the subject property is a specialized land use, it is not typically marketed, purchased or sold on the basis of anticipated lease-income. Therefore, we have not employed the Cost Approach or the Income Capitalization Approach to develop an opinion of market value.


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LAND VALUATION

We used the Sales Comparison Approach to develop an opinion of land value. We examined current offerings and analyzed prices buyers have recently paid for comparable sites. If the comparable was superior to the subject, a downward adjustment was made to the comparable sale. If inferior, an upward adjustment was made.

The most widely used and market-oriented unit of comparison for properties with characteristics similar to those of the subject is the price per square foot of potential building area. Hotels are analyzed based on price per room. All transactions used in this analysis are based on the most appropriate method used in the local market.

The major elements of comparison used to value the subject site include the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate, its utility and the physical characteristics of the property.

The retail site comparables and our analysis are presented on the following pages.


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SUMMARY OF RETAIL LAND SALES

	PROPERTY INFORMATION					TRANSACTION INFORMATION				
No.	Location	Size (sf)	Size (Acres)	FAR	Potential Building Area	Grantor	Grantee	Sale Date	Sale Price	$/SF GBA
1	US Route 15 & MD Route 26, Frederick, MD	1,641,267	37.68	0.23	380,000	Clemson Properties	Clemson Corner LLC	Aug-09	$9,600,000	$25.26
2	Baltimore National Pike, Frederick, MD	473,149	10.86	0.25	120,000	Gladhill & Bare et al	Patrick Street Realty	Dec-08	$3,500,000	$29.17
3	16006 E. Crain Highway, Brandywine, MD	741,391	17.02	0.20	148,000	Faison Brandywine, LLC	Costco Wholesale Corporation	Jul-08	$7,233,333	$48.87
4	15922 E. Crain Highway, Brandywine, MD	469,190	10.77	0.27	127,000	Faison Brandywine, LLC	Target Corporation	Jul-08	$6,650,000	$52.36
5	15600 Crain Highway, Brandywine, MD	2,304,760	52.91	0.21	495,277	Multiple Entities	Faison Brandywine Investors, LLC	Mar-07	$12,751,000	$25.75
	STATISTICS									
Low		469,190	10.77	0.20	120,000			Mar-07	$3,500,000	$25.26
High		2,304,760	52.91	0.27	495,277			Aug-09	$12,751,000	$52.36
Average		1,125,951	25.85	0.23	254,055			Jul-08	$7,946,867	$36.28

Compiled by Cushman & Wakefield of Washington, D.C., Inc.

RETAIL LAND SALE LOCATION MAP

Retail 1
Retail 2
Subject
Retail 3-5


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RETAIL LAND SALE ADJUSTMENT GRID

		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)						
No.	Price Per Building Area/SF	Property Rights Conveyed	Conditions of Sale	Financing	Market Conditions	Per SF of Building Subtotal	Location	Size	Approvals	Utility	Other	Adj. Price Per SF of Building	Overall
1	$25.26	Fee Simple	Arms-Length	None	Superior	$22.74	Inferior	Smaller	Superior	Similar	Similar	$19.33	Superior
	8/09	0.0%	0.0%	0.0%	-10.0%	-10.0%	10.0%	-5.0%	-20.0%	0.0%	0.0%	-15.0%	
2	$29.17	Fee Simple	Arms-Length	None	Superior	$24.79	Inferior	Smaller	Superior	Similar	Similar	$23.55	Superior
	12/08	0.0%	0.0%	0.0%	-15.0%	-15.0%	25.0%	-10.0%	-20.0%	0.0%	0.0%	-5.0%	
3	$48.87	Fee Simple	Arms-Length	None	Superior	$43.99	Similar	Smaller	Superior	Similar	Superior	$19.79	Superior
	7/08	0.0%	0.0%	0.0%	-10.0%	-10.0%	0.0%	-10.0%	-20.0%	0.0%	-25.0%	-55.0%	
4	$52.36	Fee Simple	Arms-Length	None	Superior	$47.13	Similar	Smaller	Superior	Similar	Superior	$18.85	Superior
	7/08	0.0%	0.0%	0.0%	-10.0%	-10.0%	0.0%	-15.0%	-20.0%	0.0%	-25.0%	-60.0%	
5	$25.75	Fee Simple	Arms-Length	None	Superior	$23.17	Similar	Similar	Superior	Similar	Similar	$18.54	Superior
	3/07	0.0%	0.0%	0.0%	-10.0%	-10.0%	0.0%	0.0%	-20.0%	0.0%	0.0%	-20.0%	
	$25.26	- Low									Low -	$18.54	
	$52.36	- High									High -	$23.55	
	$36.28	- Average									Average -	$20.01	

Compiled by Cushman & Wakefield of Washington, D.C., Inc.

DISCUSSION OF COMPARABLE RETAIL LAND SALES

MARKET CONDITIONS

Prior to the onset of the credit crisis in late-2007, land prices within the local market escalated. Subsequently, they have generally stabilized or declined. As of the date of appraisal, there is no current market evidence that land prices have declined since late 2007 due to a dearth of land sales. However due to the current economic environment, we believe that it is reasonable to conclude that land prices have declined. Based on the dates of sale, we have adjusted accordingly in an attempt to reflect that land prices initially increased, only to decline after the onset of the financial crisis. The lack of retail land sales is exhibited by the distance we had to go simply to obtain somewhat recent retail land sales.

COMPARABLE SALE NO. 1

This site was sold with approvals in place for development of a 380,000 square foot shopping center known as Clemson Corner in Frederick, Maryland. The buyer had the property under contract for approximately five years during the approval process, which required having the property annexed into the City of Frederick in order to gain access to public utilities. The center will be anchored by a 140,000 square foot Wegman's food store, as well as Lowe's and Marshall's. An affiliate of Faison Enterprises acquired this site in August 2009 for a total price of $9,600,000, or $25.26 per square foot of potential building area.

This comparable was considered to be inferior to the subject in terms of location. It is also a smaller development, which means less risk to the developer. As the site was sold with all approvals in place, a downward adjustment is warranted. Furthermore, part of the site will be sold to Target, which will also make a sizable contribution to the site development costs, suggesting a downward adjustment. After all adjustments this sale indicated a value of $28.80 per square foot of potential building area.

COMPARABLE SALE NO. 2

This parcel is located between Baltimore National Pike (Route 144) and I-70, just west of the Monacacy River in Frederick. Construction of a 120,000 square foot, grocery-anchored shopping center was planned within one year of the site acquisition. The buyer had the property under contract for 18-24 months during the rezoning process. Patrick Street Realty acquired this site in December 2008 for a total price of $3,500,000, or $29.17 per square foot of potential building area.

This comparable was considered to have an inferior location to the subject. This retail center is considerably smaller than the subject, warranting a downward adjustment due to less risk on behalf of the operator. While the buyer assumed the responsibility of rezoning the site, settlement was delayed during this process for which a downward adjustment is warranted. After all adjustments this sale indicated a value of $23.55 per square foot of potential building area.

COMPARABLE SALE NO. 3

This site is located on U.S. Route 301 in the Brandywine section of Prince George's County, Maryland and is part of the Brandywine Crossing shopping center. The sale represents a finished lot sale to Costco for construction of a 148,000 big box store. Costco Wholesale Corporation acquired this site in July 2008 for a total price of $7,233,333, or $48.87 per square foot of potential building area.

This comparable was considered to be similar to the subject in terms of location. As the site was sold with all approvals in place, a downward adjustment is warranted. Furthermore, it was sold as a finished site, which also warrants a downward adjustment. Finally, the potential building area is considerably smaller than for the subject. After all adjustments this sale indicated a value of $19.79 per square foot of potential building area.


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COMPARABLE SALE NO. 4

This site is located on U.S. Route 301 in the Brandywine section of Prince George's County, Maryland and is part of the Brandywine Crossing shopping center. The sale represents a finished lot sale to Target for construction of a 127,000 big box store. Costco Wholesale Corporation acquired this site in July 2008 for a total price of $6,650,000, or $52.36 per square foot of potential building area.

This comparable was considered to be similar to the subject in terms of location. As the site was sold with all approvals in place, a downward adjustment is warranted. Furthermore, it was sold as a finished site, which also warrants a downward adjustment. Finally, the potential building area is considerably smaller than for the subject. After all adjustments this sale indicated a value of $18.85 per square foot of potential building area.

COMPARABLE SALE NO. 5

The site is located on U.S. Route 301 in southern Prince George's County. This is an assemblage of 21 parcels of land acquired for construction of a power center. The majority of the site was acquired between December 2006 and March 2007. The buyer assembled the site as vacant industrial land and had it rezoned for the proposed development. A total of 12 acres will be sold to Target for $6.65 million and 15 acres will be sold to Costco for $7.0 million, which will build their own stores at 127,000 and 148,000 square feet. Faison Brandywine Associates acquired this site in March 2007 for a total price of $12,751,000, or $25.75 per square foot of potential building area.

This comparable was considered to have an inferior location to the subject. As it was acquired prior to entitlements, no adjustment is warranted. Furthermore, part of the site will be sold to Target and Costco, which will also make a sizable contributions to the site development costs, suggesting a downward adjustment. After all adjustments this sale indicated a value of $23.24 per square foot of potential building area.

CONCLUSION OF RETAIL SITE VALUE

We have reliance on each of the sales in our reconciliation for the subject. Therefore, we conclude that the indicated retail site value by the Sales Comparison Approach is $20 per square foot of gross building area.

DISCUSSION OF COMPARABLE HOTEL LAND SALES

The hotel site comparables and our analysis are presented on the following pages.


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SUMMARY OF HOTEL LAND SALES

PROPERTY INFORMATION					TRANSACTION INFORMATION				
No.	Location	Size (sf)	Size (Acres)	Rooms	Grantor	Grantee	Sale Date	Sale Price	$/Room
1	Marriott Residence Inn Owings Mills, MD	171,626	3.94	120	Owings Mills Investment Properties, LL	Columbia Hospitality, Inc.	7/08	$3,000,000	$25,000
2	Marriott Residence Inn Waldorf, MD	181,645	4.17	98	Manekin	Waldorf Hospitality	4/08	$1,600,000	$16,327
3	Residence Inn & Courtyard Landover, MD	378,318	8.68	200	Rouse-Teachers Properties, Inc.	R I Heritage Inn of Inglewood, LLC	4/07	$2,520,000	$12,600
4	Arundel Mills Hotel Sites Hanover, MD	194,169	4.46	450	Michael G. Miller	LTD Management	10/06	$8,450,000	$18,778
5	Three Hotel Sites Bowie, MD	374,616	8.60	359	St Johns Properties	Hospitality Development Group	9/06	$6,580,000	$18,329
STATISTICS									
Low		171,626	3.94	98			9/06	$1,600,000	$12,600.00
High		378,318	8.68	450			7/08	$8,450,000	$25,000.00
Average		260,075	5.97	245			6/07	$4,430,000	$18,206.60

Compiled by Cushman & Wakefield of Washington, D.C., Inc.


CUSHMAN &
WAKEFIELD

HOTEL LAND SALE LOCATION MAP

Hotel 1
Hotel 4
Subject
Hotel 5
Hotel 3
Hotel 2



HOTEL LAND SALE ADJUSTMENT GRID

		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)						
No.	Price Per Room	Property Rights Conveyed	Conditions of Sale	Financing	Market Conditions	Per Room Subtotal	Location	Size	Public Utilities	Utility	Other	Adj. Price Per SF of Building	Overall
1	$25,000	Fee Simple	Arms-Length	None	Superior	$22,500	Superior	Smaller	Similar	Similar	Similar	$13,500	Superior
	7/08	0.0%	0.0%	0.0%	-10.0%	-10.0%	-20.0%	-20.0%	0.0%	0.0%	0.0%	-40.0%	
2	$16,327	Fee Simple	Arms-Length	None	Superior	$14,694	Inferior	Smaller	Similar	Similar	Similar	$13,959	Superior
	4/08	0.0%	0.0%	0.0%	-10.0%	-10.0%	15.0%	-20.0%	0.0%	0.0%	0.0%	-5.0%	
3	$12,600	Fee Simple	Arms-Length	None	Superior	$11,970	Superior	Similar	Similar	Similar	Similar	$10,773	Superior
	4/07	0.0%	0.0%	0.0%	-5.0%	-5.0%	-10.0%	0.0%	0.0%	0.0%	0.0%	-10.0%	
4	$18,778	Fee Simple	Arms-Length	None	Similar	$18,778	Superior	Similar	Similar	Similar	Similar	$16,900	Superior
	10/06	0.0%	0.0%	0.0%	0.0%	0.0%	-10.0%	0.0%	0.0%	0.0%	0.0%	-10.0%	
5	$18,329	Fee Simple	Arms-Length	None	Similar	$18,329	Superior	Similar	Similar	Similar	Similar	$16,496	Superior
	9/06	0.0%	0.0%	0.0%	0.0%	0.0%	-10.0%	0.0%	0.0%	0.0%	0.0%	-10.0%	
	$12,600	- Low									Low -	$10,773.00	
	$25,000	- High									High -	$16,900.00	
	$18,176	- Average									Average -	$14,325.60	

Compiled by Cushman & Wakefield of Washington, D.C., Inc.


CUSHMAN &
WAKEFIELD

COMPARABLE SALE NO. 1

This 3.9-acre site is located on Red Run Boulevard in Owings Mills, a suburb of Baltimore. It was purchased for the construction of a 120-unit Courtyard by Marriott. This property sold in July 2008 for $25,000 per room.

This comparable was considered to have a superior location to the subject. This hotel was considerably smaller than the subject warranting a downward adjustment due to less risk on behalf of the operator. After all adjustments this sale indicated a value of $13,500 per hotel room.

COMPARABLE SALE NO. 2

This site is approved for the development of a 98-room Marriott Residence Inn hotel. It is part of the 64-acre Waldorf Technology Park that is located one block west of Route 301 in Waldorf at the intersection of Western Parkway and Berry Road (Route 228). Construction commenced shortly after the land acquisition. This property sold in April 2008 for $16,327 per room.

This comparable was considered to have an inferior location to the subject. This hotel was considerably smaller than the subject warranting a downward adjustment due to less risk on behalf of the operator. After all adjustments this sale indicated a value of $13,959 per hotel room.

COMPARABLE SALE NO. 3

This site is located in the Inglewood Business Park in the northeast quadrant of the Arena Drive interchange on I-95 in Landover. The site was approved for two, four-story hotels including a Marriot Residence Inn and a Marriott Courtyard. Each would have 100 units with surface parking. This property sold in April 2007 for $12,600 per room.

This comparable was considered to have a superior location to the subject. After all adjustments this sale indicated a value of $10,773 per hotel room.

COMPARABLE SALE NO. 4

This site is located at the intersection of Arundel Mills Boulevard and Maryland Route 100 in Hanover. It is across from Arundel Mills Mall and near BWI Airport. Two hotels are planned including a 200-room Sheraton full-service and a 250-room Aloft by Westin. Structured parking is required to accommodate two hotels at an expected cost of $2,450,000. As this is not typical for suburban hotels, this cost is included in the sale price as the recorded consideration was $6,000,000. This property sold in October 2006 for $18,778 per room.

This comparable was considered to have a superior location to the subject. As the cost of structured parking in this sale was included in the per room price, no adjustment is warranted. After all adjustments this sale indicated a value of $16,900 per hotel room.

COMPARABLE SALE NO. 5

This represents an 8.6 acre site near the Maryland Science and Technology Center at the intersection of U.S. Route 50 and Route 3 in Bowie. This site was for the development of three hotels including a Courtyard by Marriott, Residence Inn and Springhill Suites. This property sold in September 2006 for $18,329 per room.

This comparable was considered to have a superior location to the subject. After all adjustments this sale indicated a value of $16,496 per hotel room.

CONCLUSION OF HOTEL SITE VALUE

Based on a comparison of the two most recent sales to the older sales, it appears that hotel sites have declined in value. This seems reasonable given the state of the economy in which travel has declined significantly.



Furthermore, it would also help explain why the number of hotel land sales have declined significantly during the last two years. While we have placed emphasis on all sales in our reconciliation for the subject, we have taken this into account. Therefore, we conclude that the indicated hotel site value by the Sales Comparison Approach is $14,000 per hotel room.

DISCUSSION OF COMPARABLE MIXED-USE LAND SALES

The mixed-use site comparables and our analysis are presented on the following pages.


CUSHMAN &
WAKEFIELD

SUMMARY OF MIXED-USE LAND SALES

PROPERTY INFORMATION					TRANSACTION INFORMATION				
No. Location		Size (sf)	Size (Acres)	Potential Building Area	Grantor	Grantee	Sale Date	Sale Price	$/SF GBA
1	Coca Cola Site Hanover, MD	5,314,320	122.00	2,540,000	Mid-Atlantic Coca Cola Bottling	Kellogg-CCP LLC	3/10	$18,000,000	$7.09
2	Gateway South Baltimore, MD	566,280	13.00	1,310,000	Mayor & City Council of Baltimore	Cormody Development/Ray Lewis	1/09	$13,275,000	$10.13
3	StonebridgeCarras Odenton, MD	1,007,107	23.12	1,339,452	Formica Corporation	S/C Odenton III, LLC	4/08	$7,650,000	$5.71
4	Arundel Gateway Laurel, MD	8,263,332	189.70	1,750,000	Various	PR II Arundel Gateway Land	3/08	$26,520,000	$15.15
5	One Loudoun Centre Ashburn, VA	15,761,315	361.83	5,200,000	One Loudoun AIP (Avanti)	MMS One Loudoun Center	3/07	$115,200,000	$22.15
STATISTICS									
Low		566,280	13.00	1,310,000			3/07	$7,650,000	$5.71
High		15,761,315	361.83	5,200,000			3/10	$115,200,000	$22.15
Average		6,182,471	141.93	2,427,890			7/08	$36,129,000	$12.05

Compiled by Cushman & Wakefield of Washington, D.C., Inc.

MIXED-USE LAND SALE ADJUSTMENT GRID

		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)						
No.	Price Per Building Area/SF	Property Rights Conveyed	Conditions of Sale	Financing	Market Conditions	Per SF of Building Subtotal	Location	Size	Public Utilities	Utility	Other	Adj. Price Per SF of Building	Overall
1	$7.09	Fee Simple	Arms-Length	None	Superior	$6.73	Superior	Larger	Similar	Similar	Inferior	$8.08	Inferior
	3/10	0.0%	0.0%	0.0%	-5.0%	-5.0%	-10.0%	10.0%	0.0%	0.0%	20.0%	20.0%	
2	$10.13	Fee Simple	Arms-Length	None	Superior	$9.63	Superior	Similar	Similar	Similar	Similar	$7.70	Superior
	1/09	0.0%	0.0%	0.0%	-5.0%	-5.0%	-20.0%	0.0%	0.0%	0.0%	0.0%	-20.0%	
3	$5.71	Fee Simple	Arms-Length	None	Superior	$5.14	Inferior	Larger	Similar	Similar	Similar	$6.43	Inferior
	4/08	0.0%	0.0%	0.0%	-10.0%	-10.0%	5.0%	20.0%	0.0%	0.0%	0.0%	25.0%	
4	$15.15	Fee Simple	Arms-Length	None	Superior	$13.64	Similar	Similar	Similar	Similar	Similar	$13.64	Similar
	3/08	0.0%	0.0%	0.0%	-10.0%	-10.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
5	$22.15	Fee Simple	Arms-Length	None	Superior	$21.05	Superior	Larger	Similar	Similar	Similar	$14.73	Superior
	3/07	0.0%	0.0%	0.0%	-5.0%	-5.0%	-40.0%	10.0%	0.0%	0.0%	0.0%	-30.0%	
	$5.71	- Low									Low -	$6.43	
	$22.15	- High									High -	$14.73	
	$9.52	- Average									Average -	$10.12	

Compiled by Cushman & Wakefield of Washington, D.C., Inc.


CUSHMAN &
WAKEFIELD


MIXED-USE LAND SALE LOCATION MAP
Land 1
Land 2
Land 3
Land 4
Land 5
Subject
Baltimore
Washington
Columbia
Ellicott City
Catonsville
Towson
Pikesville
Randallstown
Dundalk
Essex
Middle River
Parkville
Lochearn
Germantown
Montgomery Village
Gaithersburg
Olney
Rockville
Aspen Hill
Wheaton
Silver Spring
Bethesda
Potomac
College Park
Greenbelt
Bowie
Annapolis
Arnold
Severn
South Gate
Burnie
Crofton
Sterling
Herndon
Reston
McLean
Chantilly
Oakton
Centreville
Fairfax
Annandale
Alexandria
Arlington
Springfield
Burke
Suitland
Glassmanor
Leesburg
DISTRICT OF COLUMBIA
M A R Y L A N D

DISCUSSION OF COMPARABLE MIXED-USE LAND SALES

Comparable Sale No. 1

This site is just north of Route 100 between U.S. Route 1 and the Baltimore Washington Parkway. It is adjacent to the Dorsey Road MARC rail station. The property went under contract in 2009 and the buyer, Preston Partners, immediately filed a rezoning request seeking to change to a Transit Oriented Development (TOD) zone, in order to build a mix of residential and office. Although much of the surrounding area is developed with flex and office, Preston is seeking approximately 1,400 multi-family residential units and about 1,000,000 square feet of office. As of settlement, the zoning case had not been determined. At this density, the total price equates to approximately $7.09 per square foot of potential building area.

This comparable has a superior location to the subject, however, it is a much larger site and significant zoning issues remain. After all adjustments, this sale indicated a value of $8.08 per square foot of potential building area.

Comparable Sale No. 2

This site is located on the east side of Russell Street and has water frontage along the outer harbor. Gateway South is a development site that was offered by Baltimore City and was awarded to the Cormony Development team in January, 2007 after a competitive RFP process. The development plan (which has already received master plan approval from the City) is for a transit oriented mixed-use project that includes 1,000,000 sf of class A office space, 150,000 sf of retail, a 90,000 sf indoor sportsplex, a 70,000 sf multimodal transportation terminal, and parking. This contract sale is scheduled to settle in three phases, with the first parcel scheduled to close by June 2009. The total price equates to $10.13 per square foot of potential building area.


CUSHMAN &
WAKEFIELD

This comparable has a superior location to the subject. After all adjustments, this sale indicated a value of $7.70 per square foot of potential building area.

COMPARABLE SALE NO. 3

This is the acquisition of multiple parcels along the eastern side of Telegraph Road, just north of Route 175 and just east of Fort Meade. The parcels were improved with obsolete industrial buildings slated for demolition. The buyer already owns adjacent land and this acquisition gives them about 55 acres of contiguous land. A rezoning to a "Town Center" designation will be attempted to permit as much as 2.9 million square feet of mixed-use development including retail, office, warehouse and residential. Under current zoning, they can build 1.8 million square feet (1.33 FAR) on the entire 55 acre site.

This comparable has a slightly inferior location to the subject. Furthermore, it is a much larger project and an upward adjustment for size is warranted. After all adjustments, this sale indicated a value of $6.43 per square foot of potential building area.

COMPARABLE SALE NO. 4

This sale represents the three initial transactions in the assemblage of land that will become Arundel Gateway. Located in the southeastern quadrant of Maryland Routes 198 and 295, the site is just south of Fort Meade. Ribera Development and Greenberg Gibbons Commercial are planning a mixed-use project containing 1,600 residential units, 250,000 square feet of retail and 100,000 square feet of office on approximately 300 acres. As these transactions represent about 60% of the assemblage, we have estimated the potential building area at 1.75 million square feet (60% of 2.9 msf, assuming the residential averages 1,600 sf per unit).

This comparable is located within one mile of the subject and is very similar. After all adjustments, this sale indicated a value of $13.64 per square foot of potential building area.

COMPARABLE SALE NO. 5

This site is located in the southwest quadrant of the intersection of Route 7 and Loudoun County Parkway. The proposed project underwent a contested, multi-year approval process which concluded in January 2007. The site was approved for approximately 3 million square feet of office space, 700,000 square feet of retail and 1,000 residential units. The developer is a joint venture between Meridian and Miller & Smith. Our density estimate assumes 1,500 square feet per dwelling unit.

This comparable has a superior location to the subject warranting a downward adjustment. It is also significantly larger, warranting an upward adjustment for size. After all adjustments, this sale indicated a value of $14.73 per square foot of potential building area.

CONCLUSION OF MIXED-USE SITE VALUE

We have placed greatest reliance on Land Sales 1, 2, 3 and 4 due to their proximity to the subject. Therefore, we conclude that the indicated mixed-use site value by the Sales Comparison Approach is $10.00 per square foot of gross building area.

SITE VALUE RECONCILIATION

SELECTION OF DISCOUNT RATE

In projects with substantial risk, some form of return is appropriate to the developer. Thus, the inclusion of profit or entrepreneurial reward is appropriate. Many considerations should be taken into account in reconciling an appropriate rate for the subject, including the risk in development, timing, stage of development, cost of funds, etc.


CUSHMAN &
WAKEFIELD

We researched the subject's market for recent comparable land sales. For additional support, we spoke with market participants and reviewed published investor surveys regarding current return requirements for land developments. The turmoil in the financial markets during September 2008, and the resulting "credit crisis" and economic uncertainties, continues to impact real estate markets. The additional investment risks to land investors/developers associated with the uncertainties of the current marketplace is evidenced by the lack of recent comparable land sales by investors and developers, as well as increased investor return requirements for land developments. The increase in investor return requirements for land developments reflect risks associated with longer absorption periods, and increased costs of carry during the hold. It can be inferred that as investor return requirements increase due to these greater risks, land values will decrease.

The following table reflects historical investor return requirements (unleveraged internal rates of return) for the National Development Land Market as referenced in the Korpacz Real Estate Investor Survey:

National Development Land Market							
	2007-2Q	2007-4Q	2008-2Q	2008-4Q	2009-2Q	2009-4Q	2010-2Q
Unleveraged IRR Low:	10.00%	10.00%	10.00%	12.00%	12.00%	12.00%	15.00%
Unleveraged IRR High:	25.00%	25.00%	25.00%	25.00%	30.00%	30.00%	30.00%
Unleveraged IRR Average:	17.72%	17.21%	17.50%	18.58%	20.08%	19.67%	21.25%

Source: Korpacz (Semi-Annual Investor Survey)

As reflected by the prior table, average investor IRRs for land developments decreased through the fourth quarter 2007, subsequently increased through the second quarter 2009, stabilized through the fourth quarter 2009, and then increased through mid-year 2010 (most recent data available). The average unleveraged IRR is up 158 basis points from the fourth quarter of 2009 and assumes that entitlements are in place. Without entitlements in place, certain investors increase the discount rate between 400 and 1,500 basis points according to Korpacz.

As a second source, RealtyRates.com *2nd Quarter 2010 Developer Survey* indicates that discount rates for subdivisions and PUDs with less than 100 units in the Mid-Atlantic are ranging from 15.69 percent to 35.92 percent and averaging 25.29 percent. For projects with 100 to 500 units, discount rates range from 16.08 percent to 39.51 percent and average 26.69 percent.

Overall, development of the subject property is in the very early stages. While a Sketch Plan has been approved for the 750,000 square feet of retail and a hotel, site plan approval and a formal rezoning must occur before the property is officially entitled. The balance of the property must undergo the complete rezoning process while overcoming the fact that even the most recent *General Development Plan* does not identify the subject as being recommended for higher density. Furthermore, the property is known to contain a significant amount of flood plain, which will have to be addressed and could lead to additional site development costs since Anne Arundel County is extremely sensitive to wetlands issues. Finally, it is known from the Polm Companies' proposed development on Brock Bridge Road that a moratorium is in place for large residential projects due to the lack of school facilities in the western part of Anne Arundel County. For these, and other, reasons we believe that a potential developer would consider the subject property to contain a reasonable amount of risk. Of course, this risk is partially offset by the fact that it has an advantageous location next to the Laurel Race Track MARC rail station. Consequently, we believe a discount rate of 20% per year would be appropriate without a corresponding line item for developer profit.

PARCELS A, D1 & D2 (PHASE I)

Based on the Sketch Plan approval, it is assumed that Parcels A, D1 & D2 will be developed with 750,000 square feet of retail space and 350 hotel rooms. Furthermore, our appraisal is based on the hypothetical condition that


CUSHMAN &
WAKEFIELD

the racetrack and grandstands have been removed. Thus, surface parking can be provided instead of the structured parking garages shown on the Sketch Plan.

We also need to account for the fact that Parcels A, D1 & D2 will likely not be ready for construction commencement for three to five years due to the remaining necessary approvals. Furthermore, the economic crisis has hit retail severely and there is virtually no new construction starts. Thus, we have discounted the indicated value by an annual discount rate of 20% for five years.

PARCELS B & E

It is assumed that Parcels B & E will be developed with 1,400,000 square feet of mixed-use space, which we have valued at a current rate of $10.00 per square foot of FAR. We also need to account for the fact that Parcels B & E will likely not be ready for construction commencement for an estimated six to ten years. Thus, we have discounted the indicated value by an annual discount rate of 20% for eight years.

PARCEL F

It is assumed that Parcel F will be developed with 1.05 million square feet of mixed-use space, which we have valued at a current rate of $10.00 per square foot of FAR. We also need to account for the fact that Parcel F will likely not be ready for construction commencement for an estimated eight to twelve years. Thus, we have discounted the indicated value by an annual discount rate of 20% for ten years.

The discounted cash flow analysis is presented on the following page.


CUSHMAN &
WAKEFIELD

DISCOUNTED CASH FLOW ANALYSIS

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Total
Available Density											
Retail - Parcels A, D1 & D2	750,000	750,000	750,000	750,000	750,000	0	0	0	0	0	
Hotel - Parcels A, D1 & D2	350	350	350	350	350	0	0	0	0	0	
Mixed-Use - Parcels B & E	1,400,000	1,400,000	1,400,000	1,400,000	1,400,000	1,400,000	1,400,000	1,400,000	0	0	
Mixed-Use - Parcels F	1,050,000	1,050,000	1,050,000	1,050,000	1,050,000	1,050,000	1,050,000	1,050,000	1,050,000	1,050,000	
Density Absorbed											
Retail - Parcels A, D1 & D2	0	0	0	0	750,000	0	0	0	0	0	
Hotel - Parcels A, D1 & D2	0	0	0	0	350	0	0	0	0	0	
Mixed-Use - Parcels B & E	0	0	0	0	0	0	0	1,400,000	0	0	
Mixed-Use - Parcels F	0	0	0	0	0	0	0	0	0	1,050,000	
Price per Density											
Retail - Parcels A, D1 & D2	$20.00	$20.00	$20.00	$20.00	$20.00	$20.00	$20.00	$20.00	$20.00	$20.00	
Hotel - Parcels A, D1 & D2	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	
Mixed-Use - Parcels B & E	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	
Mixed-Use - Parcels F	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	
Revenue											
Retail - Parcels A, D1 & D2	$0	$0	$0	$0	$15,000,000	$0	$0	$0	$0	$0	$15,000,000
Hotel - Parcels A, D1 & D2	$0	$0	$0	$0	$4,900,000	$0	$0	$0	$0	$0	$4,900,000
Mixed-Use - Parcels B & E	$0	$0	$0	$0	$0	$0	$0	$14,000,000	$0	$0	$14,000,000
Mixed-Use - Parcels F	$0	$0	$0	$0	$0	$0	$0	$0	$0	$10,500,000	$10,500,000
Total Revenue	$0	$0	$0	$0	$19,900,000	$0	$0	$14,000,000	$0	$10,500,000	$44,400,000
Discount Rate @ 20%	0.833333	0.694444	0.578704	0.482253	0.401878	0.334898	0.279082	0.232568	0.193807	0.161506	
Present Value	$0	$0	$0	$0	$7,997,364	$0	$0	$3,255,953	$0	$1,695,809	$12,949,125
Rounded											$13,000,000

Compiled by Cushman & Wakefield of Washington, D.C., Inc.


CUSHMAN &
WAKEFIELD

RECONCILIATION AND FINAL VALUE OPINION

VALUATION METHODOLOGY REVIEW AND RECONCILIATION

This appraisal employs only the Sales Comparison Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that this approach would be considered necessary and applicable for market participants. Typical purchasers do not generally rely on the Cost Approach when purchasing a property such as the subject of this report. Furthermore, because the subject property is a specialized land use, it is not typically marketed, purchased or sold on the basis of anticipated lease-income. Therefore, we have not employed the Cost Approach or the Income Capitalization Approach to develop an opinion of market value. The approach indicated the following:

LAND VALUATION	Market Value As-Is
Parcels A, D1 & D2	$8,000,000
Parcels B & E	$3,300,000
Parcel F	$1,700,000
FINAL VALUE CONCLUSION	**$13,000,000**

Compiled by Cushman & Wakefield of Washington, D.C., Inc.

Although we valued these parcels individually, we believe it is appropriate in this case to add the three individual value conclusions together to derive the final valuation conclusion. Thus, the final valuation conclusion is the sum of the individual parts and no additional discounting is necessary.

MARKET VALUE AS IS

Based on the Scope of Work agreed to with the Client, and as outlined in the accompanying report, we have developed an opinion that the Market Value of the Fee Simple estate of the land area beneath the existing Laurel Park horse racing facility as if it were vacant land and available to be developed to its highest and best use, subject to the assumptions and limiting conditions, certifications, extraordinary assumptions and hypothetical conditions, if any, and definitions, "As-Is" on July 15, 2010, was:

THIRTEEN MILLION DOLLARS

$13,000,000

EXPOSURE TIME

Based on our review of national investor surveys, discussions with market participants and information gathered during the sales verification process, a reasonable exposure time for the subject property at the value concluded within this report would have been approximately twelve (12) months. This assumes an active and professional marketing plan would have been employed by the current owner.

ASSUMPTIONS AND LIMITING CONDITIONS

"Report" means the appraisal or consulting report and conclusions stated therein, to which these Assumptions and Limiting Conditions are annexed.

"Property" means the subject of the Report.

"C&W" means Cushman & Wakefield, Inc. or its subsidiary that issued the Report.

"Appraiser(s)" means the employee(s) of C&W who prepared and signed the Report.

The Report has been made subject to the following assumptions and limiting conditions:

- No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters that are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser. Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated. No survey of the Property was undertaken.

- The information contained in the Report or upon which the Report is based has been gathered from sources the Appraiser assumes to be reliable and accurate. The owner of the Property may have provided some of such information. Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, sketches, exhibits and factual matters. Any authorized user of the Report is obligated to bring to the attention of C&W any inaccuracies or errors that it believes are contained in the Report.

- The opinions are only as of the date stated in the Report. Changes since that date in external and market factors or in the Property itself can significantly affect the conclusions in the Report.

- The Report is to be used in whole and not in part. No part of the Report shall be used in conjunction with any other analyses. Publication of the Report or any portion thereof without the prior written consent of C&W is prohibited. Reference to the Appraisal Institute or to the MAI designation is prohibited. Except as may be otherwise stated in the letter of engagement, the Report may not be used by any person(s) other than the party(ies) to whom it is addressed or for purposes other than that for which it was prepared. No part of the Report shall be conveyed to the public through advertising, or used in any sales, promotion, offering or SEC material without C&W's prior written consent. Any authorized user(s) of this Report who provides a copy to, or permits reliance thereon by, any person or entity not authorized by C&W in writing to use or rely thereon, hereby agrees to indemnify and hold C&W, its affiliates and their respective shareholders, directors, officers and employees, harmless from and against all damages, expenses, claims and costs, including attorneys' fees, incurred in investigating and defending any claim arising from or in any way connected to the use of, or reliance upon, the Report by any such unauthorized person(s) or entity(ies).

- Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.

- The Report assumes (a) responsible ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws, unless noncompliance is stated, defined and considered in the Report; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value opinion contained in the Report is based.


CUSHMAN &
WAKEFIELD

- The physical condition of the improvements considered by the Report is based on visual inspection by the Appraiser or other person identified in the Report. C&W assumes no responsibility for the soundness of structural components or for the condition of mechanical equipment, plumbing or electrical components.

- The forecasted potential gross income referred to in the Report may be based on lease summaries provided by the owner or third parties. The Report assumes no responsibility for the authenticity or completeness of lease information provided by others. C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.

- The forecasts of income and expenses are not predictions of the future. Rather, they are the Appraiser's best opinions of current market thinking on future income and expenses. The Appraiser and C&W make no warranty or representation that these forecasts will materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser's task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Report, envisages for the future in terms of rental rates, expenses, and supply and demand.

- Unless otherwise stated in the Report, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property. The Appraisers are not qualified to detect such substances. C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.

- Unless otherwise stated in the Report, compliance with the requirements of the Americans with Disabilities Act of 1990 (ADA) has not been considered in arriving at the opinion of value. Failure to comply with the requirements of the ADA may adversely affect the value of the Property. C&W recommends that an expert in this field be employed to determine the compliance of the Property with the requirements of the ADA and the impact of these matters on the opinion of value.

- If the Report is submitted to a lender or investor with the prior approval of C&W, such party should consider this Report as only one factor, together with its independent investment considerations and underwriting criteria, in its overall investment decision. Such lender or investor is specifically cautioned to understand all Extraordinary Assumptions and Hypothetical Conditions and the Assumptions and Limiting Conditions incorporated in this Report.

- In the event of a claim against C&W or its affiliates or their respective officers or employees or the Appraisers in connection with or in any way relating to this Report or this engagement, the maximum damages recoverable shall be the amount of the monies actually collected by C&W or its affiliates for this Report and under no circumstances shall any claim for consequential damages be made.

- If the Report is referred to or included in any offering material or prospectus, the Report shall be deemed referred to or included for informational purposes only and C&W, its employees and the Appraiser have no liability to such recipients. C&W disclaims any and all liability to any party other than the party that retained C&W to prepare the Report.


CUSHMAN &
WAKEFIELD.

- Any estimate of insurable value, if included within the agreed upon scope of work and presented within this report, is based upon figures derived from a national cost estimating service and is developed consistent with industry practices. However, actual local and regional construction costs may vary significantly from our estimate and individual insurance policies and underwriters have varied specifications, exclusions, and non-insurable items. As such, we strongly recommend that the Client obtain estimates from professionals experienced in establishing insurance coverage for replacing any structure. This analysis should not be relied upon to determine insurance coverage. Furthermore, we make no warranties regarding the accuracy of this estimate.
- By use of this Report each party that uses this Report agrees to be bound by all of the Assumptions and Limiting Conditions, Hypothetical Conditions and Extraordinary Assumptions stated herein.


CUSHMAN &
WAKEFIELD.

CERTIFICATION OF APPRAISAL

We certify that, to the best of our knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, and unbiased professional analyses, opinions, and conclusions.
- We have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.
- We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
- Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
- Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.
- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
- Todd Canterbury, MAI made a personal inspection of the property that is the subject of this report.
- Todd Canterbury, MAI has previously appraised the subject property within the last three years.
- Nobody provided significant real property appraisal assistance to the person signing this report
- As of the date of this report, Todd Canterbury, MAI has completed the continuing education program of the Appraisal Institute.

Todd Canterbury, MAI
Senior Director
MD Certified General Appraiser
License No. 10763
todd.canterbury@cushwake.com
(202) 739-0386 Office Direct
(202) 223-8963 Fax

GLOSSARY OF TERMS & DEFINITIONS

The following definitions of pertinent terms are taken from *The Dictionary of Real Estate Appraisal*, Fourth Edition (2002), published by the Appraisal Institute, Chicago, IL, as well as other sources.

ACCRUED DEPRECIATION

1. In appraisal, a loss in property value from any cause; the difference between the reproduction or replacement cost of an improvement on the effective date of the appraisal and the market value of the improvement on the same date. 2. In regard to improvements, depreciation encompasses both deterioration and obsolescence. 3. In accounting, an allowance made against the loss in value of an asset for a defined purpose and computed using a specific method.

BAND OF INVESTMENT ANALYSIS

A technique in which the capitalization rates attributable to components of capital investment are weighted and computed to derive a weighted average rate attributable to the total investment.

CASH EQUIVALENCE

A price expressed in terms of cash, as distinguished from a price expressed totally or partly in terms of the face amounts of notes or other securities that cannot be sold at their face amounts. Calculating the cash-equivalent price requires an appraiser to compare transactions involving atypical financing to transactions involving comparable properties financed at typical market terms.

ELLWOOD FORMULA

Yield capitalization method that provides a formulaic solution for developing a capitalization rate for various combinations of equity yields and mortgage terms. The formula is applicable only to properties with stable or stabilized income streams and properties with income streams expected to change according to the J- or K-factor pattern.

EXPOSURE TIME

The length of time the property being appraised would have been offered on the market prior to the hypothetical consummation of a sale at the market value on the effective date of the appraisal. Exposure time is presumed to precede the effective date of the appraisal.

The reasonable exposure period is a function of price, time and use. It is not an isolated opinion of time alone. Exposure time is different for various types of property and under various market conditions. It is a retrospective opinion based on an analysis of past events, assuming a competitive and open market. It assumes not only adequate, sufficient and reasonable time but adequate, sufficient and a reasonable marketing effort. Exposure time and conclusion of value are therefore interrelated.

EXTRAORDINARY ASSUMPTIONS

An extraordinary assumption is "an assumption, directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis."

FEE SIMPLE ESTATE

Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.

HYPOTHETICAL CONDITIONS

A hypothetical condition is "that which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis."

INSURABLE VALUE

- The value of an asset or asset group that is covered by an insurance policy; can be estimated by deducting costs of noninsurable items (e.g., land value) from market value.
- Value used by insurance companies as the basis for insurance. Often considered to be replacement or reproduction cost plus allowances for debris removal or demolition less deterioration and noninsurable items. Sometimes cash value or market value, but often entirely a cost concept. (Marshall & Swift LP)

LEASED FEE INTEREST

An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the lessee are specified by contract terms contained within the lease.

LEASEHOLD INTEREST

The interest held by the lessee (the tenant or renter) through a lease transferring the rights of use and occupancy for a stated term under certain conditions.

MARKET RENT

The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations; the lessee and lessor each acting prudently and knowledgeably, and assuming consummation of a lease contract as of a specified date and the passing of the leasehold from lessor to lessee under conditions whereby:

- Lessee and lessor are typically motivated.


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- Both parties are well informed or well advised, and acting in what they consider their best interests.
- A reasonable time is allowed for exposure in the open market.
- The rent payment is made in terms of cash in United States dollars, and is expressed as an amount per time period consistent with the payment schedule of the lease contract.
- The rental amount represents the normal consideration for the property lease unaffected by special fees or concessions granted by anyone associated with the transaction.

MARKET VALUE

The following definition of market value is cited in *The Dictionary of Real Estate Appraisal*.

"The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

- Buyer and seller are typically motivated;
- Both parties are well informed or well advised, and acting in what they consider their best interests;
- A reasonable time is allowed for exposure in the open market;
- Payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and
- The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. (12 C.F.R. Part 34.42(g) *Federal Register* 34696, August 24, 1990, as amended at 57 *Federal Register* 12202, April 9, 1992; 59 *Federal Register* 29499, June 7, 1994)"

MORTGAGE-EQUITY ANALYSIS

Capitalization and investment analysis procedures that recognize how mortgage terms and equity requirements affect the value of income-producing property.

OPERATING EXPENSES:

Other Taxes, Fees & Permits - Personal property taxes, sales taxes, utility taxes, fees and permit expenses.

Property Insurance – Coverage for loss or damage to the property caused by the perils of fire, lightning, extended coverage perils, vandalism and malicious mischief, and additional perils.

Management Fees - The sum paid for management services. Management services may be contracted for or provided by the property owner. Management expenses may include supervision, on-site offices or apartments for resident managers, telephone service, clerical help, legal or accounting services, printing and postage, and advertising. Management fees may occasionally be included among recoverable operating expenses

Total Administrative Fees – Depending on the nature of the real estate, these usually include professional fees and other general administrative expenses, such as rent of offices and the services needed to operate the property. Administrative expenses can be provided either in the following expense subcategories or in a bulk total. 1) Professional Fees – Fees paid for any professional services contracted for or incurred in property operation; or 2) Other Administrative – Any other general administrative expenses incurred in property operation.

Heating Fuel - The cost of heating fuel purchased from outside producers. The cost of heat is generally a tenant expense in single-tenant, industrial or retail properties, and apartment projects with individual heating units. It is a major expense item shown in operating statements for office buildings and many apartment properties. The fuel consumed may be coal, oil, or public steam. Heating supplies, maintenance, and workers' wages are included in this expense category under certain accounting methods.

Electricity - The cost of electricity purchased from outside producers. Although the cost of electricity for leased space is frequently a tenant expense, and therefore not included in the operating expense statement, the owner may be responsible for lighting public areas and for the power needed to run elevators and other building equipment.

Gas - The cost of gas purchased from outside producers. When used for heating and air conditioning, gas can be a major expense item that is either paid by the tenant or reflected in the rent.

Water & Sewer - The cost of water consumed, including water specially treated for the circulating ice water system, or purchased for drinking purposes. The cost of water is a major consideration for industrial plants that use processes depending on water and for multifamily projects, in which the cost of sewer service usually ties to the amount of water used. It is also an important consideration for laundries, restaurants, taverns, hotels, and similar operations.

Other Utilities - The cost of other utilities purchased from outside producers.

Total Utilities - The cost of utilities net of energy sales to stores and others. Utilities are services rendered by public and private utility companies (e.g., electricity, gas, heating fuel, water/sewer and other utilities providers). Utility expenses can be provided either in expense subcategories or in a bulk total.

Repairs & Maintenance - All expenses incurred for the general repairs and maintenance of the building, including common areas and general upkeep. Repairs and maintenance expenses include elevator, HVAC, electrical and plumbing, structural/roof, and other repairs and maintenance expense items. Repairs and Maintenance expenses can be provided either in the following expense subcategories or in a bulk total. 1) Elevator - The expense of the contract and any additional expenses for elevator repairs and maintenance. This expense item may also include escalator repairs and maintenance. 2) HVAC – The expense of the contract and any additional expenses for heating, ventilation and air-conditioning systems. 3) Electrical & Plumbing - The expense of all repairs and maintenance associated with the property's electrical and plumbing systems. 4) Structural/Roof - The expense of all repairs and maintenance associated with the property's building structure and roof. 5) Pest Control – The expense of insect and rodent control. 6). Other Repairs & Maintenance - The cost of any other repairs and maintenance items not specifically included in other expense categories.

Common Area Maintenance - The common area is the total area within a property that is not designed for sale or rental, but is available for common use by all owners, tenants, or their invitees, e.g., parking and its appurtenances, malls, sidewalks, landscaped areas, recreation areas, public toilets, truck and service facilities. Common Area Maintenance (CAM) expenses can be entered in bulk or through the sub-categories. 1) Utilities – Cost of utilities that are


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included in CAM charges and passed through to tenants. 2) Repair & Maintenance – Cost of repair and maintenance items that are included in CAM charges and passed through to tenants. 3) Parking Lot Maintenance – Cost of parking lot maintenance items that are included in CAM charges and passed through to tenants. 4) Snow Removal – Cost of snow removal that are included in CAM charges and passed through to tenants. 5) Grounds Maintenance – Cost of ground maintenance items that are included in CAM charges and passed through to tenants. 6) Other CAM expenses are items that are included in CAM charges and passed through to tenants.

Painting & Decorating - This expense category is relevant to residential properties where the landlord is required to prepare a dwelling unit for occupancy in between tenancies.

Cleaning & Janitorial - The expenses for building cleaning and janitorial services, for both daytime and night-time cleaning and janitorial service for tenant spaces, public areas, atriums, elevators, restrooms, windows, etc. Cleaning and Janitorial expenses can be provided either in the following subcategories or entered in a bulk total. 1) Contract Services - The expense of cleaning and janitorial services contracted for with outside service providers. 2) Supplies, Materials & Misc. - The cost any cleaning materials and any other janitorial supplies required for property cleaning and janitorial services and not covered elsewhere. 3) Trash Removal - The expense of property trash and rubbish removal and related services. Sometimes this expense item includes the cost of pest control and/or snow removal .4) Other Cleaning/Janitorial - Any other cleaning and janitorial related expenses not included in other specific expense categories.

Advertising & Promotion - Expenses related to advertising, promotion, sales, and publicity and all related printing, stationary, artwork, magazine space, broadcasting, and postage related to marketing.

Professional Fees - All professional fees associated with property leasing activities including legal, accounting, data processing, and auditing costs to the extent necessary to satisfy tenant lease requirements and permanent lender requirements.

Total Payroll - The payroll expenses for all employees involved in the ongoing operation of the property, but whose salaries and wages are not included in other expense categories. Payroll expenses can be provided either in the following subcategories or entered in a bulk total. 1) Administrative Payroll - The payroll expenses for all employees involved in on-going property administration. 2) Repair & Maintenance Payroll - The expense of all employees involved in on-going repairs and maintenance of the property. 3) Cleaning Payroll - The expense of all employees involved in providing on-going cleaning and janitorial services to the property 4) Other Payroll - The expense of any other employees involved in providing services to the property not covered in other specific categories.

Security - Expenses related to the security of the Lessees and the Property. This expense item includes payroll, contract services and other security expenses not covered in other expense categories. This item also includes the expense of maintenance of security systems such as alarms and closed circuit television (CCTV), and ordinary supplies necessary to operate a security program, including batteries, control forms, access cards, and security uniforms.

Roads & Grounds - The cost of maintaining the grounds and parking areas of the property. This expense can vary widely depending on the type of property and its total area. Landscaping improvements can range from none to extensive beds, gardens and trees. In addition, hard-surfaced public parking areas with drains, lights, and marked car spaces are subject to intensive wear and can be costly to maintain.

Other Operating Expenses - Any other expenses incurred in the operation of the property not specifically covered elsewhere.

Real Estate Taxes - The tax levied on real estate (i.e., on the land, appurtenances, improvements, structures and buildings); typically by the state, county and/or municipality in which the property is located.

PROSPECTIVE VALUE OPINION

A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new use, or that have not achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written.

PROSPECTIVE VALUE UPON REACHING STABILIZED OCCUPANCY

The value of a property as of a point in time when all improvements have been physically constructed and the property has been leased to its optimum level of long-term occupancy. At such point, all capital outlays for tenant improvements, leasing commissions, marketing costs and other carrying charges are assumed to have been incurred.

VALUE AS IS

The value of specific ownership rights to an identified parcel of real estate as of the effective date of the appraisal. It relates to what physically exists and is legally permissible and excludes all assumptions concerning hypothetical market conditions or possible rezoning.


CUSHMAN &
WAKEFIELD.

ADDENDA


CUSHMAN &
WAKEFIELD.

ADDENDUM A: ENGAGEMENT LETTER


CUSHMAN &
WAKEFIELD

Todd Canterbury, MAI
Senior Director


CUSHMAN &
WAKEFIELD®

Cushman & Wakefield of Washington, D.C., Inc.
1717 Pennsylvania Avenue, NW, Suite 500
Washington, DC 20006
202-739-0386 Tel
202-223-8963 Fax
todd.canterbury@cushwake.com

July 7, 2010

Rocco A. Liscio, CA
Executive Vice President and Chief Financial Officer
MI DEVELOPMENTS, INC.
455 Magna Drive
Aurora, Ontario L4G 7A9

Re: **Laurel Park**
3600 Laurel Fort Meade Road
Laurel, MD 20724

Dear Mr. Liscio:

Thank you for requesting our proposal for appraisal services. This proposal letter will become, upon your acceptance, our letter of engagement to provide the services outlined herein.

TERMS OF ENGAGEMENT

I. PROBLEM IDENTIFICATION

The Parties To This Agreement: The undersigned Cushman & Wakefield affiliated company and MI DEVELOPMENTS, INC. (herein at times referred to as "Client")

Intended Users: The Client and its auditors, E&Y are the identified Intended Users of the appraisal. Additonally, the appraisal will be filed with securities regulators as part of the Client' public filings. The appraisal may not be distributed to or relied upon by other persons or entities.

Intended Use: Internal review by the Client and its auditors

Type of Opinion and Rights Appraised: The Market value of the Fee Simple Interest of the subject land is to be appraised, as if vacant, and available to be developed at its highest and best use.

The market value of the subject property under its current use as a horse racing facility will not be analyzed.

Date Of Value: Date of Inspection

Subject of the Assignment and Relevant Characteristics: The subject property is to be the property known as Laurel Park, as identified as Anne Arundel County tax parcel 04-000-03593300, which consists of approximately 287.23 acres.

Assignment Conditions: The assignment will incorporate extraordinary assumptions and/or hypothetical conditions only as needed.

II. ANTICIPATED SCOPE OF WORK

USPAP Compliance: The undersigned Cushman & Wakefield affiliated company and/or its designated affiliate or subsidiary (herein at times "C&W") will develop an appraisal in accordance with USPAP and the Code of Ethics and Certification Standards of the Appraisal Institute.

General Scope of Work:

- Property Inspection to the extent necessary to adequately identify the real estate
- Research relevant market data, in terms of quantity, quality, and geographic comparability, to the extent necessary to produce credible appraisal results
- Consider and develop those approaches relevant and applicable to the appraisal problem. Based on our discussions with the Client, we anticipate developing the following valuation approaches, although the final determination will be made by the appraiser:
- Income Capitalization Approach through the incorporation of a discounted cash flow analysis of the potential land development.
- Sales Comparison Approach

III. REPORTING AND DISCLOSURE

Scope of Work Disclosure: The actual Scope of Work will be reported within the report.

Reporting Option: The appraisal will be communicated in a Self-Contained report.

Fee: $6,000. All invoices are due upon receipt. The Client shall be solely responsible for C&W's fees. Acknowledgement of this obligation is made by the countersignature to this agreement by an authorized representative.

Additional Expenses: Fee quoted is inclusive of expenses related to the preparation of the report.

Retainer: A retainer is not required for this assignment in order to commence work.

Report Copies: The report will be delivered in electronic format. Up to three hard copies will be provided upon request.

Start Date: The appraisal process will initiate upon receipt of signed agreement, applicable retainer, and the receipt of the property specific data.

Acceptance Date: This proposal is subject to withdrawal if the engagement letter is not executed by the Client within four (4) business days.

Report Delivery: July 19, 2010, assuming prompt receipt of necessary property information. Payment of the fee shall be due and payable upon delivery of the report.


CUSHMAN &
WAKEFIELD

Changes to Agreement:	The identity of the Client, intended users, or intended use; the date of value; type of value or interest appraised; or property appraised cannot be changed without a new agreement.
Prior Service Disclosure:	The engaging or principal appraiser has provided services regarding the subject property within the prior three years.
Conflicts of Interest:	C&W adheres to a strict internal conflict of interest policy. If we discover in the preparation of our appraisal a conflict with this assignment we reserve the right to withdraw from the assignment without penalty.
Further Conditions of Engagement:	The Conditions of Engagement attached hereto are incorporated herein and are part of this letter of engagement.

Thank you for calling on us to render these services and we look forward to working with you.

Sincerely,
CUSHMAN & WAKEFIELD OF WASHINGTON, D.C., INC.

Todd Canterbury, MAI
Senior Director

cc:

AGREED:
CLIENT: MI DEVELOPMENTS, INC.

By: Rocco A. Liscio, Ca Date: July 9/10

Title: Executive Vice President and Chief Financial Officer

E-mail Address/Phone & Fax Nos.: Rocco_liscio@midevelopments.com
905-726-7507

Information Needed to Complete the Assignment

CAN NOT BEGIN APPRAISAL WITHOUT:

- Tax Parcel Numbers for all parcels (Maryland: must have a tax bill for each parcel)
- Current Rent Roll
- Historical Operating Statements (past 2-3 years)
- Current or Proposed Operating Budget
- Recent Reconciliation for Tenant Operating Expense Reimbursements
- Current Sale Contact
- Copy of Ground Lease (if applicable)

HELPFUL:

- Site Plan
- Leases or Lease Abstracts
- Copy of Offering Memorandum or Loan Submission Package
- ARGUS discounted cash flow analysis model
- Details on Tenant Changes (known move-outs, non-renewals, early terminations, pending leases)
- Details on Miscellaneous Income (antenna, storage, parking etc)
- Details on Percentage Rents Received
- Details on Recent Capital Improvements and / or Capital Improvement Budget
- Capital Improvement Budget
- Details of Proposed Redevelopment Plans (if applicable)
- Details of Excess Land Area (if applicable)
- Tenant Improvement Costs for Recent Lease Deals
- Details on Major Easements Encumbering the Property
-

IF AVAILABLE:

- Legal Description
- Construction Costs (if recently built)
- Recent Environmental of Hazardous Material Study
- Recent ADA (American Disabilities Act) Study

Todd Canterbury, MAI
Cushman & Wakefield of Washington DC
1717 Pennsylvania Avenue, NW
Suite 500
Washington, DC 20006

Phone: (202)-739-0386
Fax: (202)-223-8963
E-Mail: todd.canterbury@cushwake.com

CONDITIONS OF ENGAGEMENT

1) The Client and any Intended Users identified herein should consider the appraisal as only one factor together with its independent investment considerations and underwriting criteria in its overall investment decision. The appraisal cannot be used by any party or for any purpose other than as specified in this engagement letter.

2) Federal banking regulations require banks and savings and loan associations to employ appraisers where a FIRREA compliant appraisal must be used in connection with mortgage loans or other transactions involving federally regulated lending institutions, including mortgage bankers/brokers. Because of that requirement, this appraisal, if ordered independent of a financial institution or agent, may not be accepted by a federally regulated financial institution. This appraisal will be prepared in accordance with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation, the Standards of Professional Practice and the Code of Ethics of the Appraisal Institute.

3) The appraisal report will be subject to our standard Assumptions and Limiting Conditions, which will be incorporated into the appraisal. All users of the appraisal report are specifically cautioned to understand any Extraordinary Assumptions and Hypothetical Conditions which may be employed by the appraiser and incorporated into the appraisal.

4) The appraisal report or our name may not be used in any offering memoranda or other investment material without the prior written consent of C&W, which may be given at the sole discretion of C&W. Any such consent, if given, shall be conditioned upon our receipt of an indemnification agreement from a party satisfactory to us and in a form satisfactory to us. Furthermore, Client agrees to pay the fees of C&W's legal counsel for the review of the material which is the subject of the requested consent. If the appraisal is referred to or included in any offering material or prospectus, the appraisal shall be deemed referred to or included for informational purposes only and C&W, its employees and the appraiser have no liability to such recipients. C&W disclaims any and all liability to any party other than the party which retained C&W to prepare the appraisal.

5) In the event the Client provides a copy of this appraisal to, or permits reliance thereon by, any person or entity not an identified Intended User at the time of the assignment and authorized by C&W in writing to use or rely thereon, Client hereby agrees to indemnify and hold C&W, its affiliates and the respective shareholders, directors, officers and employees, harmless from and against all damages, expenses, claims and costs, including attorney's fees, incurred in investigating and defending any claim arising from or in any way connected to the use of, or reliance upon, the appraisal by any such unauthorized person or entity.

6) The balance of the fee for the appraisal will be due upon delivery of the report. Payment of the fee is not contingent on the appraised value, outcome of the consultation report, a loan closing, or any other prearranged condition. Additional fees will be charged on an hourly basis for any work, which exceeds the scope of this proposal, including performing additional valuation scenarios, additional research and conference calls or meetings with any party, which exceed the time allotted by C&W for an assignment of this nature. If we are requested to stop working on this assignment, for any reason, prior to our completion of the appraisal, C&W will be entitled to bill the Client for the time expended to date at C&W's hourly rates for the personnel involved.

7) If C&W or any of its affiliates or any of their respective employees receives a subpoena or other judicial command to produce documents or to provide testimony involving this assignment in connection with a lawsuit or proceeding, C&W will use reasonable efforts to notify the Client of our receipt of same. However, if C&W or any of its affiliates are not a party to these proceedings, Client agrees to compensate C&W or its affiliate for the professional time and reimburse C&W or its affiliate for the actual expense that it incurs in responding to any such subpoena or judicial command, including attorneys' fees, if any, as they are incurred. C&W or its affiliate will be compensated at the then prevailing hourly rates of the personnel responding to the subpoena or command for testimony.

8) By signing this agreement Client expressly agrees that its sole and exclusive remedy for any and all losses or damages relating to this agreement or the appraisal shall be limited to the amount of the appraisal fee paid by the Client. In the event that the Client, or any other party entitled to do so, makes a claim against C&W or any of its affiliates or any of their respective officers or employees in connection with or in any way relating to this engagement or the appraisal, the maximum damages recoverable from C&W or any of its affiliates or their respective officers or employees shall be the amount of the monies actually collected by C&W or any of its affiliates for this assignment and under no circumstances shall any claim for consequential damages be made.

9) It is acknowledged that any opinions and conclusions expressed by the professionals of C&W or its affiliates during this assignment are representations made as employees and not as individuals. C&W's or its affiliate's responsibility is limited to the Client, and use of our product by third parties shall be solely at the risk of the Client and/or third parties.

10) The fees and expenses shall be due C&W as agreed in this letter. If it becomes necessary to place collection of the fees and expenses due C&W in the hands of a collection agent and/or an attorney (whether or not a legal action is filed) Client agrees to pay all fees and expenses including attorney's fees incurred by C&W in connection with the collection or attempted collection thereof.

ADDENDUM B:
LAND SALE DATA SHEETS - RETAIL


CUSHMAN &
WAKEFIELD.


Photo
not
available.
C&W

Clemson Corner
US Route 15 & MD Route 26
Frederick, MD 21701
MSA: Washington
Frederick County

Property Type:	Land
Property Subtype:	Retail
ID:	175146
APN:	28-535031

PROPERTY INFORMATION

Site Area (Acres):	37.68	Public Utilities:	All Available
Site Area (SqFt):	1,641,267	Electricity:	N/A
Zoning:	C3	Water:	N/A
Utility:	Good	Sewer:	N/A
Access:	Good	Gas:	N/A
Frontage:	Good	Proposed Use:	Shopping Center
Visibility:	Good	Maximum FAR:	0.23
Shape:	Irregular	Building Area:	380,000
Topography:	Irregular	Potential Units:	N/A

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$5.85
Sale Date:	8/2009	Price per Acre:	$254,777
Sale Price:	$9,600,000	Price per Building Area:	$25.26
Grantor:	Clemson Properties	Price per Potential Units:	N/A
Grantee:	Clemson Corner LLC		
Value Interest:	Fee Simple		
Ground Lease:	No		

VERIFICATION COMMENTS

N/A

COMMENTS

This site is located at the intersection of U.S. Route 15 and Maryland Route 26 in Frederick. Faison Enterprises acquired the site for the construction of Clemson Corner shopping center, which will be anchored by a 140,000 square foot Wegman's. Other anchor tenants will be Lowe's and Marshall's. Faison had spent five years gaining approvals for the shopping center, which included having the land annexed into the City of Frederick in order to obtain access to public water.


CUSHMAN &
WAKEFIELD.


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Grocery-Anchored Center
Baltimore National Pike
Frederick, MD 21701
MSA: Washington
Frederick County

Property Type:	Land
Property Subtype:	Retail
ID:	154362
APN:	02-177145

PROPERTY INFORMATION

Site Area (Acres):	10.86	Public Utilities:	All Available
Site Area (SqFt):	473,149	Electricity:	N/A
Zoning:	GC	Water:	N/A
Utility:	Good	Sewer:	N/A
Access:	Good	Gas:	N/A
Frontage:	Good	Proposed Use:	Shopping Center
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	120,000
Topography:	Level	Potential Units:	N/A

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$7.40
Sale Date:	12/2008	Price per Acre:	$322,284
Sale Price:	$3,500,000	Price per Building Area:	$29.17
Grantor:	Gladhill & Bare et al	Price per Potential Units:	N/A
Grantee:	Patrick Street Realty		
Value Interest:	Fee Simple		
Ground Lease:	N/A		

VERIFICATION COMMENTS

N/A

COMMENTS

This parcel is located between Baltimore National Pike (Route 144) and I-70, just west of the Monacacy River in Frederick. Construction of a 120,000 square foot, grocery-anchored shopping center was planned within one year of the site acquisition. The buyer had the property under contract for 18-24 months during the rezoning process.


CUSHMAN &
WAKEFIELD.



Brandywine Crossing - Costco Site
16006 E. Crain Highway
Brandywine, MD 20613
MSA: Washington
Prince George's County

Property Type:	Land
Property Subtype:	Retail
ID:	155158
APN:	11-3934106; Tax Map: 155, Grid: A4, Block: A, Parcel: 11

PROPERTY INFORMATION

Site Area (Acres):	17.02	Public Utilities:	All Available
Site Area (SqFt):	741,391	Electricity:	Yes
Zoning:	C-S-C	Water:	Yes
Utility:	Good	Sewer:	Yes
Access:	Good	Gas:	Yes
Frontage:	Good	Proposed Use:	Shopping Center
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	148,000
Topography:	Level	Potential Units:	N/A

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$9.76
Sale Date:	7/2008	Price per Acre:	$424,990
Sale Price:	$7,233,333	Price per Building Area:	$48.87
Grantor:	Faison Brandywine, LLC	Price per Potential Units:	N/A
Grantee:	Costco Wholesale Corporation		
Value Interest:	Fee Simple		
Ground Lease:	No		

VERIFICATION COMMENTS

Seller

COMMENTS

This was the sale of finished parcel located within the Brandywine Crossing Shopping Center development. The 72-acre power center project is located along the east side of Crain Highway at the intersection of Metapeake Business Drive. Upon completion, the Brandywine Crossing Shopping Center will be improved with a 190,000 SF power center, plus two shadow anchors including a 127,000 SF Target store (site acquired separately) and a 148,000 SF Costco store. Costco acquired this 17.02 acre parcel for $3,000,000, plus $4,233,000 for site improvement costs completed by the land developer.


CUSHMAN &
WAKEFIELD



Brandywine Crossing- Target Site
15922 E. Crain Highway
Brandywine, MD 20613
MSA: Washington
Prince George's County

Property Type:	Land
Property Subtype:	Retail
ID:	155167
APN:	11-3920204; Tax Map: 155, Grid: A4, Block: B, Parcel: 3

PROPERTY INFORMATION

Site Area (Acres):	10.77	Public Utilities:	All Available
Site Area (SqFt):	469,190	Electricity:	Yes
Zoning:	C-S-C	Water:	Yes
Utility:	Good	Sewer:	Yes
Access:	Good	Gas:	Yes
Frontage:	Good	Proposed Use:	Shopping Center
Visibility:	Excellent	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	127,000
Topography:	Level	Potential Units:	N/A

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$14.17
Sale Date:	7/2008	Price per Acre:	$617,456
Sale Price:	$6,650,000	Price per Building Area:	$52.36
Grantor:	Faison Brandywine, LLC	Price per Potential Units:	N/A
Grantee:	Target Corporation		
Value Interest:	Fee Simple		
Ground Lease:	No		

VERIFICATION COMMENTS

Seller

COMMENTS

This was the sale of finished parcel located within the Brandywine Crossing Shopping Center development. The 72-acre power center project is located along the east side of Crain Highway at the intersection of Metapeake Business Drive. Upon completion, the Brandywine Crossing Shopping Center will be improved with a 190,000 SF power center, plus two shadow anchors including a 148,000 SF Costco store (site sold separately) and a 127,000 SF Target store. Target acquired this parcel for $2,800,000, plus $3,850,000 for site improvement costs completed by the land developer.


CUSHMAN &
WAKEFIELD.


BRANDYWINE CROSSING

Brandywine Crossing
15600 Crain Highway
Brandywine, MD 20613
MSA: Washington
Prince George's County

Property Type:	Land
Property Subtype:	Retail
ID:	117880
APN:	11-1157031

PROPERTY INFORMATION

Site Area (Acres):	52.91	Public Utilities:	All Available
Site Area (SqFt):	2,304,760	Electricity:	N/A
Zoning:	I-1	Water:	N/A
Utility:	Good	Sewer:	N/A
Access:	Good	Gas:	N/A
Frontage:	Good	Proposed Use:	Shopping Center
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	495,277
Topography:	Level	Potential Units:	N/A

SALE INFORMATION

Sale Status:	In-Contract	Price per SqFt:	$5.53
Sale Date:	3/2007	Price per Acre:	$240,994
Sale Price:	$12,751,000	Price per Building Area:	$25.75
Grantor:	Multiple Entities	Price per Potential Units:	N/A
Grantee:	Faison Brandywine Investors, LLC		
Value Interest:	Fee Simple		
Ground Lease:	N/A		

VERIFICATION COMMENTS

Third Party
Maryland Department of Assessments and Taxation
RealQuest

COMMENTS

The site is located on U.S. Route 301 in southern Prince George's County. This is an assemblage of 21 parcels of land acquired for construction of a power center. The majority of the site was acquired between 12/06 and 3/07; however, some of the parcels are still under contract of sale. The buyer assembled the site as vacant industrial land, had it rezoned, and is in the process of obtaining all of the necessary approvals for the proposed development. A total of 12 acres will be sold to Target for $6.65 million and 15 acres will be sold to Costco for $7.0 million, which will build their


CUSHMAN &
WAKEFIELD

ADDENDUM C:
LAND SALE DATA SHEETS - HOTEL




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Hotel Site
10600 Red Run Boulevard
Owings Mills, MD
MSA: Baltimore

Property Type:	Land
Property Subtype:	N/A
ID:	172853
APN:	04-2500003928

PROPERTY INFORMATION

Site Area (Acres):	3.94	Public Utilities:	All Available
Site Area (SqFt):	171,626	Electricity:	N/A
Zoning:	ML-IM	Water:	N/A
Utility:	Good	Sewer:	N/A
Access:	Good	Gas:	N/A
Frontage:	Good	Proposed Use:	Hospitality
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	N/A
Topography:	Level	Potential Units:	120

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$17.48
Sale Date:	7/2008	Price per Acre:	$761,421
Sale Price:	$3,000,000	Price per Building Area:	N/A
Grantor:	Owings Mills Investment Properties, LL	Price per Potential Units:	$25,000.00
Grantee:	Columbia Hospitality, Inc.		
Value Interest:	Fee Simple		
Ground Lease:	N/A		

VERIFICATION COMMENTS

Buyer with Baywood Hotels

COMMENTS

The site is planned for a 120-room Courtyard by Marriott. The site included nearly 5.0 acres, but only a portion was considered usable land area.


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Marriott Residence Inn
Technology Place
Waldorf, MD 20602
MSA: Washington
Charles County

Property Type:	Land
Property Subtype:	Other
ID:	154330
APN:	06-323510

PROPERTY INFORMATION

Site Area (Acres):	4.17	Public Utilities:	All Available
Site Area (SqFt):	181,645	Electricity:	N/A
Zoning:	PEP	Water:	N/A
Utility:	Good	Sewer:	N/A
Access:	Good	Gas:	N/A
Frontage:	Good	Proposed Use:	Hospitality
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	N/A
Topography:	Level	Potential Units:	98

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$8.81
Sale Date:	4/2008	Price per Acre:	$383,693
Sale Price:	$1,600,000	Price per Building Area:	N/A
Grantor:	Manekin	Price per Potential Units:	$16,326.53
Grantee:	Waldorf Hospitality		
Value Interest:	Fee Simple		
Ground Lease:	N/A		

VERIFICATION COMMENTS

N/A

COMMENTS

This site is approved for the development of a 98-room Marriott Residence Inn hotel. It is part of the 64-acre Waldorf Technology Park that is located one block west of Route 301 in Waldorf at the intersection of Western Parkway and Berry Road (Route 228). Construction commenced shortly after the land acquisition.


CUSHMAN &
WAKEFIELD.


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Marriott Residence Inn & Courtyard
1330 Caraway Ct
Landover, MD 20785
MSA: Washington
Prince George's County

Property Type:	Land
Property Subtype:	Other
ID:	128664
APN:	13-3840832

PROPERTY INFORMATION

Site Area (Acres):	8.68	Public Utilities:	All Available
Site Area (SqFt):	378,318	Electricity:	N/A
Zoning:	I-3	Water:	N/A
Utility:	Good	Sewer:	N/A
Access:	Good	Gas:	N/A
Frontage:	Good	Proposed Use:	N/A
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	N/A
Topography:	Level	Potential Units:	200

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$6.66
Sale Date:	4/2007	Price per Acre:	$290,323
Sale Price:	$2,520,000	Price per Building Area:	N/A
Grantor:	Rouse-Teachers Properties, Inc.	Price per Potential Units:	$12,600.00
Grantee:	R I Heritage Inn of Inglewood, LLC		
Value Interest:	Fee Simple		
Ground Lease:	N/A		

VERIFICATION COMMENTS

N/A

COMMENTS

This site is located in the Inglewood Business Park in the northeast quadrant of the Arena Drive interchange on I-95. The site was approved for two, four-story hotels including a Marriot Residence Inn and a Marriott Courtyard. Each would have 100 units with surface parking.


CUSHMAN &
WAKEFIELD

LAND SALE COMPARABLE - 4


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Arundel Mills Hotel Sites
7522 Teague Road
Hanover, MD 21401
MSA: Baltimore
Anne Arundel County

Property Type:	Land
Property Subtype:	Commercial
ID:	112178
APN:	04-000-90034461

PROPERTY INFORMATION

Site Area (Acres):	4.46	Public Utilities:	All Available
Site Area (SqFt):	194,169	Electricity:	N/A
Zoning:	C-2	Water:	N/A
Utility:	Good	Sewer:	N/A
Access:	Good	Gas:	N/A
Frontage:	Good	Proposed Use:	Hospitality
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	N/A
Topography:	Level	Potential Units:	450

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$43.52
Sale Date:	10/2006	Price per Acre:	$1,894,619
Sale Price:	$8,450,000	Price per Building Area:	N/A
Grantor:	Michael G. Miller	Price per Potential Units:	$18,777.78
Grantee:	LTD Management		
Value Interest:	Fee Simple		
Ground Lease:	N/A		

VERIFICATION COMMENTS

Buyer

COMMENTS

This site is located at the intersection of Arundel Mills Boulevard and Maryland Route 100 in Hanover. It is across from Arundel Mills Mall and near BWI Airport. Two hotels are planned including a 200-room Sheraton full-service and a 250-room Aloft by Westin. Structured parking is required to accommodate two hotels at an expected cost of $2,450,000. As this is not typical for suburban hotels, this cost is included in the sale price as the recorded consideration was $6,000,000.


CUSHMAN &
WAKEFIELD.


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Three-Hotel Development Site
Maryland Science and Technology Center
Bowie, MD
MSA: Washington
Prince George's County

Property Type:	Land
Property Subtype:	Commercial
ID:	125926
APN:	N/A

PROPERTY INFORMATION

Site Area (Acres):	8.60	Public Utilities:	All Available
Site Area (SqFt):	374,616	Electricity:	N/A
Zoning:	CM	Water:	N/A
Utility:	Good	Sewer:	N/A
Access:	Good	Gas:	N/A
Frontage:	Good	Proposed Use:	Hospitality
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	N/A
Topography:	Irregular	Potential Units:	359

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$17.56
Sale Date:	9/2006	Price per Acre:	$765,116
Sale Price:	$6,580,000	Price per Building Area:	N/A
Grantor:	St Johns Properties	Price per Potential Units:	$18,328.69
Grantee:	Hospitality Development Group		
Value Interest:	Fee Simple		
Ground Lease:	N/A		

VERIFICATION COMMENTS

N/A

COMMENTS

The property was planned for development with three hotels, including a Courtyard by Marriott, Residence Inn and Springhill Suites. A total of 359 rooms will be developed.


CUSHMAN &
WAKEFIELD

ADDENDUM D:
LAND SALE DATA SHEETS – MIXED-USE




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Coca Cola Site
Corporate Center Drive
Hanover, MD 21076
MSA: Baltimore
Howard County

Property Type:	Land
Property Subtype:	Planned Development (PUD)
ID:	175250
APN:	01-215507, 01-215582

PROPERTY INFORMATION

Site Area (Acres):	122.00	Public Utilities:	All Available
Site Area (SqFt):	5,314,320	Electricity:	N/A
Zoning:	M2	Water:	N/A
Utility:	Good	Sewer:	N/A
Access:	Good	Gas:	N/A
Frontage:	Good	Proposed Use:	Mixed Use
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	2,540,000
Topography:	Irregular	Potential Units:	N/A

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$3.39
Sale Date:	3/2010	Price per Acre:	$147,541
Sale Price:	$18,000,000	Price per Building Area:	$7.09
Grantor:	Mid-Atlantic Coca Cola Bottling	Price per Potential Units:	N/A
Grantee:	Kellogg-CCP LLC		
Value Interest:	Fee Simple		
Ground Lease:	No		

VERIFICATION COMMENTS

N/A

COMMENTS

This site is just north of Route 100 between U.S. Route 1 and the Baltimore Washington Parkway. It is adjacent tc the Dorsey Road MARC station. The property went under contract in 2009 and the buyer, Preston Partners, immediately filed a rezoning request seeking to change to a Transit Oriented Development (TOD) zone, in order to build a mix of residential and office. Although much of the surrounding area is developed with flex and office, Preston is seeking approximately 1,400 multi-family residential units and about 1,000,000 square feet of office. As of settlement, the zoning case had not been determined.


CUSHMAN &
WAKEFIELD



Gateway South Site
1501 Russell Street
Baltimore, MD 21230
MSA: Baltimore
Baltimore City County

Property Type:	Land
Property Subtype:	Planned Development (PUD)
ID:	148939
APN:	Block: 841, Lots: 1, 2, 4, et al

PROPERTY INFORMATION

Site Area (Acres):	13.00	Public Utilities:	All Available
Site Area (SqFt):	566,280	Electricity:	Yes
Zoning:	M-2-3	Water:	Yes
Utility:	Good	Sewer:	Yes
Access:	Good	Gas:	Yes
Frontage:	Average	Proposed Use:	Mixed Use
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	1,310,000
Topography:	Level	Potential Units:	N/A

SALE INFORMATION

Sale Status:	In-Contract	Price per SqFt:	$23.44
Sale Date:	1/2009	Price per Acre:	$1,021,154
Sale Price:	$13,275,000	Price per Building Area:	$10.13
Grantor:	Mayor & City Council of Baltimore	Price per Potential Units:	N/A
Grantee:	Cormody Development/Ray Lewis		
Value Interest:	Fee Simple		
Ground Lease:	No		

VERIFICATION COMMENTS

Seller, Buyer representatives

COMMENTS

This site is located on the east side of Russell Street and has water frontage along the outer harbor. Gateway South is a development site that was offered by Baltimore City and was awarded to the Cormony Development team in January, 2007 after a competitive RFP process. The development plan (which has already received master plan approval from the City) is for a transit oriented mixed-use project that includes 1,000,000 sf of class A office space, 150,000 sf of retail, a 90,000 sf indoor sportsplex, a 70,000 sf multimodal transportation terminal, and parking. This contract sale is scheduled to setting in three phases.


CUSHMAN &
WAKEFIELD.



StonebridgeCarras Site
8305 & 8335 Telegraph Road
Odenton, MD 21113
MSA: Baltimore
Anne Arundel County

Property Type:	Land
Property Subtype:	Planned Development (PUD)
ID:	136995
APN:	04-90059937 04-90047598 04-90062382

PROPERTY INFORMATION

Site Area (Acres):	23.12	Public Utilities:	All Available
Site Area (SqFt):	1,007,107	Electricity:	Yes
Zoning:	W-2	Water:	Yes
Utility:	Good	Sewer:	Yes
Access:	Good	Gas:	Yes
Frontage:	Good	Proposed Use:	Mixed Use
Visibility:	Good	Maximum FAR:	1.33
Shape:	Irregular	Building Area:	1,339,452
Topography:	Level	Potential Units:	N/A

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$7.60
Sale Date:	4/2008	Price per Acre:	$330,882
Sale Price:	$7,650,000	Price per Building Area:	$5.71
Grantor:	Formica Corporation	Price per Potential Units:	N/A
Grantee:	S/C Odenton III, LLC		
Value Interest:	Fee Simple		
Ground Lease:	No		

VERIFICATION COMMENTS

Reliable Third Party

COMMENTS

This is the acquisition of multiple parcels along the eastern side of Telegraph Road just north of Route 175 and just east of Fort Meade. The parcels were improved with obsolete industrial buildings slated for demolition. The buyer already owns adjacent land and this acquisition gives them about 55 acres of contiguous land. A rezoning to a "Town Center" designation will be attempted to permit as much as 2.9 million square feet of mixed-use development including retail, office, warehouse and residental. Under current zoning, they can build 1.8 million square feet (1.33 FAR) on the entire 55 acre site.


CUSHMAN &
WAKEFIELD.



Arundel Gateway
Laurel Fort Meade Road
Laurel, MD 20724
MSA: Baltimore
Anne Arundel County

Property Type:	Land
Property Subtype:	Planned Development (PUD)
ID:	137420
APN:	Various including 04-000-04881730

PROPERTY INFORMATION

Site Area (Acres):	189.70	Public Utilities:	All Available
Site Area (SqFt):	8,263,332	Electricity:	Yes
Zoning:	W1	Water:	Yes
Utility:	Good	Sewer:	Unknown
Access:	Good	Gas:	Yes
Frontage:	Good	Proposed Use:	Mixed Use
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	1,750,000
Topography:	Level	Potential Units:	N/A

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$3.21
Sale Date:	3/2008	Price per Acre:	$139,800
Sale Price:	$26,520,000	Price per Building Area:	$15.15
Grantor:	Various	Price per Potential Units:	N/A
Grantee:	PR II Arundel Gateway Land		
Value Interest:	Fee Simple		
Ground Lease:	No		

VERIFICATION COMMENTS

Reliable Third Party

COMMENTS

This sale represents the three initial transactions in the assemblage of land that will become Arundel Gateway. Located in the southeastern quadrant of Maryland Routes 198 and 295, the site is just south of Fort Meade. Ribera Development and Greenberg Gibbons Commercial are planning a mixed-use project containing 1,600 residential units, 250,000 square feet of retail and 100,000 square feet of office on about 300 acres. As these transactions represent about 60% of the assemblage, we have estimated the potential building area at 1.75 million square feet (60% of 2.9 msf, assuming the residential averages 1,600 sf per unit).


CUSHMAN & WAKEFIELD.


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One Loudoun Center
20759 Loudoun County Parkway
Ashburn, VA 20147
MSA: Washington
Loudoun County

Property Type:	Land
Property Subtype:	Office
ID:	113867
APN:	057-10-2844

PROPERTY INFORMATION

Site Area (Acres):	361.83	Public Utilities:	All Available
Site Area (SqFt):	15,761,315	Electricity:	N/A
Zoning:	Various	Water:	N/A
Utility:	Good	Sewer:	N/A
Access:	Good	Gas:	N/A
Frontage:	Good	Proposed Use:	N/A
Visibility:	Good	Maximum FAR:	N/A
Shape:	Irregular	Building Area:	5,200,000
Topography:	Irregular	Potential Units:	N/A

SALE INFORMATION

Sale Status:	Recorded Sale	Price per SqFt:	$7.31
Sale Date:	3/2007	Price per Acre:	$318,382
Sale Price:	$115,200,000	Price per Building Area:	$22.15
Grantor:	One Loudoun AIP (Avanti)	Price per Potential Units:	N/A
Grantee:	MMS One Loudoun Center		
Value Interest:	Fee Simple		
Ground Lease:	N/A		

VERIFICATION COMMENTS

Public records

COMMENTS

This site is located in the southwest quadrant of the intersection of Route 7 and Loudoun County Parkway. The proposed project underwent a contested, multi-year approval process which concluded in January 2007. The site was approved for approximately 3 million square feet of office space, 700,000 square feet of retail and 1,000 residential units. The developer is a joint venture between Meridian and Miller & Smith. Our density estimate assumes 1,500 square feet per dwelling unit.


CUSHMAN &
WAKEFIELD.

ADDENDUM E:
QUALIFICATION OF THE APPRAISERS


CUSHMAN &
WAKEFIELD

PROFESSIONAL QUALIFICATIONS

Todd W. Canterbury, MAI
Senior Director, Valuation & Advisory Services

Senior Director, Cushman & Wakefield, Inc., Washington, D.C., a full service real estate organization specializing in appraisal and consultation. December 2006 to Present

Senior Real Estate Analyst, CB Richard Ellis, McLean, VA. Specialized in commercial real estate appraisals. April 2001 to October 2006

Senior Appraiser, Cushman & Wakefield Inc., Washington, D.C., a full service real estate organization specializing in appraisal and consultation. November 1997 to April 2001

Appraiser, Various Commercial Appraisal Firms, metropolitan Washington, DC. Employed as an Independent Contractor by various local appraisal firms. December 1991 to November 1997

Vice President, Kentstone, Ltd., The Plains, VA. Performed construction management and superintendent function for a small commercial and residential development firm. November 1985 to December 1991

Accountant, Edward R. Carr & Associates, Annandale, VA, Accountant for regional homebuilder. April 1985 to November 1985

Accountant, The Calibre Company of Virginia, Fairfax, VA, Accountant for regional homebuilder. April 1984 to April 1985

Appraisal Experience

Office Buildings
Regional Malls
Outlet Centers
Department Stores
Multi-Family Properties
Hospitals
Nursing Homes
Residential Subdivisions
Restaurants
Self-Storage
Miniature Golf Courses
Mixed Use Properties
Hotel/Motel
Commercial Land
Medical Office Buildings
Power Centers
Community & Neighborhood Shopping Centers
Industrial Buildings
Condominium Developments
Continuum of Care Retirement Facilities
Assisted Living Facilities
Mobile Home Parks
Movie Theaters
Parking Garages
Golf Driving Ranges
Religious and Educational Facilities
Kennels
Brewery


CUSHMAN &
WAKEFIELD®

Education
Bachelor of Business Administration - Accounting
College of William & Mary, Williamsburg, Virginia

Appraisal Education
Appraisal Institute Courses:

#110 – Basic Appraisal Principles
#120 - Basic Appraisal Procedures
#310 – Basic Income Capitalization
#510 – Advanced Income Capitalization
#410 - Standards of Professional Appraisal Practice, Part A (USPAP)
#420 - Standards of Professional Appraisal Practice, Part B (AI)
#540 – Report Writing and Valuation Analysis
#550 - Advanced Applications

Memberships, Licenses and Professional Affiliations

Member, Appraisal Institute, 1996 (MAI Designation #11032)
Commonwealth of Virginia Certified General Real Estate Appraiser (#4001-002524)
State of Maryland Certified General Real Estate Appraiser (#10763)
District of Columbia Certified General Real Estate Appraiser (#GA10389)


CUSHMAN &
WAKEFIELD®

Item 3(e) attached



APPRAISAL OF REAL PROPERTY

Palm Meadows
8898 Lyons Road
Boynton Beach, Palm Beach County, FL 33437

IN A RESTRICTED USE APPRAISAL REPORT

As of April 30, 2010

Prepared For:
MI Developments, Inc.
455 Magna Drive, 2nd. Floor
Aurora, Ontario, Canada L4G 7A9



Photograph of Subject Property

Prepared By:
Cushman & Wakefield of Florida, Inc.
Valuation & Advisory Services
800 North Magnolia Avenue, Suite 450
Orlando, FL 32803
C&W File ID: 10-42004-9542


CUSHMAN &
WAKEFIELD.
Global Real Estate Solutions


CUSHMAN &
WAKEFIELD®

CUSHMAN & WAKEFIELD OF FLORIDA, INC.
800 NORTH MAGNOLIA AVENUE, SUITE 450
ORLANDO, FL 32803

July 14, 2010

Mr. Rocco A. Liscio
Executive Vice President and Chief Financial Officer
MI Developments, Inc.
455 Magna Drive, 2nd. Floor
Aurora, Ontario, Canada L4G 7A9

Re: Appraisal of Real Property
In a Restricted Use Report

Palm Meadows
8898 Lyons Road
Boynton Beach, Palm Beach County, FL 33437

C&W File ID: 10-42004-9542

Dear Mr. Liscio:

In fulfillment of our agreement as outlined in the Letter of Engagement, we are pleased to transmit our appraisal of the above property in a Restricted Use Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice (USPAP). In accordance with USPAP, the use of this report is restricted to the client, its professional advisors, auditors, and any regulating securities commissions only.

The report presents limited discussions of the data, reasoning, and analyses used in the appraisal process to develop the appraiser's opinion of value. It may not be understood without additional information in the appraiser's work file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated in the following pages.

Client:	**MI Developments, Inc.** 455 Magna Drive, 2nd. Floor Aurora, Ontario, Canada L4G 7A9
Intended User:	The appraisal is intended to be used by MI Developments ("MID"), any of their professional advisors and auditors, and any regulating securities commissions. It is understood that any such users will comply with the property knowledge requirements of a restricted report. C&W acknowledges and agrees that MID may be required to publicly disclose the appraisal (in their entirety and for informational purposes only) in connection with applicable Canadian and U.S. securities legislation.

Intended Use:	The report will be used for review by the client for accounting / auditing purposes and securities commission filings.
Identification of the Real Estate:	Palm Meadows 8898 Lyons Road Boynton Beach, FL 33437
Parcel Identification Numbers:	00-42-45-17-08-000-0011, 00-42-45-17-08-012-0000, 00-42-43-27-05-046-0550 and 00-42-45-17-08-001-0000
Ownership:	GPRA Thoroughbred Training Center
Current Use:	The property consists of 322.47 gross acres, according to Palm Beach County Public Records. The gross land area is inclusive of 17.90 acres located east of the Florida Turnpike that are not continuous or assessable. This creates a net land area of 304.57 acres. The property is improved as the Palm Meadows Thoroughbred Training Center, a commercial stable and training facility. There are 40 barns with 36 stalls per barn, 20 40-foot wide sand rings, a 55,944 square-foot composting plant, a 13,500 square-foot mechanic building, a 7,200 square-foot veterinary clinic, a 1 1/8-mile main track and a 7/8-mile turf track. There are also four three-story dorm buildings, each consisting of 52 rooms, and a three-story pavilion building having 30 efficiency apartments for trainers.
Acreage:	304.57 Net Acres / 322.47 Gross Acres
Highest and Best Use (As If Vacant):	It is our opinion that the Highest and Best Use of the subject site as if vacant is to develop the property with commercial stables and dorm housing as is permitted under the master plan of the PUD, once demand is sufficient.
Highest and Best Use (As Improved):	It is our opinion that the Highest and Best Use of the subject property as improved is to expand the Palm Meadows Thoroughbred Training Center to maximize the allowable building area, as demand permits.
Type of Value:	Market Value of Land "As If Vacant"
Real Property Interest Valued:	Fee Simple

Sales History:	The current owners purchased the subject's 322.47 acres, along with the 157.31 acres adjacent to the south (now owned by 20004 Delaware Inc), in October of 2000 from Boywic Farms Ltd for $22,200,000 or $46,271 per acre. This price appears to be at or near market for that period of time. Magna Entertainment (Nasdaq: MECA) of Aurora, Ontario, began building Palm Meadows in 2001 and opened it in November 2002. The property was built as a training spot for horses that race at Gulfstream Park in Hallandale Beach. The property is not currently listed for sale.
Date of Inspection:	We did not re-inspect.
Effective Date of Value:	4/30/2010
Date of Report:	7/14/2010
Extraordinary Assumptions:	This appraisal does not employ any extraordinary assumptions.
Hypothetical Conditions:	We have appraised the property as if the land were hypothetically vacant, with the valuation of the improvements not part of this analysis.
Opinion of Value:	$12,800,000 *(Market Value of Land "As If Vacant" on April 30, 2010)*
Exposure Time:	12 months

MARKET VALUE DEFINITION

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

- Buyer and seller are typically motivated;
- Both parties are well informed or well advised, and acting in what they consider their best interests;
- A reasonable time is allowed for exposure in the open market;
- Payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and
- The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Source: (12 C.F.R. Part 34.42(g) Federal Register 34696, August 24, 1990, as amended at 57 Federal Register 12202, April 9, 1992; 59 Federal Register 29499, June 7, 1994)

SCOPE OF WORK

We prepared this independent and impartial appraisal of the property in conformance with the requirements of USPAP. The report includes only the appraiser's conclusion and cannot be fully understood without reference to the appraiser's file, which is maintained within our work file. The level of detail and depth of the analysis is considered to be commensurate with the complexity of the property type and market conditions.

The scope of the assignment calls for a hypothetical value of the subject land as if vacant based on current comparable sales data. Furthermore, the Client has asked that we estimate the market value of the land as if hypothetically vacant 5 years in the future and then discount the land value back to a present value (known as an investment value).

Cushman & Wakefield of Florida, Inc. has an internal Quality Control Oversight Program. This Program mandates a "second read" of all appraisals. Assignments prepared and signed solely by designated members (MAIs) are read by another MAI who is not participating in the assignment. For this assignment, Quality Control Oversight was provided by Stephen E. Saunders, MAI, CCIM, FRICS.

As part of this appraisal, a number of independent investigations and analyses were required. The agreed upon Scope of Work included the following:

- Did not inspect the subject property and comparable data
- Collected primary and secondary data related to the subject
- Investigated the general trends in the regional economy and local area
- Investigated sales in the subject's market and analyzed listing data where appropriate
- Used generally accepted market-derived methods and procedures appropriate to the assignment
- Set forth all assumptions and limiting conditions that affect the analyses, opinion and conclusions, as stated in this report
- Provided a signed certification in accordance with Standards Rule 2-3 of USPAP

Sufficient data, due diligence, and analysis are combined in this valuation to produce a reliable market value conclusion that serves the needs of the client.

APPRAISAL METHODOLOGY

There are three generally accepted approaches to developing an opinion of value: Cost, Sales Comparison and Income Capitalization. In appraisal practice, an approach to value is included or eliminated based on its applicability to the property type being valued and the quality of information available. The reliability of each approach depends on the availability and comparability of market data as well as the motivation and thinking of purchasers.

The methods and techniques used to prepare this appraisal are the most likely to be used in typical practice and result in a reliable indication of value. The agreed upon scope of work includes the application of the Sales Comparison Approach and a version of the Income Capitalization Approach. The Cost Approach is not applicable or necessary to produce a credible valuation conclusion.

ASSUMPTIONS AND LIMITING CONDITIONS

"Report" means the appraisal or consulting report and conclusions stated therein, to which these Assumptions and Limiting Conditions are annexed.

"Property" means the subject of the Report.

"C&W" means Cushman & Wakefield, Inc. or its subsidiary that issued the Report.

"Appraiser(s)" means the employee(s) of C&W who prepared and signed the Report.

The Report has been made subject to the following assumptions and limiting conditions:

- No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters that are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser. Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated. No survey of the Property was undertaken.
- The information contained in the Report or upon which the Report is based has been gathered from sources the Appraiser assumes to be reliable and accurate. The owner of the Property may have provided some of such information. Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, sketches, exhibits and factual matters. Any authorized user of the Report is obligated to bring to the attention of C&W any inaccuracies or errors that it believes are contained in the Report.
- The opinions are only as of the date stated in the Report. Changes since that date in external and market factors or in the Property itself can significantly affect the conclusions in the Report.
- The Report is to be used in whole and not in part. No part of the Report shall be used in conjunction with any other analyses. Publication of the Report or any portion thereof without the prior written consent of C&W is prohibited. Reference to the Appraisal Institute or to the MAI designation is prohibited. Except as may be otherwise stated in the letter of engagement, the Report may not be used by any person(s) other than the party(ies) to whom it is addressed or for purposes other than that for which it was prepared. No part of the Report shall be conveyed to the public through advertising, or used in any sales, promotion, offering or SEC material without C&W's prior written consent. Any authorized user(s) of this Report who provides a copy to, or permits reliance thereon by, any person or entity not authorized by C&W in writing to use or rely thereon, hereby agrees to indemnify and hold C&W, its affiliates and their respective shareholders, directors, officers and employees, harmless from and against all damages, expenses, claims and costs, including attorneys' fees, incurred in investigating and defending any claim arising from or in any way connected to the use of, or reliance upon, the Report by any such unauthorized person(s) or entity(ies).
- Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.
- The Report assumes (a) responsible ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws, unless noncompliance is stated, defined and considered in the Report; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value opinion contained in the Report is based.
- The physical condition of the improvements considered by the Report is based on visual inspection by the Appraiser or other person identified in the Report. C&W assumes no responsibility for the soundness of structural components or for the condition of mechanical equipment, plumbing or electrical components.
- The forecasted potential gross income referred to in the Report may be based on lease summaries provided by the owner or third parties. The Report assumes no responsibility for the authenticity or completeness of lease information provided by others. C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.


CUSHMAN &
WAKEFIELD.

- The forecasts of income and expenses are not predictions of the future. Rather, they are the Appraiser's best opinions of current market thinking on future income and expenses. The Appraiser and C&W make no warranty or representation that these forecasts will materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser's task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Report, envisages for the future in terms of rental rates, expenses, and supply and demand.
- Unless otherwise stated in the Report, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property. The Appraisers are not qualified to detect such substances. C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.
- Unless otherwise stated in the Report, compliance with the requirements of the Americans with Disabilities Act of 1990 (ADA) has not been considered in arriving at the opinion of value. Failure to comply with the requirements of the ADA may adversely affect the value of the Property. C&W recommends that an expert in this field be employed to determine the compliance of the Property with the requirements of the ADA and the impact of these matters on the opinion of value.
- If the Report is submitted to a lender or investor with the prior approval of C&W, such party should consider this Report as only one factor, together with its independent investment considerations and underwriting criteria, in its overall investment decision. Such lender or investor is specifically cautioned to understand all Extraordinary Assumptions and Hypothetical Conditions and the Assumptions and Limiting Conditions incorporated in this Report.
- In the event of a claim against C&W or its affiliates or their respective officers or employees or the Appraisers in connection with or in any way relating to this Report or this engagement, the maximum damages recoverable shall be the amount of the monies actually collected by C&W or its affiliates for this Report and under no circumstances shall any claim for consequential damages be made.
- If the Report is referred to or included in any offering material or prospectus, the Report shall be deemed referred to or included for informational purposes only and C&W, its employees and the Appraiser have no liability to such recipients. C&W disclaims any and all liability to any party other than the party that retained C&W to prepare the Report.
- Any estimate of insurable value, if included within the agreed upon scope of work and presented within this report, is based upon figures derived from a national cost estimating service and is developed consistent with industry practices. However, actual local and regional construction costs may vary significantly from our estimate and individual insurance policies and underwriters have varied specifications, exclusions, and non-insurable items. As such, we strongly recommend that the Client obtain estimates from professionals experienced in establishing insurance coverage for replacing any structure. This analysis should not be relied upon to determine insurance coverage. Furthermore, we make no warranties regarding the accuracy of this estimate.
- By use of this Report each party that uses this Report agrees to be bound by all of the Assumptions and Limiting Conditions, Hypothetical Conditions and Extraordinary Assumptions stated herein.


CUSHMAN &
WAKEFIELD.

CERTIFICATION OF APPRAISAL

We certify that, to the best of our knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, and unbiased professional analyses, opinions, and conclusions.
- We have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.
- We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
- Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
- Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.
- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
- Tim J. Powell, MAI, SRA did not make a personal inspection of the property that is the subject of this report.
- No one provided significant real property appraisal assistance to the persons signing this report.
- I, Tim J. Powell, MAI, SRA has performed a previous appraisal of the subject property / an appraisal review involving the subject property / an appraisal consulting assignment involving the subject property within the three years prior to this assignment.
- As of the date of this report, Tim J. Powell, MAI, SRA has completed the continuing education program of the Appraisal Institute.
- Our analyses, opinions, or conclusions were developed and this report has been prepared in conformity with the requirements of the State of Florida for State-certified appraisers.
- The use of this report is subject to the requirements of the State of Florida relating to review by the Real Estate Appraisal Subcommittee of the Florida Real Estate Commission.

Tim J. Powell, MAI, SRA
Director
FL Certified General Appraiser
License No. RZ2767
tim.powell@cushwake.com
(407) 541-4385 Office Direct
(407) 425-6455 Fax

ADDENDA CONTENTS


CUSHMAN &
WAKEFIELD

ADDENDUM A: CLIENT SATISFACTION SURVEY

As part of our new quality monitoring campaign, attached is a short survey pertaining to this appraisal report and the service that you received. Would you please take a few minutes to complete the survey to help us identify the things you liked and did not like?

Each of your responses will be catalogued and reviewed by members of our national Quality Control Committee, and appropriate actions will be taken where necessary. Your feedback is critical to our effort to continuously improve our service to you, and is sincerely appreciated.

To access the questionnaire, please click on the link here:

http://www.surveymonkey.com/s.aspx?sm=_2bZUxc1p1j1DWj6n_2fswh1KQ_3d_3d&c=10-42004-9542

The survey is hosted by Surveymonkey.com, an experienced survey software provider. Alternatively, simply print out the survey attached in the Addenda of this report and fax it to (716) 852-0890.

1. Given the scope and complexity of the assignment, please rate the development of the appraisal relative to the adequacy and relevance of the data, the appropriateness of the techniques used, and the reasonableness of the analyses, opinions, and conclusions:

___ Excellent
___ Good
___ Average
___ Below Average
___ Poor

Comments:____

____

____

2. Please rate the appraisal report on clarity, attention to detail, and the extent to which it was presentable to your internal/external users without revisions:

___ Excellent
___ Good
___ Average
___ Below Average
___ Poor

Comments:____

____

____

3. The appraiser communicated effectively by listening to your concerns, showed a sense of urgency in responding, and provided convincing support of his/her conclusions:

___ Not Applicable

___ Excellent
___ Good
___ Average
___ Below Average
___ Poor

Comments:____

____

____

4. The report was on time as agreed, or was received within an acceptable time frame if unforeseen factors occurred after the engagement:

___ Yes
___ No

5. Please rate your overall satisfaction relative to cost, timing, and quality:

___ Excellent
___ Good
___ Average
___ Below Average
___ Poor

Comments:____

____

____

6. Any additional comments or suggestions?

____

____

____

____

____

____

____

7. Would you like a representative of Cushman & Wakefield's National Quality Control Committee to contact you?

__ Yes
__ No

Your Name: ______________________________

Your Telephone Number: ______________________________

Contact Information: Scott Schafer
Managing Director, National Quality Control
(716) 852-7500, ext. 121

ADDENDUM B: ENGAGEMENT LETTER


CUSHMAN &
WAKEFIELD.

Tim J. Powell, MAI, SRA
Director


CUSHMAN &
WAKEFIELD®

Cushman & Wakefield of Florida, Inc.
800 North Magnolia Avenue, Suite 450
Orlando, FL 32803
407.841.8000 Tel
407.425.6455 Fax
tim.powell@cushwake.com

July 12, 2010

Rocco A. Liscio
Executive Vice President and Chief Financial Officer
MI DEVELOPMENTS INC.
455 Magna Drive, 2nd Floor
Aurora, ON L4G 7A9

Re: **Palm Meadows**
8898 Lyons Road
Boynton Beach, Florida 33437

Dear Mr. Cameron:

Thank you for requesting our proposal for appraisal services. This proposal letter will become, upon your acceptance, our letter of engagement to provide the services outlined herein.

TERMS OF ENGAGEMENT

I. PROBLEM IDENTIFICATION

The Parties To This Agreement: The undersigned Cushman & Wakefield affiliated company and MI Developments Inc. (herein at times referred to as "Client")

Intended Users: The appraisal is intended to be used by MI Developments ("MID"), any of their professional advisors and auditors, and any regulating securities commissions. It is understood that any such users will comply with the property knowledge requirements of a restricted report. C&W acknowledges and agrees that MID may be required to publicly disclose the appraisal (in their entirety and for informational purposes only) in connection with applicable Canadian and U.S. securities legislation.

Intended Use: The report will be used for review by the client for accounting / auditing purposes and securities commission filings

Type of Opinion and Rights Appraised: Market value of the Fee Simple Interest.

Date Of Value: April 30, 2010

Subject of the Assignment and Relevant Characteristics: The property to be appraised is Palm Meadows, which consists of 322.47 acres. The property is located in Boynton Beach, Florida.

Assignment Conditions: The assignment is based upon the following assignment conditions and/or Supplemental Standards: Hypothetical Condition - The appraisal is reflective of land value only, as if the property were hypothetically vacant, with the valuation of the improvements not part of the analysis.

II. ANTICIPATED SCOPE OF WORK

USPAP Compliance: The undersigned Cushman & Wakefield affiliated company and/or its designated affiliate or subsidiary (herein at times "C&W") will develop an appraisal in accordance with USPAP and the Code of Ethics and Certification Standards of the Appraisal Institute.

General Scope of Work:

- Property Inspection to the extent necessary to adequately identify the real estate
- Research relevant market data, in terms of quantity, quality, and geographic comparability, to the extent necessary to produce credible appraisal results
- Consider and develop those approaches relevant and applicable to the appraisal problem. Based on our discussions with the Client, we anticipate developing the following valuation approaches:
- Sales Comparison Approach
- Discounted Cash Flow

III. REPORTING AND DISCLOSURE

Scope of Work Disclosure: The actual Scope of Work will be reported within the report.

Reporting Option: The appraisal will be communicated in a Restricted Use report and will refer to our prior appraisal and summarize any changes in the property and/or market since last performed, its Highest & Best Use, include any new comparable sales uncovered, estimate a revised value (if applicable), and add a section for the discounted cash flow.

We will provide a sales chart and discounted cash flow in the Addendum.

Fee: $0.

Additional Expenses: Fee quoted is inclusive of expenses related to the preparation of the report.

Report Copies: The final report will be delivered in electronic format. Up to three hard copies will be provided upon request.

Start Date: The appraisal process will initiate upon receipt of signed agreement.

Acceptance Date: This proposal is subject to withdrawal if the engagement letter is not executed by the Client within four (4) business days.

Final Report Delivery: To occur within a couple days of this singed engagement.

Changes to Agreement: The identity of the Client, intended users, or intended use; the date of value; type of value or interest appraised; or property appraised cannot be changed without a new agreement.

Prior Services Disclosure: The engaging or principal appraiser has performed previous appraisals of the subject property within the three years prior to

	this assignment.
Conflicts of Interest:	C&W adheres to a strict internal conflict of interest policy. If we discover in the preparation of our appraisal a conflict with this assignment we reserve the right to withdraw from the assignment without penalty.
Further Conditions of Engagement:	The Conditions of Engagement attached hereto are incorporated herein and are part of this letter of engagement.

Thank you for calling on us to render these services and we look forward to working with you.

Sincerely,
CUSHMAN & WAKEFIELD OF FLORIDA , INC.

Tim J. Powell, MAI, SRA
Director

cc:

AGREED:
CLIENT: MI Developments, Inc.

By: ______________________ Date: July 12/10
Rocco A. Liscio – MI Developments, Inc.

Title: Executive Vice President and Chief Financial Officer

E-mail Address/Phone & Fax Nos.: Rocco_Liscio@midevelopments.com
(905) 726-7507 phone
(905) 713-6332 fax

CONDITIONS OF ENGAGEMENT

1) The Client and any Intended Users identified herein should consider the appraisal as only one factor together with its independent investment considerations and underwriting criteria in its overall investment decision. The appraisal cannot be used by any party or for any purpose other than as specified in this engagement letter.

2) Federal banking regulations require banks and savings and loan associations to employ appraisers where a FIRREA compliant appraisal must be used in connection with mortgage loans or other transactions involving federally regulated lending institutions, including mortgage bankers/brokers. Because of that requirement, this appraisal, if ordered independent of a financial institution or agent, may not be accepted by a federally regulated financial institution. This appraisal will be prepared in accordance with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation, the Standards of Professional Practice and the Code of Ethics of the Appraisal Institute.

3) The appraisal report will be subject to our standard Assumptions and Limiting Conditions, which will be incorporated into the appraisal. All users of the appraisal report are specifically cautioned to understand any Extraordinary Assumptions and Hypothetical Conditions which may be employed by the appraiser and incorporated into the appraisal.

4) The appraisal report or our name may not be used in any offering memoranda or other investment material without the prior written consent of C&W, which may be given at the sole discretion of C&W. Any such consent, if given, shall be conditioned upon our receipt of an indemnification agreement from a party satisfactory to us and in a form satisfactory to us. Furthermore, Client agrees to pay the fees of C&W's legal counsel for the review of the material which is the subject of the requested consent. If the appraisal is referred to or included in any offering material or prospectus, the appraisal shall be deemed referred to or included for informational purposes only and C&W, its employees and the appraiser have no liability to such recipients. C&W disclaims any and all liability to any party other than the party which retained C&W to prepare the appraisal.

5) In the event the Client provides a copy of this appraisal to, or permits reliance thereon by, any person or entity not an identified Intended User at the time of the assignment and authorized by C&W in writing to use or rely thereon, Client hereby agrees to indemnify and hold C&W, its affiliates and the respective shareholders, directors, officers and employees, harmless from and against all damages, expenses, claims and costs, including attorney's fees, incurred in investigating and defending any claim arising from or in any way connected to the use of, or reliance upon, the appraisal by any such unauthorized person or entity.

6) The balance of the fee for the appraisal will be due upon delivery of the report. Payment of the fee is not contingent on the appraised value, outcome of the consultation report, a loan closing, or any other prearranged condition. Additional fees will be charged on an hourly basis for any work, which exceeds the scope of this proposal, including performing additional valuation scenarios, additional research and conference calls or meetings with any party, which exceed the time allotted by C&W for an assignment of this nature. If we are requested to stop working on this assignment, for any reason, prior to our completion of the appraisal, C&W will be entitled to bill the Client for the time expended to date at C&W's hourly rates for the personnel involved.

7) If C&W or any of its affiliates or any of their respective employees receives a subpoena or other judicial command to produce documents or to provide testimony involving this assignment in connection with a lawsuit or proceeding, C&W will use reasonable efforts to notify the Client of our receipt of same. However, if C&W or any of its affiliates are not a party to these proceedings, Client agrees to compensate C&W or its affiliate for the professional time and reimburse C&W or its affiliate for the actual expense that it incurs in responding to any such subpoena or judicial command, including attorneys' fees, if any, as they are incurred. C&W or its affiliate will be compensated at the then prevailing hourly rates of the personnel responding to the subpoena or command for testimony.

8) By signing this agreement Client expressly agrees that its sole and exclusive remedy for any and all losses or damages relating to this agreement or the appraisal shall be limited to the amount of the appraisal fee paid by the Client. In the event that the Client, or any other party entitled to do so, makes a claim against C&W or any of its affiliates or any of their respective officers or employees in connection with or in any way relating to this engagement or the appraisal, the maximum damages recoverable from C&W or any of its affiliates or their respective officers or employees shall be the amount of the monies actually collected by C&W or any of its affiliates for this assignment and under no circumstances shall any claim for consequential damages be made.

9) It is acknowledged that any opinions and conclusions expressed by the professionals of C&W or its affiliates during this assignment are representations made as employees and not as individuals. C&W's or its affiliate's responsibility is limited to the Client, and use of our product by third parties shall be solely at the risk of the Client and/or third parties.

10) The fees and expenses shall be due C&W as agreed in this letter. If it becomes necessary to place collection of the fees and expenses due C&W in the hands of a collection agent and/or an attorney (whether or not a legal action is filed) Client agrees to pay all fees and expenses including attorney's fees incurred by C&W in connection with the collection or attempted collection thereof.

ADDENDUM C: VALUATION ADDENDUM


CUSHMAN &
WAKEFIELD

VALUATION ADDENDUM

The following tables provide support for our value conclusions stated herein.

VALUATION INDICES	Value Conclusions
Land Value (As if Vacant)	
Indicated Value:	$12,800,000
Per Net Acre:	$42,026
INVESTMENT VALUE	
Indicated Value (As if Vacant):	$7,250,000
Per Net Acre	$23,804
FINAL VALUE CONCLUSION	
Concluded Market Value:	$12,800,000


CUSHMAN &
WAKEFIELD.

SUMMARY OF LAND SALES

PROPERTY INFORMATION							TRANSACTION INFORMATION					
No.	Location	Size (Net Acres)	Proposed Use	Zoning	Site Utility	Public Utilities	Grantor	Grantee	Sale Date	Sale Price	$/Acre	COMMENTS
S	Subject Property	304.57	Equestrian	AGR-PUD	Average	All available						
1	SW 177th Avenue (Krome Avenue), Miami-Dade County, Miami	517.13	Agriculture	AU - Agricultural District	Average	Partially Available	Archdiocese of Miami	Archimedes Etl	4/10	$16,791,825	$32,471	This was a portfolio purchase of 23 vacant agricultural parcels that are mostly non-contiguous. The parcels are located in southern Miami-Dade County on the east and west side of SW 177th Avenue, between Kendall Lakes and Homestead. This was an investor purchase planned for long-term hold.
2	SW 177th Avenue (Krome Avenue), Miami-Dade County, Miami	125.00	Agriculture	GU	Average	Partially Available	Parcel P LLC	Limonar Development, Inc.	7/09	$6,000,000	$48,000	This is agricultural land located in southern Miami-Dade County, south of the Kendall submarket. The land was purchased for a speculative hold.
3	Morning Star Farms Road, Palm Beach County, Canal Point	121.11	Special Purpose	Agricultural Production	Average	Partially Available	Five Smooth Stones, Inc.	Mayacca Mining, LLC	3/09	$5,700,000	$47,065	This sale included the existing tree inventory associated with a tree farm operation. The land was granted a Class "A" conditional use to allow a Type IIIA excavation on the parcel; however, it sold as agricultural land.
4	180th Avenue North, Palm Beach County,, Loxahatchee	106.96	Agriculture	AR	Average	Partially Available	Learwood Drive, LLC	N/A; Current Listing	N/A	$9,000,000	$84,144	The is agricultural land with the zoning allowing for 1 dwelling unit per 10 acres.
STATISTICS												
Low		106.96							3/09	$5,700,000	$32,471	
High		517.13							4/10	$16,791,825	$84,144	
Average		217.55							8/09	$9,372,956	$52,920	

Compiled by Cushman & Wakefield of Florida, Inc.


CUSHMAN &
WAKEFIELD

LAND SALE ADJUSTMENT GRID

		Economic Adjustments (Cumulative)					Property Characteristic Adjustments (Additive)						
No.	Price Per Acre & Date	Property Rights Conveyed	Conditions of Sale	Financing	Market[1] Conditions	Per Acre Subtotal	Location	Size	Public Utilities	Utility[2]	Other	Adj. Price Per Acre	Overall
1	$32,471	Fee Simple	Arm's-Length	None	Similar	$32,471	Similar	Larger	Similar	Similar	Similar	$35,718	Inferior
	4/10	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	10.0%	0.0%	0.0%	0.0%	10.0%	
2	$48,000	Fee Simple	Arm's-Length	None	Similar	$48,000	Similar	Smaller	Similar	Similar	Similar	$43,200	Superior
	7/09	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-10.0%	0.0%	0.0%	0.0%	-10.0%	
3	$47,065	Fee Simple	Arm's-Length	None	Similar	$47,065	Similar	Smaller	Similar	Similar	Similar	$42,358	Superior
	3/09	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-10.0%	0.0%	0.0%	0.0%	-10.0%	
4	$84,144	Fee Simple	Listing-Discount	None	Similar	$50,486	Similar	Smaller	Similar	Similar	Similar	$45,438	Superior
	4/10	0.0%	-40.0%	0.0%	0.0%	-40.0%	0.0%	-10.0%	0.0%	0.0%	0.0%	-10.0%	
	$32,471	- Low									Low -	$35,718	
	$84,144	- High									High -	$45,438	
	$52,920	- Average									Average -	$41,679	

Compiled by Cushman & Wakefield of Florida, Inc.

(1) Market Conditions Adjustment Footnote

Compound annual change in market conditions: .00%
Date of Value (for adjustment calculations): 4/30/10

(2) Utility Footnote

Utility includes shape, access, frontage and visibility.


CUSHMAN & WAKEFIELD

INVESTOR ACQUISITION CRITERIA

Definition of value - the value definition that puts constraints on the value derived & reported. Usually the value definition used by appraisers is market value, but there are numerous variations of the definition that could change the value appraised. Other definitions include use value, investment value and going concern value. In the case of this appraisal, the scope of the assignment is to report investment value.

Investment value can be a subjective value; value to a particular investor, or resulting from specific nonmarket supported assumptions of an individual or investor. Investment values are not appropriate for mortgage loan purposes, but are for internal analysis or buy/sell decisions.

The Client has asked that we estimate the market value of the land as if hypothetically vacant 5 years in the future and then discount the land value back to a present value. We would estimate the change in market value of the land over the next 5 years, based on the value arrived at previously with the land sales, to arrive at a value in the future. This future value would then be then be discounted to present value, taking into consideration holding costs (real estate taxes) and sales costs (selling / closing cost on resale). We will first estimate the discount rate.

DISCOUNT RATE FORMULATION

The discount rate is a yield rate, which compensates the investor/owner for risk, time preference of money, and non-liquidity over the holding or discounting period. This method has certain advantages over direct capitalization, including more adaptability to fluctuations in a property's cash flows, and as a method of estimating an equity yield rate over the holding period.

The discount rate should reflect the risk/reward relationships attendant to the estimated income stream and property reversion, and should consider such factors as relative market strength, supply/demand indicators, anticipated economic trends and cash flow growth. The discount rate, also known as the Internal Rate of Return (IRR) is defined as follows:

> The IRR is the rate of return on invested capital that is generated, or is capable of being generated, within an investment during the period of ownership. In other words, it is a rate of profit (or loss) or a measure of performance. It is literally, an interest rate. The effective interest rate on a mortgage is the lender's IRR. The equity yield rate on a real estate investment is the equity investor's IRR. The yield to maturity on a bond is the bondholder's IRR, when the bond is held for its full term. The IRR is the rate of return of return on capital expressed as a ratio per unit of time, i.e., 10% per annum.[1]

An analysis of current money market rates reflect investor's opportunity cost of foregoing alternative investments, such as financial instruments, Baa bonds, stocks, or other equivalent real estate investments. The discount factor reflects the comparable yield, which could be attained at a safe rate plus the illiquidity of real estate, plus the burden of management, plus the risk of uncertainty. We have estimated the safe rate at 3.2% for the purposes of this appraisal, based on the current 10 year treasury rates.

1 The Internal Rate of Return in Real Estate Investments; Charles B. Akerson, CRE, MAI, American Institute of Real Estate I, 1988.

Built-Up Rate Formula	
Factor	**Rate**
Safe Rate (10 Yr. Treasury)	3.2%
Risk	2.0%
Illiquidity	2.0%
Profit	8.0%
Composite	15.2%

Based on the built-up discount rate method, we believe a 15.0 percent discount rate is appropriate for the subject property; which is an all-in discount rate as it included profit. This level of discount rate represents the increased risk of ownership and management of real property compared to the rates achieved by guaranteed returns from corporate bonds. The ownership of real property reflects a higher discount rate than corporate bonds because there is more risk involved in owning, managing, and selling the non-liquid real property assets over a long-term investment period than with holding the fixed income bond instruments.

ANNUAL PRICE ESCALATION

The annual price escalation has been estimated based on historical price escalation of home prices in Palm Beach County, combined projected price increases over the next five years provided by Moody's Economy.com. Economy.com's core assets of proprietary editorial and research content as well as economic and financial databases are a source of information on national and regional economies, industries, financial markets, and demographics.

The change in single family home prices is the best indicator of value changes for land such as the subject in the local area. For the period of time from 1980 to 2000 single family home prices escalated 3.23 percent annually, which was a typical rate of increase historically speaking. The rate of increase was above average from 2000 to 2006, which is not representative of the typical rate of change. From 2006 to last part of 2009 values decreased significantly. Moody's Economy.com projects the annual rate of increase from 2010 to 2015 to be 5.51 percent annually. Giving emphasis to the projected increase by Moody's Economy.com tempered by the historical typical rates of increase from 1980 to 2000, we have estimated a rate of increase over the next five years of 4.5 percent.

CONCLUDED INVESTMENT VALUE

The 2009 gross real estate taxes totaled $115,707, with the discounted taxes (after a 4.0 percent discount for early payment) being $111,079. This will be applied as an expense over the holding period, plus selling / closing costs of 4.0 percent. The initial purchase price is $12,800,000, arrived at previously, will be escalated 4.5 percent per year and the discount rate applied is 15.0 percent. The net present value, by this methodology, equates to an investment value of the land hypothetical as if vacant of:

SEVEN MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS

$7,250,000*

* Because land is often a negative carry, the land must outpace inflation to produce a good return. The bottom line is that land has to have a change in its highest and best use, or the ultimate highest and best use must come about to allow for an investment value greater than the as is value based on current land sales.


CUSHMAN &
WAKEFIELD

INVESTOR ACQUISTION CRITERIA

Number Acres	**304.57**
Initial Purchase Price	**$12,800,000**
Price Per Acre	$42,026
Holding Period (Years)	**5**
Annual Price Escalation	**4.50%**
Resale Price	**$15,950,000**
Price Per Acre	$52,369
Selling / Closing Costs on Resale	**4.00%**
Annual Expenses (R.E. Taxes)	**$111,000**

Year	Acquisition	Expenses	Resale	Cash Flow
0	($12,800,000)	$0	$0	($12,800,000)
1	$0	($111,000)	$0	($111,000)
2	$0	($111,000)	$0	($111,000)
3	$0	($111,000)	$0	($111,000)
4	$0	($111,000)	$0	($111,000)
5	$0	($749,000)	$15,950,000	$15,201,000
Totals	($12,800,000)	($1,193,000)	$15,950,000	$1,957,000

All In Discount Rate	**15.00%**
Net Present Value	**$7,240,681**
Net Present Value (Rounded)	**$7,250,000**
Internal Rate of Return	**2.84%**


CUSHMAN &
WAKEFIELD.

ADDENDUM D:
QUALIFICATION OF THE APPRAISER


CUSHMAN &
WAKEFIELD

PROFESSIONAL QUALIFICATIONS

Tim J. Powell, MAI, SRA, MCSE^{NT}
Director, Valuation & Advisory Services

Education
Bachelor of Science in Business Real Estate, Florida State University, Tallahassee, Florida, 1991

Real Estate Experience
Commercial Real Estate Appraiser, Cushman & Wakefield, November 2004 to present.
Commercial Real Estate Appraiser, Clayton, Roper Marshall, Inc., Orlando, Florida, 2002-2004
Real Estate Analyst, Cushman & Wakefield, Orlando Florida, 2001-2002
Commercial Real Estate Appraiser, Independent Contractor, Tampa, Florida, 2000
Residential Real Estate Appraiser, Self-Employed, Atlanta, Georgia, 1991-1999

Professional Affiliations
State of Florida Certified General Real Property Appraiser, License No. RZ2767;
Awarded the MAI (Member Appraisal Institute) designation in 2010;
Awarded the SRA (Senior Residential Appraiser) designation in 1996;
Microsoft Certified Systems Engineer, March 2000;
Microsoft Certified Professional plus Internet, March 2000;

Currently completing appraisal reports throughout Florida for individuals, attorneys, banks, financial institutions and various federal, state, and local governmental agencies for valuation, evaluation, and analysis assignments that include (but are not inclusive of total experience):

Variety of Commercial Property Types
Office Buildings
Planned Unit Developments
Commercial/Residential Land
Commercial Subdivision Development
Multifamily Housing
Industrial Properties
Golf Courses
Special Purpose Properties
Restaurants


CUSHMAN &
WAKEFIELD

AC# 4153143

STATE OF FLORIDA

DEPARTMENT OF BUSINESS AND PROFESSIONAL REGULATION
FLORIDA REAL ESTATE APPRAISAL BD

SEQ# L08112101581

DATE	BATCH NUMBER	LICENSE NBR
11/21/2008	088115093	RZ2767

The CERTIFIED GENERAL APPRAISER
Named below IS CERTIFIED
Under the provisions of Chapter 475 FS.
Expiration date: NOV 30, 2010

POWELL, TIMOTHY JAY
800 N MAGNOLIA AVE #450
ORLANDO FL 32803

CHARLIE CRIST
GOVERNOR

DISPLAY AS REQUIRED BY LAW

CHARLES W. DRAGO
SECRETARY



Item 3(f) attached



Golden Gate Fields Land As If Vacant
1100 Eastshore Highway
Albany and Berkeley, Alameda County, CA
94710
CBRE File No. 10-231SF-0837

Summary Appraisal Report

Prepared For:

Mr. Rocco A Liscio, CA
Executive Vice President & Chief Financial Officer
MI DEVELOPMENTS
455 Magna Drive
Aurora, Ontario, Canada L4G 7A9,

VALUATION & ADVISORY SERVICES


CBRE
CB RICHARD ELLIS


CB RICHARD ELLIS

350 Sansome Street, Suite 840
San Francisco, CA 94104

T (415) 986-7255
F (415) 986-6862

www.cbre.com

July 9, 2010

Mr. Rocco A Liscio, CA
Executive Vice President & Chief Financial Officer
MI DEVELOPMENTS
455 Magna Drive
Aurora, Ontario, Canada L4G 7A9,

RE: Appraisal of Golden Gate Fields Land As If Vacant
1100 Eastshore Highway
Albany and Berkeley, Alameda County, CA
CBRE File No 10-231SF-0837

Dear Mr. Liscio:

At your request and authorization, CB Richard Ellis (CBRE) has prepared an appraisal of the market value of the referenced property. Our analysis is presented in the following Summary Use Appraisal Report under the specified hypothetical conditions. These hypothetical conditions are as follows:

- The appraisal applies to land value only, making no analysis of, and attributing no value to, improvements, licenses, and business or going concern value, leases or leased fee interests.
- The site is specifically assumed to be vacant and available for development.

The subject consists of three primary parcels totaling 164.1 gross acres and 136 net acres. The site is currently improved with the Golden Gate Fields race track, stables and two parking lots. The track area is located in the City of Albany and the stables are located in the City of Berkeley. The mailing address for Golden Gate Fields is 1100 Eastshore Highway, Albany and Berkeley, Alameda County. The subject is more fully described, legally and physically, within the enclosed report.

Based on the analysis contained in the following report, the market value of the subject is concluded as follows:

MARKET VALUE CONCLUSION

Appraisal Premise	Interest Appraised	Date of Value	Value Conclusion
Hypothetical As Is Vacant	Fee Simple Estate	May 14, 2010	$65,170,000

Compiled by CBRE

Data, information, and calculations leading to the value conclusion are incorporated in the report following this letter. The report, in its entirety, including all assumptions and limiting conditions, is an integral part of, and inseparable from, this letter.

The following appraisal sets forth the most pertinent data gathered, the techniques employed, and the reasoning leading to the opinion of value. The analyses, opinions and conclusions were developed based on, and this report has been prepared in conformance with, our interpretation of the guidelines and recommendations set forth in the Uniform Standards of Professional Appraisal Practice (USPAP), the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.

Respectfully submitted,

CBRE - VALUATION & ADVISORY SERVICES

Timothy D. O'Regan, MAI
Vice President
CA State Certification No. AG018055

Phone: (925) 938-4391
Fax: (925) 938-4016
Email: timothy.oregan@cbre.com

CERTIFICATION OF THE APPRAISAL

We certify to the best of our knowledge and belief:

1. The statements of fact contained in this report are true and correct.
2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and our personal, impartial and unbiased professional analyses, opinions, and conclusions.
3. We have no present or prospective interest in or bias with respect to the property that is the subject of this report and have no personal interest in or bias with respect to the parties involved with this assignment.
4. Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
5. Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
6. This appraisal assignment was not based upon a requested minimum valuation, a specific valuation, or the approval of a loan.
7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as well as the requirements of the State of CA.
8. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
9. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
10. As of the date of this report, Timothy D. O'Regan, MAI has completed the continuing education program of the Appraisal Institute.
11. Timothy D. O'Regan, MAI has made a personal inspection of the property that is the subject of this report.
12. No one provided significant real property appraisal assistance to the persons signing this report.
13. Valuation & Advisory Services operates as an independent economic entity within CBRE. Although employees of other CBRE divisions may be contacted as a part of our routine market research investigations, absolute client confidentiality and privacy were maintained at all times with regard to this assignment without conflict of interest.
14. CBRE has provided appraisal-related services on this property in the three years prior to accepting this assignment.

Timothy D. O'Regan, MAI
Vice President
CA State Certification No. AG018055



SUBJECT PHOTOGRAPHS



AERIAL VIEW OF THE TRACK AREA



AERIAL VIEW OF THE STABLES



LOWER PARKING AREA LOOKING NORTH



UPPER PARKING AREA LOOKING EAST



VIEW OF WATER FRONTAGE LOOKING NORTH



WEST VIEW TOWARDS SAN FRANCISCO & GG BRIDGE



SOUTH VIEW OF STABLES AND WATER FRONT





NORTHEAST VIEW TOWARDS ALBANY

SUMMARY OF SALIENT FACTS

Property Name		Golden Gate Fields Land As If Vacant	
Location		1100 Eastshore Highway, Albany and Berkeley, Alameda County, CA 94710	
Assessor's Parcel Numbers		066-2680-003-05	
		066-2680-003-01	
		060-2535-001	
Highest and Best Use			
As If Vacant		Hold for future mixed use development	
Property Rights Appraised		Fee Simple Estate	
Gross Land Area		164.10 AC	7,148,196 SF
Net Land Area		136.00 AC	5,924,160 SF
Estimated Exposure Time		12 Months	
VALUATION		***Total***	***Per SF***
Land Value		$65,170,000	$11.00
Market Value As Is On	**May 14, 2010**		

CONCLUDED MARKET VALUE

Appraisal Premise	Interest Appraised	Date of Value	Value
Hypothetical As Vacant	Fee Simple Estate	May 14, 2010	$65,170,000

Compiled by CBRE

EXTRAORDINARY ASSUMPTIONS AND HYPOTHETICAL CONDITIONS

- The appraisal applies to land value only, making no analysis of, and attributing no value to, improvements, licenses, and business or going concern value, leases or leased fee interests.
- The site is specifically assumed to be vacant and available for development.



TABLE OF CONTENTS

CBRE
CB RICHARD ELLIS

INTRODUCTION

Property Identification:	Golden Gate Fields Land As If Vacant	
Location:	1100 Eastshore Highway, Albany and Berkeley, CA	
Assessor's Parcel Number:	066-2680-003-05 066-2680-003-01 060-2535-001	
Property History:		
Current Owner:	MEC Land Holdings (California) Inc., formerly known as Ladbroke Land Holdings, Inc., a California Corporation. It is noted that the property was involved in a bankruptcy proceeding and the reorganization plan was approved in May 2010 but the new ownership title was not available.	
Current Asking Price:	Not being marketed	
Previous Sale Date:	N/A	
Previous Sale Price:	N/A	
Other Sales - Past 3 Years:	None	
Appraisal Premise:	***Date of Value:***	***Property Rights Appraised:***
Hypothetical As Vacant	May 14, 2010	Fee Simple Estate
Date of Inspection:	May 14, 2010	
Date of Report:	July 9, 2010	
Intended Use & User of Report:	The appraisal will be used by the Client as part of an asset valuation related to a corporate transaction. The appraisal report may be distributed to and relied upon by the Client's professional advisors.	
Special Appraisal Instructions:	Assume the site is vacant	
Exposure/Mktg Time Information:	***Range***	***Average***
Comparable Sales Data:	3 - 9 Months	12.0 Months
Local Market Professionals:	6 - 12 Months	12.0 Months
Estimated Exposure Time:	12 Months	

PURPOSE OF THE APPRAISAL

The purpose of this appraisal is to estimate the market value of the subject property under the hypothetical assumptions specified. The current economic definition of market value agreed upon by agencies that regulate federal financial institutions in the U.S. (and used herein) is as follows:


CBRE
CB RICHARD ELLIS

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller are typically motivated;
2. both parties are well informed or well advised, and acting in what they consider their own best interests;
3. a reasonable time is allowed for exposure in the open market;
4. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. [1]

TERMS AND DEFINITIONS

The Glossary of Terms in the Addenda provides definitions for additional terms that are, and may be used in this appraisal.

SCOPE OF WORK

The scope of the assignment relates to the extent and manner in which research is conducted, data is gathered and analysis is applied, all based upon the following problem-identifying factors stated elsewhere in this report:

- Client
- Intended use
- Intended user
- Type of opinion
- Effective date of opinion
- Relevant characteristics about the subject
- Assignment conditions

This appraisal of the subject has been presented in the form of a Summary Report, which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the USPAP. That is, this report incorporates a summary of all information significant to the solution of the appraisal problem. It also includes summary descriptions of the subject and the market for the subject type. CBRE completed the following steps for this assignment:

[1] Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP)*.


CBRE
CB RICHARD ELLIS

Extent to Which the Property is Identified

CBRE collected the relevant information about the subject from the owner (or representatives), public records and through an inspection of the subject property. The property was legally identified through the following sources:

- postal address
- assessor's records

Extent to Which the Property is Inspected

While the subject's exterior was viewed from the street, an interior inspection of the subject was not required given the hypothetical assumption valuing the site "as vacant". Therefore, all physical information regarding the subject was obtained from the following sources:

- county assessor's records
- a previous appraisal dated March 5, 2009, prepared by CB Richard Ellis Valuation

Type and Extent of the Data Researched

CBRE reviewed the micro and/or macro market environments with respect to physical and economic factors relevant to the valuation process. This process included interviews with regional and/or local market participants, available published data, and other various resources. CBRE also conducted regional and/or local research with respect to the following:

- applicable tax data
- zoning requirements
- flood zone status
- demographics
- comparable data

Type and Extent of Analysis Applied

CBRE analyzed the data gathered through the use of appropriate and accepted appraisal methodology to arrive at a probable value indication via each applicable approach to value. The following approaches to value were utilized in this report:

- Sales Comparison Approach

The steps required to complete each approach are contained in the appraiser's files. CBRE then correlated and reconciled the results into a reasonable and defensible value conclusion, as defined herein.


CBRE
CB RICHARD ELLIS

AREA ANALYSIS


Marinwood
Rodeo
Martinez
Clyde
Lagunitas
Woodacre
Terra Linda
Hercules
Maltby
Santa Venetia
Pinole
Vine Hill
Buchanan Field
Fairfax
Pacheco
Concord
Kent Lake
San Anselmo
San Rafael
El Sobrante
Kentfield
Ross
North Richmond
San Pablo
Greenbrae
Naval Fuel Supply Depot
Pleasant Hill
Cowell
Larkspur
San Quentin
Richmond
Corte Madera
Briones Regional Park
Bolinas Military Reservation
Bolinas
El Cerrito
Mill Valley
Stinson Beach
Subject
Kensington
Walnut Creek
Strawberry Point
Hill 640 Military Reservation
Almonte
Tiburon Naval Net Depot
Albany
Lafayette
Saranap
Marin City
Tiburon
Berkeley
Orinda
Walnut Heights
Frank Valley Military Reservation
Rheem Valley
Sausalito
Alamo
Fort Cronkhite Military Reservation
Emeryville
Canyon
Moraga
Alamo Oaks
Fort Barry Military Reservation
US Naval Station
Danville
Piedmont
Oakland
US Naval Supply Center
Upper San Leandro Reservoir
San Francisco
San Ramon
Naval Reserve Shipyard
Alameda
Chabot Regional Park
Marine Corps Supply Annex
San Leandro
Fort Funston Military Reservation
Hunter's Point Naval Shipyard
Daly City
Metropolitan Oakland Intl
DELORME
Data use subject to license.
© 2005 DeLorme. Street Atlas USA® 2006.
www.delorme.com
MN (14.6° E)
mi
0 1 2 3 4 5 6 7
Data Zoom 9-1

Moody's Economy.com provides the following Oakland, California [Metropolitan Division] metro area economic summary as of December 2009. The full Moody's Economy.com report is presented in the Addenda.

OAKLAND-FREMONT-HAYWARD ECONOMIC ANALYSIS

Indicators	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Gross Metro Product, C$B	96.7	97.9	102.3	105.2	105.7	105.4	105.9	101.6	104.0	107.6	113.4	117.3
% Change	*1.1*	*1.2*	*4.5*	*2.8*	*0.4*	*-0.2*	*0.4*	*-4.1*	*2.4*	*3.4*	*5.4*	*3.5*
Total Employment (000)	1,039.8	1,025.5	1,023.6	1,032.1	1,045.4	1,048.2	1,030.0	988.3	976.0	994.6	1,032.8	1,065.1
% Change	*-1.4*	*-1.4*	*-0.2*	*0.8*	*1.3*	*0.3*	*-1.7*	*-4.0*	*-1.2*	*1.9*	*3.8*	*3.1*
Unemployment Rate	6.3	6.6	5.7	5.0	4.4	4.7	6.2	10.8	12.0	11.1	9.0	7.6
Personal Income Growth	-0.5	2.5	6.0	4.8	7.8	5.1	2.2	-3.0	2.3	3.6	5.0	5.3
Population (000)	2,443.3	2,442.1	2,439.2	2,441.8	2,449.2	2,468.3	2,504.1	2,528.6	2,556.3	2,583.4	2,610.8	2,637.4
Single-Family Permits	7,572	7,171	6,654	7,074	5,003	4,068	1,803	1,611	1,884	2,796	4,616	4,381
Multifamily Permits	1,747	4,181	4,312	3,766	5,495	2,770	2,173	659	744	1,167	1,652	1,605
Existing Home Price ($Ths)	461.9	498.9	583.4	653.0	694.6	739.9	553.0	401.6	367.0	389.7	412.5	430.6
Mortgage Originations ($Mil)	75,693	103,022	71,762	76,589	63,481	49,478	34,617	43,631	39,839	32,179	29,175	32,584
Net Migration (000)	-15.4	-18.4	-18.5	-13.1	-9.6	1.1	18.1	6.5	8.9	7.7	7.3	6.0
Personal Bankruptcies	6,770	7,318	6,794	9,196	2,485	4,382	7,553	12,181	15,483	18,855	18,450	16,384

Source: Moody's Economy.com

RECENT PERFORMANCE

Oakland is emerging from a deep recession. Industrial production and transportation are among the first industries to increase output. The labor market is lagging improvements elsewhere in the economy. However, both the rate of job losses and the rise in the unemployment rate have eased in recent months. Local government employment has been the largest contributor to job cuts in recent months, reflecting worsening local fiscal conditions.

MANUFACTURING

Goods-producing industries in Oakland will transition away from heavy manufacturing in the near term. In March, the New United Motor Manufacturing, Inc. plant will cease operations, as will several of its suppliers in the metro division and elsewhere in the Bay Area. Almost 5,000 direct employees of the NUMMI will lose their jobs as a result of the shutdown.

In contrast to the long-term structural changes underway in some of Oakland's durable goods-producing industries, other manufacturers will expand operations in the near term. In addition to building a second manufacturing facility, solar panel maker Solyndra Inc. is adding 500,000 square feet of warehouse space. Solyndra's expansion has been assisted by a $535 million loan from the Department of Energy to fund renewable energy technologies and manufacturing.

TRADE

International trade through Oakland will increase in 2010 from the depressed levels of the past few years. Outbound container traffic through the Port of Oakland is already expanding and has exceeded year-earlier levels in recent months. Gains in outbound containers reflect recovering global growth and the falling value of the U.S. dollar. Inbound container traffic continues to fall and is awaiting a stronger pace of growth of the U.S. economy in the second half of 2010.

A sustained recovery in international trade volumes will spill over into Oakland's ancillary industries. Employment at warehouses and transportation firms servicing the port will begin to increase by the second half of 2010 in order to handle the growing volume of containers. Union Pacific Railroad Co. recently completed improvements to its tracks and tunnels that will allow the use of double-stack containers through the Sierra Nevada Mountains. This will help to further increase international traffic volumes for the railroad as well as the warehouses serving the port in the future.

HOUSING

The housing market in Oakland will pull back in 2010 from recent gains before strengthening on a more sustainable footing in 2011. House prices have increased 8% since reaching bottom in the first quarter of this year according to the Case-Shiller House Price Index. However, an up-tick in foreclosures and continued job losses will push house prices down 16% from current levels by the second half of 2010.


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Further price depreciation will be a boost for the sale of existing and new residences in Oakland next year. The recent extension and expansion of the federal tax credit for first-time homebuyers will increase affordability for additional would-be and previously discouraged buyers. Permits for the construction of new houses are forecast to grow in 2010, although at a lower level than prior to the recession.

CONCLUSION

The economic outlook for Oakland is for recovery in 2010 followed by stronger growth in 2011. Improvements in the labor market will lag, with the unemployment rate peaking at 12% in the first half of next year. Despite its business and housing cost advantages over the rest of the Bay Area, Oakland's costs are above average and will keep it from exceeding the U.S. growth rate during the intermediate and long-term periods of the forecast.


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NEIGHBORHOOD ANALYSIS

LOCATION

The subject is located at the western border of Albany and Berkeley. These cities are centrally located in the San Francisco Bay Area.

BOUNDARIES

The neighborhood boundaries are detailed as follows:

North:	Central Avenue
South:	Gilman Street
East:	San Pablo Avenue
West:	San Francisco Bay

LAND USE

Land uses within the subject neighborhood consist of a mix of industrial, residential and commercial uses, but the most prominent use is the Golden Gate race track. Residential uses are comprised of single family residential and multi-family residential, with multi-family residential uses consisting of low-rise condominiums and apartments. Nearly 35% of housing in the one-mile sphere was constructed prior to 1939.


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GROWTH PATTERNS

The neighborhood is essentially fully built-out, with most new development opportunities consisting of re-development, or site assemblages. The area is considered to be in the stable stage of its lifecycle.

ACCESS

Access to the area is considered good. Interstate 80, which travels southwest to San Francisco and northeast to Sacramento, has various access points to/from the neighborhood. There are two BART (Bay Area Rapid Transit) commuter rail stations in the neighborhood, one adjacent to El Cerrito Plaza. There is also public bus transit. San Pablo Avenue is the main north-west thoroughfare traveling through Albany and El Cerrito, as well as other nearby communities such as Pinole, Richmond, San Pablo, Berkeley, and Oakland.

The commute to the San Francisco Central Business District is approximately twenty minutes. The University of California at Berkeley is approximately 15 minutes from the subject location.

DEMOGRAPHICS

Selected neighborhood demographics in a one-, three-, and five-mile radius from the subject are shown in the following table:


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SELECTED NEIGHBORHOOD DEMOGRAPHICS			
1100 Eastshore Highway Albany, CA	1 Mile Radius	3 Mile Radius	5 Mile Radius
Population			
2014 Population	13,845	140,821	300,228
2009 Population	13,655	138,362	291,920
2000 Population	13,869	138,530	286,142
1990 Population	14,637	134,477	273,783
Annual Growth 2009 - 2014	0.28%	0.35%	0.56%
Annual Growth 2000 - 2009	-0.17%	-0.01%	0.22%
Annual Growth 1990 - 2000	-0.54%	0.30%	0.44%
Households			
2014 Households	5,851	61,524	124,382
2009 Households	5,810	60,486	121,149
2000 Households	6,021	61,021	119,878
1990 Households	6,242	58,689	115,265
Annual Growth 2009 - 2014	0.14%	0.34%	0.53%
Annual Growth 2000 - 2009	-0.40%	-0.10%	0.12%
Annual Growth 1990 - 2000	-0.36%	0.39%	0.39%
Income			
2009 Median HH Inc	$60,598	$59,895	$55,671
2009 Estimated Average Household Income	$74,035	$83,969	$79,944
2009 Estimated Per Capita Income	$31,735	$37,193	$33,528
Age 25+ College Graduates - 2000	5,885	56,172	93,469
Age 25+ Percent College Graduates - 2009	58.8%	56.3%	45.7%

Source: CBRE

CONCLUSION

As shown above, the population within the subject neighborhood has shown a very small decrease in the past five years, with the population projected to again grow slightly over the next five years. Within a five-mile radius, the median household income is low at $55,671. Overall, the neighborhood is considered to be in the mature stage of its lifecycle. There has been limited growth in the neighborhood due to the lack of available land for new development. The demand for existing developments is projected to be good due to the lack of new developments and given good access to the areas freeway network and employment centers.


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MARKET ANALYSIS - RETAIL

The subject is zoned WF; Waterfront District which is very restrictive by the City of Albany and SP, Specific Plan by the City of Berkeley. The zoning section identifies other uses allowed within the WF zone. Market statistics for these various uses (park and recreation facilities, waterfront sports related commercial uses, etc.) are not tracked by the real estate industry. However, given the water front location with good access to Interstate 80, a mixed use commercial/residential project would be most likely if the site were to be redeveloped. As such, we have examined the retail, rental residential, office and hotel markets in the area.

RETAIL MARKET

REIS Retail Statistics

The subject is located in the City of Albany and Berkeley, which are in the Central/North Alameda submarket. According to Reis, the Central/North Alameda submarket is located in the Oakland-East Bay market. Market statistics for the Central/North Alameda submarket and the Oakland-East Bay market are shown in the following table:

RETAIL MARKET STATISTICS

Category	Oakland-East Bay	Central/N. Alameda
Existing Supply (SF)	27,566,000	5,813,000
New Construction (SF)	407,000	0
Leasing (SF)	108,000	37,000
Average Occupancy	93.9%	95.7%
Average Rent PSF	$2.34	$2.31
Date of Survey	Year End 2009	
Source:		

As shown above, occupancy rates are high in both the overall market area and submarket. The submarket has a slightly lower rental rate per square foot per month in comparison to the market.

Overall Market Trends

The table below presents the quarterly trends in rental rates and occupancy for the Oakland-East Bay market and the Central/North Alameda County submarket over the past nine years:



RETAIL MARKET TRENDS

	Oakland-East Bay		Central/N. Alameda	
Date	Rent PSF	Occupancy	Rent PSF	Occupancy
2001	$1.83	95.0%	$1.82	93.7%
2002	$1.97	94.8%	$1.93	92.7%
2003	$2.04	95.7%	$1.98	94.4%
2004	$2.14	97.1%	$2.07	96.4%
2005	$2.22	97.6%	$2.16	97.4%
2006	$2.34	96.8%	$2.31	96.0%
2007	$2.42	96.1%	$2.38	96.2%
2008	$2.42	94.9%	$2.36	95.1%
2009	$2.39	93.9%	$2.31	95.7%

Source: REIS 4th Q2009

Rental rates have been increasing since 2001 but either slowed or declined in 2008. Occupancy rates declined in 2008 compared with the previous five years. Rates are projected to decline further over the next several years.

Market Absorption Trends

The table below presents the quarterly trends in net absorption for the Oakland-East Bay market and the Central/North Alameda County submarket over the past nine years:

RETAIL MARKET ABSORPTION TRENDS

Year	Oakland-East Bay	Central/ North Alameda
2001	-268,000	-144,000
2002	287,000	61,000
2003	392,000	123,000
2004	425,000	117,000
2005	409,000	201,000
2006	330,000	126,000
2007	363,000	88,000
2008	-186,000	-17,000
2009	108,000	37,000
9 Yr. Average	206,667	65,778

Source: REIS, Inc.

DEMOGRAPHIC ANALYSIS

Demand for additional retail property is a direct function of population change and household income. Retail properties are products of a clearly definable demand relating directly to population shifts and income patterns.


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Housing, Population and Household Formation

The following table illustrates the population and household changes for the subject neighborhood.

POPULATION AND HOUSEHOLD PROJECTIONS			
Population	1 Mile Radius	3 Mile Radius	5 Mile Radius
2014 Population	13,845	140,821	300,228
2009 Population	13,655	138,362	291,920
2000 Population	13,869	138,530	286,142
1990 Population	14,637	134,477	273,783
Annual Growth 2009 - 2014	0.28%	0.35%	0.56%
Annual Growth 2000 - 2009	-0.17%	-0.01%	0.22%
Annual Growth 1990 - 2000	-0.54%	0.30%	0.44%
Households			
2014 Households	5,851	61,524	124,382
2009 Households	5,810	60,486	121,149
2000 Households	6,021	61,021	119,878
1990 Households	6,242	58,689	115,265
Annual Growth 2009 - 2014	0.14%	0.34%	0.53%
Annual Growth 2000 - 2009	-0.40%	-0.10%	0.12%
Annual Growth 1990 - 2000	-0.36%	0.39%	0.39%

Source: CBRE

Population and households represent basic units of demand in the retail market. According to the data presented, the subject's neighborhood is experiencing a relatively stable level of both population and households. The area is densely populated with more than 61,420 households within a three-mile radius.

Income Distributions

Household income available for expenditure on consumer items is a primary factor in determining the retail supply and demand levels in a given market area. In the case of this study, a projection of household income identifies (in gross terms) the market from which the subject submarket draws. The following table illustrates estimated household income distribution for the subject neighborhood.



HOUSEHOLD INCOME DISTRIBUTION			
Households by Income Distribution - 2009	1 Mile Radius	3 Mile Radius	5 Mile Radius
Less than $15K	9.60%	13.78%	14.46%
$15K - $25K	9.33%	8.66%	9.31%
$25K - $35K	9.12%	8.51%	9.01%
$35K - $50K	13.18%	11.86%	12.89%
$50K - $75K	19.59%	16.98%	17.03%
$75K - $100K	14.97%	12.41%	12.00%
$100K - $150K	15.40%	14.64%	13.46%
$150K - $250K	7.69%	9.28%	8.18%
$250K - $500K	0.96%	2.52%	2.39%
$500K or more	0.14%	1.36%	1.27%
Source: CBRE			

The following table illustrates the median and average household income levels for the subject neighborhood.

HOUSEHOLD INCOME LEVELS			
Income	1 Mile Radius	3 Mile Radius	5 Mile Radius
2009 Median HH Inc	$60,598	$59,895	$55,671
2009 Estimated Average Household Income	$74,035	$83,969	$79,944
2009 Estimated Per Capita Income	$31,735	$37,193	$33,528
Source: CBRE			

An analysis of the income data indicates that the submarket is generally comprised of lower and middle-income economic cohort groups, which include the target groups to which the subject property is oriented.

Outlook

Based on this analysis, the immediate area surrounding the subject property is projected to experience limited positive growth relative to households, population and income levels into the near future. This is largely due to the lack of available land for development. Given the area demographics, it appears that demand for both comparable surrounding area retail properties and the subject will continue to be favorable.

City of Albany Retail Market Overview

With a population of 350,000 people living within a fifteen mile radius, Albany is part of a large regional retail market including Berkeley, Kensington and El Cerrito. Located at the juncture of


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Interstates 80 and 580, the City is traversed by major surface arteries connecting Alameda and Contra Costa counties. Albany's public transportation access includes regional bus system service and a Bay Area Rapid Transit (BART) station on its northern border. Oakland International Airport is less than a half-hour away.

With a level of taxable sales per resident lower than most East Bay cities, Albany is a prime target for enterprising businesses. The involvement of residents in the development of Solano and San Pablo Avenues indicates strong local interest in better access to shops and services. With high incomes comparable to those found elsewhere in the East Bay, Albany residents comprise a potentially lucrative retail market.

The City of Albany is committed to serving business with lower development fees than surrounding cities and a friendly can-do attitude towards commercial improvement. The city staff strives to employ an entrepreneurial spirit when assisting new businesses.

City of Berkeley Retail Market Overview

According to the City's Office of Economic Development, Berkeley is a strong consumer market with approximately $1.7 billion in annual disposable income. Berkeley's charm and character is reflected in its neighborhood retail districts, which maintain a friendly, village-like ambience. These districts each have their own unique character and bustle with constant foot traffic on which retailers depend.

Retail space demand in the City of Berkeley is strong. Retail uses are predominantly located along Shattuck and University Avenues, the 4th Street retail corridor, and the Telegraph retail corridor. In addition, there is strong demand for residential uses due to a continuing housing crunch in the city. Mixed-use projects containing retail ground floor units that service the local neighborhood are common.

New Construction

The East Bay region will see limited new retail development over the next few years. As of this report, there is no new retail product is under construction in Albany although the University Village Retail/Mixed Use project has their EIR out for public review and there is a Safeway proposed for Solano Avenue. Although some new retail product is being developed in Berkeley; this will primarily be within small mixed-use buildings. The most significant and closest planned new retail development would in the neighboring City of Emeryville.

Rents

Albany consists of two main retail neighborhoods as discussed above. The more desirable, pedestrian-oriented area along Solano Avenue generates retail rental rates in the $1.50 to $2.50 per square foot per month triple net range.


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Berkeley consists of many retail neighborhoods. The more desirable, pedestrian-oriented areas in Downtown Berkeley, 4th Street, and along Solano Avenue generate retail rental rates in the $2.00 to $4.50 per square foot per month triple net range.

RETAIL CONCLUSION

The area in which the subject is located is built-out and is not anticipated to experience significant new retail development. Consequently, new retail development will likely come at the expense of redeveloping existing commercial structures. Continued leasing activity in the overall market should ensure the vacancy rate in the subject's submarket will remain relatively low. Market indicators should improve but at a more deliberate pace than seen in the last several years. Given the subject's strong location near the bay, as well as the limited supply of land, this area is anticipated to remain a strong market.

BAY AREA MULTIFAMILY MARKET

The subject is located in the City of Albany and Berkeley. There are is only one large (over 100 units) apartment in either city; the 392 unit East Village complex in Albany, rather multi-family housing units are typically in smaller, older buildings.

APARTMENT MARKET OVERVIEW

Vacancy rates for multifamily properties in the Bay Area remained relatively stable between 1986 and 2000. During this time period vacancy rates rarely rose above 5%. The year-end 2001 vacancy rate in the Bay Area of 5.30% was the highest in over 10 years, which demonstrated the softening of the apartment market in the Bay Area in 2001. Vacancy levels peaked at 6.08% at the end of 2003, and have stabilized since this period.

The following table summarizes the historical multi-family vacancy rates in the Bay Area.

BAY AREA MULTI-FAMILY VACANCY RATES
1996 - 2005

County	1992	1993	1994	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	Avg.96-05
Alameda	***2.60%***	***5.20%***	***4.80%***	***3.20%***	***3.40%***	***3.70%***	***3.70%***	***2.70%***	***5.50%***	***4.34%***	***5.58%***	***6.93%***	***4.00%***	***4.31%***
Contra Costa	2.70%	6.00%	5.70%	4.80%	4.40%	3.50%	3.90%	2.90%	4.00%	4.16%	5.52%	5.43%	5.60%	4.42%
Marin	3.10%	2.60%	3.20%	2.60%	3.40%	3.20%	4.20%	2.70%	3.80%	4.68%	4.59%	5.38%	3.80%	3.84%
Napa	1.20%	3.10%	2.90%	2.50%	3.20%	2.20%	2.60%	2.30%	3.30%	2.16%	4.00%	6.13%	5.40%	3.38%
San Francisco	3.30%	4.90%	4.10%	3.70%	3.30%	2.80%	2.90%	1.80%	5.70%	4.85%	6.09%	6.43%	4.10%	4.17%
San Mateo	1.60%	3.80%	3.40%	2.90%	4.40%	4.70%	4.30%	3.40%	6.20%	5.58%	6.58%	6.49%	3.30%	4.79%
Santa Clara	3.40%	4.90%	4.00%	2.60%	2.80%	3.80%	3.60%	2.40%	5.90%	4.94%	6.32%	5.38%	4.00%	4.17%
Solano	2.20%	4.80%	5.10%	4.60%	4.30%	4.00%	4.10%	2.20%	3.70%	3.91%	6.01%	6.63%	5.60%	4.51%
Sonoma	4.10%	5.40%	6.00%	3.60%	3.20%	2.80%	3.30%	2.50%	3.20%	4.08%	7.28%	6.85%	7.10%	4.39%
Average	2.90%	5.00%	4.50%	3.30%	3.50%	3.40%	3.70%	2.60%	5.30%	4.65%	6.08%	6.03%	4.30%	4.29%

Source: Real Data

As of June 2006, RealData no longer publishes data by county or by city; the counties are now broken out into 37 districts. The reformatted data is shown in the following table.


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BAY AREA MULTI-FAMILY VACANCY
SECOND QUARTER 2006 - FOURTH QUARTER 2009

District	2nd Qtr 2006	4th Qtr 2006	2nd Qtr 2007	4th Qtr 2007	2nd Qtr 2008	4th Qtr 2008	2nd Qtr 2009	4th Qtr 2009	Avg. Last 2 Qtrs
Alameda Co. Central	3.55%	3.79%	3.60%	3.99%	4.25%	4.65%	5.60%	7.83%	6.72%
Alameda Co. East	2.98%	3.55%	3.85%	3.48%	3.88%	5.24%	5.71%	4.92%	5.31%
Alameda Co. North	**2.30%**	**4.70%**	**6.67%**	**5.66%**	**4.06%**	**5.38%**	**5.07%**	**5.38%**	**5.23%**
Alameda Co. South	3.02%	3.11%	3.24%	3.98%	3.33%	3.79%	5.07%	5.64%	5.36%
Contra Costa Co. Central	4.39%	5.51%	4.96%	4.75%	3.83%	4.46%	6.29%	5.90%	6.10%
Contra Costa Co. East	6.71%	7.22%	5.57%	5.87%	4.67%	5.39%	7.32%	6.70%	7.01%
Contra Costa Co. North Central	2.04%	2.86%	2.45%	1.63%	2.04%	1.63%	3.67%	3.27%	3.47%
Contra Costa Co. South Central	2.92%	5.23%	4.33%	3.97%	3.36%	3.86%	5.71%	4.55%	5.13%
Contra Costa Co. West	6.42%	8.41%	7.23%	6.13%	4.05%	4.08%	6.28%	7.08%	6.68%
Marin Co. Central	3.11%	3.08%	3.73%	3.65%	3.80%	3.65%	4.92%	6.30%	5.61%
Marin Co. North	3.91%	3.17%	1.68%	1.68%	1.12%	1.68%	5.21%	7.82%	6.52%
Marin Co. South	4.21%	3.12%	3.93%	3.66%	4.07%	3.80%	6.38%	4.34%	5.36%
Napa Co.	6.48%	14.72%	11.25%	7.92%	3.83%	5.78%	7.86%	4.90%	6.38%
San Francisco Co. Central	4.84%	5.52%	3.34%	4.14%	3.86%	3.19%	5.00%	5.19%	5.10%
San Francisco Co. East Central	2.58%	4.33%	6.91%	1.17%	2.03%	3.63%	5.73%	4.72%	5.23%
San Francisco Co. East	3.05%	3.77%	2.43%	3.16%	3.78%	3.15%	5.53%	5.28%	5.41%
San Francisco Co. North	3.18%	5.70%	3.71%	2.78%	2.78%	2.91%	9.27%	5.83%	7.55%
San Francisco Co. Northeast	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
San Francisco Co. South	1.95%	1.95%	3.90%	4.55%	2.60%	3.90%	3.90%	4.55%	4.23%
San Francisco Co. West	5.20%	5.93%	5.18%	12.42%	6.81%	2.15%	4.05%	9.93%	6.99%
San Mateo Co. Central	4.92%	3.73%	3.58%	2.92%	3.18%	3.83%	5.05%	4.80%	4.93%
San Mateo Co. East	4.44%	3.94%	3.84%	3.40%	4.34%	4.88%	6.95%	6.26%	6.61%
San Mateo Co. North	5.27%	5.42%	6.03%	4.68%	6.31%	6.45%	8.95%	7.46%	8.21%
San Mateo Co. West	4.33%	4.45%	4.33%	3.16%	2.58%	6.56%	5.97%	5.27%	5.62%
Santa Clara Co. Central	3.61%	3.87%	4.63%	4.34%	4.10%	4.45%	6.71%	5.67%	6.19%
Santa Clara Co. North	2.59%	3.24%	2.05%	2.46%	3.22%	3.15%	4.79%	4.38%	4.59%
Santa Clara Co. North Central	3.36%	3.79%	4.60%	3.07%	3.78%	3.50%	5.48%	4.71%	5.10%
Santa Clara Co. South	3.23%	3.48%	6.22%	7.46%	6.22%	5.07%	6.12%	4.20%	5.16%
Santa Clara Co. South Central	3.39%	2.60%	2.84%	2.43%	2.78%	3.63%	4.83%	5.62%	5.23%
Santa Clara Co. West	3.20%	3.33%	3.42%	3.24%	3.79%	4.92%	6.00%	5.42%	5.71%
Santa Clara Co. West Central	2.93%	2.85%	3.23%	4.43%	3.51%	4.50%	5.98%	4.97%	5.48%
Solano Co. Central	6.67%	5.53%	6.56%	6.38%	4.95%	6.09%	6.13%	7.60%	6.87%
Solano Co. North	4.27%	5.28%	4.66%	4.60%	6.10%	5.68%	5.45%	5.85%	5.65%
Solano Co. Southeast	2.96%	5.85%	9.03%	5.61%	4.18%	5.20%	6.75%	6.20%	6.48%
Sonoma Co. Central	5.75%	5.53%	4.48%	3.71%	3.29%	3.62%	5.46%	6.41%	5.94%
Sonoma Co. East	4.10%	2.46%	3.28%	2.46%	4.92%	4.92%	7.38%	12.30%	9.84%
Sonoma Co. South	9.51%	5.05%	3.91%	2.77%	3.42%	5.21%	6.25%	6.40%	6.33%
Bay Area	3.90%	4.29%	4.35%	4.27%	3.93%	4.33%	5.92%	5.81%	5.87%

Source: Real Data

The most current RealData information states that the total vacancy rate in the subject's Alameda County North submarket was 5.38% as of the Fourth Quarter of 2009. This rate is below the Bay Area market average of 5.81%. Over the last eight reporting periods the vacancy rate in the Alameda County North submarket has ranged from a low of 2.30% in the second quarter of 2006, to 6.67% in the Second Quarter of 2007, with an average vacancy rate of 5.23% over the past two reporting periods reported.


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Rents

Rents in the Bay Area were generally stable in 1994, but increased rapidly from 1995 to 2000. For most counties, rents decreased in 2001, 2002 and 2003, with mixed changes, depending on county, in 2004 and 2005.

Overall, the peak full year for rental increases was in 2000, when the average overall rent increase in the Bay Area was 34.0%. The following table summarizes historical rental rate changes by county.

BAY AREA HISTORIC MULTI-FAMILY RENT INCREASES

1995 - 2005

County	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	Avg.96-05
Alameda	***1.80%***	***1.00%***	***2.00%***	***12.00%***	***9.50%***	***7.09%***	***5.30%***	***34.80%***	***-12.37%***	***-6.75%***	***-3.95%***	***-1.37%***	***2.10%***	***4.64%***
Contra Costa	1.10%	-0.10%	3.30%	7.50%	6.20%	9.76%	9.50%	25.20%	-6.29%	-3.36%	-3.47%	-0.72%	4.30%	4.86%
Marin	-3.30%	4.30%	3.60%	7.70%	11.40%	10.01%	5.80%	17.20%	-8.38%	-17.71%	-5.23%	-0.61%	1.20%	2.14%
Napa	0.30%	1.00%	1.20%	3.70%	5.80%	7.87%	7.20%	14.40%	6.72%	0.00%	0.00%	3.15%	0.80%	4.96%
San Francisco	1.10%	1.70%	2.60%	20.50%	15.60%	13.95%	7.20%	35.80%	-16.03%	-4.55%	-0.95%	0.00%	4.80%	7.63%
San Mateo	3.20%	1.90%	4.40%	18.80%	7.10%	10.76%	7.90%	37.40%	-17.89%	-5.94%	-2.63%	-9.19%	6.50%	5.28%
Santa Clara	2.70%	0.10%	10.20%	17.50%	10.70%	2.95%	7.00%	38.80%	-24.15%	-9.50%	-6.17%	0.00%	3.90%	4.10%
Solano	-0.60%	0.60%	0.00%	2.50%	4.20%	7.18%	8.80%	16.20%	9.00%	0.00%	0.80%	0.00%	0.80%	4.95%
Sonoma	-0.60%	-1.20%	2.40%	5.90%	7.70%	10.00%	5.60%	17.70%	1.00%	0.75%	-1.48%	7.52%	-5.60%	4.91%
Average	1.00%	0.90%	5.90%	13.90%	9.90%	8.84%	7.80%	34.00%	-17.10%	-5.90%	-4.38%	-1.31%	4.00%	4.98%

Source: Real Data

In 2000 there was a lack of available apartments in the area, and in surrounding Bay Area communities, to meet demand which placed significant upward pressure on rental rates. This demand decreased in 2001 due to declining economic conditions in the Bay Area, which caused rental rates to shift downwards and vacancy rates to increase, as shown in the prior charts. The average Bay Area rental rate decreased in 2001 for the first time in over ten years. Rents further declined overall in the Bay Area in 2002, 2003 and 2004. Rents increased in the Bay Area overall by 4.0% between December 2004 and December 2005. Most counties had rent decreases between 2001 and 2004, but at lower levels than experienced between 2000 and 2001. Most counties had very small changes in rents between 2004 and 2005.

As previously stated, as of June 2006, RealData no longer publishes data by county or by city; the counties are now broken out into 37 districts. The reformatted data is shown in the following table.


CBRE
CB RICHARD ELLIS

BAY AREA MULTI-FAMILY RENT INCREASES
SECOND QUARTER 2006 - FOURTH QUARTER 2009

District	2nd Qtr 2006	4th Qtr 2006	2nd Qtr 2007	4th Qtr 2007	2nd Qtr 2008	4th Qtr 2008	2nd Qtr 2009	4th Qtr 2009	Avg. Last 2 Qtrs
Alameda Co. Central	2.07%	4.73%	3.87%	3.11%	3.01%	-1.17%	1.18%	0.58%	0.88%
Alameda Co. East	3.95%	5.06%	0.00%	3.61%	3.49%	-1.12%	-2.27%	-1.74%	-2.01%
Alameda Co. North	**2.25%**	**9.34%**	**2.51%**	**-4.90%**	**10.31%**	**-0.47%**	**-12.21%**	**6.42%**	**-2.89%**
Alameda Co. South	4.14%	3.97%	3.18%	3.70%	2.98%	1.73%	-2.84%	-2.92%	-2.88%
Contra Costa Co. Central	3.47%	3.36%	0.65%	4.52%	4.94%	0.00%	-2.35%	-1.20%	-1.78%
Contra Costa Co. East	0.77%	0.76%	3.79%	1.46%	1.44%	-2.84%	-3.65%	1.52%	-1.07%
Contra Costa Co. North Central	0.00%	0.00%	-6.72%	3.20%	3.88%	0.00%	-2.99%	-0.77%	-1.88%
Contra Costa Co. South Central	4.64%	3.16%	-1.23%	4.35%	2.38%	1.16%	-1.72%	0.58%	-0.57%
Contra Costa Co. West	3.50%	0.68%	0.67%	1.33%	1.97%	0.65%	-1.28%	-0.65%	-0.97%
Marin Co. Central	7.36%	3.43%	1.10%	3.83%	3.16%	0.00%	0.00%	-2.04%	-1.02%
Marin Co. North	-3.38%	1.40%	3.45%	5.33%	1.27%	3.75%	0.60%	-0.60%	0.00%
Marin Co. South	-1.64%	3.33%	10.75%	-2.91%	-1.00%	5.05%	-2.40%	-5.91%	-4.16%
Napa Co.	3.79%	12.41%	0.00%	1.95%	1.91%	-0.63%	0.00%	0.00%	0.00%
San Francisco Co. Central	8.70%	1.78%	6.55%	7.38%	4.58%	4.38%	-3.85%	-1.45%	-2.65%
San Francisco Co. East Central	9.34%	4.27%	3.75%	13.49%	5.51%	6.32%	-2.33%	-7.14%	-4.73%
San Francisco Co. East	4.62%	9.19%	2.36%	3.62%	3.81%	0.31%	-1.22%	-3.70%	-2.46%
San Francisco Co. North	4.74%	16.58%	-0.86%	10.43%	1.97%	2.32%	0.00%	0.00%	0.00%
San Francisco Co. Northeast	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
San Francisco Co. South	0.90%	20.63%	1.86%	6.93%	0.34%	6.12%	0.00%	-14.42%	-7.21%
San Francisco Co. West	2.56%	4.00%	-4.33%	13.57%	3.54%	6.41%	0.40%	0.00%	0.20%
San Mateo Co. Central	3.85%	5.29%	2.51%	5.39%	3.26%	-0.90%	-8.18%	0.00%	-4.09%
San Mateo Co. East	1.52%	6.50%	0.94%	3.26%	3.60%	-0.43%	-2.62%	-0.90%	-1.76%
San Mateo Co. North	7.88%	10.67%	1.02%	7.04%	2.35%	0.46%	-1.37%	-0.46%	-0.92%
San Mateo Co. West	8.00%	3.17%	1.54%	5.56%	1.91%	2.35%	-0.46%	-2.76%	-1.61%
Santa Clara Co. Central	4.67%	6.37%	3.59%	5.20%	4.40%	1.58%	-2.59%	-2.66%	-2.63%
Santa Clara Co. North	3.11%	4.82%	1.72%	3.95%	4.89%	2.07%	-0.51%	-5.10%	-2.80%
Santa Clara Co. North Central	5.70%	4.79%	5.14%	4.89%	3.11%	-2.01%	-7.69%	-2.78%	-5.24%
Santa Clara Co. South	4.52%	0.00%	3.09%	1.80%	-4.12%	3.07%	-0.60%	-2.40%	-1.50%
Santa Clara Co. South Central	4.08%	6.54%	4.29%	4.71%	2.81%	2.19%	-0.53%	-3.23%	-1.88%
Santa Clara Co. West	4.00%	11.54%	2.46%	4.33%	1.84%	0.45%	-4.50%	-2.36%	-3.43%
Santa Clara Co. West Central	6.17%	6.98%	4.35%	4.69%	3.48%	0.96%	-5.24%	-5.03%	-5.13%
Solano Co. Central	0.00%	0.78%	0.00%	1.54%	0.76%	-1.50%	1.53%	0.75%	1.14%
Solano Co. North	1.59%	2.34%	0.00%	0.76%	1.52%	1.49%	-0.74%	0.00%	-0.37%
Solano Co. Southeast	3.20%	1.55%	0.76%	3.79%	1.46%	0.72%	-2.14%	-0.73%	-1.44%
Sonoma Co. Central	0.00%	2.22%	1.45%	2.86%	0.00%	0.69%	-0.69%	-0.69%	-0.69%
Sonoma Co. East	0.00%	4.92%	0.00%	10.16%	0.00%	0.00%	0.00%	0.00%	0.00%
Sonoma Co. South	0.00%	1.42%	3.50%	-0.68%	0.00%	-1.36%	2.07%	-2.03%	0.02%
Bay Area	3.82%	5.52%	2.33%	4.55%	3.26%	1.05%	-3.12%	-2.15%	-2.64%

Source: Real Data

Overall, the Bay Area experienced a rental rate decrease over the prior semi-annual period; however, the subject's Alameda County North submarket experienced rental rate increases averaging 6.42% during the same period. Bay Area rental rates increased every semi-annual period from the Fourth Quarter of 2005 until the Second Quarter of 2009, when the region saw negative rent growth for the first time in four years. The subject's Alameda County North submarket was one of the few submarkets to experience rent growth in the Fourth Quarter of 2009. As shown by the table above, rent growth has been significantly impacted by the recent economic slowdown, with most districts showing negative rent growth in 2009. While the most recent published data shows negative rent growth,



reported data often lags existing conditions. Discussions with leasing personnel in the subject submarket revealed that rental rates are stabilizing, and rental concessions are no longer prevalent in the market.

SUBMARKET RENTS

Apartment rental rates in the Alameda County North submarket are lower relative to the Bay Area as a whole. The following table summarizes rental rates per square foot and per month within the subject's submarket and the Bay Area overall.

APARTMENT RENTAL RATES PER SQUARE FOOT
FOURTH QUARTER 2009

Area	Studio	1B/1B	1B/1B+	2B/1B	2B/1B+	3B/1B	3B/1B+	4B/1B+	Average
Alameda County North	$1.97	$1.83	$1.92	$1.60	$1.64	$1.66	$1.64	$1.86	$1.72
Bay Area	$2.56	$1.94	$1.96	$1.73	$1.70	$1.74	$1.71	$1.53	$1.82

Source: Real Data, Inc

MONTHLY RENTS
STABILIZED/UNFURNISHED APARTMENTS
FOURTH QUARTER 2009

County	Studio	1B/1B	1B/1B+	2B/1B	2B/1B+	3B/1B	3B/1B+	4B/1B+	Average
Alameda County North	$1,048	$1,235	$1,474	$1,428	$1,762	$1,495	$1,923	$2,500	$1,413
Bay Area	$1,239	$1,362	$1,707	$1,517	$1,736	$1,734	$2,154	$2,734	$1,529

Source: Real Data, Inc

New Development

The following chart profiles the pattern of new apartment units developed in Alameda County since 1990.

ADDITIONS TO INVENTORY
ALAMEDA COUNTY
100+ UNIT PROJECTS

Year	Addition
1990-1999	0
2000	803
2001	310
2002	989
2003	151
2004	546
2005	172
2006	1,247
2007	714
2008	1,076
2009	677
10 Yr. Average	669

Source: RealData, Inc.

As can be seen in the preceding table, an average of 669 multi-family dwelling units per year were completed in Alameda County in projects of 100+ units between 2000 through 2009.

NEW CONSTRUCTION - APARTMENTS

According to the City of Albany and Berkeley Planning Departments, there are small apartments under construction and planned in Berkeley but none in Albany. Given the demand for housing in the area, high occupancy rates, and barriers to entry due to the lack of land available for significant new development, new apartment construction in Berkeley and Albany would likely be well received.

Demand

Demand for apartments in the local area is related to employment growth and convenient access to nearby freeways, and shopping areas, as well as the desirable quality of the surrounding neighborhood. The Golden Gate Fields site benefits by being proximate to Interstate 80, BART, as well as various retail, restaurants, office developments, and its location relative to U.C. Berkeley, one of the main demand generators for the area.

RENT CONTROL/BELOW MARKET RENT UNITS

Most apartment units in the City of Berkeley are required to abide by Rent Stabilization Policies established by the City Council and the Rent Stabilization Board. The Rent Stabilization Board is responsible for controlling rental growth for apartment units. Over the last ten years, the annual increases allowed have varied from 0% to 3.5%. The Board controls rental growth by requiring the landlord to have the rental increase notice signed and dated by the tenant. This notice also informs the tenant of his/her rights in terms of allowable or fair rental increases permitted by the city. However, if a rental unit is voluntarily vacated the landlord is allowed to increase the rent by any amount he/she deems as fair. According to property managers, owners, and brokers these policies have some material impact on rents in the subject market. Under rent control, rents may be increased by a higher amount than the annual allowable amount, if the annual rental increases have not been maintained. There are a few apartments excluded from this policy; for example, if an apartment complex was built after June 30, 1980 it does not need to comply.

There is no rent control in the City of Albany.

MARKET PARTICIPANTS

According to market participants, demand for multi-family properties in the Berkeley, Albany, Emeryville area remains high, with occupancy rates averaging 95%-100% in most properties. The main demand generator for housing in the market remains students from the U.C. Berkeley campus. Properties close to campus continue to demand the highest rents, with the North Berkeley submarket attaining the highest rents in the market. Properties located further from the campus continue to see strong demand, although rents decrease further away from the campus and downtown areas.


CBRE
CB RICHARD ELLIS

Amenities such as balconies, views, and parking add value to the units, especially for typical renters, although these amenities are not critical to student demand.

Despite Berkeley's status as a rent controlled market, investor demand remains strong. Selling brokers report sale listings are seeing high activity, with exposure time for well-located properties averaging less than six months with many properties selling within three months. Projections from market participants are for continued strong demand and near-term minor rent growth.

INVESTOR ANALYSIS

According to the Fourth Quarter 2009 Korpacz Investor Survey, demand for apartments remains fragile as chronic unemployment results in doubling up with roommates to reduce expenses and moving in with family members during on-going job searches. In the recently released Emerging Trends in Real Estate 2010, published by PricewaterhouseCoopers LLP and the Urban Land Institute, the turnaround of the job market, the pending need for rental housing by the echo boomers, and the lack of obtainable financing for home purchases strengthen the outlook for apartment market fundamentals. In the meantime, this sector's vacancy sits at a record-high level of 8.0% on a national basis, as per the research company Reis. Further, Reis expects increases in vacancy to continue while the economy struggles to stabilize, resulting in a forecast vacancy of 8.3% for 2010.

Although the underlying fundamentals of the apartment market remain troubled, moderate-income apartments rank as the most favored core property type among Emerging Trends interviewees, scoring a 5.55 on a scale of 1 (abysmal) to 9 (excellent) with respect to investment prospects in 2010. Investors believe that the success of apartments is dependent on both asset position and geography. Specifically, investors foresee early buying opportunities in higher-density infill markets convenient to commercial districts and mass transit. While Emerging Trends interviewees suggest concentrating on Class-B and Class-C "entry-level" product with opportunity for cosmetic upgrades and modest fix-ups, they recommend avoiding formerly hot-growth housing areas, such as Las Vegas and Phoenix, where developers overbuilt condominium projects. According to survey participants, overall capitalization rates (OARs) for apartment assets in those cities have risen quite substantially. Overall, the average OAR for the national apartment market increased 190 basis points over the past year, inching above 8.00% for the first time since 2003. As a reflection of near-term risk, many participants continue to model declines in market rent in the initial year of their cash flows for the national apartment market. Some of the largest declines in market rent (up to 10.0%) were reported by participants who own assets in the Southeast region of the country.

APARTMENT CONCLUSION

As of December 2009, Real Data reported that the Alameda County North submarket had an overall occupancy rate of 94.6%. Over the past six years, this submarket has historically maintained occupancy levels near or above 95% on average. The multi-family market is expected to continue to



slow in the near term due to the current economic recession. Property managers report a decline in market conditions and anticipate rents will continue to fall in the near future. Concessions are becoming more prevalent in the market and are expected to become commonplace as the economy continues to weaken. Most managers reported offering concessions as a way to keep contract rents high, rather than lowering asking rents. However, managers reported asking rates have been falling even as concessions are becoming more common. New product delivered to the submarket is anticipated to be minimal over the near term due to the declining market. Net absorption is projected to be flat to negative, as job losses in the area force people to move to more affordable locations.

Demand for housing in Northern California is expected to decline in the near to mid-term, due to current economic conditions. The supply of vacant and developable land within the county is limited and historically there has been strong demand for multi-family housing. However, vacancy rates have been increasing since the beginning of 2009 and rental rates have declined significantly. The property managers we interviewed all indicated that it has become increasingly difficult to lease vacant units and that concessions are becoming more prevalent in order to entice new tenants. Additionally, the property managers we spoke with indicated that asking rates have also declined as landlords seek to maintain stabilized occupancy in their projects. Given the current downturn in the economy and the rising unemployment rate, it is likely that vacancy rates will continue to increase in the near term and rental rates will continue to fall.

OFFICE MARKET OVERVIEW

The subject is located in the Berkeley submarket within the greater Oakland – East Bay Office market. Note the City of Albany does not have enough office space to be tracked as a separate submarket. This market analysis considers the overall office market as well as the Berkeley submarket. The latest information included is for Fourth Quarter 2009.

The Oakland/East Bay office market area consists of approximately 28.2 million square feet of office space. Downtown Oakland (CBD) encompasses the largest portion of this space with approximately 11.0 million square feet, while San Leandro is the smallest submarket at 526,958 square feet.

Inventory and Availability Rates

Office inventory and availability rate statistics for the overall market are summarized on the following table.

HISTORICAL AVAILABILITY RATE INFORMATION - OAKLAND/EAST BAY OFFICE MARKET

Submarket	Year End 2009 Inventory	Year End 2009	Year End 2008	Year End 2007	Year End 2006	Year End 2005	Year End 2004	Year End 2003	Year End 2002	Year End 2001	Year End 2000	Year End 1999
Alameda												
Alameda North	1,845,939	30.9%	21.3%	21.9%	27.3%	22.8%	23.4%	24.3%	19.9%	16.5%	2.0%	3.3%
Alameda South	1,727,315	23.2%	19.7%	18.6%	24.0%	32.7%	25.5%	26.9%	17.8%	12.2%	8.6%	5.9%
Berkeley (downtown)	1,583,659	15.2%	19.7%	14.0%	13.4%	11.8%	14.2%	14.5%	19.6%	12.2%	9.7%	2.7%
Berkeley West	1,447,989	13.7%	14.6%	9.2%	13.3%	6.6%	15.9%	14.4%	10.9%	10.4%	7.1%	4.0%
Emeryville	**4,709,535**	**16.0%**	**12.0%**	**10.1%**	**13.1%**	**14.1%**	**18.6%**	**20.4%**	**26.5%**	**31.6%**	**18.5%**	**3.0%**
Oakland CBD	11,040,222	15.2%	12.6%	12.1%	12.4%	14.8%	15.7%	17.7%	17.5%	12.6%	9.7%	8.9%
Oakland GEN	1,044,471	23.1%	18.7%	7.9%	807.0%	6.3%	6.3%	2.4%	3.1%	2.5%	1.9%	0.5%
Oakland (Jack London Sq.)	1,245,739	24.6%	14.4%	14.6%	11.9%	12.5%	18.7%	16.0%	16.4%	13.0%	2.3%	4.1%
Oakland (Airport)	1,938,788	24.3%	28.2%	25.4%	20.7%	21.3%	21.9%	19.4%	15.1%	13.7%	8.1%	6.3%
Richmond	1,112,487	23.0%	18.0%	13.1%	16.0%	28.2%	40.3%	28.2%	26.9%	27.8%	34.2%	6.4%
San Leandro	526,958	12.1%	8.1%	4.3%	10.7%	14.1%	9.9%	11.2%	13.4%	3.2%	2.5%	2.7%
Total	28,223,102	18.4%	15.4%	13.5%	14.8%	16.5%	18.5%	18.9%	18.6%	16.1%	10.6%	2.3%

Source: CBRE

In most instances, availability rates increased between 2007 and 2009 in the submarkets and market shown in the prior chart.

In the Berkeley submarket, as of the Fourth Quarter of 2009, the vacancy rate was 12.0%, while the availability rate was 13.7%.

In Berkeley, as of the Fourth Quarter of 2009, the Class A office vacancy rate was 2.9%, while the availability rate was 2.9%. The Class B office vacancy rate was 8.2%, while the availability rate was 11.7%. The Class C vacancy rate was 19.3%, while the availability rate was 20.3%.


CBRE
CB RICHARD ELLIS

Historical Inventory

Office space inventory in the Oakland/East Bay market has increased by about 195% over the past 27 years, as indicated on the following table.

HISTORICAL OFFICE INVENTORY
1983 – 2009

Year-End	Total Base SF	Addition to Inventory
1983	9,575,078	N/A
1984	11,533,656	1,958,578
1985	13,834,784	2,301,128
1986	14,292,925	458,141
1987	15,259,411	966,486
1988	17,894,498	2,635,087
1989	18,538,613	644,115
1990	20,702,461	2,163,848
1991	23,922,042	3,219,581
1992	23,210,926	(711,116)
1993	23,168,369	(42,557)
1994	22,867,080	(1,121,322)
1995	22,883,101	16,021
1996	22,854,006	(29,095)
1997	22,803,506	(50,500)
1998	23,337,926	534,420
1999	24,968,121	1,630,195
2000	26,028,925	1,060,804
2001	26,859,307	830,382
2002	27,809,177	949,870
2003	27,937,974	128,797
2004	28,158,196	220,222
2005	28,283,002	124,806
2006	27,043,386	-1,239,616
2007	27,501,962	458,576
2008	28,484,696	982,734
2009	28,223,102	-261,594

Source: CBRE

The inventory declined between 2005 and 2006, and between 2008 and 2009, due to reclassification of some office space. The table above indicates that additions to multi-tenant rentable inventory have averaged about 690,668 square feet per year over the past 27 years. The greatest increases were in the mid- to late-1980s through 1991, when much of the Class A stock was completed. The reductions in inventory size from 1991 to 1997 were primarily a function of space being purchased by owner/users and being removed from the survey. There was little development activity between 1991 and 1997. Development returned to the market in 1998, primarily with the completion of several build-to-suit public office buildings in the City Center area of Oakland.

New Construction

As of the Fourth Quarter of 2009, there were no new major office building projects under construction in the Oakland/East Bay market or the Berkeley submarket.

Absorption Analysis

Market surveys prepared by CBRE that track historical absorption trends in the overall market area are summarized on the following table.

Oakland/East Bay Office	
1998- 2009	
Year	Net Absorption
1990	643,027
1991	121,452
1992	207,944
1993	-592,095
1994	237,978
1995	632,750
1996	473,404
1997	59,476
1998	30,335
1999	1,400,372
2000	(454,976)
2001	(1,571,975)
2002	(237,199)
2003	(41,604)
2004	176,508
2005	794,932
2006	971,362
2007	(1,073)
2008	(535,625)
2009	(898,815)
Source: CB Richard Ellis	

Net absorption was negative in 2001, 2002, and 2003 due to the softening of the office market that started in late 2000. Net absorption was positive in 2004, 2005, 2006, and 2007 due to the improvement in the office market that started in 2004 and lasted until 2007. Net absorption in the Oakland/East Bay Office Market was negative 535,625 square feet in 2008, and was negative 898,815 square feet in 2009, due to softening in the office market. In 2009, net absorption was negative 50,437 square feet in the Berkeley submarket.



Rents

Average asking rents shown in this section are on a full service expense basis, in which the tenants reimburse for operating expenses above the base year. Historical Class A and B average asking rents are shown in the following chart.

Average Office Rents $/SF/mo
Oakland/East Bay Office Market
2000 through 2009

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Class A	$3.27	$2.79	$2.23	$2.12	$2.19	$2.32	$2.41	$2.85	$2.76	$2.53
Class B	$2.45	$2.07	$1.77	$1.59	$1.65	$1.79	$1.79	$2.05	$1.82	$1.81

Source: CBRE

As shown in the table above, rents decreased from their peak in 2000, but have steadily rose from 2003 through 2007 before declining in 2008 and 2009.

Demand Generators

Demand for the West Berkeley submarket is stronger than the overall Bay Area due to its proximity to retail amenities and the University of California Berkeley campus. Overall, demand for good quality space in the area is still in place.

Since the mid-1980s, the office market in the Bay Area has grown dramatically. Fueled by high technology and Internet growth, vacancy levels have decreased significantly and rental rates have escalated. During the boom of the late-1990s, alternative office locations such as Oakland/East Bay benefited from the lack of available supply and escalating rents in other markets. However, as rents have cooled and occupancies declined in the more traditional office markets, demand has weakened in the Berkeley submarket.


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OAKLAND/EAST BAY OFFICE MARKET CONCLUSION

In 2009, economic conditions challenged the sustainability of the Oakland/East Bay office market as negative net absorption, rising vacancy and slowed leasing activity developed into market-wide trends. The greatest shift in market fundamentals has been the decline in average asking lease rates; asking rents dropped 6% over the year, although the rate of decline appears to be slowing. The fourth quarter saw both rising vacancy and availability, posting 15.6% and 18.4% respectively. Sluggish leasing activity also led to almost 146,000 square feet of negative absorption in the fourth quarter with year-to-date negative net absorption at 898,000 square feet. Landlords and building owners should anticipate increasing vacancy and availability and continued losses in occupancy until economic conditions show a definitive improvement.

Given the current recessionary pressures, market fundamentals are expected to worsen throughout 2010, with market participants remaining uncertain as to when demand will return to the office market. The Berkeley submarket is considered a relatively strong submarket due to the demand created by University of California Berkeley.


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HOTEL MARKET ANALYSIS

NATIONAL OVERVIEW

The economic slowdown of the past two years deepened into what some are labeling as the Great Recession. Despite recent announcements that the "recession is likely over" from Ben Bernanke, economic recovery will be just as difficult as any of the 11 economic slowdowns that have occurred since the 1930's. As of September 2009, the nation's unemployment rate is at a 26-year high of 9.8 percent (highest since June of 1983). Because unemployment is a lagging indicator, the jobless rate is expected to rise above 10 percent in the coming months. Consumers, worried about job losses and stagnant wages, will restrain spending. Given that consumer spending accounts for about 70 percent of the nation's economy, the economic recovery ahead will certainly be bumpy. The seeds of today's recession sprouted in the summer of 2007 as the sub-prime mortgage crisis exposed pervasive weaknesses in both financial industry regulation and the overall global financial system. The rapid rise in unemployment throughout the nation, further eroded consumer confidence, which in turn exerts further negative pressure on businesses—truly a vicious circle.

The operating metrics in the U.S. hotel industry held up well during the first nine months of 2008. The collapse of Lehman Brothers over a year ago, however, appeared to be an inflection point after which businesses started to dramatically cut costs. Corporate and group meeting/convention travel, the backbone of demand for U.S. hotel rooms, was severely curtailed. The "AIG effect" – i.e. the negative public image of business entertainment-- dealt an additional blow to the U.S. hotel industry, as it became politically incorrect for corporate America to travel and attend meetings and conventions. Smith Travel Research is reporting astonishing weekly declines in RevPAR (Revenue Per Available Room) throughout the nation's major markets as well as in many of the world's major cities.

Lodging facilities are more than bricks and mortar real estate. They house going business concerns with high levels of operating leverage. Without long term tenancies, the daily leasing of guestrooms forces hotels to utilize yield management techniques which include a continuous re-pricing of rents. The recent dramatic decline in U.S. hotel RevPAR is resulting in an exponential diminution of lodging profits.

There is no question that during this recession, the combination of both limited credit availability and declining earnings has led to a swift and dramatic erosion of the market value of all types of lodging facilities. The absence of any significant volume in U.S. hotel sale transactions has meant limited transparency as to the market re-pricing of assets, and therefore little if any empirical evidence to quantify the magnitude of decline of U.S. hotel prices. During the next 12 to 18 months, loan maturities and the workouts of hotel investment failures will compel transactions to occur, which will eventually provide the market with pricing clarity and ultimately narrowing the longstanding bid/ask standoff between buyers and sellers of U.S. hotels. Once sale transactions resume in earnest, the market will then establish the current true value of U.S. hotel properties, allowing comparisons to the


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peak of 2007. In today's "hazy" pricing environment, many assert their "gut" reaction that hotel prices have declined upwards of 50 percent from the crest--a notion which will ultimately be proven true or false by evidence gleaned from a liquid transactional market.

The following analysis provides a preview of what the market will ultimately confirm. The three tables below illustrate statistical calculations of the recent movement of U.S. hotel asset prices due to changes in capital stack structure and return requirements, as well as lodging profits.

The availability of high levels of relatively inexpensive hotel debt and equity peaked in early 2007, and resulted in a Weighted Average Cost of Capital (WACC) or a capitalization rate of 6.2 percent, a decline of 240 basis points (bps) from 2005. Today, almost two years after the pinnacle, a dramatic rise of 380 bps of the WACC of U.S. hotels results in a 10 percent capitalization rate. An examination below of the implied value of $1000 of net operating income (NOI) indicates a 38 percent decline in value from the peak, solely as a result of the dramatic shift in the capital stack structure and return requirement of U.S. hotels.

U.S. Hotel Capital Stack Returns and Price Movements

	2005	Early 2006	Late 2006	Early 2007 (Peak)	Late 2007	Mid 2008	Late 2008
DEBT							
Debt to Value	60%	70%	75%	**80%**	75%	65%	55%
Interest Rate	6.00%	6.50%	6.20%	**5.75%**	6.50%	7.10%	8.00%
Amortization	25	30	I/O	**I/O**	30	25	25
Debt Constant	7.7%	7.6%	6.2%	**5.8%**	7.6%	8.6%	9.3%
EQUITY							
Equity to Value	40%	30%	25%	**20%**	25%	35%	45%
Equity Dividend	10%	10%	9%	**8%**	9%	10%	11%
Weighted Average Cost of Capital (WACC)	8.6%	8.3%	6.9%	**6.2%**	7.9%	9.1%	10.0%
Implied Value of $1,000 NOI	$11,575	$12,035	$14,493	**$16,129**	$12,597	$11,034	$9,956
% Change WACC from Previous Period	N/A	-4%	-17%	**-10%**	28%	14%	11%
% Change WACC from 2005	N/A	N/A	-20%	**-28%**	-8%	5%	16%
% Change WACC from Peak	N/A	N/A	N/A	**N/A**	28%	46%	62%
% Change Value from Previous Period	N/A	4%	20%	**11%**	-22%	-12%	-10%
% Change Value from 2005	N/A	N/A	25%	**39%**	9%	-5%	-14%
% Change Value from Peak	**N/A**	**N/A**	**N/A**	**N/A**	**-22%**	**-32%**	**-38%**

Layering changes in U.S. hotel NOI into the theoretical analysis expands the study further as exemplified on the following matrices.



U.S. Hotel Price Change (%) Since Peak (Early 2007)

Change in Weighted Cost of Capital

Change in NOI	Early 2007 (Peak) 6.2%	Late 2007 7.9%	Mid 2008 9.1%	Late 2008 10.0%
25.0%	25.0%	-2.4%	-14.5%	-22.8%
20.0%	20.0%	-6.3%	-17.9%	-25.9%
15.0%	15.0%	-10.2%	-21.3%	-29.0%
10.0%	10.0%	-14.1%	-24.7%	-32.1%
5.0%	5.0%	-18.0%	-28.2%	-35.2%
0.0%	**0.0%**	**-21.9%**	**-31.6%**	**-38.3%**
-5.0%	-5.0%	-25.8%	-35.0%	-41.4%
-10.0%	-10.0%	-29.7%	-38.4%	-44.4%
-15.0%	-15.0%	-33.6%	-41.8%	-47.5%
-20.0%	-20.0%	-37.5%	-45.3%	-50.6%
-25.0%	-25.0%	-41.4%	-48.7%	-53.7%

U.S. Hotel Price Changes (Implied Value of $1000 NOI)

Change in Weighted Cost of Capital

Change in NOI	2005 8.6%	Early 2006 8.3%	Late 2006 6.9%	Early 2007 (Peak) 6.2%	Late 2007 7.9%	Mid 2008 9.1%	Late 2008 10.0%
25.0%	$14,469	$15,043	$18,116	**$20,161**	$16,748	$13,793	$12,445
20.0%	$13,891	$14,442	$17,391	**$19,355**	$15,116	$13,241	$11,947
15.0%	$13,312	$13,840	$16,667	**$18,548**	$14,486	$12,689	$11,450
10.0%	$12,733	13,238	$15,942	**$17,742**	$13,856	$12,138	$10,952
5.0%	$12,154	$12,636	$15,217	**$16,935**	$13,226	$11,586	$10,454
0.0%	**$11,575**	**$12,035**	**$14,493**	**$16,129**	**$12,597**	**$11,034**	**$9,956**
-5.0%	$10,997	$11,433	$13,768	**$15,323**	$11,967	$10,482	$9,458
-10.0%	$10,418	$10,831	$13,043	**$14,516**	$11,337	$9,931	$8,961
-15.0%	$9,839	$10,229	$12,319	**$13,710**	$10,707	$9,379	$8,463
-20.0%	$9,260	$9,628	$11,594	**$12,903**	$10,077	$8,827	$7,965
-25.0%	$8,682	$9,026	$10,870	**$12,097**	$9,447	$8,276	$7,467

Given the current declines in U.S. RevPAR, and factoring in the reverse effects of hotel operating leverage in a declining market, it will not be unusual for many lodging facilities to experience dramatically falling profits. The table above demonstrates that a 25 percent decline in NOI coupled with the 380 bps rise of the WACC of a U.S. lodging investment, results in more than a 50 percent drop in the value of the asset, thus validating the "gut" reaction of many of today's hotel investment market participants. Of course, these are only paper losses as no one would sell today unless they had to or were forced by circumstances.

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Historic Performance and Projections

Smith Travel Research (STR), widely regarded as the standard source for reliable information in the hospitality industry, predicts a significant decline in overall revenue for 2009 as consumer fears will take time to dissipate, and businesses adjust to the current economic climate. STR has indicated that occupancy will go from 60.4 percent for 2008 to 55.4 for 2009 and 55.1 percent for 2010 percent.

STR predicts ADR will decrease by 9.7 percent to $96.43 in 2009 and 4.0 percent to $93.16 in 2010. RevPAR will fall by 17.1 percent in 2009 and 4.0 percent in 2010. It should be noted that all of the projections have been revised downwards by STR relative to their previous 2009 and 2010 estimates. Furthermore, many other forecasters are projecting similar declines in RevPAR growth over the next 12 months. PricewaterhouseCoopers, in their "Hospitality Directions Forecast Alert, September 2009 edition", forecast a decrease in RevPAR of 16.1 percent, up from the June 2009 estimate of 15.7 percent. The relative ease of obtaining inexpensive debt in 2006 and 2007 contributed to a large number of ground up hotels. Given the typical 18 to 24 month construction time frame, many of these hotels are now entering (or already have entered) the marketplace, which in conjunction with the current economic crisis, will continue to negatively impact RevPAR performance. Below is a table illustrating historic and projected RevPAR figures by STR.


Total United States
Key Performance Indicators Percent Change
Full Year 2009 2010 Forecast
2009 F
2010 F
10
5
0
-5
-10
-15
-20
3.0
1.8
-5.5
1.3
-8.4
-0.6
-9.7
-3.4
-17.1
-4.0
Supply
Demand
Occ
ADR
RevPAR
STR
STR GLOBAL



Since 2003, RevPAR growth was aided by a relative lack of new supply, as there has been moderate growth in the overall number of rooms. Room supply in 2009, however, is anticipated to increase 3.0 percent. This follows an increase of 2.6 percent in 2008.


Total United States
Supply/Demand Percent Change
2003 – 2010P
8
4
0
-4
-8
1.0
1.3
0.4
4.0
-0.1
2.8
0.2
0.5
1.3
1.0
2.6
-1.2
3.0
-5.5
1.4
1.1
1.9
1.3
Supply % Chg
Demand % Chg
2003
2004
2005
2006
2007
2008
2009P
2010P
20 Yr Average
STR
STR GLOBAL

Smith Travel Research reports that roughly 130,471 rooms are under construction as of August 2009. The table below outlines the year-over-year comparisons between 2008 and 2009. Of note, 2009 has 65,476 fewer rooms under construction compared to the same period 12 months prior, a decrease of 33.4 percent. One of the few silver linings in the economic slowdown is the number of proposed hotel projects abandoned or deferred has increased significantly over the last 18 months.

Total United States Active Development Pipeline - Rooms Change From Last Year

Phase	August 2009	August 2008	Difference	% Change
In Construction	130,471	195,947	-65,476	-33.4%
Final Planning	70,811	110,553	-39,742	-35.9%
Planning	274,239	353,290	-79,051	-22.4%
Active Pipeline	475,521	659,790	-184,269	-27.9%
Pre-Planning	114,986	144,517	-29,531	-20.4%
Total	590,507	804,307	-213,800	-26.6%

Source: STR / TWR / Dodge Construction Pipeline

STR STR GLOBAL

Transaction Activity

Given the lack of available debt, the lack of optimism in operating fundamentals, and the downward trend in pricing, buyers are extremely reluctant to purchase any hotel assets. The CB Richard Ellis Valuation & Advisory Services Hospitality & Gaming Group continuously monitors the major U.S. hotel sale transaction market. The CB Richard Ellis 3rd Quarter 2009 Major U.S. Hotel Sales survey includes only 21 single asset sale transactions over $10 million each that are not part of a portfolio allocation. These transactions total $1.58 billion, and include 7,616 hotel rooms with an average sale price per room of $208,000. It should be noted, however, that this survey also includes the sale of the 2,885 room Treasure Island Hotel and Casino at $775,000,000 ($268,631 pre unit), which comprises over 27 percent of the total. By comparison, the 3rd Qtr. CB Richard Ellis 2008 Major U.S. Hotel Sales survey included 65 single asset sale transactions totaling $2.84 billion in trades, and included 16,381 hotel rooms with an average sale price per room of $173,631.


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Investment Rates

The latest Real Estate Investor Survey published by CBRE and Korpacz (1st Quarter 2009 - CBRE, 3rd Quarter 2009 - Korpacz) for luxury, full service, limited service and extended stay properties are illustrated in the following table:

HOTEL INVESTOR SURVEY						
	Discount Rate		Overall Cap Rate		Terminal Cap Rate	
Type	Range	Average	Overall Cap Rate	Average	Range	Average
CBRE Hotels						
Class A	9.00% - 13.00%	10.96%	7.00% - 11.00%	8.92%	7.50% - 11.50%	9.50%
Class B	10.00% - 13.00%	11.53%	9.00% - 11.50%	9.94%	9.50% - 11.50%	10.41%
Class C	11.50% - 14.00%	12.58%	10.00% - 13.00%	10.79%	10.00% - 13.50%	11.50%
Korpacz Hotels						
Luxury	8.00% - 18.00%	11.41%	7.00% - 12.00%	9.25%	7.00% - 11.25%	9.25%
Full Service	10.00% - 14.00%	11.69%	6.50% - 14.00%	9.84%	7.50% - 12.00%	10.22%
Limited Service	10.00% - 18.00%	13.19%	9.00% - 14.00%	10.85%	9.00% - 14.00%	11.25%
Extended Stay	10.00% - 16.00%	12.70%	9.00% - 13.00%	10.90%	9.00% - 13.50%	11.23%

Source: CBRE National Investor Survey & Korpacz Real Estate Investor Survey

The weak economic conditions, the government bail-out of the financial sector, increasingly rigid debt requirements, and the negative outlook of the near-term lodging performance have hampered the sales pace. The absence of any significant volume in U.S. hotel sale transactions has meant limited transparency as to the market re-pricing of assets, and therefore little if any empirical evidence to quantify the investment criteria. The slow volume of activity has certainly clouded the overall investment picture. Still, Korpacs indicates that discount rates and overall rates of return are rising and have increased by as much as 125 basis points over their previous survey (1st Qtr. 2009). CBRE is in constant contact with hotel professionals who price hospitality assets. All of these professionals indicated that in the current economic environment, investment criteria has become much more rigid, and as a general rule, overall capitalization rates have increased 150 to 200 basis points compared to 18 to 24 months prior.

CONCLUSION

Smart money recognizes that the world is currently experiencing an adjustment that was overdue, but that an over correction is also most likely occurring. During the short term, conservative investors who deployed modest levels of leverage will survive. Opportunistic capital will be well positioned to take advantage of terrific opportunities that will emerge. These include, but are but not limited to, the purchase of defaulted notes, acquiring foreclosed assets, the issuance of mezzanine bridge capital for gap lending and PIP funds. As investors navigate through the near term, demand will be strong for professional experts in hotel operations and lodging real estate and finance related matters. Long term, United States GDP will benefit from the needs of the world's emerging markets for American

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goods, services, and technology. That demand will in turn have a positive effect on U.S. lodging industry economic fundamentals.

CALIFORNIA LODGING MARKET

The California lodging market more or less mirrors the nation as it too has been negatively impacted by the current economic downturn and financial crisis. The entire state has been affected by hotel defaults and foreclosures. Most of California's real estate problems, both residential and commercial, stem from the easy, and often no-questions-asked, credit that was trading hands until the end of 2007. Previously when credit dried up investors still had capital, but the new breed of buyers were already in deep debt. Faced with paying off a losing proposition or walking away, many chose the latter.

According to Alan Reay, President of Atlas Hospitality Group[2], the following bullet points summarize the trouble nature of the California lodging market:

- The number of hotel defaults or foreclosures in California has jumped 213% from the beginning of the year to include 47 hotels as of the third quarter 2009. The number of hotels in default increased 391%, from 53 to 260 during the same period.
- Approximately 2,500 California hotels were either financed or refinanced between 2005 and 2007.
- California hotel values today are estimated to be 50 to 80% lower than at market peak in 2006-2007 because of the 2009 year-to-date date drop in room revenues of more than 21.5%, combined with the jump in cap rates.
- Reay says that this means that there is no equity left in virtually any of the 2,500 hotels financed in 2005-2007. Increasingly, these hotel properties are challenged to generate revenues sufficient cash to meet operating expenses like payroll and utilities, much less providing enough money to pay the mortgage.
- The wave of distress in California hotels started with smaller, non-flagged hotels in secondary and tertiary markets, but now it affects all property types from economy to luxury. Look at economy chains like Extended Stay and Red Roof Inn, and then look at the St. Regis Monarch Beach and W San Diego.

The following excerpts are from an article that was published in the Los Angeles Times, October 7, 2009. It provides additional details on the California hotel sales market.

More California hotels are being pushed into foreclosure as tourists and businesses alike scale back their travel plans and owners are unable to pay their mortgages.
Statewide, more than 300 hotels were in foreclosure or default on their loans as of Sept. 30, a nearly fivefold increase since the start of the year, according to an industry report released Tuesday.

[2] Atlas Hospitality Group who specialize in the sale of California hotels and have sold more hotels in the state than any other brokerage firm.



The list of troubled properties includes the St. Regis Monarch Beach in Dana Point, the downtown Los Angeles Marriott, the Sheraton Universal and the W hotel in San Diego.

Most struggling hotels remain open, but industry experts believe many properties are likely to be closed down in the months ahead, even if they are not in foreclosure, because they are losing so much money. The owners of the renowned Quail Lodge Resort and Golf Club in Carmel, for example, plan to close the hotel Nov. 16.

"I have never seen so many lenders contemplating mothballing properties," said Jim Butler, a hotel lawyer and chairman of the global hospitality group for Jeffer, Mangels, Butler & Marmaro. "It can and it will get worse for the hotel industry."

The problem is not unique to California, but the effect is being felt especially hard here because of tourism's importance to the state. The industry's woes are compounded by the sour commercial real estate market, which has left many resort operators owing more than their properties are worth. Even as they struggle to make payroll, scores of resorts and inns have given up on paying their mortgages, fueling the skyrocketing level of defaults.

"It's a prolonged downturn, and it will be a long time before we get out of it," said hotel broker Alan X. Reay of Atlas Hospitality, who tracks foreclosures and defaults in the state. Statewide, 260 hotels were in default on their loans and 47 had been taken over by their lenders in foreclosure, the Atlas report said. Part of the problem is that unlike home loans, mortgages on larger hotels typically are supposed to be repaid in full after five to 10 years. Many of them are coming due now. But like their residential counterparts, many hotel owners refinanced their places at the top of the real estate market, often taking equity out of their properties. So the loans are ballooning at just the time when there are few guests at the hotels, and the properties are worth little. "We expect this number to rise dramatically by the end of the year and into 2010, because we're seeing so many hotels operating under forbearance," Reay said.

Industry leaders blame the slump on several factors, including loose lending and irrational exuberance during the boom, an increase in new hotel openings because of the easy money, and a dramatic drop in business travel. Joseph McInerney, chief executive of the American Hotel and Lodging Assn., tried to put a positive spin on the news, saying, "I think we've bottomed out." But a leading hotel consulting firm, Smith Travel Research, recently issued a report that predicted no significant improvement for the hotel industry until 2011 at the earliest. It's going to be a lot worse than it is now," said Bobby Bowers, senior vice president of Smith Travel Research.

Cities such as Las Vegas, San Francisco, New York and Los Angeles may have a harder time recovering, Bowers said, because businesses remain reluctant to budget for travel and entertainment in cities with reputations for lavish spending. Bowers partly blamed this on the continuing backlash to news last year that giant insurer American International Group Inc., teetering near collapse, had spent about $400,000 on a retreat at the St. Regis Monarch Beach after taking an $85-billion federal bailout. Reay said there were comments about this "AIG effect" at a conference he attended last week. "People were saying that if you've got 'resort' in your name -- you're a golf resort, a spa, whatever -- you have to take it off," he said. "Because the business traveler isn't going to get reimbursed unless it's just the plain Hilton hotel."

At local hotels, managers and owners say they have had to rely on deep discounts and promotional


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packages just to keep the doors open and staff employed. "Sometimes you have to do what you have to do," said Marc Loge, a spokesman for the Wilshire Grand hotel in L.A.

David Horowitz, general manager of the Hyatt Regency Century Plaza, said rate cuts and promotions had become almost standard. "We do have to make deals," he said. "We have to keep things going." But an increasing number of hotels have so little revenue that they can't even afford to pay their operating bills and payroll, not to mention servicing debt.

Owners of such hotels are increasingly handing the keys back to the lenders, and the problem is likely to get worse: As many as 1 in 5 U.S. hotel loans may default through 2010, UC Berkeley economist Kenneth Rosen said. In some cases the lenders are simply locking up the properties, figuring they'll spend less money on watering the lawns and paying a few guards than they would on keeping the doors open.

Locally, in San Francisco, the Four Seasons Hotel on Market Street defaulted on a $90 million loan. Nob Hill's famed Stanford Court Hotel had gone into receivership two weeks earlier, owing $89 million after its new owners bought the place for $93 million two years ago and spent $32 million in renovations. Joe D'Alessandro, CEO of the San Francisco Visitors & Convention Bureau was quoted recently in the San Francisco Chronicle as saying "I would not be surprised to see at least a couple more (hotels) go in (receivership) the next few months.

In other San Francisco hotel news, Hong Kong's Keck Seng Investments Ltd. has agreed to buy the San Francisco W Hotel for $90 million. The price represents a 50 percent drop from peak values two years ago. The seller, Starwood Hotels & Resorts Worldwide Inc., said the sale is one of those the company "is pursuing to further reduce its debt levels."

Regarding this sale, D'Alessandro was also quoted as saying " the sale is a welcome bright spot on the local scene. But it doesn't fix the real dilemma the hotel business here faces. Yes, the city can boast an 80 percent occupancy rate, up there with New York's. And there are all those great room deals for recession-pinched tourists. Unfortunately, those deals have pushed room revenue down 35 percent, an underlying cause of the industry's financial woes. I don't see rates returning to what they were for two or three years."

California Hotel Occupancy, ADR and RevPAR

In terms of hotel performance indicators, the beginning of the downturn began in 2008. Smith Travel Resources (STR) reported that the year-end 2008 occupancy, ADR and RevPAR for California hotels were 66%, $122.62 and $80.93, respectively. This represents a 4.5% decline in occupancy from the 2007 occupancy of 69.1%. The ADR, however, increased slightly from the 2007 ADR of $119.26. The overall effect was a 1.8% decline in RevPar from 2008.

More recently, STR reported that the annual declines are more dramatic with the September 2009 year-to-date occupancy, ADR and RevPAR for California hotels at 61.4%, $108.56 and $67.91, respectively. This represents a 4.1% decline in occupancy from the September 2008 year-to-date occupancy of 65.2%. The ADR decreased 12.5% from the September 2008 year-to-date ADR of $124.06. The overall effect was a 16% decline in RevPar from September 2008 year-to-date.


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The following table compiled by Smith Travel Research give a breakdown of RevPARs for 27 markets throughout California that compares YTD September 2009 RevPAR versus YTD September 2008 RevPAR:

California Rev PAR Declines*

September 2009 YTD

United States	-18.1%
California	-20.9%
San Jose	-30.3%
Ontario	-26.1%
Santa Monica/Marina del Rey	-24.4%
Newport Beach/Dana Point	-24.3%
South Lake Tahoe	-24.1%
Oakland	-24.0%
San Diego	-22.6%
Los Angeles/Long Beach	-22.1%
Pasadena/Glendale/Burbank	-21.9%
Palm Springs	-21.8%
San Francisco/San Mateo	-21.6%
Sacramento	-20.9%
Santa Rosa	-20.5%
Santa Ana/Costa Mesa	-20.1%
Vallejo/Napa Valley	-19.7%
Oxnard/Ventura	-19.4%
Monterey/Salinas	-19.3%
Santa Cruz	-18.6%
Stockton/Modesto	-17.2%
Anaheim	-15.7%
Redding/Chico	-15.6%
Fresno	-15.1%
Santa Barbara/Santa Maria	-14.9%
California Rural North	-13.5%
Bakersfield	-10.8%
San Luis Obispo	-5.0%
Eureka/Crescent City	-3.1%

Source: Smith Travel Research

* As compared to the same period in 2008

It can be seen that the San Jose/Campbell had the most severe decline in RevPAR at 30.3%. The Oakland market did not fair much better at a 24.0% decline in RevPAR.



LOCAL AREA HOTEL MARKET ANALYSIS

The following information was obtained from the Winter 2009 Hotel Market Forecast for the Oakland region (Alameda & Contra Counties) prepared by CB Richard Ellis Econometric Advisors (formerly Torto Wheaton Research, a nationally recognized economic and real estate forecasting firm.

The forecast calls for overall positive growth in real personal income through year-end 2010, while total employment is expected to show an overall decline. The forecast for Oakland's full-service segment projects an annualized RevPAR figure of $60.06 for 2010 compared to $76.05 in 2008 (-11.1% annual change). The expected annualized RevPAR figure if for $35.29 in 2010 for Oakland's limited-service segment compared to 2008's figure of $48.30 (-14.5% annual change).

Oakland Forecast Summary: Winter 2010

	Economy		Full Service			Ltd Service		
	% Growth Real Pers. Inc.	New Jobs Total Emp.	Occ Rate(%)	ADR ($/Room)	RevPAR ($/Room)	Occ Rate(%)	ADR ($/Room)	RevPAR ($/Room)
2008	-1	-35,100	63.8	119.18	76.06	65.6	73.56	48.28
2009F	-2	-37,700	57.0	104.49	59.56	57.5	65.00	37.38
Q1	0	-13,200	51.9	112.91	58.60	53.1	67.78	35.99
Q2	-2	-9,600	58.0	105.31	61.08	58.7	65.78	38.61
Q3	-1	-8,200	62.7	101.00	63.33	63.1	64.56	40.74
Q4F	0	-6,700	55.4	99.59	55.17	55.0	62.04	34.12
2010F	2	6,300	59.9	100.30	60.06	58.0	60.88	35.29
Historical Performance (1980 - Present)								
Min	-5	-44,100	56.0	64.42	38.36	53.7	38.08	24.95
Max	14	37,800	76.2	124.57	85.78	78.6	75.23	56.97
Mean	2	6,620	65.3	93.51	61.24	67.9	55.59	37.54

CBRE
CB RICHARD ELLIS

Presented below is our six-year forecast for the Oakland full and limited service hotel market. Historical measures are provided going back to 2004. Market data through the 3rd quarter of 2009 are included in the year-end 2009 estimates.

Annual History & Forecast: 2004 - 2014

Year	Personal Income ($ billions)	Total Employ. (x 1000)	Supply: Available Rooms	Demand: Rooms Sold	Occ. Rate (%)	ADR ($/Room)	RevPAR ($/Room)	RevPAR Growth (%)
History								
2004	123.3	1,026.5	24,286	14,248	58.7	84.02	49.29	4.9
2005	124.9	1,036.8	24,273	15,226	62.7	86.43	54.22	10.0
2006	131.0	1,046.7	23,978	15,809	65.9	91.95	60.63	11.8
2007	132.4	1,048.8	23,998	16,582	69.1	97.14	67.12	10.7
2008	130.9	1,013.7	24,179	15,634	64.7	97.80	63.24	-5.8
Forecast								
2009	129.0	976.0	24,453	13,997	57.2	85.71	49.06	-22.4
2010	131.4	982.3	24,446	14,416	59.0	81.83	48.26	-1.6
2011	136.8	1,005.5	24,129	14,846	61.5	81.86	50.37	4.4
2012	143.6	1,030.2	23,774	15,474	65.1	85.36	55.56	10.3
2013	148.2	1,050.6	23,576	16,080	68.2	91.59	62.47	12.4
2014	152.1	1,065.5	23,635	16,554	70.0	98.99	69.33	11.0

Supply vs. Demand


(Rooms)
1,500
1,000
500
0
-500
1,000
1,500
2,000
2004
2006
2008
2010
2012
2014
Change in Supply
Change in Demand

Occupancy Rate vs. ADR Growth


(%)
(%)
80
70
60
50
40
30
20
10
0
10
5
0
-5
-10
-15
2004
2006
2008
2010
2012
2014
Occupancy Rate
ADR Growth

CBRE
CB RICHARD ELLIS

Summary

Since year-end 2004, total employment in the Oakland market has grown at an average annual rate of 0.3% while real personal income has grown 1.2% annually. Total employment is expected to grow 0.8% annually and real personal income is forecasted to grow 2.5% annually through 2014. As of 2008, supply for Oakland's combined full and limited service segments stood at 24,179 rooms. The combined forecasts for the full and limited service segments project 23,635 rooms by 2014; an average decrease of 91 rooms per year. The combined full and limited service forecasts for RevPAR project an average annual increase of 1.5% compared to an average annual increase of 5.1% over the 2004-2008 period.

Annual History and Forecast: Full Service

Presented below is Torto Wheaton's six-year forecast for the Oakland full-service hotel market. Historical measures are provided going back to 2004. Market data through the 3rd quarter of 2009 are included in the year-end 2009 estimates.

Annual History & Forecast: 2004 - 2014

Year	Personal Income ($ billions)	Total Employ. (x 1000)	Supply: Available Rooms	Demand: Rooms Sold	Occ. Rate (%)	ADR ($/Room)	RevPAR ($/Room)	RevPAR Growth (%)
History								
2004	123.3	1,026.5	13,340	7,966	59.7	100.98	60.30	6.3
2005	124.9	1,036.8	13,439	8,418	62.6	104.61	65.52	8.7
2006	131.0	1,046.7	13,216	8,760	66.3	110.49	73.24	11.8
2007	132.4	1,048.8	13,018	8,929	68.6	117.96	80.91	10.5
2008	130.9	1,013.7	13,021	8,310	63.8	119.18	76.06	-6.0
Forecast								
2009	129.0	976.0	12,880	7,341	57.0	104.49	59.56	-21.7
2010	131.4	982.3	12,797	7,663	59.9	100.30	60.06	0.8
2011	136.8	1,005.5	12,561	7,946	63.3	101.97	64.51	7.4
2012	143.6	1,030.2	12,275	8,316	67.7	108.95	73.81	14.4
2013	148.2	1,050.6	12,107	8,615	71.2	120.13	85.48	15.8
2014	152.1	1,065.5	12,137	8,792	72.4	132.80	96.19	12.5

CBRE
CB RICHARD ELLIS


Supply vs. Demand
(Rooms)
600
400
200
0
-200
-400
-600
-800
-1,000
-1,200
2004
2006
2008
2010
2012
2014
Change in Supply
Change in Demand


Occupancy Rate vs. ADR Growth
(%)
(%)
80
70
60
50
40
30
20
10
0
2004
2006
2008
2010
2012
2014
Occupancy Rate
ADR Growth

Summary

The forecast for Oakland's full service segment projects supply to decrease by 884 rooms from the current level of 13,021 rooms by 2014. Demand is forecasted to reach 8,792 rooms per night by 2014. Occupancy rates are expected to improve to 72.4% relative to 2008's average occupancy rate of 63.8%. ADR is expected to reach $132.80 by 2014 compared to 2008's annualized ADR figure of $119.18. RevPAR is expected to reach $96.19 in 2014 compared to 2008's annualized figure of $76.06.

Annual History and Forecast: Limited Service

Presented below is Torto Wheaton's six-year forecast for the Oakland limited-service hotel market. Historical measures are provided going back to 2004. Market data through the 3rd quarter of 2009 are included in the year-end 2009 estimates.



Annual History & Forecast: 2004 - 2014

Year	Personal Income ($ billions)	Total Employ. (x 1000)	Supply: Available Rooms	Demand: Rooms Sold	Occ. Rate (%)	ADR ($/Room)	RevPAR ($/Room)	RevPAR Growth (%)
History								
2004	123.3	1,026.5	10,946	6,281	57.4	62.52	35.88	3.0
2005	124.9	1,036.8	10,834	6,808	62.8	63.95	40.19	12.0
2006	131.0	1,046.7	10,762	7,049	65.5	68.91	45.14	12.3
2007	132.4	1,048.8	10,981	7,653	69.7	72.85	50.77	12.5
2008	130.9	1,013.7	11,158	7,324	65.6	73.56	48.28	-4.9
Forecast								
2009	129.0	976.0	11,573	6,657	57.5	65.00	37.38	-22.6
2010	131.4	982.3	11,649	6,753	58.0	60.88	35.29	-5.6
2011	136.8	1,005.5	11,569	6,900	59.6	58.70	35.01	-0.8
2012	143.6	1,030.2	11,499	7,158	62.2	57.94	36.07	3.0
2013	148.2	1,050.6	11,469	7,465	65.1	58.65	38.17	5.8
2014	152.1	1,065.5	11,498	7,762	67.5	60.71	40.98	7.4

Supply vs. Demand


(Rooms)
800
600
400
200
0
-200
-400
-600
-800
2004
2006
2008
2010
2012
2014
Change in Supply
Change in Demand

Occupancy Rate vs. ADR Growth


(%)
80
70
60
50
40
30
20
10
0
(%)
10
5
0
-5
-10
-15
2004
2006
2008
2010
2012
2014
Occupancy Rate
ADR Growth

Summary

The Oakland limited service segment forecast projects supply to increase to 11,498 rooms by 2014 from the current level of 11,158 rooms. Demand is forecasted to reach 7,762 rooms per night by 2014. Occupancy rates are expected to improve to 67.5% relative to 2008's average occupancy rate of 65.6%. ADR is expected to reach $60.71 by 2014 compared to 2008's annualized ADR figure of $73.56. RevPAR is expected to reach $40.98 in 2014 compared to 2008's annualized figure of $48.28.



SITE MAP


PSOMAS



PARCEL	AREA (ACRES)	NO. OF PARKING WITHIN PARCEL
PARCEL 1	6.90 ACRES	646
PARCEL 2	30.11 ACRES	3,267
TOTAL	37.01 ACRES	3,913
NOTES: 2,854 SPACES ARE REQUIRED IN PARCEL 2 IN ORDER TO ACHIEVE 3,500 PARKING		

TOTAL SITE AREA = 164.3 ACRES

GOLDEN GATE FIELDS
MEC
SITE PLAN

SITE ANALYSIS

The following chart summarizes the salient characteristics of the subject site.

SITE SUMMARY AND ANALYSIS			
Physical Description			
Gross Site Area		164.10 Acres	7,148,196 Sq. Ft.
Net Site Area		136.00 Acres	5,924,160 Sq. Ft.
Primary Road Frontage		Eastshore Freeway, Buchanan Street and Gilman Street	
Shape		Irregular	
Topography		Level	
Zoning District		WF: Waterfront District	
Flood Map Panel No. & Date		06001C0018G	3-Aug-09
Flood Zone		Zone X, AE and VE	
Adjacent Land Uses		Open Space/Recreation/Industrial	
Comparative Analysis		**Rating**	
Access		Good	
Visibility		Good	
Functional Utility		Good	
Traffic Volume		Good	
Adequacy of Utilities		Average	
Landscaping		N/A	
Drainage		Assumed adequate	
Utilities	**Provider**		**Adequacy**
Water	City of Albany and Berkeley		Yes
Sewer	City of Albany and Berkeley		Yes
Natural Gas	PG&E		Yes
Electricity	PG&E		Yes
Telephone	AT&T		Yes
Mass Transit	Metropolitan Transit Authority		Yes
Other	**Yes**	**No**	**Unknown**
Detrimental Easements			X
Encroachments			X
Deed Restrictions			X
Reciprocal Parking Rights			X
Common Ingress/Egress			X

Source: Various sources compiled by CBRE

COMMENTS

The subject consists of three primary parcels identified by the owner as Parcel 1, 2 and 3. Parcel 1 is a 6.90 acre site that is currently improved with a 646 space parking lot. Parcel 2 is a 30.11 acre site



that is improved with a 1,382 space parking lot. Parcel 3 is a 98.99 acre site that is improved with the race track and stables. The combined total equates to the usable area of 136 acres.

CONDITION ANALYSIS

Our visual inspection of the property indicated no items of notable contamination. Seismic Hazards (Earthquake)

All properties in California are subject to some degree of seismic risk. The Alquist-Priolo special Studies Zone Act of 1972 was enacted by the State of California to regulate development near active earthquake faults. The Act required the State Geologist to delineate "special studies zones" along known active faults in California. Cities and Counties affected by the identified zones must limit certain development projects within the zones unless geologic investigation demonstrates that the sites are not threatened by surface displacement from future faulting.

According to "Fault-Rupture Hazard Zones in California" published in 1992 by the California Department of Conservation, Department of Mines and Geology, the subject is not within an area affected by the Alquist-Priolo Special Studies Zone Act. Related development limitations, therefore, do not apply.

ZONING

The following chart summarizes the subject's zoning requirements.

ZONING SUMMARY (City of Albany)	
Current Zoning	WF: Waterfront District
Legally Conforming	Yes
Uses Permitted	Park and Recreation Facilities, Utilities, Bars, Commercial Recreation/Entertainment, Marinas, Parking facility, Restraurant, Waterfront sports related commecial
Zoning Change	Not likely
Source: City of Albany Planning	

ZONING SUMMARY (City of Berkeley)	
Current Zoning	Waterfront Specific Plan
Legally Conforming	N/A
Uses Permitted	Hotel, retail and parking
Zoning Change	Not likely
Source: City of Berkeley Planning	



The City of Albany Waterfront District zoning is considered restrictive for most development. Based on discussions with the City of Albany Planning Department, it is assumed that any future development on the Albany site will take years to get the approvals in place. Mr. Jeff Bond, the Planning and Building Manger for the City of Albany indicated that the city has hired Fern Tiger & Associates to help determine a "vision" for the Albany waterfront and Golden Gate Fields property. He stated that the residents of Albany would be required to vote on any zone change purposed for the property. Fern Tiger has developed a website discussing the site and the actions that are being taken to determine a course of action for the Golden Gate Fields Albany land. The Fern Tiger survey was completed in November 2009 but the complete results are not available as of this report. The indication is that residents would like to see more open space but there is a real interest in preserving the tax revenue generated by the site. The website is www.voicestovision.com/albany-waterfront.

The Waterfront Specific Plan zoning within the City of Berkeley is site specific, which means any use must be approved by the city. The planning department indicated that the site has an approved development program in place for the site that would allow a hotel, retail and parking. An EIR is required. Any changes to these uses would require an amendment to the Specific Plan.

Both the WF and SP existing zones are restrictive and are designed to protect the respective cities waterfront locations.

TAX ASSESSMENT DATA

In California, all real property is assessed at 100% of full cash value (which is interpreted to mean market value of the fee simple estate) as determined by the County Assessor. Generally a reassessment occurs only when a property is sold (or transferred) or when new construction occurs (as differentiated from replacing existing construction). Assessments for properties that were acquired before the tax year 1975-1976 were stabilized as of the tax year 1975-1976. Property taxes are limited by state law to 1% of the assessed value plus voter-approved obligations. If no sale (or transfer) occurs or no new building takes place, assessments may not increase by more than 2% annually. Taxes are payable in two equal installments, which become delinquent after December 10 and April 10, respectively. The following table summarizes the current assessment value and property taxes for the subject.

The following summarizes the local assessor's estimate of the subject's market value, assessed value, and taxes, and does not include any furniture, fixtures or equipment.


CBRE
CB RICHARD ELLIS

AD VALOREM TAX INFORMATION 2009-2010				
Assessor's Market Value		Land	Improvements	Total
066-2680-003-05		$16,307,911	$29,862,134	$46,170,045
066-2680-003-01		1,002,556	-	1,002,556
060-2535-001		2,098,252	6,886,252	8,984,504
Subtotal		$19,408,719	$36,748,386	$56,157,105
Assessed Value @		100%	100%	100%
		$19,408,719	$36,748,386	$56,157,105
General Tax Rate	(per $100 A.V.)	1.401400	1.401400	1.401400
General Tax:		$271,994	$514,992	$786,986
Special Assessments:				1,174,459
Effective Tax Rate	(per $100 A.V.)	1.401400	1.401400	3.492781
Total Taxes		**$271,994**	**$514,992**	**$1,961,445**
Source: Assessor's Office				

For purposes of this analysis we are assuming any outstanding property tax liability has been paid. CBRE assumes that all taxes are current. If the subject sold for the value estimate in this report, a reassessment at that value could occur. The consequences of this reassessment have been considered in the appropriate valuation sections.

CONCLUSION

The site is considered to have a good location on the bay with easy access to Interstate 80. Development with other uses would be difficult due to the restrictive underlying zoning in place at this time. Other than zoning, there are no other factors that could be considered to adversely impact the marketability of the site.



HIGHEST AND BEST USE

In appraisal practice, the concept of highest and best use represents the premise upon which value is based. The four criteria the highest and best use must meet are:

- legal permissibility;
- physical possibility;
- financial feasibility; and
- maximum profitability.

The highest and best use analysis of the subject is discussed on the following pages. This analysis incorporates the information presented in the Market Analysis section, as well as any unique characteristics of the subject described previously.

AS VACANT/AS IMPROVED

The property is zoned for waterfront uses and is of sufficient size to accommodate various types of development. The site(s) are currently being used by Golden Gate Fields, which is the predominate development in the area. Considering the surrounding land uses, location attributes, legal restrictions and other factors, it is our opinion that the existing use as a race track is most feasible, but exploration of options to develop residential or a water oriented commercial use would also be reasonable and appropriate. It is our opinion that the highest and best use of the site(s) would be for the continuation of the existing race track use until such time as redevelopment can be accomplished.


CBRE
CB RICHARD ELLIS

APPRAISAL METHODOLOGY

In appraisal practice, an approach to value is included or omitted based on its applicability to the property type being valued and the quality and quantity of information available.

COST APPROACH

The cost approach is based on the proposition that the informed purchaser would pay no more for the subject than the cost to produce a substitute property with equivalent utility. This approach is particularly applicable when the property being appraised involves relatively new improvements that represent the highest and best use of the land, or when it is improved with relatively unique or specialized improvements for which there exist few sales or leases of comparable properties.

SALES COMPARISON APPROACH

The sales comparison approach utilizes sales of comparable properties, adjusted for differences, to indicate a value for the subject. Valuation is typically accomplished using physical units of comparison such as price per square foot, price per unit, price per floor, etc., or economic units of comparison such as gross rent multiplier. Adjustments are applied to the physical units of comparison derived from the comparable sale. The unit of comparison chosen for the subject is then used to yield a total value. Economic units of comparison are not adjusted, but rather analyzed as to relevant differences, with the final estimate derived based on the general comparisons.

INCOME CAPITALIZATION APPROACH

The income capitalization approach reflects the subject's income-producing capabilities. This approach is based on the assumption that value is created by the expectation of benefits to be derived in the future. Specifically estimated is the amount an investor would be willing to pay to receive an income stream plus reversion value from a property over a period of time. The two common valuation techniques associated with the income capitalization approach are direct capitalization and the discounted cash flow (DCF) analysis.

METHODOLOGY APPLICABLE TO THE SUBJECT

In valuing the subject, only the Sales Comparison Approach has been utilized.



LAND VALUE – HYPOTHETICAL AS VACANT

The following map and table summarize the comparable data used in the valuation of the subject site.



Larkspur
Richmond
Pleasant Hill
Clayton
Brentwood
Mill Valley
Subject
El Cerrito
Walnut Creek
Albany
Tiburon
Berkeley
Lafayette
Sausalito
Orinda
Alamo
Emeryville
Moraga
Byron
U S Naval Station
Piedmont
Danville
San Francisco
Land Sale 3
San Ramon
Land Sale 6
Tracy
San Leandro
Daly City
Dublin
Livermore
Broadmoor
Brisbane
San Lorenzo
Castro Valley
Hayward
Pleasanton
South San Francisco
Land Sale 5
Pacifica
San Bruno
Millbrae
Burlingame
Union City
San Mateo
Foster City
Fremont
Montara
Moss Beach
Belmont
Newark
El Granada
San Carlos
Land Sale 4
Redwood City
Half Moon Bay
Atherton
East Palo Alto
Palo Alto
Woodside
Stanford
Land Sale 2
Land Sale 1
Mountain View
Los Altos
Portola Valley
Los Altos Hills
Sunnyvale
Santa Clara
San Jose
Cupertino
Campbell
DELORME
Data use subject to license.
© 2005 DeLorme. Street Atlas USA® 2006.
www.delorme.com
MN (14.2° E)
mi
0 2 4 6 8 10
Data Zoom 8-5

SUMMARY OF COMPARABLE LAND SALES

No.	Property Location	Transaction Type	Transaction Date	Zoning	Actual Sale Price	Adjusted Sale Price [1]	Size (Acres)	Size (SF)	Price Per Acre	Price Per SF
1	2347 N. First Street, San Jose, CA	Sale	Feb-10	IP (PD)	$50,000,000	$50,000,000	39.81	1,734,124	$1,255,966	$28.83
2	NEC Holger Way and North First Street, San Jose, CA	Sale	Dec-09	IP, Industrial Park	$13,000,000	$13,000,000	10.50	457,380	$1,238,095	$28.42
3	633 Hegenberger Road, Oakland, CA	Sale	Oct-09	C-36/S4, CBD District	$13,875,000	$14,025,000	12.37	538,837	$1,133,791	$26.03
4	47422 Kato Road, Fremont, CA	Sale	Jul-09	I-R, Restricted Industrial	$32,700,000	$32,700,000	30.01	1,307,236	$1,089,637	$25.01
5	SWC Hesperian Blvd. and Industrial Blvd., Hayward, CA	Sale	Jun-09	CR, Regional Commercial	$15,660,000	$15,660,000	16.32	710,899	$959,559	$22.03
6	Portola Avenue at Shea Drive, Livermore, CA	Sale	Oct-08	Planned Development	$39,500,000	$39,500,000	45.00	1,960,200	$877,778	$20.15
Subject	1100 Eastshore Highway, Albany and Berkeley, CA	---	---	WF: Waterfront District	---	---	164.10	7,148,196	---	---

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE


CBRE
CB RICHARD ELLIS

The sales utilized represent the best data available for comparison with the subject waterfront and specific plan district zoned sites "as vacant". We searched the entire Bay Area for *water front land* sales but were unsuccessful. As such, we used large acre sales from around the area, trying when possible to stay within the general Albany vicinity. Despite an extensive search, we were unable to locate any recent transactions of land greater than 50 acres. This is attributed in part to the fact that financing has become more costly and limited, and sellers and buyers cannot agree on the right valuation for property assets, so fewer land transactions are coming to fruition.

Both the WF and SP existing zones are restrictive and are designed to protect the respective cities waterfront locations. Based on discussions with the City of Albany Planning Department, it is assumed that any future development on the Albany site will take years to get the approvals in place. Mr. Jeff Bond, the Planning and Building Manger for the City of Albany indicated that the city has hired Fern Tiger & Associates to help determine a "vision" for the Albany waterfront and Golden Gate Fields property. He again reiterated that the residents of Albany would be required to vote on any zone change purposed for the property. Fern Tiger has developed a website discussing the site and the actions that are being taken to determine a course of action for the Golden Gate Fields Albany land. The website is www.voicestovision.com/albany-waterfront. The Berkeley land is less restrictive in that a development agreement is already in place for hotel, retail and parking uses.

We have accounted for the perceived lengthy approval process in our analysis by making a downward adjustment for development timing of each comparable. Our adjustment is based on discussions with brokers who are familiar with the subject and supported by a cross check discounted cash flow.

SUMMARY OF ADJUSTMENTS

Based on our comparative analysis, the following chart summarizes the adjustments warranted to each comparable.


CBRE
CB RICHARD ELLIS

LAND SALES ADJUSTMENT GRID

Comparable Number	1	2	3	4	5	6	Subject
Transaction Type	Sale	Sale	Sale	Sale	Sale	Sale	---
Transaction Date	Feb-10	Dec-09	Oct-09	Jul-09	Jun-09	Oct-08	---
Zoning	IP (PD)	IP, Industrial Park	C-36/S4, CBD District	I-R, Restricted Industrial	CR, Regional Commercial	Planned Development	WF: Waterfront District
Actual Sale Price	$50,000,000	$13,000,000	$13,875,000	$32,700,000	$15,660,000	$39,500,000	---
Adjusted Sale Price [1]	$50,000,000	$13,000,000	$14,025,000	$32,700,000	$15,660,000	$39,500,000	Net Ac.
Size (Acres)	39.81	10.50	12.37	30.01	16.32	45.00	136.00
Size (SF)	1,734,124	457,380	538,837	1,307,236	710,899	1,960,200	5,924,160
Price Per Acre	$1,255,966	$1,238,095	$1,133,791	$1,089,637	$959,559	$877,778	---
Price Per SF	$28.83	$28.42	$26.03	$25.01	$22.03	$20.15	---
Price ($ PSF)	$28.83	$28.42	$26.03	$25.01	$22.03	$20.15	
Property Rights Conveyed	0%	0%	0%	0%	0%	0%	
Financing Terms [1]	0%	0%	0%	0%	0%	0%	
Conditions of Sale	0%	0%	0%	0%	0%	0%	
Market Conditions (Time)	0%	0%	0%	-5%	-5%	-10%	
Subtotal	$28.83	$28.42	$26.03	$23.76	$20.93	$18.14	
Size	-20%	-20%	-20%	-20%	-20%	-20%	
Access	0%	0%	0%	0%	0%	0%	
Bay Views	15%	15%	15%	15%	15%	15%	
Frontage	0%	0%	0%	0%	0%	0%	
Topography	0%	0%	0%	0%	0%	0%	
Location	-5%	-5%	0%	0%	0%	5%	
Zoning/Density	0%	0%	0%	0%	0%	0%	
Utilities	0%	0%	0%	0%	0%	0%	
Entitlement/Dev. Timing	-50%	-50%	-50%	-50%	-50%	-50%	
Total Other Adjustments	-60%	-60%	-55%	-55%	-55%	-50%	
Value Indication for Subject	$11.53	$11.37	$11.71	$10.69	$9.42	$9.07	

[1] Transaction amount adjusted for cash equivalency and/or development costs (where applicable)
Compiled by CBRE

For the most part the sales are 2009 transactions with the exception of Sale 1 which sold in February 2010 and Sale 6 which sold in October 2008. Sale 6 was used in our analysis primarily because of its size. A downward adjustment for superior market conditions was made for 2008 and early 2009 sales. The adjustment is based on discussions with local market participants.

Given that smaller properties tend to sell for more per square foot than larger properties a downward size adjustment is required for each of the comparables. The adjustment is based on discussions with brokers.

An upward adjustment for bay views was required of each comparable as none of the comparables have a similar water fronting location. Please note the pictures from the subject site of the City and Golden Gate Bridge; none of the comparables have these views.

A location adjustment was required for Comparables 1, 2 and 6. Comparables 1 and 2 are located in a desirable area of San Jose and considered superior to the subject site. As such a downward adjustment for location is warranted of Comparable 1 and 2. Comparable 6 is located in the East Bay City of Livermore, which is considered suburban areas, requiring an upward adjustment.


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The largest adjustment is for entitlement/development timing. This adjustment considers the current zoning and development potential of the comparables compared with the subject. The subject land located with in the City of Berkeley is considered more immediately available for development; however the bulk of the land is located in the City of Albany and subject to more development hurdles. A downward adjustment for development timing is required of all comparables. The comparable sales are all entitled and will be developed in a much shorter time frame compared with the subject. In addition, the subject site will require extensive infrastructure development and each of the comparables is considered to be superior as compared to the subject with regard to this factor. Typically, smaller properties do not require public street dedications and other on-site infrastructure that will be required of the subject. This has been considered in our downward development timing adjustment. Our adjustment is based on discussions with brokers but also the result of our present value calculation of the estimated future price per square foot (see Cross Check).

CONCLUSION

Based on the preceding analysis, the sales indicate a range from $9.07 to $11.71 per square foot, with an average of $10.54 per square foot. All of the comparables required adjustments given their superior development potential due to superior current zoning and smaller size. Given the subject location near Interstate 80 with bay frontage and views but considering the perceived lengthy development timing, we have concluded to a price per square foot near the average of the range. The following table presents the valuation conclusion:

CONCLUDED LAND VALUE				
$ PSF		Subject SF		Total
$11.00	x	5,924,160	=	$65,165,760
Indicated Value:				**$65,170,000**
		(Rounded $ PSF)		$11.00
Compiled by CBRE				

VALUE CROSS CHECK

As a cross check, we made the assumption that if the site could be developed today the current price per square foot for the site would be $26. We arrived at this per square foot value by eliminating the development timing adjustment from the adjustment grid, which then provides an indicated value range of $18.14 to $25.95 per square foot. Based on conversations with city planning and the subject owners as well as a review of the current economic environment and other large planned developments we have estimated a development time frame of between 5 to 10 years and concluded to a six year entitlement time line. We grew our estimated price per square foot if available for development today of $26 for 6 years by 3% and discounted this value back to the current date. Based on the 2010 CBRE Developers survey we have used a 20% discount rate. The developer's survey is shown below.


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CB RICHARD ELLIS

CB RICHARD ELLIS 2010 DEVELOPER SURVEY						
Respondent	Construction Cost Increase/Year	Marketing and Sales Expense	General and Administrative Expense	Developer Profit	Discount Rate	Internal Rate w/out Profit*
National Home Builder	-10%	6%	4-5%	10%	N/A	20%
National Home Builder	0%	N/A	N/A	11-12%	N/A	20-30%
National Home Builder	2%	3%	2%	N/A	N/A	25%
Regional Home Builder	-4%	4-5%	3%	12%	N/A	22%
Regional Home Builder	0%	4.0%	3-4%	N/A	12-18%	20%
Regional Home Builder	0%	4-6%	3-4%	12% minimum	N/A	20-27%
Local Home Builder	0%	9%	3-4%	12-15%	N/A	25-30%
2009 Range	None	5-6%	3-4%	10-20%	15% minimum	20-35%
2008 Range	-5 to None	4-6%	3-6%	8-12%	10-15%	20% minimum
2007 Range	3%	3-7%	3-6%	8-12%	12-15%	20-30%
2006 Range	3%	1.5-6%	3.0-4%	7-15%	10-15%	17.50-30%
2005 Range	1-3%	4-6%	2.5-4%	7-15%	10-15%	20-30%
2004 Range	0-3%	4-6%	2.5-4%	7-15%	10-15%	20-30%
2003 Range	0-3%	3-7%	3-5%	8-15%	10-15%	20-30%
2002 Range	0-5%	3-7%	3-7%	7-15%	12-15%	15-30%

*** Most respondents stated that they use an internal rate without a line item for developers profit**

Source: CB Richard Ellis, Inc.

The following is our current price per square foot ($26/SF - assuming the site is entitled and ready for developed) discounted for an estimated entitlement/development time period, which is estimated to be 6 years.

Golden Gate Fields
Value Adjustment for Development Time

Ending Period	May-11	May-12	May-13	May-14	May-15	May-16
	1	2	3	4	5	6
Land $	26	26.78	27.58	28.41	29.26	30.14
Inflation	3%	3%	3%	3%	3%	3%
	0.78	0.8034	0.83	0.85	0.88	0.90
Land $/SF	$26.78	$27.58	$28.41	$29.26	$30.14	$31.05
Future Value	0	0	0	0	$0	$183,917,678
PV of Land $	$61,593,658					
	$10.40					
Discount Rate	20%					

Our cross check value is 5.4% lower than our value conclusion via the Sales Comparison Approach and considered supportive of our hypothetical as is vacant value conclusion.


CBRE
CB RICHARD ELLIS

RECONCILIATION OF VALUE

Based on the foregoing, the market value of the subject has been concluded as follows:

MARKET VALUE CONCLUSION			
Appraisal Premise	**Interest Appraised**	**Date of Value**	**Value Conclusion**
Hypothetical As Is Vacant	Fee Simple Estate	May 14, 2010	$65,170,000

Compiled by CBRE

EXTRAORDINARY ASSUMPTIONS AND HYPOTHETICAL CONDITIONS

- We have been asked to provide the hypothetical "as vacant" land value for the site assuming it is vacant.



ASSUMPTIONS AND LIMITING CONDITIONS

1. Unless otherwise specifically noted in the body of the report, it is assumed that title to the property or properties appraised is clear and marketable and that there are no recorded or unrecorded matters or exceptions to title that would adversely affect marketability or value. CBRE is not aware of any title defects nor has it been advised of any unless such is specifically noted in the report. CBRE, however, has not examined title and makes no representations relative to the condition thereof. Documents dealing with liens, encumbrances, easements, deed restrictions, clouds and other conditions that may affect the quality of title have not been reviewed. Insurance against financial loss resulting in claims that may arise out of defects in the subject's title should be sought from a qualified title company that issues or insures title to real property.
2. Unless otherwise specifically noted in the body of this report, it is assumed: that the existing improvements on the property or properties being appraised are structurally sound, seismically safe and code conforming; that all building systems (mechanical/electrical, HVAC, elevator, plumbing, etc.) are in good working order with no major deferred maintenance or repair required; that the roof and exterior are in good condition and free from intrusion by the elements; that the property or properties have been engineered in such a manner that the improvements, as currently constituted, conform to all applicable local, state, and federal building codes and ordinances. CBRE professionals are not engineers and are not competent to judge matters of an engineering nature. CBRE has not retained independent structural, mechanical, electrical, or civil engineers in connection with this appraisal and, therefore, makes no representations relative to the condition of improvements. Unless otherwise specifically noted in the body of the report: no problems were brought to the attention of CBRE by ownership or management; CBRE inspected less than 100% of the entire interior and exterior portions of the improvements; and CBRE was not furnished any engineering studies by the owners or by the party requesting this appraisal. If questions in these areas are critical to the decision process of the reader, the advice of competent engineering consultants should be obtained and relied upon. It is specifically assumed that any knowledgeable and prudent purchaser would, as a precondition to closing a sale, obtain a satisfactory engineering report relative to the structural integrity of the property and the integrity of building systems. Structural problems and/or building system problems may not be visually detectable. If engineering consultants retained should report negative factors of a material nature, or if such are later discovered, relative to the condition of improvements, such information could have a substantial negative impact on the conclusions reported in this appraisal. Accordingly, if negative findings are reported by engineering consultants, CBRE reserves the right to amend the appraisal conclusions reported herein.
3. Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property was not observed by the appraisers. CBRE has no knowledge of the existence of such materials on or in the property. CBRE, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea formaldehyde foam insulation, contaminated groundwater or other potentially hazardous materials may affect the value of the property. The value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

   We have inspected, as thoroughly as possible by observation, the land; however, it was impossible to personally inspect conditions beneath the soil. Therefore, no representation is made as to these matters unless specifically considered in the appraisal.
4. All furnishings, equipment and business operations, except as specifically stated and typically considered as part of real property, have been disregarded with only real property being considered in the report unless otherwise stated. Any existing or proposed improvements, on or off-site, as well as any alterations or repairs considered, are assumed to be completed in a workmanlike manner according to standard practices based upon the information submitted to CBRE This report may be subject to amendment upon re-inspection of the subject subsequent to repairs, modifications, alterations and completed new construction. Any estimate of Market Value is as of the date indicated; based upon the information, conditions and projected levels of operation.
5. It is assumed that all factual data furnished by the client, property owner, owner's representative, or persons designated by the client or owner to supply said data are accurate and correct unless otherwise specifically noted in the appraisal report. Unless otherwise specifically noted in the appraisal report, CBRE has no reason to believe that any of the data furnished contain any material error. Information and data referred to in this paragraph include, without being limited to, numerical street addresses, lot and block numbers, Assessor's Parcel Numbers, land dimensions, square footage area of the land, dimensions of the improvements, gross building areas, net rentable areas, usable areas, unit count, room count, rent schedules, income data, historical operating expenses, budgets, and related data. Any material error in any of the above data could have a substantial impact on the conclusions reported. Thus, CBRE reserves the right to amend conclusions reported if made aware of any such error. Accordingly, the client-addressee should carefully review all assumptions, data, relevant calculations, and conclusions within 30 days after the date of delivery of this report and should immediately notify CBRE of any questions or errors.


CBRE
CB RICHARD ELLIS

6. The date of value to which any of the conclusions and opinions expressed in this report apply, is set forth in the Letter of Transmittal. Further, that the dollar amount of any value opinion herein rendered is based upon the purchasing power of the American Dollar on that date. This appraisal is based on market conditions existing as of the date of this appraisal. Under the terms of the engagement, we will have no obligation to revise this report to reflect events or conditions which occur subsequent to the date of the appraisal. However, CBRE will be available to discuss the necessity for revision resulting from changes in economic or market factors affecting the subject.
7. CBRE assumes no private deed restrictions, limiting the use of the subject in any way.
8. Unless otherwise noted in the body of the report, it is assumed that there are no mineral deposit or subsurface rights of value involved in this appraisal, whether they be gas, liquid, or solid. Nor are the rights associated with extraction or exploration of such elements considered unless otherwise stated in this appraisal report. Unless otherwise stated it is also assumed that there are no air or development rights of value that may be transferred.
9. CBRE is not aware of any contemplated public initiatives, governmental development controls, or rent controls that would significantly affect the value of the subject.
10. The estimate of Market Value, which may be defined within the body of this report, is subject to change with market fluctuations over time. Market value is highly related to exposure, time promotion effort, terms, motivation, and conclusions surrounding the offering. The value estimate(s) consider the productivity and relative attractiveness of the property, both physically and economically, on the open market.
11. Any cash flows included in the analysis are forecasts of estimated future operating characteristics are predicated on the information and assumptions contained within the report. Any projections of income, expenses and economic conditions utilized in this report are not predictions of the future. Rather, they are estimates of current market expectations of future income and expenses. The achievement of the financial projections will be affected by fluctuating economic conditions and is dependent upon other future occurrences that cannot be assured. Actual results may vary from the projections considered herein. CBRE does not warrant these forecasts will occur. Projections may be affected by circumstances beyond the current realm of knowledge or control of CBRE
12. Unless specifically set forth in the body of the report, nothing contained herein shall be construed to represent any direct or indirect recommendation of CBRE to buy, sell, or hold the properties at the value stated. Such decisions involve substantial investment strategy questions and must be specifically addressed in consultation form.
13. Also, unless otherwise noted in the body of this report, it is assumed that no changes in the present zoning ordinances or regulations governing use, density, or shape are being considered. The property is appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, nor national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report is based, unless otherwise stated.
14. This study may not be duplicated in whole or in part without the specific written consent of CBRE nor may this report or copies hereof be transmitted to third parties without said consent, which consent CBRE reserves the right to deny. Exempt from this restriction is duplication for the internal use of the client-addressee and/or transmission to attorneys, accountants, or advisors of the client-addressee. Also exempt from this restriction is transmission of the report to any court, governmental authority, or regulatory agency having jurisdiction over the party/parties for whom this appraisal was prepared, provided that this report and/or its contents shall not be published, in whole or in part, in any public document without the express written consent of CBRE which consent CBRE reserves the right to deny. Finally, this report shall not be advertised to the public or otherwise used to induce a third party to purchase the property or to make a "sale" or "offer for sale" of any "security", as such terms are defined and used in the Securities Act of 1933, as amended. Any third party, not covered by the exemptions herein, who may possess this report, is advised that they should rely on their own independently secured advice for any decision in connection with this property. CBRE shall have no accountability or responsibility to any such third party.
15. Any value estimate provided in the report applies to the entire property, and any pro ration or division of the title into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.
16. The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization. Component values for land and/or buildings are not intended to be used in conjunction with any other property or appraisal and are invalid if so used.
17. The maps, plats, sketches, graphs, photographs and exhibits included in this report are for illustration purposes only and are to be utilized only to assist in visualizing matters discussed within this report. Except as specifically stated, data relative to size or area of the subject and comparable properties has been obtained from sources deemed accurate and reliable. None of the exhibits are to be removed, reproduced, or used apart from this report.
18. No opinion is intended to be expressed on matters which may require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate appraisers. Values and opinions expressed presume that


CBRE
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environmental and other governmental restrictions/conditions by applicable agencies have been met, including but not limited to seismic hazards, flight patterns, decibel levels/noise envelopes, fire hazards, hillside ordinances, density, allowable uses, building codes, permits, licenses, etc. No survey, engineering study or architectural analysis has been made known to CBRE unless otherwise stated within the body of this report. If the Consultant has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining same or for any deficiencies discovered before or after they are obtained. No representation or warranty is made concerning obtaining these items. CBRE assumes no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard insurance. An agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

19. Acceptance and/or use of this report constitutes full acceptance of the Contingent and Limiting Conditions and special assumptions set forth in this report. It is the responsibility of the Client, or client's designees, to read in full, comprehend and thus become aware of the aforementioned contingencies and limiting conditions. Neither the Appraiser nor CBRE assumes responsibility for any situation arising out of the Client's failure to become familiar with and understand the same. The Client is advised to retain experts in areas that fall outside the scope of the real estate appraisal/consulting profession if so desired.

20. CBRE assumes that the subject analyzed herein will be under prudent and competent management and ownership; neither inefficient or super-efficient.

21. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.

22. No survey of the boundaries of the property was undertaken. All areas and dimensions furnished are presumed to be correct. It is further assumed that no encroachments to the realty exist.

23. The Americans with Disabilities Act (ADA) became effective January 26, 1992. Notwithstanding any discussion of possible readily achievable barrier removal construction items in this report, CBRE has not made a specific compliance survey and analysis of this property to determine whether it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the ADA. If so, this fact could have a negative effect on the value estimated herein. Since CBRE has no specific information relating to this issue, nor is CBRE qualified to make such an assessment, the effect of any possible non-compliance with the requirements of the ADA was not considered in estimating the value of the subject.

24. Client shall not indemnify Appraiser or hold Appraiser harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate appraisal results to others, which acts of the Client approximately result in damage to Appraiser. Notwithstanding the foregoing, Appraiser shall have no obligation under this Section with respect to any loss that is caused solely by the active negligence or willful misconduct of a Client and is not contributed to by any act or omission (including any failure to perform any duty imposed by law) by Appraiser. Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party. In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover, from the other, reasonable attorney fees and costs.

25. The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CBRE or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.

26. As part of the client's requested scope of work, an estimate of insurable value is provided herein. CBRE has followed traditional appraisal standards to develop a reasonable calculation based upon industry practices and industry accepted publications such as the Marshal Valuation Service handbook. The methodology employed is a derivation of the cost approach which is primarily used as an academic exercise to help support the market value estimate and therefore is not reliable for Insurable Value estimates. Actual construction costs and related estimates can vary greatly from this estimate.

    This analysis should not be relied upon to determine proper insurance coverage which can only be properly estimated by consultants considered experts in cost estimation and insurance underwriting. It is provided to aid the client/reader/user as part of their overall decision making process and no representations or warranties are made by



CBRE regarding the accuracy of this estimate and it is strongly recommend that other sources be utilized to develop any estimate of insurable value.


CBRE
CB RICHARD ELLIS

ADDENDA



ADDENDUM A

GLOSSARY OF TERMS



assessed value Assessed value applies in ad valorem taxation and refers to the value of a property according to the tax rolls. Assessed value may not conform to market value, but it is usually calculated in relation to a market value base. †

cash equivalency The procedure in which the sale prices of comparable properties sold with atypical financing are adjusted to reflect typical market terms.

contract rent The actual rental income specified in a lease. ‡

disposition value The most probable price which a specified interest in real property is likely to bring under all of the following conditions: 1) Consummation of a sale will occur within a limited future marketing period specified by the client; 2) The actual market conditions currently prevailing are those to which the appraised property interest is subject; 3) The buyer and seller is each acting prudently and knowledgeably; 4) The seller is under compulsion to sell; 5) The buyer is typically motivated; 6) Both parties are acting in what they consider their best interests; 7) An adequate marketing effort will be made in the limited time allowed for the completion of a sale; 8) Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 9) The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.‡

effective rent The rental rate net of financial concessions such as periods of no rent during the lease term; may be calculated on a discounted basis, reflecting the time value of money, or on a simple, straight-line basis. ‡

excess land In regard to an improved site, the land not needed to serve or support the existing improvement. In regard to a vacant site or a site considered as though vacant, the land not needed to accommodate the site's primary highest and best use. Such land may be separated from the larger site and have its own highest and best use, or it may allow for future expansion of the existing or anticipated improvement. *See also* surplus land. ‡

extraordinary assumption An assumption directly related to a specific assignment, which, if found to be false, could alter the appraiser's opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property such as market conditions or trends; or about the integrity of data used in an analysis. *See also* hypothetical condition. ‡

fee simple estate Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat. ‡

floor area ratio (FAR) The relationship between the above-ground floor area of a building, as described by the building code, and the area of the plot on which it stands; in planning and zoning, often expressed as a decimal, e.g., a ratio of 2.0 indicates that the permissible floor area of a building is twice the total land area; also called *building-to-land ratio*. ‡

full service lease A lease in which rent covers all operating expenses. Typically, full service leases are combined with an *expense stop*, the expense level covered by the contract lease payment. Increases in expenses above the expense stop level are passed through to the tenant and are known as *expense pass-throughs*.

going concern value Going concern value is the value of a proven property operation. It includes the incremental value associated with the business concern, which is distinct from the value of the real estate only. Going concern value includes an intangible enhancement of the value of an operating business enterprise which is produced by the assemblage of the land, building, labor, equipment, and marketing operation. This process creates an economically viable business that is expected to continue. Going concern value refers to the total value of a property, including both real property and intangible personal property attributed to the business value. †

gross building area (GBA) The total floor area of a building, including below-grade space but excluding unenclosed areas, measured from the exterior of the walls. Gross building area for office buildings is computed by measuring to the outside finished surface of permanent outer building walls without any deductions. All enclosed floors of the building including basements, mechanical equipment floors, penthouses, and the like are included in the measurement. Parking spaces and parking garages are excluded. ‡

hypothetical condition That which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis. *See also* extraordinary assumption. ‡

investment value Investment value is the value of an investment to a particular investor based on his or her investment requirements. In contrast to market value, investment value is value to an individual, not value in the marketplace. Investment value reflects the subjective relationship between a particular investor and a given investment. When measured in dollars, investment value is the price an investor would pay for an investment in light of its perceived capacity to satisfy his or her desires,


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needs, or investment goals. To estimate investment value, specific investment criteria must be known. Criteria to evaluate a real estate investment are not necessarily set down by the individual investor; they may be established by an expert on real estate and its value, that is, an appraiser. †

leased fee
See leased fee estate

leased fee estate An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.‡

leasehold
See leasehold estate

leasehold estate The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.‡

liquidation value The most probable price which a specified interest in real property is likely to bring under all of the following conditions: 1) Consummation of a sale will occur within a severely limited future marketing period specified by the client; 2) The actual market conditions currently prevailing are those to which the appraised property interest is subject; 3) The buyer is acting prudently and knowledgeably; 4) The seller is under extreme compulsion to sell; 5) The buyer is typically motivated; 6) The buyer is acting in what he or she considers his or her best interests; 7) A limited marketing effort and time will be allowed for the completion of a sale; 8) Payment will be made in cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 9) The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. ‡

market rent The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations; the lessee and lessor each acting prudently and knowledgeably, and assuming consummation of a lease contract as of a specified date and the passing of the leasehold from lessor to lessee under conditions whereby: 1) lessee and lessor are typically motivated; 2) both parties are well informed or well advised, and acting in what they consider their best interests; 3) a reasonable time is allowed for exposure in the open market; 4) the rent payment is made in terms of cash in U.S. dollars and is expressed as an amount per time period consistent with the payment schedule of the lease contract; and 5) the rental amount represents the normal consideration for the property leased unaffected by special fees or concessions granted by anyone associated with the transaction. ‡

market value Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. Market value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: 1) A reasonable time is allowed for exposure in the open market; 2) Both parties are well informed or well advised, and acting in what they consider their own best interests; 3) Buyer and seller are typically motivated; 4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and 5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.§

marketing period The time it takes an interest in real property to sell on the market subsequent to the date of an appraisal. ‡

net lease Lease in which all or some of the operating expenses are paid directly by the tenant. The landlord never takes possession of the expense payment. In a *Triple Net Lease* all operating expenses are the responsibility of the tenant, including property taxes, insurance, interior maintenance, and other miscellaneous expenses. However, management fees and exterior maintenance are often the responsibility of the lessor in a triple net lease. A *modified net lease* is one in which some expenses are paid separately by the tenant and some are included in the rent.

net rentable area (NRA) 1) The area on which rent is computed. 2) The Rentable Area of a floor shall be computed by measuring to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. No deductions shall be made for columns and projections necessary to the building. Include space such as mechanical room, janitorial room, restrooms, and lobby of the floor. *

occupancy rate The relationship or ratio between the income received from the rented units in a property and the income that would be received if all the units were occupied.‡

prospective value opinion A forecast of the value expected at a specified future date. A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new us, or those that have not



achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written. ‡

reasonable exposure time The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective opinion based upon an analysis of past events assuming a competitive and open market. ††

rent
See
full service lease
net lease
market rent
contract, coupon, face, or nominal rent
effective rent

shell rent The typical rent paid for retail, office, or industrial tenant space based on minimal "shell" interior finishes (called plain vanilla finish in some areas). Usually the landlord delivers the main building shell space or some minimum level of interior build-out, and the tenant completes the interior finish, which can include wall, ceiling, and floor finishes; mechanical systems, interior electric, and plumbing. Typically these are long-term leases with tenants paying all or most property expenses. ‡

surplus land Land not necessary to support the highest and best use of the existing improvement but, because of physical limitations, building placement, or neighborhood norms, cannot be sold off separately. Such land may or may not contribute positively to value and may or may not accommodate future expansion of an existing or anticipated improvement. *See also* excess land. ‡

usable area 1) The area actually used by individual tenants. 2) The Usable Area of an office building is computed by measuring to the finished surface of the office side of corridor and other permanent walls, to the center of partitions that separate the office from adjoining usable areas, and to the inside finished surface of the dominant portion of the permanent outer building walls. Excludes areas such as mechanical rooms, janitorial room, restrooms, lobby, and any major vertical penetrations of a multi-tenant floor. *

use value Use value is a concept based on the productivity of an economic good. Use value is the value a specific property has for a specific use. Use value focuses on the value the real estate contributes to the enterprise of which it is a part, without regard to the property's highest and best use or the monetary amount that might be realized upon its sale. †

value indication An opinion of value derived through application of the appraisal process. ‡

---

† *The Appraisal of Real Estate*, Thirteenth Edition, Appraisal Institute, 2008.

‡ *The Dictionary of Real Estate Appraisal*, Fourth Edition, Appraisal Institute, 2002.

§ Office of Comptroller of the Currency (OCC), 12 CFR Part 34, Subpart C – Appraisals, 34.42 (g); Office of Thrift Supervision (OTS), 12 CFR 564.2 (g); Appraisal Institute, *The Dictionary of Real Estate Appraisal*, 4th ed. (Chicago: Appraisal Institute, 2002), 177-178. This is also compatible with the RTC, FDIC, FRS and NCUA definitions of market value as well as the example referenced in the *Uniform Standards of Professional Appraisal Practice (USPAP).*

* 2000 BOMA Experience Exchange Report, Income/Expense Analysis for Office Buildings (Building Owners and Managers Association, 2000)

†† *Statement on Appraisal Standard No. 6*, Appraisal Standards Board of The Appraisal Foundation, September 16, 1993, revised June 15, 2004.



ADDENDUM B

LAND SALE DATA SHEETS



PLANNED DEVELOPMENT LAND SALE No. 1

BEA Development Site - BK Trustee Sale

Location Data

Location:	**2347 North First Street** **San Jose,CA 95131**
County:	**Santa Clara**
Assessor's Parcel No:	**101-02-011**
Atlas Ref:	**N/A**

Physical Data

Type:	**Planned Development**	
Land Area:	**Gross**	**Usable**
Acres:	**43.0100**	**39.8100**
Square Feet:	**1,873,516**	**1,734,124**
Topography:	**Level, At Street Grade**	
Shape:	**L shape**	
Utilities:	**All to site**	
Zoning:	**IP (PD) Industrial Park Planne**	
Allowable Bldg Area:	**2,800,000**	
Floor Area Ratio:	**1.49**	
No. of units:	**N/A**	
Max FAR:	**1**	
Frontage:	**679 feet North First Street; 2,048 feet Orchard Parkway**	

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**2,800,000 SF of office**
Price Per Acre:	**$1,255,965**
Price Per SF of Land:	**$28.83**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$17.86**

Sale Data

Transaction Type:	**Sale**
Date:	**2/2010**
Marketing Time:	**N/A**
Grantor:	**Chicago Title**
Grantee:	**San Jose CA 2347 N. 1st St**
Document No.:	**20620054**
Sale Price:	**$50,000,000**
Financing:	**Not Available**
Cash Eq.Price:	**$50,000,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$50,000,000**
Verification:	**Costar/NCD Data.com Deed**



Comments

This comparable represents the sale of the 43.01 gross acre (1,873,516 SF), 39.81 net acre (1,734,124 SF) tract of vacant, commercial land located at 2347 North First Street in the City of San Jose. At the time of sale this comparable was entitled for development with 2,800,000 rentable square feet of office space, representing an allowable floor area ratio (FAR) of 1.64.

The 2010 sale was transferred via a trustee's deed. The amount of unpaid debt was $89,424,525, but the property transferred for a reported $50M.

Proposed Target Site

Location Data

Location:	**N. First Street and Holger Way** **San Jose,CA 95134**
County:	**Santa Clara**
Assessor's Parcel No:	**097-14-094, 095 (portion)**
Atlas Ref:	**N/A**

Physical Data

Type:	**Retail/Commercial**	
Land Area:	**Gross**	**Usable**
Acres:	**10.5000**	**10.5000**
Square Feet:	**457,380**	**457,380**
Topography:	**Generally Level**	
Shape:	**Irregular**	
Utilities:	**All to site**	
Zoning:	**IP, Industrial Park**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:	**N/A**	
Frontage:	**400' on North First Street; 1,381' on Highway 237**	

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Target Store**
Price Per Acre:	**$1,238,095**
Price Per SF of Land:	**$28.42**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**12/2009**
Marketing Time:	**12 months**
Grantor:	**TSA at First LLC**
Grantee:	**Target Corporation**
Document No.:	**20540288**
Sale Price:	**$13,000,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$13,000,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$13,000,000**
Verification:	**Confidential**



Comments

The site is zoned for industrial use, but has a general plan of Combined Industrial/Commercial and retail use is allowed on the site. The seller indicated the entitlements for development were in place in September 2009.

The site was sold to Target Corporation, which plans to develop a big box retail store on the site. The seller will deliver a finished site, with all utilities to the site and a parking lot for the building. Target will then develop a new store with either an October 2010 or March 2011 opening date. The site improvements are paid for out of a separate account and the purchase price represents raw land only.

The purchase price for the property was reportedly established in June of 2009.

RETAIL/COMMERCIAL LAND SALE No. 3

Retail Development Site

Location Data

Location:	**633 Hegenberger Road** **Oakland,CA 94621**
County:	**Alameda**
Assessor's Parcel No:	**042-4328-001-16**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**10/2009**
Marketing Time:	**1 months**
Grantor:	**Coliseum Associates, LLC**
Grantee:	**City of Oakland Redevelopment**
Document No.:	**345845**
Sale Price:	**$13,875,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$13,875,000**
Onsite/Offsite Costs:	**$150,000**
Adj. Sale Price:	**$14,025,000**
Verification:	**Broker, Deed Records**

Physical Data

Type:	**Retail/Commercial**	
Land Area:	**Gross**	**Usable**
Acres:	**12.3700**	**12.3700**
Square Feet:	**538,837**	**538,837**
Topography:	**Level, At Street Grade**	
Shape:	**Rectangular**	
Utilities:	**All Available**	
Zoning:	**C-36/S4, CBD District**	
Allowable Bldg Area:	**N/A**	
Floor Area Ratio:	**N/A**	
No. of units:	**N/A**	
Max FAR:		
Frontage:	**940 feet;**	


PLOT 32

Analysis

Use At Sale:	**Concrete slab - Former Retail**
Proposed Use or Dev.	**Retail Development**
Price Per Acre:	**$1,133,791**
Price Per SF of Land:	**$26.03**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Comments

Property was formerly developed with a +/-180,000 SF home improvement discount store known as Home Base. Property had been partially demolished although site was still improved with concrete slab and demolition costs were estimated at $150,000. Purchase price was arrived at via an appraisal. The property was purchased for eventual retail redevelopment. Property is situated in the Coliseum Redevelopment District and is designated "central business district" in Oakland's comprehensive plan.

INDUSTRIAL LAND SALE No. 4

Kato Business Park

Location Data

Location:	**47422 Kato Road**
	Fremont,CA 94538
County:	**Alameda**
Assessor's Parcel No:	**519-1742-002 (portion)**
Atlas Ref:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**7/2009**
Marketing Time:	**N/A**
Grantor:	**LDF1, LLC (McMorgan &**
Grantee:	**Solyndra**
Document No.:	**N/A**
Sale Price:	**$32,700,000**
Financing:	**Not Available**
Cash Eq.Price:	**$32,700,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$32,700,000**
Verification:	**Seller**

Physical Data

Type:	**Industrial**	
Land Area:	**Gross**	**Usable**
Acres:	**30.0100**	**30.0100**
Square Feet:	**1,307,236**	**1,307,236**
Topography:	**Level, At Street Grade**	
Shape:	**Rectangular**	
Utilities:	**Available**	
Zoning:	**I-R, Restricted Industrial**	
Allowable Bldg Area:	**609,000**	
Floor Area Ratio:	**0.47**	
No. of units:	**N/A**	
Max FAR:	**0**	
Frontage:	**950' Kato Road;**	



Analysis

Use At Sale:	**Vacant land**
Proposed Use or Dev.	**609,000 SF Mfg Facility**
Price Per Acre:	**$1,089,636**
Price Per SF of Land:	**$25.01**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$53.69**

Comments

The comparable is the transcation of a 30.01 acre industrial site. The site is located adjacent to the TransContinental printing facility on Kato Road in Fremont. The buyer (Solyndra) plans to build a 609,000 square foot solar cell manufacturing facility on the site. Solyndra received a $535 million loan guarantee from the Department of Energy in March of 2009 to cover a large portion of the construction costs for the project. Reportedly, the buyer was willing to pay an above market price for the site because of the financial benefit from the loan guarantee.

The site is not encumbered with assessment bonds.

SWC Hesperian Blvd. and Industrial Blvd.

Location Data

Location:	**SWC Hesperian Blvd. and Industrial Hayward,CA**
County:	**Alameda**
Assessor's Parcel No:	**See Comments**
Atlas Ref:	**N/A**

Physical Data

Type:	**Retail/Commercial**	
Land Area:	**Gross**	**Usable**
Acres:	**16.3200**	**16.3200**
Square Feet:	**710,899**	**710,899**
Topography:	**Generally Level**	
Shape:	**Irregular**	
Utilities:	**To Site**	
Zoning:	**CR, Regional Commercial**	
Allowable Bldg Area:	**160,000**	
Floor Area Ratio:	**0.23**	
No. of units:	**N/A**	
Max FAR:	**N/A**	
Frontage:	**N/A;**	

Sale Data

Transaction Type:	**Sale**
Date:	**6/2009**
Marketing Time:	**N/A**
Grantor:	**Eden Shores Associates II, LLC**
Grantee:	**Costco Wholesale**
Document No.:	**206114**
Sale Price:	**$15,660,000**
Financing:	**Cash to Seller**
Cash Eq.Price:	**$15,660,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$15,660,000**
Verification:	**Confidential**





Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Retail**
Price Per Acre:	**$959,558**
Price Per SF of Land:	**$22.03**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**$97.88**

Comments

This comparable is the June 2009 sale of a 16.32 acre site located in Hayward that sold for $15,660,000, or $22.03 per square foot. The buyer is Costco, who plans to construct a 160,000 SF Costco store on the property. The comparable is located at the southwest corner of Hesperian Boulevard and Industrial Boulevard. The $15,660,000 sale price assumed the buyer was not responsible for assessment bonds. The seller paid off the assessment bonds. The comparable originally went into contract to the same buyer in 2006 at a higher price, which was not disclosed.

This comparable is identified as Assessor's Parcel Numbers 456-0097-013 and 014, and is a portion of Assessor's Parcel Numbers 456-0097-007, 008, 011, 012, and 015.

LAND SALE No. 6

Sutter Health Land

Location Data

Location:	**Portola Avenue at Shea Drive** **Livermore,CA 94550**
County:	**Alameda**
Assessor's Parcel No:	**Multiple**
Atlas Ref:	**N/A**

Physical Data

	Gross	Usable
Type:		
Land Area:		
Acres:	**45.0000**	**45.0000**
Square Feet:	**1,960,200**	**1,960,200**

Topography:	**Level, At Street Grade**
Shape:	**Irregular**
Utilities:	**At Site**
Zoning:	**Planned Development**
Allowable Bldg Area:	**N/A**
Floor Area Ratio:	**N/A**
No. of units:	**N/A**
Max FAR:	
Frontage:	**Shea Center Drive; Portola Parkway**

Analysis

Use At Sale:	**Vacant**
Proposed Use or Dev.	**Hold for future medical use**
Price Per Acre:	**$877,777**
Price Per SF of Land:	**$20.15**
Price Per Unit:	**N/A**
Price Per SF of Bldg:	**N/A**

Sale Data

Transaction Type:	**Sale**
Date:	**10/2008**
Marketing Time:	**N/A**
Grantor:	**Sutter Health**
Grantee:	**KLA-Tencor Corporation**
Document No.:	**305173**
Sale Price:	**$39,500,000**
Financing:	**Not Available**
Cash Eq.Price:	**$39,500,000**
Onsite/Offsite Costs:	**$0**
Adj. Sale Price:	**$39,500,000**
Verification:	**Costar - Brokers confirmed Costar data is correct.**

Comments

This is the sale of two adjoining parcels totaling 45 acres. Sutter Health purchased the site for the future development of a health care facility. The property was not on the market at the time of sale, the buyer approached seller.The location near a major highway and proposed new interchange drove the decision.

ADDENDUM C

REQUIRED CLIENT INFORMATION



VALUATION & ADVISORY SERVICES



CB RICHARD ELLIS

CB Richard Ellis, Inc.
350 Sansome Street
Suite 840
San Francisco, CA 94104-1313
T 925-938-4391
F 925-938-4016
timothy.oregan@cbre.com

VIA E-MAIL TRANSMITTAL Rocco Liscio@midevelopments.com

July 13, 2010

Mr. Rocco A. Liscio
Executive Vice President & Chief Financial Officer
MI Developments Inc.
455 Magna Drive
Aurora, ON L4G 7A9
Canada
T 905.726.7507
F 905.726.6332

RE: Appraisal Update Agreement
CBRE File No 10-231SF-0575
Golden Gate Racetrack Site
1100 East Shore Highway
Albany and Berkeley, CA

Dear Mr. Liscio:

We are pleased to submit this proposal and our Terms and Conditions for the appraisal of the referenced real estate.

PROPOSAL SPECIFICATIONS	
Purpose:	To estimate the hypothetical market value of the land, assuming it is available to be developed in accordance with its highest and best use.
Premise:	Hypothetical value of the land as vacant, as of May 18, 2010. No valuation of the existing improvements or the racetrack as a going concern will be provided.
Rights Appraised:	Fee simple estate
Intended Use:	Asset valuation relating to a proposed corporate transaction. The appraisal report may be distributed to and relied upon by the Client's professional advisors, including its auditors. The report can also be included in securities commission filing in accordance with terms and conditions #18.
Appraisal Process:	Appraisal employing the • sales comparison approach
Appraisal Standards:	Uniform Standards of Professional Appraisal Practice (USPAP) and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute
Report Type:	Summary format
Report Copies:	3 hard copies and 1 PDF final

Fee:	$1,500
Expenses:	Fee quoted includes all expenses
Retainer:	The retainer of $1,500 is required in advance, payable to: CBRE Valuation & Advisory Services. Please reference property address on retainer check or wire transaction for prompt identification, and send retainer check to the attention of Marie Chan at 350 Sansome Street, Suite 840, San Francisco, CA 94104.
Start Date:	The appraisal process will start upon receipt of your signed agreement, retainer and the property specific data
Delivery Date:	1 week after the start date
Acceptance Date:	This proposal is subject to withdrawal and the delivery date is subject to modification if the Start Date is not within 5 business days
Payment Terms:	Payment is not contingent upon any loan closing. Final payment is due and payable upon delivery of the final report or within thirty (30) days of your receipt of our draft report, whichever is sooner. If a draft report is requested, the fee is considered earned upon delivery of our draft report.

The attached Terms and Conditions and Specific Property Data Request are deemed a part of this agreement as though set forth in full herein.

We appreciate this opportunity to be of service to you on this assignment. If you have additional questions, please contact us.

Sincerely,

CB RICHARD ELLIS, INC.
VALUATION & ADVISORY SERVICES

Elizabeth Champagne, MAI, MRICS
Senior Managing Director
California Certification No. AG025144
Phone: (415) 986-7395
Fax: (415) 986-6862
E-mail: elizabeth.champagne@cbre.com

Tim O'Regan, MAI
Senior Real Estate Analyst
California Certification No. AG018055
Phone: (925) 938-4391
Fax: (925) 938-4016
E-mail: timothy.oregan@cbre.com

Mr. Rocco A Liscio | Executive Vice President & Chief Financial Officer
MI Developments Inc.
Golden Gate Racetrack Site, Albery and Berkeley, CA
July 13, 2010
Page 3

AGREED AND ACCEPTED

[signature]	July 13/10
Signature	Date
Rocco A Liscio	EVP & CFO
Name	Title
905.726.7507	905.713.6332.
Phone Number	Fax Number
rocco.liscio@midevelopments.com.	
E-Mail Address	

SPECIFIC PROPERTY DATA REQUEST

In order to complete this assignment in the timely manner requested, CB Richard Ellis, Inc., Valuation & Advisory Services, will require the following applicable specific information for the property:

- A recent title policy or report
- Legal descriptions
- Copy of the most recent tax bill
- Site and floor plans
- Building area calculations and surveys
- Pro forma and cost estimates
- A list of major repairs which have recently been made, or are scheduled to be made in the next 18 months
- Name and phone number(s) of on-site superintendent(s), or local management firm or trustee for physical inspection
- Copies of any toxic engineering reports dealing with underground tanks, PCB's, asbestos or chemical spills, if available
- Soils/hazards/structural reports, etc.
- Copy of Ground Lease, if Leasehold
- A current rent roll
- Notice of any pending changes to the rent roll or pertinent information regarding the current status of the tenants
- Copy of leases or abstracts
- Copies of all leases or a detailed rent roll including all pertinent deal points
- A three year income and expense history
- Current year expense to date
- Expense reimbursements on a tenant by tenant basis
- A copy of the current budget
- A copy of the next fiscal year's budget, if available
- Escrow instructions/purchase documents if the property transferred within the past three years
- Copies of any bona fide offers to purchase the property, listing agreements, or option agreements covering the last three years
- Other recent appraisals or market studies, etc.
- Any other information which you feel is necessary for a proper valuation of the property.

TERMS AND CONDITIONS

1. These Terms and Conditions, between CB Richard Ellis, Inc.-Valuation Services (Appraiser) and the Client for whom the referenced appraisal service will be performed, shall be deemed a part of such Agreement as though set forth in full therein. The Agreement shall be governed by the laws of the state of the CB Richard Ellis, Inc. office shown on the Agreement.
2. Client is defined as the party signing the Agreement and shall be responsible for payment of the fees stipulated in the Agreement. Payment of the appraisal fee is not contingent upon any predetermined value or on an action or event resulting from the analyses, opinions, conclusions, or use of the appraisal report.
3. Final payment is due and payable upon delivery of the final report or within thirty (30) days of your receipt of our draft report, whichever is sooner. If a draft report is requested, the fee is considered earned upon delivery of our draft report.
4. If we are requested to give court testimony, an additional fee will be charged on an hourly basis at our then-prevailing hourly rate. The hourly billings pertain to court preparation, waiting and travel time, document review and preparation (excludes appraisal report) and all meetings related to court testimony.
5. In the event Client requests additional services beyond the purpose stated in the Agreement, Client agrees to pay an additional charge for such services, plus reimbursement of expenses, whether or not the completed report has been delivered to Client at the time of the request.
6. It is understood that the Client has the right to cancel this assignment at any time prior to delivery of the completed report. In such event, the Client is obligated only for the pro rated share of the fee based upon the work completed and expenses incurred, with a minimum charge of $500.
7. Additional copies of the appraisal reports are available at a cost of $250 per original color copy and $100 per photocopy (black and white), plus shipping costs.
8. In the event Client fails to make payments when due and payable, then from the date due and payable until paid the amount due and payable, shall bear interest at the maximum rate permitted in the state in which the office of Appraiser executing the Agreement is located. If Appraiser is required to institute legal action against Client relating to the Agreement, Appraiser shall be entitled to recover reasonable attorney's fees and costs from Client.
9. Appraiser assumes that there are no major or significant items that would require the expertise of a professional building contractor or engineer. If such items need to be considered in Appraiser's studies, such services are to be provided by others at a cost which is not a part of the fee proposal.
10. In the event of any dispute between Client and Appraiser relating to this Agreement, or Appraiser's or Client's performance hereunder, Appraiser and Client agree that such dispute shall be resolved by means of binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction. Depositions may be taken and other discovery obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings in the state where the office of Appraiser executing this Agreement is located. The arbitrator(s) shall be limited to awarding compensatory damages and shall have no authority to award punitive, exemplary or similar type damages. The prevailing party in the arbitration proceeding shall be entitled to recover from the losing party its expenses, including the costs of arbitration proceeding, and reasonable attorney's fees.
11. Client acknowledges that Appraiser is being retained hereunder as an independent contractor to perform the services described herein and nothing in this Agreement shall be deemed to create any other relationship between Client and Appraiser. This assignment shall be deemed concluded and the services hereunder completed upon delivery to Client of the appraisal report discussed herein.
12. All statements of fact in the report which are used as the basis of the Appraiser's analyses, opinions, and conclusions will be true and correct to the best of the Appraiser's knowledge and belief. The Appraiser may rely upon the accuracy of information and material furnished to Appraiser by Client.
13. Appraiser shall have no responsibility for legal matters, questions of survey or title, soil or subsoil conditions, engineering, or other similar technical matters. The report will not constitute a survey of the property analyzed.
14. Client shall provide Appraiser with such materials with respect to the Assignment as are requested by Appraiser and in the possession or under the control of Client. Client shall provide Appraiser with sufficient access to the real property to be analyzed and hereby grants permission for entry, unless discussed in advance to the contrary.
15. The data gathered in the course of the Assignment (except data furnished by Client) and the report prepared pursuant to the Agreement are, and will remain, the property of Appraiser. With respect to data provided by Client, Appraiser shall not violate the confidential nature of the appraiser-client relationship by improperly disclosing any confidential information furnished to Appraiser. Notwithstanding the foregoing, Appraiser is authorized by Client to disclose all or any portion of the report and the related data to appropriate representatives

of the Appraisal Institute if such disclosure is required to enable Appraiser to comply with the Bylaws and Regulations of such Institute as now or hereafter in effect.

16. Unless specifically noted in the appraisal, we will not be taking into consideration the possibility of the existence of asbestos, PCB transformers, or other toxic, hazardous, or contaminated substances and/or underground storage tanks (hazardous material), or the cost of encapsulation or removal thereof. Further, Appraiser understands that there is no major or significant deferred maintenance in the property which would require the expertise of a professional cost estimator or contractor. If such repairs are needed, the estimates are to be prepared by others, and are not a part of this fee proposal.

17. Client shall not indemnify Appraiser or hold Appraiser harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate appraisal results to others, which acts of the Client approximately result in damage to Appraiser. Client shall indemnify and hold Appraiser harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client's failure or the failure of any of the Client's agents to provide a complete copy of the appraisal report to any third party. In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover, from the other, reasonable attorney fees and costs.

18. The report is for the sole use of the client; however, client may provide only complete, final copies of the appraisal report in its entirety (but not component parts) to third parties who shall review such reports in connection with loan underwriting or securitization efforts. Appraiser is not required to explain or testify as to appraisal results other than to respond to the client for routine and customary questions. Please note that our consent to allow an appraisal report prepared by CB Richard Ellis, Inc. or portions of such report, to become part of or be referenced in any public offering, the granting of such consent will be at our sole discretion and, if given, will be on condition that we will be provided with an Indemnification Agreement and/or Non-Reliance letter, in a form and content satisfactory to us, by a party satisfactory to us. We do consent to your submission of the reports to rating agencies, loan participants or your auditors in its entirety (but not component parts) without the need to provide us with an Indemnification Agreement and/or Non-Reliance letter.

ADDENDUM D

QUALIFICATIONS


CBRE
CB RICHARD ELLIS

QUALIFICATIONS OF

TIMOTHY D. O'REGAN, MAI
Senior Real Estate Analyst

CB Richard Ellis, Inc., Valuation & Advisory Services
350 Sansome Street, Suite 840
San Francisco, California 94104
(415) 986-7255
Timothy.ORegan@cbre.com

EDUCATIONAL

Master of Business Administration (Finance), West Coast University, Orange, California

Bachelor of Arts (Marketing), California State University, Fullerton, California

Appraisal Institute

- #1A1 Real Estate Appraisal Principles
- #1A2 Basic Valuation Procedures
- #1BA Capitalization Theory and Techniques, Part A
- #1BB Capitalization Theory and Techniques, Part B
- #SPP Standard of Professional Practice, Part A
- #SPP Standard of Professional Practice, Part B
- #540 Report Writing & Valuation Analysis
- #II550 Advanced Application

LICENSE(S)/CERTIFICATION(S)

Certified Real Estate Appraiser: State of California AG018055 (April 7, 2009)

PROFESSIONAL

Appraisal Institute
Designated Member Appraisal Institute, (MAI)

Associate Member

EMPLOYMENT EXPERIENCE

1997-Present	CB Richard Ellis, Inc.	San Francisco, CA
1993-1997	Cushman & Wakefield of Oregon, Inc.	Portland, OR
1990-1992	Diversified Realty Appraisal	Newport Beach, CA
1987-1990	Merrill Lynch	Walnut Creek, CA
1980-1987	Pacific Bell	San Francisco & Los Angeles, CA



Item 3(g) attached

APPRAISAL OF REAL PROPERTY

Bowie Race Track Land
7300 Race Track Road
Bowie, Prince George's County, MD 20715



IN A RESTRICTED USE APPRAISAL REPORT

As of December 14, 2009

Prepared For:
Special Committee of the Board of Directors of MI Developments Inc. ("Mid") - HEENAN BLAIKIE
PO Box 185 Royal Bank Plaza-South Tower, Suite 2600
Toronto, State M5J2J4



Photograph of Subject Property

Prepared By:
Cushman & Wakefield of Washington, D.C., Inc.
Valuation & Advisory Services
1717 Pennsylvania Avenue NW, Suite 500
Washington, DC 20006
C&W File ID: 09-26001-9944-1


CUSHMAN &
WAKEFIELD.
Global Real Estate Solutions℠



CUSHMAN & WAKEFIELD OF WASHINGTON, D.C., INC.
1717 PENNSYLVANIA AVENUE NW, SUITE 500
WASHINGTON, DC 20006

December 23, 2009

Mr. Kevin Rooney
Chairman
Special Committee of the Board of Directors of MI Developments Inc. ("Mid") - HEENAN BLAIKIE
PO Box 185 Royal Bank Plaza-South Tower, Suite 2600
Toronto, State M5J2J4

Re: Appraisal of Real Property
In a Restricted Use Report

Bowie Race Track Land
7300 Race Track Road
Bowie, Prince George's County, MD 20715

C&W File ID: 09-26001-9944-1

Dear Mr. Rooney:

In fulfillment of our agreement as outlined in the Letter of Engagement, we are pleased to transmit our appraisal of the above property in a Restricted Use Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice (USPAP). In accordance with USPAP, the use of this report is restricted to the client only.

The report presents limited discussions of the data, reasoning, and analyses used in the appraisal process to develop the appraiser's opinion of value. It may not be understood without additional information in the appraiser's work file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated in the following pages.

Client:	Mr. Kevin Rooney Special Committee of the Board of Directors of MI Developments Inc. ("Mid") - HEENAN BLAIKIE PO Box 185 Royal Bank Plaza-South Tower, Suite 2600 Toronto, State M5J2J4
Intended User:	In compliance with USPAP, the Client is the only Intended User
Intended Use:	Client use only for internal valuation

Identification of the Real Estate:	Bowie Race Track Land 7300 Race Track Road Bowie, MD 20715
Current Use:	The subject, the former Bowie Race Track, consists of a 162 acre residentially zoned tract. The subject fronts along both sides of Race Track Road about midway between Route 50 and the Baltimore Washington Parkway. This location is deemed average. The property had been used as a horse training facility.
Highest and Best Use (As If Vacant):	It is our opinion that the Highest and Best Use of the subject site as if vacant is residential single family development as dictated by market conditions.
Highest and Best Use (As Improved):	It is our opinion that the Highest and Best Use of the subject property as improved is redevelopment into a residential subdivision as dictated by market conditions.
Type of Value:	Market Value (defined later in this report)
Real Property Interest Valued:	Fee Simple
Sales History:	To the best of our knowledge, the property has not transferred within the past three years.
Date of Inspection:	12/14/09
Effective Date of Value:	12/14/2009
Date of Report:	12/23/2009
Extraordinary Assumptions:	We assumed the data supplied and representations made by ownership accurately reflect the characteristics of this property. Nothing in our research suggested otherwise. We conlcuded that the improvements do not add to the value of the underlying land. This appraisal does not employ any other extraordinary assumptions.
Hypothetical Conditions:	This appraisal does not employ any hypothetical conditions.
Opinion of Value:	$1,950,000 *(Market Value As-Is on December 14, 2009)*
Exposure Time:	12 months

MARKET VALUE DEFINITION

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

- Buyer and seller are typically motivated;
- Both parties are well informed or well advised, and acting in what they consider their best interests;
- A reasonable time is allowed for exposure in the open market;
- Payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and
- The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Source: (12 C.F.R. Part 34.42(g) Federal Register 34696, August 24, 1990, as amended at 57 Federal Register 12202, April 9, 1992; 59 Federal Register 29499, June 7, 1994)

SCOPE OF WORK

We prepared this independent and impartial appraisal of the property in conformance with the requirements of USPAP. The report includes only the appraiser's conclusion and cannot be properly understood without reference to the appraiser's file, which is maintained within our work file. The level of detail and depth of the analysis is considered to be commensurate with the complexity of the property type and market conditions.

Cushman & Wakefield of Washington, D.C., Inc. has an internal Quality Control Oversight Program. This Program mandates a "second read" of all appraisals. Assignments prepared and signed solely by designated members (MAIs) are read by another MAI who is not participating in the assignment. Assignments prepared, in whole or in part, by non-designated appraisers require MAI participation, Quality Control Oversight, and signature.

For this assignment, Quality Control Oversight was provided by Neal A. Eaton, MAI, MRICS.

As part of this appraisal, a number of independent investigations and analyses were required. The agreed upon Scope of Work included the following:

- Inspected the subject property and analyzed comparable data
- Collected primary and secondary data related to the subject
- Investigated the general trends in the regional economy and local area
- Investigated sales in the subject's market
- Used generally accepted market-derived methods and procedures appropriate to the assignment
- Set forth all assumptions and limiting conditions that affect the analyses, opinion and conclusions, as stated in this report
- Provided a signed certification in accordance with Standards Rule 2-3 of USPAP

Sufficient data, due diligence, and analysis are combined in this valuation to produce a reliable market value conclusion that serves the needs of the client.

APPRAISAL METHODOLOGY

There are three generally accepted approaches to developing an opinion of value: Cost, Sales Comparison and Income Capitalization. In appraisal practice, an approach to value is included or eliminated based on its applicability to the property type being valued and the quality of information available. The reliability of each approach depends on the availability and comparability of market data as well as the motivation and thinking of purchasers.

The methods and techniques used to prepare this appraisal are the most likely to be used in typical practice and result in a reliable indication of value. The agreed upon scope of work includes only the application of the Sales Comparison Approach.

ASSUMPTIONS AND LIMITING CONDITIONS

"Report" means the appraisal or consulting report and conclusions stated therein, to which these Assumptions and Limiting Conditions are annexed.

"Property" means the subject of the Report.

"C&W" means Cushman & Wakefield, Inc. or its subsidiary that issued the Report.

"Appraiser(s)" means the employee(s) of C&W who prepared and signed the Report.

The Report has been made subject to the following assumptions and limiting conditions:

- No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters that are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser. Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated. No survey of the Property was undertaken.
- The information contained in the Report or upon which the Report is based has been gathered from sources the Appraiser assumes to be reliable and accurate. The owner of the Property may have provided some of such information. Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, sketches, exhibits and factual matters. Any authorized user of the Report is obligated to bring to the attention of C&W any inaccuracies or errors that it believes are contained in the Report.
- The opinions are only as of the date stated in the Report. Changes since that date in external and market factors or in the Property itself can significantly affect the conclusions in the Report.
- The Report is to be used in whole and not in part. No part of the Report shall be used in conjunction with any other analyses. Publication of the Report or any portion thereof without the prior written consent of C&W is prohibited. Reference to the Appraisal Institute or to the MAI designation is prohibited. Except as may be otherwise stated in the letter of engagement, the Report may not be used by any person(s) other than the party(ies) to whom it is addressed or for purposes other than that for which it was prepared. No part of the Report shall be conveyed to the public through advertising, or used in any sales, promotion, offering or SEC material without C&W's prior written consent. Any authorized user(s) of this Report who provides a copy to, or permits reliance thereon by, any person or entity not authorized by C&W in writing to use or rely thereon, hereby agrees to indemnify and hold C&W, its affiliates and their respective shareholders, directors, officers and employees, harmless from and against all damages, expenses, claims and costs, including attorneys' fees, incurred in investigating and defending any claim arising from or in any way connected to the use of, or reliance upon, the Report by any such unauthorized person(s) or entity(ies).
- Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.
- The Report assumes (a) responsible ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws, unless noncompliance is stated, defined and considered in the Report; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value opinion contained in the Report is based.
- The physical condition of the improvements considered by the Report is based on visual inspection by the Appraiser or other person identified in the Report. C&W assumes no responsibility for the soundness of structural components or for the condition of mechanical equipment, plumbing or electrical components.
- The forecasted potential gross income referred to in the Report may be based on lease summaries provided by the owner or third parties. The Report assumes no responsibility for the authenticity or completeness of lease information provided by others. C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.



- The forecasts of income and expenses are not predictions of the future. Rather, they are the Appraiser's best opinions of current market thinking on future income and expenses. The Appraiser and C&W make no warranty or representation that these forecasts will materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser's task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Report, envisages for the future in terms of rental rates, expenses, and supply and demand.
- Unless otherwise stated in the Report, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property. The Appraisers are not qualified to detect such substances. C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.
- Unless otherwise stated in the Report, compliance with the requirements of the Americans with Disabilities Act of 1990 (ADA) has not been considered in arriving at the opinion of value. Failure to comply with the requirements of the ADA may adversely affect the value of the Property. C&W recommends that an expert in this field be employed to determine the compliance of the Property with the requirements of the ADA and the impact of these matters on the opinion of value.
- If the Report is submitted to a lender or investor with the prior approval of C&W, such party should consider this Report as only one factor, together with its independent investment considerations and underwriting criteria, in its overall investment decision. Such lender or investor is specifically cautioned to understand all Extraordinary Assumptions and Hypothetical Conditions and the Assumptions and Limiting Conditions incorporated in this Report.
- In the event of a claim against C&W or its affiliates or their respective officers or employees or the Appraisers in connection with or in any way relating to this Report or this engagement, the maximum damages recoverable shall be the amount of the monies actually collected by C&W or its affiliates for this Report and under no circumstances shall any claim for consequential damages be made.
- If the Report is referred to or included in any offering material or prospectus, the Report shall be deemed referred to or included for informational purposes only and C&W, its employees and the Appraiser have no liability to such recipients. C&W disclaims any and all liability to any party other than the party that retained C&W to prepare the Report.
- Any estimate of insurable value, if included within the agreed upon scope of work and presented within this report, is based upon figures derived from a national cost estimating service and is developed consistent with industry practices. However, actual local and regional construction costs may vary significantly from our estimate and individual insurance policies and underwriters have varied specifications, exclusions, and non-insurable items. As such, we strongly recommend that the Client obtain estimates from professionals experienced in establishing insurance coverage for replacing any structure. This analysis should not be relied upon to determine insurance coverage. Furthermore, we make no warranties regarding the accuracy of this estimate.
- By use of this Report each party that uses this Report agrees to be bound by all of the Assumptions and Limiting Conditions, Hypothetical Conditions and Extraordinary Assumptions stated herein.



CERTIFICATION OF APPRAISAL

We certify that, to the best of our knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, and unbiased professional analyses, opinions, and conclusions.
- We have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.
- We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
- Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
- Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Appraisal Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.
- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
- Neal A. Eaton, MAI, MRICS did make a personal inspection of the property that is the subject of this report. Steven M. Halbert, J.D., MAI, MRICS did not make a personal inspection of the property that is the subject of this report.
- No one provided significant real property appraisal assistance to the persons signing this report.
- As of the date of this report, Steven M. Halbert, J.D., MAI, MRICS and Neal A. Eaton, MAI, MRICS have completed the continuing education program of the Appraisal Institute.

Steven M. Halbert, J.D., MAI, MRICS
Senior Director
DC Certified General Appraiser
License No. GA 10262
steve.halbert@cushwake.com
(202) 739-0869 Office Direct
(202) 223-8963 Fax

Neal A. Eaton, MAI, MRICS
Senior Director
MD Certified General Appraiser
License No. 456
neal.eaton@cushwake.com
(202) 739-0867 Office Direct
(202) 223-8963 Fax

Steven M. Halbert, J.D., MAI, MRICS

Digitally signed by Steven M. Halbert, J.D., MAI, MRICS
DN: cn=Steven M. Halbert, J.D., MAI, MRICS, o=Cushman & Wakefield of Washington, D.C., ou=Senior Directer, email=steve.halbert@cushwake.com, c=US
Date: 2009.12.23 15:18:25 -05'00'

ADDENDA CONTENTS



CLIENT SATISFACTION SURVEY

As part of our new quality monitoring campaign, attached is a short survey pertaining to this appraisal report and the service that you received. Would you please take a few minutes to complete the survey to help us identify the things you liked and did not like?

Each of your responses will be catalogued and reviewed by members of our national Quality Control Committee, and appropriate actions will be taken where necessary. Your feedback is critical to our effort to continuously improve our service to you, and is sincerely appreciated.

To access the questionnaire, please click on the link here:

http://www.surveymonkey.com/s.aspx?sm=_2bZUxc1p1i1DWi6n_2fswh1KQ_3d_3d&c=09-26001-9944-1

The survey is hosted by Surveymonkey.com, an experienced survey software provider. Alternatively, simply print out the survey attached in the Addenda of this report and fax it to (716) 852-0890.

1. Given the scope and complexity of the assignment, please rate the development of the appraisal relative to the adequacy and relevance of the data, the appropriateness of the techniques used, and the reasonableness of the analyses, opinions, and conclusions:

__ Excellent
__ Good
__ Average
__ Below Average
__ Poor

Comments:____

2. Please rate the appraisal report on clarity, attention to detail, and the extent to which it was presentable to your internal/external users without revisions:

__ Excellent
__ Good
__ Average
__ Below Average
__ Poor

Comments:____



3. The appraiser communicated effectively by listening to your concerns, showed a sense of urgency in responding, and provided convincing support of his/her conclusions:

___ Not Applicable

___ Excellent
___ Good
___ Average
___ Below Average
___ Poor

Comments:___

4. The report was on time as agreed, or was received within an acceptable time frame if unforeseen factors occurred after the engagement:

___ Yes
___ No

5. Please rate your overall satisfaction relative to cost, timing, and quality:

___ Excellent
___ Good
___ Average
___ Below Average
___ Poor

Comments:___

6. Any additional comments or suggestions?

7. Would you like a representative of Cushman & Wakefield's National Quality Control Committee to contact you?

 __ Yes
 __ No

Your Name: ____

Your Telephone Number: ____

Contact Information: Scott Schafer
Managing Director, National Quality Control
(716) 852-7500, ext. 121



ENGAGEMENT LETTER

Steven M. Halbert, J.D., MAI, MRICS
Senior Director


CUSHMAN &
WAKEFIELD.

Cushman & Wakefield of Washington, D.C., Inc.
1717 Pennsylvania Avenue, NW, Suite 500
Washington, D.C. 20006
202.739.0800 Tel
202.223.0063 Fax
steve.halbert@cushwake.com

November 20, 2009

SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF MI DEVELOPMENTS INC. ("MID")
c/o Mr. Kevin Rooney
HEENAN BLAIKIE
PO Box 185
Royal Bank Plaza-South Tower
Suite 2600
Toronto, Ontario M5J 2J4
Canada

Re: **Bowie Race Track Land**
7300 Race Track Road
Bowie, Prince George's County, MD 20715

Dear Mr. Rooney:

Thank you for requesting our proposal for appraisal services. This proposal letter will become, upon your acceptance, our letter of engagement to provide the services outlined herein.

TERMS OF ENGAGEMENT

I. PROBLEM IDENTIFICATION

The Parties To This Agreement:	The undersigned Cushman & Wakefield affiliated company and SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF MI DEVELOPMENTS INC. ("MID") (herein at times referred to as "Client")
Intended Users:	The appraisal will be prepared for the Special Committee of the Board of Directors of MID and is intended only for its specified use. The report is intended for no other users.
Intended Use:	Board and management analysis
Type of Opinion and Rights Appraised:	Market value of the Leased Fee Interest
Dates Of Value:	Date of inspection
Subject of the Assignment and Relevant Characteristics:	The property to be appraised is known as the Bowie Race Track Land, a 162 acre parcel located in Bowie, MD.
Assignment Conditions:	The assignment is based upon the following assignment conditions and/or Supplemental Standards: Extraordinary Assumptions—None expected

II. ANTICIPATED SCOPE OF WORK

USPAP Compliance: The undersigned Cushman & Wakefield affiliated company and/or its designated affiliate or subsidiary (herein at times "C&W") will develop an appraisal in accordance with USPAP, the Code of Ethics and Certification Standards of the Appraisal Institute, and applicable Supplemental Standards.

General Scope of Work:

- Property inspection to the extent necessary to adequately identify the real estate
- Research relevant market data, in terms of quantity, quality, and geographic comparability, to the extent necessary to produce credible appraisal results
- Consider and develop those approaches relevant and applicable to the appraisal problem. Based on our discussions with the Client, we anticipate developing the following valuation approaches:

  Sales Comparison Approach

III. REPORTING AND DISCLOSURE

Scope of Work Disclosure: The actual Scope of Work will be reported within the report.

Reporting Option: The appraisal will be communicated in a Restricted Use report.

Fee: $7,000, payable upon delivery of the draft report. All invoices are due upon receipt. The Client shall be solely responsible for C&W's fees. Acknowledgement of this obligation is made by the countersignature to this agreement by an authorized representative.

Additional Expenses: Fee quoted is inclusive of expenses related to the preparation of the report.

Retainer: A retainer of 50% is required for this assignment in order to commence work.

Report Copies: The final reports will be delivered in electronic format.

Start Date: The appraisal process will initiate upon receipt of signed agreement, applicable retainer, and the receipt of the property specific data.

Acceptance Date: This proposal is subject to withdrawal if the engagement letter is not executed by the Client within four (4) business days.

Report Delivery: Within 14 business days of receipt of a signed letter of engagement and the specified retainer.

Changes to Agreement: The identity of the Client, intended users, or intended use; the date of value; type of value or interest appraised; or property appraised cannot be changed without a new agreement.

Conflicts of Interest: C&W adheres to a strict internal conflict of interest policy. If we discover in the preparation of our appraisal a conflict with this assignment we reserve the right to withdraw from the assignment without penalty.

Further Conditions of Engagement: The Conditions of Engagement attached hereto are incorporated herein and are part of this letter of engagement.

Thank you for calling on us to render these services and we look forward to working with you.

Sincerely,
CUSHMAN & WAKEFIELD OF WASHINGTON, D.C., INC.

Steven M. Halbert, J. D., MAI, MRICS

Digitally signed by Steven M. Halbert, J.D., MAI, MRICS
DN: cn=Steven M. Halbert, J.D., MAI, MRICS, o=Cushman & Wakefield of Washington, D.C., ou=Senior Director, email=steve.halbert@cushwake.com, c=US
Date: 2009.11.20 14:01:58 -05'00'

Steven M. Halbert, J.D., MAI, MRICS
Senior Director

AGREED:
CLIENT:
SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF MI DEVELOPMENTS INC. ("MID")

By: ______________________ Date: NOV. 23/09

Mr. Kevin Rooney

Title: ON BEHALF OF THE Chairman of the Special Committee of the Board of Directors of MID

E-mail Address/Phone & Fax Nos.: krooney@hebron.ca 1-866-285-9470

Information Needed to Complete the Assignment

1. We have already received the information needed.

CONDITIONS OF ENGAGEMENT

1) The Client and any Intended Users identified herein should consider the appraisal as only one factor together with its independent investment considerations and underwriting criteria in its overall investment decision. The appraisal cannot be used by any party or for any purpose other than as specified in this engagement letter.

2) Federal banking regulations require banks and savings and loan associations to employ appraisers where a FIRREA compliant appraisal must be used in connection with mortgage loans or other transactions involving federally regulated lending institutions, including mortgage bankers/brokers. Because of that requirement, this appraisal, if ordered independent of a financial institution or agent, may not be accepted by a federally regulated financial institution. This appraisal will be prepared in accordance with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation, the Standards of Professional Practice and the Code of Ethics of the Appraisal Institute.

3) The appraisal report will be subject to our standard Assumptions and Limiting Conditions, which will be incorporated into the appraisal. All users of the appraisal report are specifically cautioned to understand any Extraordinary Assumptions and Hypothetical Conditions which may be employed by the appraiser and incorporated into the appraisal.

4) The appraisal report or our name may not be used in any offering memoranda or other investment material without the prior written consent of C&W, which may be given at the sole discretion of C&W. Any such consent, if given, shall be conditioned upon our receipt of an indemnification agreement from a party satisfactory to us and in a form satisfactory to us. Furthermore, Client agrees to pay the fees of C&W's legal counsel for the review of the material which is the subject of the requested consent. If the appraisal is referred to or included in any offering material or prospectus, the appraisal shall be deemed referred to or included for informational purposes only and C&W, its employees and the appraiser have no liability to such recipients. C&W disclaims any and all liability to any party other than the party which retained C&W to prepare the appraisal.

5) In the event the Client provides a copy of this appraisal to, or permits reliance thereon by, any person or entity not an identified Intended User at the time of the assignment and authorized by C&W in writing to use or rely thereon, Client hereby agrees to indemnify and hold C&W, its affiliates and the respective shareholders, directors, officers and employees, harmless from and against all damages, expenses, claims and costs, including attorney's fees, incurred in investigating and defending any claim arising from or in any way connected to the use of, or reliance upon, the appraisal by any such unauthorized person or entity.

6) The balance of the fee for the appraisal will be due upon delivery of the report. Payment of the fee is not contingent on the appraised value, outcome of the consultation report, a loan closing, or any other prearranged condition. Additional fees will be charged on an hourly basis for any work, which exceeds the scope of this proposal, including performing additional valuation scenarios, additional research and conference calls or meetings with any party, which exceed the time allotted by C&W for an assignment of this nature. If we are requested to stop working on this assignment, for any reason, prior to our completion of the appraisal, C&W will be entitled to bill the Client for the time expended to date at C&W's hourly rates for the personnel involved.

7) If C&W or any of its affiliates or any of their respective employees receives a subpoena or other judicial command to produce documents or to provide testimony involving this assignment in connection with a lawsuit or proceeding, C&W will use reasonable efforts to notify the Client of our receipt of same. However, if C&W or any of its affiliates are not a party to these proceedings, Client agrees to compensate C&W or its affiliate for the professional time and reimburse C&W or its affiliate for the actual expense that it incurs in responding to any such subpoena or judicial command, including attorneys' fees, if any, as they are incurred. C&W or its affiliate will be compensated at the then prevailing hourly rates of the personnel responding to the subpoena or command for testimony.

8) By signing this agreement Client expressly agrees that its sole and exclusive remedy for any and all losses or damages relating to this agreement or the appraisal shall be limited to the amount of the appraisal fee paid by the Client. In the event that the Client, or any other party entitled to do so, makes a claim against C&W or any of its affiliates or any of their respective officers or employees in connection with or in any way relating to this engagement or the appraisal, the maximum damages recoverable from C&W or any of its affiliates or their respective officers or employees shall be the amount of the monies actually collected by C&W or any of its affiliates for this assignment and under no circumstances shall any claim for consequential damages be made.

9) It is acknowledged that any opinions and conclusions expressed by the professionals of C&W or its affiliates during this assignment are representations made as employees and not as individuals. C&W's or its affiliate's responsibility is limited to the Client, and use of our product by third parties shall be solely at the risk of the Client and/or third parties.

10) The fees and expenses shall be due C&W as agreed in this letter. If it becomes necessary to place collection of the fees and expenses due C&W in the hands of a collection agent and/or an attorney (whether or not a legal action is filed) Client agrees to pay all fees and expenses including attorney's fees incurred by C&W in connection with the collection or attempted collection thereof.


CUSHMAN &
WAKEFIELD.

QUALIFICATION OF THE APPRAISERS



PROFESSIONAL QUALIFICATIONS

Steven M. Halbert, J.D., MAI, MRICS

Senior Director, Valuation & Advisory Services

- Mr. Halbert entered the real estate business in 1978 as an investor & syndicator.
- Employed concurrently in 1981 and 1982 as a faculty associate at Arizona State University, Tempe, AZ and from 1981 to 1987 as corporate counsel of James Stewart Company, Phoenix, AZ.
- Employed from 1987 to 1990 as Vice President of Western Savings & Loan, Phoenix, AZ.
- Employed during 1990 as Asset Specialist of the Resolution Trust Corporation (eventually absorbed by FDIC), Phoenix, AZ.
- Employed 1990 to 1991 as Senior Vice President of Cimarron Federal Savings & Loan, Muskogee, OK.
- Employed from April 1991 to August 1992 as Senior Appraiser of Ralph J. Brekan & Associates, Scottsdale, AZ.
- From 1992 to the present, employed with Cushman & Wakefield Inc., as Senior Director in Valuation & Advisory Services.

Experience

- Actively involved in the analysis and appraisal of commercial real estate since 1978.
- National experience analyzing a wide variety of property types, including office buildings, shopping centers, apartment buildings, regional malls, hospitality, industrial and mixed-use projects.
- Experience includes evaluation for mortgage origination, asset managing and reporting, condemnations, tax assessment appeals, acquisition, disposition and marketing.
- Most recent experience involves analysis of Metropolitan Washington office buildings ranging from trophy assets to Class C redevelopment opportunities, from institutional office buildings to major mixed-use developments.
- The primary market area of concentration is Washington's CBD where over 400 office buildings have been appraised.
- Notable office building assignments (except as noted, all in DC) include the following:

  - The Warner
1299 Pennsylvania, Ave, NW
  - Washington Harbour
3000-3050 K St, NW
  - L'Enfant Plaza
470-490 & 955 L'Enfant Plaza, SW
  - 1001 Pennsylvania Ave, NW
  - The Executive Tower
1399 New York Ave, NW
  - The Washington Building
1440 New York Ave, NW
  - National Press Building
529 14th St, NW
  - Franklin Square
1301 K St, NW
  - Lincoln Square
555 11th St, NW
  - 2099 Pennsylvania Ave, NW
  - Investment Building
1501 K St, NW
  - U.S. Chamber of Commerce
1615 H St, NW



- The Portals
  1201 & 1250 Maryland Ave & 409 12th St, SW
- 1700 K St, NW
- Southeast Federal Center
  1200 New Jersey Ave, SE
- Southern Railway Building
  1500 K St, NW
- Independence Square Two
  NASA Headquarters
  300 E St, SW
- US Coast Guard Headquarters
  2100 2nd St, SW
- Terrell Place
  575 7th St, NW
- Potomac Center North & South
  500 & 550 12th St, SW
- 1875 Pennsylvania Ave, NW
- 1801 K St, NW
- The Bond Building
  1400 New York Ave, NW
- Station Place I, II & III
  100 F St, 600 2nd St & 700 2nd St, NE
- One Metro Center
  701 13th St, NW
- The Homer Building
  601 13th St, NW
- 601 K St, NW
- Union Station
  40 Massachusetts Ave, NE
- USX Headquarters
  600 Grant St, Pittsburgh, PA
- Independence Square One
  OCC Headquarters
  250 E St, SW
- International Square
  1825 & 1875 Eye St & 1850 K St, NW
- Metro Center
  700 13th St, NW
- PBGC Headquarters
  1200 K St, NW
- 1999 Pennsylvania Ave, NW
- 1701 Pennsylvania Ave, NW
- Newseum
  555 Pennsylvania Ave, NW
- Lafayette Tower
  801 17th St, NW
- Watergate Office Building
  2600 Virginia Ave, NW

Education

- Bachelor of Arts *cum laude* (Economics, English & German), 1975
  Brigham Young University, Provo, Utah

- Juris Doctor *cum laude* (Law), 1978
  Brigham Young University, Provo, Utah

Appraisal Education

- Extensive coursework beyond the Appraisal Institute requirements for the MAI designation.
- Certified in the Appraisal's Institute's voluntary program of continuing education for its designated members.

Memberships, Licenses and Professional Affiliations

- Appraisal Institute Designation: MAI #95342)
  Metropolitan Washington, D.C. Chapter
- Member, Royal Institution of Chartered Surveyors (MRICS Designation #1228422)
- Certified General Real Estate Appraiser
  - 4001 001971 Virginia
  - 10252 Maryland
  - GA 10262 District of Columbia



PROFESSIONAL QUALIFICATIONS

Neal A. Eaton, MAI
Director, Washington D.C. Valuation Services Advisory Group

Director, Cushman & Wakefield, Inc. November 2003 to Present.

Senior Appraiser, Cushman & Wakefield of Washington, D.C., Inc., Washington, D.C., Valuation Advisor Services, a full service real estate organization specializing in appraisal and consultation. April 1998 to November 2003.

Collateral Analyst, Federal Home Loan Mortgage Corporation (Freddie Mac), McLean, Virginia, Risk Management Department, Multi-Family Division, October 1995 to April 1998.

Vice President/Manager, Legg Mason Realty Group, Inc. Baltimore, Maryland, Washington, D.C. regional office. Established and managed the Washington, D.C. regional office. November 1990 to October 1995.

Assistant Vice President, Maryland National Bank, Baltimore, Maryland, Appraisal and Appraisal Review Services, analyzed MNB corporate real estate holdings. July 1984 to November 1990.

Assessor III, Maryland State Department of Assessments and Taxation, Annapolis, Maryland, Ad Valorem assessments on residential and commercial properties. July 1979 to July 1984.

Experience

Office Buildings
Regional Malls
Outlet Centers

Department Stores
Residential Subdivisions
Multi-Family Properties
Subdivision Analysis
Mixed Use Properties
Hotel/Motel
Commercial Land

Medical Office Buildings
Power Centers
Community & Neighborhood Shopping Centers
Industrial Buildings
Single Family Residences
Condominiums/Duplexes
Golf Courses
Special Purpose Facilities
Religious and Educational Facilities
Ad Valorem Tax Appeals

Qualified as an expert witness in U.S. Bankruptcy Court, Maryland Tax Court and Maryland District Court.

Education

Bachelor of Arts (English), 1976.
University of Maryland, College Park, Maryland.

Appraisal Education
Appraisal Institute Courses:

1A1 - Real Estate Appraisal Principles
1A2 - Basic Valuation Procedures
1B1 - Capitalization Theory & Techniques, Part A
1B2 - Capitalization Theory & Techniques, Part B
410 - Standards of Professional Appraisal Practice, Part A (USPAP)
420 - Standards of Professional Appraisal Practice, Part B (AI)
21 - Case Studies in Real Estate Valuation
22 - Report Writing and Valuation Analysis
510 - Advanced Income Capitalization

Additional Accredited Real Estate Courses:

Construction Lending (Mortgage Bankers Association)
Detrimental Conditions (Appraisal Institute)

Certified in the Appraisal's Institute's voluntary program of continuing education for its designated members.

Memberships, Licenses and Professional Affiliations

Member of the Appraisal Institute (MAI Designation # 9508)
Commonwealth of Virginia Certified General Real Estate Appraiser (# 4001002962)
State of Maryland Certified General Real Estate Appraiser (# 456)



Item 3(h) attached

Peter Ott & Associates Inc.

August 10, 2010

PRIVATE AND CONFIDENTIAL

Mr. Rocco Liscio
Executive Vice President and Chief Financial Officer
MI Developments Inc.
445 Magna Drive
Aurora, ON
Canada
L4G 7A9

Dear Mr. Liscio:

Re: Intangible Valuation Analysis – XpressBet, Inc.

At your request, Peter Ott & Associates Inc. ("Ott & Assoc.") has valued the identified intangible assets of XpressBet, Inc. ("XpressBet" or the "Company") as at April 30th, 2010. XpressBet is a legal, licensed U.S.-based account wagering provider that offers pari-mutuel wagering on thoroughbred, harness and quarter horse racing events either online or by telephone. XpressBet was launched in 2002 and is headquartered in Washington, PA. XpressBet was part of a series of assets transferred to MI Developments Inc. ("MiD") as part of a global settlement and plan ("Plan") completed by Magna Entertainment Corp. ("MEC") pursuant to Chapter 11 of the U.S. Bankruptcy Code effective after the close of business on April 30th, 2010. On March 5, 2009, MEC together with certain of its subsidiaries filed voluntary petitions for reorganization under

16 Dewitt Court, Markham, Ontario, Canada L3P 3Y3
Tel: 905-471-3145 • Fax: 905-471-1947
e-mail: peter@peterott.ca

Chapter 11 of Title 11 of the US Bankruptcy Code in the United States Bankruptcy Court of the District of Delaware. On April 20, 2009, the bankruptcy court granted final approval authorizing debtors to enter into a debtor in possession financing facility from a subsidiary of MiD, the majority shareholder of MEC. The terms of the financing contemplated that substantially all of MEC's assets be sold through an auction process and MEC use the proceeds from asset sales to repay creditors. A financial advisor and investment banker conducted a marketing and sale process for MEC's assets. No purchaser for XpressBet's business was identified and no sale of the Company took place. On February 18, 2010, MiD announced that MEC had filed the plan and disclosure statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the remaining assets of MEC after certain assets sales be transferred to MiD, including XpressBet. On April 26, 2010, MiD announced that the Plan was confirmed by order of the Court and on April 30, 2010 the closing conditions of the Plan were satisfied or waived and the Plan became effective following the close of business on April 30, 2010. The transferred assets were exchanged for a variety of payments and assets under the Plan.

MiD requires the fair value of the intangible assets of XpressBet be determined to assist it in applying the accounting provisions of the *Statement of Financial Accounting Standards No. 141R (ASC 805) – Business Combinations* ("SFAS 141R") which establishes standards for the recognition, measurement and disclosure of business combinations. According to SFAS 141R the acquirer shall recognize, as of the acquisition date, the identifiable assets acquired and liabilities assumed in any non-controlling interest in an acquiree, i.e., XpressBet, at their acquisition date fair values. An intangible asset is identified if it meets one of either two criteria: (i) it is separable, that is, capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so; or (ii) if it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identifiable and separately recognized.

SFAS 141R defines fair value to be "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

Scope of Work

Based on the above objectives and information, the scope of the engagement included:

- interviews and discussions with key management personnel at XpressBet including its President, Controller, Vice President of Marketing, and Managing Director of the Company's outsourced IT and web applications solutions provider, concerning the Company, its historic operations, identifiable assets, and future trends and prospects for growth as of the valuation date,

- review of unaudited (audited financial information was not available) XpressBet financial statements for the fiscal years ending 2005 through 2009 and the four month period ended

April 30, 2010 in the case of Statement of Operations and the historic balance sheets as at December 31, 2008, December 31, 2009 and April 30, 2010. The results of Global Wagering Solutions LLC ("GWS"), a provider of domestic and international simulcasting and wagering solutions, were combined with XpressBet. GWS revenues and EBITDA were less than 1% of the amounts of the combined operations,

- a confidential information memoranda dated April 2009 prepared for informational purposes to prospective investors, lenders and buyers considering an interest in XpressBet,
- Departmental Finance Packages of XpressBet dated December 2009 and April 2010 that provided unaudited financial information summarizing handle, customer information and other operational statistics for fiscals 2008 and 2009 and the four month period ended April 30, 2010,
- selected publicly available information on Magna Entertainment Corp. ("MEC"), MiD, the ADW industry and XpressBet's competitors, including TwinSpires, YouBet, and TVG,
- descriptions of and information on XpressBet's software, the estimated effort to develop the wagering, web and customer manager and support software products and related obsolescence factors,
- stock market-based information on XpressBet's market participants in the gaming industry as well as market results for stocks, bonds, bills and inflation as reported by Morningstar in the Ibbotson SBBI 2010 Valuation Yearbook,

- licensing royalty information summarized and provided by ktMINE, an intellectual property database that provides royalty rate information for trademark and software intangibles,

- valuation analysis of the selected intangible assets of XpressBet considering the income, cost and market approaches (as applicable),

- such other information, documentation, analyses and discussions that were considered relevant in the circumstances, and

- preparation of this narrative report presenting the value estimates and indications, the methodologies employed and assumptions utilized in the analysis.

Prior to the issuance of this valuation conclusion, a draft of the valuation report and exhibits was reviewed with you and XpressBet management and it is understood that you are satisfied with the valuation analysis noted herein.

Conclusion

Based on the analysis performed, the fair value (rounded) of XpressBet's identified intangible assets listed below as of April 30, 2010 as expressed in U.S. dollars is estimated to be as follows:

ASSET	VALUE (ROUNDED)
Customer intangible - Exhibit 1	US$5.1 million
Trademark intangible - Exhibit 2	4.1 million
Software intangible -- Exhibit 3	9.0 million

The fair value analysis and valuation conclusions were based on historical and prospective information and financial data provided by MiD and XpressBet. Ott & Assoc. has not independently investigated or otherwise verified the data provided and does not express an opinion or offer any form of assurance regarding the accuracy or completeness of the prospective information. It is understood that any prospective financial information provided is based on expectations of competitive and economic environments as they may impact the future operations of the Company, and that management of MiD and XpressBet have consistently applied key assumptions during the estimation period and has not omitted any factors that may be relevant. In addition, the Company and MiD understand that any such omissions or misstatements may materially affect the valuation analysis and conclusion.

Ott & Assoc. reserves the right, without any obligation, to make revisions to this memorandum and calculations contained herein should it become aware of facts existing at the valuation date which were not known as at the date of this report. This report is also subject to the limiting conditions that appear at the end of this document.

If you have any questions about the attached analysis or report please do not hesitate to contact me.

Best regards,

Peter Ott, CA, CBV
(905) 471-3145
Encl.

XpressBet Overview

XpressBet (including GWS) is a leading horse racing advanced deposit wagering ("ADW")[1] service provider with customers in the United States, and Europe. It offers pari-mutuel[2] wagering on thoroughbred, quarter horse and harness racing events either online or by telephone. It is headquartered in Washington, Pennsylvania and is currently licensed as a multijurisdictional wagering hub in Oregon. With access to some 150 racetracks throughout North America, Europe, South Africa, Australia and Dubai, XpressBet through its technology enables experienced and novice customers to wager on events. Wagers are delivered electronically and co-mingled with host track pools and winning wagers are paid in full track odds. Exotic wagers such as Trifecta, Superfecta, Pick 3, Pick 4, Pick 5 and Pick 6 are also offered.

At April 30, 2010, XpressBet employed 81 people most of who were employed in call centre and customer service, teller, and information technology roles. In addition to accepting wagers, XpressBet offers real-time information services such as live racing streams, current track conditions, race updates, current odds and pool totals. With an estimated 14% market share among the major ADW providers, management indicates that XpressBet is one of the four largest

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[1] ADW is a form of wagering in which individuals deposit money into an account with an entity authorized to conduct wagering, then uses the account funds to pay for wagers made in person, by telephone, or through communication by other electronic means. ADW customers are not allowed to wager more than the pre-funded amount.

[2] Pari-mutuel wagering is a type of wager in which players bet against each other rather than against the "house". As such, the odds for each wager are calculated using the total "pari-mutuel" pool. The larger the pool, the more attractive the bet becomes for a "handicapper" (pari-mutuel better), because chances are bigger pools have a more accurate reflection of actual odds.

racing wagering service providers in the U.S. At April 30, 2010, the Company had approximately 14,700 active customers (defined as accounts where at least one wager was placed in the last 12 months). These accounts are categorized into VIP and non-VIP groupings depending upon assets wagered. The VIP program is a bonus program for account holders who wager $8,000 or more per month for three consecutive months or wager $96,000 in a single year, i.e., XpressBet's most valuable customers. As a VIP member, players have dedicated account managers, receive wagering discounts and earn points that can later be redeemed for every dollar wagered, no queue phone response, and certain no fee services.

The Company has developed marketing programs centered on new customer acquisition, customer retention and customer winbacks. Although XpressBet's growth has slowed somewhat in recent months, the Company has a strong ADW market position and has been considered to be the fastest growing national online ADW provider in the U.S. The Company has been consistently profitable.

Over the last six years the Company has developed (through an IT contract service provider) a technology platform that provides: (i) customized product offerings, (ii) an improved Web offering and overall user experience, (iii) multi-language and multi-currency capabilities, (iv) strong security and fraud controls, (v) the capability to diversify and scale into other online sports betting activities, (vi) wireless solutions that provide the ability to place on track wagers from the XpressBet account using mobile devices such as a Blackberry.

Industry Overview

XpressBet accepts pari-mutuel wagering from customers residing in certain States to establish and fund an account from which they may place wagers via telephone, mobile device or through the Internet at xpressbet.com. XpressBet also offers its customers streaming video of live horse races along with race replays and an assortment of racing and handicapping information. Industry studies have indicated that ADW is the fastest-growing segment of the pari-mutuel wagering business.

Horse racing was once one of the most popular leisure activities, however, its popularity began to wane in the 1960s as public interest in other sports and other forms of gaming began to grow with the rise of television. National attendance at racetracks declined in 1967 for the first time since World War II and other sports, most notably baseball, were able to capitalize on TV's ability to reach fans and generate interest in the sport through commentary. By the early 1970s, racing was struggling to compete with the appeal that other sports, such as football and baseball, had been able to generate. To respond, the racing industry began to focus on growing its handle base through operational expansion. In 1970 and 1973, New York and Connecticut, respectively, passed legislation that allowed bets to be placed without the bettor actually being physically present at the host racing track. This legislative movement eventually led to the creation of New York Off Track Betting Company ("NYCOTB"). In 1978, the *Interstate Horse Racing Act* was passed into law that allowed off-track wagering services to customers within that particular State, and also allowed racing signals to be sent to other States.[3] As long as off-track wagering was also legal in the State where the bets were being placed, customers in that State could also place wagers on those respective races. Throughout the 1990s the racing industry began to realize the opportunity to capitalize on the ability to expand its customer base through allowing customers in other States to place Inter-State wagers. In 1997, the National Thoroughbred Racing Association ("NTRA") was formed to be the single voice of the racing industry, and to advocate for the opening up of key markets and off-track betting began to expand to other States and today off-track betting drives the majority of the pari-mutuel wagering activity. Both interstate and intrastate simulcast networks link together tracks and allow for horserace broadcasts to reach a larger audience than on-track wagering. Tracks import outside racing signals that allow them to diversify their race schedule without actually hosting the race, or export their signal allowing them to reach additional markets. In 2000, the United States Congress amended the *Interstate Horse Racing Act of 1978*, to clarify the legality of wagering across State lines by telephone or other electronic media and the co-mingling of pari-mutuel wagering pools. Late in 2006, Congress also passed the *Unlawful Internet Gambling Enforcement Act of 2006* to maintain the status quo with respect to wagering activities covered under the *Interstate Horse Racing Act*. This Act specifically excluded from the definition of unlawful Internet gambling, "any activity that is allowed under the *Interstate Horse Racing Act of 1978*".[4] The

[3] Previously the Federal Inter State Wire Act of 1961 had prevented this.

[4] XpressBet management indicates that after a number of deferrals, the UIGEA provisions came into force in the summer of 2010. Immediately issues arose with the processing of some credit card transactions for wagering activities that were specifically permitted under the act that had a negative impact on handle processed and revenues. The impact of this change was considered to be of a one-time nature and was not expected to have a long-term negative impact on the Company's cash flows or growth opportunities.

share of the total U.S. thoroughbred pari-mutuel racing industry handle attributed to remote wagering has increased from 15% in 1986 to 88% in 2006.

By the end of 2007, pari-mutuel wagering was authorized in 43 States in the U.S., Puerto Rico, all Provinces in Canada and approximately 65 other countries around the world. The North American pari-mutuel market for all forms of pari-mutuel wagering has been estimated to be approximately $19 billion in 2006, down from approximately $20 billion in 2000. This decline is attributed primarily to competition from: (i) other gaming activities such as casinos, lotteries and on-line gambling, and (ii) other forms of individual and family entertainment such as movies, restaurants and the Internet.

According to the Jockey Club, which is the breed registry for all thoroughbred horses in North America, total US handle on thoroughbred racing, the most popular type of horse racing, was estimated to be approximately $12.3 billion in 2009, of which 89% represented wagers made away from the host track, such as at OTBs, other tracks or via Internet and telephone wagering. The ADW segment has outpaced overall pari-mutuel industry growth in recent years and the largest volume of ADW wagers in the US were processed through the licence as multi-jurisdictional ADW wagering hubs.

The horse racing industry is subject to seasonal fluctuations in demand associated with racing schedules. The first and fourth quarters of the calendar year traditionally comprise the weakest seasons for pari-mutuel wagering. As a result of inclement weather during the winter months, a number of racetracks do not operate and those that do operate often experience missing race days. This adversely affects the amount wagered and the corresponding service revenues.

Horse racing remains a highly regulated industry in the US, where individual States control the operations of racetracks located within the respective jurisdictions with the intent of, among other things, protecting the public from unfair and illegal gambling practices, generating tax revenue, licensing racetracks and operators and preventing organized crime from being involved in the industry. Although the specific form may vary, States that regulate horse racing generally do so through a horse racing commission or other gambling regulatory authority. Horse owners, trainers, jockeys, drivers, stewards, judges and backstretch personnel are all subject to licensing by governmental authorities. State regulation of horse races extends to virtually every aspect of racing and usually extends to details such as the presence and placement of specific race officials, including timers, placing judges, starters and patrol judges. Some State laws require that an ADW business have an agreement in place with the race track located in a State before it can accept wagers from residents of that State. For example, California requires that an ADW business must have an agreement with a racetrack in California as a condition of accepting wagers from residents of California.

Competition

XpressBet faces competition for both customer and racing content from other ADW service providers such as Youbet (acquired by Churchill Downs in 2010 for $137 million), TVG (acquired by Betfair for $50 million in January 2009) and TwinSpires (also owned by Churchill Downs), as well as several regional ADW providers. XpressBet also competes with online gaming sites and other non-U.S.-based gaming websites.

Youbet

In its 2009 financial statements, Youbet reported ADW segment revenues of $90.7 million and income from operations of $7.6 million. Youbet's total assets from its ADW segment were $34.3 million. Between January 1, 2004 and December 31, 2009, Youbet indicates that it has processed over $3.1 billion in wagers targeting the horse racing enthusiast, through a variety of media channels, consisting primarily of online marketing and search engine optimization, supported by tactical print and radio advertising and brand placement through track partners, media and promotions channels. Youbet indicates that it has a number of competitive advantages, including: (i) sophisticated data mining software, detailed customer segmentation analysis based on variables such as wagering propensities and preferences enabling it to tailor special offers, contests and promotions to specific customer segments, and (ii) a scalable technology infrastructure and automated and telephonic wagering platform providing significant operating leverage (Youbet indicates that typically they operate at less than 33% of system capacity) ensuring that significantly greater wagering volumes can be processed at low incremental cost. Youbet has indicated that it intends to build on the strength of its brand by: (i) developing high-quality wagering products, (ii) seeking access to both domestic and international content for customers to view and wager on - currently less than 5% of its handle is derived from races outside North America, (iii) expanding its geographic presence to leverage its technology platform and diversify its revenue streams, content and customer base, and (iv) assisting and supporting track operators interested in accepting ADW wagers. Youbet spends between $4.2 million and $4.5 million on research and development annually.

TVG

TVG accepts wagers from customers in 16 states and runs a 24 hour national horseracing channel broadcast over cable and satellite. In January 2009, Betfair Group Ltd., a gaming company based in the United Kingdom, purchased TVG. Betfair indicates that it is the largest online sports betting operator in Europe with 2009 revenues of approximately $470 million and EBITDA of $150 million. Betfair says it processes more than 6 million transactions a day from 3 million registered customers, generating revenue from sports betting, online casino and poker games. News sources report that Betfair is moving closer to a London IPO listing in September, 2010 that would value the firm at approximately $2.4 billion.

TwinSpires

Doing business as TwinSpires, Churchill Downs Technology Initiatives Company accepts pari-mutuel wagering via telephone, mobile device or through the Internet and offers customers streaming video of live horse races along with race replays and an assortment of racing handicapping information. It also offers all of its customers the ability to automatically qualify for award programs. The company is headquartered in Mountain View, California and was launched in May 2007. In June 2007, TwinSpires purchased ATAB ADW and BRIS to develop a full service ADW business under a single brand. The company accepts wagers in the State of Oregon where it operates under a multijurisdictional simulcasting and interactive wagering totalisator licence issued by the Oregon Racing Commission. It also holds ADW licences in other States including California, Illinois, Idaho, Maryland, Virginia, and Washington. TwinSpires also owns an information service data business that sells handicapping and pedigree information to wagering customers and horsemen in the industry – a service that competes with companies such as Equibase and the Daily Racing Form. TwinSpires indicates that this information provides a competitive advantage as they are able to provide more promotional products to ADW customers. TwinSpires reported revenues in 2009 (the online business segment of Churchill Downs) of $70.9 million, an increase from $54 million in 2008 and EBITDA of $13.9 million for 2009 versus $6.4 million in 2008.

Horse racing and related activities are similar to other leisure activities in that they represent discretionary expenditures likely to decline during economic downturns. The industry is highly competitive with a large number of participants. It also faces competition from a variety of other sources for discretionary consumer spending including spectator sports and other entertainment and gaming options. Competitive gaming activities include traditional and Native American casinos, video lottery terminals, State-sponsored lotteries and other forms of legalized gaming in the U.S. and other jurisdictions. While web-based gaming and wagering is growing rapidly, competition is expected to continue to grow because of the ease of entry to the industry.

XpressBet's Management Team

XpressBet's senior leadership management team is considered to be very experienced, possessing decades of background and knowledge in the ADW industry. Its members include:

Table 1 – XpressBet's Management Team

Employee Name	Role	Previous Roles
Ron Luniewski	President	President, Youbet.com Co-Chief Executive Officer, Youbet.com
Jeff Franklin	Corporate Strategy and Senior Manager	President, Online Services, Youbet.com VP, Product Manager, Youbet.com Racing Manager and Jockey's Agent Vice President Production, Stone-Parkinson Oil Company
Elaine Matthews	Vice-President Technology	Managing Partner, Ventures, Etc., LLC VP, Technology, Affinity, Inc. Director, Operations, Youbet.com Director, National Operations, ICS
Beverly Jochynek	Director of Racetrack Development	National Account Manager, Black Box Corporation
Gene Chabrier	Director of Regulatory Affairs	Dir. of Customer Operations, XpressBet Billing Manager, Automatic Data Processing Customer Service Manager, AT&T/TCI of PA
Daniel Newman	Controller	Track Controller, The Meadows Racetrack Senior Manager, Ernst & Young
Virginia Barefoot	Manager of Customer Operations	Manager, Inside Sales, Comcast Training and Development, US Airways Manager, Customer Service, US Airways
Kerry Carlson	Vice-President Marketing	VP Marketing, Magna Entertainment Corp. Chief Marketing Officer, West Point Thoroughbreds, Inc.

XpressBet's Historic Financial Results

The historic financial statements of XpressBet provide an understanding of the Company's past performance and operating trends. Adjusted unaudited financial statements for the two fiscal years ended December 31, 2008 and December 31, 2009 and the four month period ending April 30, 2010 are summarized below:

Table 2- Historic Adjusted Summary Balance Sheets (US$,000's)

	April 30, 2010	December 31, 2009	December 31, 2008
ASSETS			
Cash	$ 6,161	$ 4,191	$ 4,078
Accounts Receivable	565	678	361
Other Current	1,285	1,266	829
Total Current Assets	8,012	6,136	5,268
Fixed Assets	3,061	3,208	3,170
Other Non-Current	0	23,926	22,585
Total Assets	$ 11,073	$ 33,269	$ 31,023
LIABILITIES & EQUITY			
Accounts Payable	$ 3,502	$ 2,821	$ 1,995
Other Current Liabilities	5,896	9,582	8,646
Total Current Liabilities	9,398	12,402	10,641
Other Non-Current Liabilities	0	2,566	2,599
Total Liabilities	9,398	14,968	13,240
Total Equity	1,675	18,301	17,783
Total Liabilities & Equity	$ 11,073	$ 33,269	$ 31,023

Source: XpressBet unaudited financial statements. Some totals may not add due to rounding.

XpressBet's assets comprise both current and fixed assets. At April 30, 2010, current assets were $8.0 million made up predominantly of cash ($6.1 million – $3.0 million of this was considered excess cash to the Company's operations), accounts receivable ($0.6 million), and other ($1.3 million). Fixed assets represent primarily property plant and equipment specifically computer hardware and software, leasehold improvements, and machinery and equipment including telephone equipment and systems. Trade payables and accrued liabilities at April 30, 2010 amounted to $3.5 million, and other current liabilities (e.g., customer deposits and deferred income taxes) totalled $5.9 million. Various adjusting entries were made to eliminate inter-company receivables and payables that would offset and were no longer considered to be due.

XpressBet's primary source of revenue (89% in 2009) is account wagering, either through telephone or Internet. Other revenues are earned from providing track teller and other ADW related services.

Table 3 – Adjusted Summary Income Statement (US$,000's)

	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Revenue	$ 48,275	$ 45,965	$ 42,434	$ 36,592	$ 30,746	$ 30,266
Cost of Goods Sold	30,617	27,530	24,731	20,524	17,814	18,531
Gross Profit	17,659	18,435	17,703	16,068	12,932	11,735
Operating Expenses	13,568	13,678	12,346	10,189	10,442	7,655
Operating Profit	4,090	4,757	5,357	5,879	2,490	4,080
Other Income/(Expense)	(1,105)	(1,070)	(861)	(777)	(881)	(1,280)
Income Before Taxes	2,985	3,687	4,496	5,102	1,609	2,800
Income Taxes	1,070	1,475	1,798	2,041	644	1,120
Adjusted Net Income	$ 1,915	$ 2,212	$ 2,698	$ 3,061	$ 965	$ 1,680

Source: XpressBet's unaudited financial statements. Some totals may not add due to rounding.

Between 2005 and 2009, telephone account wagering has declined from $9.3 million in 2005 to $5.7 million per year in 2009. Internet service wagering during this period has grown by 19% p.a. from $17.3 million in 2005 to $35.2 million in 2009 and is projected to grow to $38.8 million for the 2010 fiscal year.

During the period between 2005 and 2009 gross margins have ranged between 43.9% (2007) and 38.7% (2005) though are projected to be 36.6% for fiscal 2010. Higher off track simulcast fees and account wagering costs have increased cost of services in 2010.

Expressed as a percentage of revenue, race track operating, marketing, other racetrack, salaries and wages and general and administration costs have ranged as follows:

Table 4 – XpressBet Adjusted Operating Expenses as a Percentage of Revenues

Expense Category	2010 - Projected	2009	2008	2007	2006	2005
Race Track Operating	5.7%	5.0%	5.4%	6.0%	6.5%	6.2%
Marketing	6.2	8.9	8.7	5.4	7.2	4.7
Other Racetrack	9.1	8.4	7.6	9.1	9.1	7.8
Salaries & Wages	3.0	3.1	2.9	3.3	3.6	2.9
General & Admin.	4.1	4.3	4.5	4.0	7.6	3.7
Total	28.1%	29.7%	29.1%	27.8%	34.0%	25.3%

Operating profits (before depreciation expense) have ranged between 8.1% (2006) and 13.5% (2005) of revenues, and in 2009 was 10.4%. Depreciation costs have varied between 1.9% (2008) and 3.4% (2005) of revenues.

Intangible Asset - General Valuation Methodology

Based on discussions with XpressBet management, three intangible assets were separately identifiable from the XpressBet acquisition transfer price, namely customer contracts, software and trademark intangible. Three different valuation approaches were considered in determining the fair value of each asset, i.e., cost, income and market approaches. While each of these approaches was considered, the nature and characteristic of the subject asset indicated the approach, or approaches, that would be applicable.

Cost Approach

The cost approach is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the appraisal.

To arrive at an estimate of fair value using the cost approach, the replacement cost new is determined and reduced for depreciation of the assets. In this context, depreciation has three components: (i) physical deterioration, (ii) functional obsolescence, and (iii) economic obsolescence. Physical deterioration is an impairment to the condition of the asset brought about by the "wear and tear," disintegration, use in service, and/or the action of the elements. Functional obsolescence is the impairment in the efficiency of the asset brought about by such factors as over capacity, inadequacy, or changes in technology that affect the asset. Economic obsolescence is the impairment in the desirability of the asset arising from external forces, legislative enactment, or changes in supply and demand relationships.

Income Approach

The income approach focuses on the income-producing capability of the asset. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the asset. The steps followed in applying this approach include estimating the expected cash flows attributable to the asset over its life, and converting these cash flows to a present value through discounting. The discounting process uses a rate of return that accounts for the time value of money and investment risk factors. Finally, the present values of the cash flows over the life of the asset are summed to arrive at a total indication of value of the asset.

Market Approach

The market approach measures value based on what other purchasers in the market have paid for assets which can be considered reasonably similar to those being analyzed. When the market approach is utilized, data is collected on the prices and multiples paid for reasonably comparable assets. Adjustments are made to the values of similar assets to compensate for differences between reasonably similar assets and the asset being valued. In the case of equipment, for example, adjustments might be made for capacity, accuracy, or output per unit of time. Application of the market approach results in an estimate of the price reasonably expected to be realized from the sale of the subject asset.

Customer Intangible Valuation Analysis – Income Approach

Overview

Customer contracts and relationships represent a portion of XpressBet's total business enterprise value and are intangible assets and have separate and distinct value apart from the tangible and other assets and goodwill of the Company.

As disclosed previously, there are three generally accepted approaches (market, income and cost) to value intangible assets. Due to the lack of data to conduct cost and market analysis, the analysis of XpressBet's customer contracts was approached using a form of the income valuation methodology, namely the multi-period excess earning valuation method. This approach seeks to isolate the excess stream of earnings that can be attributed to the customer contract intangible asset. The approach begins with a cash flow forecast for the contracts in question. Once the forecast operating earnings are calculated, the returns for other enabling assets are estimated and deducted from those cash flows so that once the process is complete, the only cash flows that remain are those that are attributable to the subject asset, in this case the customer intangible. The enabling asset returns are referred to as contributory asset charges and must be identified and calculated for each enabling asset, whether it is tangible or intangible - see Exhibit 5.0. Exhibit 1.0 summarizes the results of the multi-period excess earnings calculations for XpressBet's contract intangibles.

Customer Intangible Valuation – Income Approach

XpressBet's customers were segregated into two groups: (i) VIP, and (ii) non-VIP, based on the amount of handle wagered.

VIP Customers

VIP customers wager $8,000 or more per month for three consecutive months or $96,000 in a single year. As described earlier, the VIP customers receive preferred services including: (i) account management support by phone or email, (ii) wagering credits, (iii) free teller service, (iv) bonus handicapping information, (iv) no-fee Fed-Ex delivery of withdrawal cheques, (v) no limit audio/visual race streaming and (vi) no queue phone response.

XpressBet segregates its VIP customers into sub-groups and Table 5 provides the VIP statistics for these subgroups:

Table 5 – 2009 VIP Statistics

	Customers (Average)	Total Handle	VIP Handle As a Percentage of Total Handle	Total Wagering Credits	Credits As a Percentage of Wagering Handle
VIP Group 1 (up to $96,000 per year)	255	22,776	10.7%	157	0.69%
VIP Group 2 (up to $180,000 per year)	42	8,315	3.9%	95	1.14%
VIP Group 3 (up to $300,000 per year)	27	9,557	4.5%	129	1.35%
VIP Group 4 (up to $600,000 per year)	9	5,386	2.5%	158	2.94%
VIP group 5 (over $600,000 per year)	7	11,284	5.3%	346	3.07%
Total	340	57,318	26.9%	885	1.84%

Source: XpressBet management

Based on XpressBet's Departmental Finance Packages dated December 31, 2009 and April 30, 2010, the average active VIP customers increased from 276 on December 31st, 2008 to 301 on April 30th, 2010, however the average per Cap Handle decreased from $18,156 per month to $15,164 per month. A decline in VIP handle has been experienced from December 2008 through June 2009 though levelled off for the balance of the year. VIP handle has continued to decline in 2010 (note the Kentucky Derby that took place on May 1, and April 2010's results excluded the results of this major horserace).

Chart 1 - VIP Handle and Customers


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VIP Handle - Average Per Cap
Average VIP Customers

To indicate VIP revenues, April 2010's per cap handle amount of $15,164 per active VIP customer was considered to remain constant during the forecast period. The attrition of active VIP customers was indicated based on discussions with XpressBet management and a 40% loss of beginning period customers and a 10% win back of prior year customer losses was considered appropriate to reflect XpressBet's VIP customer attrition. The attrition pattern of the number of VIP customers is depicted in Chart 2 below:

Chart 2 - VIP Attrition Pattern


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No. of VIP Customers

Based on the average handle transacted and the number of VIP customers, VIP handle during the forecast period was calculated. This amount was multiplied by the percentage of VIP handle to revenue dollar of 21.4% to determine VIP customer revenues. Cost of sales for VIP customers were indicated based cost of sales percentage for 2010. This percentage has increased from prior years due to higher State and other regulatory costs that are expected to be experienced by companies in the gaming industry. The gross profit margin for VIP customers was indicated to be approximately 37% during the forecast period.

Non-VIP Customers

Based on the remaining handle processed by XpressBet and the number of non-VIP customers, average per cap handle information was calculated for non-VIP customers - see Chart 3 below.

Chart 3 – Non-VIP Handle and Customers


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Non-VIP Handle - Average Per Cap
Average Non-VIP Customers

To indicate non-VIP revenues, the per cap handle amount as at April 2010 of $840 per active customer was selected for use during the remaining forecast period. The attrition of active non-VIP customers was again indicated based on discussions with XpressBet management and a somewhat slower (compared to VIP customers) 30% loss of beginning period customers and a 10% win back of prior year customer losses was considered appropriate. The number of customers used to indicate the non-VIP customer revenue is depicted in Chart 4 below:

Chart 4 - Non-VIP Attrition Pattern


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No. of Active Non-VIP Accounts
Jan-09
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No. of non-VIP Accounts

Racetrack, Marketing, Salaries and Wages and Gen. and Administration Costs

Operating expenses were based on adjusted historic cost ratios expressed as a percentage of revenues and were: (i) for both VIP and non-VIP accounts 5.4% of revenues for race track costs, (ii) 4.4% of VIP revenues for marketing costs (includes VIP rebates) and 2% of non-VIP revenues, (iii) 6.3% of VIP and non-VIP revenues for race track operating costs (75% of average prior period costs are considered to be applicable to existing accounts), (iv) 2.7% of VIP and non-VIP revenues for salaries and wages (90% considered applicable to existing accounts), (v) 2.2% of VIP and non-VIP revenues for general and administration (50% considered applicable to existing accounts). After applying the following costs, the operating margin for existing accounts was estimated to be approximately 15.7% of revenues for VIP customers and 18.1% of revenues for non-VIP customers – these ratios were considered appropriate by XpressBet management.

Income Taxes

Income tax expense was estimated using XpressBet's effective tax rate of 40% which reflects the Company's combined Federal and State tax rates.

Balance Sheet Assumptions

Balance sheet assumptions are used to calculate charges for the use of contributory assets applicable to XpressBet's contributory assets discussed below.

Debt-free Net Working Capital

Based on XpressBet's estimated working capital requirements, debt-free net working capital was estimated to range between -22.3% and -22.8% (reflecting the upfront acceptance of wagering deposits and funds by XpressBet). During the estimation period a rate of -23.2% of projected revenues was selected.

Capital Expenditures

XpressBet estimated their annual capital expenditure during the period of analysis to be $1.2 million annually during the projection period reflecting management's view of normal capital additions expected to be required by the Company.

Valuation Assumptions

Charges for the Use of Contributory Assets

Charges for the use of contributory assets employed to deliver XpressBet's customer contract intangible include charges for the use of: (i) net working capital, (ii) fixed assets, (iii) software intangible, (iv) assembled workforce and (v) trademark. These contributory asset charges are based on normalized levels of these assets over the period under analysis, multiplied by the required "return on and return of" the individual asset categories.

Table 5 summarizes: (i) the contributory assets utilized in the support of customer contracts, (ii) the after-tax rate required for the use of these assets, and (iii) the resulting contributory asset charge, expressed as a percentage of aggregate XpressBet revenues and to be applied to its existing customer VIP and non-VIP contract income streams. Exhibit 5.0 provides details of these calculations.

Table 6 – Contributory Asset Charge – Customer Intangible – Income Approach

Contributory Asset	Charge (After-tax rate)	Normalized Average Charge
Net working capital	4.8 %	-1.1%
Fixed assets	6.0	1.6
Software intangible	16.0	3.6
Trademark	16.0	1.2
Assembled workforce	17.0	0.3
	Total	5.6%

Discount rate

A discount rate of 16.0% was used to discount the debt-free cash flows available for distribution from customer contracts. XpressBet's after-tax weighted average cost of capital ("WACC") developed in the valuation was calculated to be 15.7%. A small additional premium was added to this WACC to arrive at the discount rate applicable to the customer intangible assets. This small premium accounts for the additional risk customer contract intangibles possess when compared to the enterprise as a whole.

Amortization of Tax Benefit

An amount addressing the amortization of tax benefits was calculated based on the following assumptions: (i) 100% of the estimated asset value would be amortized for tax purposes over a 15 year period, (ii) the tax rate is assumed to be 40%, and (iii) the tax benefit is discounted to present value using the 16% discount rate. The sum of this calculated value was then included as a component of XpressBet's customer contract value.

Indicated Customer Contract Value – Income Approach

Based on the calculation described above and detailed in Exhibits 1.1 and 1.2, the resulting fair values for XpressBet's customer contract intangible are $5.1 million.

The recommended fair value of XpressBet's customer contract intangible at April 30, 2010 is reasonable estimated as:

FIVE MILLION ONE HUNDRED THOUSAND US DOLLARS

$5,100,000

Valuation Analysis –Trademark Intangible

Trademarks and trade names are intangible assets that take the form of a sign, name, symbol, logo, design or any combination thereof. They are intended to identify products or services of the entity to differentiate them from those of competitors. Technically, trademarks are used to identify goods and products and a trade name is the name of the business, association or other organization used to identify it.

According to XpressBet's records, the following trademarks have been registered related to the Company:

Table 7 – XpressBet Trademarks

Mark	Serial Number/Application Number	Registration Number	Country	Status
XpressBet	76355812	2804067	USA	Registered
XpressBet ([Design]	76355815	2804068	USA	Registered
XpressBet, Anytime... From Anywhere [Design]	76355816	2824401	USA	Registered
XpressBet	77012394	not registered	USA	Live
MagnaBet	76602031	not registered	USA	Live
XpressWay	76559612	not registered	USA	Live
XpressBet	1123891	TMA 655936	Canada	Registered
XpressBet [Design]	1124772	TMA 656711	Canada	Registered
XpressBet, Anytime... From Anywhere [Design]	1124771	TMA 656320	Canada	Registered
Anytime... From Anywhere [Design]	1124770	TMA 657097	Canada	Registered
MagnaBet	1223559	Not registered	Canada	allowed

Source: XpressBet listing of IP assets

In addition to the above trademarks, XpressBet owns many domain names related to its ADW wagering services, e.g. XpressBet.com.

In discussions with the Company's Vice President Marketing, the following characteristics were identified related to XpressBet's brand attributes:

Table 8 – XpressBet Brand Attributes

Attributes	Comments
Brand Awareness	– The XpressBet Brand has high awareness among the business participants in horseracing. – Racetracks, industry organizations and the media are aware of XpressBet. – Awareness among consumers is moderate with the brand being mentioned often fourth in industry/ADW reporting. – The brand was impacted by MEC's bankruptcy and related press coverage.
Brand Relevance	– XpressBet's Brand relevance is similar to its awareness level. – In the business of racing, XpressBet is a very relevant brand with an important role in the sport. – With consumers, XpressBet is fourth among ADWs and is not considered as relevant as the competition.
Brand Associations	– Brand associations include: the sport of horseracing, gambling/online gambling, Magna, Frank Stronach. – Such associations all carry both positive and negative connotations. For example, the American public has mixed emotions about Frank Stronach, but internationally the connection to Magna and the Stronach name is a positive. – In the case of horseracing and online gaming – both industries carry more of the negative sentiment due to social implications such as gambling addiction and negative press received by horseracing.
Brand Loyalty	– Among customers, brand loyalty is indicated to be very high. While the company experiences churn and turnover, it has many long-standing customer relationships. – Within the industry on a business-to-business perspective, XpressBet has strong relationships and loyalty is high.
Brand Perception	– The general market sentiment suggests that XpressBet is a capable ADW and continues to do business. – Customers tend to like the Company and recognize/appreciate the efforts put forth to keep them satisfied and conduct business fairly.

Source: XpressBet's VP Marketing

To estimate the value associated with XpressBet's trademark and trade name, a relief-from-royalty valuation approach was used. The relief-from-royalty method involves a valuation of the asset based on incremental after-tax cash flows accruing to the owner of the brand by virtue of the fact that the owner does not need to pay a royalty to someone else for use of the asset. Exhibit 2.0 indicates the details of the relief-from-royalty trademark valuation calculation.

Trademark Valuation Analysis – Income Approach

Revenue – XpressBet indicated revenue projections employed in the relief-from-royalty valuation calculation are:

8 month stub period ended December 31, 2010	$32.4 million
12 months ended December 31, 2011	53.0 million
12 months ended December 31, 2012	57.0 million
12 months ended December 31, 2013	59.9 million
12 months ended December 31, 2014	62.9 million
12 months ended December 31, 2015	64.5 million
12 months ended December 31, 2016	66.1 million
12 months ended December 31, 2017	67.8 million
12 months ended December 31, 2018	69.5 million

Royalty Rate - Applicable royalty rates were based on trademark and trade name research performed for XpressBet management on trademark licensing transactions compiled by ktMINE, a third-party information service. Trademark licensing royalty rates were selected from a total of 1,705 licensing transactions as summarized in Tables 9 and 10 below.

Table 9 - Trademark Licensing Rates Based on Gross Sales

	License Gross Sales		
Analysis Points	Min.	Mean	Max.
Maximum	100.00%	100.00%	100.00%
Third Quartile	8.00%	10.00%	10.00%
Median	5.00%	5.00%	5.00%
First Quartile	1.50%	2.00%	2.00%
Minimum	0.00%	0.10%	0.10%
Mean	7.03%	8.24%	9.77%
Standard Deviation	10.00	11.07	13.76
No. of Observations	338	338	338

Table 10 - Trademark Licensing Rates Based on Gross Sales

	License Net Sales		
Analysis Points	Min.	Mean	Max.
Maximum	100.00%	100.00%	100.00%
Third Quartile	8.00%	10.00%	12.00%
Median	5.00%	5.69%	7.00%
First Quartile	2.00%	3.50%	5.00%
Minimum	0.00%	0.00%	0.00%
Mean	7.58%	9.96%	12.98%
Standard Deviation	10.55	12.04	16.89
No. of Observations	1,367	1,367	1,367

Source: ktMINE

Based on the above and discussions with marketing management, a market derived royalty rate of 2% was selected to calculate the trademark intangible values for XpressBet.

Applying the above royalty rates to the projected revenues, the resultant trademark royalty streams were calculated. An estimated cost of $75,000 was indicated to be required to manage the XpressBet Brand on an annual basis. This amount and income tax expense were deducted from the projected annual royalty stream. Because of the duration of the cash flows considered, no terminal amount was calculated in arriving at the present value of the after-tax cash flow stream.

Present value factors were calculated using a discount rate of 16% (determination of the discount rate is described later in this report). The average capitalized royalty amounts were summed and this amounted to $3.4 million.

Present Value of Tax Benefit

The amortization of the tax benefit is calculated based on the following assumptions: (1) 100% of the estimated intangible asset value will be amortized for tax purposes over a 15 year period, (2) the tax rate is assumed to be 40%, and (3) the tax benefit is discounted to a present value using the applicable discount rate. This calculated amount is added to the sum of the present value cash flows.

Indicated Fair Value - Trademark Intangible

Exhibit 2.0 summarizes the details of the trademark intangible valuation calculations. Based on the calculations described above the resulting value for XpressBet's trademark intangible using a discounted royalty income approach was estimated to be $4.1 million.

The recommend fair value of XpressBet's trademark intangible as at April 30, 2010 is reasonably estimated at:

FOUR MILLION ONE HUNDRED THOUSAND US DOLLARS

$4,100,000

Valuation Analysis –XpressBet's Software Technology

XpressBet's software technology has been developed continuously since 2002. Software can be broken into three main components, including wagering and associated products, web and customer management associated products and support and data products. Each one of these components is comprised of a number of modules that are primarily developed using free, open source software technologies, based on a Linux operating system, Apache HTTP Server (used extensively among websites), MySQL database software (a relational database management system) and PHP: Hypertext Pre-processor, a scripting language used in dynamic WebPages. Ventures, Etc., LLC ("Ventures") has been and continues to be the primary information technology consulting firm responsible for developing and maintaining XpressBet's software application and has been involved in all aspects of the software development. Ventures is led by Ms. Elaine Matthews, Managing Partner. The XpressBet IT infrastructure connects to and works with AmTote's Spectrum Wagering System.

Description -- XpressBet's ADW Software

XpressBet IT management provided a listing of software modules grouped and into major product groups, including: (i) wagering associated products, (ii) web and customer management associated products, and (iii) support and data products. Most of these applications have been internally developed and are proprietary to XpressBet within the context of its open source licence requirements. The following describes XpressBet's software assets:

Wagering Associated Products

XpressBet's wagering associated products have been under development and in continuous use since 2004. These modules include:

Table 11 - Description of XpressBet's Wagering Associated Products

Module	Description	Software Languages
XBOAC/Contest Manager/Proprietary Session and User Management	Proprietary race day management application, wagering, odds, and RTA feed management. Also includes Contest Manager, a proprietary handicapping contest application. This module is a very important piece of technology and resides behind the wagering application and is an administrative interface that controls the tracks that people can or are restricted from betting at, whether a track shows video, what the "off times" are on the post, what time zone the track is in, what season the track runs in, and card parsing, i.e., manipulating an XML or flat file from the data provider such that data for every horse for every race on every track can be displayed as a race card. This enables a bettor to obtain a program on which they can place wagers.	PHP, CSS, SQL, XML, JavaScript, HTML, LAMP and LDAP
PC	Proprietary promotions management application	PHP, JavaScript, CSS
BBWager	Proprietary Blackberry wagering application, Windows Server Includes RIM's libraries that cannot be pulled out of lines of code estimates. It also includes the download and upgrade wrapper, that are automated actions.	C#, Java, HTML, XML, XSD, MSBuild scripts, ASP.NET, DOS Batch
PMG	Proprietary Rebate management system.	Included in code counts for CRM and www.xpressbetonline.com
ProShop	Proprietary multi-language, multi-currency. Shopping cart (XPB and GWS).	PHP, HTML, JavaScript, CSS
Twitter Results Service	Proprietary application for publishing race results. Updated for new Twitter API that has recently been released.	PHP
SCXML	Proprietary changes feed.	PHP
GWSDS	Proprietary race data and update feed.	PHP, JavaScript, CSS, HTML

Module	Description	Software Languages
Linear Channel	Proprietary race video scheduling application	PHP, JavaScript, CSS
GWS Toteboard and GWSDS Client	Interactive data and totebaord application for business. Client for MWS, LMP. This module is not in current use.	PHP, JavaScript, CSS, HTML
Cache Manger	Proprietary server caching application. This application has had to be rebuilt several times hence the obsolescence factor.	PHP, JavaScript, CSS, HTML
Statement Archiver	Proprietary data archiving, retrieval and display software Considered old code and not in current use.	PHP
BFiles Parsing/Tote File Parsing	Proprietary xml/flat bfile parsing, PHP, MySQL based. Tote file parsing is a proprietary AmTote/SGI file for settlements parsing. These are largely scripts, not software code, and each data element (several hundred) has its own script, although the scripts are largely the same with name changes.	PHP, Bourne Shell, Bourne Again Shell

Source: Ventures Managing Director

Approximately 650 project months of effort are estimated to have gone into the development of the wagering associated products in total. The estimated size of these modules is approximately 393,000 lines of code and with the exception of the cache manager, statement archiver and Bfiles Parsing/Tote File Parsing, all modules are considered to be in active and continued use.

Web and Customer Management Associated Products

The wagering and customer management modules have been under development in some cases since 2002 and represent XpressBet's customer facing products. In some cases XpressBet has white labelled its web and customer management product for use in conjunction with other tracks e.g. www.delmarbets.com.

Table 12 - Description of Web and Customer Management Associated Products

Module	Description	Software Languages
Survey	Proprietary customer survey software	PHP, JavaScript, CSS
CRM	Proprietary customer service management application	PHP, HTML, JavaScript, CSS, SQL, Bourne Shell, XML
Funding Module/FMWS, FMXML	Proprietary funding, risk, fraud application.	PHP, JavaScript, XSD, CSS
www.xpressbet.com	Proprietary web site	PHP, HTML, CSS, JavaScript, Perl
www.xpressbetonline.com	Proprietary web site application	JavaScript, PHP, CSS, HTML, Borne Again Shell,
www.xpressbetonline.com/pro	Proprietary wagering application	JavaScript, HTML, PHP, CSS.
www.magnabet.com	Proprietary wagering website and application	PHP, JavaScript, CSS, HTML, XML
www.delmarbets.com	Proprietary wagering application, representing a white label version of the proprietary website application.	PHP, CSS
www.oaktreebets.com	Proprietary wagering application	PHP, CSS
DOCMAN	Proprietary document storage and management application	PHP, HTML, CSS
CMS	3 proprietary CMS systems (xpressbet.com, xpressbetonline.com, magnabet.com).	PHP, JavaScript, CSS
VIPManager/Rewards System	Proprietary VIP management and rewards system/Proprietary, LAMP, and LDAP based, different from VIP Rewards system.	Code included in CRM, ww.xpressbet.com, www.xpressbetonline.com, and www.xpressbet.com/pro. PHP, XML
Newsletter Manager/Email Tracking	Proprietary Newsletter communications application. Proprietary Email activity, tracking, correction and reporting application	PHP, HTML

Source: Ventures Managing Director

According to XpressBet IT management almost 1,400 project months of effort have gone into the development of the web and customer management associated products. Some applications have been rewritten a number of times and as a result the development effort associated with the current product would be less. The estimated size of these modules is approximately 850,000 lines of code. The XpressBet.com and XpressBet online.com proprietary websites alone represent some 330,000 lines of code.

Support and Data Products

These applications are used to assist XpressBet in the management of its operations, such as race day scheduling, workforce and trouble ticket management, etc.

Table 13 - Description of Support and Data Products

Module	Description	Software Languages
NOCApp	Proprietary operations workforce and communications management application.	PHP, HTML, JavaScript, Bourne Shell, CSS, SQL, Perl
OLAP/Microsoft Reporting Services	Settlement system - proprietary settlements system, PHP, Windows Server, IIS, PHP, and MySQL based.	ASP, CSS, PHP.
SAA Scheduler	Proprietary race day scheduling application.	PHP, JavaScript, CSS
NOCMON	Proprietary monitoring application	HTML, PHP, JavaScript, XML, CSS, SQL, Bourne Shell, Perl, Python.
AVS	Proprietary AVS Service application	PHP, ASP.Net, HTML, CSS, JavaScript
SAP	Business Objects (purchased software)	PHP,
Mantis	Open source ticketing software, customized.	PHP, HTML, SQL, JavaScript, CSS.

Source: Ventures Managing Director

The OLAP/Reporting and NOCMON applications are key reporting and monitoring applications used within XpressBet's operations. The NOCMON application is a proprietary monitoring application and reports on over 400 separate items within XpressBet's operation. Other applications, e.g., SAA Scheduler, are no longer used by the Company and as a result all of the associated development effort would be considered obsolete.

Software Valuation Analysis – Relief-From-Royalty Approach

To calculate the fair value associated with XpressBet's software intangible, a relief-from-royalty valuation approach was employed. The relief-from-royalty method involves a valuation of the asset based on incremental cash flows accruing to the owner of the software technology by virtue of the fact that the owner does not have to pay a royalty to someone else for use of the asset. Exhibit 3.1 summarizes the relief-from-royalty calculation as it relates to the software assets and indicates the details of the valuation calculation.

Revenue – XpressBet management indicates that the Company's wagering, web and content management and support software is expected to contribute to the Company's overall projected revenues that would be applicable to its current software and have forecasted the following amounts:

Table 14 - Projected Revenues Applicable to XpressBet's Software ($ millions)

Period	2010 - 8 months	2011	2012	2013	2014	2015	2016
Projected Revenues	$32.4	$53.0	$57.0	$59.9	$61.4	$63.0	$64.5

Royalty rate – applicable royalty rates were based on: (i) software royalty research employing the ktMINE intellectual property database[5] that summarizes royalty rates, actual licence agreements and detailed agreement summaries provided from publicly available sources, such as the SEC, and

[5] The ktMINE database has a repository of some 12,000 IP licence agreements.

(ii) a white label agreement entered into by XpressBet related to Delmarbets.com and the associated royalty rates implied in that agreement.

Tables 15 and 16 below summarize the observations of 628 licensing transactions related to software technologies from the ktMINE database based on licensed gross and net sales revenues and provide a distribution of applicable royalty rates.

Table 15 - Software Royalty Rates Based on Licence Gross Sales

	License Gross Sales		
Analysis Points	Min.	Mean	Max.
Maximum	66.66%	66.66%	70.00%
Third Quartile	15.00%	21.25%	35.00%
Median	50.00%	10.00%	10.00%
First Quartile	2.50%	4.60%	5.00%
Minimum	0.00%	0.00%	0.00%
Mean	11.45%	15.87%	21.22%
Standard Deviation	13.87	14.52	19.74
No. of Observations	125	125	125

Source: ktMINE Database

Table 16 - Software Royalty Rates Based on Licence Net Sales

	License Net Sales		
Analysis Points	Min.	Mean	Max.
Maximum	100.00%	100.00%	100.00%
Third Quartile	25.00%	31.86%	40.00%
Median	10.00%	18.05%	20.00%
First Quartile	5.00%	7.50%	10.00%
Minimum	0.00%	0.00%	0.00%
Mean	17.07%	21.48%	26.57%
Standard Deviation	16.30	17.17	21.71
No. of Observations	503	503	503

Source: ktMINE Database

Given the nature of XpressBet's software and the relative margins earned by the Company, licensing royalty rates in the first quartile distribution were considered most applicable, or between 4.6% of licence gross sales or 7.5% of licence net sales.

XpressBet "white labels" or licenses its software technology in a joint venture arrangement with Del Mar Thoroughbred Club called Del Mar Bets.com.[6] The settlement report related to the Del Mar Bets arrangement for the period of July 2010 (an active period for the site) was reviewed and after appropriate adjustments were made, an indication of the technology royalty rate could be inferred. Expressed as a percentage of handle, associated gross wagering revenue was 20.1% of handle and after payment of direct costs, e.g. host, market access, tote & interface, and TV rights fees, net wagering revenues were 28.1% of gross revenue (or 5.6% of handle). Contractually this amount was split 50-50 between Del Mar and XpressBet leaving the Company with 14% of net wagering revenues (2.8% of handle). Certain XpressBet costs were required to earn this revenue and were allocated and the pre-tax profit estimated to be earned on the Del Mar Bets arrangement was approximately 6% of gross wagering revenue (1.2% of handle). Exhibit 3.2 provides details of this calculation and the inferred royalty rate calculation from the arrangement.

Based on the above information, the market-derived royalty rate of 6% was selected as appropriate for XpressBet's software intangible in order to calculate the projected royalty costs that the

[6] XpressBet has a similar arrangement with the Oak Tree Racing Association that has shorter duration and has been excluded from this analysis.

Company does not incur by virtue of the fact that it is the owner of the technology. This royalty stream was estimated to be incurred until 2016, i.e., the approximate life of XpressBet's software technology.

According to XpressBet management, the support costs associated with maintaining the XpressBet software were approximately 15% of the indicated royalty revenues or approximately $500,000 per year. This amount was deducted from the projected annual royalty revenues in order to estimate the projected cash flow. Income tax expenses were also calculated employing XpressBet's US tax rate of 40%. After-tax royalties were estimated and discounted to a present value using a discount rate of 16%. Information on the selection of the discount rate is provided later in this report.

Present value of tax benefit - the amortization of the tax benefit is based on the following assumptions: (i) 100% of the estimated intangible value will be amortized for tax purposes over a 15 year period, (ii) the tax rate is assumed to be 40%, and (iii) the tax benefit is discounted to a present value using the applicable discount rate for the software intangible. This amount is added to the sum of the cash flow present values calculated above.

Exhibits 3.1 and 3.2 indicate the details of the software intangible valuation calculation employing the relief-from-royalty income method and specific details of the royalty determination. The fair value of the software intangible under this valuation approach was indicated to be $9.0 million.

Software Valuation Analysis - Cost Approach

The cost approach estimates the amount that would have to be spent to recreate the existing software programs of the same functional utility. In applying the cost approach, estimates of person months[7] required to reconstruct a software system of equivalent functional utility were multiplied by the current loaded cost per person month to create the software's replacement cost.

While few companies maintain detailed records of their software personnel's involvement in various computer software development projects, XpressBet was able to indicate by software module the estimated effort involved in developing the technology. This was partly made possible by the fact that much of XpressBet's technology has been developed recently and because Ventures is an outsourced IT service provider to XpressBet and maintains tracking systems that capture work effort. Exhibit 3.4 indicates the estimated development effort involved in the XpressBet software.

---

[7] The amount of time one person spends working on a software development project for one month. The number of person-hours per person-month has a nominal value of 154 hours per person-month, which excludes time typically devoted to holidays and vacations.

Table 17 - XpressBet Software Indicated Person Months to Develop

Software Product Name	Number of Modules	Indicated Project Months	Indicated Project Months Adjusted for Obsolescence
Wagering Associated Products	13	651	633
Web and customer management associated products	13	1,396	649
Support and data products	7	475	245
Total	33	2,522	1,527

Source: Ventures' Managing Director

The resulting indicated development time was then adjusted for obsolescence. In discussions with Ventures' Managing Director, each software module was reviewed and an indicated level of functional, technical or economic obsolescence was assessed.

According to Ventures' Managing Director, the average blended cost of web programmers is approximately US$65 per hour, based on a 154 hour work month. XpressBet indicated that an overhead burden of 20% would be appropriate resulting in the average cost per month for an XpressBet IT development employee to be approximately $12,000 per month. This labour cost per person per month was multiplied by the estimated number of person months indicated above resulting in the calculated pre-tax cost to develop the software components of $18.3 million. From this pre-tax cost, income tax expense was deducted to arrive at an after-tax replacement cost of approximately $11.0 million.

An adjustment for the amortization of tax benefit was added to this amount to arrive at an indicated value of approximately $13.0 million. Exhibit 3.3 indicates the calculations involved to indicate the depreciated replacement cost of software intangible.

Excluded from the above analysis of cost is the economic benefit foregone or opportunity cost experienced by XpressBet during the development process. As owner of the software, the Company is able to benefit from positive cash flows from operations that it would not be available during the software's development process. This cost was not considered because the value under the replacement cost was greater than the result using the discounted revenue royalty income method and including the cost would make this difference even greater.

Estimated Software Fair Value

Based on the calculations described above employing both the relief-from-royalty and depreciated replacement cost approaches and documented in Exhibits 3.0 through 3.4, the lower amount of the two values was selected to be the fair value for XpressBet's software intangible. The fair value for XpressBet's software technology intangible was estimated to be:

NINE MILLION US DOLLARS or

$9,000,000

Valuation Analysis Assembled Workforce

Overview – Assembled Workforce

Employees possess expertise and knowledge specific to a company and are important in sustaining the profitability and continued growth of the company. In the ADW, pari-mutuel and sports book wagering industry, the existence of experienced executive, sales, software development and other customer service and service operation employees are important assets. An assembled workforce involves a cost to locate, screen, hire and train. Considerable expenditures are made to retain employees and reduce turnover. In addition, the more specialized the employees the greater the cost of their assembly and the greater their potential value to the enterprise.

Assembled Workforce – Cost Approach

The valuation analysis of the assembled workforce estimates value by determining, on a replacement basis, the cost to locate and train new employees in their new positions. The fair value estimate of the assembled workforce is represented by the assemblage cost avoided.

Assumptions

According to XpressBet management, 81 employees continue in the employ of XpressBet post-transaction. For the purposes of this analysis, employees were classified as: executive, general and administration, call centre managers, tellers, customer service, service operations, marketing and information technology.

In performing the valuation analysis, XpressBet management exclusively provided data on its workforce. The analysis was premised on: (i) a 40 hour work week and a 52 week work year, (ii) search costs were based on a percentage of average annual salary for executive, general and administration, and information technology, while call centre managers, tellers and customer service and service operations personnel were expected to have lower search costs that range between $500 and $5,000 per employee., (iii) interview costs were assumed to be $5,000 for the executive category, $5,000 for general and administration and marketing, $3,000 for information technology, and between $500 and $1,000 per employee for all other staff groups, (iv) training costs assuming on-the-job training on a "half-time basis", and the number of training weeks by employee category were based on an assumed period of between two weeks and 12 weeks depending on employee group. The numbers of training weeks were multiplied by the costs per week and the percent time spent training to calculate the estimated total training costs. Explicit training costs of $1,000 per employee were also expected to be incurred.

The costs associated with searching for and training XpressBet employees were summed to arrive at an indication of total cost per employee. The costs for each employee category were then multiplied by the corresponding number of employees in the respective category to arrive at the total cost per category. From these pre-tax costs, income tax expense was deducted, and an amortization tax benefit (similar to the customer contract intangible) was added.

Indicated Assembled Work Force Value – Cost Approach

The resulting indicated value for assembled workforce using the cost approach, on a replacement basis, was calculated to be $900,000. Exhibits 4.0 through 4.2 provide details of these calculations.

The recommended fair value of XpressBer's assembled workforce as of April 30, 2010 was estimated to be:

NINE HUNDRED THOUSAND US DOLLARS

$900,000

Discount Rate

The magnitude of the discount rate is related to the perceived risk of the investment. The concept of risk involves an investment situation which lies between complete certainty of monetary return (no risk) and complete uncertainty of monetary return (infinite risk). When an investor contemplates two investments, each having the same expected monetary return, an investor would prefer the investment bearing the least risk. Therefore, the higher the risk, the higher the expected return.

To evaluate the risk associated with the expected cash flows of XpressBet's customer contracts, trademark and software intangible assets, the weighted average cost of capital ("WACC") of XpressBet was determined.

The WACC measures a company's cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company's target capital structure. Arithmetically, the formula for calculating the after-tax WACC is:

$$\text{After-tax WACC} = (k_d \times (1\text{-}T) \times D/(D+E)) + (k_e \times E/(D+E))$$

where:

k_d = Cost of debt financing

k_e = Cost of equity financing

D = Estimated market value (or book value) of debt

E = Estimated market value of equity

T = Assumed tax rate

Cost of Equity

To estimate the cost of equity financing, an adjusted version of the Capital Asset Pricing Model ("CAPM") was used. The CAPM measures the return required by investors given the company's risk profile. This model (as adjusted) is expressed arithmetically by the following equation:

$$k_e = r_f + (\beta \times rp_m) + rp_s + \alpha$$

where:

k_e	=	Cost of equity financing
r_f	=	Risk-free rate of return
β	=	Beta, a measure of the level of non-diversifiable risk associated with guideline company returns
rp_m	=	Market equity risk premium
rp_s	=	Small stock equity risk premium
α	=	Unsystematic (company-specific) risk factor

Risk-Free Rate of Return

The yield to maturity on a 10-year Treasury bond was used to approximate the risk-free rate. At April 30, 2010 the yield to maturity on a 10-year Treasury constant maturity bond was 3.69%. [8]

Beta

Beta was developed from a study of the stock betas of the guideline companies. The stock betas for each of the guideline companies were reported by Thomson Reuters Knowledge database, and were calculated using 5 year monthly returns from 2005 to 2009. In order to adjust for the effect of financial leverage on each company's beta, the stock betas were first "unlevered" based on the guideline company's debt-to-equity ratio and then "relevered" based on the target capital structure.

[8]Source: Federal Reserve Board as provided by BVR.

Based on these data and analyses, a (relevered) beta of 1.27 was considered reasonable for use in the XpressBet analysis. Exhibit 6.1 indicates the levered and unlevered beta calculations of the peer companies.

Market Equity Risk Premium

The expected return of the market in excess of the risk-free rate was estimated based on studies of actual historical stock market returns. Morningstar, Inc. reports that the long-term (1936 to 2009) U.S. dollar equity risk premium is 6.7%.

Small Stock Equity Risk Premium

The Ibbotson SBBI study identifies a small stock premium based on an analysis of low capitalization stocks. This premium recognizes that equity holders demand a higher return from companies that are smaller in size and total capitalization. The Ibbotson study calculates a size premium by deciles. The micro-cap 10th decile represents the smallest companies in the NYSE/AMEX/NASDAQ and the return in excess of CAPM is 6.28% as reported in the 2010 SBBI Yearbook.

Unsystematic (Company-Specific) Risk Factor

The unsystematic risk factor is intended to reflect additional risk that is not already captured in the small stock and industry risk premium. No unsystematic (company-specific) risk factor was considered appropriate for XpressBet.

The sum of: (i) the risk-free rate, (ii) the product of the beta coefficient and equity risk premium, and (iii) the small stock risk premium resulted in an after-tax cost of equity of 18.5%.

Cost of Debt

The pre-tax cost of debt was estimated based on discussions with XpressBet management (it currently does not have any third-party debt facilities) and an average interest rate of 8% was indicated for the Company as an appropriate pre-tax cost of debt. Since interest expense is tax-deductible, the pre-tax cost of debt was converted to an after-tax rate using a total marginal tax rate of 40%. Therefore, the after-tax cost of debt was estimated at 4.8%.

Estimated Weighted Average Cost of Capital

The assumed proportion of debt and equity financing is an important component of the WACC calculation. In the analysis, the estimated target industry capital structure was arrived at through an analysis of comparable companies' capital structures and the likely borrowing constraints of XpressBet. Both factors were considered in estimating the target capital structure to be 80% equity and 20% debt. The chosen capital structure was then used to weight the cost of debt and equity financing, as described above, to arrive at the estimated WACC of approximately 15.7%. A detailed calculation of the WACC for XpressBet is presented in Exhibit 6.0.

Discounted Cash Flow

Table 18 below summarizes XpressBet's financial projection prepared by management that has been used to estimate the Company's debt-free net cash flow.

Table 18 - Summary of Projected Income Statement (US$,000's)

	Pro Forma Income Statement	Projected Year 2011	Projected Year 2012	Projected Year 2013	Projected Year 2014
Revenue	$ 48,275	$ 53,038	$ 57,026	$ 59,899	$ 61,417
Cost of Goods Sold	30,617	33,449	35,883	37,637	38,563
Gross Profit	17,659	19,589	21,143	22,263	22,854
Operating Expenses	13,568	13,990	14,449	14,897	15,329
Operating Profit	4,090	5,599	6,694	7,366	7,525
Other Income/(Expense)	(1,105)	(1,520)	(1,920)	(1,200)	(1,200)
Income Before Taxes	2,985	4,078	4,774	6,166	6,325
Income Taxes	1,070	1,631	1,909	2,466	2,530
Adjusted Net Income	$ 1,915	$ 2,447	$ 2,864	$ 3,700	$ 3,795
Memo Items:					
Interest Expense	100	100	100	0	0
Depreciation & Amortization	1,006	1,420	1,820	1,200	1,200

Table 19 below calculates XpressBet's net free cash flow for the eight month period ended December 31, 2010 and the four fiscal years ending December 31, 2014.

Table 19 – After-Tax Cash Flow Calculation (US$,000's)

	Projected Year 2010 8 Months	Projected Year 2011	Projected Year 2012	Projected Year 2013	Projected Year 2014
Pre-tax Earnings	$ 1,572	$ 4,078	$ 4,774	$ 6,166	$ 6,325
Add: Interest	66	100	100	-	-
	1,639	4,178	4,874	6,166	6,325
Income Taxes	(655)	(1,671)	(1,949)	(2,466)	(2,530)
After-tax Earnings	983	2,507	2,924	3,700	3,795
Add: Depreciation	688	1,420	1,820	1,200	1,200
	1,671	3,927	4,744	4,900	4,995
Changes in:					
- Accounts Receivable	-	(16)	(44)	(31)	(17)
- Other Current Assets	-	(129)	(113)	(92)	(49)
- Accounts Payable	-	276	284	205	108
- Other Current Liabilities	-	590	519	420	371
	-	721	646	502	414
Capital Expenditures	(800)	(1,200)	(1,200)	(1,200)	(1,200)
	(800)	(479)	(554)	(698)	(786)
Net Free Cash Flow	$ 871	$ 3,448	$ 4,190	$ 4,201	$ 4,209

The sum of the present value of the cash flows and the terminal cash flow (assuming a 2.5% growth rate) resulted in an indication of the unadjusted business enterprise value. To this amount adjustments were made for excess assets (liabilities) of a non-operating nature of $3.0 million made up of redundant cash. The sum of these amounts was $31.7 million or approximately $32.0 million – see Table 20 below.

Table 20 - Detailed Calculation of XpressBet's Fair Value (US$,000's)

Forecast Period	Net Free Cash Flow		P.V. Using 15.74% Discount Rate	Discounted Cash Flow
2010 - 8 Mths	$ 871		0.9521	$ 829
2011	3,448		0.8226	2,837
2012	4,190		0.7104	2,977
2013	4,201		0.6138	2,579
2014	4,209		0.5303	2,232
Present Value of Terminal Value				17,277
Subtotal				28,731
Adjusted Balance Sheet Debt				0
Subtotal				28,731
Excess/Non-Operating Assets - redundant cash at Xpressbet				3,000
Indicated Equity Value				31,731
SELECTED EQUITY VALUE				$ 32,000

Benefit Stream In Last Year (2014)		$ 4,209
Terminal Growth Rate		2.50%
Terminal Benefit Stream		4,315
Terminal Discount Rate	15.74%	
Terminal Growth Rate	2.50%	
Capitalization Rate		13.24%
Terminal Value In Last Year (2014)		32,580
Terminal Discount Rate	15.74%	
Present Value of Terminal Value (4.34) Years		0.53032
Present Value of Terminal Value		$ 17,277

Mid Year Convention is used

Attachment - Assumptions and Statement of Limiting Conditions

This valuation estimate is subject to the following assumptions and limiting conditions:

1. The purchase/selling price of a business or its assets is set by the parties involved, based on each party's respective evaluation of all relevant factors. Such factors include, but are not limited to: (i) the particular assumptions underlying the appraisal of the subject company or asset; (ii) the degree of urgency attached to the sale or acquisition of the subject company or asset; (iii) any significant tax benefits or liabilities; and (iv) any potential synergies unique to the proposed transaction. The estimate in this report should not be used as a basis to set a market place, and no responsibility is assumed for the owner's inability to obtain a purchaser at the values reported herein.

2. Ott & Assoc. does not have a financial interest in the Company and the fee for the preparation of this report is not contingent upon the values reported herein.

3. Information, estimates and opinions contained in this report are obtained from others, primarily management. The management of the Company have read this report and believe the information supplied was complete and accurate to the best of their knowledge and that the financial statement information reflects the Company's results of operations and financial condition. Information supplied by management has been accepted as correct without further verification by Ott & Assoc. and no opinion on that information is expressed or liability assumed on such information.

4. Possession of this report, or copy thereof, does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by anyone without the previous written consent of Ott & Assoc. Neither all nor part of the contents of this report shall be copied or disseminated through public relations, news, securities commission disclosure documents or any other public (or private) media without the express written approval of Ott & Assoc. in each individual circumstance.

5. By issuing this report, Ott & Assoc. shall not be required by reason of this report to give testimony or appear in court or other proceedings, or be in attendance during any hearings or depositions, unless specific arrangements in advance have been made.

6. The values presented in this report apply to this valuation only and may not be used out of the context presented herein. This valuation memorandum has been prepared solely for the purposes stated, and should not be used for any other purpose.

7. The value conclusions reached in this report assume that the company will continue to operate as a going concern and that the character of its present business will remain intact.

8. The values in this report contemplate facts and conditions existing as of the valuation date. Events and conditions occurring after the date have not been considered and Ott & Assoc. has no obligation to update these calculations for such events and conditions.

9. Ott & Assoc. has assumed that there is full compliance with all applicable federal, provincial, state and local regulations and laws. No responsibility is assumed for matters of a legal nature.

10. The Company had no contingent liabilities, unusual contractual obligations, substantial commitments (other than in the ordinary course of business) or litigation pending or threatened.

11. There were no material changes in the financial position of the Company, its operating results, or the state of, and outlook for, the business between the stated valuation date and the date of this report.

12. Federal, state and provincial income tax laws prevailing at the valuation date will continue to prevail in the foreseeable future. No responsibility is assumed for any financial tax reporting judgments, which are appropriately those of management and they accept the responsibility for any financial statement and tax reporting issues.

13. The estimates of earnings/cash flow data provided by the Company, and included herein, are solely for use in the valuation calculations and not intended for use as forecasts or projections of future company operation. Ott & Assoc. has not performed an examination or compilation of the Company's earnings/cash flow data in accordance with standards prescribed by the Canadian Institute of Chartered Accountants, and, accordingly, does not express an opinion or offer any other form of assurance on the Company earnings/cash flow data or their underlying assumptions. Furthermore, there will usually be differences between estimated and actual results because events and circumstances generally do not occur as expected, and those differences may be material.

MI Developments Inc.

Exhibit 1.0

XpressBet, Inc.

Customer Contract Intangible Summary

(US $,000's)

Summary Contract Intangible	Exhibit	12 months 2008 Revenue	12 months 2009 Revenue	4 months 2010 Revenue	Average Contract Life - Years	Value of Contract Intangible
VIP - Contract Value	Exhibit 1.1	$ 12,562	$ 12,458	$ 3,925	2.5 years	$ 1,000
Non-VIP - Contract Value	Exhibit 1.2	27,665	31,446	11,187	3.5 years	4,100
		40,227	43,904	15,112		5,100
Indicated Fair Value of Contract Intangible						$ 5,100

MI Developments Inc.

Exhibit 1.1

XpressBet, Inc.
Income Approach - VIP Customers
(US $,000's)

VIP - Contract Value

	Applicable to Existing Customers	31-Dec-08	31-Dec-09	30-Apr-10	Average	8 months 2010 Stub Period	2011 1	2012 2	2013 3	2014 4	2015 5	2016 6
VIP Customer - Opening Per Cap Handle		$ 18,356	$ 16,273	$ 15,164	$ 16,531	15,164	15,164	15,164	15,164	15,164	15,164	15,164
Growth (Decline) in VIP Handle Per Customer						0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
VIP Customer - Ending Per Cap Handle						15,164	15,164	15,164	15,164	15,164	15,164	15,164
Active VIP Customers - Ending		276	394	301	298	359	170	136	93	68	50	37
Acquired VIP Customer Handle		60,112,672	57,413,144	16,257,456	57,436,728	43,432,345	51,001,160	22,945,931	16,667,698	12,415,216	9,135,500	6,723,061
Revenues - % of Handle		20.9%	21.7%	21.5%	21.4%	21.4%	21.4%	21.4%	21.4%	21.4%	21.4%	21.4%
Revenues		12,562	12,459	3,925		6,531	6,673	4,903	3,604	2,652	1,953	1,436
Cost of Sales - % of revenue		58.3%	58.9%	63.4%	63.4%	3,953	4,200	3,109	2,285	1,683	1,238	911
Gross Profit						2,579	2,423	1,393	1,318	970	714	525
						36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%
Racetrack Costs	100%	5.4%	5.0%	5.7%	5.4%	335	356	364	194	145	105	77
Marketing Costs	55%	6.7%	6.9%	6.2%	4.4%	272	289	254	157	116	85	63
Racetrack Operating Costs	75%	7.6%	6.4%	9.1%	6.3%	390	415	307	226	166	122	90
Salaries and Wages	90%	2.9%	3.1%	3.0%	2.7%	164	170	153	97	72	53	39
G&A Costs	50%	4.5%	4.3%	4.1%	2.2%	134	143	106	78	57	42	31
						1,300	1,382	1,023	752	554	407	300
						20.9%	20.9%	20.9%	20.9%	20.9%	20.9%	20.9%
Operating Income						939	1,041	770	566	417	307	226
Operating Margin						15.7%	15.7%	15.7%	15.7%	15.7%	15.7%	15.7%
Income Taxes				40%		(392)	(416)	(308)	(226)	(167)	(123)	(90)
Net Income						587	624	462	340	250	184	135
Net Income Margin						9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%
Less: Contributory asset charges (% of revenue)												
Net Working Capital				-1.1%		(69)	(73)	(54)	(40)	(29)	(21)	(16)
Fixed Assets				1.6%		100	106	78	58	42	31	23
Software intangible				3.6%		235	240	177	130	96	71	52
Assembled workforce				0.5%		39	30	15	11	8	6	4
Tradename				1.2%		75	79	59	43	32	23	17
						350	372	275	202	149	110	81
After-tax cash flow						237	252	181	137	101	74	55
Present value factors				18%		0.9514	0.8404	0.7245	0.6246	0.5384	0.4642	0.4002
						226	212	131	86	54	35	22

	2017 7	2018 8	2019 9	2020 10	2021 11	2022 12	2023 13	2024 14
VIP Customer - Opening Per Cap Handle	15,164	15,164	15,164	15,164	15,164	15,164	15,164	15,164
Growth (Decline) in VIP Handle Per Customer	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
VIP Customer - Ending Per Cap Handle	15,164	15,164	15,164	15,164	15,164	15,164	15,164	15,164
Active VIP Customers - Ending	27	20	15	11	9	6	4	3
Acquired VIP Customer Handle	4,947,437	3,640,367	2,675,200	1,971,396	1,450,678	1,067,686	783,700	576,188
Revenues - % of Handle	21.4%	21.4%	21.4%	21.4%	21.4%	21.4%	21.4%	21.4%
Revenues	1,057	778	572	421	310	228	168	124
Cost of Sales - % of revenue	670	493	363	267	197	145	108	78
Gross Profit	387	285	209	154	113	83	61	45
	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%
Racetrack Costs	57	41	31	23	17	12	9	
Marketing Costs	46	34	25	18	14	10	7	
Racetrack Operating Costs	66	48	36	26	19	14	11	
Salaries and Wages	29	21	15	11	8	6	5	
G&A Costs	23	17	12	9	7	5	4	
	221	163	119	86	65	48	35	
	20.9%	20.9%	20.9%	20.9%	20.9%	20.9%	20.9%	
Operating Income	166	122	90	66	49	36	26	
Operating Margin	15.7%	15.7%	15.7%	15.7%	15.7%	15.7%	15.7%	
Income Taxes	(66)	(49)	(36)	(26)	(19)	(14)	(11)	
Net Income	100	73	54	40	29	22	16	
Net Income Margin	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	
Net Working Capital	(12)	(9)	(6)	(5)	(3)	(3)	(2)	
Fixed Assets	17	12	9	7	5	4	3	
Software intangible	38	28	21	15	11	8	6	
Assembled workforce	3	2	2	1	1	1	1	
Tradename	13	9	7	5	4	3	2	
	59	44	32	24	17	13	9	
After-tax cash flow	40	30	22	16	12	9	6	
Present value factors	0.3450	0.2974	0.2564	0.2210	0.1905	0.1642	0.1416	0.1221
	14	7	6	4	2	1	1	

Sum, Present Value of After-Tax Cash Flow	806
Present Value of Tax Benefit	158
Subtotal	964
Calculation of VIP Customer Contract Value (Rounded)	$ 1,000

Source: XpressBet and MiD management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

XpressBet, Inc.
Income Approach - Non-VIP Customers
(US $,000's)

For the twelve month period ending December 31,

Non-VIP - Contract Value	Applicable to Existing Customers	31-Dec-08	31-Dec-09	30-Apr-10	Average	8 months 2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
						Stub Period	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Non-VIP Customer - Opening Per Cap Handle		$ 825	$ 868	$ 840	$ 844	840	840	840	840	840	840	840	840	840	840	840	840	840	840	
Growth (Decline) in Non-VIP Handle Per Customer						0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Non-VIP Customer - Ending Per Cap Handle						840	840	840	840	840	840	840	840	840	840	840	840	840	840	
Active Non-VIP Customers - Ending		13,960	14,959	14,422	14,447	11,393	9,418	7,732	6,354	5,221	4,290	3,525	2,897	2,380	1,956	1,607	1,320	1,085	892	
Acquired Non-VIP Customer Handle		138,386,450	155,723,870	48,430,428	146,433,587	114,780,723	94,875,769	77,890,731	64,011,047	52,596,801	43,218,630	35,512,860	29,180,607	23,977,974	19,702,637	16,189,618	13,303,011	10,931,073	8,982,041	
Revenues - % of Handle		20.0%	20.1%	23.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	21.1%	
Revenues		27,665	31,445	11,187		16,256	20,018	16,434	13,509	11,097	9,119	7,493	6,157	5,059	4,157	3,416	2,807	2,306	1,895	
Cost of Sales - % of revenue		58.3%	59.9%	61.4%	63.4%	10,309	12,695	10,423	8,565	7,018	5,783	4,752	3,905	3,209	2,636	2,166	1,780	1,463	1,202	
Gross Profit						5,946	7,323	6,011	4,940	4,079	3,336	2,741	2,252	1,851	1,521	1,250	1,027	844	693	
						36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	36.6%	
Racetrack Costs	100%	5.4%	5.0%	5.5%	5.4%	874	1,076	884	726	597	490	403	331	272	224	184	151	124	102	
Marketing Costs	25%	8.7%	8.9%	6.2%	2.0%	325	398	336	268	220	181	149	122	101	83	68	56	46	38	
Racetrack Operating Costs	75%	7.6%	8.4%	9.1%	6.3%	1,018	1,254	1,030	846	695	571	469	386	317	260	214	176	144	119	
Salaries and Wages	90%	2.9%	3.1%	3.0%	2.2%	439	541	444	365	300	246	203	166	137	113	93	76	62	51	
D&A Costs	50%	4.5%	4.3%	4.1%	2.2%	350	431	354	291	239	196	161	133	109	90	74	60	50	41	
						3,005	3,700	3,048	2,497	2,051	1,686	1,385	1,138	935	768	631	519	426	350	
						18.5%	18.5%	18.5%	18.5%	18.5%	18.5%	18.5%	18.5%	18.5%	18.5%	18.5%	18.5%	18.5%	18.5%	
Operating Income						2,942	3,623	2,974	2,444	2,008	1,650	1,356	1,114	915	752	618	508	417	343	
Operating Margin						18.1%	18.1%	18.1%	18.1%	18.1%	18.1%	18.1%	18.1%	18.1%	18.1%	18.1%	18.1%	18.1%	18.1%	
Income Taxes				40%		(1,177)	(1,449)	(1,190)	(978)	(803)	(660)	(542)	(446)	(366)	(301)	(247)	(203)	(167)	(137)	
Net Income						1,765	2,173	1,784	1,466	1,205	990	814	668	549	451	371	305	250	206	
Net Income Margin						10.9%	10.9%	10.9%	10.9%	10.9%	10.9%	10.9%	10.9%	10.9%	10.9%	10.9%	10.9%	10.9%	10.9%	
Less: Contributory asset charges (% of revenue)																				
Net Working Capital				-1.3%		(129)	(200)	(151)	(149)	(122)	(100)	(83)	(68)	(56)	(46)	(38)	(31)	(25)	(21)	
Fixed Assets				1.8%		260	320	263	216	178	146	120	99	81	67	55	45	37	30	
Software intangible				3.6%		586	724	594	489	401	330	271	222	183	150	124	102	83	69	
Assembled workforce				0.3%		49	50	49	41	33	27	22	18	15	12	10	8	7	6	
Trademark				1.2%		195	240	197	161	133	109	90	74	61	50	41	34	28	23	
						933	1,124	925	759	633	512	421	346	284	234	192	158	130	106	
After-tax cash flow						852	1,099	821	706	581	478	393	323	265	218	179	147	133	99	
Present value factors				10%		0.9405	0.8077	0.6721	0.5609	0.4674	0.3895	0.3246	0.2705	0.2254	0.1878	0.1565	0.1305	0.1087	0.0906	0.0134
						801	887	580	397	272	186	127	87	60	41	28	19	13	9	
Sum, Present Value of After-Tax Cash Flow				3,468																
Present Value of Tax Benefit				553																
Subtotal				4,021																
Calculation of VIP Customer Contract Value (Rounded)				$ 4,100																

Source: XpressBet and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 2.0

XpressBet, Inc.

Trademark Intangible-Discounted Royalty Income Method

(US$,000's)

Trademarks and Trade Names

Income Statement Data			2010 8 months	2011	2012	2013	2014	2015	2016	2017	2018	2019
				PROJECTED For the years ending December 31,								
Projected Revenues - XpressBet			$ 32,404	$ 53,038	$ 57,026	$ 59,899	$ 61,417	$ 62,952	$ 64,526	$ 66,139	$ 67,793	$ 69,488
Market-derived royalty rate and corresponding charge for the use of this category of			2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Projected annual royalties			648	1,061	1,141	1,198	1,228	1,259	1,291	1,323	1,356	1,390
Less: Estimated annual cost to maintain trademark	$	75.0	(50)	(77)	(79)	(81)	(83)	(85)	(87)	(89)	(91)	(94)
			598	984	1,062	1,117	1,146	1,174	1,204	1,234	1,264	1,296
Income tax expense		40.0%	(239)	(394)	(425)	(447)	(458)	(470)	(481)	(493)	(506)	(518)
Projected after tax cash flow			359	590	637	670	687	705	722	740	759	778
Present value factors		16.0%	95.1%	84.0%	72.5%	62.5%	53.8%	46.4%	40.0%	34.5%	29.7%	25.6%
Present Value of After tax Cash Flow			341	496	462	419	370	327	289	255	226	199
Sum, Present Value of After-Tax Cash Flow			3,384									
Present value of tax benefit			680									
			4,064									
Indication of Value - XpressBet Trademark (US$,000's)			$ 4,100									

License Gross Sales

Analysis Points	Min.	Mean	Max.
Maximum	100.00%	100.00%	100.00%
Third Quartile	8.00%	10.00%	10.00%
Median	5.00%	5.00%	5.00%
First Quartile	1.50%	2.00%	2.00%
Minimum	0.00%	0.10%	0.10%
Mean	7.03%	8.24%	9.77%
Standard Deviation	10.00	11.07	13.76
No. of Observations	338	338	338

License Net Sales

Analysis Points	Min.	Mean	Max.
Maximum	100.00%	100.00%	100.00%
Third Quartile	8.00%	10.00%	12.00%
Median	5.00%	5.69%	7.00%
First Quartile	2.00%	3.50%	5.00%
Minimum	0.00%	0.00%	0.00%
Mean	7.58%	9.96%	12.98%
Standard Deviation	10.55	12.04	16.89
No. of Observations	1,367	1,367	1,367

Source: ktMINE - Trademark agreement royalty rates

Footnotes:

Source: XpressBet and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc. — Exhibit 3.0

XpressBet, Inc.
Software Intangible Summary
(US $,000's)

Summary Software Intangible	Exhibit		Intangible Asset Value
Software Intangible – Discounted Revenue Royalty Income Method	Exhibit 3.1	$	9,000
Software Intangible – Replacement Cost Approach	Exhibit 3.3		13,000
Selected Software Intangible Fair Value - Average		$	9,000

MI Developments Inc.

Exhibit 3.1

XpressBet, Inc.

Software Intangible - Discounted Revenue Royalty Income Method

(US$,000's)

Income Statement Data		Software PROJECTED For the years ending December 31, 2010 8 months	2011	2012	2013	2014	2015	2016
Projected Revenues - XpressBet		$ 32,404	$ 53,038	$ 57,026	$ 59,899	$ 61,417	$ 62,952	$ 64,526
Market-derived royalty rate and corresponding charge for the use of this category of		6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Projected annual royalties		1,954	3,198	3,438	3,611	3,703	3,795	3,890
Less: Software support costs - % of royalty revenues	15.0%	(293)	(480)	(516)	(542)	(555)	(569)	(584)
		1,661	2,718	2,922	3,070	3,147	3,226	3,307
Income tax expense	40.0%	(664)	(1,087)	(1,169)	(1,228)	(1,259)	(1,290)	(1,323)
Projected after tax cash flow		996	1,631	1,753	1,842	1,888	1,936	1,984
Present value factors	16.0%	95.1%	84.0%	72.5%	62.5%	53.8%	46.4%	40.0%
Present Value of After-tax Cash Flow		948	1,371	1,270	1,150	1,017	898	794
Sum, Present Value of After-Tax Cash Flow		7,448						
Present value of tax benefit		1,479						
		8,927						
Indication of Value - XpressBet Software (US$,000's)		$ 9,000						

Footnotes:

Source: XpressBet and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

XpressBet, Inc.

Software Intangible-Discounted Revenue Royalty Income Method

(US$,000's)

Market-based Royalty Rates

Analysis Points	License Gross Sales		
	Min.	Mean	Max.
Maximum	66.68%	66.66%	70.00%
Third Quartile	15.00%	21.25%	35.00%
Median	50.00%	10.00%	10.00%
First Quartile	2.50%	4.60%	5.00%
Minimum	0.00%	0.00%	0.00%
Mean	11.45%	15.87%	21.22%
Standard Deviation	13.87	14.52	19.74
No. of Observations	125	125	125

Analysis Points	License Net Sales		
	Min.	Mean	Max.
Maximum	100.00%	100.00%	100.00%
Third Quartile	25.00%	31.86%	40.00%
Median	10.00%	18.05%	20.00%
First Quartile	5.00%	7.50%	10.00%
Minimum	0.00%	0.00%	0.00%
Mean	17.07%	21.48%	26.57%
Standard Deviation	16.30	17.17	21.71
No. of Observations	503	503	503

Source: ktMine - Software agreement royalty rates. ktMine is an intellectual property databse that provides royalty rates, actual license agreements and detailed agreement summaries provided from publicly available sources, such as the SEC. ktMine has amassed a repository of 12,000 IP license agreements.

XpressBet-based Royalty Rates

Del Mar Bets Arrangement

Period		July 1, 2010 - July 31, 2010		
			% of Handle	% of Gross Wagering Revenue
Handle		377,588		
Gross Wagering Revenue		75,944	20.1%	100.0%
Direct Costs		(54,635)	-14.5%	-71.9%
Net Wagering Revenue		21,308	5.6%	28.1%
XpressBet Split - 50%		10,654	2.8%	14.0%
Less: XpressBet Allocated Costs - % of Gross Wagering Revenue				
Marketing	3%	(2,278)	-0.6%	-3.0%
CSR	3%	(2,278)	-0.6%	-3.0%
Video	2%	(1,519)	-0.4%	-2.0%
Pre-tax Profit from Del-Mar Bets Arrangement		4,579	1.2%	6.0%
Selected Royalty Rate				6.0%

Footnotes:

Source: XpressBet and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions

XpressBet, Inc.

Software Intangible – Replacement Cost Approach

(US $,000's)

Replacement Cost

Estimated Development Effort - Based on Development Hours

	Period of Development		Estimated Size			Indicated Project Months to Develop	
	Beginning	Ending	Physical Lines of Code	Logical Lines of Code	Code as % of Total Lines	Total	Adjusted for Obsolescence
Products							
Wagering Associated Products	2004	2010	523,182	392,778	75%	651	633
Web and Customer Manager Associated Products	2002	2010	1,120,329	849,039	76%	1,396	649
Support and Data Products	2002	2010	2,034,068	1,749,499	86%	475	245
					Total	2,522	1,527

Average Cost of Development - Per Person Month	Average Rate per Hour	Hours per Month	Overhead Burden		
Cost per person month	$ 65.00	154	20%		$ 12.0
					18,357
				Income Taxes 40%	(7,343)
					11,014
				Present value of tax benefit	2,214
					13,228
				Rounded	$ 13,000

Source: XpressBet and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 3.4

XpressBet, Inc.

Replacement Cost Approach - Software Intangible
(US $,000's)

Replacement Cost

Estimated Development Effort - Based on Development Hours

Software Application			Period of Development			Estimated Size				Indicated Obsolescence	
			Beginning	Ending	Duration - Years	Physical Lines of Code	Logical Lines of Code	Code as % of Total Lines	Indicated Project Months	Functional/ Technical	Economic
Wagering Associated Products											
Module	**Description**	**Software Languages**									
XBOAC/Contest Manager/Proprietary Session and User Management	Proprietary race day management application, wagering, odds, and RTA feed management. Also includes Contest Manager, a proprietary handicapping contest application	PHP, CSS, SQL, XML, Javascript, HTML, LAMP and LDAP	2004	2008	4	180,683	129,448	72%	125	0%	10%
PC	Proprietary promotions management application	PHP, Javascript, CSS	2008	2009	1	12,046	9,335	77%	14	0%	0%
BBWager	Proprietary Blackberry wagering application, Windows Server	C#, Java, HTML, XML, XSD, MSBuild scripts, ASP.NET, DOS Batch	2009	2010	1	187,487	151,390	81%	11	0%	0%
PMG	Proprietary Rebate management system	Included in code counts for CRM and www.xpressbetonline.com	2009	2010	1	-			417	0%	0%
ProShop	Proprietary multilanguage, multicurrency shopping cart (XPB and GWS)	PHP, HTML, Javascript, CSS	2006	2007	1	19,704	18,008	91%	23	0%	0%
Twitter Results Service	Proprietary application for publishing race results	PHP	2009	2009	-	1,770	1,131	64%	6	10%	0%
SCXML	Proprietary changes feed	PHP	2006	2006	-	6,176	5,011	81%	4	0%	0%
GWSDS	Proprietary race data and update feed	PHP, Javascript, CSS, HTML	2007	2008	1	4,086	3,567	87%	11	0%	0%
Linear Channel	Proprietary race video scheduling application	PHP, Javascript, CSS	2008	2010	2	8,033	6,960	87%	8	0%	0%
GWS Toteboard and GWSDS Client	Interactive data and toteboard application for business. Client for MWS, LMP - never used	PHP, Javascript, CSS, HTML	2007	2008	1	3,415	3,078	90%	10	0%	0%
Cache Manger	Proprietary server caching application	PHP, Javascript, CSS, HTML	2007	2007	-	783	594	76%	4	60%	0%
Statement Archiver	Proprietary data archiving, retrieval and display software	PHP	2008	2008	-	821	618	75%	6	25%	0%
BFiler Parsing/Tote File Parsing	Proprietary xml/flat bfile parsing, PHP, Mysql based. Tote file parsing is a proprietary Amtote/SGI file for settlements parsing	PHP, Bourne Shell, Bourne Again Shell	2004	2007	3	98,086	63,828	65%	12	10%	0%
						523,182	392,278		651		

MI Developments Inc.

Exhibit 3.4

XpressBet, Inc.

Replacement Cost Approach - Software Intangible

(US $,000's)

Replacement Cost

Estimated Development Effort - Based on Development Hours

Software Application			Period of Development			Estimated Size				Indicated Obsolescence	
			Beginning	Ending	Duration - Years	Physical Lines of Code	Logical Lines of Code	Code as % of Total Lines	Indicated Project Months	Functional/ Technical	Economic
Web and Customer Management Associated Products											
Module	**Description**	**Software Languages**									
Survey	Proprietary customer survey software	PHP, Javascript, CSS	2005	2005		1,620	1,315	81%	4	20%	70%
CRM	Proprietary customer service management application	PHP, HTML, Javascript, CSS, SQL, Bourne Shell, XML	2002	2007	5	383,033	321,168	84%	398	30%	
Funding Module/FMWS, FMXML	Proprietary funding, risk, fraud application	PHP, Javascript, XSD, CSS	2009	2009		34,281	24,607	72%	78	0%	0%
www.xpressbet.com	Proprietary web site	PHP, HTML, CSS, Javascript, Perl	2002	2010	8	174,047	147,791	85%	152	80%	0%
www.xpressbetonline.com	Proprietary web site application	Javascript, PHP, CSS, HTML, Borne Again Shell, awk	2002	2010	8	301,927	181,344	60%	339	67%	0%
www.xpressbetonline.com/pro	Proprietary wagering application	Javascript, HTML, PHP, CSS	2008	2008	-	50,629	40,151	79%	58	100%	0%
www.magnabet.com	Proprietary wagering website and application	PHP, Javascript, CSS, HTML, XML	2006	2008	2	108,550	79,480	73%	164	50%	0%
www.delmarbets.com	Proprietary wagering application	PHP, CSS	2009	2009	-	18,959	15,304	81%	4	0%	0%
www.oaktreebets.com	Proprietary wagering application	PHP, CSS	2009	2009		19,061	15,389	81%	4	0%	0%
DOCMAN	Proprietary document storage and management applications	PHP, HTML, CSS	2004	2005	1	6,181	5,223	85%	7	10%	0%
CMS	3 proprietary CMS systems (xpressbet.com, xpressbetonline, magnabet).	PHP, Javascript, CSS	2004	2010	6	7,755	6,988	90%	14	20%	0%
VIPManager/Rewards System	Proprietary VIP management and rewards system/Proprietary, LAMP, and LDAP based, different from VIP Rewards system.	Code included in CRM, ww.xpressbet.com, www.xpressbetonline.com, and www.xpressbet.com/pro. PHP, XML	2006	2007	1	1,137	821	72%	156	10%	10%
Newsletter Manager/Email Track	Proprietary Newsletter communications application. Proprietary Email activity, tracking, correction and reporting application	PHP, HTML	2003	2005	2	12,249	9,451	77%	18	0%	80%
						1,120,329	849,039		1,396		

XpressBet, Inc.
Replacement Cost Approach - Software Intangible
(US $,000's)

Replacement Cost

Estimated Development Effort - Based on Development Hours

Software Application			Period of Development			Estimated Size				Indicated Obsolescence	
			Beginning	Ending	Duration - Years	Physical Lines of Code	Logical Lines of Code	Code as % of Total Lines	Indicated Project Months	Functional/ Technical	Economic
Support and Data Products											
Module	**Description**	**Software Languages**									
NOCApp	Proprietary operations workforce and communications management application	PHP, HTML, Javascript, Bourne Shell, CSS, SQL, Perl	2008	2008	-	87,567	57,527	66%	6	0%	20%
OLAF/Microsoft Reporting Services	Settlement system - proprietary settlements system, PHP, Windows Server, IIS, PHP, MSSQL based.	ASP, CSS, PHP	2004	2006	2	73,455	58,256	79%	270	20%	60%
SAA Scheduler	Proprietary race day scheduling application	PHP, Javascript, CSS	2007	2008	1	5,169	4,956	96%	6	100%	
NOCMON	Proprietary monitoring application	HTML, PHP, Javascript, XML, CSS, SQL, Bourne Shell, Perl, Python.	2008	2009	1	1,725,083	1,531,098	89%	5	30%	20%
AVS	Proprietary AVS Service application	PHP, ASP Net, HTML, CSS, Javascript	2004	2006	2	45,243	30,714	69%	4	0%	90%
SAP	Business Objects (purchased software)	PHP,	2008	2010	3	12,002	8,629	72%	174	0%	0%
Mantis	Open source ticketing software, customized	PHP, HTML, SQL, Javascript, CSS	2002	2003	1	85,549	58,319	67%	10	0%	5%
						2,034,068	1,749,499		475		
						3,672,529	2,991,316		2,522		

Source: XpressBet and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc. — Exhibit 4.0

XpressBet, Inc.
Cost Approach-Assembled Work Force
(US$)

Category	Search (Pretax Cost per Employee)	Interview (Pretax Cost per Employee)	Training (Pretax Cost per Employee)	Total Acquisition Cost (Pretax Cost per Employee)	Number of Employees	Total Pretax Cost
Executive	$ 72,000	$ 5,000	$ 27,538	$ 104,538	2	$ 209,077
General and Administration	$ 25,000	$ 5,000	$ 9,308	$ 39,308	9	353,769
Call Centre Managers	5,000	1,000	3,538	9,538	7	66,769
Tellers	500	500	1,462	2,462	18	44,308
Customer Service	500	500	1,462	2,462	18	44,308
Service Operations	1,000	1,000	1,462	3,462	6	20,769
Marketing	25,000	5,000	19,000	49,000	3	147,000
Information Technology	10,000	3,000	7,923	20,923	18	376,615
				Total:	81	1,262,615
			less: Income tax expense			(505,046)
					Total	757,569
			Present value of tax benefit			142,745
						900,314
					Calculated value (rounded)	$ 900,000

Footnotes:

(a) Calculation based on tax legislation as of the date of valuation. See report for more details.

Source: XpressBet and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 4.1

XpressBet, Inc.
Cost Approach-Assembled Work Force
(US$)

Category	Number of Employees	Salary Data: Average Annual Salary (w/o burden)	Burden Rate (%)	Average Annual Salary (w/ burden)	Average Weekly Salary (w/ burden)
Executive	2	287,500	20%	$ 345,000	$ 6,635
General and Administration	9	60,000	20%	72,000	1,385
Call Centre Managers	7	55,000	20%	66,000	1,269
Tellers	18	20,000	20%	24,000	462
Customer Service	18	20,000	20%	24,000	462
Service Operations	6	20,000	20%	24,000	462
Marketing	3	130,000	20%	156,000	3,000
Information Technology	18	50,000	20%	60,000	1,154
	81				

Footnotes:

Source: XpressBet and MiD management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

XpressBet, Inc.
Cost Approach–Assembled Work Force
(US$)

Category	Number of Employees	Salary Data: Average Annual Salary (w/o burden)	Burden Rate (%)	Average Annual Salary (w/ burden)	Average Weekly Salary (w/ burden)
Executive	2	287,500	20%	$ 345,000	$ 6,635
General and Administration	9	60,000	20%	72,000	1,385
Call Centre Managers	7	55,000	20%	66,000	1,269
Tellers	18	20,000	20%	24,000	462
Customer Service	18	20,000	20%	24,000	462
Service Operations	6	20,000	20%	24,000	462
Marketing	3	130,000	20%	156,000	3,000
Information Technology	18	50,000	20%	60,000	1,154
	81				

Footnotes:

Source: XpressBet and MiD management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 4.2

XpressBet, Inc.
Cost Approach–Assembled Work Force
(US$)

			Training Cost Data				
			Calculated Training Cost				
Category	Search Cost (a)	Interview Cost	Weeks of Training	Percent of Time Spent Training	Training Cost	Explicit Training Cost	Total Training Cost
Executive	$ 72,000	$ 5,000	8	50%	$ 26,538	$ 1,000	$ 27,538
General and Administration	25,000	5,000	12	50%	$ 8,308	1,000	9,308
Call Centre Managers	5,000	1,000	4	50%	2,538	1,000	3,538
Tellers	500	500	2	50%	462	1,000	1,462
Customer Service	500	500	2	50%	462	1,000	1,462
Service Operations	1,000	1,000	2	50%	462	1,000	1,462
Marketing	25,000	5,000	12	50%	18,000	1,000	19,000
Information Technology	10,000	3,000	12	50%	6,923	1,000	7,923

Footnotes:

Source: XpressBet and MiD management. Some totals may not add due to rounding. See Statement of Limiting Conditions

MI Developments Inc.

Exhibit 5.0

XpressBet, Inc.

Charge for the Use of Contributory Assets

(US$,000's)

Asset				For the twelve month period ending December 31, 2011		2012		2013		2014
Net working capital										
Charge (after-tax rate)	4.8%		$	(588)	$	(634)	$	(670)	$	(702)
as a percentage of total revenue				-1.1%		-1.1%		-1.1%		-1.1%
Normalized level		-1.1%								
Fixed assets (net)										
Charge (after-tax rate)	6.0%		$	941	$	941	$	941	$	941
as a percentage of total revenue				1.77%		1.65%		1.57%		1.53%
Normalized level		1.6%								
Software intangible										
Charge (after-tax rate)	16%		$	1,440	$	1,440	$	1,440	$	1,440
as a percentage of total revenue				2.7%		2.5%		2.4%		2.3%
Normalized level		3.6%								
Trademark intangible										
Charge (after-tax rate)	16%		$	656	$	656	$	656	$	656
as a percentage of total revenue				1.2%		1.2%		1.1%		1.1%
Normalized level		1.2%								
Assembled workforce										
Charge (after-tax rate)	17%			153		153		153		153
as a percentage of total revenue				0.3%		0.3%		0.3%		0.2%
		0.3%								

Footnotes:

Source: XpressBet and MiD management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 6.0

Weighted Average Cost of Capital

XpressBet, Inc.

	Book value of debt	Market value of equity	Effective tax rate	Levered beta	Unlevered Beta
Selected data for subject company	20.0%	80.0%	40.0%	--	1.1

After-Tax Cost of Equity:

Relevered beta using selected data for subject company	1.27
Equity risk premium (a)	6.70%
Company risk premium	8.48%
add: Risk free rate: return on long-term Treasury bonds (b)	3.69%
Unadjusted after-tax cost of equity	12.17%
add: Small company risk premium (c)	6.28%
add: Unsystematic risk factor (d)	0.00%
Subtotal, after-tax cost of equity	18.45%

After-Tax Cost of Debt:

Pretax cost of debt (e)	8.00%
Estimated effective tax rate	40.00%
Subtotal, after-tax cost of debt	4.80%

Weighted Average Cost of Capital

Type of Financing	% of Total	After-Tax Cost	Weighted Cost
Equity	80.0%	18.45%	14.76%
Debt	20.0%	4.80%	0.96%
	100%		15.72%
		Rounded	**15.70%**

Notes:

(a) Source: Ibbotson SBBI 2010 Yearbook
(b) Source: 10-year Tresury constant maturity as of April 30, 2010.
(c) Source: Ibboston SBBI 2010 Yearbook - 10th decile - excess CAPM.
(d) Qualitative adjustment based on company-specific/future performance estimate factors
(e) Source: AmTote management as of April 30, 2010.
Source: Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 6.1

Weighted Average Cost of Capital

XpressBet, Inc.
(US$ in 000's)

Guideline Companies	Market value of equity (a)	Total interest bearing debt	Total invested capital	Book value of debt	Market value of equity	Effective tax rate (b)	Levered beta (c)	Unlevered beta
BALLY TECHNOLOGIES INC	$2,543,841	$185,296	$2,729,137	6.8%	93.2%	34.8%	1.8	1.7
CANTERBURY PARK HOLDING	32,391	-	32,391	0.0%	100.0%	NMF	0.5	0.5
CHURCHILL DOWNS INC	527,957	119,041	646,998	18.4%	81.6%	48.8%	1.2	1.1
ELIXIR GAMING TECHNOLOGIE	32,180	10,069	42,249	23.8%	76.2%	NMF	2.8	2.3
INTERNATIONAL GAME TECH	6,279,732	2,449,400	8,729,132	28.1%	71.9%	37.4%	1.7	1.4
MULTIMEDIA GAMES INC	124,804	59,625	184,429	32.3%	67.7%	NMF	1.4	1.1
MTR GAMING GROUP	55,775	390,540	446,315	87.5%	12.5%	NMF	1.8	0.4
PENN NATIONAL GAMING	2,451,327	2,302,254	4,753,581	48.4%	51.6%	NMF	1.6	1.0
SCIENTIFIC GAMES	1,384,137	1,353,757	2,737,894	49.4%	50.6%	NMF	1.9	1.2
WMS INDUSTRIES	2,901,160	9,900	2,911,060	0.3%	99.7%	34.3%	1.7	1.7
			Average	29.5%	70.5%	38.8%	---	1.2
			Median	25.9%	74.1%	36.1%	---	1.1
Data selected for subject company				**20.0%**	**80.0%**	**40.0%**		**1.1**

Notes:
(a) Stock price as of April 30, 2010.
(b) A combined effective tax rate of 40% was utilized in the event the tax rate was not meaningful.
(c) Source: Thomson Reuters Knowledge database - selected 5 year monthly beta.

Source: Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 6.2

Weighted Average Cost of Capital

XpressBet, Inc.

Calculation of WACC for Guideline Companies

Guideline Companies	Beta	Equity risk premium	subtotal	add: Risk-free rate	Unadjusted after-tax cost of equity
BALLY TECHNOLOGIES INC	1.76	6.7%	11.8%	3.7%	15.5%
CANTERBURY PARK HOLDING	0.50	6.7%	3.4%	3.7%	7.0%
CHURCHILL DOWNS INC	1.20	6.7%	8.0%	3.7%	11.7%
ELIXIR GAMING TECHNOLOGIE	2.77	6.7%	18.6%	3.7%	22.2%
INTERNATIONAL GAME TECH	1.72	6.7%	11.5%	3.7%	15.2%
MULTIMEDIA GAMES INC	1.39	6.7%	9.3%	3.7%	13.0%
MTR GAMING GROUP	1.84	6.7%	12.3%	3.7%	16.0%
PENN NATIONAL GAMING	1.62	6.7%	10.9%	3.7%	14.5%
SCIENTIFIC GAMES	1.91	6.7%	12.8%	3.7%	16.5%
WMS INDUSTRIES	1.73	6.7%	11.6%	3.7%	15.3%

Guideline Companies	Unadjusted after-tax cost of equity	Market value of equity percentage	Weighted cost	After-tax cost of debt	Book value of debt percentage	Weighted cost	Weighted average cost of capital
BALLY TECHNOLOGIES INC	15.5%	93.2%	14.4%	4.9%	6.8%	0.3%	14.8%
CANTERBURY PARK HOLDING	7.0%	100.0%	7.0%	6.6%	0.0%	0.0%	7.0%
CHURCHILL DOWNS INC	11.7%	81.6%	9.6%	1.2%	18.4%	0.2%	9.8%
ELIXIR GAMING TECHNOLOGIE	22.2%	76.2%	16.9%	4.7%	23.8%	1.1%	18.1%
INTERNATIONAL GAME TECH	15.2%	71.9%	10.9%	3.7%	28.1%	1.0%	12.0%
MULTIMEDIA GAMES INC	13.0%	67.7%	8.8%	4.9%	32.3%	1.6%	10.4%
MTR GAMING GROUP	16.0%	12.5%	2.0%	7.1%	87.5%	6.2%	8.3%
PENN NATIONAL GAMING	14.5%	51.6%	7.5%	3.4%	48.4%	1.6%	9.1%
SCIENTIFIC GAMES	16.5%	50.6%	8.3%	4.0%	49.4%	2.0%	10.3%
WMS INDUSTRIES	15.3%	99.7%	15.2%	2.3%	0.3%	0.0%	15.2%

Notes:

Source: Some totals may not add due to rounding. See Statement of Limiting Conditions.



Item 3(i) attached



Peter Ott & Associates Inc.

August 10, 2010

PRIVATE AND CONFIDENTIAL

Mr. Rocco Liscio
Executive Vice President and Chief Financial Officer
MI Developments Inc.
445 Magna Drive
Aurora, ON
Canada
L4G 7A9

Dear Mr. Liscio:

Re: Intangible Valuation Analysis – AmTote International, Inc.

At your request, Peter Ott & Associates Inc. ("Ott & Assoc.") has valued the identified intangible assets of AmTote International, Inc. ("AmTote" or the "Company") as at April 30th, 2010. AmTote has two wholly owned subsidiaries AmTote Canada, Inc., an Ontario, Canada corporation and AmTote Australasia Pty Ltd., a New South Wales, Australia company. AmTote is a leading provider of totalisator services to the North American pari-mutuel industry and was part of a series of assets transferred to MI Developments Inc. ("MID") as part of a global settlement and plan ("Plan") completed by Magna Entertainment Corp. ("MEC") pursuant to Chapter 11 of the U.S. Bankruptcy Code effective after the close of business on April 30th, 2010. On March 5, 2009, MEC together with certain of its subsidiaries, including AmTote, but not its wholly-owned subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the US Bankruptcy Code in the United States Bankruptcy Court of the District of Delaware. The filing of

16 Dewitt Court, Markham, Ontario, Canada L3P 3Y3
Tel: 905-471-3145 • Fax: 905-471-1947
e-mail: peter@peterott.ca

Chapter 11 petitions constituted an event of default under AmTote's debt obligations, and those debt obligations became automatically and immediately due and payable, subject to an automatic stay of any action to collect, assert, or cover a claim against the Company and the application of applicable bankruptcy law. On April 20, 2009, the bankruptcy court granted final approval authorizing debtors to enter into a debtor in possession financing facility from a subsidiary of MiD, the majority shareholder of MEC. The terms of the financing contemplated that substantially all of MEC's assets be sold through an auction process and MEC use the proceeds from asset sales to repay creditors. A financial advisor and investment banker conducted a marketing and sale process for MEC's assets. No purchaser for AmTote's business was identified and no sale of the Company took place. On February 18, 2010, MiD announced that MEC had filed the plan and disclosure statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain assets sales to be transferred to MiD, including AmTote. On April 26, 2010, MiD announced that the Plan was confirmed by order of the Court and on April 30, 2010 the closing conditions of the Plan were satisfied or waived and the Plan became effective following the close of business on April 30, 2010. The transferred assets were exchanged for a variety of payments and assets under the Plan.

MiD requires the fair value of the intangible assets of AmTote be determined to assist it in applying the accounting provisions of the *Statement of Financial Accounting Standards No. 141R (ASC 805) – Business Combinations* ("SFAS 141R") which establishes standards for the recognition, measurement and disclosure of business combinations. According to SFAS 141R the acquirer shall recognize, as of the acquisition date, the identifiable assets acquired and liabilities assumed in any non-controlling interest in an acquiree, i.e., AmTote, at their acquisition date fair values. An intangible asset is identified if it meets one of either two criteria: (i) it is separable, that is, capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so; or (ii) if it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identifiable and separately recognized.

SFAS 141R defines fair value to be "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

Scope of Work

Based on the above objectives and information, the scope of the engagement included:

- interviews and discussions with key management personnel at AmTote including its President, Vice-President, Technical Operations, Director Software Engineering, Director of Finance, Director of Engineering concerning the Company, its historic operations, identifiable assets, and future trends and prospects for growth as of the valuation date,

- review of audited and unaudited AmTote consolidated financial statements for the period ended April 30, 2010 and for the historic years ending December 31, 2005 through December 31, 2009,

- a confidential information memoranda dated October, 2009 prepared for informational purposes to prospective investors, lenders and buyers considering an interest in AmTote,

- unaudited AmTote financial information provided by management summarizing for the years ending December 31, 2007, 2008 and 2009, track service and ITW fees, rebates, product sales and professional service revenues and associated service, product and CSR expenses by customer track or facility. These tracks were grouped into common customer track groupings described as Tier 1, Tier 2, Tier 3, [redacted], [redacted], Dog, International, [redacted], [redacted], [redacted], [redacted], and Australia,

- selected publicly available information on Magna Entertainment Corp. ("MEC"), MiD, the totalisation industry and AmTote's competitors, including United Tote Company ("United Tote"), Scientific Games Corporation ("SGC"), and Las Vegas Dissemination Company ("LVDC"),

- information on AmTote's software development environment and history, including the number of lines of code in the Spectrum, Shell, Sport, Racetech, and Terminal Interface Subsystem software modules,

- stock market-based information on AmTote's market participants in the gaming industry as well as market results for stocks, bonds, bills and inflation as reported by Morningstar in the Ibbotson SBBI 2010 Valuation Yearbook,
- licensing royalty information summarized and provided by ktMINE, an interactive intellectual property database that provides royalty rate information for trademark and software intangibles,
- excerpts of totalisator service agreements executed between AmTote and racing and gaming facilities, as well as a listing of key service contracts indicating track, contract expiration date and relevant comments,
- calculations of AmTote's projected income tax expense for its three jurisdictions including the United States, Canada and Australia as prepared by MID's Vice President Taxation,
- valuation analysis of the selected intangible assets of AmTote considering the income, cost and market approaches (as applicable),
- such other information, documentation, analyses and discussions that were considered relevant in the circumstances, and
- preparation of this narrative report presenting the value estimates and indications, the methodologies employed and assumptions utilized in the analysis.

Prior to the issuance of this valuation conclusion, a draft of the valuation report and exhibits was reviewed with you and AmTote management and it is understood that you are satisfied with the valuation analysis noted herein.

Conclusion

Based on the analysis performed, the fair value (rounded) of AmTote's identified intangible assets listed below as of April 30, 2010 as expressed in U.S. dollars is estimated to be as follows:

ASSET	VALUE (ROUNDED)
Customer intangible – Exhibit 1	$7.1 million
Software intangible – Exhibit 2	$4.0 million
Wagering equipment – Exhibit 5	$7.5 million

The fair value analysis and valuation conclusions were based on historical and prospective information and financial data provided by MiD and AmTote. Ott & Assoc. has not independently investigated or otherwise verified the data provided and does not express an opinion or offer any form of assurance regarding the accuracy or completeness of the prospective information. It is understood that any prospective financial information provided is based on expectations of competitive and economic environments as they may impact the future operations of the Company, and that management of MiD and AmTote have consistently applied key assumptions during the estimation period and has not omitted any factors that may be relevant.

In addition, the Company and MiD understand that any such omissions or misstatements may materially affect the valuation analysis and conclusion.

Ott & Assoc. reserves the right, without any obligation, to make revisions to this memorandum and calculations contained herein should it become aware of facts existing at the valuation date which were not known as at the date of this report. This report is also subject to the limiting conditions that appear at the end of this document.

If you have any questions about the attached analysis or report please do not hesitate to contact me.

Best regards,

Peter Ott, CA, CBV
(905) 471-3145
Encl.

AmTote Overview

AmTote is a U.S. based supplier of pari-mutuel[1] wagering services, including: computer hardware, software and programming services primarily in North America. Sales of AmTote equipment have also been made to Australia, Europe, South America and South Africa. The Company is headquartered in Hunt Valley, Maryland and has offices located in Canada and Australia. AmTote's Australian operations provide primarily equipment assembly activities with significant cyclical contracts from major tote enterprises. AmTote provides: (i) front-end customer interface wagering devices, including attended and self-service tote machines and wireless wagering terminals, and (ii) "back-end" systems that record wagers, calculate odds, transmit data, and determine final payoffs and settlements. AmTote's 300+ employees serve more than 115 customers – many employees have over 30 years experience in the pari-mutuel wagering industry. Some of the Company's software and hardware engineers have 15+ years experience developing and maintaining wagering applications. AmTote estimates that it currently serves roughly a third of the North American tote market.

AmTote was originally founded in 1927 by engineer/inventor Harry Straus. The Company invented the totalisator or "tote" system[2] and continues to be a highly-respected and proven

---

[1] Pari-mutuel wagering is a type of wager in which players bet against each other rather than against the "house". As such, the odds for each wager are calculated using the total "pari-mutuel" pool. The larger the pool, the more attractive the bet becomes for a "handicapper" (pari-mutuel better), because chances are bigger pools have a more accurate reflection of actual odds.

[2] A computerized system that runs pari-mutuel betting, calculating payoff odds, displaying them, and producing tickets based on incoming bets.

technology platform in the pari-mutuel wagering industry. AmTote has designed, developed and implemented wagering products for every segment of the pari-mutuel industry. AmTote's technology and service offerings have recently been selected by new customers including [redacted], [redacted], and [redacted]. AmTote management indicates that it has been migrating its portfolio of multi-year long-term customer contracts (with some contracts not expiring until after 2017) from a handle-based[3] rate to a fixed fee and capital reimbursement structure. The Company developed new wagering products providing future revenue opportunities, including: (i) HomeBet, a PC-based account wagering allowing customers to access wagering from anywhere via the Internet or private network, (ii) VoiceBet, a solution employing voice recognition technology that captures a customer's bet, and (iii) Instant Racing – pari-mutuel wagering on racing – similar to live or simulcast racing - but in an electronic format featuring many of the sights and sounds typically associated with electronic slot machines.[4] AmTote's wagering terminals incorporate leading hardware and software technologies and are engineered to withstand high-volume wagering transaction activity.

---

[3] Handle is a racing industry term for dollars wagered, in essence, it is the total racetrack, on-track or off amount, wagered that can be linked to a "host" racetrack.

[4] Instant Racing machines are currently operating in only one state (Arkansas) but efforts are ongoing to expand operations throughout the US (subject to legislative approval).

AmTote's product offering and platform are indicated to have the following characteristics:

Table 1 – Product Offering Characteristics

Characteristic	Indicator
Performance	Fast processing with 12,000 bits per second and a 7 second cycle and odds
Reliability	Duplex configuration providing 99.99998% uptime.
Flexibility	Web service interfaces ADW and multi-community support Sports Betting Instant Racing
Availability	23+ hour wagering day
Extension	A gateway offering web services, C++ API and XML data feeds
Scalability	50+ settlement agencies 100+ programs/tracks wagered per day 1 million accounts Multi-currency and multi-language capabilities

AmTote's history has been marked by the following major events:

Table 2 – AmTote's History

Year	Event
1930	Pimlico race course becomes the first track in the US to install a portion of Harry Straus' new system, an electronically illuminated indicator board which displays the odds, order of finish and payoffs.
1933	American Totalisator Company (AmTote) installs first electro-mechanical totalisator system in the United States at Arlington Park.
1969	First computerized totalisator in North America.
1974	First microprocessor-based wagering terminal. First multi-customer wagering system for Off-Track Betting.
1977	First AmTote Sell/Pay Wagering System.
1979	First Teletrack Teletheatre. First optical reading and cashing Terminal.
1990	First touch tone telephone betting system.
1992	Introduction of Regional Operations Concept (Hub).
1997	Introduction of Spectrum System (Hub), a comprehensive pari-mutuel and fixed odds wagering system that provides all required functionality to enable customers to conduct wagering.
1999	First use of voice recognition for telephone betting.

In August 2003, MEC acquired 30% of AmTote for a cash purchase price of $4.3 million, including transaction costs of approximately $400,000. MEC negotiated at the time of the first share purchase transaction two options to acquire additional ownership interests in AmTote: (i) an option that was to expire on August 22, 2006 to acquire an additional 30% stake in the Company at a predetermined formula price, and (ii) a second option to acquire the remaining 40% stake in the Company. AmTote shareholders also had a put option to sell the remaining 40% stake to MEC. On July 18th, 2006, MEC provided formal notice to AmTote shareholders that it intended to exercise both options to purchase the remaining 70% of AmTote for purchase consideration ultimately determined to be $14.9 million that included cash acquired of $5.5 million.

Industry Overview

AmTote operates primarily at horse and greyhound racing facilities as well as Jai-Alai frontons and provides these facilities with: (i) integrated pari-mutuel and sports book wagering systems, (ii) terminals and (iii) information displays. Horse racing was once one of the most popular leisure activities, however, its popularity began to wane in the 1960s as public interest in other sports and other forms of gaming began to grow with the rise of television. National attendance at racetracks declined in 1967 for the first time since World War II and other sports, most notably baseball, were able to capitalize on TV's ability to reach fans and generate interest in the sport through commentary. By the early 1970s, racing was struggling to compete with the appeal that other sports, such as football and baseball, had been able to generate. To respond, the racing industry began to focus on growing its handle base through operational expansion. In 1970 and 1973,

New York and Connecticut, respectively, passed legislation that allowed bets to be placed without the bettor actually being physically present at the host racing track. This legislative movement eventually led to the creation of New York Off Track Betting Company ("NYCOTB"). In 1978, the *Interstate Horse Racing Act* was passed into law that allowed off-track wagering services to customers within that particular State, and also allowed racing signals to be sent to other States. As long as off-track wagering was also legal in the State where the bets were being placed, customers in that State could also place wagers on those respective races. Throughout the 1990s the racing industry began to realize the opportunity to capitalize on the ability to expand its customer base through allowing customers in other States to place inter-State wagers. In 1997, the National Thoroughbred Racing Association ("NTRA") was formed to be the single voice of the racing industry, and to advocate for the opening up of key markets and off-track betting began to expand to other States. Today off-track betting drives the majority of the pari-mutuel wagering activity. Both interstate and intrastate simulcast networks link together tracks and allow for horserace broadcasts to reach a larger audience than on-track wagering. Tracks import outside racing signals that allow them to diversify their race schedule without actually hosting the race, or export their signal allowing them to reach additional markets. The share of the total U.S. thoroughbred pari-mutuel racing industry handle attributed to remote wagering has increased from 15% in 1986 to 88% in 2006.

According to the Jockey Club, which is the breed registry for all thoroughbred horses in North America, total US handle on thoroughbred racing, the most popular type of horse racing, was estimated to be approximately $12.3 billion in 2009, of which 89% represented wagers made away from the host track, such as at OTBs, other tracks or via Internet and telephone wagering. The advance deposit wagering ("ADW")[5] segment has outpaced overall pari-mutuel industry growth in recent years and the largest volume of ADW wagers in the US were processed through the licence at multi-jurisdictional ADW wagering hubs. In 2000, the United States Congress amended the *Interstate Horse Racing Act of 1978*, to clarify the legality of wagering across State lines by telephone or other electronic media and the co-mingling of pari-mutuel wagering pools. Late in 2006, Congress passed the *Unlawful Internet Gambling Enforcement Act of 2006* to maintain the status quo with respect to wagering activities covered under the *Interstate Horse Racing Act*. This *Act* specifically excluded from the definition of unlawful Internet gambling "any activity that is allowed under the *Interstate Horse Racing Act of 1978*".

By the end of 2007, pari-mutuel wagering was authorized in 43 States in the U.S., Puerto Rico, all Provinces in Canada and approximately 65 other countries around the world. The North American pari-mutuel market for all forms of pari-mutuel wagering has been estimated to be approximately $19 billion in 2006, down from approximately US$20 billion in 2000. This decline is attributed primarily to competition from: (i) other gaming activities such as casinos, lotteries and on-line gambling, and (ii) other forms of individual and family entertainment such as movies, restaurants and the Internet.

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5 ADW is a form of wagering in which an individual deposits money into an account with an entity authorized to conduct wagering, then uses the account funds to pay for wagers made in person, by telephone, or through communication by other electronic means.

Competition

AmTote is one of four industry tote providers. United Tote Company ("United Tote"), owned by YouBet.com, Scientific Games Corporation (owner of Autotote Enterprises, Inc. ("Autotote")) and Las Vegas Dissemination Company ("LVDC"). Competition outside North America is more fragmented, with competition being provided by several international and regional companies.

Scientific Games Corporation ("SGC")

SGC, originally named Autotote Corporation, was incorporated in 1984. SGC indicates that they are a leading worldwide provider of high-volume, real-time transaction processing pari-mutuel wagering systems to horse and greyhound racetracks, OTBs, casinos, Jai-Alai frontons, telephone and Internet account wagering operators and other establishments where pari-mutuel wagering is permitted. In the United States, Germany and Ireland, SGC provides the necessary equipment, software and maintenance services under long-term facilities management contracts that typically have minimum terms of five years and are paid fees equal to a percentage of the amount wagered at a particular event. SGC also charges fees for extra equipment and services, particularly for new terminal models and equipment levels or services that exceed those originally contracted for. Internationally, they sell pari-mutuel wagering systems to licensed operators and may provide ongoing fee-based support services under long-term contracts. SGC's pari-mutuel systems utilize proprietary technology that facilitate secure high-speed processing of wagers made on a particular event and the calculation and display of betting odds on a particular event. In 2006, SGC started to migrate these systems into two new special-purpose enterprise-level computing data centres, one located in Sacramento, CA and the other in Mount Laurel, NJ. Separate systems remain in Canada and Puerto Rico.

SGC runs the off-track pari-mutuel wagering operations in Connecticut. The Connecticut operations had total wagers of approximately $202 million in 2009 consisting of 12 OTB facilities, including video simulcasting at all locations, and telephone account wagering for customers in 11 States. SGC also holds five OTB licences within the State of Maine. They also are the exclusive licence operator for pari-mutuel wagering in the Netherlands, estimated to be approximately $40 million in 2009, originating from four racetracks and 20 OTBs under a licence that expires in June 2013.

SGC's Diversified Gaming segment represents approximately $204 million in total revenues in 2009 - a decrease from $240 million in 2008 attributed to softness in the racing and venue management businesses resulting from lower handle and negative foreign exchange impacts.

On January 27, 2010, SGC entered into an agreement to sell its racing and venue management businesses to Sportech for aggregate consideration of $75 million comprised of approximately $30 million at closing, $32 million in stock and $10 million in deferred cash consideration payable in September 2013.

United Tote

United Tote was founded in 1959 and designs, manufactures, and operates pari-mutuel wagering systems for more than 100 tracks and other facilities such as OTB parlors, casinos and Jai Alai frontons. Many of United Tote's contracts provide that it will receive a percentage of the pari-mutuel wagers for which it provides totalisator services. As the amount of pari-mutuel wagering changes, United Tote's revenues increase or decrease correspondingly according to the contracted agreement. A majority of United Tote's revenues are derived from service contracts principally for the installation and operation of pari-mutuel wagering networks, i.e., accepting wagers, performing odds and payouts calculations and calculating payouts. United Tote charges tracks for these services either by transaction count or by dollar volume. United Tote has indicated that its success depends on new product development and technological advancements, including the development of more advanced wagering terminals. United Tote has indicated that the continuing credit crisis, increasing unemployment and stock market declines have impacted the ability of its contract partners to continue operations at current levels.

Youbet.com acquired United Tote in February 2006, for consideration valued at $31.9 million plus the assumption of approximately $14.7 million of debt (primarily related to the financing of equipment placed at United Tote's track customers). At the time it processed more than $7 billion in handle annually on a global basis, approximately 90% of which is North American pari-mutuel-based. It supplied pari-mutuel tote services to approximately 100 racing facilities in North America and additional facilities in a number of foreign markets, as well as providing technology and pari-mutuel horse racing content for consumers through Internet and telephone platforms. In February 2009, Youbet.com concluded that the carrying value of United Tote was impaired and recorded an impairment charge of $11.2 million as at December 31, 2008 which included the elimination of

$6.9 million in goodwill and reduction in the carrying values of computer equipment and intangible assets.

LVDC

LVDC was founded in 1988 and is a privately owned corporation that provides a package of race information, pari-mutuel commingling, satellite racing signals, accounting and banking services to Nevada and non-Nevada customers. LVDC is the exclusive pari-mutuel service provider for Nevada's gaming industry and major, out-of-state casinos such as Atlantis Paradise Island Casino (Bahamas), Cities of Gold (New Mexico), Elite Turf Club (Curaçao), Foxwoods Resort Casino (Connecticut), Meswkwaki Casino (Iowa) and The Stables (Oklahoma). LVDC indicates that it is Nevada's only licensed system operator for pari-mutuel wagering and holds three non-restricted Nevada gaming licences as a disseminator, live broadcast disseminator and pari-mutuel systems operator.

AmTote's Management Team

AmTote's senior leadership management team includes:

Table 3 – AmTote's Management Team

Employee Name	Role
Steve Keech	President
Bill Cabana	Vice-President, Technical Operations
Keith Johnson	Vice President, Marketing & Technical Sales
Michael Fuchek	General Counsel
Brenan Redman	Director of Finance

AmTote's management team is considered to be very experienced, possessing decades of background and experience in the pari-mutuel wagering and systems industries.

AmTote's Historic Financial Results

The historic financial statements of AmTote provide an understanding of the Company's past performance and operating trends – adjusted audited financial statements for the three fiscal years ended December 31, 2007 through December 31, 2009 and the four month period ending April 30, 2010 are summarized below:

Table 4– Historic Adjusted Summary Balance Sheets (US$'s)

	April 30, 2010	December 31, 2009	December 31, 2008	December 31, 2007
ASSETS				
Cash	$ 5,289,515	$ 2,999,078	$ 2,643,052	$ 1,465,589
Accounts Receivable	2,428,933	3,317,495	4,137,949	4,214,193
Inventory	3,281,164	4,839,780	3,610,014	3,925,815
Other Current	4,162,053	5,078,888	106,498	310,168
Total Current Assets	15,161,665	16,235,241	10,497,513	9,915,765
Fixed Assets	20,147,285	21,104,459	23,516,562	25,838,846
Other Non-Current	77,232	74,507	3,177,775	1,857,639
Total Assets	$ 35,386,182	$ 37,414,207	$ 37,191,850	$ 37,612,250
LIABILITIES & EQUITY				
Accounts Payable	$ 4,687,201	$ 4,430,563	$ 4,101,132	$ 6,722,362
Short Term Notes Payable	-	-	4,617,709	2,095,187
Other Current Liabilities	3,756,786	4,640,071	2,604,844	1,646,917
Total Current Liabilities	8,443,987	9,070,634	11,323,685	10,464,466
Long Term Debt	42,193	9,579,365	6,056,176	7,826,764
Other Non-Current Liabilities	3,996,373	3,996,373	4,876,329	1,510,768
Total Liabilities	12,482,553	22,646,372	22,256,190	19,801,998
Total Equity	22,903,629	14,767,835	14,935,660	17,810,252
Total Liabilities & Equity	$ 35,386,182	$ 37,414,207	$ 37,191,850	$ 37,612,250

Source: AmTote unaudited and audited financial statements. Some totals may not add due to rounding.

AmTote's assets comprise both current and fixed assets. At April 30, 2010, current assets were $15.2 million made up predominantly of cash ($5.3 million), accounts receivable ($2.3 million), inventories ($3.3 million), and deferred income taxes ($2.6 million). Fixed assets represent primarily wagering equipment manufactured by AmTote and employed at track facilities and software assets. Total assets declined by 5% between December 31, 2009 and April 30, 2010, however have remained consistently at between $35.4 million and $37.6 million.

Trade payables and accrued liabilities at April 30, 2010 amounted to $4.7 million, and advances from customers and deferred revenue totalled $1.4 million. An amount of $10 million was due to

MEC, however most of this amount was written off as part of the bankruptcy proceeding. Deferred income taxes amounted to $4.0 million representing primarily the tax affected timing differences on investments in capital assets.

Table 5 – Adjusted Summary Income Statement (US$'s)

	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006
Revenue	$ 38,448,379	$ 33,727,732	$ 40,624,317	$ 46,627,523
Cost of Goods Sold	24,901,696	21,006,040	26,750,106	33,604,216
Gross Profit	13,546,683	12,721,692	13,874,211	13,023,307
Operating Expenses	8,831,695	10,756,435	11,241,774	6,138,792
Operating Profit	4,714,988	1,965,257	2,632,437	6,884,515
Other Income/(Expense)	(4,362,710)	(4,964,503)	(4,560,294)	(2,528,257)
Income Before Taxes	352,278	(2,999,246)	(1,927,857)	4,356,258
Income Taxes	119,775	-	-	1,481,128
Adjusted Net Income	$ 232,503	$ (2,999,246)	$ (1,927,857)	$ 2,875,130

Source: AmTote's audited financial statements. Some totals may not add due to rounding.

AmTote has two primary sources of revenue earned principally from racetracks – sales of products and professional services ($9.8 million for 2009) and services revenues ($27.8 million for 2009). Between 2007 and 2009, AmTote's revenues declined a compound average of -1.8% annually, largely the result of fluctuations in the level of product sales. During the three year period between 2007 and 2009 gross margins have ranged between 34.2% (2007) and 37.7% (2008) of revenues while operating expenses (on a normalized basis and excluding depreciation) ranged between 22.9% and 31.9% of revenues. Operating profits (before depreciation expense) have ranged between 5.8% and 12.3% of revenues. Depreciation costs have varied between 10.7% and 13.7% of revenues.

Intangible Asset - General Valuation Methodology

Based on discussions with AmTote management, two intangible assets were separately identifiable from the AmTote acquisition fair value, namely software and customer contracts. Three different valuation approaches were considered in determining the fair value of each asset, i.e., cost, income and market approaches. While each of these approaches was considered, the nature and characteristic of the subject asset indicated the approach, or approaches, that would be applicable.

Cost Approach

The cost approach is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the appraisal.

To arrive at an estimate of fair value using the cost approach, the replacement cost new is determined and reduced for depreciation of the assets. In this context, depreciation has three components: (i) physical deterioration, (ii) functional obsolescence, and (iii) economic obsolescence. Physical deterioration is an impairment to the condition of the asset brought about by the "wear and tear," disintegration, use in service, and/or the action of the elements. Functional obsolescence is the impairment in the efficiency of the asset brought about by such factors as over capacity, inadequacy, or changes in technology that affect the asset. Economic obsolescence is the impairment in the desirability of the asset arising from external forces, legislative enactment, or changes in supply and demand relationships.

Income Approach

The income approach focuses on the income-producing capability of the asset. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the asset. The steps followed in applying this approach include estimating the expected cash flows attributable to the asset over its life, and converting these cash flows to a present value through discounting. The discounting process uses a rate of return that accounts for the time value of money and investment risk factors. Finally, the present values of the cash flows over the life of the asset are summed to arrive at a total indication of value of the asset.

Market Approach

The market approach measures value based on what other purchasers in the market have paid for assets which can be considered reasonably similar to those being analyzed. When the market approach is utilized, data is collected on the prices and multiples paid for reasonably comparable assets. Adjustments are made to the values of similar assets to compensate for differences between reasonably similar assets and the asset being valued. In the case of equipment, for example, adjustments might be made for capacity, accuracy, or output per unit of time. Application of the market approach results in an estimate of the price reasonably expected to be realized from the sale of the subject asset.

Valuation Analysis – AmTote's Spectrum Software Technology

The AmTote Spectrum Wagering System provides to the racetrack and related gaming industry a cost efficient network/hub-based totalisator solution that is based on a combination of mostly proprietary and some commercially available software and hardware technologies. AmTote management believes that the Spectrum solution is able to provide the most reliable industry availability or up time, executing a 23+ hour race day. The software is capable of processing over 12,000 transactions per second and to date has operated for more than 2 million racing hours with an up time of 99.99998%. AmTote's Spectrum system is scalable enabling additional racing associations or regions to be added onto a single hub. This offers savings to customers primarily through lower telecommunication and labour costs.

The Spectrum System servers are located at AmTote's Hunt Valley, Maryland location, as well as outsourced data centres in Ontario (Q9 Networks) and Oregon (Via West). AmTote's servers are designed to operate reliably with two duplexed servers and hot-back-up or secondary systems.

AmTote's Communications Interface System ("CIS") connects Spectrum's remote terminals and devices located at the various sporting or wagering facilities to its hub location. The CIS is designed for maximum reliability, supporting connectivity to all local or remote equipment and peripherals.

The Spectrum software works with a variety of wagering terminals that employ AmTote's proprietary terminal application software. Each terminal used in the tote system is built by AmTote based on an Intel processor and Microsoft Windows operating system. These terminals are designed to be extremely fast and easy-to-use thereby increasing the self-service usage and lowering teller involvement at the track. Individual wireless technologies can also be employed by the Spectrum system by both tellers and race patrons using the same interfaces employed by the wagering terminals. Based on Microsoft's Windows CE platform, the terminals are designed to take advantage of newer technologies as they become available.

Telephone account betting can be accommodated through Spectrum's Telephone Betting Terminal – this service offers an automated account wagering front end through an account wagering call centre. VoiceBet is a voice recognition account wagering system employed at a number of on-track and off-track betting facilities. According to AmTote management, VoiceBet provides near teller performance at a fraction of the cost and can streamline customer service operation by providing automated odds, race results, scratch runners and account deposits or withdrawals. VoiceBet is in operation at a variety of facilities including Philadelphia Park, NYCOTB, and Seabrook.

AmTote's Spectrum system also enables race enthusiasts to bet from home using HomeBet, a PC application available through the Internet or via private network.

AmTote's TrackBase/Player Tracking system provides racecourse management with reporting and player incentive programs. TrackBase is a relational reporting package that allows for moment to moment financial reporting, e.g., providing yesterday's or last year's race results or handle statistics. Spectrum's Player Tracking analysis and demographic reporting packages assist tracks or wagering facilities to determine which race products are attractive to the public. TrackBase supports customizable settlement reporting applications allowing associations to perform inter-track wagering settlements as sponsored through the Thoroughbred Racing Association and pari-mutuel industry in general. TrackBase also stores all IRS/W2G data with associated ticket cashing information that can be used for actual IRS filing purposes.

AmTote has developed the ability to extend the capabilities of the Spectrum application to third-party applications through a real time Web Services Gateway and through a real-time Operational Data Store ("ODS"). The Web Services Gateway allows third-party applications to initiate transactions on the tote and the ODS lets third-party systems to incorporate that data into their transactions.

Description -- Spectrum Wagering Software

AmTote management believes the Spectrum System provides all the basic functionality required by the totalisator industry with few limitations to end users. The following description of the Spectrum software was developed from information provided by AmTote management and is divided into three software components: (i) the transaction shell, (ii) the transaction application, and (iii) the operating system.

Transaction Shell

The transaction shell component was developed by AmTote to preserve strict database integrity, maintain application independence from the operating system, and achieve a high throughput rate required by the wagering industry. The transaction shell specifies the interaction of the real-time processes associated with transaction processing without interfering with application specific processing. This design substantially reduces the operating system overhead requirements of each transaction and provides the application program the ability to use the full functions of the operating system for non real-time critical operations.

Transaction Application

The transaction application component is the part of the system that understands the specific requirements needed to support customer needs. The application: (i) validates whether the incoming message is a bet, (ii) validates components of the message against the application database, (iii) updates the pari-mutuel pool, and (iv) logs the bet wager for later retrieval. The application also configures the facility racing day and provides reports and other information needed by the customer.

Each process is designed to segregate application independent modules from application dependent modules. A circular buffer residing in memory (called the "sync buffer") is shared by all processes and provides the mechanism for sequentially processing each transaction process.

All transactions as they flow through AmTote's Spectrum wagering system follow a similar path that involves an input process where transactions are received and queued for validation against the racing database, e.g., each bet is checked to determine if: (i) the terminal is allowed to make the wager, (ii) the requested program, race, and pool defined are open for betting, and (iii) the requested bet value is allowed for the pool. Invalid transactions are returned to their origin with an appropriate error message.

Following validation, the transactions are placed in the "sync buffer". The software updates the in-core database and flags the transaction so that a secondary transaction shell knows it is able to be processed. No response is sent to the wagering terminal until the secondary processes have been completed, and the primary system has received an acknowledgment from the secondary system. This design concept in on-line transaction processing system mitigates the risk of lost data that has been processed – a ticket is not printed until all database updates have been properly recorded.

The output process is the last process which passes the formatted response to the communication network.

Commands are used to control and configure the proprietary application database, e.g., create a racing program, start the price calculation, add tellers, create terminal configuration, etc. Each command and report involves a separate process and commands are executed asynchronously from transactions and are also stored in the "sync buffer" for processing in restart.

The processing day is divided into two parts: (i) the on-line transaction processing and (ii) day-end cleanup. During the day-end cleanup phase no transactions are able to be processed – AmTote indicates that it requires two minutes to be set aside for this process.

Operating System

AmTote's application software operates on Microsoft Windows 2003 Server operating system. Microsoft Windows 2003 is relied upon for system management utilities, tape backup utilities, computer-operator communication, file management utilities, job scheduling, print spooling and other program development facilities.

To maintain the financial integrity within the Spectrum System, wagering transactions are posted to several different areas of the database thereby enabling cross validation. Additionally, part of the normal day-end procedures recreate and compare various components of the database to their real time counterparts thereby providing both a manual and automatic data integrity check.

AmTote has developed a betting and system usage monitoring system based on the ODS and Microsoft Share Point. A series of rules have been developed that could signify irregular betting patterns, fraudulent use of the system or possible irregularities with the underlying pari-mutuel event. Should one of these rules be triggered, the event is logged on a SharePoint Web portal and e-mail notification is sent.

Programming Language

AmTote's Spectrum software is completely coded in ANSI C, with a strong emphasis on modular and parameter-driven approaches to functional design. AmTote's TrackBase system is on a SQL server, and the system's primary reporting package employs Microsoft Access.

Software Valuation Analysis – Relief-From-Royalty Approach

To calculate the fair value associated with AmTote's software intangible, a relief-from-royalty valuation approach was employed. The relief-from-royalty method involves a valuation of the asset based on incremental cash flows accruing to the owner of the software technology by virtue of the fact that the owner does not have to pay a royalty to someone else for use of the asset. Exhibit 2.1 summarizes the relief-from-royalty calculation and indicates the details of the valuation calculation.

Revenue - AmTote management indicates that the Spectrum software is expected to contribute to all of the Company's projected revenues that would be applicable to its current software and have forecasted the following amounts:

Table 6 - Projected Revenues Applicable to AmTote's Software ($ millions)

Period	2010 - 8 months	2011	2012	2013	2014	2015	2016
Projected Revenues	$24.9	$37.6	$37.6	$38.2	$39.7	$39.7	$39.7

Royalty rate – applicable royalty rates were based on: (i) software royalty research employing the ktMINE intellectual property database[6] that summarizes royalty rates, actual licence agreements and detailed agreement summaries provided from publicly available sources, such as the SEC, and (ii) actual licensing agreements entered into by AmTote (predominantly with international customers) and the royalty rates implied in those agreements.

[6] The ktMINE database has a repository of some 12,000 IP licence agreements.

Tables 7 and 8 summarize the observations of 628 licensing transactions related to software technologies from the ktMINE database based on licensed gross and net sales revenues and provide a distribution of applicable royalty rates.

Table 7 – Software Royalty Rates Based on Licence Gross Sales

	License Gross Sales		
Analysis Points	Min.	Mean	Max.
Maximum	66.66%	66.66%	70.00%
Third Quartile	15.00%	21.25%	35.00%
Median	50.00%	10.00%	10.00%
First Quartile	2.50%	4.60%	5.00%
Minimum	0.00%	0.00%	0.00%
Mean	11.45%	15.87%	21.22%
Standard Deviation	13.87	14.52	19.74
No. of Observations	125	125	125

Table 8 – Software Royalty Rates Based on Licence Net Sales

	License Net Sales		
Analysis Points	Min.	Mean	Max.
Maximum	100.00%	100.00%	100.00%
Third Quartile	25.00%	31.86%	40.00%
Median	10.00%	18.05%	20.00%
First Quartile	5.00%	7.50%	10.00%
Minimum	0.00%	0.00%	0.00%
Mean	17.07%	21.48%	26.57%
Standard Deviation	16.30	17.17	21.71
No. of Observations	503	503	503

Given the nature of AmTote's software and the relatively low margins earned by the Company, licensing royalty rates in the first quartile distribution were considered most applicable.

AmTote licenses its software technology internationally where it is paid a variable royalty rate based on a percentage of handle. In discussions with AmTote management, it was determined that an inferred royalty rate could be determined from these transactions by estimating a company's associated revenues. Expressed as a percentage of handle, these associated facility revenues were indicated by AmTote management to be approximately 10% of handle. Table 9 below provides the distribution of the inferred royalty rates of AmTote's international customers that have licensed its Spectrum software technologies on a limited basis. As owner of the software technologies, AmTote has the ability to control and license its software technologies broadly and as a result a higher royalty rate within the range of royalties would be considered appropriate.

Table 9 – AmTote-based Software Royalty Rates



	Variable Royalty Rates - % of Handle	Estimated Revenues - % of Handle	Inferred Royalty Rate
	0.30%	10%	3.00%
	0.45%	10%	4.50%
	0.35%	10%	3.50%
	0.50%	10%	5.00%
	0.47%	10%	4.70%
	0.27%	10%	2.70%
	0.50%	10%	5.00%
	0.21% (Blended rate)	10%	2.10%
Average			3.81%
Median			4.00%

Based on the above information, a market-derived royalty rate of 4.8% was selected as appropriate for AmTote's software intangible in order to calculate the projected royalty costs that AmTote does not need to incur by virtue of the fact that it is the owner of the technology. This royalty stream was estimated to be incurred until 2016, i.e. the estimated life of AmTote's software technology.

According to AmTote management, three FTEs are employed in managing and maintaining the software intangible for its international customers and this cost was estimated to be 15% of royalty revenues and was deducted from the projected annual royalty revenues in order to estimate the projected cash flow.

Income tax expenses were calculated employing AmTote's US tax rate of 40%. After-tax royalties were calculated and discounted to a present value using a discount rate of 23%. Information on the selection of the discount rate is provided later in this report.

Present value of tax benefit – the amortization of the tax benefit is based on the following assumptions: (i) 100% of the estimated intangible value will be amortized for tax purposes over a 15 year period, (ii) the tax rate is assumed to be 40%, and (iii) the tax benefit is discounted to a present value using the applicable discount rate for the software intangible. This amount is added to the sum of the cash flow present values calculated above.

Exhibits 2.1 and 2.2 indicate the details of the software intangible valuation calculation employing the relief-from-royalty income method and specific details of the royalty determination. The fair value of the software intangible under this valuation approach was indicated to be $3.8 million.

Software Valuation Analysis – Cost Approach

The cost approach estimates the amount that would have to be spent to recreate the existing software programs of the same functional utility. In applying the cost approach, estimates of person months[7] required to reconstruct a software system of equivalent functional utility were multiplied by the current loaded cost per person month to create the software's replacement cost.

Few companies maintain detailed records of their software personnel's involvement in various computer software development projects. As a result, several software cost estimation models have been developed to convert software size estimates to person hour estimates. The most widely accepted of these models is the Constructive Cost Model ("COCOMO") which was developed in 1981. In 2000, an update to the model was released called COCOMO II that adjusted the model for feedback received and improvements since the model was initially released.

The COCOMO II effort estimation model is described mathematically as follows:

$$PM = A \times Size^{E} \times \prod_{i=1}^{n} EM_i$$

Where $E = B + 0.01 \times \prod_{j=1}^{5} SF_j$

and:

PM = Person Months

A = 1.90 – 8.76 (for COCOMO II.2000 business applications – based on paper presented by Brad Clark and Don Reifer to the 22nd International Forum on COCOMO and

[7] The amount of time one person spends working on a software development project for one month. The number of person-hours per person-month has a nominal value of 152 hours per person-month, which excludes time typically devoted to holidays and vacations.

Systems/Software Cost Modeling USC Campus Oct. 31, 2007 to Nov. 2, 2007 – this figure varies depending on the size of the application)

B = 1.07 to .068 (see above)

Size[6] = Software program size, i.e., lines of code

EM_i = Effort Multipliers (17 effort multipliers that are used to adjust the nominal effort to reflect the product under development)

SF_j = Scaling Factors (five scaling factors account for the relative economies and diseconomies of scale encountered for software projects of different sizes.)

To apply the COCOMO II model, the number of person months required to develop each software module is estimated by multiplying the respective software system's source lines of code ("SLOC") by an appropriate algorithm. SLOC's represent logical, not physical lines of code, and care was taken to exclude from this estimate dead code or software that generally represents small sources of project effort, such as commercial-off-the-shelf software, government furnished software, other products, language or other commercial support libraries and operating systems.[8] In establishing the number of SLOC's in AmTote's Spectrum application, the Company's software engineers determined the SLOC and confirmed that they considered only logical lines of code in their determinations. The USC Unified CodeCount tool developed specifically for the COCOMO II application was employed for the code count analysis.

COCOMO II's algorithms are based on empirical data and software engineering economics, expressed mathematically in relationships between software size measurements (or other technical

[8] Boehm, Barry, W, et al., *Software Cost Estimation with COCOMO II*, Prentice Hall, Inc. Upper Saddle River, New Jersey, pg. 15.

characteristic) and the amount of time required to complete various steps involved in the software development process.

The Spectrum software system consists of a number of modules, each module consists of a number of components as indicated in the following table:

Table 10 – SLOC by Spectrum Module

Software Language	Lines of Code	Spectrum	Shell	Sport	Racetech – Component of Spectrum	Terminal Interface Subsystem
C	Physical	1,468,997	86,665	125,091	63,587	159,401
C	Logical	1,027,293	64,718	86,336	47,503	129,665

Source: AmTote Engineering management employing University of Southern California Center Systems and Software Engineering CodeCount tool

The COCOMO II algorithm considers five scaling factors that account for the relative economies or diseconomies of scale encountered for software projects of different sizes. These scaling factors are (i) Precedentedness (PREC), whether a product is similar to previously developed projects, (ii) Development Flexibility (FLEX), i.e., the need for software conformance with external interface specifications, (iii) Architecture/Risk Resolution (RESL), e.g., level of uncertainty in key architecture drivers, (iv) Team Cohesion (TEAM), e.g., the cohesiveness of the project team or lack of familiarity in operating as a team, and (v) Process Maturity (PMAT), i.e., the rating of the organization's software development processes, or the Software Engineering Institute's Capability Maturity Model rating.

The above scaling factors were reviewed with AmTote's software engineers and Table 11 below provides a summary of the estimates (in some cases range of estimates) made by the AmTote staff of the various scaling factors involved in the Spectrum software development.

Table 11 – COCOMO II Model Scaling Factors

COCOMO II Scaling Factor	AmTote Staffing Assumption Scenario	Comments from AmTote Engineers
PREC - Precedentedness	Nominal	Considered nominal - generally familiar with the application. AmTote was familiar with the application and the necessary functions that were to be produced. The implementation of the software was dramatically different than anything that had existed before Spectrum that was located at the race track facility level. Spectrum centralized multiple race track systems - a fairly significant change for the time - though actual functionality was much the same as what had already existed at the race track level.
FLEX - Development Flexibility	Nominal	Nominal with some relaxation allowed.
RESL – Architecture/ Risk Resolution	Nominal	Considered Nominal. Management believes that the Company's rating would be less than 50%.
TEAM – Team Cohesion	High	Team cohesion had been strong over the development lifecycle
PMAT – Process Maturity	High	Based on a ranking of Key Process Areas, a SEI CMM Level 3 was assumed.

Source: AmTote Engineering management

Next, the COCOMO II model evaluates 17 cost drivers that result in an Effort Adjustment Factor ("EAF"). The COCOMO II cost drivers include: (i) Required Software Reliability (RELY), or the degree that the software must perform its intended function over a period of time; (ii) Database Size (DATA), i.e., the effort needed to assemble and maintain the data required to complete testing, (iii) Product Complexity (CPLX), i.e., control, device dependent, data management, and user interface management operating complexity, (iv) Developed for Reusability (RUSE), i.e., the effort consumed to create more generic design of software for reuse, (v) Documentation Match (DOCU) to Life-Cycle needs, i.e., level of required documentation, (vi) Execution Time Constraint (TIME) or the percent of available execution time expected to be used by the system or subsystem consuming the execution time resource, (vii) Main Storage Constraint (STOR) – the degree of main storage constraint imposed on the software, (viii) Platform Volatility (PVOL), i.e., the complexity of hardware and software product calls to perform tasks, (ix) Analyst Capability (ACAP), analyst design ability, efficiency and thoroughness, and ability to communicate and cooperate, (x) Programmer Capabilities (PCAP) programmer team's ability, efficiency and thoroughness, and ability to communicate and cooperate, (xi) Personnel Continuity (PCON) or annual personnel turnover, (xii) Applications Experience (APEX), project team's experience developing software systems or subsystems, (xiii) Platform Experience (PLEX), i.e., project team's experience in the use of more powerful platforms, such as distributed middleware capabilities, (xiv) Language and Tool Experience (LTEX), e.g., project team's experience with software tools, (xv) Use of Software Tools (TOOL), (xvi) Multi-site Development (SITE), i.e., is the development team working in a single or multiple locations, and (xvii) Required Development Schedule (SCED), e.g., schedule constraints imposed on the project team.

AmTote's Vice President of Technical Operations was interviewed to review the above cost drivers and two scenarios for the Spectrum software solution were developed. Table 12 below provides a summary of the evaluations arrived at on the various cost drivers involved in Spectrum's development.

Table 12 – COCOMO II – Effort Adjustment Factors

COCOMO II Cost Drivers	AmTote Staffing Assumption Scenarios	Comments from AmTote Engineers
RELY - Required Software Reliability	Nominal	While there would be a financial impact on the Company, AmTote's contracts have a negotiated 15 minute grace period. From time to time the company may have been liable - the single largest financial loss ever experienced during almost 20 year existence was estimated to be $540,000. There is no risk to human life.
DATA – Database Size	Nominal	The testing databases for the application are fairly large to account for the varying state and country rules under which the application operates.
CPLX – Product Complexity	Nominal	Reviewed each category with AmTote management and concluded product complexity to be Moderate.
RUSE – Developed for Reusability	High	As much as possible, try to reuse code throughout the Spectrum application.
DOCU- Documentation Match to Life-Cycle Needs	Low	Some documentation needs are uncovered.
TIME – Execution Time Constraint	Nominal	Less than 50% of CPU time is used in execution. Timing within the Spectrum application is critical as wagers are made in seconds and odds calculations need to be made within minutes. The Spectrum system is designed to be efficient and fast at handling these calculations. There is very low use of CPU resources as the application is designed to optimize the calculation process as efficiently as possible.
STOR – Main Storage Constraint	Nominal	Less than 50% use of available storage.

PVOL – Platform Volatility, i.e., the complexity of hardware and software (OS, DBMS, etc.) the software calls on to perform its tasks	Nominal	Major changes take place two times per year and minor changes occur about once every two weeks.
ACAP – Analyst Capability	Nominal	The analyst team is considered above average and in the 55th percentile.
PCAP – Programmer Capability	Nominal	The programmer team was thought to be in the 55th percentile.
PCON – Personnel Continuity	Nominal	While most developers have worked on the Spectrum application for many years, a number of the current staff are new. Historically the 22 person development team had a low turnover rate (i.e. one person every several years or so), which was considered an important strength of the development team.
APEX – Applications Experience	Nominal to High	Over 50% of the application development team has over 10 plus years experience working with the Spectrum application.
PLEX – Platform Experience	Nominal to High	See APEX above.
LTEX – Language and Tool Experience	Nominal to High	The tools used in the development of the Spectrum application are considered similar to APEX and PLEX above.
TOOL – Use of Software Tools	Nominal	The development team uses Microsoft team foundation server as the primary development environment. The team uses both traditional system life cycle development and agile system development methodologies.
SITE – Multisite Development	Very High	The development team is fully co-located at the AmTote facility. Wideband electronic communications exists within the team.
SCED – Required Development Schedule	Nominal	Development schedules are driven by the demands of the customer, e.g., when a racetrack season opens, any Spectrum application new functionality should be up and running. If the development schedule cannot be met, generally AmTote is able to negotiate with the racetrack.

Source: AmTote Engineering management

The product of the effort multipliers associated with the 17 drivers described above, or the EAF ranged between 0.6102 and 0.8374.

Exhibit 2.3 summarizes the SLOC, the EAFs and calculated person months for the developed Spectrum software solution and its components. The calculated person months of effort under the AmTote staffing assumption scenarios (high, low and selected estimates) for each module are as follows:

Table 8 – COCOMO II – Calculated Person Months

AmTote module name	COCOMO II Calculated – High Estimate (PERSON MONTHS)	COCOMO II Calculated – low Estimate (PERSON MONTHS)
Spectrum	3,119	1,850
Shell	228	147
Sport	320	204
Racetech	159	103
Terminal Interface	512	323
Total	4,339	2,627
Selected Estimate for Development Effort		3,100

The resulting indicated development time was then adjusted for obsolescence. In discussions with AmTote management, they indicated that the Spectrum software platform, while it has been continuously maintained was: (i) built on technologies that while at the time were state-of-the-art, requires more programmer skill, experience, effort and attention to detail than would be required by more modern programming languages, (ii) was developed using a traditional waterfall or sequential software development model developed in the 1970s. Under the waterfall approach, software development proceeds from one phase to the next in a sequential manner and only after the preceding phase is perfected, e.g., software requirements specifications must be established and completed before proceeding to the next blueprint phase. More recently, the rigid definition of software development projects into sequential phases of the waterfall method has been challenged and more agile development methods that produce completely developed and tested features (but a very small subset of the whole) every few weeks or months are becoming more relevant. Agile methods thereby obtain small workable pieces of functionality and business value early that are continuously improved upon throughout the life of the project. AmTote management indicated that they would consider the use of more agile-like development processes for future Spectrum software projects. Following dialogue with AmTote software management, it was recognized that a functional obsolescence factor of 30% should be applied to the COCOMO II derived development effort.

Economic obsolescence is the impairment in the desirability of the asset arising from external forces, legislative enactment, or changes in supply and demand relationships. Based on a review of the changes in the tote industry, especially the proportion of betting made away from host tracks, such as OTBs, and the growth of the ADW segment, an economic obsolescence factor of 50% was judgementally applied to the development effort. Applying the functional and economic obsolescence factors reduced the indicated development effort from 3,100 person months to 620 person months.

According to AmTote's records, the average cost of a developer is approximately US$51 per hour, based on a 173 hour work month. AmTote determined the overhead burden to be 20% resulting in the average cost per month for an AmTote IT development employee to be approximately $10,520 per month. This labour cost per person per month was multiplied by the estimated number of person months arrived at using the COCOMO II model resulting in the calculated pre-tax cost to develop the software components. From this pre-tax cost, income tax expense was deducted to arrive at an after-tax replacement cost of approximately $3.9 million.

An adjustment for the amortization of tax benefit was added to this amount to arrive at an indicated value of approximately $4.5 million. Exhibit 2.3 indicates the calculations involved in applying the depreciated replacement cost of software value analysis.

Estimated Software Value – Cost Approach

Based on the calculations described above employing both the relief-from-royalty and depreciated replacement cost approaches and documented in Exhibits 2.0 through 2.3, the resulting value for AmTote's Spectrum Software intangible ranged between $3.8 million and $4.5 million. The fair value for AmTote's Spectrum Software Technology Intangible was estimated to be:

FOUR MILLION US DOLLARS or

$4,000,000

Customer Contract Valuation Analysis – Income Approach

Overview

Customer contracts and relationships represent a portion of the total AmTote business enterprise value and AmTote's customer contracts are intangible assets and have separate and distinct value apart from the tangible and other assets and goodwill of AmTote.

As disclosed previously, there are three generally accepted approaches (market, income and cost) to value intangible assets. Due to the lack of data to conduct cost and market analysis, the analysis of AmTote's customer contracts was approached using a form of the income valuation methodology, namely the multi-period excess earning valuation method. This approach seeks to isolate the excess stream of earnings that can be attributed to the customer contract intangible asset. The approach begins with a cash flow forecast for the contracts in question. Once the forecast operating earnings are calculated, the returns for other enabling assets are estimated and deducted from those cash flows so that once the process is complete, the only cash flows that remain are those that are attributable to the subject asset, in this case the contract intangible. The enabling asset returns are referred to as contributory asset charges and must be identified and calculated for each enabling asset, whether it is tangible or intangible – see Exhibit 4.0. Exhibit 1.0 summarizes the results of the multi-period excess earnings calculations for AmTote's contract intangibles.

Customer Contract Valuation – Income Approach

To determine the number of AmTote customers, management prepared for fiscals years 2007, 2008 and 2009 a summary for each customer or track (US and Canadian track/customers were considered separately): (i) revenues comprising track service fees, ITW revenues, rebates, product sales and professional service, CSR and licensing fees, and (ii) expenses, including product and CSR costs. This information was segregated into customers with common characteristics and comments on each of the specific customer categories are provided in the following Table 9 below.

Table 9 – Customer Category Groupings and Comments

Customer Category	Track or Customer Name	Management Comments
Tier 1	[redacted]	Average customer life for Tier 1 accounts is expected to be 7.5 years. [redacted] for example has been a customer of AmTote for approximately 15 years, and [redacted] approximately 27 years. The facilities are considered to be good performing tracks, with [redacted] having recently completed a several year construction effort. The [redacted] agreement was a five-year contract ending December 31, 2010. The [redacted] agreement initially commenced in 1988 and in 2006 was extended to December 31, 2009 with automatic renewals for additional terms of one year each. [redacted] is considered to be a part of the [redacted] contract. AmTote management believes that it would be a costly undertaking for these tracks to replace their totalisator services. Management expects contract terms to be shorter in the future. The use of fiscal 2009 average revenue figures was considered by management to be conservative and no growth or decline in revenues has been considered

Customer Category	Track or Customer Name	Management Comments
		Contract margins were considered to be based on the 2009 fiscal year results and are estimated to be 62% of revenues during the period of analysis. Changes in contract revenues are expected to be able to be addressed through cost controls at track facilities. Selling, general and administration costs were considered in Exhibit 1.13 and an estimated 33% of contract revenues were considered relevant to addressing the Tier 1 customer contracts. Included in these costs are the costs of operating AmTote's Hubs in Maryland, Ohio, Florida, and Ontario which are 5.8% of revenues. Overall operating profit margins on Tier 1 accounts are estimated to be about 29%.
Tier 2	[redacted]	The average customer life of the Tier 2 accounts is expected to be 5 years, shorter than the Tier 1 accounts. The longest contracts have been in existence since 1933 ([redacted]) and contract lives have ranged between five and 10 years - though some facilities are on in single year contract extensions. Similar to Tier 1 accounts, AmTote management believes that it would be a costly undertaking for tracks to replace their totalisator service provider, however shorter contract terms are expected in future. Using fiscal 2009 average revenue figures management considered per track revenues of $320,000 to be conservative and no growth or decline in revenues has been assumed during the forecast period. Gross and operating profit margins are lower than the Tier 1 customers at approximately 54% and 21%, respectively, and are in line with management expectations.

Customer Category	Track or Customer Name	Management Comments
Tier 3		Tier 3 accounts represent some 31 accounts and have estimated average lives of three years. While some contracts have had 10 year terms, many contracts have expiry dates in the next 2 to 3 years. Revenues for Tier 3 accounts have declined and the fiscal year 2009 average revenue per facility of $168,000 was selected. Profitability on Tier 3 accounts is similar to Tier 2 accounts with gross and operating profit margins expected to be 54% and 21%, respectively.

Customer Category	Track or Customer Name	Management Comments
ADW		Average revenues for ADW customers have increased from $178,000 in 2007 to $196,000 in 2009 - average revenues for the last three years were $197,000. An average life of three years was selected for ADW customers. While AmTote would continue to benefit from the amount of handle processed, licensing and gateway fees may decline with the consolidation or acquisition of ADW customers. Expected margins on ADW customers are high at 81% gross profit and 48% operating profit margins.

Customer Category	Track or Customer Name	Management Comments
[redacted]	[redacted]	AmTote services three [redacted] tracks and earns an average of $1,011,000 in track service and ITW fees. Gross profit margins are strong and averaged approximately 65% and operating profit margins average 32% on these tracks. With the acquisition by [redacted] of [redacted] a concern exists that these tracks will be lost to AmTote's competitive service provider. While no definitive announcements have been made, AmTote management believes it is prudent to indicate a drop off in the number of [redacted] facilities serviced due to the acquisition. An average life of three years has been assumed for these facilities.
Dog Tracks	[redacted]	During the most recent fiscal year, dog track revenues averaged $172,000 per facility, which is slightly lower than in prior years. Gross profit margins on dog tracks are weak at 27% and after accounting for selling, general & administration costs are mostly unprofitable and do not provide sufficient returns to cover the assets employed. While as an overall group dog tracks were considered by management to have no value, it was indicated that a number of track contracts have better than average returns value. The average life for the group dog track contracts was indicated to be three years. Most of these contracts are in their automatic extension renewal period.

Customer Category	Track or Customer Name	Management Comments
International		Average service revenues per international customer are approximately $167,000, though management indicates that sales of fixed asset terminals result from connecting to AmTote's system. In addition, while the international gaming marketplace remains strong, location of the customers in non-North American markets is considered a higher risk. Investments by these customers in AmTote's proprietary processes and systems somewhat mitigates this risk. An average life of four years was considered appropriate for international customers. Gross profit and operating margins on international customers are very lucrative at 95% and 62%, respectively.

Customer Category	Track or Customer Name	Management Comments
[redacted]	– [redacted]	[redacted] filed for Chapter 9 (bankruptcy protection for municipalities) in December 2009 and AmTote incurred bad debt expenses that were reserved prior to April 2010. AmTote has serviced the NYCOTB since 1979. Recently average revenues from NYCOTB have been $2.3 million annually, and are entirely based on handle processed. Gross profit margins declined to approximately 33% in 2009. AmTote cannot easily offset this decline through expense reductions and as a result operating income from the NYCOTB contract is breakeven at its current levels. An average life of 2.5 years was selected for this contract.
	– [redacted]	[redacted] contracts were considered to be similar to Tier 3 contracts above, i.e., an average life of three years. Average revenue per facility is low at approximately $50,000. Gross profit margins are projected to be approximately 59% and operating margins 26%. Most of the [redacted] do not have full time AmTote personnel involved and therefore have lower cost structures.



Customer Category	Track or Customer Name	Management Comments
	t	is a new contract with a ten year term, beginning in 2008. Average revenues from the contract have recently been $2.2 million, with strong gross and operating profit margins of 61% and 28%, respectively in 2009 – this is expected to remain consistent in future.
		AmTote services four tracks in the that operate consistently and have per track revenues in 2009 of $168,000. The contract term expires in 2017 for and an average term of four years has been assumed. Gross profit margins of 45% have been earned. Operating profit margins are expected to be 12.4%.
Australia		AmTote's existing business model involves primarily hardware assembly and sales at low gross profit margins (15-30%). AmTote is attempting to transition its Australian business to be similar to the international group where more technology is licensed. Because of the hardware nature of this business, no software contributory asset charge is applied to Australia's sales.

Hub, Call Centre, Indirect, Selling, General and Administration Costs

AmTote's normalized selling, general and administration costs for 2008, 2009 and the four month period ended April 30, 2010 were summarized – see Exhibit 1.13. Indirect, call centre and hub costs applicable to the delivery of service revenues for the 2008 and 2009 fiscal years were also captured and expressed as a percentage of contract revenue. These costs in total were approximately 33.4% of contract revenues.

Income Taxes

Income tax expense was estimated using AmTote's effective tax rate of 40% which reflects the Company's combined Federal and State tax rates.

Balance Sheet Assumptions

Balance sheet assumptions are used to calculate charges for the use of contributory assets applicable to AmTote's contributory assets discussed below.

Debt-free Net Working Capital

Based on AmTote's estimated working capital requirements, debt-free net working capital was estimated to range between 4.5% and 6% of projected revenues throughout the period of estimation.

Capital Expenditures

AmTote estimated their annual capital expenditure during the period of analysis to be $3.523 million in 2011 and between $831,000 and $891,000 for the balance of the projection period reflecting management's view of normal capital additions expected to be required by the Company. The higher levels of capital expenditures in 2011 are associated with the additional revenues expected to be earned from new contracts located in Canada.

Valuation Assumptions

Charges for the Use of Contributory Assets

Charges for the use of contributory assets employed to deliver AmTote's customer contract intangible include charges for the use of: (i) net working capital, (ii) fixed assets, (iii) software intangible and (iv) assembled workforce. These contributory asset charges are based on normalized levels of these assets over the period under analysis, multiplied by the required "return on and return of" the individual asset categories.

Table 10 summarizes: (i) the contributory assets utilized in the support of customer contracts, (ii) the after-tax rate required for the use of these assets, and (iii) the resulting contributory asset charge, expressed as a percentage of aggregate AmTote revenues and to be applied to its existing customer contract income streams. Exhibit 4.0 provides details of these calculations.

Table 10 – Contributory Asset Charge – Customer Contracts – Income Approach

Contributory Asset	Charge (After-tax rate)	Normalized Average Charge
Net working capital	3.29%	0.2%
Net fixed assets	16.0	3.5
Software intangible	23.0	2.9
Assembled workforce	18.0	1.1
	Total	7.7%

Discount rate

A discount rate of 23.0% was used to discount the debt-free cash flows available for distribution from customer contracts. AmTote's after-tax weighted average cost of capital ("WACC") developed in the valuation was calculated to be 17.1%. An additional premium was added to this WACC to arrive at the discount rate applicable to the customer contracts – this premium accounts for the additional risk customer contract intangibles possess when compared to the enterprise as a whole.

Amortization of Tax Benefit

An amount addressing the amortization of tax benefits was calculated based on the following assumptions: (i) 100% of the estimated asset value would be amortized for tax purposes over a 15 year period, (ii) the tax rate is assumed to be 40%, and (iii) the tax benefit is discounted to present value using the 23% rate inferred from the transaction. The sum of this calculated value was then included as a component of AmTote's customer contract value.

Indicated Customer Contract Value – Income Approach

Based on the calculation described above and detailed in Exhibits 1.1 through 1.12 and the resulting fair values for AmTote's customer contract intangible are $7.1 million

The recommended fair value of AmTote's customer contract intangible at April 30, 2010 is reasonable estimated as:

SEVEN MILLION ONE HUNDRED THOUSAND US DOLLARS

$7,100,000

Valuation Analysis Assembled Workforce

Overview – Assembled Workforce

Employees possess expertise and knowledge specific to a company and are important in sustaining the profitability and continued growth of the company. In the pari-mutuel and sports book wagering industry, the existence of experienced executive, sales, software development and other field employees are important assets. An assembled workforce involves a cost to locate, screen, hire and train – considerable expenditure is made to retain employees and reduce turnover. In addition, the more specialized the employees the greater the cost of their assembly and the greater their potential value to the enterprise.

Assembled Workforce – Cost Approach

The valuation analysis of the assembled workforce estimates value by determining, on a replacement basis, the cost to locate and train new employees in their new positions. The fair value estimate of the assembled workforce is represented by the assemblage cost avoided.

Assumptions

According to AmTote management, 306 employees continue in the employ of AmTote post-transaction. For the purposes of this analysis, employees were classified as: executive, administration, programming and engineering, purchasing and manufacturing, field support, field staff permanent, field staff at [redacted], and hub. Canadian employees were separately considered under field support, field permanent and hub.

In performing the valuation analysis, AmTote management exclusively provided data on its workforce. The analysis was premised on: (i) a 40 hour work week and a 52 week work year, (ii) search costs were based on a percentage of average annual salary for executive, administration, program/engineering staff and field support in Canada and estimated to be 20% of average annual salary to enlist the services of a search firm – for other staff positions a cost of $500 was assumed to advertise the vacant position, (iii) interview costs were assumed to be $2,500 for the executive category, $1,000 for program engineers, $500 for administration and $100 for all other staff groups, (iv) training costs assuming training on a "half-time basis", and the number of training weeks by employee category were based on an assumed 13 week training period for each employee group. The numbers of training weeks were multiplied by the costs per week and the percent time spent training to calculate the estimated total training costs. Consideration of the above variables provided the basis with which to indicate values for each employee category.

The costs associated with searching for and training AmTote employees were summed to arrive at an indication of total cost per employee. The costs for each employee category were then multiplied by the corresponding number of employees in the respective category to arrive at the total cost per category. From these pre-tax costs, income tax expense was deducted, and an amortization tax benefit (similar to the customer contract intangible) was added.

Indicated Assembled Work Force Value – Cost Approach

The resulting indicated value for assembled workforce using the cost approach, on a replacement basis, was calculated to be $2,300,000. Exhibits 3.0 through 3.2 provide details of these calculations.

The recommended fair value of AmTote's assembled workforce as of April 30, 2010 was estimated to be:

TWO MILLION THREE HUNDRED THOUSAND US DOLLARS

$2,300,000

Wagering Equipment

Overview of Wagering Equipment

AmTote owns wagering equipment and tote boards used at tracks and other facilities to which they provide services. This equipment, which is manufactured by AmTote, includes wagering terminals that are designed to be user friendly and comprise interface screens, microprocessors, memory, and peripheral controllers, thermal printers, optical readers and power supplies. The terminals may also have a bill acceptor that enables the customer to use any combination of winning ticket, credit voucher or currency to place a bet.

There are three generally recognized approaches to the determination of equipment values: (i) cost, (ii) sales comparison, and (iii) income. The cost approach is based on the principle of substitution; product buyers will pay no more for a property than the cost of acquiring a substitute property of equivalent utility. Under the sales comparison approach, machine prices are adjusted compared to the prices paid for assets comparable to the equipment being appraised. Recent sales of assets identical to the subject terminal that provide comparable or equivalent utility would be considered and in the case of AmTote a direct match to an identical asset sale was developed.

AmTote's wagering equipment is recorded and identified by track or facility and this information was summarized – Exhibit 5.0 summarizes AmTote's overall wagering equipment in use at customer track facilities or located in its inventory. Exhibit 5.0 also provides comments made by management on the current status of the equipment and the equipment's estimated fair value. This information was reviewed with Mr. Wilbur Kinneman, AmTote Engineering, and Ms. Deb Page, AmTote Administration who are directly involved in the management of the Company's wagering equipment. The table below summarizes their comments on the status of the various equipment and the indicated fair values of each model.

Table 11 – Indicated Fair Value of Terminal and Wagering Equipment

Equipment Model	Comments	Indicated Fair Value
V3000E	– Newer version of V3000 and considered state of the art technology. Sells for $5,200 per unit (without bill acceptor) and $5,500 (with bill acceptor) and priced to recoup cost. Terminals are IP based and geared for the North American market – IP considered an issue with international tracks. – Cost of equipment is $3,985 in parts according to bill of material – parts pricing confirmed by Ms. Pago as current. Expect about 5 hours of labour to assemble @ $40 per hour or $200. Assembled cost is $4,185. – Deployed in the field by AmTote beginning in January 2008. – [redacted] purchased V3000E at discounted price of $5,000. – [redacted] acquired terminals on a fixed fee arrangement that ensures that the equipment is paid for over a 6-7 year period on a 10 year contract term. – While there is a trend to move to more mobility, regulations currently require that betting take place within the racetrack facility and these regulations will necessitate a need for the terminals. – Indicated replacement value is $4,185 per unit. – Depreciated replacement value, assuming 30% depreciation factor is $2,930.	$2,930
F3000 E	– First deployed in field ([redacted]) in January 2008 – employs new IP based technology. – Equipment recently developed - bill of materials indicate cost of parts of $3,416 and expect about 5 hours of labour to assemble @ $40 per hour or $200. Assembled cost is $3,616. – Pricing sheet values the F3000E at $5,200. – Price covers cost - latest technology state of art - tend to move to more mobility - problem with regulations - this will be around for a while - more betting at racetrack. – Indicated replacement value is $3,616 per unit. – Depreciated replacement value, assuming 30% depreciation factor is $2,531.	$2,531

Equipment Model	Comments	Indicated Fair Value
Thermal C2000 Impact S2000 Thermal S2000	– Similar comments apply to Thermal C2000, Impact S2000 and Thermal S2000. Similar products except for type of printer. C2000 terminals are considered to be 20 years old. Though still in use, North American customers will not purchase S2000 and tracks generally do not want the terminal and will not purchase them. – Terminals are sold internationally. Refurbished 160 C2000 units sold for $2,000 each to [redacted] in January 2006 – current order volumes are approximately 15 to 20 terminals. Cost to refurbish was approximately $400 - $500. – Leased terminals to [redacted], though the number of international customers is not considered large enough to relieve inventory. Older equipment would only have value in less affluent international environments, e.g., not Hong Kong. – Because of age of the equipment many of the parts are now obsolete and old stock is used as a supply of parts. – Not able to buy parts for units any more. – A $100 per unit value could be realized assuming AmTote is not responsible for ongoing repairs to the equipment. – Due to the extensive use of the equipment within existing tracks an indicated fair value of $220 was selected for this equipment.	$220
F3000 and V3000 Terminals	– 10 year old wagering equipment - sister terminal to the V3000 (dedicated self service terminal) and uses the same technologies. – AmTote does not build new equipment and have replaced the terminal technologically. – North American tracks prefer self-service terminals due to lower human resource costs. International tracks with lower labour costs prefer more service and use more serviced terminals. – [redacted] leases approximately 50 F3000 terminals for which AmTote earns $60/week per terminal and is the only location outside the US where this equipment is sold. – Existing equipment inventory is used to maintain the North American tracks and is treated as spare parts. Some equipment is becoming obsolete and difficult to find. Most frequent repair issues involved with the LCD touchpad that requires frequent replacement – the indicated cost of new touchpad is $510. Ticket readers are $700 and bill acceptors $500 (though these may become obsolete because of changes in the design of the US$100 bill). – A fair value of $100 assigned to F3000 and V3000 to represent value of spare parts – i.e., to keep existing terminals at tracks in use and functioning. – Due to the extensive use of the equipment within existing tracks an indicated fair value of $220 was selected for this equipment.	$220

Equipment Model	Comments	Indicated Fair Value
V2500, V2515, U2000, and Terminal V2000	– V2500 is the same as the V2515 (15" LCD screen), i.e., an old U2000 Terminal - approximately the same age as the S2000 (i.e., 20 year old technology. – The major failure item of this product is the touch screen which is replaceable. – These terminals have not been sold internationally because self-service units are not as popular. – U2000 are entirely used as spare parts for V2000. – Due to the use of the equipment within existing tracks an indicated fair value of $220 was selected for this equipment.	$220
F2000, V2000 and W2000	– Models were not an effective design – tried to develop with LCD technology when it first was developed and didn't work. – These terminals have limited use in the field. – A fair value indicated to be $0	Nil
Table Tops	– Tabletops are not high tech items - the technology is still available from IBM and would expect to spend $1,500 to $2,000 for a new unit. There are components, e.g., TV tuner, and magnetic strip card reader, that accompany units. – Technology is about 8 - 10 years old, though current technology is more advanced than what is in field. Equipment today may be faster and have more functionality. – With current contracts AmTote is having customers buy the hardware directly. – Tabletops are not sold internationally because they require an account wagering product, e.g., ADW/XpressBet - there is no ticket receipting, no printer or high end document reader. – Considering the age and extensive use of the equipment in the field a $500 value per terminal was considered to be fair.	$500
Handheld	– Samsung Q1/Motorola manufacture handheld devices – wireless PDA for own personal betting. – Handheld mobile units are limited in range due to regulatory restrictions and legal requirements to place bets at the track facility. – Handheld units are not sold internationally. – AmTote encourages tracks to purchase handheld units directly - AmTote purchased Samsung Q1 that cost approximately $750 per unit and resells at cost. – Functionally no change in technology – usually a magnetic scanner on the hand held enables player numbers to require proof of identification. Security is typically required to protect the equipment at the track. Handhelds are subject to wear and tear - generally repairs are billed to tracks at cost.	$500

Equipment Model	Comments	Indicated Fair Value
	– Indicated fair value of handhelds to be $500 per unit.	
PPT Walk	– PPT Walks are similar to Handheld except operate with a printer and require a teller to take bets. – AmTote charges the track $65 per week for use of the PPT Walk if the unit is not part of the contract. – PPT Walks are not sold internationally. – Indicated fair value of handhelds to be $500 per unit.	$500
Bet Station	– No demand for bet stations – considered functionally obsolete. – Limited value in spare parts – and not sold internationally. – Bet Stations are located in limited number of customer locations but not being used extensively and considered obsolete. – Indicated fair value of Bet Stations to be $0 per unit.	Nil

The product of the wagering equipment in use and the estimated fair market value of the terminals were summed to indicate the fair value of the wagering equipment – see Exhibit 5.0. This amount was $7,468,444 or approximately $7.5 million.

Indicated Wagering Equipment Value – Sales and Cost Comparison Approach

Based on the calculations in Exhibit 5, the indicated fair value of AmTote's wagering equipment and related fixed assets in use at track and other wagering facilities is estimate to be:

SEVEN MILLION FIVE HUNDRED THOUSAND US DOLLARS

$7,500,000

Discount Rate

The magnitude of the discount rate is related to the perceived risk of the investment. The concept of risk involves an investment situation which lies between complete certainty of monetary return (no risk) and complete uncertainty of monetary return (infinite risk). When an investor contemplates two investments, each having the same expected monetary return, an investor would prefer the investment bearing the least risk. Therefore, the higher the risk, the higher the expected return.

To evaluate the risk associated with the expected cash flows of AmTote's customer contracts and software intangible value, the weighted average cost of capital ("WACC") was determined.

The WACC measures a company's cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company's target capital structure. Arithmetically, the formula for calculating the after-tax WACC is:

$$\text{After-tax WACC} = (k_d \times (1\text{-}T) \times D/(D+E)) + (k_e \times E/(D+E))$$

where:

- k_d = Cost of debt financing
- k_e = Cost of equity financing
- D = Estimated market value (or book value) of debt
- E = Estimated market value of equity
- T = Assumed tax rate

Cost of Equity

To estimate the cost of equity financing, an adjusted version of the Capital Asset Pricing Model ("CAPM") was used. The CAPM measures the return required by investors given the company's risk profile. This model (as adjusted) is expressed arithmetically by the following equation:

$$k_e = r_f + (\beta \times rp_m) + rp_s + \alpha$$

where:

k_e	=	Cost of equity financing
r_f	=	Risk-free rate of return
β	=	Beta, a measure of the level of non-diversifiable risk associated with guideline company returns
rp_m	=	Market equity risk premium
rp_s	=	Small stock equity risk premium
α	=	Unsystematic (company-specific) risk factor

Risk-Free Rate of Return

The yield to maturity on a 10-year Treasury bond was used to approximate the risk-free rate. At April 30, 2010 the yield to maturity on 10-year Treasury constant maturity bond was 3.69%.[9]

Beta

Beta was developed from a study of the stock betas of the guideline companies. The stock betas for each of the guideline companies were reported by Thomson Reuters Knowledge database, and were calculated using a 5 year monthly returns from 2005 to 2009. In order to adjust for the effect of financial leverage on each company's beta, the stock betas were first "unlevered" based on the guideline company's debt-to-equity ratio and then "relevered" based on the capital structure

[9]Source: Federal Reserve Board as provided by BVR.

developed on the following pages. Based on these data and analyses, a (relevered) beta of 1.3 was considered reasonable for use in this analysis. Exhibit 6.1 indicates the levered and unlevered beta calculations of the peer companies.

Market Equity Risk Premium

The expected return of the market in excess of the risk-free rate was estimated based on studies of actual historical stock market returns. Morningstar, Inc. reports that the long-term (1936 to 2009) U.S. dollar equity risk premium is 6.7%.

Small Stock Equity Risk Premium

The Ibbotson SBBI study identifies a small stock premium based on an analysis of low capitalization stocks. This premium recognizes that equity holders demand a higher return from companies that are smaller in size and total capitalization. The Ibbotson study calculates a size premium by deciles. The micro-cap 10th decile represent the smallest companies in the NYSE/AMEX/NASDAQ and the return in excess of CAPM is 6.28% as reported in the 2010 SBBI Yearbook.

Unsystematic (Company-Specific) Risk Factor

The unsystematic risk factor is intended to reflect additional risk that is not already captured in the small stock and industry risk premium. Factors which were considered in the selection of an unsystematic risk factor of 2.5% included: (i) the risk associated with the level of competition in the marketplace and with AmTote's customers and the consolidation that is underway within its industry; (ii) the economic conditions that the North American marketplace experienced at the time of the acquisition; (iii) the change in the technological environment underway in the gaming industry and the maturity of AmTote's software technology.

The sum of: (i) the risk-free rate, (ii) the product of the beta coefficient and equity risk premium, (iii) the small stock risk premium, and (iv) the company-specific risk factor resulted in an after-tax cost of equity of 21.8%.

Cost of Debt

The pre-tax cost of debt was estimated based on discussions with management and the Company's average interest rates of 8% as the pre-tax cost of debt. Since interest expense is tax-deductible, the pre-tax cost of debt was converted to an after-tax rate using a total marginal tax rate of 40%. Therefore, the after-tax cost of debt was estimated at 4.8%.

Estimated Weighted Average Cost of Capital

The assumed proportion of debt and equity financing is an important component of the WACC calculation. In the analysis, the estimated target industry capital structure was arrived at through an analysis of the comparable companies' capital structures and the likely borrowing constraints of AmTote. Both factors were considered in estimating the target capital structure to be 75% equity and 25% debt. The chosen capital structure was then used to weight the cost of debt and equity financing, as described above, to arrive at the estimated WACC of approximately 17.2%. A detailed calculation of the WACC for AmTote is presented in Exhibit 6.0.

Discounted Cash Flow

Table 12 below summarizes AmTote's financial projection prepared by management that has been used to estimate the Company's debt-free net cash flow.

Table 12 – Summary of Projected Income Statement

	Pro Forma Income Statement	Projected Year 2011	Projected Year 2012	Projected Year 2013	Projected Year 2014
Revenue	$ 37,137,606	$ 37,661,003	$ 37,632,324	$ 38,166,130	$ 39,687,292
Cost of Goods Sold	24,186,542	24,446,054	23,272,640	23,549,200	24,510,254
Gross Profit	12,951,064	13,214,949	14,359,684	14,616,930	15,177,038
Operating Expenses	9,490,345	9,414,433	9,297,128	9,258,673	9,222,682
Operating Profit	3,460,719	3,800,516	5,062,556	5,358,257	5,954,356
Other Income/(Expense)	(2,780,348)	(4,090,864)	(3,953,924)	(3,373,212)	(2,951,278)
Income Before Taxes	$ 680,371	$ (290,348)	$ 1,108,632	$ 1,985,045	$ 3,003,078
Memo Items					
Interest Expense	(39,600)	(24,600)	(21,600)	(21,600)	(21,600)
Depreciation & Amortization	2,819,948	4,115,464	3,975,524	3,394,812	2,972,878

AmTote operates in three jurisdictions and as rules within those jurisdictions vary so AmTote's estimated taxes payable were calculated by MiD's Vice President of Taxation and are indicated in Table 13 below.

Table 13 – AmTote's Estimated Taxes Payable 2010 – 2014

	2010	2011	2012	2013	2014
Taxes payable	$105,420	$523,948	$1,232,470	$1,435,898	$1,727,980

Source: MiD management

At the end of the projection period, AmTote Canada was indicated to have a non-capital loss carry forward of approximately $3.8 million. The value of this tax shield was indicated to be approximately $484,000 in 2014 or a present value of $243,000. This amount was treated as an excess asset providing future tax shield to the Company.

Table 14 below calculates AmTote's net free cash flow for the eight month period ended December 31, 2010 and the four fiscal years ending December 31, 2014.

Table 14 – After-Tax Cash Flow Calculation

	Projected Year 2010 - Stub Period	Projected Year 2011	Projected Year 2012	Projected Year 2013	Projected Year 2014
Projected Pretax Earnings	$ (375,112)	$ (290,348)	$ 1,108,632	$ 1,985,045	$ 3,003,078
Add: Interest Expense	15,208	30,000	30,000	30,000	30,000
Deduct: Interest Income	(35,909)	(54,600)	(51,600)	(51,600)	(51,600)
Add: Depreciation	2,819,948	4,115,464	3,975,524	3,394,812	2,972,878
EBITDA	2,424,135	3,800,516	5,062,556	5,358,257	5,954,356
Deduct: Tax Depreciation - CCA	(2,489,840)	(2,944,961)	(2,542,990)	(1,726,654)	(1,310,839)
Taxable Income Before Taxes	(65,705)	855,555	2,519,566	3,631,603	4,643,517
Income Taxes	(105,420)	(523,948)	(1,232,470)	(1,433,898)	(1,727,980)
After-Tax Earnings	(171,125)	331,607	1,287,096	2,197,705	2,915,537
Deduct: Tax Depreciation - CCA	2,489,840	2,944,961	2,542,990	1,726,654	1,310,839
Less: Capital Expenditures	(784,000)	(3,522,500)	(830,625)	(860,156)	(891,164)
	1,534,715	(245,932)	2,999,461	3,064,203	3,335,212
Changes in Working Capital					
- Accounts Receivable		(48,579)	(49,550)	(50,541)	(51,552)
- Inventory		(518,836)	(100,000)	500,000	200,000
- Other Current Assets		-	-	-	-
- Accounts Payable		(44,064)	(3,536)	65,812	187,541
- Other Current Payables		(112,704)	(109,322)	(106,043)	(102,862)
Changes in Net Working Capital	-	(724,182)	(262,408)	409,228	233,127
Net Free Cash Flow	$ 1,534,715	$ (970,114)	$ 2,737,053	$ 3,473,431	$ 3,568,339

The sum of the present value of the cash flows and the terminal cash flow (assuming a 2.0% growth rate) resulted in an indication of the unadjusted business enterprise value. From this value, the remaining book value of debt owed to MEC (Canada only) of $42,193 was subtracted to arrive at an indicated fair value of AmTote's operations of $18.4 million. To this amount adjustments were made for excess assets (liabilities) of a non-operating nature of $4.2 million. The sum of these amounts was $22.6 million or approximately $23.0 million – see Table 15 below.

Table 15 – Detailed Calculation of AmTote's Fair Value

Forecast Period	After Tax Cash Flow	P.V. Using 17.19% Discount Rate	Discounted Cash Flow
2010 - 8 months	$ 1,534,715	0.94817	$ 1,455,166
2011	(970,114)	0.80912	(784,935)
2012	2,737,053	0.69016	1,888,998
2013	3,473,431	0.58894	2,045,658
2014	3,568,339	0.50257	1,793,357
Present Value of Terminal Value			12,045,859
Subtotal			18,444,103
Adjusted Balance Sheet Debt - Intercompany Debt			
- Due to MEC - AmTote US		-	
- Due to MEC - AmTote Canada		42,193	42,193
Subtotal			18,401,910
Excess/non-operating assets - Excess cash and pension obligation			3,939,000
Value of Canadian Non-Capital LCF			243,000
Indicated Equity Value			22,583,910
SELECTED EQUITY VALUE			$ 23,000,000

Net Free Cash Flow - 2014		3,568,339
Terminal Growth Rate		2.00%
Terminal Benefit Stream		3,639,706
Terminal Discount Rate	17.19%	
Terminal Growth Rate	2.00%	
Capitalization Rate		15.19%
Terminal Value In Last Year (2014)		23,968,297
Terminal Discount Rate	17.19%	
Present Value of Terminal Value (3.5) Years		0.50257
Present Value of Terminal Value		12,045,859

Mid Year Convention is used

AmTote's excess non-operating assets (liabilities) comprise the following amounts listed in Table 16.

Table 16 - Excess Non-Operating Assets (Liabilities)

Description	Amount
Excess cash balances	$4,500,000
Retirement pension obligation	(560,826)
Present value of Canadian non-capital tax loss carry forwards	243,000
Total	$4,182,174

Attachment - Assumptions and Statement of Limiting Conditions

This valuation estimate is subject to the following assumptions and limiting conditions:

1. The purchase/selling price of a business or its assets is set by the parties involved, based on each party's respective evaluation of all relevant factors. Such factors include, but are not limited to: (i) the particular assumptions underlying the appraisal of the subject company or asset; (ii) the degree of urgency attached to the sale or acquisition of the subject company or asset; (iii) any significant tax benefits or liabilities; and (iv) any potential synergies unique to the proposed transaction. The estimate in this report should not be used as a basis to set a market place, and no responsibility is assumed for the owner's inability to obtain a purchaser at the values reported herein.

2. Ott & Assoc. does not have a financial interest in the Company and the fee for the preparation of this report is not contingent upon the values reported herein.

3. Information, estimates and opinions contained in this report are obtained from others, primarily management. The management of the Company have read this report and believe the information supplied was complete and accurate to the best of their knowledge and that the financial statement information reflects the Company's results of operations and financial condition. Information supplied by management has been accepted as correct without further verification by Ott & Assoc. and no opinion on that information is expressed or liability assumed on such information.

4. Possession of this report, or copy thereof, does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by anyone without the previous written consent of Ott & Assoc. Neither all nor part of the contents of this report shall be copied or disseminated through public relations, news, securities commission disclosure documents or any other public (or private) media without the express written approval of Ott & Assoc. in each individual circumstance.

5. By issuing this report, Ott & Assoc. shall not be required by reason of this report to give testimony or appear in court or other proceedings, or be in attendance during any hearings or depositions, unless specific arrangements in advance have been made.

6. The values presented in this report apply to this valuation only and may not be used out of the context presented herein. This valuation memorandum has been prepared solely for the purposes stated, and should not be used for any other purpose.

7. The value conclusions reached in this report assume that the company will continue to operate as a going concern and that the character of its present business will remain intact.

8. The values in this report contemplate facts and conditions existing as of the valuation date. Events and conditions occurring after the date have not been considered and Ott & Assoc. has no obligation to update these calculations for such events and conditions.

9. Ott & Assoc. has assumed that there is full compliance with all applicable federal, provincial, state and local regulations and laws. No responsibility is assumed for matters of a legal nature.

10. The Company had no contingent liabilities, unusual contractual obligations, substantial commitments (other than in the ordinary course of business) or litigation pending or threatened.

11. There were no material changes in the financial position of the Company, its operating results, or the state of, and outlook for, the business between the stated valuation date and the date of this report.

12. Federal, State and Provincial income tax laws prevailing at the valuation date will continue to prevail in the foreseeable future. No responsibility is assumed for any financial tax reporting judgments, which are appropriately those of management and they accept the responsibility for any financial statement and tax reporting issues.

13. The estimates of earnings/cash flow data provided by the Company, and included herein, are solely for use in the valuation calculations and not intended for use as forecasts or projections of future company operation. Ott & Assoc. has not performed an examination or compilation of the Company's earnings/cash flow data in accordance with standards prescribed by the Canadian Institute of Chartered Accountants, and, accordingly, does not express an opinion or offer any other form of assurance on the Company earnings/cash flow data or their underlying assumptions. Furthermore, there will usually be differences between estimated and actual results because events and circumstances generally do not occur as expected, and those differences may be material.

AmTote International, Inc.
Customer Contract Intangible Summary
(US $,000's)

Summary Contract Intangible	Exhibit	12 months 2007 Revenue	2008 Revenue	2009 Revenue	No. of Customers	Average Contract Life - Years	Value of Contract Intangible
US Customers - USD							
Tier 1 Customers - Contract Value	Exhibit 1.1	$ 1,494	$ 1,529	$ 1,382	2	8 years	$ 600
Tier 2 - Contract Value	Exhibit 1.2	6,078	5,637	5,123	16	5 years	800
Tier 3 - Contract Value	Exhibit 1.3	5,213	5,442	5,215	31	3 years	600
AWD Customers - Contract Value	Exhibit 1.4	2,671	3,686	3,722	19	5 years	1,800
[redacted] - Contract Value	Exhibit 1.5	2,123	2,439	3,473	3	3 years	900
Dog Track Customers - Contract Value	Exhibit 1.6	3,753	3,415	3,087	18	3 years	-
International Customers - Contract Value	Exhibit 1.7	1,223	1,837	1,597	10	4 years	1,400
[redacted] Customers - Contract Value	Exhibit 1.8	2,116	2,343	2,376	1	3 years	-
[redacted] Contract Value	Exhibit 1.9	970	759	676	13	3 years	100
		25,640	27,088	26,650	114		6,200
[redacted] Customer - Contract Value	Exhibit 1.10	2	2,259	2,226	1	4 years	900
[redacted] Track Customers - Contract Value	Exhibit 1.11	780	711	671	4	4 years	-
[redacted] - Contract Value	Exhibit 1.12		237	7,787		2 years	-
					5		
		26,423	30,294	37,333	119		7,100
					Indicated Fair Value of Contract Intangible		$ 7,100

MI Developments Inc. | Exhibit 1.1

AmTote International, Inc.
Income Approach - Tier 1 Customers
(US $,000's)

Tier 1 Customer Contract Value

	31-Dec-07	31-Dec-08	31-Dec-09	Annual Revenue per Customer	Annual Revenue per Customer	9 months 2010 Stub Period	2011 (1)	2012 (2)	2013 (3)	2014 (4)	2015 (5)	2016 (6)	2017 (7)	2018 (8)	2019 (9)	2020 (10)	2021 (11)	2022 (12)	2023 (13)	2024 (14)
Tech Service Fees	$ 1,090	$ 1,180	$ 1,346	$ 380	$ 382	$ 760	$ 1,146	$ 1,166	$ 1,116	$ 1,146	$ 764	$ 764	$ 764	$ 764	$ 764	$ 382	$ 382	$ 382	$ 382	$ 382
ITW Fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Rebates	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Products	[illegible]	[illegible]																		
Professional Services, CSR, Licensing Fees	10	[illegible]	11	[illegible]	4	[illegible]	11	11	11	11	8	8	8	8	8	4	4	4	4	4
Revenues	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
No. of Customers	3	3	3	1		3	3	3	3	3	2	2	2	2	2	1	1	1	1	1
Av. Revenues per Customer						[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Expenses	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Product Sales	[illegible]	[illegible]		[illegible]																
CSR		[illegible]		[illegible]																
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Av. Costs per Customer	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gross Profit	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gross Profit Margin	[illegible]	[illegible]	[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Selling, General & Administration - % of revenue		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
						[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating Income						[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating Margin						[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income Taxes			40%			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Income						[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Income Margin						[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Less Contributory Asset Charges (% of revenue)																				
Net Working Capital			[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fixed Assets			[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
In Place workforce			[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Assembled workforce			[illegible]			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
						[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
After-tax cash flow						[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Present value factor			21%			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
						[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Sum, Present Value of After-Tax Cash Flow	313
Present Value of Tax Benefit	81
Subtotal	396
Calculation of Tier 1 Customer Contract Value (Rounded)	$ 300

Source: AmTote and MID management. [illegible]

Peter Ott & Associates Inc.

AmTote International, Inc.
Income Approach - Tier 2
(US $,000's)

Tier 2 - Contract Value

	31-Dec-07	31-Dec-08	31-Dec-09	Average Annual Revenue per Customer	Selected Annual Revenue per Customer	8 months 2010 (Stub Period)	2011 (1)	2012 (2)	2013 (3)	2014 (4)	2015 (5)	2016 (6)	2017 (7)	2018 (8)	2019 (9)	2020 (10)
Track Service Fees	$ 4,842	$ 4,629	$ 4,232	$ 298	$ 364	$ 2,851	$ 3,694	$ 3,166	$ 2,902	$ 2,377	$ 2,111	$ 1,583	$ 1,095	$ 792	$ 264	
ITW Fees	1,206	997	891	68	56	600	782	670	614	505	447	335	233	168	56	
Rebates	(15)	(25)	(32)	(2)	(2)	(21)	(28)	(24)	(22)	(18)	(16)	(12)	(8)	(6)	(2)	
Product	-	-	6	0	0	9	6	5	4	5	3	2	2	1	0	
Professional Services, CSR, Licensing Fees	42	46	33	3	2	37	29	25	23	18	17	11	8	6	2	
Revenues	$ 6,076	$ 5,627	$ 5,121	$ 367	$ [illegible]	3,439	4,465	3,842	3,522	2,882	2,562	1,921	1,281	961	320	
No. of Customers	15	15	16	16		16	14	12	11	9	8	6	4	3	1	
Av. Revenue per Customer						370	320	330	320	320	320	320	320	320	320	
Expenses	$ 2,614	$ 2,565	$ 2,358	$ 164	$ 147	1,583	2,063	1,768	1,621	1,326	1,179	884	589	442	147	
Product Sales																
CSR	33	5	8	1	1	3	7	6	6	5	4	3	2	2	1	
	2,646	2,568	2,366	165	148	1,586	2,070	1,775	1,627	1,331	1,183	887	592	444	148	
Av. Costs per Customer	177	171	148	11		148	148	148	148	148	148	148	148	148	148	
Gross Profit	3,430	3,069	2,757	202		1,851	2,411	2,068	1,895	1,551	1,379	1,034	689	517	172	
Gross Profit Margin	56.4%	54.6%	53.8%			53.8%	53.8%	53.8%	53.8%	53.8%	53.8%	53.8%	53.8%	53.8%	53.8%	
Selling, General & Administrative - % of Revenue		61.4%	31.5%	32.4%	33.4%	(1,149)	(1,490)	(1,281)	(1,175)	(962)	(855)	(641)	(427)	(321)	(107)	
						(1,149)	(1,490)	(1,281)	(1,175)	(962)	(855)	(641)	(427)	(321)	(107)	
						-33.4%	-33.4%	33.4%	-33.4%	-33.4%	-33.4%	-33.4%	-33.4%	33.4%	-33.4%	
Operating Income						703	921	786	720	589	524	393	262	196	65	
Operating Margin						20.4%	20.4%	20.4%	20.4%	20.4%	20.4%	20.4%	20.4%	20.4%	20.4%	
Income Taxes			40%			(281)	(368)	(314)	(288)	(236)	(210)	(157)	(105)	(79)	(26)	
Net Income						422	553	471	432	354	314	236	157	118	39	
Net Income Margin						12.3%	12.3%	12.3%	11.3%	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%	
Less: Contributory asset charges (% of revenue)																
Net Working Capital			0.2%			7	9	8	7	6	5	4	3	2	1	
Fixed Assets			3.5%			120	157	134	123	101	90	67	45	34	11	
Software intangible			2.9%			99	128	110	101	83	73	55	37	28	9	
Assembled workforce			1.1%			38	49	42	39	32	28	21	14	11	4	
						264	344	295	270	221	196	147	98	74	25	
After-tax cash flow						158	208	177	162	133	118	88	59	44	15	
Present value factor			23%			0.9329	0.7843	0.6380	0.5187	0.4217	0.3428	0.2787	0.2266	0.1842	0.1498	0.0532
						148	163	113	84	56	40	25	13	8	2	
Sum, Present Value of After-Tax Cash Flow			651													
Present Value of Tax Benefit			102													
Subtotal			753													
Conclusion of Tier 2 Customer Contract Value (Rounded)			$ 800													

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 1.3

AmTote International, Inc.

Income Approach - Tier 3

(US $,000's)

Tier 3 - Contract Value

	31-Dec-07	31-Dec-08	31-Dec-09	Average Annual Revenue per Customer	Selected Annual Revenue per Customer	8 months 2010	2011	2012	2013	2014	2015	2016
						Stub Period	1	2	3	4	5	6
						For the twelve month period ending December 31,						
Track Service Fees	$ 4,851	$ 4,818	$ 4,742	$ 183	$ 150	$ 2,938	$ 3,671	$ 3,007	$ 1,989	$ 1,324	$ 490	$ -
ITW Fees	657	556	513	22	17	325	400	337	217	133	50	-
Rebates	(328)	(250)	(251)	(11)	(8)	(158)	(195)	(154)	(105)	(65)	(24)	-
Pradogs	-	38	1	1	0	1	1	1	0	0	0	-
Professional Services, CSR, Licensing Fees	36	331	206	7	7	119	159	126	86	53	20	-
Revenues	$ 5,215	$ 5,412	$ 5,215	$ 201	$ 168	3,275	4,037	3,306	2,183	1,346	535	-
No. of Customers	23	38	31	31		19	24	19	13	8	3	-
Av. Revenue per Customer						168	168	168	168	168	168	-
Expenses	$ 2,483	$ 2,600	$ 2,396	$ 95	$ 77	1,505	1,855	1,489	1,003	618	252	-
Product Sales	-	11		0								-
CSR	6	9		0								-
	2,489	2,620	2,396	95	77	1,505	1,855	1,489	1,003	618	252	-
Av. Costs per Customer	108	101	77	4		77	77	77	77	77	77	-
Gross Profit	2,726	2,822	2,818	106		1,770	2,182	1,777	1,180	727	283	-
Gross Profit Margin	52.3%	51.9%	54.0%			54.0%	54.0%	54.0%	54.0%	54.0%	54.0%	-
Selling, General & Administration - % of revenue		61.4%	57.5%	51.9%	33.4%	(1,093)	(1,347)	(1,067)	(730)	(449)	(168)	-
						(1,093)	(1,347)	(1,067)	(730)	(449)	(168)	-
						-33.4%	-33.4%	-33.4%	-33.4%	-33.4%	-33.4%	
Operating Income						677	835	681	452	278	104	-
Operating Margin						20.7%	20.7%	20.7%	20.7%	20.7%	20.7%	
Income Taxes			40%			(271)	(334)	(264)	(181)	(111)	(42)	-
Net Income						406	501	391	271	167	63	-
Net Income Margin						12.4%	12.4%	12.4%	12.4%	12.4%	12.4%	
Less Contributory asset charges (% of revenue)												
Net Working Capital			0.2%			7	8	6	4	3	1	-
Fixed Assets			3.5%			115	141	112	77	47	18	-
Software intangible			2.9%			94	116	92	63	39	15	-
Assembled workforce			1.1%			36	44	35	24	15	6	-
						251	309	245	168	103	39	-
After-tax cash flow						155	192	152	104	64	24	-
Present value factor			23%			0.9330	0.7842	0.6380	0.5187	0.4217	0.3428	-
						145	150	97	54	27	8	-
Sum Present Value of After-Tax Cash Flow			481									
Present Value of Tax Benefit			75									
Subtotal			556									
Contribution of Tier 3 Customer Contract Value (Rounded)		$	560									

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 1.4

AmTote International, Inc.
Income Approach - ADW Customers
(US $,000s)

ADW Customers - Contract Value

	31-Dec-07	31-Dec-08	31-Dec-09	Average Annual Revenue per Customer	Selected Annual Revenue per Customer	4 months 2010 Stub Period	2011 1	2012 2	2013 3	2014 4	2015 5
							For the twelve month period ending December 31,				
Track Service Fees	$ 1,890	$ 2,543	$ 2,410	$ 130	$ 130	$ 1,509	$ 1,947	$ 1,556	$ 1,039	$ 649	$ 166
ITW Fees	41	23	26	2	2	23	28	22	14	9	4
Rebates	34	60	-	2	2	25	29	23	15	10	4
Products	-	443	403	15	15	166	233	165	131	77	21
Professional Services, CSR, Licensing Fees	904	617	895	48	48	579	718	575	383	279	96
Revenues	$ 2,471	$ 3,686	$ 3,734	$ 197	$ 197	2,310	2,954	2,363	1,575	983	294
No. of Customers	15	17	19	19		18	15	12	8	5	2
Av. Revenue per Customer	178	217	196			197	197	197	197	197	197
Expenses	$ 440	$ 309	$ 587	$ 33	$ 20	246	306	245	163	102	41
Printing Sales	-	86	224	7	17	206	256	205	136	85	34
CSA	37	0	0	1	0	0	0	0	0	0	0
	477	395	712	41	37	453	562	450	300	187	75
Av. Costs per Customer	32	23	37	2		37	37	37	37	37	37
Gross Profit	2,194	3,291	3,010	165		1,857	2,392	1,914	1,276	797	319
Gross Profit Margin	82.3%	89.3%	80.9%			81.0%	81.0%	81.0%	81.0%	81.0%	81.0%
Selling, General & Administration - % of revenue		61.4%	57.5%	53.4%	33.4%	(790)	(986)	(789)	(526)	(329)	(131)
						(790)	(986)	(789)	(526)	(329)	(131)
						-33.4%	-33.4%	-33.4%	-33.4%	-33.4%	-33.4%
Operating Income						1,133	1,406	1,125	750	469	188
Operating Margin						47.0%	47.0%	47.0%	47.0%	47.0%	47.0%
Income Taxes			40%			(453)	(563)	(450)	(300)	(188)	(75)
Net Income						680	844	675	450	281	113
Net Income Margin						28.6%	28.6%	28.6%	28.6%	28.6%	28.6%
Less Contributory Asset Charges (% of revenue)											
Net Working Capital			0.2%			5	6	5	3	2	1
Fixed Assets			3.5%			83	103	83	55	34	14
Software intangible			2.6%			68	85	68	45	28	11
Assembled workforce			1.1%			26	32	26	17	11	4
						182	226	181	121	75	30
After-tax cash flow						497	617	494	329	206	82
Present value factors			23%			0.9389	0.7847	0.6380	0.5187	0.4217	0.3428
						466	484	315	171	87	28
Sum Present Value of After-Tax Cash Flow			1,549								
Present Value of Tax Benefit			243								
Subtotal			1,792								
Calculated ADW Customer Contract Value (Rounded)			$ 1,800								

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

AmTote International, Inc.

Income Approach - [redacted]

(US$,000's)

[redacted] Customer Value

	31-Dec-07	31-Dec-08	31-Dec-09	Average Annual Revenue per Customer	Selected Annual Revenue per Customer	8 months 2010	2011	2012	2013	2014	2015
						Stub Period	1	2	3	4	5
Track Service Fees	$ 1,339	$ 1,692	$ 2,456	$ 684	$ 684	$ 1,370	$ 2,052	$ 1,368	$ 1,368	$ 684	$ 684
ITW Fees	770	561	851	285	285	574	855	570	570	285	285
Rebates	-	-		-	-	-	-	-	-		-
Product	-	158	116	32	32	63	95	63	63	32	32
Professional Services, CSR, Licensing Fees	14	18	38	10	10	20	29	20	20	10	10
Revenues	$ 2,123	$ 2,430	$ 3,461	$ 1,011	$ 1,011	2,033	3,032	2,021	2,021	1,011	1,011
No. of Customers	2	2	3	3		2	3	2	2	1	1
Av. Revenue per Customer						1,011	1,011	1,011	1,011	1,011	1,011
Expenses	$ 831	$ 968	$ 1,019	$ 359	$ 340	684	1,019	679	679	340	340
Product Sales	-	83	57	16	19	38	57	38	38	19	19
CSR	-	51		6	-						-
	831	1,102	1,076	380	359	723	1,076	717	717	359	359
Av. Costs per Customer	415	367	359	350		361	359	359	359	359	359
Gross Profit	1,292	1,327	2,385	630		1,313	1,956	1,304	1,304	652	652
Gross Profit Margin	60.9%	54.8%	69.0%			64.5%	64.5%	64.5%	64.5%	64.5%	64.5%
Selling, General & Administration - % of revenue		61.4%	51.5%	51.4%	33.4%	(679)	(1,012)	(674)	(674)	(337)	(337)
						(679)	(1,012)	(674)	(674)	(337)	(337)
						-33.4%	-33.4%	-33.4%	-33.4%	-33.4%	-33.4%
Operating Income						634	944	629	629	315	315
Operating Margin						31.1%	31.1%	31.1%	31.1%	31.1%	31.1%
Income Taxes			40%			(253)	(378)	(252)	(252)	(126)	(126)
Net Income						380	566	378	378	189	189
Net Income Margin						18.7%	18.7%	18.7%	18.7%	18.7%	18.7%
Lost Contribution over Duration (% of revenue)											
Net Working Capital			0.2%			4	6	4	4	2	2
Fixed Assets			3.5%			71	106	71	71	35	35
Software intangible			2.9%			58	87	58	58	29	29
Assembled workforce			1.1%			22	33	22	22	11	11
						156	232	155	155	77	77
After-tax cash flow						224	334	223	223	111	111
Present value factors			12.5%			0.9319	0.7847	0.6380	0.5387	0.4217	0.3428
						209	262	142	115	47	38
Sum Present Value of After-Tax Cash Flow			814								
Present Value of Tax Benefit			128								
Subtotal			941								
Calculation of Churchill Customer Contract Value (Rounded)			$ 900								

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 1.6

AmTote International, Inc.

Income Approach - Dog Track Customers

(US $,000's)

Dog Track Customers - Contract Value

	31-Dec-07	31-Dec-08	31-Dec-09	Average Annual Revenue per Customer	Selected Annual Revenue per Customer	8 months 2010 Stub Period	2011 1	2012 2	2013 3	2014 4	2015 5
							For the twelve month period ending December 31,				
Track Service Fees	$ 3,908	$ 2,998	$ 3,649	$ 156	$ 147	$ 1,680	$ 2,061	$ 1,619	$ 1,178	$ 736	$ 391
ITW Fees	450	443	446	23	25	364	345	274	199	124	50
Rebates	(113)	(33)	(17)	(3)	(1)	(13)	(15)	(18)	(8)	(5)	(2)
Prodata	2	[illegible]	0	0	0	(0)	0	0	0	0	0
Professional Services, CSR, Licensing Fees	6	7	7	0	0	4	5	4	3	2	1
Revenues	$ 3,253	$ 3,415	$ 4,087	$ 177	$ 172	1,957	2,401	1,887	1,322	655	393
No. of Customers	21	19	18	18		11	14	11	8	5	2
Av. Revenue per Customer	$ 179	$ 180	$ 172			172	172	172	172	172	172
Expenses	$ 2,369	$ 2,439	$ 2,251	$ 125	$ 125	1,427	1,751	1,376	1,000	625	250
Product Sales	[illegible]	1	3	0	0	2	3	2	1	1	0
CSR	3	4	1	0	0	1	1	1	1	0	0
	2,371	2,444	2,256	125	125	1,430	1,754	1,378	1,003	627	251
Av. Costs per Customer	122	129	125	7		125	125	125	125	125	125
Gross Profit	1,181	971	831	51		527	647	508	164	231	92
Gross Profit Margin	31.5%	28.4%	26.9%			26.9%	26.9%	26.9%	26.9%	26.9%	26.9%
Selling General & Administration - % of revenue		61.4%	41.3%	31.4%	33.4%	(653)	(801)	(629)	(458)	(286)	(114)
						(653)	(801)	(629)	(458)	(286)	(114)
						-33.4%	-33.4%	-33.4%	-33.4%	-33.4%	-33.4%
Operating Income						(126)	(155)	(121)	(86)	(55)	(22)
Operating Margin						-6.4%	-6.4%	-6.4%	-6.4%	-6.4%	-6.4%
Income Taxes			40%			50	62	49	35	22	9
Net Income						(76)	(93)	(73)	(51)	(33)	(13)
Net Income Margin						-3.9%	-3.9%	-3.9%	-3.9%	-3.9%	-3.9%
Less: Contributory asset charges (% of revenue)											
Net Working Capital			0.2%			4	5	4	3	2	1
Fixed Assets			3.5%			68	84	66	46	30	12
Software intangible			2.9%			56	69	54	39	25	10
Assembled workforce			1.1%			22	26	21	15	7	4
						150	184	145	103	64	26
After-tax cash flow						(226)	(277)	(217)	(154)	(97)	(40)
Present value factors			22.9%			0.9529	0.7841	0.6380	0.5187	0.4221	0.3435
						(216)	(217)	(139)	(80)	(41)	(14)

Sum, Present Value of After-Tax Cash Flow

Present Value of Tax Benefit

Subtotal

Calculation of Dog Track Customer Contract Value (Rounded) $

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

AmTote International, Inc.

Income Approach - International Customers

(US $,000's)

International Customers - Contract Value

	31-Dec-07	31-Dec-08	31-Dec-09	Average Annual Revenue per Customer	Selected Annual Revenue per Customer	8 months 2010	2011	2012	2013	2014	2015	2016	2017
Stub Period							1	2	3	4	5	6	7
Track Service Fees	$ 1,003	$ 1,295	$ 1,308	$ 159	$ 139	$ 864	$ 1,159	$ 903	$ 773	$ 644	$ 515	$ 258	$ 129
ITW Fees	-	-	-	-	-	-	-	-	-	-	-	-	-
Rebates	-	-	-	-	-	-	-	-	-	-	-	-	-
Product	-	240	196	15	15	104	139	108	93	77	62	31	15
Professional Services, CSR, Licensing Fees	218	302	93	22	22	150	201	157	134	112	89	45	23
Revenues	$ 1,221	$ 1,837	$ 1,597	$ 167	$ 167	1,118	1,499	1,168	1,000	833	666	333	167
No. of Customers	9	9	10	10		10	9	7	6	5	4	2	1
Av. Revenue per Customer	$ 136	$ 204	$ 160			167	167	167	167	167	167	167	167
Expenses	$ 4	$ 44	$ 0	$ 1	$ 0	0	0	0	0	0	0	0	0
Product Sales	-	63	80	5	8	59	78	56	48	40	32	16	8
CSR	37	100	8	2	1	5	7	5	5	4	3	2	1
	42	207	88	7	9	64	85	62	53	44	35	18	9
Av. Costs per Customer	5	[illegible]	9	1		9	9	9	9	9	9	9	9
Gross Profit	1,182	1,760	1,509	159		1,059	1,420	1,104	946	789	631	315	158
Gross Profit Margin	96.6%	95.8%	94.5%			94.7%	94.7%	94.7%	94.7%	94.7%	94.7%	94.7%	94.7%
Selling, General & Administration - % of revenue		61.4%	51.5%	51.4%	33.4%	(373)	(500)	(389)	(334)	(278)	(222)	(111)	(56)
						(373)	(500)	(389)	(334)	(278)	(222)	(111)	(56)
						-33.4%	-33.4%	-33.4%	-33.4%	-33.4%	-33.4%	-33.4%	-33.4%
Operating Income						686	919	715	613	511	409	204	102
Operating Margin						61.3%	61.3%	61.3%	61.3%	61.3%	61.3%	61.3%	61.3%
Income Taxes			40%			(274)	(368)	(286)	(245)	(204)	(163)	(82)	(41)
Net Income						411	552	429	368	306	245	123	61
Net Income Margin						36.8%	36.8%	36.8%	36.8%	36.8%	36.8%	36.8%	36.8%
Less: Contributory asset charges (% of revenue)													
Net Working Capital			0.2%			2	3	2	2	2	1	1	0
Fixed Assets			3.5%			39	52	41	35	29	23	12	6
Software Intangible			2.9%			32	43	35	29	24	19	10	5
Assembled workforce			1.1%			12	16	13	11	9	7	4	2
						86	115	91	77	64	51	26	13
After-tax cash flow						326	437	340	291	243	194	97	49
Present value factors			23%			0.9129	0.7847	0.6380	0.5187	0.4217	0.3428	0.2787	0.2266
						304	343	217	151	102	67	27	11
Sum Present Value of After-Tax Cash Flow			1,221										
Present Value of Tax Benefit			191										
Subtotal			1,412										
Calculation of International Customer Contract Value (Rounded)			$ 1,400										

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc. — Exhibit 1.8

AmTote International, Inc.

Income Approach -

(US $,000's)

- Contract Value

	[illegible]	[illegible]	[illegible]	Average Annual Recurring Contract	Selected Annual Operating Contract	10 months 2010	2011	2012	2013	2014
						Stub Period	1	2	3	4
Track Service Fees	$ 2,128	$ 2,019	$ 1,830	$ 1,992	$ 1,830	$ 1,228	$ 1,830	$ 1,830	$ 1,830	$ 1,830
ITW Fees										
Rebates	(12)	(19)	(7)	(13)	(7)	(5)	(7)	(7)	(7)	(7)
Product		231	468	236	469	315	469	469	469	469
Professional Services, CSR, Licensing Fees		333	84	77	84	57	84	84	84	84
Revenue	$ 2,116	$ 2,565	$ 2,376	$ 2,278	$ 2,376	1,595	2,376	2,376	2,376	2,376
No. of Customers	1	1	1	1		1	1	1	1	1
Av. Revenue per Customer						2,376	2,376	2,376	2,376	2,376
Expenses	$ 1,092	$ 1,073	$ 1,242	$ 1,136	$ 1,242	834	1,242	1,242	1,242	1,242
Product Sales		58	233	97	233	157	233	233	233	233
CSR	105	76	108	97	108	73	108	108	108	108
	1,196	1,209	1,584	1,330	1,584	1,063	1,584	1,584	1,584	1,584
Av. Costs per Customer	1,196	1,209	1,584	1,330		1,584	1,584	1,584	1,584	1,584
Gross Profit	919	1,134	792	948		531	792	792	792	792
Gross Profit Margin	43.4%	48.4%	33.3%			33.3%	33.3%	33.3%	33.3%	33.3%
Selling, General & Administrative % of revenue		61.4%	51.5%	51.4%	33.4%	(532)	(793)	(793)	(793)	(793)
						(532)	(793)	(793)	(793)	(793)
						33.4%	33.4%	33.4%	33.4%	33.4%
Operating Income						(1)	(1)	(1)	(1)	(1)
Operating Margin						0.0%	0.0%	0.0%	0.0%	0.0%
Income Taxes			40%			0	0	0	0	0
Net Income						(1)	(1)	(1)	(1)	(1)
Net Income Margin						0.0%	0.0%	0.0%	0.0%	0.0%
Less: Contributory asset charges (% of revenue)										
Net Working Capital			0.2%			3	5	5	5	5
Fixed Assets			3.5%			56	83	83	83	83
Software/Intangible			2.9%			46	68	68	68	68
Assembled workforce			1.1%			18	26	26	26	26
						122	182	182	182	182
After-tax cash flows						(123)	(183)	(183)	(183)	(183)
Present Value factors			19%			0.9329	0.7847	0.6380	0.5187	0.4217
						(114)	(143)	(117)	(95)	(77)

Sum Present Value of After-Tax Cash Flow

Present Value of Tax Benefit

Subtotal

Calculation of NYOTB Customer Contract Value (Rounded) $

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc. Exhibit 1.9

AmTote International, Inc.

Income Approach - [redacted]

(US $,000's)

[redacted] Customer Value

	31-Dec-07	31-Dec-08	31-Dec-09	Average Annual Revenue per Customer	Selected Annual Revenue per Customer	6 months 2010 Stub Period	For the twelve month period ending December 31, 2011 1	2012 2	2013 3	2014 4	2015 5
Track Service Fees	$ 977	$ 639	$ 559	$ 49	$ 44	$ 352	$ 437	$ 350	$ 261	$ 175	$ 87
ITW Fees	11	56	107	6	6	66	82	66	49	33	16
Rebates	(19)	-	-	(1)	-	-	-	-	-	-	-
Product	-	75	-	3	-	-	-	-	-	-	-
Professional Services, CSR, Licensing Fees	2	-	-	0	-	-	-	-	-	-	-
Revenues	$ 970	$ 759	$ 666	$ 57	$ 51	419	520	416	312	208	104
No. of Customers	6	10	13	12		12	10	8	6	4	2
Av. Revenue per Customer						52	52	52	52	52	52
Expenses	$ 261	$ 305	$ 278	$ 32	21	172	214	171	128	85	43
Product Sales											
CSR											
	261	305	278	32	21	172	214	171	128	85	43
Av. Costs per Customer	43	30	21	4		21	21	21	21	21	21
Gross Profit	710	455	398	65		247	306	245	184	123	61
Gross Profit Margin	73.1%	59.9%	59.8%			58.9%	58.9%	58.9%	58.9%	58.9%	58.9%
Selling, General & Administration (% of revenue)		61.4%	31.5%	33.4%	33.4%	(140)	(173)	(139)	(104)	(69)	(35)
						(140)	(173)	(139)	(104)	(69)	(35)
						-33.4%	-33.4%	-33.4%	-33.4%	-33.4%	-33.4%
Operating Income						107	133	106	80	53	27
Operating Margin						25.5%	25.5%	25.5%	25.5%	25.5%	25.5%
Income Taxes			40%			(43)	(53)	(42)	(32)	(21)	(11)
Net Income						64	80	64	48	32	16
Net Income Margin						15.3%	15.3%	15.3%	15.3%	15.3%	15.3%
Less: Contributory asset charges (% of revenue)											
Net Working Capital			0.2%			1	1	1	1	0	0
Fixed Assets			3.9%			16	18	15	11	7	4
Software intangible			2.9%			12	15	12	9	6	3
Assembled workforce			1.1%			5	6	5	3	2	1
						32	40	32	24	16	8
After-tax cash flow						32	40	32	24	16	8
Present value factors			23%			0.9329	0.7847	0.6380	0.5187	0.4217	0.3428
						30	31	20	12	7	3
Sum, Present Value of After-Tax Cash Flow			103								
Present Value of Tax Benefit			16								
Subtotal			119								
Calculation of UTB/Tal Nui Customer Contract Value (Rounded)			$ 100								

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

AmTote International, Inc.

Income Approach - [redacted]

(US $,000s)

[redacted] - Contract Value

	31-Dec-07	31-Dec-08	31-Dec-09	Average Annual Revenue per Customer	Selected Annual Revenue per Customer	8 months 2010 Stub Period	2011 1	2012 2	2013 3	2014 4	2015 5	2016 6	2017 7
							For the twelve month period ending December 31:						
Average CDN$ Foreign Exchange	0.9323	0.8260	0.8409										
Track Service Fees	$ -	$ 1,509	$ 1,748	$ 1,119	$ 1,748	$ 1,173	$ 1,748	$ 1,748	$ 1,748	$ 1,748	$ 1,748	$ 1,748	$ 1,748
ITW Fees		432	402	278	402	270	402	402	402	402	402	402	402
Product	-	148	37	61	37	25	37	37	37	37	37	37	37
Professional Services, CSR, Licensing Fees	2	70	39	37	39	26	39	39	39	39	39	39	39
Revenues	2	2,259	2,226	$ 1,495	$ 2,226	1,494	2,226	2,226	2,226	2,226	2,226	2,226	2,226
No. of Customers	1	1	1	1		1	1	1	1	1	1	1	1
Av. Revenue per Customer						2,226	2,226	2,226	2,226	2,226	2,226	2,226	2,226
Track Service Expenses	$ (4)	$ 1,264	$ 850	$ 704	$ 850	570	850	850	850	850	850	850	850
CSR	-	59	29	29	29	20	29	29	29	29	29	29	29
Professional Services	-	28	-	9	-	-	-	-	-	-	-	-	-
	(1)	1,351	879	743	879	590	879	879	879	879	879	879	879
Av. Cost per Customer	(1)	1,351	879	743		879	879	879	879	879	879	879	879
Gross Profit	4	907	1,347	753		904	1,347	1,347	1,347	1,347	1,347	1,347	1,347
Gross Profit Margin	167.0%	40.2%	60.5%			60.5%	60.5%	60.5%	60.5%	60.5%	60.5%	60.5%	60.5%
Selling, General & Administration - % of revenue		61.4%	51.5%	51.4%	33.4%	(498)	(743)	(743)	(743)	(743)	(743)	(743)	(743)
						(498)	(743)	(743)	(743)	(743)	(743)	(743)	(743)
						33.4%	33.4%	33.4%	33.4%	33.4%	33.4%	33.4%	33.4%
Operating Income						405	604	604	604	604	604	604	604
Operating Margin						27.1%	27.1%	27.1%	27.1%	27.1%	27.1%	27.1%	27.1%
Income Taxes			40%			(162)	(242)	(242)	(242)	(242)	(242)	(242)	(242)
Net Income						243	362	362	362	362	362	362	362
Net Income Margin						16.3%	16.3%	16.3%	16.3%	16.3%	16.3%	16.3%	16.3%
Less: Contributory asset charges (% of revenue)													
Net Working Capital			0.2%			3	4	4	4	4	4	4	4
Fixed Assets			3.5%			52	78	78	78	78	78	78	78
Software intangible			2.9%			43	64	64	64	64	64	64	64
Assembled workforce			1.1%			16	24	24	24	24	24	24	24
						115	171	171	171	171	171	171	171
After-tax cash flow						129	192	192	192	192	192	192	192
Present value factors			23%			0.9329	0.7841	0.6380	0.5187	0.4217	0.3428	0.2787	0.2266
						120	150	122	99	81	66	53	43
Sum Present Value of After-Tax Cash Flow			736										
Present Value of Tax Benefits			115										
Subtotal			851										
Calculation of [redacted] Contract Value (Rounded) $			900										

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 1.11

AmTote International, Inc.

Income Approach - [redacted]

(US $,000's)

[redacted] - Contract Value

	31-Dec-07	31-Dec-08	31-Dec-09	Average Annual Revenue per Customer	Selected Annual Revenue per Customer	8 months 2010	2011	2012	2013	2014	2015	2016	2017
						Stub Period	1	2	3	4	5	6	7
Average CDN & Foreign Exchange	0.9323	0.8260	0.8800										
Track Service Fees	$ 550	$ 591	$ 621	$ 179	$ 155	$ 413	$ 621	$ 466	$ 466	$ 311	$ 311	$ 155	$ 155
ITW Fees	23	11	11	5	3	7	11	8	8	5	5	3	3
Product	206	105	16	36	4	11	16	12	12	8	8	4	4
Professional Services, CSR, Licensing Fees	3	1	23	2	6	15	23	17	17	11	11	6	6
Revenues	783	711	671	$ 222	$ 168	450	671	503	503	336	336	168	168
No. of Customers	3	3	4	4		4	4	3	3	2	2	1	1
Av. Revenue per Customer						169	168	168	168	168	168	168	168
Track Service Expenses	$ 304	$ 260	$ 365	$ 95	$ 92	245	365	274	274	182	182	91	91
CSR	182	84	2	30	0	1	2	1	1	1	1	0	0
Professional Services	-	(11)	-	(0)	-	-	-	-	-	-	-	-	-
	521	344	366	127	92	246	366	275	275	183	183	92	91
Av. Cost per Customer	178	115	92	40		92	92	92	92	92	92	92	92
Gross Profit	254	366	305	94		205	305	229	229	152	153	76	76
Gross Profit Margin	32.5%	51.6%	45.4%			45.4%	45.4%	45.4%	45.4%	45.4%	45.4%	45.4%	45.4%
Selling, General & Administration - % of revenue		63.4%	33.5%	51.4%	33.4%	(150)	(224)	(168)	(168)	(112)	(112)	(56)	(56)
						(150)	(224)	(168)	(168)	(112)	(112)	(56)	(56)
						33.4%	33.4%	33.4%	33.4%	33.4%	33.4%	33.4%	33.4%
Operating Income						54	81	61	61	40	40	20	20
Operating Margin						12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%
Income Taxes			40%			(22)	(32)	(24)	(24)	(16)	(16)	(8)	(8)
Net Income						33	49	36	36	24	24	12	12
Net Income Margin						7.2%	7.2%	7.2%	7.2%	7.2%	7.2%	7.2%	7.2%
Less: Contributory asset charges (% of revenue)													
Net Working Capital			0.2%			1	1	1	1	1	1	0	0
Fixed Assets			3.5%			16	23	18	18	12	12	6	6
Software intangible			2.9%			13	19	14	14	10	10	5	5
Assembled workforce			1.1%			5	7	6	6	4	4	2	2
						35	51	39	39	26	26	13	13
After-tax cash flow						(2)	(3)	(2)	(2)	(1)	(1)	(1)	(1)
Present value factors			23%			0.9329	0.7841	0.6380	0.5187	0.4217	0.3428	0.2787	0.2266
						(2)	(2)	(1)	(1)	(1)	(0)	(0)	(0)

Sum Present Value of After-Tax Cash Flow	-
Present Value of Tax Benefit	-
Subtotal	-
Calculated AmTote Track Contract Value (Rounded)	$ -

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

Exhibit 1.12

MI Developments Inc.

AmTote International, Inc.

Income Approach - AmTote Australia Customers

(US $,000's)

Australia - Customer Value

	31-Dec-07	31-Dec-08	31-Dec-09	Average Annual Revenue per Customer	Extended Annual Revenue	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Track Service Fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Products	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gross Profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gross Profit Margin	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating Income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating Margin	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Income Margin	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Peter Ott & Associates Inc.

Exhibit 1.13

MI Developments Inc.

AmTote International, Inc.

Indirect, Hub, Call Centre and General and Administration Cost Allocation

($,000's)

Indirect, Hub, Call Centre, Selling, General and Administration	31-Dec08	% of Revenue	31-Dec09	% of Revenue	30-Apr-10	% of Revenue	Average	Applicable to Existing Contracts	Indirect, Hub, Call Centre, Selling, General and Administration - Existing Contracts
Revenues	33,727,737	100%	$ 38,448,379	100%	$ 12,936,971	100%			
General and admin costs									
Ohio Hub costs	$ 486,108	1.4%	$ 113,794	0.3%			0.9%	100%	0.9%
Oregon Hub costs	-	0.0%	$ 33,505	0.1%			0.0%	100%	0.0%
NE Hub costs at Suffolk	36,733	0.0%	1,147	0.0%			0.0%	100%	0.0%
Maryland Hub costs at Hunt valley	735,896	2.2%	859,020	2.2%			2.2%	100%	2.2%
Canadian Hub	363,007	1.1%	658,666	1.7%			1.4%	100%	1.4%
Florida Hub costs	473,016	1.4%	448,944	1.2%			1.3%	100%	1.3%
Indirect costs	3,256,927	9.7%	4,432,136	11.5%			10.6%	100%	10.6%
Salaries & Wages	5,207,865	15.9%	4,782,869	12.4%	$ 1,550,767	12.0%	13.3%	40%	5.3%
Employee Benefits & Taxes	1,389,693	4.1%	1,156,417	3.0%	653,509	5.1%	4.1%	50%	2.0%
Insurance	289,912	0.9%	416,405	1.3%	128,553	1.0%	1.0%	100%	1.0%
Rent	650,371	1.9%	617,230	1.6%	218,293	1.7%	1.7%	100%	1.7%
Utilities - Other	264,332	0.8%	283,909	0.7%	80,947	0.6%	0.7%	80%	0.6%
Communications	233,923	0.7%	183,338	0.5%	60,848	0.5%	0.5%	90%	0.5%
Bad Debt Expense	144,369	0.4%	160,069	0.4%	236,542	1.8%	0.9%	100%	0.9%
Bank Service Charges	65,755	0.2%	81,985	0.2%	29,970	0.2%	0.2%	100%	0.2%
Dues & Subscriptions	6,708	0.0%	9,545	0.0%	9,567	0.1%	0.0%	100%	0.0%
Equipment Rental	2,639	0.0%		0.0%		0.0%	0.0%	100%	0.0%
Foreign Exchange (gain)/loss	724,275	2.1%	(500,051)	-1.3%	(98,756)	-0.8%	0.0%	100%	0.0%
Meals & Entertainment - 50% Deduct	90,400	0.3%	52,749	0.1%	34,317	0.3%	0.2%	100%	0.2%
Operating Supplies	324,849	0.9%	119,292	0.3%	50,509	0.4%	0.4%	100%	0.4%
Outside Services	104,990	0.3%	106,884	0.3%	42,878	0.3%	0.3%	100%	0.3%
Professional Services	555,625	1.6%	466,900	1.2%	190,696	1.5%	1.4%	60%	0.9%
Repairs & Maintenance	138,350	0.4%	41,471	0.1%	20,253	0.2%	0.2%	100%	0.2%
Seminars and Training	24,131	0.1%	22,665	0.1%	30,827	0.2%	0.1%	100%	0.1%
Shipping & Handling	23,478	0.1%	20,044	0.1%	3,751	0.0%	0.1%	100%	0.1%
Taxes & Licenses	268,091	0.8%	270,934	0.7%	73,614	0.6%	0.7%	100%	0.7%
Travel	276,012	0.8%	198,544	0.5%	61,804	0.5%	0.6%	90%	0.5%
Workers Compensation	149,048	0.4%	190,777	0.5%	78,924	0.6%	0.5%	60%	0.3%
Other G&A	83,639	0.2%	148,229	0.4%	449,165	3.5%	1.3%	80%	1.1%
	16,068,757	47.6%	15,376,407	40.0%	3,884,943	30.0%	44.7%		33.4%
Depreciation	4,627,716	13.7%	4,411,560	11.5%	1,479,110	11.4%	12.2%	0%	0.0%
	20,696,473	61.4%	19,787,967	51.5%	5,364,053	41.5%	51.4%		33.4%

MI Developments Inc. Exhibit 2.0

AmTote International, Inc.
Software Intangible Summary
(US $,000's)

Summary Software Intangible	Exhibit	Intangible Asset Value
Software Intangible-Discounted Revenue Royalty Income Method	Exhibit 2.1	$ 3,800
Replacement Cost - Software Intangible	Exhibit 2.3	4,500
Average Software Intangible Fair Value		$ 4,000

AmTote International, Inc.
Software Intangible–Discounted Revenue Royalty Income Method
($,000's)

Income Statement Data		2010 (8 months)	2011	2012	2013	2014	2015	2016
		Software – PROJECTED – For the years ending December 31,						
Projected Revenues - AmTote		$ 24,928	$ 37,661	$ 37,632	$ 38,166	$ 39,687	$ 39,687	$ 39,687
			1%	0%	1%	4%	0%	0%
Market-derived royalty rate and corresponding charge for the use of this category of		4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%
Projected annual royalties		1,190	1,798	1,797	1,822	1,895	1,895	1,895
Less: Software support costs - % of royalty revenues	15.0%	(179)	(270)	(270)	(273)	(284)	(284)	(284)
		1,012	1,529	1,527	1,549	1,611	1,611	1,611
Income tax expense	40.0%	(405)	(611)	(611)	(620)	(644)	(644)	(758)
Projected after tax cash flow		607	917	916	929	966	966	853
Present value factors	23.0%	93.3%	78.5%	63.8%	51.9%	42.2%	34.3%	27.9%
Present Value of After-tax Cash Flow		566	720	585	482	408	331	238
Sum Present Value of After-Tax Cash Flow		3,329						
Present value of tax benefit		500						
		3,829						
Indication of Value - AmTote Software (CDN $,000's)		$ 3,800						

Footnotes

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

AmTote International, Inc.
Software Intangible-Selected Software Royalty Rate
($,000's)

Market-based Royalty Rates

Analysis Points	License Gross Sales		
	Min.	Mean	Max.
Maximum	66.66%	66.66%	70.00%
Third Quartile	15.00%	21.25%	35.00%
Median	50.00%	10.00%	10.00%
First Quartile	2.50%	4.60%	5.00%
Minimum	0.00%	0.00%	0.00%
Mean	11.45%	15.67%	21.22%
Standard Deviation	13.87	14.52	19.74
No. of Observations	125	125	125

Analysis Points	License Net Sales		
	Min.	Mean	Max.
Maximum	100.00%	100.00%	100.00%
Third Quartile	25.00%	31.86%	40.80%
Median	10.00%	18.05%	20.00%
First Quartile	5.00%	7.50%	10.00%
Minimum	0.00%	0.00%	0.00%
Mean	17.07%	21.48%	26.57%
Standard Deviation	16.30	17.17	21.71
No. of Observations	503	503	503

Source: ktMine - Software agreement royalty rates. ktMine is an intellectual property databse that provides royalty rates, actual license agreements and detailed agreement summaries provided from publicly available sources, such as the SEC. ktMine has amassed a repository of 12,000 IP license agreements

AmTote-based Royalty Rates

	Variable Royalty Rates - % of Handle	Estimated Revenues - % of Handle	Inferred Royalty Rate
European Wagering Services	0.30%	10%	3.00%
Hipica Rioplatense Uruguay S.A. - High	0.45%	10%	4.50%
Hipica Rioplatense Uruguay S.A. - Low	0.35%	10%	3.50%
Inversiones Turf Club C.A.	0.50%	10%	5.00%
Royal Turf Club, Ltd. - High	0.47%	10%	4.70%
Royal Turf Club, Ltd. - Low	0.27%	10%	2.70%
Betting Levy Board (ARIMA)	0.50%	10%	5.00%
Isle of Mann	0.21% (Blended rate)	10%	2.10%
Average			3.81%
Median			4.00%
Selected Royalty Rate			4.8%

Footnotes:

Source: AmTote and MJD management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

AmTote International, Inc.
Replacement Cost Approach - AmTote Software Intangible
($,000's)

Replacement Cost – Software Intangible

Estimated Development Effort - Based on Calibrated COCOMO II Model

Software Module	Physical Lines of Code	Logical Lines of Code; Estimate	Language	EAF	Productivity - Estimated Lines of Code/PM	Estimated Project Months
Development Effort - Low		A			B	A/B
- Spectrum	1,468,997	1,027,293	C	0.6102	555	1,849.9
- Shell	86,665	64,718	C	0.6102	440	147.0
- Spirit	125,091	86,336	C	0.6102	422	204.6
- Racetech's components of Spectrum	63,587	47,503	C	0.6102	460	103.3
- Terminal Interface Subsystem	159,401	129,665	C	0.6102	401	323.3
		1,355,515				2,627.2
Development Effort - High						
- Spectrum	1,468,997	1,027,293	C	0.8374	320	1,119.1
- Shell	86,665	64,718	C	0.8374	283	228.4
- Spirit	125,091	86,330	C	0.8374	270	320.2
- Racetech's components of Spectrum	63,587	47,503	C	0.8374	299	158.9
- Terminal Interface Subsystem	159,401	129,665	C	0.8374	253	582.3
		1,355,515				4,338.9
Development Effort - Selected Estimate (Person-Months)						3,100

Functional Obsolescence		30%	
Economic Obsolescence		50%	
		80%	(2,480)
			620

	Average Rate per Hour	Hours per month	
Cost per person month	$ 60.70	173	$ 10.5

	6,523
Income taxes	(2,609)
Estimate Cost of Software Development Effort	3,914
Present value of tax benefit	613
	4,528
Indicated Depreciated Replacement Cost of Software (Rounded)	$ 4,500

Peter Ott & Associates Inc.

AmTote International, Inc.
Replacement Cost Approach - AmTote Software Intangible
($,000s)

COCOMO II Calibration - See Note 1.		2 - 25 KSLOC	25 - 100 KSLOC	100+ KSLOC
A - Productivity Constant	Business-like application	1.90	2.05	8.76
B - Scaling Base Component for Effort That Can Be Estimated	Business-like application	1.07	0.98	0.68

COCOMO II Inputs -

Business Drivers	Ranking		Current	Prior
ACAP - Analyst capability	Nominal		1.00	1.00
PCAP - Programmer capability	Nominal		1.00	1.00
PCON - Personnel continuity	Nominal		1.00	1.00
APEX - Application experience	High/Nominal		0.88	1.00
PLEX - Platform experience	High/Nominal		0.91	1.00
LTEX - Language and tool experience	High/Nominal		0.91	1.00
TOOL - Use of software tools	Nominal		1.00	1.00
SITE - Multisite development	Very High		0.86	0.86
SCED - Required development schedule	Nominal		1.00	1.00
PREC - Precedentedness	Nominal		3.72	3.72
FLEX - Development flexibility	Nominal		3.04	3.04
RESL - Architecture/risk resolution	Nominal	Nominal	4.24	5.65
TEAM - Team cohesion	High		2.19	2.19
PMAT - Process maturity	High		3.12	4.68

Application-driven Drivers	Ranking	Current	Prior
RELY - Required software reliability	Nominal	1.00	1.00
DATA - Database size	Nominal	1.00	1.00
CPLX - Product complexity	Nominal	1.00	1.00
RUSE - Developed for reusability	High	1.07	1.07
DOCU - Documentation match to life-cycle needs	Low	0.91	0.91
TIME - Execution time constraint	Nominal	1.00	1.00
STOR - Main storage constraint	Nominal	1.00	1.00
PVOL - Platform volatility	Nominal	1.00	1.00

Average hourly rate		
Average contractor rate per month	$	10,520
Average weeks per month		4.3
Hours per week - assumes 2,080 hours per year		40
Average hourly rate - blended rate in US	$	61

Note 1. Based on paper presented by Brad Clark and Don Reifer at the 22nd International Forum on COCOMO and Systems/Software Cost Modeling USC Campus Oct. 31, 2007 to Nov. 2, 2007

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc. Exhibit 3.0

AmTote International, Inc.

Cost Approach-Assembled Work Force

(US$,000s)

Category	Search	Interview	Training	Total Acquisition Cost	Number of Employees	Total Pretax Cost
	Pretax Cost per Employee					
United States Employee						
Executive	$ 40	$ 3	$ 27	$ 70	4	$ 279
Admin	10	1	9	20	14	279
Prog/Eng	20	1	16	37	22	815
Purch/Mfg	1	1	7	8	12	99
Field - Support	1	1	8	9	41	382
Field - Perm	1	1	5	6	153	969
Field - NYCOTB	1	1	9	10	5	50
HUB	1	1	8	9	18	163
Canadian Employees						
Field - Support	17	1	13	31	2	63
Field - Perm	1	1	6	7	32	217
Hub	1	1	6	7	3	21
				Total	306	5,336
				less Income tax expense		(1,335)
					Total	2,002
				add: Present value of tax benefit		338
						2,340
					Calculated value (rounded)	$ 2,300

Footnotes:

(a) Calculation based on tax legislation as of the date of valuation. See report for more details.

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

Peter Ott & Associates Inc.

AmTote International, Inc.
Cost Approach–Assembled Work Force
(US $,000's)

Category	Number of Employees	Average Annual Salary (w/o burden)	Burden Rate (%)	Average Annual Salary (w/ burden)	Average Weekly Salary (w/ burden)
		Salary Data			
United States Employees					
Executive	4	$ 178	22%	$ 218	$ 4
Admin	14	62	22%	75	1
Prog/Eng	22	105	22%	128	2
Purch/Mfg	12	47	22%	58	1
Field - Support	41	55	22%	67	1
Field - Perm	153	35	22%	43	1
Field - NYCOTB	5	59	22%	72	1
HUB	18	53	22%	64	1
	269	13,294			
Canadian Employees					
Field - Support	2	87	20%	104	2
Field - Perm	32	39	20%	46	1
Hub	3	41	20%	49	1
	37	1,530			

Footnotes:

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

AmTote International, Inc.

Cost Approach–Assembled Work Force

(US $,000's)

Category	Search Cost (a)	Interview Cost	Training Cost Data: Calculated Training Cost: Weeks of Training	Percent of Time Spent Training	Training Cost	Total Training Cost
United States Employee						
Executive	$ 40	$ 3	13	50%	$ 27	$ 27
Admin	10	1	13	50%	$ 9	9
Prog/Eng	20	1	13	50%	16	16
Purch/Mfg	1	1	13	50%	7	7
Field - Support	1	1	13	50%	8	8
Field - Perm	1	1	13	50%	5	5
Field - NYCOTB	1	1	13	50%	9	9
HUB	1	1	13	50%	8	8
Canadian Employees						
Field - Support	17	1	13	50%	13	13
Field - Perm	3	1	13	50%	6	6
Hub	1	1	13	50%	6	6

Footnotes:

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

AmTote International, Inc.

Charge for the Use of Contributory Assets

($,000's)

Asset		Normalized level		For the twelve month period ending December 31, 2011		2012		2013		2014
Net working capital										
Charge (after-tax rate)	3.2%		$	72	$	82	$	69	$	56
as a percentage of total revenue				0.2%		0.2%		0.2%		0.1%
Normalized level		0.2%								
Fixed assets (net)										
Charge (after-tax rate)	6.0%		$	1,762	$	1,332	$	1,337	$	1,342
as a percentage of total revenue				4.68%		3.54%		3.50%		3.38%
Normalized level		3.5%								
Software intangible										
Charge (after-tax rate)	23%		$	920	$	920	$	920	$	920
as a percentage of total revenue				2.4%		2.4%		2.4%		2.3%
Normalized level		2.9%								
Software intangible - Australia		0.0%								
Assembled workforce										
Charge (after-tax rate)	18%			403		403		403		403
as a percentage of total revenue				1.1%		1.1%		1.1%		1.0%
Normalized level		1.1%								

Footnotes:

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

AmTote International, Inc.
Terminal Fair Value Analysis
(US$'s)

Replacement Cost Terminals

	Quantities	Estimated Fair Values	Extended Fair Values
Thermal C2000	21	$ 220	$ 4,620
Impact S2000	2,436	220	535,920
Thermal S2000	2,711	220	596,420
F3000	1,534	220	337,480
V3000	1,239	220	272,580
V2500	1,230	220	270,600
V2515	645	220	141,900
U2000	310	220	68,200
V2000	54	220	11,880
Terminal V2000	70	-	-
F2000	26	-	-
W2000	64	-	-
T-Tops	-	-	-
Table Tops	746	500	373,000
Handheld	209	500	104,500
PPT Walk	132	500	66,000
V3000E	909	2,930	2,662,916
F3000E	799	2,531	2,022,429
Betting Stations	72	-	-
Total	13,207		$ 7,408,444
		Rounded	$ 7,500,000

Source: AmTote and MID management. Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 6.0

Weighted Average Cost of Capital

AmTote International, Inc.

	Book value of debt	Market value of equity	Effective tax rate	Levered beta	Unlevered Beta
Selected data for subject company	25.0%	75.0%	40.0%		1.1

After-Tax Cost of Equity:	
Relevered beta using selected data for subject company	1.32
Equity risk premium (a)	6.70%
Company risk premium	8.84%
add: Risk-free rate: return on long-term Treasury bonds (b)	3.69%
Unadjusted after-tax cost of equity	12.53%
add: Small company risk premium (c)	6.28%
add: Unsystematic risk factor (d)	2.50%
Subtotal, after-tax cost of equity	21.31%
After-Tax Cost of Debt:	
Pretax cost of debt (e)	8.00%
Estimated effective tax rate	40.00%
Subtotal, after-tax cost of debt	4.80%

Weighted Average Cost of Capital

Type of Financing	% of Total	After-Tax Cost	Weighted Cost
Equity	75.0%	21.31%	15.99%
Debt	25.0%	4.80%	1.20%
	100%		17.19%
		Rounded	17.20%

Notes:

(a) Source: Ibbotson SBBI 2010 Yearbook

(b) Source: 10-year Tresury constant maturity as of April 30, 2010

(c) Source: Ibbotson SBBI 2010 Yearbook - 10th decile - excess CAPM

(d) Qualitative adjustment based on company-specific/future performance estimate factors.

(e) Source: AmTote management as of April 30, 2010.

Source: Some totals may not add due to rounding. See Statement of Limiting Conditions.

MI Developments Inc.

Exhibit 6.1

Weighted Average Cost of Capital

AmTote International, Inc.

(US$ in 000's)

Guideline Companies	Market value of equity (a)	Total interest-bearing debt	Total invested capital	Book value of debt	Market value of equity	Effective tax rate (b)	Levered beta (c)	Unlevered beta
BALLY TECHNOLOGIES INC.	$2,543,841	$185,296	$2,729,137	6.8%	93.2%	34.8%	1.8	1.7
CANTERBURY PARK HOLDING	32,391	-	32,391	0.0%	100.0%	NMF	0.5	0.5
CHURCHILL DOWNS INC	527,957	119,041	646,998	18.4%	81.6%	48.8%	1.2	1.1
ELIXIR GAMING TECHNOLOGIE	32,180	10,069	42,249	23.8%	76.2%	NMF	2.8	2.3
INTERNATIONAL GAME TECH	6,279,732	2,449,400	8,729,132	28.1%	71.9%	37.4%	1.7	1.4
MULTIMEDIA GAMES INC	124,804	59,625	184,429	32.3%	67.7%	NMF	1.4	1.1
MTR GAMING GROUP	55,775	390,540	446,315	87.5%	12.5%	NMF	1.8	0.4
PENN NATIONAL GAMING	2,451,327	2,302,254	4,753,581	48.4%	51.6%	NMF	1.6	1.0
SCIENTIFIC GAMES	1,384,137	1,353,757	2,737,894	49.4%	50.6%	NMF	1.9	1.2
WMS INDUSTRIES	2,901,160	9,900	2,911,060	0.3%	99.7%	34.3%	1.7	1.7
			Average	29.5%	70.5%	38.8%	—	1.2
			Median	25.9%	74.1%	36.1%	—	1.1
Data selected for subject company				25.0%	75.0%	40.0%		1.1

Notes:

(a) Stock price as of April 30, 2010.

(b) A combined effective tax rate of 40% was utilized in the event the tax rate was not meaningful.

(c) Source: Thomson Reuters Knowledge database - selected 5 year monthly beta.

Source: Some totals may not add due to rounding. See Statement of Limiting Conditions.

All data subject to change upon completion of additional analysis.

Peter Ott & Associates Inc.

MI Developments Inc.

Exhibit 6.2

Weighted Average Cost of Capital

AmTote International, Inc.

Calculation of WACC for Guideline Companies

Guideline Companies	Beta	Equity risk premium	subtotal	add: Risk-free rate	Unadjusted after-tax cost of equity
BALLY TECHNOLOGIES INC	1.76	6.7%	11.8%	3.7%	15.5%
CANTERBURY PARK HOLDING	0.50	6.7%	3.4%	3.7%	7.0%
CHURCHILL DOWNS INC	1.20	6.7%	8.0%	3.7%	11.7%
ELIXIR GAMING TECHNOLOGIE	2.77	6.7%	18.6%	3.7%	22.2%
INTERNATIONAL GAME TECH	1.72	6.7%	11.5%	3.7%	15.2%
MULTIMEDIA GAMES INC	1.39	6.7%	9.3%	3.7%	13.0%
MTR GAMING GROUP	1.84	6.7%	12.3%	3.7%	16.0%
PENN NATIONAL GAMING	1.62	6.7%	10.9%	3.7%	14.5%
SCIENTIFIC GAMES	1.91	6.7%	12.8%	3.7%	16.5%
WMS INDUSTRIES	1.93	6.7%	11.6%	3.7%	15.3%

Guideline Companies	Unadjusted after-tax cost of equity	Market value of equity percentage	Weighted cost	After-tax cost of debt	Book value of debt percentage	Weighted cost	Weighted average cost of capital
BALLY TECHNOLOGIES INC	15.5%	93.2%	14.4%	4.9%	6.8%	0.3%	14.8%
CANTERBURY PARK HOLDING	7.0%	100.0%	7.0%	6.6%	0.0%	0.0%	7.0%
CHURCHILL DOWNS INC	11.7%	81.6%	9.6%	1.2%	18.4%	0.2%	9.8%
ELIXIR GAMING TECHNOLOGIE	22.2%	76.2%	16.9%	4.7%	23.8%	1.1%	18.1%
INTERNATIONAL GAME TECH	15.2%	71.9%	10.9%	3.7%	28.1%	1.0%	12.0%
MULTIMEDIA GAMES INC	13.0%	67.7%	8.8%	4.9%	32.3%	1.6%	10.4%
MTR GAMING GROUP	16.0%	12.5%	2.0%	7.1%	87.5%	6.2%	8.3%
PENN NATIONAL GAMING	14.5%	51.6%	7.5%	3.4%	48.4%	1.6%	9.1%
SCIENTIFIC GAMES	16.5%	50.6%	8.3%	4.0%	49.4%	2.0%	10.3%
WMS INDUSTRIES	15.3%	99.7%	15.2%	2.3%	0.3%	0.0%	15.2%

Notes:

Source: Some totals may not add due to rounding. See Statement of Limiting Conditions.



Item 3(j) attached

Summary of Filed Appraisals

The following appraisals and valuations have been filed with the business acquisition report of MI Developments Inc. ("MID") dated December 21, 2010 (collectively, the "Appraisals") in connection with the acquisition of the applicable assets (the "Transferred Assets"):

(a) Appraisal of Pimlico Racecourse - Land Only dated July 21, 2010 of CB Richard Ellis, Inc.;

(b) Appraisal of Golden Gate Fields Land As If Vacant dated July 9, 2010 of CB Richard Ellis, Inc.;

(c) Appraisal of Santa Anita Racetrack Site and Excess Land dated July 26, 2010 of CB Richard Ellis, Inc.;

(d) Appraisal of MID Properties Around Gulfstream Park dated August 12, 2010 of Cushman & Wakefield of Florida, Inc.;

(e) Appraisal of Laurel Park Land dated July 19, 2010 of Cushman & Wakefield of Washington D.C., Inc.;

(f) Appraisal of Bowie Race Track Land dated December 23, 2009 of Cushman & Wakefield of Washington D.C., Inc.;

(g) Appraisal of Palm Meadows dated July 14, 2010 of Cushman & Wakefield of Florida, Inc.;

(h) Intangible Valuation Analysis of XpressBet, Inc. dated August 10, 2010 of Peter Ott & Associates Inc.; and

(i) Intangible Valuation Analysis of Amtote International, Inc. dated August 10, 2010 of Peter Ott & Associates Inc.

The appraisals referred to in (a) through (g) above are referred to herein as the "Real Property Appraisals" and the valuations referred to in (h) and (i) above are referred to herein as the "Intangible Valuations".

The Real Property Appraisals and the Intangible Valuations were prepared for the sole use of MID. The following portions of the Real Property Valuations and the Intangible Valuations have been marked to be unreadable:

(a) individual tenant names, suite numbers, square footage and building percentage share of individual tenants, base rents for individual tenants, rent adjustment amounts for individual tenants and operating expense reimbursements for individual tenants in the Appraisal of MID Properties Around Gulfstream Park dated August 12, 2010;

(b) number of acres or percentage of site assumed to be dedicated for public use in the Appraisal of Santa Anita Racetrack Site and Excess land dated July 26, 2010; and

(c) names of specific customers in the Intangible Valuation Analysis of Amtote International, Inc. dated August 10, 2010.

MID reasonably believes that disclosure of such portions would be seriously prejudicial to the interests of MID in dealing with the applicable property or asset or would violate confidentiality provisions and that such portions are not material to a MID shareholder's understanding of applicable appraisals.

Set out below is a summary of the aggregate of the appraised values in the Real Property Appraisals (and the adjustment made to such aggregate value for purposes of the real estate properties amount in the preliminary allocation of the fair value of assets acquired and liabilities assumed as reported in note 3(c) to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010) and the aggregate of the appraised values in the Intangible Valuations.

	(US$ in thousands)
Aggregate of appraised values of real estate properties in Real Property Appraisals (excluding joint venture interest)	$392,876
Adjustments in respect of costs associated with conversion to use of properties contemplated in Real Property Appraisals	(19,554)
	$373,322
Other (fair value not subject to appraisal reports)	2,622
Real estate properties as reported in note 3(c) to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010	$375,944
Aggregate of appraised values in Intangible Valuations (same amount as he intangible assets amount as reported in note 3(c) to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010)	$29,200



Item 3(k) attached

To the Directors of
MI Developments Inc.

We have audited the accompanying Schedule of Allocation of Purchase Price Consideration to Transferred Assets of **MI Developments Inc.**'s (the "Company") as at April 30, 2010. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this schedule presents fairly, in all material respects, the Allocation of Purchase Price Consideration to Transferred Assets of the Company as at April 30, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
December 14, 2010

MI Developments Inc.
Schedule of Allocation of Purchase Price Consideration to Transferred Assets
(Refer to note 1 – Basis of Presentation and Acquisition)
(U.S. dollars in thousands)

As at	**April 30, 2010**
ASSETS ACQUIRED	
Current assets:	
Restricted cash	**$ 10,190**
Accounts receivable	**62,924**
Income taxes receivable	**1,634**
Receivable from Reorganized MEC (note 1(b))	**68,252**
Inventories	**4,584**
Prepaid expenses and other	**13,671**
	161,255
Real estate properties (note 2)	**375,944**
Fixed assets (note 3)	**17,517**
Other assets (note 4)	**32,355**
Intangible assets (note 5)	**29,200**
Goodwill (note 6)	**44,977**
Future tax assets (note 7(a))	**7,630**
Total assets acquired	**$ 668,878**
LIABILITIES ASSUMED	
Current liabilities:	
Bank indebtedness (note 8(a))	**$ 41,910**
Accounts payable and accrued liabilities (note 9)	**111,307**
Income taxes payable	**1,452**
Long-term debt due within one year (note 8(b))	**74,039**
Deferred revenue	**5,328**
	234,036
Other long-term liabilities	**4,346**
Future tax liabilities (note 7(b))	**35,264**
Total liabilities assumed	**273,646**
Total Purchase Price Consideration (net of $39,980 of transferred or acquired cash) (note 1(b))	**$ 395,232**

Contingencies (note 10)

See accompanying notes

Notes to the Schedule of Allocation of Purchase Price Consideration to Transferred Assets

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at April 30, 2010)

1. BASIS OF PRESENTATION AND ACQUISITION

(a) Basis of Presentation

On March 5, 2009 (the "Petition Date"), Magna Entertainment Corp. ("MEC") and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MI Developments Inc. ("MID" or the "Company") announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™ ("VGP"), a joint venture between MEC and Forest City Enterprises, Inc. ("Forest City")), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID (together with the assets referred to in the preceding sentence, the "Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

This schedule has been prepared following United States generally accepted accounting principles, Accounting Standards Codification ("ASC") 805, "Business Combinations".

(b) Acquisition of Transferred Assets

The Company accounted for the transfer of the Transferred Assets, in satisfaction of MID's claims relating to a non-revolving bridge loan facility ("2007 MEC Bridge Loan"), a non-revolving facility associated with a reorganization proposal ("2008 MEC Loan") and project financing facilities to Gulfstream Park Racing Association, Inc. and Remington Park, Inc. ("MEC Project Financings"), with an estimated fair value of $344.7 million less $40.0 million of cash acquired at April 30, 2010 and the cash payment of $89.0 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors' Committee, under the acquisition method of accounting. Accordingly, the fair value of the consideration was allocated to the net assets acquired and liabilities assumed based on the determination of fair values at April 30, 2010. Determination of fair value required the use of significant assumptions and estimates including future expected cash flows and applicable discount rates and the use of third-party valuations. The purchase consideration and related allocations are preliminary due to certain estimates made relating to amounts recoverable from the Reorganized MEC, pre-petition accounts receivable on account of track wagering, insurance recoveries MID is seeking to receive as compensation from MEC's directors' and officers' insurers, the completion of bankruptcy proceedings related to expected allowed administrative, priority and other claims to be paid by the Company under the Plan, the finalization of litigation proceedings, including litigation proceedings against PA Meadows, LLC (note 10(b)) and Cushion Track Footing USA, LLC (note 10(a)) and the determination of future tax balances associated with differences between estimated fair value and the tax bases of assets acquired and liabilities assumed. The purchase price is preliminary and will be completed within one year of the acquisition.

Goodwill arose from the acquisition of XpressBet, MJC and AmTote. Goodwill arising from the acquisition of XpressBet of $11.6 million is deductible for tax purposes and the remainder arising from the acquisition of MJC and AmTote in the aggregate amount of $33.4 million is not deductible for tax purposes (note 6).

The fair values of the assets of the racing businesses were assessed based on the underlying real estate as this was determined to be the highest and best use in accordance with ASC 820, "Fair Value Measurements and Disclosures". The fair values of the real estate were determined based on external real estate appraisals on a market approach using estimated prices at which comparable assets could be purchased and adjusted in respect of costs associated with conversion to use the properties contemplated in the real estate appraisal. In the case of MJC, the fair values were established based on the sale transaction with Penn National Gaming, Inc. ("Penn"). On May 6, 2010, the Company, through an indirect wholly owned subsidiary, entered into an agreement with a wholly owned subsidiary of Penn providing for joint ventures to own and operate the MJC real estate and racing operations and the right to pursue gaming opportunities at MJC properties. On July 1, 2010, all closing conditions relating to this transaction were completed. The agreement stipulates that (i) MJC's real estate and racing operations (the "Real Estate and Racing Venture") will be owned by a joint venture to be 51% owned and managed by MID, and (ii) the right to develop and operate any future gaming opportunities other than racing at the MJC properties (the "Gaming Venture") would be owned by a joint venture to be 51% owned and managed by Penn. Penn paid MID $26.3 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture on closing, which included a working capital adjustment and the reimbursement of certain expenses of approximately $0.3 million. MID and Penn have agreed to ensure adequate operating capital at MJC, pursuant to an operating plan as mutually determined by MID and Penn and approved by the Maryland Racing Commission, until December 31, 2011. The operating plan has yet to be approved. Effective July 1, 2010, the Company deconsolidated the accounts of MJC from its consolidated financial statements and recorded the investments in these joint ventures using the equity method of accounting.

The fair values of fixed assets, which include machinery and equipment and furniture and fixtures, were determined based on a market approach using current prices at which comparable assets could be purchased under similar circumstances.

Intangible assets include customer contracts, software technology and a trademark. The fair values of the intangible assets were determined in consultation with an external valuator. The fair value of the customer contracts was determined using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management's best estimate of future operating results. The discount rate represents the respective entity's weighted average cost of capital including a risk premium where warranted. Customer contracts of $12.1 million are amortized over the term of the contracts, which range from 3 to 8 years. The fair value of the software technology was based on the relief-from-royalty valuation methodology, which estimates the incremental cash flows accruing to the owner of the software technology by virtue of the fact that the owner does not have to pay a royalty to another party for use of the asset. The incremental cash flows were derived from applying a royalty rate to estimates of the entity's projected revenues. The royalty rate was determined by comparing third-party licensing transactions to the entity's operations. The discount rate applied was based upon the respective entity's weighted average cost of capital including a risk premium where warranted. Software technology of $13.0 million is amortized on a straight-line basis over 5 years. The trademark was also determined based on the relief-from-royalty valuation methodology using similar inputs described above. The trademark of $4.1 million, which is active and relates to corporate identification, has an indefinite life and therefore is not amortized.

Other assets primarily represent a 50% joint venture interest in VGP. Fair value of VGP was determined based on an external real estate appraisal using a discounted cash flow analysis under the income valuation method.

Due to the short period to maturity, the carrying values of bank indebtedness and long-term debt due within one year approximate fair value.

Other long-term liabilities relate primarily to pension liabilities. The Company, in consultation with actuaries, determined the assumptions used in assessing the fair value of the pension liabilities relating to the two pension plans as follows:

- the assumed discount rate for each pension plan reflects market rates for high quality fixed income investments currently available whose cash flows match the timing and amount of expected benefit payments;
- the expected long-term rate of return on plan assets was determined by considering the plans' current investment mix and the historical and expected future performance of these investment categories; and
- the average rate of increase in compensation levels was determined based on past salary history and expectations on salary progression.

The remaining identifiable assets and liabilities were primarily cash and cash equivalents, restricted cash, accounts receivable, income taxes receivable, inventories, prepaid expenses and other, accounts payable and accrued liabilities, income taxes payable and deferred revenue, for which carrying value approximates fair value. Receivable from Reorganized MEC relates to insurance recovery proceeds of $21.4 million as well as the proceeds from the sale of Thistledown of $19.9 million received subsequent to the date the Transferred Assets were transferred to MID under the Plan and the expected proceeds from the sale of Lone Star LP of $27.0 million. Due to the short-term nature of these amounts, the book value approximates fair value. The proceeds from insurance recoveries were received in July 2010, September 2010 and October 2010 and proceeds from the sale of Thistledown were received in July 2010. The proceeds from the sale of Lone Star LP are expected to be received in the first quarter of 2011.

A summary of the changes made to the initial allocation of the purchase price consideration to the assets acquired and liabilities assumed is as follows:

Increase in insurance recoveries from MEC's directors' and officers' insurers	$	8,400
Decrease in expected allowed administrative, priority and other claims from bankruptcy proceedings		8,152
Decrease in future tax liabilities associated with differences in estimated fair value and the tax bases of assets acquired and liabilities assumed		1,352
Increase in litigation proceedings accruals		(850)
Other items		(460)
Increase in goodwill associated with certain changes described above		2,104
Net increase to purchase price consideration	**$**	**18,698**

2. REAL ESTATE PROPERTIES

Real estate properties consist of:

As at		April 30, 2010
Land and improvements	$	348,362
Buildings, parking lots and roadways		27,582
	$	375,944

3. FIXED ASSETS

Fixed assets consist of:

As at		April 30, 2010
Machinery and equipment	$	13,888
Furniture and fixtures		3,629
	$	17,517

4. OTHER ASSETS

Other assets consist of:

As at		April 30, 2010
Investments in unconsolidated joint ventures	$	32,268
Other		87
	$	32,355

The Company's ownership percentages and carrying values of its investments in unconsolidated joint ventures are as follows:

	Ownership %		April 30, 2010
The Village at Gulfstream Park, LLC	50%	$	31,524
HRTV, LLC	50%		744
TrackNet Media Group, LLC	50%		—
		$	32,268

The Village at Gulfstream Park, LLC is an outdoor shopping and entertainment centre located adjacent to Gulfstream Park. The assets and liabilities of VGP are primarily comprised of accounts receivable, real estate properties, other assets, accounts payable and accrued liabilities, current portion of long-term debt and long-term debt. HRTV, LLC owns Horse Racing TV®, a television network focused on horse racing. The assets and liabilities of HRTV, LLC are primarily comprised of cash and cash equivalents, accounts receivable, prepaid expenses and other and accounts payable and accrued liabilities. TrackNet Media Group, LLC buys and sells horse racing content and promotes the availability of horse racing signals to customers worldwide. However, this joint venture is in the process of being dissolved.

5. INTANGIBLE ASSETS

Intangible assets consist of:

As at		April 30, 2010
Customer contracts	$	12,100
Software technology		13,000
Trademark		4,100
	$	29,200

Amortization expense for each of the following five years is estimated to be as follows:

2011	$	6,240
2012		6,240
2013		6,240
2014		3,374
2015		2,823
	$	24,917

6. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill consists of:

As at		April 30, 2010
The Maryland Jockey Club (note 1(b))	$	29,187
XpressBet		11,637
AmTote		4,153
	$	44,977

7. FUTURE INCOME TAXES

(a) Future tax assets of $7,630 are primarily comprised of tax values in excess of book values on depreciable property.

(b) Future tax liabilities of $35,264 are primarily comprised of book values in excess of tax values on land and intangible assets.

8. BANK INDEBTEDNESS AND LONG-TERM DEBT

(a) Bank Indebtedness

Bank indebtedness consists of:

As at		April 30, 2010
Senior secured revolving credit facility[a]	$	37,991
Revolving loan facility[b]		3,919
	$	41,910

(a) The Transferred Assets included a $40.0 million senior secured revolving credit facility with a Canadian financial institution, which was scheduled to mature on March 16, 2009. However, the revolving credit facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. Loans under the revolving credit facility were secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park and were guaranteed by certain subsidiaries of MEC. The loans under the revolving credit facility bore interest at the U.S. base rate plus 5.0% or the London Interbank Offered Rate ("LIBOR") plus 6.0%.

(b) The Transferred Assets included a $7.5 million revolving loan facility with a U.S. financial institution that required that the aggregate outstanding principal be fully repaid for a period of 60 consecutive days during each year. The revolving loan facility was scheduled to mature on October 31, 2012. However, the facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The revolving loan facility was secured by a first deed of trust on Santa Anita Park and the surrounding real property. Borrowings under the revolving loan facility bore interest at the U.S. prime rate.

(b) Long-term Debt

Long-term debt, which is classified as a current liability, consists of:

As at		April 30, 2010
Term loan facility[a]	$	61,125
Term loan facility[b]		5,620
Revolving term loan facility[c]		4,500
Term loan facility[d]		2,770
Equipment loan[e]		24
	$	74,039

(a) The Transferred Assets included a $61.1 million fully drawn term loan facility. The term loan facility was repayable in monthly principal payments of $375 thousand until maturity. The term loan facility was scheduled to mature on October 31, 2012. However, the facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loan bore interest at LIBOR plus 2.0% per annum and was collateralized by a first deed of trust on Santa Anita Park and the surrounding real property.

(b) The Transferred Assets included a $5.6 million term loan facility. The term loan facility had a maturity date of December 1, 2013 and was repayable in escalating quarterly principal and interest payments until December 1, 2013. However, the facility was due on demand as a result of MEC filing for Chapter 11 petitions on March 5, 2009. The term loan bore interest at LIBOR plus 2.6% per annum and was secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC.

(c) The Transferred Assets included a $4.5 million fully drawn revolving term loan facility. The revolving term loan facility had a maturity date of December 1, 2013. However, the facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The revolving term loan facility bore interest at LIBOR plus 2.6% per annum and was secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC.

(d) The Transferred Assets included a $2.8 million term loan facility. The term loan facility had a maturity date of June 7, 2017 and was repayable in escalating quarterly principal and interest payments until maturity. However, the facility was due on demand as a result of MEC filing Chapter 11 petitions on March 5, 2009. The term loan bore interest at 7.7% per annum and was secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC.

(e) The Transferred Assets included a $24 thousand equipment loan which bears interest at 4.9% per annum and matures in November 2010.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at		April 30, 2010
Accounts payable	$	24,134
Allowed administrative, priority and other claims		17,769
Accrued salaries and wages		8,262
Horsemen payable		6,381
Accrued interest payable		2,601
Other accrued liabilities		52,160
	$	111,307

The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan is ongoing and subject to Bankruptcy Court approval. The Company makes estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company may revise the estimates relating to expected allowed administrative, priority and other claims assumed by the Company under the Plan.

10. CONTINGENCIES

(a) On May 8, 2008, the Los Angeles Turf Club, Incorporated ("LATC") commenced civil litigation in the District Court in Los Angeles for breach of contract. It is seeking damages in excess of $8.4 million from Cushion Track Footing USA, LLC and other defendants for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended. The defendants were served with the complaint and filed a motion to dismiss the action for lack of personal jurisdiction. On October 20, 2008, the presiding judge denied the defendants' motions. The defendants have filed answers and cross complaints against all other vendors who participated in the removal and construction of the track. In addition, the defendants filed a counter-claim against LATC, which was dismissed. A court-ordered mediation was held on December 1, 2010 and the mediator has requested the defendants to provide additional documents by December 24, 2010.

(b) On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which $25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations. In April 2009, MEC estimated $10.0 million (less certain offsets) was payable based upon certain triggering events in The Meadows Holdback Agreement, however, payment was not made by PA Meadows, LLC. Accordingly, MEC commenced litigation proceedings for collection of the $10.0 million proceeds plus interest. In addition, in February 2010, an additional $5.0 million, less certain offsets, was considered owing under the terms of The Meadows Holdback Agreement; again, however, payment was not made. As part of the acquisition of the Transferred Assets, MID received the right to receive any payments under The Meadows Holdback Agreement currently pending in the Court. A decision by the Court concerning the motions for summary judgments made by the parties with respect to whether any amounts are owed to MID under The Meadows Holdback Agreement is expected prior to the end of 2010.

(c) The California Regional Water Quality Control Board (the "Control Board") requires that Santa Anita Park apply for, and keep in force, a wastewater discharge permit which governs and regulates the amount of contaminated water that may be discharged into the storm drain and water table as a result of maintenance of the horse population on site. With the issuance of the permit in 2006, there were certain compliance efforts the Control Board requested that management address over the five-year permit period. The Control Board did not give deadlines for immediate compliance nor is Santa Anita Park's current permit at risk for non-compliance. Citations are not expected unless Santa Anita Park does not make an effort to comply. Santa Anita Park is in continual discussions with the Control Board regarding the nature of the compliance requests and the planning process as to how these requirements will be addressed. A number of these requirements have been or are expected to be addressed through planned capital projects. Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than merely a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirement. This process will span several years as Santa Anita Park addresses each of these requirements. The exact scope, cost and timing of the remediation efforts have not been finalized and a compliance plan has not been agreed upon with the Control Board. It has been concluded that no accrual is required at April 30, 2010, since the Control Board had granted a permit for a five-year period, there were no manifestations by the Control Board for immediate compliance and Santa Anita Park had not finalized a compliance plan with the Control Board.

(d) In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees related to the Transferred Assets. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Transferred Assets.



Item 3(l) attached

MI Developments Inc. ("MID") does not adopt the attached monthly operating report for the period of April 5, 2010 to April 30, 2010 (the "Monthly Operating Report") of Magna Entertainment Corp ("MEC") and is providing this Monthly Operating Report as a required filing with this Business Acquisition Report in connection with an order granted by the Ontario Securities Commission, as principal regulator, and on behalf of the Canadian securities regulatory authorities, from the requirements of section 8.4 of National Instrument 51-102 – *Continuous Disclosure Obligations* to include financial statements in this Business Acquisition Report.

The Monthly Operating Report is limited in scope, covers a limited time period, and has been prepared solely for the purposes of MEC's compliance with the monthly reporting requirements of the U.S. Bankruptcy Court for the District of Delaware (in re Magna Entertainment Corp., et al, Chapter 11, Case No. 09-10720). The financial information in the Monthly Operating Report was not audited or reviewed by independent accountants, and has not been subject to all procedures that would typically be applied to financial information presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and therefore may exclude items required by GAAP, such as certain reclassifications, eliminations, accruals, and disclosure items.

Readers are cautioned not to place undue reliance upon the Monthly Operating Report. There can be no assurance that such information is complete. The Monthly Operating Report may be subject to future adjustment and reconciliation. The Monthly Operating Report is in a format required by the U.S. Bankruptcy Code and should not be used for investment purposes. The information in the Monthly Operating Report should not be viewed as indicative of future results.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **May 31, 2010**

MAGNA ENTERTAINMENT CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

000-30578	**98-0208374**
(Commission File Number)	(I.R.S. Employer Identification No.)
337 Magna Drive, Aurora, Ontario, Canada	**L4G 7K1**
(Address of Principal Executive Offices)	(Zip Code)

(905) 726-2462
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if changed since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On May 31, 2010, the Registrant and several other direct and indirect U.S. subsidiaries of the Registrant (collectively, the "U.S. Debtors"), filed their financial statements included in the Monthly Operating Report for the period from April 5, 2010 to April 30, 2010 with the United States Bankruptcy Court for the District of Delaware ("U.S. Bankruptcy Court") (In re Magna Entertainment Corp., et al, Chapter 11, Case No. 09-10720). A copy of the monthly operating report is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The Monthly Operating Report is limited in scope, covers a limited time period, and has been prepared solely for the purpose of the U.S. Debtors' compliance with the monthly reporting requirements of the U.S. Bankruptcy Court. The Financial information in the Monthly Operating Report was not audited or reviewed by independent accountants, and has not been subject to all procedures that would typically be applied to financial information presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and therefore may exclude items required by GAAP, such as certain reclassifications, eliminations, accruals, and disclosure items. The Registrant cautions readers not to place undue reliance upon the Monthly Operating Report. There can be no assurance that such information is complete. The Monthly Operating Report may be subject to future adjustment and reconciliation. The Monthly Operating Report is in a format required by the U.S. Bankruptcy Code and should not be used for investment purposes. The information in the Monthly Operating Report should not be viewed as indicative of future results.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 Monthly Operating Report for the period April 5, 2010 to April 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MAGNA ENTERTAINMENT CORP.
(Registrant)

August 10, 2010

by: /s/William G. Ford
William G. Ford
Plan Administrator

Exhibit 99.1

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

MONTHLY OPERATING REPORT

File with Court and submit copy to United States Trustee within 20 days after end of month

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Explanation Attached	Affidavit/ Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	Yes		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a	Yes		
Schedule of Professional Fees Paid	MOR-1b	Yes		
Copies of bank statements		No		
Cash disbursements journals		No		
Statement of Operations	MOR-2	Yes		
Balance Sheet	MOR-3	Yes		
Status of Post-petition Taxes	MOR-4	Yes		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Unpaid Post-petition Debts	MOR-4	Yes		
Listing of aged accounts payable	MOR-4	Yes		
Accounts Receivable Reconciliation and Aging	MOR-5	Yes		
Debtor Questionnaire	MOR-5	Yes		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents are true and correct to the best of my knowledge and belief.

______________________	______________________
Signature of Debtor	Date
______________________	______________________
Signature of Joint Debtor	Date
/s/ William G. Ford	May 31, 2010
Signature of Authorized Individual*	Date
William G. Ford	Plan Administrator
Printed Name of Authorized Individual	Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS

Amounts reported should be per the debtor's books, not the bank statement. The beginning cash should be the ending cash from the prior month or, if this is the first report, the amount should be the balance on the date the petition was filled. The amounts reported in the "CURRENT MONTH - ACTUAL" column must equal the sum of the four bank account columns. The amounts reported in the "PROJECTED" columns should be taken from the SMALL BUSINESS INITIAL REPORT (FORM IR-1). Attach copies of the bank statements and the cash disbursements journal. The total disbursements listed in the disbursements journal must equal the total disbursements reported on this page. A bank reconciliation must be attached for each account. [See MOR-1 (CONT)]

	BANK ACCOUNTS				CURRENT MONTH		CUMULATIVE FILING TO DATE	
	OPER.	PAYROLL	TAX	OTHER	ACTUAL	PROJECTED	ACTUAL	PROJECTED
CASH BEGINNING OF MONTH	1,204,679			52,652,244	53,856,923		801,229	
RECEIPTS								
CASH SALES								
ACCOUNTS RECEIVABLE							90,752	
LOANS AND ADVANCES								
SALE OF ASSETS							88,320,438	
OTHER (ATTACH LIST)	4,433,278			53	4,433,331		44,969,597	
TRANSFERS (FROM DIP ACCTS)	3,500,000			6,617	3,506,617		71,053,974	
TOTAL RECEIPTS	7,933,278			6,670	7,939,948		204,434,761	
NET PAYROLL	281,270				281,270		3,467,355	
PAYROLL TAXES	280,977				280,977		2,291,681	
SALES, USE & OTHER TAXES								
INVENTORY PURCHASES								
SECURED RENTAL/LEASES	17,265				17,265		86,431	
INSURANCE	792,030				792,030		13,496,218	
ADMINISTRATIVE	254,606			6,617	261,223		6,326,820	
SELLING								
OTHER (ATTACH LIST)	1,852,709			51,010,136	52,862,845		130,293,781	
OWNER DRAW*								
TRANSFERS (TO DIP ACCTS)	1,656,617				1,656,617		20,577,502	
PROFESSIONAL FEES	3,048,156				3,048,156		26,033,325	
U.S. TRUSTEE QUARTERLY FEES	54,912				54,912		121,301	
COURT COSTS								
TOTAL DISBURSEMENTS	8,238,542			51,016,753	59,255,295		202,694,414	
NET CASH FLOW (RECEIPTS LESS DISBURSEMENTS)	(305,264)			(51,010,083)	(51,315,347)		1,740,347	
CASH - END OF MONTH	899,415			1,642,161	2,541,576		2,541,576	

* COMPENSATION TO SOLE PROPRIETORS FOR SERVICES RENDERED TO BANKRUPTCY ESTATE

THE FOLLOWING SECTION MUST BE COMPLETED

DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES (FROM CURRENT MONTH ACTUAL COLUMN)

TOTAL DISBURSEMENTS (LESS TRANSFERS TO OTHER ACCOUNTS)	$ 59,255,295
LESS: TRANSFERS TO DEBTOR IN POSSESSION ACCOUNTS	$ 1,656,617
PLUS: ESTATE DISBURSEMENTS MADE BY OUTSIDE SOURCES (i.e. from escrow accounts)	$
TOTAL DISBURSEMENTS FOR CALCULATING U.S. TRUSTEE QUARTERLY FEES	$ 57,598,678

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

BANK RECONCILIATIONS
Continuation Sheet for MOR-1

A bank reconciliation must be included for each bank account. The debtor's bank reconciliation may be substituted for this page.

	Operating		Payroll		Tax		Other	
BALANCE PER BOOKS	#		#		#		#	
BANK BALANCE								
(+) DEPOSITS IN TRANSIT (ATTACH LIST)								
(-) OUTSTANDING CHECKS (ATTACH LIST)								
OTHER (ATTACH EXPLANATION)								
ADJUSTED BANK BALANCE*								

*Adjusted bank balance must equal balance per books

DEPOSITS IN TRANSIT	Date	Amount	Date	Amount	Date	Amount	Date	Amount

CHECKS OUTSTANDING	Ck. #	Amount	Ck. #	Amount	Ck. #	Amount	Ck. #	Amount
OTHER (RECEIPTS)								
Foreign Exchange Revaluation		(21,606)						
Funding from various business units		4,122,060						
ATM Revenue net of fees		6,238						
Various cash receipts		22,059						
Nevada Settlement		164,190						
Return Aviva Cash Collateral		45,185						
EAP International refund		25,638						
Gulfstream Park reimbursement of Sunshine Millions horse transportation		52,500						
Basic COBRA Credit refund		17,014						
Earned Interest								53
OTHER (DISBURSEMENTS)								
401K payments/advances		5,527						
Employee Travel Expenses		34,329						
Payment of DIP Loan interest, commitment fee and arrangement fee		1,159,486						
BMO interest payment		257,610						
Contributions to Forest City Joint Venture		76,457						
Forest City shared costs		245,659						
Directors' Fees		73,641						
Principal repayment on DIP Loan								33,000,000
Principal repayment on Remington Loan								18,010,136

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID

This schedule is to include all retained professional payments from case inception to current month.

Payee	Period Covered	Amount Covered	Payor	Check Number	Check Date	Amount Paid Fees	Amount Paid Expenses	Year-To-Date Fees	Year-To-Date Expenses
FTI Consulting, Inc.	Apr 1- Apr 30, 2010	$ 188,158	Magna Entertainment Corp.	Wire Payment	04/06/2010	$ 165,000	$ 23,158		
FTI Consulting, Inc.	Success Fee	$ 1,000,000	Magna Entertainment Corp.	Wire Payment	04/30/2010	$ 1,000,000		$ 3,311,375	$ 220,866
Kramer Levin Naftalis & Frankel LLP	Feb 1 – Feb 28, 2010	$ 152,103	Magna Entertainment Corp.	Wire Payment	04/30/2010	$ 144,640	$ 7,463	$ 2,831,425	$ 150,628
Richards Layton & Finger, P.A.	Jan 1 – Feb 28, 2010	$ 139,887	Magna Entertainment Corp.	Wire Payment	04/30/2010	$ 128,463	$ 11,424	$ 609,612	$ 60,705
Weil, Gotshal & Manges LLP	Dec 1- Dec 31, 2009	$ 433,271	Magna Entertainment Corp.	Wire Payment	04/30/2010	$ 420,307	$ 12,964	$ 5,974,143	$ 170,412
Miller Buckfire & Co., LLC	Jan 1 – Jan 31, 2010	$ 120,760	Magna Entertainment Corp.	Wire Payment	04/30/2010	$ 120,000	$ 760	$ 2,343,145	$ 168,953
Osler, Hoskin & Harcourt LLP	Dec 1, 2009 – Feb 28, 2010	$ 39,189	Magna Entertainment Corp.	Wire Payment	04/16/2010	$ 38,977	$ 212	$ 1,097,459	$ 25,343
Alix Partners, LLC								$ 195,774	$ 46,249
Blackstone Advisory Services L.P.	Dec 1, 2009 – Jan 31, 2010	$ 241,442	Magna Entertainment Corp.	Wire Payment	04/30/2010	$ 240,000	$ 1,442	$ 1,553,199	$ 44,968
Kurtzman Carson Consultants LLC	Jan 1 – Jan 31, 2010	$ 56,031	Magna Entertainment Corp.	114083	04/08/2010	$ 32,744	$ 23,287		

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID

This schedule is to include all retained professional payments from case inception to current month.

Payee	Period Covered	Amount Covered	Payor	Check Number	Check Date	Amount Paid Fees	Amount Paid Expenses	Year-To-Date Fees	Year-To-Date Expenses
Kurtzman Carson Consultants LLC	Feb 1 – Mar 31, 2010	$ 640,140	Magna Entertainment Corp.	Wire Payment	04/30/2010	$ 190,028	$ 450,112	$ 1,368,474	$ 596,636
Fasken Martineau DuMoulin LLP								$ 161,442	$ 2,180
The Garden City Group, Inc.								$ 16,103	$ 144
Mayer Brown LLP	Feb 1 – Feb 28, 2010	$ 37,175	Magna Entertainment Corp.	114087	04/08/2010	$ 37,175		$ 269,454	$ 5,341
Young Conaway Stargatt & Taylor, LLP								$ 67,323	$ 7,944
Sidley Austin LLP								$ 4,076,966	$ 239,609
Davies Ward Phillips & Vineberg LLP								$ 150,202	$ 5,204
Shearman & Sterling LLP								$ 8,683	
Illumina Partners Inc.								$ 100,280	$ 989
Drinker Biddle & Reath LLP								$ 16,198	$ 712
Pachulski, Stang, Ziehl & Jones LLP								$ 112,700	$ 22,485

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

STATEMENT OF OPERATIONS
(Income Statement)

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

	Month	Cumulative Filing to Date
REVENUES		
Gross Revenues	$	$
Less: Returns and Allowances		
Net Revenue	$	$
COST OF GOODS SOLD		
Beginning Inventory		
Add: Purchases		
Add: Cost of Labor		
Add: Other Costs (attach schedule)		
Less: Ending Inventory		
Cost of Goods Sold		
Gross Profit		
OPERATING EXPENSES		
Advertising	4,252	172,558
Auto and Truck Expense		
Bad Debts		3,354
Contributions		
Employee Benefits Programs	26,805	(249,263)
Insider Compensation*	942,093	2,471,035
Insurance	855	1,886,106
Management Fees/Bonuses	(718,111)	(12,255,773)
Office Expense	2,114	33,861
Pension & Profit-Sharing Plans		
Repairs and Maintenance	18,325	303,373
Rent and Lease Expense	47,985	400,288
Salaries/Commissions/Fees	391,771	3,601,478
Supplies		
Taxes - Payroll		
Taxes - Real Estate		
Taxes - Other		
Travel and Entertainment	16,245	645,788
Utilities		
Other (attach schedule)	167,285	3,378,024
Total Operating Expenses Before Depreciation	899,619	390,829
Depreciation/Depletion/Amortization	1,470,303	12,446,146
Net Profit (Loss) Before Reorganization Items	(2,369,922)	(12,836,975)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(5,096)	(933,632)
Interest Expense	2,674,730	36,370,861
Other Expense (attach schedule)	124,983	3,225,485
Net Profit (Loss) Before Reorganization Items	(5,164,539)	(51,499,689)
REORGANIZATION ITEMS		
Professional Fees	12,984,642	35,530,294
U.S. Trustee Quarterly Fees		82,825
Interest Earned on Accumulated Cash from Chapter 11 (see continuation sheet)		
Gain (Loss) from Sale of Remington Park	50,377	54,424,919
Other Reorganization Expenses (attach schedule)	70	142,782
Total Reorganization Expenses	12,934,335	(18,669,018)
Income Taxes		4,621,440
Net Profit (Loss)	$ (18,098,874)	$ (37,452,111)

* "Insider" is defined in 11 U.S.C. Section 101(31).

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month	Cumulative Filing to Date
Other Expenses		
Write Off of Deferred costs		1,812,839
TVG Litigation costs	124,983	1,412,646
Other Operational Expenses		
Other Income		
ATM Revenues	6,253	324,629
Other Miscellanceous	(1,157)	5,894
Millenium Holdback		158,918
Recovery of HRTV Contribution		404,191
Sponsorship Revenue		40,000
Other Operating Expenses		
Memberships & Subscriptions	8,035	71,401
Audit Fees		(98,410)
Tax Fees	46,321	813,567
Legal Expenses	2,192	421,008
Consulting Fees	22,042	304,476
Shareholder Info	1,245	118,103
Trademarks & Logos	308	12,863
Filing & Lobbying	14,838	171,674
MSI Intercompany Fees	14,951	588,988
Bank Service Charges	16,987	315,595
Recruiting		60,000
Foreign Exchange (Gain) / Loss	40,366	598,759
Other Reorganization Expenses		
Air and Ground Travel	70	3,752
Meals		155
Office Expense		35
Insurance Service Fees		24,840
E&Y Bankruptcy Retention Fees		59,000
Property Appraisal & valuation Fees		55,000

Reorganization Items - Interest Earned on Accumulated Cash from Chapter 11:

Interest earned on cash accumulated during the chapter 11 case, which would not have been earned but for the bankruptcy proceeding, should be reported as a reorganization item.

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
CURRENT ASSETS		
Unrestricted Cash and Equivalents	903,998	806,435
Restricted Cash and Cash Equivalents (see continuation sheet)	1,642,161	
Accounts Receivable (Net)	580,986	539,865
Notes Receivable		
Inventories		
Prepaid Expenses	1,310,256	4,201,995
Professional Retainers		
Other Current Assets (attach schedule)		
TOTAL CURRENT ASSETS	$ 4,437,401	$ 5,548,295
PROPERTY AND EQUIPMENT		
Real Property and Improvements		
Machinery and Equipment		
Furniture, Fixtures and Office Equipment	10,988,926	10,972,271
Leasehold Improvements		
Vehicles		
Less Accumulated Depreciation	(9,608,930)	(9,299,978)
TOTAL PROPERTY & EQUIPMENT	$ 1,379,996	$ 1,672,293
OTHER ASSETS		
Loans to Insiders*		
Other Assets (attach schedule)	1,034,828,013	1,023,855,318
TOTAL OTHER ASSETS	$ 1,034,828,013	$ 1,023,855,318
TOTAL ASSETS	**$ 1,040,645,410**	**$ 1,031,075,906**

LIABILITIES AND OWNER EQUITY LIABILITIES NOT SUBJECT TO COMPROMISE	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Accounts Payable	1,860,988	
Taxes Payable (refer to FORM MOR-4)		
Wages Payable		
Notes Payable		
Rent/Leases - Building/Equipment		
Secured Debt/Adequate Protection Payments		
Professional Fees		
Amounts Due to Insiders*		
Other Postpetition Liabilities (attach schedule)	20,934,867	6,269,666
TOTAL POSTPETITION LIABILITIES	$ 22,795,855	$ 6,269,666
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt	243,731,963	216,123,174
Priority Debt		
Unsecured Debt	228,424,606	225,537,969
TOTAL PRE-PETITION LIABILITIES	472,156,569	441,661,143
TOTAL LIABILITIES	$ 494,952,424	$ 447,930,809
OWNER EQUITY		
Capital Stock	701,630,421	701,630,421
Additional Paid-In Capital	4,149,000	4,149,000
Partners' Capital Account		
Owner's Equity Account		
Retained Earnings - Pre-Petition	(122,634,324)	(122,634,324)
Retained Earnings - Postpetition	(37,452,111)	
Adjustments to Owner Equity (attach schedule)		
NET OWNER EQUITY	$ 545,692,986	$ 583,145,097
TOTAL LIABILITIES AND OWNERS EQUITY	**$ 1,040,645,410**	**$ 1,031,075,906**

* "Insider" is defined in 11 U.S.C. Section 101(31).

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Current Assets		
Other Assets		
Investments in subsidiaries	513,952,336	523,543,107
Income Taxes Receivable	11,164,208	13,110,591
Deferred taxes Receivable	89,794,850	89,781,850
Other Assets	10,107,230	8,178,857
Intercompany Receivable from MEC Holdings (USA) Inc.	(2,741,516)	3,769,683
Intercompany Payable to MEC Holdings (Canada) Inc.	(448,118)	(358,867)
Intercompany Receivable from MEC Dixon Inc.	12,403,729	15,335,309
Intercompany Receivable from Magna Racino	509,170	484,635
Intercompany Receivable from Santa Anita Co. Inc.	70,619,407	72,999,028
Intercompany Payable to San Luis Rey Downs	(6,919,530)	(7,106,529)
Intercompany Payable to Pacific Racing	(1,074,398)	(1,406,389)
Intercompany Payable to Bay Meadows	(23,809,872)	(23,818,104)
Intercompany Receivable from Lone Star Park	6,383,824	1,909,994
Intercompany Receivable from Gulfstream Park	103,470,144	105,212,712
Intercompany Receivable from GPRA Training Center	79,897,420	79,655,973
Intercompany Receivable from GPRA Commercial Enterprises Inc.	32,916,832	17,930,982
Intercompany Payable to Sunshine Meadows Racing	(1,602,019)	(458,456)
Intercompany Receivable from MJC Laurel Park	37,205,248	34,313,644
Intercompany Receivable from MJC Pimlico	21,625,364	13,486,004
Intercompany Receivable from MJC Bowie	794,054	789,365
Intercompany Receivable from Remington Park	18,010,136	20,986,871
Intercompany Receivable from Thistledown	16,079,762	12,843,147
Intercompany Payable to MEC Racing Pennsylvania Inc.	(2,661,709)	(2,814,367)
Intercompany Receivable from Pennsylvania Racing Services Inc.	2,844,183	3,403,680
Intercompany Receivable from MEC Oregon Racing	14,132,295	13,004,877
Intercompany Receivable from Multnomah	800,822	800,822
Intercompany Receivable from MI Racing Inc.	18,513,468	18,541,298
Intercompany Receivable from DLR Inc.	1,001,180	1,001,081
Intercompany Receivable from OTL Inc.	115,662	115,552
Intercompany Payable to MGE	(21,245,061)	(20,780,578)
Intercompany Receivable from MI Developments	458,486	983,490
Intercompany Receivable from 1180482 Ontario Inc.	2,169	2,169
Intercompany Receivable from MEC Bedding	10,295,642	10,273,706
Intercompany Receivable from MEC Land Holdings	8,940,621	8,940,621
Intercompany Payable to Palm Meadows Residential	(1,920,119)	(1,920,119)
Intercompany Payable to XpressBet	(21,715,833)	(22,065,651)
Intercompany Receivable from HRTV	35,908,662	36,759,971
Intercompany Payable to Fontana Housing	(26,353,665)	(27,682,115)
Intercompany Receivable from SBI	230,300	230,300
Intercompany Receivable from MEC Maryland Investment Inc.	18,027,915	18,027,915
Intercompany Receivable from MEC NY Acquisitions, Inc.	6,230	9,330
Intercompany Receivable from Amtote	9,108,504	5,839,929

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

BALANCE SHEET - continuation sheet

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE ON PETITION DATE
Other Postpetition Liabilities		
Audit Accrual	—	471,172
Tax Accrual	346,667	269,166
Group RSP	26,800	38,183
Due to Magna International Inc.	938,162	1,109,176
Interest Accrual on Convertible Debentures	4,058,333	3,855,417
Interest Accrual on BMO Loan	—	—
Estimated IBNR	7,000	7,000
NTRA Dues	69,041	—
Severance Accrual	842,254	162,619
Legal Accrual	204,483	79,500
FSA Employee Deductions	769	275
ATM Settlement for the Tracks	—	7,344
Consulting Fees	4,952	9,814
Zurich Claim service fee	—	50,000
Directors Fees	10,000	210,000
Bankruptcy Professional Fees Accrual	13,426,406	—
Fex Straw Sale Proceeds	1,000,000	—
Adjustments to Owner Equity		
Postpetition Contributions (Distributions) (Draws)		

Restricted Cash is cash that is restricted for a specific use and not available to fund operations. Typically, restricted cash is segregated into a separate account, such as an escrow account.

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero. Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.

Attach photocopies of any tax returns filed during the reporting period.

Federal	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Date Paid	Check No. T	Ending Tax Liability
Withholding						
FICA-Employee						
FICA-Employer						
Unemployment						
Income						
Other:						
Total Federal Taxes						
State and Local						
Withholding						
Sales						
Excise						
Unemployment						
Real Property						
Personal Property						
Other:						
Total State and Local						
Total Taxes						

SUMMARY OF UNPAID POSTPETITION DEBTS

Attach aged listing of accounts payable.

	Number of Days Past Due					
	Current	0-30	31-60	61-90	Over 90	Total
Accounts Payable	236,910		23,756	387,660	1,212,662	1,860,988
Wages Payable						
Taxes Payable						
Rent/Leases-Building						
Rent/Leases-Equipment						
Secured Debt/Adequate Protection Payments						
Professional Fees						
Amounts Due to Insiders*						
Other: Accrued Liabilities	20,934,867					20,934,867
Other:						
Total Postpetition Debts	21,171,777		23,756	387,660	1,212,662	22,795,855

Explain how and when the Debtor intends to pay any past-due postpetition debts.

* "Insider" is defined in 11 U.S.C. Section 101(31).

In re Magna Entertainment Corp.

Case No. 09-10720
Reporting Period: April 5 – April 30, 2010

ACCOUNTS RECEIVABLE RECONCILIATION AND AGING

Accounts Receivable Reconciliation	
Total Accounts Receivable at the beginning of the reporting period	597,175
+ Amounts billed during the period	49,208
- Amounts collected during the period	65,397
Total Accounts Receivable at the end of the reporting period	580,986

Accounts Receivable Aging	
0 - 30 days old	49,208
31 - 60 days old	74,894
61 - 90 days old	113,163
91+ days old	343,721
Total Accounts Receivable	580,986
Amount considered uncollectible (Bad Debt)	
Accounts Receivable (Net)	580,986

DEBTOR QUESTIONNAIRE

Must be completed each month		Yes	No
1.	Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2.	Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3.	Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
4.	Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5.	Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X